As filed with the Securities and Exchange Commission on June 2, 2017

Registration No. 333-217512

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM F-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

MacDonald, Dettwiler and Associates Ltd.

(Exact name of Registrant as Specified in its Charter)

British Columbia, Canada	3663	98-0544351
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

One Embarcadero Center, Suite 500

San Francisco, California 94111

(415) 315-1551

C T Corporation System

818 W 7th Street, Suite 930

Los Angeles, California 90017

1-855-316-8944

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

With copies to:

Jeffrey B. Floyd Stephen M. Gill Vinson & Elkins LLP 1001 Fannin St. Suite 2500 Houston, Texas 77002 1-713-758-2222	Michelle Kley Senior Vice President & Chief Legal and Compliance Officer SSL MDA Holdings, Inc. One Market Plaza, Suite 4025 Spear Tower San Francisco, CA 94105 1-650-852-6313	Daniel L. Jablonsky Senior Vice President and General Counsel DigitalGlobe, Inc. 1300 West 120th Avenue Westminster, Colorado 80234 1-303-684-4000	J. Jay Herron Andor D. Terner O’Melveny & Myers LLP 610 Newport Center Drive, 17th Floor Newport Beach, California 92660 1-949-823-6900

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effectiveness of this registration statement and upon completion of the merger described in the enclosed proxy statement/prospectus.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the U.S. Securities Act, check the following box and list the U.S. Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the U.S. Securities Act, check the following box and list the U.S. Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

U.S. Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)                                ☐

U.S. Exchange Act Rule 14d-1(d) (Cross-Border Third Party Tender Offer)                      ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the U.S. Securities Act, or until this registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this proxy statement/prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This proxy statement/prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

PRELIMINARY—SUBJECT TO COMPLETION—DATED June 2, 2017

PROXY STATEMENT OF DIGITALGLOBE, INC.	PROSPECTUS OF MACDONALD, DETTWILER AND ASSOCIATES LTD.

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

To the Shareowners of DigitalGlobe, Inc.:

On February 24, 2017, DigitalGlobe, Inc., a Delaware corporation (which we refer to as “DigitalGlobe”), entered into an Agreement and Plan of Merger (which, as may be amended, we refer to as the “merger agreement”) with MacDonald, Dettwiler and Associates Ltd., a corporation organized under the laws of British Columbia (which we refer to as “MDA”), SSL MDA Holdings, Inc., a Delaware corporation and wholly owned subsidiary of MDA (which we refer to as “Holdings”), and Merlin Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Holdings (which we refer to as “Merger Sub”), pursuant to which, among other things, Merger Sub will be merged with and into DigitalGlobe (which we refer to as the “merger”), with DigitalGlobe surviving the merger as an indirect wholly owned subsidiary of MDA.

If the merger is completed, you will receive 0.3132 of an MDA common share and US $17.50 in cash, without interest, for each share of DigitalGlobe common stock (which we refer to as “DigitalGlobe common stock”) that you own immediately prior to the effective time (which we refer to as the “merger consideration”). This exchange ratio is fixed and will not be adjusted to reflect changes in the price of DigitalGlobe common stock or MDA common shares prior to the completion of the merger. It is a condition to the completion of the merger that the MDA common shares to be issued in connection with the merger be authorized for listing on (a) the Toronto Stock Exchange (which we refer to as the “TSX”) and (b) the New York Stock Exchange (which we refer to as the “NYSE”) or the Nasdaq Stock Market LLC (which we refer to as the “NASDAQ”). Based on the closing price of MDA common shares of C$73.40 and the U.S. dollar-to-Canadian dollar exchange rate on February 16, 2017, the merger consideration represented a premium of (a) approximately 18% over the closing price per share of DigitalGlobe common stock on February 16, 2017, the last full trading day prior to media reports that DigitalGlobe and MDA were in merger discussions and (b) approximately 21% over the 30-day average unaffected share price of DigitalGlobe common stock prior to February 16, 2017.

Each share of Series A convertible preferred stock of DigitalGlobe (which we refer to as “DigitalGlobe preferred stock”) issued and outstanding immediately prior to the effective time of the merger (other than shares of DigitalGlobe preferred stock held directly or indirectly by MDA, DigitalGlobe or any of their respective subsidiaries or shares of DigitalGlobe preferred stock owned by holders who properly exercise their appraisal rights under the Delaware General Corporation Law (which we refer to as “DGCL”)) will be converted into the right to receive the merger consideration that the holder of such shares of DigitalGlobe preferred stock would have been entitled to receive had such holder, immediately prior to the effective time, converted such DigitalGlobe preferred stock into DigitalGlobe common stock in accordance with the applicable certificate of designation.

Based on the estimated number of shares of DigitalGlobe common stock expected to be outstanding at the closing of the merger, MDA expects to issue 21,452,302 MDA common shares in the merger (including 600,930 MDA common shares expected to be reserved for issuance, which will be issuable upon the vesting of certain DigitalGlobe restricted stock units following the effective time of the merger). Based on the estimated number of MDA common shares that are expected to be outstanding at the closing of the merger, DigitalGlobe securityholders will own approximately 37.1% of the combined company after completion of the merger (assuming the issuance of the 600,930 MDA common shares expected to be reserved for issuance in respect of certain DigitalGlobe restricted stock units).

The value of the merger consideration will fluctuate with the market price of MDA common shares. You should obtain current share price quotations for DigitalGlobe common stock and MDA common shares. DigitalGlobe common stock is listed on the NYSE under the ticker symbol “DGI,” and MDA common shares are listed on the TSX under the ticker symbol “MDA.”

You are cordially invited to attend a special meeting of DigitalGlobe shareowners to be held at 9:00 am, Mountain Time, on July 27, 2017, at DigitalGlobe’s corporate headquarters at 1300 West 120th Avenue, Westminster, Colorado 80234 (which we refer to as the “special meeting”). At the special meeting, among other matters, we will ask you to consider and vote on the approval and adoption of the merger agreement, which we refer to as the merger proposal. A notice of the special meeting and proxy statement/prospectus follow.

The DigitalGlobe board of directors believes, after considering the reasons described in this proxy statement/prospectus, among other factors, that the merger agreement is advisable and fair to, and in the best interests of DigitalGlobe and its shareowners and approved and declared advisable the merger agreement and the merger. The DigitalGlobe board of directors unanimously recommends that you vote “FOR” each proposal.

Your vote is very important, regardless of the number of shares you own. The merger cannot be completed without DigitalGlobe shareowners approving and adopting the merger agreement. At the special meeting, you will have the opportunity to vote on the approval and adoption of the merger agreement. More information about DigitalGlobe, MDA, the merger agreement, the merger and the special meeting is contained in this proxy statement/prospectus. We encourage you to read this document carefully before voting, including the section entitled “Risk Factors,” beginning on page 33 of the proxy statement/prospectus. Regardless of whether you plan to attend the special meeting, please take the time to vote your shares in accordance with the instructions contained in this document.

The DigitalGlobe board of directors unanimously recommends that DigitalGlobe shareowners vote “FOR” the adoption of the merger agreement.

Sincerely,	Sincerely,

Jeffrey R. Tarr	Howard L. Lance
Director, President and Chief Executive Officer	President and Chief Executive Officer
DigitalGlobe, Inc.	MacDonald, Dettwiler and Associates Ltd.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION, NOR ANY U.S. STATE OR CANADIAN PROVINCIAL OR TERRITORIAL SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE MERGER OR DETERMINED IF THIS PROXY STATEMENT/PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The securities to be issued in connection with the merger are not savings or deposit accounts and are not insured by the Federal Deposit Insurance Corporation, the Canada Deposit Insurance Corporation or any other governmental agency.

The date of this proxy statement/prospectus is                 , 2017 and it is first being mailed to DigitalGlobe shareowners on or about                 , 2017.

ADDITIONAL INFORMATION

DigitalGlobe files annual, quarterly and other reports, proxy statements and other information with the U.S. Securities and Exchange Commission (which we refer to as the “SEC”). This proxy statement/prospectus incorporates by reference important business and financial information about DigitalGlobe from documents that are not included in or delivered with this proxy statement/prospectus. For a listing of the documents incorporated by reference into this proxy statement/prospectus, see the section entitled “Where You Can Find Additional Information.” You can obtain copies of the documents incorporated by reference into this proxy statement/prospectus, without charge, from the SEC’s website at www.sec.gov or from DigitalGlobe’s website at http://investor.digitalglobe.com under the tab “Financial Information” and then under the heading “SEC Filings.” You may also obtain copies of documents filed by MDA with the Canadian System for Electronic Document Analysis and Retrieval (which we refer to as “SEDAR”), the Canadian equivalent of the SEC’s EDGAR system, at www.sedar.com. You can also request copies of such documents incorporated by reference into this proxy statement/prospectus (excluding all exhibits, unless an exhibit has specifically been incorporated by reference into this proxy statement/prospectus), without charge, by requesting them in writing or by telephone from the appropriate company at the following address and telephone number:

DigitalGlobe, Inc. 1300 West 120th Avenue Westminster, Colorado 80234 Attention: Investor Relations Telephone: 1-303-684-4000	MacDonald, Dettwiler and Associates Ltd. 200 Burrard Street, Suite 1570 Vancouver, British Columbia, Canada V6C 3L6 Attention: Investor Relations Telephone: 1-604-974-5275

In addition, if you have questions about the merger or the special meeting, need additional copies of this proxy statement/prospectus or need to obtain proxy cards or other information related to the proxy solicitation, you may contact Innisfree M&A Incorporated, DigitalGlobe’s proxy solicitor, at the following address and telephone numbers:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

1-888-750-5834 (toll-free from the U.S. and Canada)

1-412-232-3651 (from other locations)

You will not be charged for any of the documents that you request. If you would like to request documents, please do so by July 20, 2017 (which is five business days before the date of the special meeting) in order to receive them before the special meeting.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This proxy statement/prospectus, which forms part of a registration statement on Form F-4 (File No. 333-217512) filed with the SEC by MDA, constitutes a prospectus of MDA under Section 5 of the U.S. Securities Act of 1933, as amended (which we refer to as the “U.S. Securities Act”), with respect to the MDA common shares to be issued to DigitalGlobe shareowners pursuant to the merger agreement.

This proxy statement/prospectus also constitutes a notice of meeting and a proxy statement of DigitalGlobe under Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended (which we refer to as the “U.S. Exchange Act”), with respect to a special meeting at which DigitalGlobe shareowners will be asked to consider and vote on, among other matters, a proposal to approve and adopt the merger agreement.

You should rely only on the information contained in, or incorporated by reference into, this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. MDA and DigitalGlobe take no responsibility for, and can provide no assurances as to the reliability of, any other information that others may give you and, if given, such information must not be relied on as having been authorized by MDA or DigitalGlobe. This proxy statement/prospectus is dated                 , 2017. The information contained in this proxy statement/prospectus is accurate only as of that date or, in the case of information in a document incorporated by reference, as of the date of such document, unless the information specifically indicates that another date applies. Neither the mailing of this proxy statement/prospectus to DigitalGlobe shareowners nor the issuance by MDA of common shares pursuant to the merger agreement will create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which it is unlawful to make any such offer or solicitation in such jurisdiction.

The information concerning MDA contained in this proxy statement/prospectus has been provided by MDA, and information concerning DigitalGlobe contained in, or incorporated by reference into, this proxy statement/prospectus has been provided by DigitalGlobe.

DigitalGlobe shareowners are encouraged to consult with their own legal, tax, financial or other professional advisors.

Unless otherwise specified, currency amounts referenced in this proxy statement/prospectus are in U.S. dollars, except in the sections entitled “Unaudited Pro Forma Condensed Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of MDA,” and “Additional Information about MDA,” in which currency amounts referenced are in Canadian dollars. References to “$” or “US$” are to U.S. dollars and references to “C$” are to Canadian dollars.

CURRENCY EXCHANGE RATE DATA

The following table shows, for the periods and dates indicated, certain information regarding the Canadian dollar-to-U.S. dollar exchange rate. The information is based on the Bank of Canada’s closing Canadian dollar-to-U.S. dollar exchange rate. Such exchange rate on May 25, 2017 was C$1.3453 = US$1.00.

	Period End	Average(1)	Low	High
Year ended December 31, (C$ per US$)
2016	1.3427	1.3248	1.2544	1.4589
2015	1.3840	1.2787	1.1728	1.3990
2014	1.1601	1.1045	1.0614	1.1643
2013	1.0636	1.0299	0.9839	1.0697
2012	0.9949	0.9996	0.9710	1.0418

	Low	High
Month ended, (C$ per US$)
May 2017(2)	1.3453	1.3743
April 2017	1.3275	1.3662
March 2017	1.3339	1.3535
February 2017	1.3033	1.3297
January 2017	1.3078	1.3458
December 2016	1.3135	1.3598
November 2016	1.3382	1.3588

(1)	The average of the daily exchange rates during the relevant period.
(2)	Through May 25, 2017.

NOTICE OF SPECIAL MEETING OF SHAREOWNERS TO BE HELD ON

                    , 2017

To the Shareowners of DigitalGlobe, Inc.:

A special meeting (which we refer to as the “special meeting”) of shareowners of DigitalGlobe, Inc., a Delaware corporation (which we refer to as “DigitalGlobe”), will be held at 9:00 a.m., Mountain Time, on July 27, 2017, at DigitalGlobe’s corporate headquarters at 1300 West 120th Avenue, Westminster, Colorado 80234 for the following purposes:

1.	to consider and vote on a proposal (which we refer to as the “merger proposal”) to approve and adopt the Agreement and Plan of Merger, dated as of February 24, 2017 (which, as may be amended, we refer to as the “merger agreement”), by and among DigitalGlobe, MacDonald, Dettwiler and Associates Ltd., a corporation organized under the laws of British Columbia (which we refer to as “MDA”), SSL MDA Holdings, Inc., a Delaware corporation and wholly owned subsidiary of MDA (which we refer to as “Holdings”), and Merlin Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Holdings (which we refer to as “Merger Sub”), pursuant to which, among other things, Merger Sub will merge with and into DigitalGlobe (which we refer to as the “merger”), with DigitalGlobe surviving the merger as an indirect wholly owned subsidiary of MDA;

2.	to consider and vote on a proposal (which we refer to as the “advisory compensation proposal”) to approve, on an advisory (non-binding) basis, certain specified compensation that will or may be paid by DigitalGlobe to its named executive officers that is based on or otherwise relates to the merger; and

3.	to consider and vote upon a proposal to adjourn the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes at the time of the special meeting to approve the merger proposal (which we refer to as the “adjournment proposal”).

A copy of the merger agreement is attached as Annex A to the proxy statement/prospectus accompanying this notice. The merger proposal, the advisory compensation proposal, the adjournment proposal and the related transactions are described in detail in the accompanying proxy statement/prospectus, which you should read before you vote. If the merger proposal is not approved by the DigitalGlobe shareowners, the merger will not be completed.

Your vote is very important. To ensure your representation at the special meeting, complete and return the enclosed proxy card or submit your proxy by telephone or the Internet. Please submit a proxy promptly whether or not you expect to attend the special meeting. Submitting a proxy now will not prevent you from revoking the proxy and voting in person at the special meeting. If your shares are held in the name of a bank, broker or other nominee, follow the instructions on the voting instruction card furnished to you by such bank, broker or other nominee.

The DigitalGlobe board of directors has fixed the close of business on June 16, 2017 as the record date for determination of the DigitalGlobe shareowners entitled to vote at the special meeting or any adjournment or postponement thereof. Only DigitalGlobe shareowners of record as of the record date are entitled to notice of, and to vote at, the special meeting or any adjournment or postponement thereof. A complete list of DigitalGlobe shareowners entitled to vote at the special meeting will be available for a period of 10 days prior to the special meeting at the offices of DigitalGlobe, located at 1300 West 120th Avenue, Westminster, Colorado 80234, for inspection by any shareowner, for any purpose germane to the special meeting, during usual business hours. The shareowner list will also be available at the special meeting for examination by any shareowner present at the special meeting. In accordance with the DigitalGlobe bylaws, the special meeting may be adjourned by the DigitalGlobe shareowners entitled to vote at the special meeting.

The DigitalGlobe board of directors unanimously recommends that DigitalGlobe shareowners vote “FOR” the merger proposal, “FOR” the advisory compensation proposal and “FOR” the adjournment proposal.

By Order of the Board of Directors,

Jeffrey R. Tarr

Director, President and Chief Executive Officer

Westminster, Colorado

YOUR VOTE IS VERY IMPORTANT

PLEASE VOTE ON THE ENCLOSED PROXY CARD NOW, EVEN IF YOU PLAN TO ATTEND THE SPECIAL MEETING. YOU CAN VOTE BY SIGNING, DATING AND RETURNING YOUR PROXY CARD BY MAIL IN THE ENCLOSED RETURN ENVELOPE, WHICH REQUIRES NO ADDITIONAL POSTAGE IF MAILED IN THE UNITED STATES, OR BY TELEPHONE OR THE INTERNET BY FOLLOWING THE INSTRUCTIONS ON THE PROXY CARD. IF YOU DO ATTEND THE SPECIAL MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON IF YOU ARE A SHAREOWNER OF RECORD AS OF THE RECORD DATE OR HAVE A LEGAL PROXY FROM A SHAREOWNER OF RECORD AS OF THE RECORD DATE. IF YOU DO NOT SUBMIT YOUR PROXY, INSTRUCT YOUR BROKER HOW TO VOTE YOUR SHARES OR VOTE IN PERSON AT THE SPECIAL MEETING ON THE MERGER PROPOSAL, IT WILL HAVE THE SAME EFFECT AS A VOTE “AGAINST” THE MERGER PROPOSAL.

If your shares are held in “street name” by a bank, broker or other nominee and you wish to vote in person at the special meeting, you must obtain a legal proxy from your bank, broker or other nominee and present it to the inspector of election with your ballot when you vote at the special meeting. Please also bring to the special meeting your account statement evidencing your beneficial ownership of DigitalGlobe common stock and DigitalGlobe preferred stock as of the record date and valid government-issued photo identification. See the section entitled “Questions and Answers About the Merger and the Special Meeting—Who may attend the special meeting?”

The accompanying proxy statement/prospectus provides a detailed description of the merger agreement, the merger, the merger proposal and the related agreements and transactions. We urge you to read the accompanying proxy statement/prospectus, including any documents incorporated by reference into the accompanying proxy statement/prospectus, and its annexes carefully and in their entirety. If you have any questions concerning the merger, the merger proposal, the other proposals or the accompanying proxy statement/prospectus, would like additional copies of the accompanying proxy statement/prospectus or need help voting your shares, please contact DigitalGlobe’s proxy solicitor at the address and telephone numbers listed below:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

1-888-750-5834 (toll-free from the U.S. and Canada)

1-412-232-3651 (from other locations)

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FREQUENTLY USED TERMS

This proxy statement/prospectus generally does not use technical defined terms, but a few frequently used terms may be helpful for you to have in mind at the outset. Unless otherwise specified or if the context so requires, the following terms have the meanings set forth below for purposes of this proxy statement/prospectus:

“Barclays” refers to Barclays Capital Inc.

“cash consideration” refers to the portion of the merger consideration payable in cash, which is US $17.50 in cash without interest per share of DigitalGlobe common stock.

“closing date” refers to the date on which the merger is completed.

“Code” refers to the U.S. Internal Revenue Code of 1986, as amended.

“DGCL” refers to the General Corporation Law of the State of Delaware.

“DigitalGlobe” refers to DigitalGlobe, Inc., a Delaware corporation.

“DigitalGlobe board recommendation” refers to the recommendation of the DigitalGlobe board of directors for the DigitalGlobe shareowners to vote to adopt the merger agreement.

“DigitalGlobe certificate of designation” refers to the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of DigitalGlobe.

“DigitalGlobe capital stock” refers to, collectively, the DigitalGlobe common stock and the DigitalGlobe preferred stock.

“DigitalGlobe common stock” refers to DigitalGlobe common stock, par value $0.001 per share.

“DigitalGlobe preferred stock” refers to DigitalGlobe Series A Convertible Preferred Stock, par value $0.001 per share.

“DigitalGlobe shareowners” refers to the holders of DigitalGlobe common stock and DigitalGlobe preferred stock.

“effective time” refers to the time on the closing date at which the merger becomes effective as specified in the certificate of merger of DigitalGlobe and Merger Sub to be filed with the Secretary of State of the State of Delaware.

“end date” refers to December 7, 2017.

“exchange agent” refers to a bank or trust company designated by MDA and reasonably satisfactory to DigitalGlobe.

“Holdings” refers to SSL MDA Holdings, Inc. a Delaware corporation and wholly owned subsidiary of MDA.

“HSR Act” refers to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“IFRS” means generally accepted accounting principles in Canada, including the standards prescribed in Part I of the CPA Canada Handbook – Accounting (International Financing Reporting Standards) as the same may be amended, supplemented or replaced from time to time.

“MDA” refers to MacDonald, Dettwiler and Associates Ltd., a British Columbia corporation.

“MDA board recommendation” refers to the recommendation of the MDA board of directors for the MDA shareholders to vote to approve the MDA common share issuance in connection with the merger.

“MDA common shares” refers to the common shares of MDA, without par value.

“MDA shareholders” refers to the holders of MDA common shares, without par value.

“merger” refers to the proposed merger of Merger Sub with and into DigitalGlobe, pursuant to which DigitalGlobe will survive the merger as an indirect wholly owned subsidiary of MDA.

“merger agreement” refers to the Agreement and Plan of Merger, dated as of February 24, 2017, by and among DigitalGlobe, MDA, Holdings and Merger Sub, as it may be amended.

“merger consideration” refers to the right to receive cash in an amount equal to US $17.50 and 0.3132 of a validly issued, fully paid and non-assessable MDA common share, without interest and subject to any required withholding for taxes, as a result of the conversion in the merger of each issued and outstanding share of DigitalGlobe common stock immediately prior to the effective time (other than any shares held directly or indirectly by MDA, DigitalGlobe or any of their respective subsidiaries or shares of DigitalGlobe common stock owned by holders who properly exercise their appraisal rights under the DGCL).

“Merger Sub” refers to Merlin Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Holdings.

“NGA contract” refers to the Enhanced View Imagery Acquisition Contract No. HM0210-10-C-0002 dated August 6, 2010, by and between DigitalGlobe and the National Geospatial-Intelligence Agency (“NGA”) which was reissued on September 1, 2013 as Contract No. #HM0210-103-C-N002 and as modified.

“O’Melveny” refers to the law firm of O’Melveny & Myers LLP, counsel to DigitalGlobe.

“person” refers to any natural person, firm, individual, partnership, joint venture, business trust, trust, association, corporation, company, unincorporated entity or governmental entity.

“PJT Partners” refers to PJT Partners LP.

“record date” refers to the close of business in New York, New York on June 16, 2017. Only holders of DigitalGlobe common stock and DigitalGlobe preferred stock as of the record date will be entitled to vote at the special meeting and any adjournment or postponement thereof.

“special meeting” refers to the special meeting of DigitalGlobe shareowners to be held on July 27, 2017, as may be postponed or adjourned from time to time.

“Stikeman” refers to Stikeman Elliott LLP, Canadian counsel to MDA.

“stock consideration” refers to the portion of the merger consideration payable in MDA common shares, which is 0.3132 of a validly issued, fully paid and non-assessable MDA common share per share of DigitalGlobe common stock.

“TSX” refers to the Toronto Stock Exchange.

“U.S. GAAP” refers to the generally accepted accounting principles in the United States.

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“U.S. Exchange Act” refers to the U.S. Securities Exchange Act of 1934 and, as applicable, the rules and regulations promulgated thereunder, in each case, as amended.

“U.S. Securities Act” refers to the U.S. Securities Act of 1933 and, as applicable, the rules and regulations promulgated thereunder, in each case, as amended.

“Vinson & Elkins” refers to Vinson & Elkins L.L.P., U.S. counsel to MDA.

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

The following questions and answers are intended to address briefly some commonly asked questions regarding the merger and matters to be addressed at the special meeting. These questions and answers may not address all questions that may be important to you. To better understand these matters, and for a description of the legal terms governing the merger, you should carefully read this entire proxy statement/prospectus, including the attached annexes, as well as the documents that have been incorporated by reference into this proxy statement/prospectus. For more information, see the section entitled “Where You Can Find Additional Information.”

Q:	Why am I receiving this proxy statement/prospectus?

A:	On February 24, 2017, DigitalGlobe entered into the merger agreement with MDA, Holdings and Merger Sub providing for, among other things, the merger of Merger Sub with and into DigitalGlobe, pursuant to which DigitalGlobe will survive the merger as an indirect wholly owned subsidiary of MDA (which we refer to in such capacity as the “surviving corporation”). You are receiving this proxy statement/prospectus in connection with the solicitation by the DigitalGlobe board of directors of proxies of DigitalGlobe shareowners to consider and vote on the merger proposal, the advisory compensation proposal and the adjournment proposal.

DigitalGlobe is holding a special meeting to obtain the shareowner approval necessary to approve and adopt the merger agreement, among other matters. A copy of the merger agreement is included as Annex A to this proxy statement/prospectus. Among other things, approval of the merger proposal by DigitalGlobe shareowners holding a majority of the voting power of the outstanding shares of DigitalGlobe common stock and DigitalGlobe preferred stock (on an as-converted to DigitalGlobe common stock basis), voting together as a single class, as of the record date for the special meeting is required for the completion of the merger. See the section entitled “The Merger Agreement—Conditions That Must Be Satisfied or Waived For the Merger to Occur” for more information.

DigitalGlobe shareowners are also being asked to consider and vote on a proposal to approve, on an advisory (non-binding) basis, certain specified compensation that will or may be paid by DigitalGlobe to its named executive officers that is based on or otherwise relates to the merger (the “advisory compensation proposal”). DigitalGlobe’s named executive officers are identified under the section entitled “The Merger Proposal—Interests of DigitalGlobe’s Directors and Executive Officers in the Merger.”

In addition, the merger cannot be completed unless MDA shareholders holding a majority of the votes cast on such matter at a meeting of the MDA shareholders duly called and held for such purpose approve the issuance of MDA common shares in connection with the merger, which we refer to as the “MDA common share issuance.” MDA will be holding a combined annual and special meeting of its shareholders (which we refer to as the “MDA meeting”) to vote on the MDA common share issuance. MDA will separately prepare a management information circular in accordance with applicable Canadian securities and corporate laws, which we refer to as the “management information circular,” and distribute such management information circular to its shareholders in connection with the MDA meeting.

This proxy statement/prospectus constitutes both a proxy statement of DigitalGlobe and a prospectus of MDA. It is a proxy statement because the DigitalGlobe board of directors is soliciting proxies from its shareowners. It is a prospectus because MDA will issue to DigitalGlobe shareowners MDA common shares as partial consideration for the exchange of outstanding shares of DigitalGlobe common stock and DigitalGlobe preferred stock in the merger.

Your vote is very important. We encourage you to submit a proxy to have your shares of DigitalGlobe common stock and DigitalGlobe preferred stock voted as soon as possible.

Q:	What is the proposed transaction?

A:	If the merger proposal is approved by DigitalGlobe shareowners and the other conditions to the completion of the merger contained in the merger agreement are satisfied or waived, Merger Sub will merge with and into DigitalGlobe. DigitalGlobe will survive the merger as an indirect wholly owned subsidiary of MDA.

Q:	What will I receive as a DigitalGlobe shareowner if the merger is completed?

A:	Under the terms of the merger agreement, if the merger is completed, each share of DigitalGlobe common stock outstanding immediately prior to the effective time (other than shares of DigitalGlobe common stock held directly or indirectly by MDA, DigitalGlobe or any of their respective subsidiaries and except for shares of DigitalGlobe common stock owned by holders who properly exercise their appraisal rights under the DGCL) will automatically be cancelled and converted into the right to receive (a) cash in an amount equal to US $17.50 and (b) 0.3132 of a validly issued, fully paid and non-assessable MDA common share, without interest and subject to any required withholding for taxes, which constitutes the merger consideration.

Each share of DigitalGlobe preferred stock issued and outstanding immediately prior to the effective time (other than shares of DigitalGlobe preferred stock held directly or indirectly by MDA, DigitalGlobe or any of their respective subsidiaries and except for shares of DigitalGlobe preferred stock owned by holders who properly exercise their appraisal rights under the DGCL) will be converted into the right to receive the merger consideration that the holder of such DigitalGlobe preferred stock would have been entitled to receive had such holder, immediately prior to the effective time, converted such DigitalGlobe preferred stock into DigitalGlobe common stock in accordance with the DigitalGlobe certificate of designation.

No certificates for fractional MDA common shares or book-entry credit will be delivered for the exchange of DigitalGlobe stock certificates, and such DigitalGlobe fractional share interests will not entitle the DigitalGlobe shareowner to vote or to have any rights as a holder of any MDA common shares. Each holder of shares of DigitalGlobe common stock or DigitalGlobe preferred stock exchanged pursuant to the merger who would otherwise have been entitled to receive a fraction of an MDA common share (after taking into account all certificates or book-entry credits delivered by such DigitalGlobe shareowner) will receive, in lieu thereof, cash (without interest) in an amount equal to the product of (a) the average of the closing sale prices of MDA common shares on the TSX as reported by The Wall Street Journal for the five trading days immediately preceding the date on which the effective time will occur, converted from Canadian dollars to U.S. dollars using the Bank of Canada’s daily average Canadian dollar-to-U.S. dollar exchange rate for each such trading day, and (b) the fraction of an MDA common share which such DigitalGlobe shareowner would otherwise be entitled to receive pursuant to the stock conversion process discussed above.

Based on the closing price of MDA common shares of C$73.40 on the TSX on February 16, 2017, the last full trading day prior to media reports that DigitalGlobe and MDA were in merger discussions, the per share value of DigitalGlobe common stock implied by the merger consideration was $35.00 (converted to U.S. dollars using a Canadian dollar-to-U.S. dollar exchange rate of 0.7612). The implied value of the merger consideration will fluctuate, however, as the market price of MDA common shares fluctuates, because the stock consideration that is payable per share of DigitalGlobe common stock is a fixed fraction of an MDA common share. As a result, the value of the stock consideration that DigitalGlobe shareowners will receive upon the completion of the merger could be greater than, less than or the same as the value of the stock consideration on the date of this proxy statement/prospectus or at the time of the special meeting. Accordingly, you are encouraged to obtain current stock price quotations for DigitalGlobe common stock and MDA common shares before deciding how to vote with respect to the merger proposal. DigitalGlobe common stock trades on the NYSE under the ticker symbol “DGI” and MDA common shares trade on the TSX under the ticker symbol “MDA.” The price of DigitalGlobe common stock on the NYSE is reported in U.S. dollars, while the price of MDA common shares on the TSX is reported in Canadian dollars.

Q:	When will I receive the merger consideration to which I am entitled?

A:	After the merger is completed, when you properly follow the instructions and complete and return the letter of transmittal, you will receive the merger consideration. More information may be found under the section entitled “The Merger Agreement—Surrender of DigitalGlobe Shares.”

Q:	If I hold outstanding DigitalGlobe equity awards, what will I receive in the merger in exchange for my equity awards?

A:	Options. At the effective time, each of your options to purchase DigitalGlobe common stock that has been granted or assumed by DigitalGlobe and is outstanding and unexercised immediately prior to the effective time, whether vested or unvested, will be cancelled in exchange for the right to receive a combination of cash and a number of MDA common shares, each of which will be calculated as described in the section entitled “The Merger Proposal—Interests of DigitalGlobe’s Directors and Executive Officers in the Merger—Treatment of DigitalGlobe Equity Awards” below. Such payments will be made on the date of the closing of the merger.

Performance-Based RSUs and Vested RSUs. At the effective time, each of your outstanding restricted stock units granted by DigitalGlobe that remains subject to one or more unsatisfied performance conditions for a performance period that includes the date on which the effective time occurs, as well as each of your outstanding DigitalGlobe restricted stock units that is then vested, will be cancelled in exchange for the right to receive a combination of cash and a number of MDA common shares, each of which will be calculated as described in the section entitled “The Merger Proposal—Interests of DigitalGlobe’s Directors and Executive Officers in the Merger—Treatment of DigitalGlobe Equity Awards” below. The number of shares of DigitalGlobe common stock subject to such a performance-based RSU will be the applicable “target” level, except that, as to any such performance condition based on a relative total stockholder return measure, the number of shares subject to the award will be determined as though the applicable performance period ended with the trading day immediately preceding the date on which the effective time occurs and performance will be measured as described in the section entitled “The Merger Proposal—Interests of DigitalGlobe’s Directors and Executive Officers in the Merger—Treatment of DigitalGlobe Equity Awards” below.

Unvested Time-Based RSUs. At the effective time, each of your outstanding restricted stock units granted by DigitalGlobe that remains unvested (and is not a performance-based restricted stock unit as described above) will be assumed by MDA and converted into the right to receive a combination of cash and a number of MDA common shares, each of which will be calculated as described in the section entitled “The Merger Proposal—Interests of DigitalGlobe’s Directors and Executive Officers in the Merger—Treatment of DigitalGlobe Equity Awards” below. The cash portion of such consideration will be vested at the effective time and paid on the date of the closing of the merger, but the stock portion of such consideration will be subject to continued vesting requirements on the same vesting schedule as was applicable to your unvested DigitalGlobe restricted stock units.

You can find a more detailed description of the treatment of DigitalGlobe equity awards in the section entitled “The Merger Agreement—Treatment of DigitalGlobe Stock Options and Other Equity-Based Awards.”

Q:	When and where is the special meeting?

A:	The special meeting of DigitalGlobe shareowners will be held at 9:00 am, Mountain Time, on July 27, 2017, at DigitalGlobe’s corporate headquarters located at 1300 West 120th Avenue, Westminster, Colorado 80234.

Q:	Who is entitled to vote at the special meeting?

A:

Only holders of DigitalGlobe common stock and DigitalGlobe preferred stock, in each case, as of the record date, as of the close of business on June 16, 2017, are entitled to notice of, and to vote at, the special meeting and any adjournment or postponement thereof. As of the record date, there were shares of DigitalGlobe common stock and shares of DigitalGlobe preferred stock outstanding. Each outstanding share of DigitalGlobe common stock is entitled to one vote on each matter coming before the DigitalGlobe shareowners at the special meeting. Each outstanding share of DigitalGlobe preferred stock is entitled to the whole number of votes equal to the number of shares of DigitalGlobe common stock into which such holder’s DigitalGlobe preferred stock would be convertible into on the record date for the special meeting.

Q:	Who may attend the special meeting?

A:	If you are a DigitalGlobe shareowner of record as of the record date, you may attend the special meeting and vote in person the shares you hold directly in your name. If you choose to do that, you must present valid government-issued photo identification such as a driver’s license or passport. If you want to vote in person at the special meeting and you hold DigitalGlobe common stock or DigitalGlobe preferred stock in “street name” through a bank, broker or other nominee, you must present valid government-issued photo identification such as a driver’s license or passport and a power of attorney or other proxy authority from your broker, bank or other nominee and present it to the inspector of election with your ballot when you vote at the special meeting. Please also bring to the special meeting your account statement evidencing your beneficial ownership of DigitalGlobe common stock or DigitalGlobe preferred stock as of the record date. Follow the instructions from your bank, broker or other nominee, or contact your bank, broker or other nominee to request a power of attorney or other proxy authority. If you vote in person at the special meeting, you will revoke any prior proxy you may have submitted.

Q:	What am I being asked to vote on?

A:	You are being asked to vote on the following proposals:

Merger Proposal: to approve and adopt the merger agreement, pursuant to which Merger Sub will merge with and into DigitalGlobe. DigitalGlobe will survive the merger as an indirect wholly owned subsidiary of MDA.

Advisory Compensation Proposal: to approve, on an advisory (non-binding) basis, certain specified compensation that will or may be paid by DigitalGlobe to its named executive officers that is based on or otherwise relates to the merger.

Adjournment Proposal: to approve the adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes at the time of the special meeting to approve and adopt the merger agreement.

The approval of the merger proposal is a condition to the obligations of DigitalGlobe and MDA to complete the merger. The approval of the advisory compensation proposal and the adjournment proposal are not conditions to the obligations of DigitalGlobe or MDA to complete the merger and are not binding on DigitalGlobe or MDA following the merger. No other matters are intended to be brought before the special meeting by DigitalGlobe.

Q:	What vote is required to approve each proposal?

A:	The approval of the merger proposal requires the affirmative vote of the holders of a majority in voting power of the outstanding shares of DigitalGlobe common stock and DigitalGlobe preferred stock (on an as-converted to DigitalGlobe common stock basis), voting together as a single class, as of the record date.

The approval of the advisory compensation proposal and the adjournment proposal requires the affirmative vote of holders of a majority of the shares of DigitalGlobe common stock and DigitalGlobe preferred stock (on an as-converted to DigitalGlobe common stock basis), voting together as a single class, that are present at the special meeting in person or by proxy and entitled to vote on such proposal.

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Q:	What constitutes a quorum?

A:	A quorum is the number of shares that must be present, in person or by proxy, in order for business to be transacted at a shareowner meeting of DigitalGlobe. The required quorum for the special meeting is a majority of DigitalGlobe’s common stock and DigitalGlobe preferred stock issued and outstanding and entitled to vote as of the record date, with DigitalGlobe preferred stock represented on an as-converted to DigitalGlobe common stock basis. All shares represented at the special meeting in person or by proxy (including proxies submitted by telephone or the Internet) will be counted toward the quorum. Abstentions will be deemed present and entitled to vote at the special meeting for the purpose of determining the presence of a quorum. DigitalGlobe common stock and DigitalGlobe preferred stock held by a shareowner that does not attend the special meeting or fails to submit a valid proxy to vote their shares at the special meeting and DigitalGlobe common stock and DigitalGlobe preferred stock held in “street name” with respect to which the beneficial owner otherwise fails to give voting instructions with respect to their shares will not be considered present and entitled to vote at the special meeting for the purpose of determining the presence of a quorum.

Q:	How does the DigitalGlobe board of directors recommend that I vote?

A:	The DigitalGlobe board of directors determined that the merger agreement is advisable and fair to, and in the best interests of, DigitalGlobe and its shareowners, has unanimously approved and declared advisable the merger agreement and the transactions contemplated thereby, including the merger, and recommended adoption of the merger agreement by the DigitalGlobe shareowners.

Accordingly, the DigitalGlobe board of directors unanimously recommends that you vote:

“FOR” the merger proposal;

“FOR” the advisory compensation proposal; and

“FOR” the adjournment proposal.

For a discussion of each proposal, see the sections entitled “The Merger Proposal—DigitalGlobe’s Reasons for the Merger; Recommendation of the DigitalGlobe Board of Directors,” “The Advisory Compensation Proposal,” and “The Adjournment Proposal.”

Q:	Why did the DigitalGlobe board of directors approve the merger agreement and the transactions contemplated thereby?

A:	To review the DigitalGlobe board of directors’ reasons for (a) determining that the merger agreement and the transactions contemplated thereby are advisable and are fair to, and in the best interests of, DigitalGlobe and its shareowners, (b) approving the merger agreement and the transactions contemplated thereby and (c) recommending adoption of the merger agreement by the DigitalGlobe shareowners, see the section entitled “The Merger Proposal—DigitalGlobe’s Reasons for the Merger; Recommendation of the DigitalGlobe Board of Directors.”

Q:	How do I vote my shares?

A:	If you are a DigitalGlobe shareowner of record as of the record date, you may vote your shares, or authorize a proxy to vote your shares, by:

(1)	Internet, by going to the website site shown on your proxy card and following the instructions outlined on the secured website to submit a proxy using certain information provided on your proxy card, thereby authorizing a proxy to vote your shares.

(2)	Telephone, by using the toll-free number shown on your proxy card, or by following the instructions on your proxy card to submit a proxy, thereby authorizing a proxy to vote your shares.

(3)	By Mail, if you received your proxy materials by mail, you may submit your written proxy by completing the proxy card enclosed with those materials and signing, dating and returning your proxy card by mail in the enclosed return envelope, which requires no additional postage if mailed in the United States, thereby authorizing a proxy to vote your shares.

(4)	In Person, by attending the special meeting and voting.

If your shares of DigitalGlobe common stock or DigitalGlobe preferred stock are held in “street name” by a bank, broker or other nominee, you should have received a voting instruction form from your bank, broker or other nominee and you should follow the instructions given by that institution to direct how your shares are to be voted at the special meeting. If you are a “street name” owner and have a legal proxy from the shareowner of record as of the record date, you may vote in person at the special meeting.

Q:	What is a proxy?

A:	A proxy is your legal designation of another person, referred to as a “proxy,” to vote your shares of DigitalGlobe common stock and DigitalGlobe preferred stock. The written document describing the matters to be considered and voted on at the special meeting is called a “proxy statement.” The document used to designate a proxy to vote your shares of DigitalGlobe common stock and DigitalGlobe preferred stock is called a “proxy card.”

Q:	How do proxies work?

A:	The DigitalGlobe board of directors is asking for your proxy. Giving DigitalGlobe your proxy means that you authorize the proxy holders named on the proxy card to vote your shares at the special meeting in the manner you direct. You may vote for all, some or none of the proposals. However, a failure to vote on the merger proposal or an abstention on the merger proposal will have the same effect as a vote against the merger proposal. You may also vote for or against the other items or abstain from voting on them. If you sign, date and return the enclosed proxy card but do not specify how to vote, DigitalGlobe will vote your shares “FOR” the merger proposal, “FOR” the advisory compensation proposal and “FOR” the adjournment proposal.

Q:	If I am not going to attend the special meeting, should I return my proxy card or otherwise vote my shares?

A:	Yes. Completing, signing, dating and returning the proxy card by mail or submitting a proxy by calling the toll-free number shown on the proxy card or submitting a proxy by visiting the website shown on the proxy card ensures that your shares will be represented and voted at the special meeting, even if you otherwise do not attend.

Q:	If my DigitalGlobe common stock or DigitalGlobe preferred stock is represented by physical stock certificates, should I send my stock certificates now?

A:	No. After the merger is completed, you will receive a transmittal form with instructions for the surrender of your DigitalGlobe common stock and DigitalGlobe preferred stock certificates. Please do not send your stock certificates with your proxy card.

Q:	If my shares are held in “street name” by my bank, broker or other nominee, will the bank, broker or other nominee vote my shares for me?

A:

No. If you hold your shares of DigitalGlobe common stock or DigitalGlobe preferred stock in “street name,” which means your shares are held of record by a bank, broker or other nominee, you must provide instructions to your bank, broker or nominee to direct how your shares are voted at the special meeting.

Please follow the instructions provided by your bank, broker or other nominee regarding the voting of your shares of DigitalGlobe common stock and/or DigitalGlobe preferred stock. Unless your bank, broker or other nominee has discretionary authority to vote your shares, your bank, broker or other nominee may not vote your shares without voting instructions from you. In accordance with the rules of the NYSE, brokers who hold DigitalGlobe common stock or DigitalGlobe preferred stock in street name for their customers have authority to vote on “routine” proposals when they have not received instructions from beneficial owners, but are precluded from exercising their voting discretion with respect to non-routine matters. All of the proposals at the special meeting (i.e., the merger proposal, the advisory compensation proposal and the adjournment proposal) are expected to be considered non-routine proposals. As a result, absent voting instructions from the beneficial owner of such shares, brokers will not be empowered to vote such shares at the special meeting and we do not expect broker non-votes on any of the proposals at the special meeting. A broker non-vote occurs on an item when (i) a broker has discretionary authority to vote on at least one routine proposal at a meeting, but under stock exchange rules is not permitted to vote on other non-routine proposals without instructions from the beneficial owner of the shares and (ii) that broker exercises its discretionary authority on the routine proposal after the beneficial owner fails to provide such instructions, resulting in broker non-votes on each of the non-routine proposals.

If you fail to instruct your bank, broker or other nominee how to vote your shares, that failure will have the same effect as a vote “AGAINST” the merger proposal, but will have no effect on the advisory compensation proposal or the adjournment proposal, assuming a quorum is present.

Q:	Can I change my vote?

A:	Yes. If you are a DigitalGlobe shareowner of record as of the record date and have properly completed and submitted your proxy card or proxy by telephone or the Internet, you can change your vote in any of the following ways:

•	Sending a written notice prior to your shares being voted at the special meeting (bearing a date later than the date of the proxy) stating that you revoke your proxy to DigitalGlobe at 1300 West 120th Avenue, Westminster, Colorado 80234, Attn: Corporate Secretary;

•	Submitting a valid, later-dated proxy by mail, telephone or the Internet prior to your shares being voted at the special meeting; or

•	Attending the special meeting and voting your shares by ballot in person. Please note that simply attending the special meeting will not revoke a proxy.

If you choose to submit a later-dated proxy by telephone or the Internet to change your vote, you must do so by 11:59 pm on July 26, 2017.

If your shares are held in “street name” by your bank, broker or other nominee and you have directed such bank, broker or other nominee to vote your shares, you should instruct such bank, broker or other nominee to change your vote and follow the directions you receive from your bank, broker or other nominee in order to change or revoke your vote.

Q:	What if I do not vote?

A:	If you fail to submit a valid proxy, fail to vote your shares in person at the special meeting, abstain from voting or fail to instruct your broker, bank or other nominee how to vote, that failure will have the same effect as a vote “AGAINST” the merger proposal.

If your shares are present at the special meeting but are not voted, or if you abstain from voting, on the advisory compensation proposal or the adjournment proposal, it will have the same effect as a vote “AGAINST” the advisory compensation proposal and “AGAINST” the adjournment proposal, as applicable. If you fail to submit a valid proxy or fail to instruct your bank, broker or other nominee how to vote your shares, your shares will not be counted in determining the outcome of the advisory compensation proposal or the adjournment proposal, assuming a quorum is present.

If you submit a valid proxy card but do not indicate how you want to vote on a particular proposal, your proxy will be counted as a vote “FOR” that proposal in accordance with the recommendation of the DigitalGlobe board of directors.

Q:	What should I do now?

A:	After carefully reading and considering the information contained in this proxy statement/prospectus, you should submit a proxy by mail, by telephone or by the Internet to vote your shares as soon as possible so that your shares will be represented and voted at the special meeting. You should follow the instructions set forth on the enclosed proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of a bank, broker or other nominee.

Q:	Is my vote important?

A:	Yes. Your vote is very important. The merger cannot be completed without the approval of the merger proposal by DigitalGlobe shareowners. The approval of the merger proposal requires the affirmative vote of the holders of a majority in voting power of the outstanding shares of DigitalGlobe common stock and DigitalGlobe preferred stock (on an as-converted to DigitalGlobe common stock basis), voting together as a single class, as of the record date. The DigitalGlobe board of directors unanimously recommends that you vote “FOR” the merger proposal.

Q:	What happens if I transfer or sell my shares of DigitalGlobe common stock and/or DigitalGlobe preferred stock before the special meeting or before completion of the merger?

A:	The record date is earlier than the date of the special meeting and the date that the merger is expected to be completed. If you transfer or sell your shares of DigitalGlobe common stock and/or DigitalGlobe preferred stock after the record date but before the special meeting, unless you provide the transferee of your shares with a proxy, you will retain your right to vote at the special meeting. However, if you are a DigitalGlobe shareowner, you will have transferred the right to receive the merger consideration in the merger. In order to receive the merger consideration, you must hold your shares of DigitalGlobe common stock and DigitalGlobe preferred stock through the effective time.

Q:	Where can I find the voting results of the special meeting?

A:	DigitalGlobe intends to announce the preliminary voting results at the special meeting. In addition, within four business days following certification of the final voting results, DigitalGlobe intends to file the final voting results with the SEC on a Current Report on Form 8-K.

Q:	What will happen if the merger proposal is not approved?

A:	As a condition to the completion of the merger, among others, DigitalGlobe shareowners holding a majority in voting power of the outstanding shares of DigitalGlobe common stock and DigitalGlobe preferred stock (on an as-converted to DigitalGlobe common stock basis), voting together as a single class, must approve the merger proposal. If the merger proposal is not approved by such requisite DigitalGlobe shareowners, the merger will not be completed and, if the merger agreement is terminated by DigitalGlobe or Holdings pursuant to the failure to obtain DigitalGlobe shareowner approval termination right in the merger agreement, DigitalGlobe will be required to reimburse MDA for its reasonable out-of-pocket expenses incurred in connection with the merger agreement, subject to a maximum amount of $10 million. The completion of the merger is not conditioned or dependent upon the approval of the advisory compensation proposal or the adjournment proposal.

Q:	Why am I being asked to approve, on an advisory (non-binding) basis, the advisory compensation proposal?

A:

The SEC has adopted rules that require DigitalGlobe to seek an advisory (non-binding) vote on certain specified compensation that will or may be paid by DigitalGlobe to its named executive officers that is based on or otherwise relates to the merger. DigitalGlobe urges the DigitalGlobe shareowners to read the section entitled “The Merger Proposal—Interests of DigitalGlobe’s Directors and Executive Officers in the Merger” for more information.

Q:	What happens if the advisory compensation proposal is not approved?

A:	This vote is advisory and non-binding, and the merger is not conditioned or dependent upon the approval of the advisory compensation proposal. Therefore, the vote is non-binding on DigitalGlobe, the DigitalGlobe board of directors, the compensation committee of the DigitalGlobe board of directors, MDA, the MDA board of directors and the compensation committee of the MDA board of directors.

Q:	How will DigitalGlobe’s directors and executive officers vote on the merger proposal?

A:	It is expected that the DigitalGlobe directors and executive officers who are DigitalGlobe shareowners will vote “FOR” the merger proposal, “FOR” the advisory compensation proposal and “FOR” the adjournment proposal, although none of them has entered into any agreement requiring them to do so.

As of the record date for the special meeting, the directors and executive officers of DigitalGlobe owned, in the aggregate, approximately                  shares of DigitalGlobe common stock, representing less than     % of the shares of DigitalGlobe common stock and DigitalGlobe preferred stock then outstanding and entitled to vote at the special meeting. As of the record date for the special meeting, no DigitalGlobe director or executive officers owns any shares of DigitalGlobe preferred stock. As of the record date, the directors and executive officers of MDA owned, in the aggregate, approximately                  shares of DigitalGlobe common stock, representing less than     % of the shares of DigitalGlobe common stock and DigitalGlobe preferred stock then outstanding and entitled to vote at the special meeting. As of the record date for the special meeting, no MDA director or executive officer owns any shares of DigitalGlobe preferred stock.

Q:	Do any of DigitalGlobe’s directors or executive officers have interests in the merger that may differ from or be in addition to my interests as a shareowner?

A:	Yes. In considering the recommendation of the DigitalGlobe board of directors with respect to the merger proposal, you should be aware that DigitalGlobe’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of DigitalGlobe shareowners generally. These interests may include, among others, potential severance benefits, the treatment of outstanding equity awards pursuant to the merger agreement, rights to ongoing indemnification and insurance coverage, and certain rights to appointment to directorships in MDA and Holdings. The DigitalGlobe board of directors was aware of those interests and considered them, among other matters, in determining that the merger agreement and the transactions contemplated thereby are advisable and are fair to, and in the best interests of, the DigitalGlobe shareowners, approving the merger agreement and the transactions contemplated thereby, including the merger, and recommending adoption of the merger agreement by the DigitalGlobe shareowners. For a discussion of DigitalGlobe’s directors’ or executive officers’ interests in the merger that may differ from or be in addition to your interests as a shareowner, see the section entitled “The Merger Proposal—Interests of DigitalGlobe’s Directors and Executive Officers in the Merger.”

Q:	Is the obligation of each of DigitalGlobe and MDA to complete the merger subject to any conditions?

A:

Yes. Completion of the merger is subject to the satisfaction or waiver of a number of conditions as set forth in the merger agreement, including, among others, (a) the approval and adoption of the merger agreement by DigitalGlobe shareowners holding a majority in voting power of the outstanding shares of DigitalGlobe common stock and DigitalGlobe preferred stock (on an as-converted to DigitalGlobe common stock basis), voting together as a single class, and entitled to vote at the special meeting; (b) the approval of the issuance of MDA common shares in connection with the merger by a majority of the votes cast on such matter at the

MDA meeting; (c) expiration or termination of the applicable waiting period under the HSR Act; (d) receipt of an approval from the Committee on Foreign Investment in the United States (which we refer to as “CFIUS”); (e) receipt of other regulatory approvals; (f) the absence of any law or action taken by any governmental entity of competent jurisdiction (whether temporary, preliminary or permanent) which restrains, precludes, enjoins or otherwise prohibits the consummation of the merger or makes the merger illegal; (g) the U.S. Securities and Exchange Commission (the “SEC”) declaring effective the registration statement on Form F-4 under the U.S. Securities Act of which this proxy statement/prospectus is a part; (h) the conditional approval or authorization, as applicable, for listing on the TSX and either the NYSE or NASDAQ of the MDA common shares issuable in connection with the merger; (i) receipt by each of MDA and DigitalGlobe of a tax opinion from an outside tax advisor or legal counsel regarding certain aspects of the transaction; (j) the accuracy of the representations and warranties contained in the merger agreement (subject to specified materiality qualifiers); (k) compliance with the covenants and agreements in the merger agreement in all material respects; and (l) no material adverse effect on either DigitalGlobe or MDA having occurred.

For a more detailed discussion of the conditions to the completion of the merger, see the section entitled “The Merger Agreement—Conditions that Must Be Satisfied or Waived for the Merger to Occur.”

Q:	Is DigitalGlobe prohibited from soliciting other offers?

A:	The merger agreement generally restricts DigitalGlobe’s and MDA’s ability to: (a) initiate, solicit, knowingly facilitate or knowingly encourage any inquiries, proposals or offers with respect to, or the making of, any proposal or offer that constitutes or could reasonably be expected to lead to, an acquisition proposal (as defined in the section entitled “The Merger Agreement—No Solicitation”); (b) enter into, participate or engage in, or continue, any discussions or negotiations with respect to any acquisition proposal, or any inquiry or indication of interest that could reasonably be expected to lead to an acquisition proposal; (c) furnish or provide any non-public information regarding it or its subsidiaries to any person, or provide access to any person to the properties, assets or employees of it or its subsidiaries in connection with or in response to any acquisition proposal or any inquiry or indication of interest that could reasonably be expected to lead to an acquisition proposal; (d) approve or recommend to the DigitalGlobe shareowners or MDA shareholders, as applicable, any acquisition proposal; or (e) approve or recommend to the DigitalGlobe shareowners or MDA shareholders, as applicable, or execute or enter into, any letter of intent or agreement in principal, or any other contract contemplating or otherwise relating to an acquisition proposal (other than an acceptable confidentiality agreement as provided for in the merger agreement). However, under certain circumstances, DigitalGlobe and MDA are permitted to take certain actions regarding bona fide written acquisition proposals that did not result from a violation of such restrictions. For further information, see the section entitled “The Merger Agreement—No Solicitation.”

Q:	Will the MDA common shares to be issued to me at the completion of the merger be traded on an exchange?

A:	Yes. It is a condition to the completion of the merger that the MDA common shares to be issued to DigitalGlobe shareowners in connection with the merger be conditionally approved for listing on the TSX, subject only to the provision of such required documentation as is customary in the circumstances, and also be authorized for listing on the NYSE or NASDAQ, subject to official notice of issuance. Therefore, if the merger is completed, MDA expects that as of the effective time, all MDA common shares received by DigitalGlobe shareowners in connection with the merger will be listed on the TSX and either the NYSE or NASDAQ and may be traded by shareholders on either exchange.

MDA will apply to list the MDA common shares to be issued to the DigitalGlobe shareowners on (a) either the NYSE or NASDAQ and (b) the TSX, but such listing is subject to MDA fulfilling all of the listing requirements of each of the NYSE or NASDAQ, as applicable, and the TSX. Additionally, there can be no assurance that such MDA common shares will be accepted for listing on the NYSE or NASDAQ, as applicable, or the TSX. For more information regarding the listing of the MDA common shares to be issued to DigitalGlobe shareowners in connection with the merger, see the section entitled “The Merger Proposal—Listing of MDA Common Shares.”

MDA common shares received by DigitalGlobe shareowners in connection with the merger will be freely transferable except for shares issued to any shareowner deemed to be an “affiliate” of MDA for purposes of U.S. federal securities law. For more information, see the section entitled “The Merger Proposal—Restrictions on Resales of MDA Common Shares Received in the Merger.”

Q:	After the merger, how much of MDA will the DigitalGlobe shareowners own?

A:	Based on the number of shares of DigitalGlobe capital stock outstanding as of June 16, 2017, and the number of MDA common shares outstanding as of June 16, 2017, it is expected that, immediately after completion of the merger, the former DigitalGlobe shareowners will receive MDA common shares in the merger representing approximately % of the then outstanding MDA common shares.

Q:	Do you expect the merger to be taxable to me?

A:	The exchange of shares of DigitalGlobe common stock for the merger consideration, and the conversion of DigitalGlobe preferred stock into the right to receive the merger consideration that the holder thereof would have been entitled to receive had such holder, immediately prior to the effective time, converted such DigitalGlobe preferred stock into DigitalGlobe common stock, will be a taxable transaction for U.S. federal income tax purposes and may also be taxable under state, local and/or other tax laws. You should read the sections entitled “The Merger Proposal – Certain U.S. Federal Income Tax Consequences of the Merger” and “The Merger Proposal – Certain Canadian Federal Income Tax Considerations of Holding MDA Common Shares” and consult your tax advisors regarding the U.S. federal income tax consequences of the merger to you in your particular circumstances, as well as tax consequences arising under the laws of any state, local and/or other tax laws.

Q:	Are there risks associated with the merger?

A:	Yes. There are important risks involved both in connection with the merger and in connection with an investment in MDA. Before making any decision on whether and how to vote, you are urged to read carefully and in its entirety the section entitled “Risk Factors.”

Q:	Do I have appraisal or dissenters’ rights for my DigitalGlobe common stock and DigitalGlobe preferred stock in connection with the merger?

A:	If the merger is completed, DigitalGlobe shareowners who do not vote in favor of the approval and adoption of the merger agreement and who properly demand appraisal of their shares will be entitled to appraisal rights in connection with the merger under Section 262 of the DGCL. This means that holders of shares of DigitalGlobe common stock and DigitalGlobe preferred stock are entitled to have their shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of the shares of common stock and preferred stock, exclusive of any elements of value arising from the accomplishment or expectation of the merger, together with interest on the amount determined to be fair value, if any, as determined by the court (or in certain circumstances described in this proxy statement/prospectus, on the difference between the amount determined to be the fair value and the amount paid by DigitalGlobe in the merger to each shareowner entitled to appraisal prior to the entry of judgment in the appraisal proceedings). Shareowners who wish to seek appraisal of their shares are in any case encouraged to seek the advice of legal counsel with respect to the exercise of appraisal rights due to the complexity of the appraisal process. The DGCL requirements for exercising appraisal rights are described in additional detail in this proxy statement/prospectus, and Section 262 of the DGCL regarding appraisal rights is reproduced in Annex D to this proxy statement. See the section entitled “The Merger Proposal—Appraisal or Dissenters’ Rights” for more information.

Q:	When will the merger be completed?

A:	DigitalGlobe and MDA are working to complete the merger as quickly as possible. In addition to regulatory approvals, and assuming that the merger proposal is approved by DigitalGlobe shareowners holding a majority in voting power of the outstanding shares of DigitalGlobe common stock and DigitalGlobe preferred stock (on an as-converted to DigitalGlobe common stock basis), voting together as a single class, as of the record date, other important conditions to the completion of the merger exist. Assuming the satisfaction of all necessary conditions, DigitalGlobe and MDA expect to complete the merger in the second half of 2017. The merger agreement contains an end date and time of 5:00 p.m. Eastern Time on December 7, 2017 for the completion of the merger. For a discussion of the conditions to the completion of the merger, see the sections entitled “The Merger Proposal—Regulatory Approvals Required for the Merger” and “The Merger Agreement—Conditions that Must Be Satisfied or Waived for the Merger to Occur.”

Q:	What happens if the merger is not completed?

A:	If the merger is not completed for any reason, you will not receive any consideration for your DigitalGlobe common stock and/or DigitalGlobe preferred stock, and DigitalGlobe will remain an independent public company with DigitalGlobe common stock continuing to be traded on the NYSE.

Q:	Who will solicit and pay the cost of soliciting proxies?

A:	DigitalGlobe will bear all costs and expenses in connection with the solicitation of proxies from its shareowners. In addition to the solicitation of proxies by mail, DigitalGlobe will request that banks, brokers and other record holders send proxies and proxy material to the beneficial owners of DigitalGlobe common stock and DigitalGlobe preferred stock and secure their voting instructions, if necessary. DigitalGlobe will reimburse the banks, brokers and other record holders for their reasonable expenses in taking those actions. DigitalGlobe has also made arrangements with Innisfree M&A Incorporated to assist in soliciting proxies and in communicating with DigitalGlobe shareowners and estimates that it will pay Innisfree M&A Incorporated a fee of approximately $25,000 plus reasonable out-of-pocket costs and expenses for these services. Proxies may also be solicited by DigitalGlobe’s directors, officers and other employees through the mail or by telephone, the Internet, fax or other means, but no additional compensation will be paid to these persons.

Q:	What if I receive more than one set of voting materials?

A:	You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus, the proxy card or the voting instruction form. This can occur if you hold your shares in more than one brokerage account, if you hold shares directly as a holder of record and also in “street name,” or otherwise through another holder of record, and in certain other circumstances. If you receive more than one set of voting materials, please vote or return each set separately in order to ensure that all of your shares are voted.

Q:	What is “householding”?

A:

The SEC has adopted a rule concerning the delivery of annual reports and proxy statements. It permits DigitalGlobe to send a single notice of meeting and, to the extent requested, a single set of this proxy statement/prospectus to any household at which two or more shareowners reside if DigitalGlobe believes they are members of the same family, until such time as DigitalGlobe receives contrary instructions. This rule is called “householding,” and its purpose is to help reduce printing and mailing costs of proxy materials. A number of brokerage firms have instituted householding. If you and members of your household have multiple accounts holding DigitalGlobe common stock and/or DigitalGlobe preferred stock, you may have received a householding notification from your broker. Please contact your broker directly if you have questions, require additional copies of this proxy statement/prospectus or wish to revoke your decision to household. These options are available to you at any time.

Q:	Is the exchange ratio for the stock consideration subject to adjustment based on changes in the prices of DigitalGlobe common stock or MDA common shares? Can it be adjusted for any other reason?

A:	As part of the merger consideration, you will receive a fixed number of MDA common shares, not a number of shares that will be determined based on a fixed market value. The market value of MDA common shares and the market value of DigitalGlobe common stock at the effective time may vary significantly from their respective values on the date that the merger agreement was executed or at other dates, such as the date of this proxy statement/prospectus or the date of the special meeting. Stock price changes may result from a variety of factors, including changes in MDA’s or DigitalGlobe’s respective businesses, operations or prospects, regulatory considerations, and general business, market, industry or economic conditions. The exchange ratio will not be adjusted to reflect any changes in the market value of MDA common shares or market value of DigitalGlobe common stock. Therefore, the aggregate market value of the MDA common shares that you are entitled to receive at the time that the merger is completed could vary significantly from the value of such shares on the date of this proxy statement/prospectus or the date of the special meeting.

However, the stock consideration will be equitably adjusted to provide you and MDA with the same economic effect as contemplated by the merger agreement in the event of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger or other similar transaction involving DigitalGlobe common stock or MDA common shares prior to the completion of the merger.

Q:	Who can answer my questions?

A:	If you are a DigitalGlobe shareowner and you have any questions about the merger or you would like to request additional documents, including copies of this proxy statement/prospectus, please contact DigitalGlobe’s proxy solicitor:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

1-888-750-5834 (toll-free from the U.S. and Canada)

1-412-232-3651 (from other locations)

Q:	Where can I find more information about DigitalGlobe, MDA and the transactions contemplated by the merger agreement?

A:	You can find out more information about DigitalGlobe, MDA and the transactions contemplated by the merger agreement by reading this proxy statement/prospectus and, with respect to DigitalGlobe and MDA, from various sources described in the section entitled “Where You Can Find Additional Information.”

SUMMARY

This summary highlights information contained elsewhere in this proxy statement/prospectus and may not contain all of the information that might be important to you. DigitalGlobe and MDA urge you to read carefully the remainder of this proxy statement/prospectus, including the attached annexes, the documents incorporated by reference into this proxy statement/prospectus and the other documents to which DigitalGlobe and MDA have referred you. You may obtain the information incorporated by reference in this proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find Additional Information.” Each item in this summary includes a page reference to direct you to a more complete description of the topics presented in this summary.

Information about the Companies (page 149)

MacDonald, Dettwiler and Associates Ltd.

MDA was incorporated under the Canada Business Corporations Act and was continued under the Business Corporations Act (British Columbia) (the “BCA”) and the regulations thereunder, meaning that MDA is now governed by the BCA rather than the Canada Business Corporations Act. MDA is a global communications and information company providing operational solutions to commercial and government organizations worldwide. MDA’s business is focused on markets and customers with strong repeat business potential, primarily in the communications sector and the surveillance and intelligence sector. In addition, MDA conducts a significant amount of advanced technology development. MDA’s comprehensive capabilities in business and program management, systems engineering, systems integration, testing, and support services address complex customer requirements through the full solutions life cycle. MDA’s established global customer base is served by more than 4,800 employees operating from 15 locations in the United States, Canada, and internationally. MDA has committed in the merger agreement to use its reasonable best efforts to continue to, in consultation with the Government of Canada and its key stakeholders, execute its United States access strategy, which will include further restructuring of all or part of MDA’s corporate and operating structure so that the ultimate parent of DigitalGlobe and Holdings is incorporated in the United States by the end of 2019, subject to customary approvals.

MDA is a public company trading on the TSX under the ticker symbol “MDA.” MDA’s principal executive offices are located at One Embarcadero Center, Suite 500, San Francisco, California 94111, and its telephone number is 1-415-315-1551. As a condition to closing of the merger, MDA will also list its common shares on either the NYSE or the Nasdaq as of the closing of the merger.

Additional information about MDA can be found under its profile on SEDAR at www.sedar.com or its website at www.mdacorporation.com. The information contained in, or that can be accessed through, MDA’s website is not intended to be incorporated into this proxy statement/prospectus.

For further information about MDA, see the sections entitled “Where You Can Find Additional Information” and “Additional Information about MDA.”

SSL MDA Holdings, Inc.

Holdings is the holding company for MDA’s operating subsidiaries, which operate MDA businesses throughout the world. Holdings is incorporated in Delaware and has its headquarters in San Francisco, California. Holdings is a direct wholly owned subsidiary of MDA.

Holdings’ principal executive offices are located at One Market Plaza, Suite 4025, Spear Tower, San Francisco, California 94105 and its telephone number is 1-650-852-6313.

Merlin Merger Sub, Inc.

Merger Sub is a Delaware corporation and a direct wholly owned subsidiary of Holdings and an indirect wholly owned subsidiary of MDA. Merger Sub was formed solely for the purpose of facilitating the merger. Merger Sub has not carried on any activities or operations to date, except for those activities incidental to its formation and undertaken in connection with the transactions contemplated by the merger agreement. By operation of the merger, Merger Sub will be merged with and into DigitalGlobe. As a result, DigitalGlobe will survive the merger as an indirect wholly owned subsidiary of MDA. Upon completion of the merger, Merger Sub will cease to exist as a separate entity.

Merger Sub’s principal executive offices are located at One Market Plaza, Suite 4025, Spear Tower, San Francisco, California 94105 and its telephone number is 1-650-852-6313.

DigitalGlobe, Inc.

DigitalGlobe is a leading global provider of high-resolution Earth imagery, data and analysis. Sourced from its own advanced satellite constellation and third-party providers, its imagery solutions and other services provide customers with accurate and mission-critical information about the changing planet, and support a wide variety of uses, including mission-planning, mapping and analysis, environmental monitoring, oil and gas exploration, and infrastructure management. Additionally, hundreds of developers are building new applications and machine learning algorithms on DigitalGlobe’s Geospatial Big Data platform and in its recently expanded services business. Each day users depend on DigitalGlobe to better understand the changing planet in order to save lives, resources and time. DigitalGlobe’s principal executive offices are located at 1300 West 120th Avenue, Westminster, Colorado 80234, and its telephone number is 1-303-684-4000.

DigitalGlobe was originally incorporated as EarthWatch on September 30, 1993 under the laws of the State of Colorado and reincorporated in the State of Delaware on August 21, 1995. On August 22, 2002, EarthWatch changed its name to DigitalGlobe, Inc. DigitalGlobe common stock has been listed on the NYSE and traded under the symbol “DGI” since its initial public offering in May 2009. On January 31, 2013, DigitalGlobe completed its acquisition of 100% of the outstanding stock of GeoEye, Inc., a leading provider of geospatial intelligence solutions.

Additional information about DigitalGlobe can be found under its profile on EDGAR at www.sec.gov or its website at www.digitalglobe.com. The information contained in, or that can be accessed through, DigitalGlobe’s website is not intended to be incorporated into this proxy statement/prospectus.

For further information about DigitalGlobe, see the section entitled “Where You Can Find Additional Information.”

Risk Factors (page 33)

The merger and an investment in MDA common shares involve risks, some of which are related to the merger and others of which are related to MDA’s business. In considering the merger, you should carefully consider the information about these risks set forth under the section entitled “Risk Factors,” together with the other information included or incorporated by reference in this proxy statement/prospectus.

The Merger and the Merger Agreement (page 151)

The merger agreement provides that, upon the terms and subject to the conditions set forth in the merger agreement, at the effective time, Merger Sub, an indirect wholly owned subsidiary of MDA and a direct wholly owned subsidiary of Holdings, will merge with and into DigitalGlobe. As a result, DigitalGlobe will continue as the surviving corporation in the merger, become an indirect wholly owned subsidiary of MDA and cease to be a publicly traded company. From and after the effective time, DigitalGlobe’s certificate of incorporation and DigitalGlobe’s bylaws will be the certificate of incorporation and bylaws set forth in Exhibit A and Exhibit B, respectively, of the merger agreement. The terms and conditions of the merger are contained in the merger agreement, which is described in this proxy statement/prospectus and attached to this proxy statement/prospectus as Annex A. You are encouraged to read the merger agreement carefully, as it is the legal document that governs the merger. All descriptions in this summary and elsewhere in this proxy statement/prospectus of the terms and conditions of the merger are qualified by reference to the merger agreement, which is incorporated herein by this reference.

Merger Consideration (page 152)

Under the terms of the merger agreement, if the merger is completed, each share of DigitalGlobe common stock outstanding immediately prior to the effective time (other than shares of DigitalGlobe common stock held directly or indirectly by MDA, DigitalGlobe or any of their respective subsidiaries and except for shares of DigitalGlobe common stock owned by holders who properly exercise their appraisal rights under the DGCL) will automatically be cancelled and converted into the right to receive (a) cash in an amount equal to US $17.50 and (b) 0.3132 of a validly issued, fully paid and non-assessable MDA common share, without interest and subject to any required withholding for taxes.

Each share of DigitalGlobe preferred stock issued and outstanding immediately prior to the effective time (other than shares of DigitalGlobe preferred stock held directly or indirectly by MDA, DigitalGlobe or any of their respective subsidiaries and except for shares of DigitalGlobe preferred stock owned by holders who properly exercise their appraisal rights under the DGCL) will be converted into the right to receive the merger consideration that the holder of such DigitalGlobe preferred stock would have been entitled to receive had such holder, immediately prior to the effective time, converted such DigitalGlobe preferred stock into DigitalGlobe common stock in accordance with the DigitalGlobe certificate of designation.

For a full description of the treatment of DigitalGlobe options, DigitalGlobe restricted stock units and other equity-based awards, see the sections entitled “The Merger Agreement—Treatment of DigitalGlobe Stock Options and Other Equity-Based Awards” and “The Merger Agreement—Merger Consideration.”

DigitalGlobe Board of Directors’ Recommendation (page 80)

The DigitalGlobe board of directors has (a) determined and declared that the merger agreement is advisable and fair to, and in the best interests of, DigitalGlobe and its shareowners, (b) determined that the merger agreement and the transactions contemplated thereby, including the merger, taken together, are at a price and on terms that are in the best interests of DigitalGlobe and its shareowners, (c) unanimously approved and declared advisable the merger agreement and the transactions contemplated thereby, including the merger, and (d) resolved, subject to the terms of the merger agreement, to recommend adoption of the merger agreement by the DigitalGlobe shareowners.

The DigitalGlobe board of directors unanimously recommends that DigitalGlobe shareowners vote “FOR” the merger proposal, “FOR” the advisory compensation proposal and “FOR” the adjournment proposal. For the factors considered by the DigitalGlobe board of directors in reaching this decision, see the section entitled “The Merger Proposal—DigitalGlobe’s Reasons for the Merger; Recommendation of the DigitalGlobe Board of Directors.”

Comparative Per Share Market Price Information (page 29)

The following table presents the closing price per share of MDA common shares on the TSX and of DigitalGlobe common stock on the NYSE on (a) February 16, 2017, the last full trading day prior to media reports that DigitalGlobe and MDA were in merger discussions, (b) February 23, 2017, the last trading day prior to the date of public announcement of the execution of the merger agreement and (c)                 , 2017, the last practicable trading day prior to the mailing of this proxy statement/prospectus. This table also shows the implied value of the merger consideration payable for each share of DigitalGlobe common stock on the relevant date. The implied value of the merger consideration represents the sum of US $17.50, the cash portion of the merger consideration, plus the stock portion of the merger consideration, based upon the product of the exchange ratio of 0.3132 and the closing price of MDA common shares on the TSX as of the applicable date (converted to U.S. dollars based on the Bank of Canada’s closing Canadian dollar-to-U.S. dollar exchange rate on the applicable date except as otherwise noted).

Date	MDA Common Shares TSX	DGI Common Stock NYSE	Implied per share value of merger consideration
	(C$)	(US$)	(US$)
February 16, 2017	$73.40	$29.60	$35.00	(1)
February 23, 2017	$69.00	$34.05	$33.98
, 2017	$	$	$

(1)	Converted to U.S. dollars based on the Bank of Canada’s closing Canadian dollar-to-U.S. dollar exchange rate on February 21, 2017.

Opinions of DigitalGlobe’s Financial Advisors (page 84)

Opinion of PJT Partners

On February 23, 2017, PJT Partners rendered its oral opinion (which was subsequently confirmed in writing) to the DigitalGlobe board of directors that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the merger consideration to be received in the merger by the holders of DigitalGlobe common stock (other than DigitalGlobe, its subsidiaries, MDA and its affiliates) was fair from a financial point of view to the holders of DigitalGlobe common stock.

The full text of PJT Partners’ written opinion, dated as of February 23, 2017, is attached as Annex B to this proxy statement/prospectus. PJT Partners’ written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by PJT Partners in rendering its opinion. You are encouraged to read the opinion carefully in its entirety.

For a description of the opinion that the DigitalGlobe board of directors received from PJT Partners, see “The Merger Proposal—Opinions of DigitalGlobe’s Financial Advisors—Opinion of PJT Partners.”

Opinion of Barclays

On February 23, 2017, Barclays rendered its oral opinion (which was subsequently confirmed in writing) to the DigitalGlobe board of directors that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, from a financial point of view, the merger consideration to be offered to the holders of DigitalGlobe common stock (other than DigitalGlobe, its subsidiaries, MDA and its affiliates) was fair to such holders.

The full text of Barclays’ written opinion, dated as of February 23, 2017, is attached as Annex C to this proxy statement/prospectus. Barclays’ written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays in rendering its opinion. You are encouraged to read the opinion carefully in its entirety.

For a description of the opinion that the DigitalGlobe board of directors received from Barclays, see “The Merger Proposal—Opinions of DigitalGlobe’s Financial Advisors—Opinion of Barclays.”

The DigitalGlobe Special Meeting (page 54)

Date, Time and Place of the Special Meeting

The special meeting will be held at 9:00 am, Mountain Time, on July 27, 2017, at DigitalGlobe’s corporate headquarters located at 1300 West 120th Avenue, Westminster, Colorado 80234, or at any adjournment or postponement thereof.

Record Date and Outstanding Shares of DigitalGlobe Common Stock and DigitalGlobe Preferred Stock

Only DigitalGlobe shareowners of record as of the close of business on June 16, 2017, which date is the record date for the special meeting, will be entitled to receive notice of, and to vote at, the special meeting or at any adjournment or postponement thereof.

As of the close of business on the record date, there were                  shares of DigitalGlobe common stock and                  shares of DigitalGlobe preferred stock issued and outstanding and entitled to notice of, and to vote at, the special meeting. Each share of DigitalGlobe common stock outstanding is entitled to one vote on each proposal presented for consideration at the special meeting. Each share of DigitalGlobe preferred stock outstanding is entitled to that whole number of votes equal to the number of shares of DigitalGlobe common stock into which such DigitalGlobe preferred stock would be convertible into as of the record date, voting together as a single class with the holders of common stock on an as-converted to common stock basis.

A complete list of DigitalGlobe shareowners entitled to vote at the special meeting will be available for inspection at DigitalGlobe’s principal place of business during regular business hours for a period of no less than 10 days before the special meeting and, during the special meeting, at the DigitalGlobe corporate headquarters, 1300 West 120th Avenue, Westminster, Colorado 80234.

Quorum

A majority of the shares of DigitalGlobe common stock and DigitalGlobe preferred stock outstanding and entitled to vote on the record date, must be present in person or represented by proxy to constitute a quorum at the special meeting, with DigitalGlobe preferred stock represented on an as-converted to DigitalGlobe common stock basis.

Abstentions will be deemed present and entitled to vote at the special meeting for the purpose of determining the presence of a quorum. DigitalGlobe common stock and DigitalGlobe preferred stock held by a DigitalGlobe shareowner that does not attend the special meeting or fails to submit a valid proxy to vote their shares at the meeting and DigitalGlobe common stock and DigitalGlobe preferred stock held in “street name” with respect to which the beneficial owner otherwise fails to give voting instructions with respect to their shares will not be considered present and entitled to vote at the special meeting for the purpose of determining the presence of a quorum.

If a quorum is not present or if, subject to approval of the adjournment proposal by DigitalGlobe shareowners, there are not sufficient votes for the approval of the merger proposal, DigitalGlobe expects that the special meeting will be adjourned to solicit additional proxies. At any subsequent reconvening of the special meeting, all proxies will be voted in the same manner as the manner in which such proxies would have been voted at the original convening of the special meeting, except for any proxies that have been validly revoked or withdrawn prior to the reconvened meeting.

Required Vote to Approve the Merger Proposal

Approval of the merger proposal requires the affirmative vote of the holders of a majority in voting power of the outstanding shares of DigitalGlobe common stock and DigitalGlobe preferred stock (on an as-converted to DigitalGlobe common stock basis), voting together as a single class, as of the record date. Therefore, if you do not submit a valid proxy or attend the special meeting to vote your shares of DigitalGlobe common stock and/or DigitalGlobe preferred stock or if you abstain from voting or fail to instruct your broker, bank or other nominee how to vote your shares on the merger proposal, it will have the same effect as a vote “AGAINST” the merger proposal.

Required Vote to Approve the Advisory Compensation Proposal

Approval, on an advisory (non-binding) basis, of the advisory compensation proposal requires the affirmative vote of holders of a majority of the shares of DigitalGlobe common stock and DigitalGlobe preferred stock (on an as-converted to DigitalGlobe common stock basis), voting together as a single class, that are present at the special meeting in person or by proxy and entitled to vote on the advisory compensation proposal. Therefore, if your shares of DigitalGlobe common stock or DigitalGlobe preferred stock are present at the special meeting but are not voted on the proposal, or if you abstain from voting on the advisory compensation proposal, each will have the same effect as a vote “AGAINST” the advisory compensation proposal. If you fail to submit a proxy or fail to attend the special meeting, or if you do not submit any instruction to your broker, bank or nominee, your shares of DigitalGlobe common stock or DigitalGlobe preferred stock will not be voted and will not be counted in determining the outcome of the advisory compensation proposal, assuming that a quorum is otherwise present. The vote on the advisory compensation proposal will not be binding on MDA, DigitalGlobe, the DigitalGlobe board of directors or any of its committees.

Required Vote to Approve the Adjournment Proposal

Approval of the adjournment proposal requires the affirmative vote of holders of a majority of the shares of DigitalGlobe common stock and DigitalGlobe preferred stock, voting together as a single class (on an as-converted to DigitalGlobe common stock basis), that are present at the special meeting in person or by proxy and entitled to vote on the adjournment proposal. Therefore, if your shares of DigitalGlobe common stock or DigitalGlobe preferred stock are present at the special meeting but are not voted on the proposal, or if you abstain from voting on the adjournment proposal, each will have the same effect as a vote “AGAINST” the adjournment proposal. If you fail to submit a proxy or fail to attend the special meeting, or if you do not submit any instruction to your broker, bank or nominee, your shares of DigitalGlobe common stock or DigitalGlobe preferred stock will not be voted and will not be counted in determining the outcome of the adjournment proposal, assuming that a quorum is otherwise present.

Voting by Directors and Executive Officers

As of the record date, the DigitalGlobe directors and executive officers had the right to vote approximately                  shares of DigitalGlobe common stock, representing                percent of the shares of DigitalGlobe capital stock then outstanding and entitled to vote at the special meeting (with DigitalGlobe preferred stock calculated on an as-converted to DigitalGlobe common stock basis). As of the record date, no DigitalGlobe director or executive officer owns any shares of DigitalGlobe preferred stock. It is expected that the

DigitalGlobe directors and executive officers who are DigitalGlobe shareowners will vote “FOR” the merger proposal, “FOR” the advisory compensation proposal and “FOR” the adjournment proposal, although none of them has entered into any agreement requiring them to do so. As of the record date, the directors and executive officers of MDA owned, in the aggregate, approximately                  shares of DigitalGlobe common stock, representing less than     % of the shares of DigitalGlobe common stock and DigitalGlobe preferred stock then outstanding and entitled to vote at the special meeting. As of the record date, no MDA director or executive officer owns any shares of DigitalGlobe preferred stock.

Financing for the Merger (page 125)

The total amount of funds necessary to consummate the merger is expected to be approximately US$3.1 billion and will be funded by MDA, including the funds needed to (a) pay DigitalGlobe shareowners the aggregate cash consideration due to them under the merger agreement, which is expected to be approximately US$1.1 billion; (b) make payments pursuant to the merger agreement in respect of outstanding DigitalGlobe options and restricted stock units granted under the DigitalGlobe equity plans, which is expected to be approximately US$27.1 million; (c) if required, repay the outstanding indebtedness of DigitalGlobe under its Credit and Guaranty Agreement dated as of December 22, 2016, with Barclays Bank PLC as agent (the “Existing DigitalGlobe Credit Agreement”), which, if required, is expected to be approximately US$1.3 billion, plus accrued interest, (d) repay the outstanding indebtedness of MDA under the 2012 Credit Agreement dated as of November 2, 2012 with Royal Bank of Canada as agent (other than the revolving loans thereunder, if the financing of the new revolving facility of MDA is effected through an increase in the revolving credit commitments under the 2012 Credit Agreement, as described in the section entitled “The Merger Proposal—Financing for the Merger—Debt Commitment Letter” below), which is expected to be approximately C$504.5 million (US$430.0 million); (e) repay the outstanding MDA notes issued under the Note Purchase Agreement dated as of November 2, 2012 among MDA, as issuer, and the purchasers party thereto (the “MDA Note Purchase Agreement”), which is expected to be approximately $C$301.2 million (US$226.1 million) and (f) pay fees and expenses payable by MDA, Holdings and Merger Sub under the merger agreement and in connection with the debt financing, which is expected to be approximately C$84.6 million (US$63.5 million). The obligation of MDA, Holdings and Merger Sub to complete the merger is not conditioned upon MDA obtaining financing.

The MDA Meeting and Shareholder Approval (page 124)

The TSX rules require security holder approval if the number of securities issued or issuable in payment of the purchase price for an acquisition exceeds 25% of the number of securities of the listed issuer which are outstanding, on a pre-acquisition, non-diluted basis. Based on the number of shares of DigitalGlobe common stock, shares of DigitalGlobe preferred stock, DigitalGlobe options and DigitalGlobe RSUs outstanding as of May 25, 2017, pursuant to the merger agreement, MDA would issue approximately 20,851,372 MDA common shares to DigitalGlobe securityholders at the effective time and would reserve for issuance approximately 600,930 MDA common shares, which would be issuable upon the vesting of the Converted RSUs following the effective time. The MDA common shares to be issued, or reserved for issuance, to current DigitalGlobe securityholders pursuant to the merger agreement will represent approximately 58.9% of the issued and outstanding MDA common shares on a non-diluted basis as of May 25, 2017. The actual number of MDA common shares to be issued, and reserved for issuance, pursuant to the merger agreement, however, will be determined immediately prior to the effective time based on the number of shares of DigitalGlobe common stock, shares of DigitalGlobe preferred stock and the number of DigitalGlobe options and DigitalGlobe RSUs outstanding at such time. Accordingly, MDA shareholders will be required to approve the issuance of common shares in connection with the merger. The date for the MDA meeting regarding such approval has not yet been set. For a more detailed description, see the section entitled “The Merger Proposal—The MDA Meeting and Shareholder Approval.”

Listing of MDA Common Shares (page 114)

It is a condition to DigitalGlobe’s obligation to effect the merger that the MDA common shares to be issued pursuant to the merger agreement and in respect of certain DigitalGlobe equity awards are authorized for listing on the NYSE or NASDAQ, in each case subject to official notice of issuance. It is a condition to DigitalGlobe’s and MDA’s obligation to effect the merger that the MDA common shares to be issued pursuant to the merger agreement are conditionally approved for listing on the TSX, subject only to the provision of such required documentation as is customary in the circumstances. Under the merger agreement, MDA is required to use its reasonable best efforts to obtain the listing and admission for trading of the MDA common shares issued as merger consideration on (a) either the NYSE or NASDAQ and (b) the TSX.

Delisting and Deregistration of DigitalGlobe Common Stock (page 115)

As promptly as practicable after the effective time, and in any event no more than 10 days after the effective time, DigitalGlobe common stock currently listed on the NYSE will cease to be listed on the NYSE and will be deregistered under the U.S. Exchange Act.

Certain U.S. Federal Income Tax Consequences of the Merger (page 137)

The exchange of shares of DigitalGlobe common stock for the merger consideration, and the conversion of DigitalGlobe preferred stock into the right to receive the merger consideration that the holder thereof would have been entitled to receive had such holder, immediately prior to the effective time, converted such DigitalGlobe preferred stock into DigitalGlobe common stock, will be a taxable transaction for U.S. federal income tax purposes. You should read the section entitled “The Merger Proposal – Certain U.S. Federal Income Tax Consequences of the Merger” and consult your tax advisors regarding the U.S. federal income tax consequences of the merger to you in your particular circumstances, as well as tax consequences arising under the laws of any state, local and/or other tax laws.

Certain Canadian Federal Income Tax Considerations of Holding MDA Common Shares (page 144)

Subject to certain exceptions, any gain realized by a holder from the disposition of MDA common shares who, for the purposes of the Canadian Tax Act and at all relevant times (a) is a beneficial owner of the MDA common shares; (b) is not resident, and is not deemed to be resident, in Canada; (c) holds the MDA common shares as capital property; and (d) does not use or hold, and is not deemed to use or hold, the MDA common shares in connection with carrying on a business in Canada (each of whom we refer to as a “Non-Canadian Holder”) should not be subject to tax in Canada. Dividends paid or deemed to be paid to a Non-Canadian Holder on MDA common shares will generally be subject to 25% Canadian non-resident withholding tax, subject to any reduction in such rate pursuant to the terms of an applicable income tax treaty. You should read the section entitled “The Merger Proposal—Certain Canadian Federal Income Tax Considerations of Holding MDA Common Shares” of this proxy statement/prospectus and consult your tax advisors regarding the Canadian federal income tax consequences of acquiring, holding and disposing of MDA common shares, as well as tax consequences arising under the laws of any country, province or other jurisdiction that may be applicable to a Non-Canadian Holder.

Accounting Treatment of the Merger (page 124)

In accordance with IFRS, MDA will account for the merger as a business combination applying the acquisition method of accounting with MDA as the acquirer. For a more detailed discussion of the accounting treatment of the merger, see the section entitled “The Merger Proposal—Accounting Treatment of the Merger.”

Treatment of DigitalGlobe Stock Options and Other Equity-Based Awards (page 115)

Options

At the effective time, each option to purchase DigitalGlobe common stock that has been granted or assumed by DigitalGlobe and is outstanding and unexercised immediately prior to the effective time, whether vested or unvested, will be cancelled in exchange for the right to receive a combination of cash and a number of MDA common shares, each of which will be calculated as described in the section entitled “The Merger Proposal—Interests of DigitalGlobe’s Directors and Executive Officers in the Merger—Treatment of DigitalGlobe Equity Awards” below.

Restricted Stock Units

At the effective time, each outstanding restricted stock unit granted by DigitalGlobe that remains subject to one or more unsatisfied performance conditions for a performance period that includes the date on which the effective time occurs, as well as each outstanding DigitalGlobe restricted stock unit that is then vested, will be cancelled in exchange for the right to receive a combination of cash and a number of MDA common shares, each of which will be calculated as described in the section entitled “The Merger Proposal—Interests of DigitalGlobe’s Directors and Executive Officers in the Merger—Treatment of DigitalGlobe Equity Awards” below.

At the effective time, each outstanding restricted stock unit granted by DigitalGlobe that remains unvested (and is not a performance-based restricted stock unit as described above) will be assumed by MDA and converted into the right to receive a combination of cash and a number of MDA common shares, each of which will be calculated as described in the section entitled “The Merger Proposal—Interests of DigitalGlobe’s Directors and Executive Officers in the Merger—Treatment of DigitalGlobe Equity Awards” below.

For a more detailed description of the treatment of DigitalGlobe equity awards, see the section entitled “The Merger Agreement—Treatment of DigitalGlobe Stock Options and Other Equity-Based Awards.”

Regulatory Approvals Required for the Merger (page 172)

To complete the merger and the other transactions contemplated by the merger agreement, DigitalGlobe and MDA are required to use their reasonable best efforts to obtain all necessary authorizations, consents and approvals and to make all necessary notifications, registrations and filings, including any registrations, notifications and filings required to be made in connection with obtaining such approvals. Under the merger agreement, DigitalGlobe and MDA are required, among other actions, to (a) file a notification and report form and obtain the expiration or termination of the waiting period under the HSR Act, (b) file a joint voluntary notice with and obtain approval from CFIUS with respect to the merger and (c) make any required filings in connection with any other required regulatory approvals, including approval from the Defense Security Service (which we refer to as “DSS”), the Directorate of Defense Trade Controls of the U.S. Department of State (which we refer to as “DDTC”), the National Oceanic and Atmospheric Administration of the U.S. Department of Commerce (which we refer to as “NOAA”) and the U.S. Federal Communications Commission (which we refer to as the “FCC”).

On March 17, 2017, each of DigitalGlobe and MDA timely filed a Pre-merger Notification and Report Form pursuant to the HSR Act with the DOJ and FTC, and on April 10, 2017, the FTC granted early termination of the HSR waiting period. On March 20, 2017, DigitalGlobe and MDA filed the required applications for FCC consent to the transfer of control to MDA of DigitalGlobe’s license subsidiary, and the FCC granted the applications on April 26, 2017 and May 16, 2017. On April 12, 2017, DigitalGlobe and MDA submitted the formal CFIUS notice, and on May 30, 2017, CFIUS notified the parties that they are initiating a 45-day investigation. On

April 10, 2017, DigitalGlobe and MDA filed the required application for NOAA consent, and on April 12, 2017, NOAA received the applications and initiated NOAA’s formal review process. NOAA will make a determination on the applications within 120 days of receipt subject to potential tolling.

DigitalGlobe and MDA are not currently aware of any material governmental filings, authorizations, approvals or consents that are required prior to the parties’ completion of the merger other than those described in this proxy statement/prospectus. There can be no assurance, however, if and when any of the approvals required to be obtained for the merger and the other transactions contemplated by the merger agreement will be obtained or as to the conditions or limitations that such approvals may contain or impose. Under the merger agreement, neither MDA nor any of its subsidiaries (including Holdings and Merger Sub) will be required to, as a condition to obtaining any required approval or resolving any objection of any governmental entity, offer or accept, or agree, commit to agree or consent to, any “Extraordinary Condition.” An “Extraordinary Condition” is defined as any undertaking, term, condition, liability, obligation, commitment, sanction or other measure that (a) would or would reasonably be expected to result in a material change to the timing of MDA’s plan to reincorporate in the United States as set forth in the merger agreement, (b) would have a material negative financial impact on MDA and its subsidiaries (on a consolidated basis) or DigitalGlobe and its subsidiaries (on a consolidated basis) or (c) would require MDA or any of its subsidiaries (including DigitalGlobe and its subsidiaries) to enter into a proxy agreement or voting trust agreement with respect to the services provided by DigitalGlobe under the NGA contract.

For a more detailed description of the regulatory approvals required for the merger, see the section entitled “The Merger Agreement—Regulatory Approvals” and the section entitled “The Merger Agreement—Conditions That Must Be Satisfied or Waived for the Merger to Occur.”

Appraisal or Dissenters’ Rights (page 130)

If the merger is completed, DigitalGlobe’s shareowners will be entitled to appraisal rights under Section 262 of the DGCL. This means that you are entitled to have the fair value of your shares of DigitalGlobe common stock and DigitalGlobe preferred stock determined by the Delaware Court of Chancery and to receive payment based on that valuation in lieu of the merger consideration if you follow exactly the procedures set forth in Section 262 of the DGCL. The ultimate amount you receive in an appraisal proceeding may be less than, equal to or more than the amount you would have received under the merger agreement.

To exercise your appraisal rights, you must submit a written demand for appraisal to DigitalGlobe before the vote is taken on the merger proposal, you must not vote (either in person or by proxy) in favor of the merger proposal and you must hold your shares of DigitalGlobe common stock and/or DigitalGlobe preferred stock for which you have demanded appraisal through the effective time. If you fail to follow exactly the procedures set forth in Section 262 of the DGCL, you may lose your appraisal rights. If you hold your shares of DigitalGlobe common stock and/or DigitalGlobe preferred stock through a bank, brokerage firm or other nominee and you wish to exercise your appraisal rights, you should consult with your bank, brokerage firm or other nominee to determine the appropriate procedures for the making of a demand for appraisal by your bank, brokerage firm or other nominee.

In view of the complexity of Section 262 of the DGCL, shareowners who wish to pursue appraisal rights should consult their legal and financial advisors.

Litigation Relating to the Merger (page 135)

DigitalGlobe and its board of directors are named as defendants in five putative class action lawsuits filed by purported stockholders of DigitalGlobe that challenge the merger. The lawsuits include George Assad v.

DigitalGlobe, Inc., et al., Case No. 1:17-cv-01097-NYW, Jeweltex Manufacturing Inc. Retirement Plan v. DigitalGlobe, Inc., et al., Case No. 1:17-cv-01140-STV, Royce Bussey v. DigitalGlobe, Inc., et al., Case No. 1:17-cv-01159-MEH, Dane Gussin v. DigitalGlobe, Inc., et al., Case No. 1:17-cv-01190-KLM and Stuart Zand v. DigitalGlobe, Inc., et al., Case No. 1:17-cv-00592-UNA, all filed in the U.S. District Court for the District Court of Colorado except for Stuart Zand (filed in the U.S. District Court for the District of Delaware). The complaints allege, among other things, that in connection with MDA’s proposed acquisition of DigitalGlobe, DigitalGlobe and its board of directors purportedly agreed to a supposedly inadequate price for the DigitalGlobe capital stock, provided allegedly misleading and incomplete disclosures in the F-4 registration statement and potentially engaged in self-dealing. MDA, Holdings and Merger Sub are also named as defendants in two of the lawsuits. Plaintiffs seek as relief, among other things, declaratory and injunctive relief, including enjoining or rescinding the transaction and rescissory damages to the extent already implemented, an order directing the dissemination of a registration statement that is not false or misleading, and an award of attorneys’ and experts’ fees.

The defendants have not yet responded to any of the complaints. While it is too early to predict the outcome of litigation or a reasonable range of potential losses, DigitalGlobe and MDA believe these lawsuits are without merit. Additional lawsuits arising out of or relating to the merger agreement or the merger may be filed in the future. For additional information, see the section entitled “The Merger Proposal—Litigation Relating to the Merger.”

Conditions to the Merger (page 174)

Each party’s obligation to complete the merger is subject to the satisfaction or waiver of the following mutual conditions:

•	approval and adoption of the merger agreement by the DigitalGlobe shareowners holding a majority in voting power of the outstanding shares of DigitalGlobe common stock and DigitalGlobe preferred stock (on an as-converted to DigitalGlobe common stock basis), voting together as a single class (the condition described in this bullet is referred to as the “DigitalGlobe shareowner approval condition”);

•	the approval of the issuance of MDA common shares in connection with the merger by a majority of the votes cast on such matter at the MDA meeting;

•	absence of any law or action taken by any governmental entity of competent jurisdiction (whether temporary, preliminary or permanent) which restrains, precludes, enjoins or otherwise prohibits the consummation of the merger or makes the merger illegal (the condition described in this bullet is referred to as the “no injunction condition”);

•	any waiting period (and any extension thereof) applicable to the consummation of the merger under any competition law will have expired or been terminated (the condition described in this bullet is referred to as the “expiration or termination of any waiting period condition”);

•	the receipt of CFIUS approval;

•	the receipt of DSS approval, and any approval, consent, authorization, filing, registration, license, franchise, permit, exemption, variance or non-objection of NOAA, DDTC or any other governmental entity necessary to consummate the transactions contemplated by the merger agreement, which we refer to as the “regulatory approvals” (the condition described in this bullet and the preceding bullet is referred to as the “CFIUS and regulatory approvals condition”);

•	the registration statement of which this proxy statement/prospectus forms a part having been declared effective by the SEC and no stop order suspending the effectiveness of the registration statement having been issued by the SEC and no proceedings for that purpose shall be pending or threatened by the SEC; and

•	the MDA common shares issuable to the DigitalGlobe shareowners in connection with the merger and in respect of DigitalGlobe equity awards will have been conditionally approved for listing on the TSX, subject only to the provision of such required documentation as is customary in the circumstances.

The obligation of DigitalGlobe to consummate the merger is subject to the satisfaction or waiver of additional conditions, including:

•	the accuracy of the representations and warranties of MDA, Holdings and/or Merger Sub contained in the merger agreement as of the date of the merger agreement and as of the closing date (except to the extent expressly made as of an earlier date, in which case as of such date), subject to the materiality standards (if any) provided in the merger agreement, and the receipt by DigitalGlobe of a certificate signed on behalf of MDA by each of two senior executive officers of MDA to the foregoing effect;

•	the performance by each of MDA and Merger Sub in all material respects of their obligations under the merger agreement required to be performed by it at or prior to the effective time, and the receipt by DigitalGlobe of a certificate signed on behalf of each of MDA and Merger Sub by the CEO of each of MDA and Merger Sub to such effect;

•	the absence of any fact, circumstance, effect, change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on MDA, and the receipt by DigitalGlobe of a certificate signed on behalf of MDA by an executive officer of MDA to such effect;

•	the MDA common shares issuable to the DigitalGlobe shareowners in connection with the merger and in respect of the DigitalGlobe equity awards will have been authorized for listing on the NYSE or NASDAQ, in either case, subject to official notice of issuance; and

•	DigitalGlobe will have received an opinion, or MDA will have received an opinion that DigitalGlobe can rely on, of a nationally recognized tax advisor or legal counsel to the effect that Section 7874 of the Code should not apply in such a manner so as to cause MDA to be treated as a domestic corporation for U.S. federal income tax purposes pursuant to Section 7874(b) of the Code after giving effect to the transactions contemplated by the merger agreement (the condition described in this bullet is referred to as the “DigitalGlobe tax opinion condition”).

The obligations of MDA and Merger Sub to consummate the merger are subject to the satisfaction or waiver of further conditions, including:

•	the accuracy of the representations and warranties of DigitalGlobe contained in the merger agreement as of the date of the merger agreement and as of the closing date (except to the extent expressly made as of an earlier date, in which case as of such date), subject to the materiality standards (if any) provided in the merger agreement, and the receipt by MDA of a certificate signed on behalf of DigitalGlobe by each of two senior executive officers of DigitalGlobe to the foregoing effect;

•	the performance by DigitalGlobe in all material respects of its obligations under the merger agreement required to be performed by it at or prior to the effective time, and the receipt by MDA of a certificate signed on behalf of DigitalGlobe by its CEO or CFO to such effect;

•	the absence of any fact, circumstance, effect, change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on DigitalGlobe;

•	receipt of a certificate, meeting the requirements of Treasury Regulations Section 1.1445-2(c)(3) to the effect that DigitalGlobe is not, and has not been during the applicable time period set forth in Section 897(c)(1)(A)(ii) of the Code, a United States real property holding corporation and, accordingly, the shares of DigitalGlobe common stock are not U.S. real property interests; and

•	MDA will have received an opinion, or DigitalGlobe will have received an opinion that MDA can rely on, of a nationally recognized tax advisor or legal counsel to the effect that Section 7874 of the Code should not apply in such a manner so as to cause MDA to be treated as a domestic corporation for U.S. federal income tax purposes pursuant to Section 7874(b) of the Code after giving effect to the transactions contemplated by the merger agreement from and after the closing date (the condition described in this bullet is referred to as the “MDA tax opinion condition”).

No Solicitation (page 165)

The merger agreement generally restricts DigitalGlobe’s and MDA’s ability to: (a) initiate, solicit, knowingly facilitate or knowingly encourage any inquiries, proposals or offers with respect to, or the making of, any proposal or offer that constitutes or could reasonably be expected to lead to, an acquisition proposal (as defined in the section entitled “The Merger Agreement—No Solicitation”); (b) enter into, participate or engage in, or continue, any discussions or negotiations with respect to any acquisition proposal, or any inquiry or indication of interest that could reasonably be expected to lead to an acquisition proposal; or (c) furnish or provide any non-public information regarding it or its subsidiaries to any person, or provide access to any person to the properties, assets or employees of it or its subsidiaries in connection with or in response to any acquisition proposal or any inquiry or indication of interest that could reasonably be expected to lead to an acquisition proposal; (d) approve or recommend to the DigitalGlobe shareowners or MDA shareholders, as applicable, any acquisition proposal; or (e) approve or recommend to the DigitalGlobe shareowners or MDA shareholders, as applicable, or execute or enter into, any letter of intent or agreement in principal, or any other contract contemplating or otherwise relating to an acquisition proposal (other than an acceptable confidentiality agreement as provided for in the merger agreement).

However, under certain circumstances specified in the merger agreement, if DigitalGlobe or MDA, as applicable, receives a bona fide written acquisition proposal that did not result from a material violation of such party’s solicitation restrictions described above, then such party may (a) enter into, participate or engage in discussion or negotiations with the person making such acquisition proposal; and (b) furnish or provide non-public information, and provide access to its properties, assets and employees to the person making such acquisition proposal, if prior to taking such action, such party’s board of directors has determined in good faith, after consultation with its outside legal counsel and independent financial advisors, that such acquisition proposal is, or could reasonably be expected to lead to a superior proposal (as such term is defined in the section entitled “The Merger Agreement—No Solicitation”), and after consultation with its outside counsel, such party’s board of directors has determined in good faith that the failure to take such action would be inconsistent with its fiduciary duties under applicable law.

For further information, including what constitutes an “acquisition proposal” and a “superior proposal,” see the section entitled “The Merger Agreement—No Solicitation.”

Termination of the Merger Agreement (page 177)

Subject to conditions and circumstances in the merger agreement, the merger agreement may be terminated as follows:

•	by mutual written consent of MDA and DigitalGlobe.

•	by either DigitalGlobe or Holdings upon written notice to the other party:

•	if the merger has not been completed on or before 5:00 p.m. Eastern time on December 7, 2017 (which we refer to as the “end date”) (the right to terminate the merger agreement pursuant to this sub-bullet is referred to as the “end date termination right”);

•	if any governmental entity has issued a final and non-appealable statute, rule, order, decree or regulation or taken any other action that restrains, enjoins or otherwise prohibits the merger or makes the merger illegal (the right to terminate the merger agreement pursuant to this sub-bullet is referred to as the “injunction termination right”);

•	if DigitalGlobe shareowner approval of the merger agreement is not obtained at the special meeting of DigitalGlobe shareowners (the right to terminate the merger agreement pursuant to this sub-bullet is referred to as the “failure to obtain DigitalGlobe shareowner approval termination right”);

•	if MDA shareholder approval of the MDA share issuance in connection with the merger is not obtained at the MDA meeting (the right to terminate the merger agreement pursuant to this sub-bullet is referred to as the “failure to obtain MDA shareholder approval termination right”); or

•	if CFIUS notifies MDA and DigitalGlobe in writing that CFIUS intends to send a report to the President of the United States recommending that the President act to suspend or prohibit the merger (the right to terminate the merger agreement pursuant to this sub-bullet is referred to as the “CFIUS notification termination right”).

•	by DigitalGlobe:

•	if MDA has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the merger agreement, which breach or failure to perform (a) would cause certain of the conditions to DigitalGlobe’s obligation to consummate the merger to not be satisfied, and (b) cannot be cured or is not cured by MDA within 30 days after receipt of written notice given by DigitalGlobe to MDA of such breach or failure to perform (DigitalGlobe’s right to terminate the merger agreement pursuant to this sub-bullet is referred to as “DigitalGlobe’s material breach termination right”);

•	if, prior to obtaining the MDA shareholder approval, (a) the MDA board of directors has (i) entered into any agreement in connection with an acquisition proposal with respect to MDA or (ii) approved or recommended any acquisition proposal with respect to MDA other than the merger, or (b) the MDA board of directors makes a change in recommendation or resolves to make a change in recommendation (DigitalGlobe’s right to terminate the merger agreement pursuant to this bullet is referred to as the “DigitalGlobe’s change in recommendation termination right”); or

•	prior to obtaining the DigitalGlobe shareowner approval, in order to enter into a definitive agreement in connection with a superior proposal with respect to DigitalGlobe and DigitalGlobe has complied with its obligations under the merger agreement to take such action, and DigitalGlobe pays in full a termination fee in the amount of $85 million to MDA (DigitalGlobe’s right to terminate the merger agreement pursuant to this bullet is referred to as the “DigitalGlobe’s superior proposal termination right”).

•	by Holdings:

•	if DigitalGlobe has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the merger agreement, which breach or failure to perform (a) would cause certain of the conditions to MDA’s or Merger Sub’s obligation to consummate the merger to not be satisfied, and (b) cannot be cured by DigitalGlobe or is not cured by DigitalGlobe within 30 days after receipt of written notice given by MDA to DigitalGlobe of such breach or failure to perform (Holdings’ right to terminate the merger agreement pursuant to this sub-bullet is referred to as the “Holdings’ material breach termination right”);

•	if, prior to receipt of the DigitalGlobe shareowner approval, (a) the DigitalGlobe board of directors has (i) entered into any agreement in connection with an acquisition proposal with respect to DigitalGlobe or (ii) approved or recommended any acquisition proposal with respect to DigitalGlobe other than the merger, or (b) the DigitalGlobe board of directors makes a change in recommendation or has resolved to make a change in recommendation (Holdings’ right to terminate the merger agreement pursuant to this bullet is referred to as the “Holdings’ change in recommendation termination right”); or

•	if (a) (i) the NGA contract has been terminated or cancelled or the option to renew the NGA contract for the next contract year after the date of the merger agreement has not been exercised by NGA, (ii) NGA has provided clear, unambiguous authorized notice to DigitalGlobe that the NGA contract will, on or before the business date after the next scheduled renewal date after the date of the merger agreement, be terminated or cancelled or the option to renew the NGA contract for the next contract year will not be exercised by NGA or (iii) NGA materially changes the scope under a specified portion of the NGA contract which materially decreases the revenue to be received by DigitalGlobe under the NGA contract for the remainder of the current option year of the NGA contract, and (b) MDA has paid DigitalGlobe a reverse termination fee in an amount of $150 million (Holdings’ right to terminate the merger agreement pursuant to this bullet is referred to as “Holdings’ NGA termination right”).

Termination Fees and Expenses (page 177)

DigitalGlobe has agreed to pay to Holdings a termination fee of $85 million, which we refer to as the “termination fee”, if:

•	the merger agreement is terminated by Holdings pursuant to Holdings’ change in recommendation termination right;

•	the merger agreement is terminated by DigitalGlobe pursuant to DigitalGlobe’s superior proposal termination right;

•	the merger agreement is terminated:

•	by either DigitalGlobe or Holdings pursuant to the end date termination right (other than a situation where MDA would be obligated to pay the reverse termination fee to DigitalGlobe as described below) or by Holdings pursuant to Holdings’ material breach termination right;

•	after an acquisition proposal with respect to DigitalGlobe has been proposed or announced by any person; and

•	within 12 months of such termination DigitalGlobe or any of its subsidiaries enters into a definitive agreement with respect to (or consummates) an acquisition proposal with respect to DigitalGlobe (provided that, for the purposes of this and the immediately preceding sub-bullet, all references to 20% in the term “acquisition proposal” with respect to DigitalGlobe will be changed to 50%); or

•	the merger agreement is terminated:

•	by either DigitalGlobe or Holdings pursuant to the failure to obtain DigitalGlobe shareowner approval termination right;

•	after an acquisition proposal with respect to DigitalGlobe has been publicly proposed or publicly announced by any person; and

•	within 12 months of such termination DigitalGlobe or any of its subsidiaries enters into a definitive agreement with respect to (or consummates) an acquisition proposal with respect to

DigitalGlobe (provided that, for the purposes of this and the immediately preceding sub-bullet, all references to 20% in the term “acquisition proposal” with respect to DigitalGlobe will be changed to 50%) (provided that the termination fee will be reduced by any previous payment by DigitalGlobe of the expenses of MDA).

MDA, on behalf of Holdings, has agreed to pay to DigitalGlobe the termination fee if:

•	the merger agreement is terminated by DigitalGlobe pursuant to DigitalGlobe’s change in recommendation termination right;

•	the merger agreement is terminated:

•	by either DigitalGlobe or Holdings pursuant to the end date termination right or by DigitalGlobe pursuant to DigitalGlobe’s material breach termination right;

•	after an acquisition proposal with respect to MDA has been proposed or announced by any person; and

•	within 12 months of such termination MDA or any of its subsidiaries enters into a definitive agreement with respect to (or consummates) an acquisition proposal with respect to MDA (provided that, for the purposes of this and the immediately preceding sub-bullet, all references to 20% in the term “acquisition proposal” with respect to MDA will be changed to 50%); or

•	the merger agreement is terminated:

•	by either DigitalGlobe or Holdings pursuant to the failure to obtain MDA shareholder approval termination right;

•	after an acquisition proposal with respect to MDA has been publicly proposed or publicly announced by any person; and

•	within 12 months of such termination MDA or any of its subsidiaries enters into a definitive agreement with respect to (or consummates) an acquisition proposal with respect to MDA (provided that, for the purposes of this and the immediately preceding sub-bullet, all references to 20% in the term “acquisition proposal” with respect to MDA will be changed to 50%) (provided that the termination fee will be reduced by any previous payment by MDA of the expenses of DigitalGlobe).

MDA, on behalf of Holdings, has agreed to pay to DigitalGlobe a reverse termination fee of $150 million, which we refer to as the “reverse termination fee,” if:

•	the merger agreement is terminated by Holdings pursuant to Holdings’ NGA termination right;

•	the merger agreement is terminated, at a time when the specific conditions to MDA’s and Merger Sub’s obligation to effect the merger have been satisfied or waived (other than the MDA tax opinion condition and any conditions that by their nature are to be satisfied at the closing date (so long as such conditions are then capable of being satisfied)), by DigitalGlobe pursuant to DigitalGlobe’s material breach termination right due to a breach by MDA, Holdings or Merger Sub of certain regulatory covenants set forth in the merger agreement, at a time when (A) the expiration or termination of any waiting period condition or CFIUS and regulatory approvals condition have not been satisfied or (B) the no injunction condition has not been satisfied, due to a matter related to a competition law, CFIUS approval or any regulatory approval at the time of such termination; or

•

the merger agreement is terminated, at a time when (a) the specific conditions to MDA’s and Merger Sub’s obligation to effect the merger and (b) the DigitalGlobe shareowner approval condition have been satisfied or waived (other than the MDA tax opinion condition and any conditions that by their nature are to be satisfied at the closing date, but subject to the satisfaction or waiver of such conditions), by:

•	Holdings or DigitalGlobe pursuant to the CFIUS notification termination right;

•	Holdings or DigitalGlobe pursuant to the end date termination right, at a time when (A) the expiration or termination of any waiting period condition or the CFIUS and regulatory approvals condition have not been satisfied, (B) the no injunction condition has not been satisfied due to a matter related to a competition law, CFIUS approval or any regulatory approval or (C) the MDA tax opinion condition has not been satisfied or waived by MDA;

•	Holdings or DigitalGlobe pursuant to the injunction termination right as a result of a matter related to a competition law, CFIUS approval or any regulatory approval; or

•	Holdings pursuant to the failure to obtain MDA shareholder approval termination right at a time when: (A) the expiration or termination of any waiting period condition or the CFIUS and regulatory approvals condition have not been satisfied or (B) the no injunction condition has not been satisfied due to a matter related to a competition law, CFIUS approval or any regulatory approval.

Notwithstanding the immediately preceding sub-bullet, if the MDA shareholder approval of the MDA common share issuance is not obtained and, prior to the MDA meeting, the MDA board of directors has made a change in recommendation as a result of a superior proposal with respect to MDA (and such proposal has not been withdrawn prior to the MDA meeting), then MDA will be required to pay DigitalGlobe the termination fee instead of the reverse termination fee.

In addition to its own fees and expenses, each of DigitalGlobe and MDA may be required to reimburse the other party for its reasonable out-of-pocket expenses incurred in connection with the merger agreement, subject to a cap of $10 million, in the event the DigitalGlobe shareowners or MDA shareholders, respectively, do not approve the matters required to be voted upon by DigitalGlobe shareowners or MDA shareholders, respectively, and the merger agreement is terminated.

Your Rights as an MDA Shareholder Will Be Different from Your Rights as a DigitalGlobe Shareowner (page 271)

As a result of the merger, the holders of DigitalGlobe common stock, DigitalGlobe preferred stock, and certain equity awards will become holders of MDA common shares and their rights will be governed by British Columbia law, MDA’s notice of articles and MDA’s articles instead of the DGCL, DigitalGlobe’s amended and restated certificate of incorporation, DigitalGlobe’s amended and restated bylaws and the DigitalGlobe certificate of designation. Following the merger, former DigitalGlobe shareowners will have different rights as MDA shareholders than they did as DigitalGlobe shareowners. For a summary of the material differences between the rights of DigitalGlobe shareowners and MDA shareholders, see the section entitled “Comparison of Rights of MDA Shareholders and DigitalGlobe Shareowners.”

Interests of DigitalGlobe’s Directors and Executive Officers in the Merger (page 115)

In considering the recommendation of the DigitalGlobe board of directors with respect to the merger agreement, you should be aware that DigitalGlobe’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of DigitalGlobe’s shareowners generally. Interests of directors and executive officers that may differ from or may be in addition to the interests of DigitalGlobe’s shareowners generally include:

•	At the effective time, each option to purchase DigitalGlobe common stock that has been granted or assumed by DigitalGlobe and is outstanding and unexercised immediately prior to the effective time,

whether vested or unvested, will be cancelled in exchange for the right to receive a combination of cash and a number of MDA common shares, each of which will be calculated as described in the section entitled “The Merger Proposal—Interests of DigitalGlobe’s Directors and Executive Officers in the Merger—Treatment of DigitalGlobe Equity Awards” below. Assuming that the merger was completed on May 25, 2017, the estimated aggregate amount that would be payable to DigitalGlobe’s executive officers as a group for their DigitalGlobe options is $4,356,957 in cash and 77,977 MDA common shares and the estimated aggregate amount that would be payable to DigitalGlobe’s non-employee directors for their DigitalGlobe options is $334,096 in cash and 5,979 MDA common shares.

•	At the effective time, each outstanding restricted stock unit granted by DigitalGlobe that remains subject to one or more unsatisfied performance conditions for a performance period that includes the date on which the effective time occurs, as well as each outstanding DigitalGlobe restricted stock unit that is then vested, will be cancelled in exchange for the right to receive a combination of cash and a number of MDA common shares, each of which will be calculated as described in the section entitled “The Merger Proposal—Interests of DigitalGlobe’s Directors and Executive Officers in the Merger—Treatment of DigitalGlobe Equity Awards” below. Assuming that the merger was completed on May 25, 2017, the estimated aggregate amount that would be payable to DigitalGlobe’s executive officers as a group for their DigitalGlobe performance-based restricted stock units is $13,427,840 in cash and 240,320 MDA common shares (calculated assuming that the portion of such performance-based restricted stock units that remain subject to an unsatisfied performance condition based on a relative total stockholder return measure vest at the following performance level: 87% of the “target” level for the awards granted in 2015, 200% of the “target” level (maximum performance) for the awards granted in 2016, and 141% of the “target” level for the awards granted in 2017, in each case such assumption is based on a performance determination as though the applicable performance period ended on May 24, 2017 and using an average of the closing prices for a share of DigitalGlobe common stock for the period of five trading days ending on May 24, 2017 as the value of DigitalGlobe common stock for purposes of such performance determination), and the estimated aggregate amount that would be payable to DigitalGlobe’s non-employee directors as a group for their DigitalGlobe vested restricted stock units is $2,195,795 in cash and 39,298 MDA common shares. DigitalGlobe’s non-employee directors do not hold any DigitalGlobe performance-based RSUs. DigitalGlobe’s executive officers do not currently hold any DigitalGlobe vested restricted stock units that have not previously been settled.

•	At the effective time, each outstanding restricted stock unit granted by DigitalGlobe that remains unvested (and is not a performance-based restricted stock unit as described above) will be assumed by MDA and converted into the right to receive a combination of cash and a number of MDA common shares, each of which will be calculated as described in the section entitled “The Merger Proposal—Interests of DigitalGlobe’s Directors and Executive Officers in the Merger—Treatment of DigitalGlobe Equity Awards” below. MDA will assume such awards. The cash portion of the consideration for such awards will be fully vested at the effective time. The portion of such consideration in the form of MDA common shares will otherwise remain subject to substantially the same vesting and other terms and conditions as were applicable to such restricted stock unit immediately before the effective time. Assuming that the merger was completed on May 25, 2017, the estimated aggregate amount that would be payable to DigitalGlobe’s executive officers as a group for their DigitalGlobe unvested time-based restricted stock units is $6,663,755 in cash and 119,262 MDA common shares, and the estimated aggregate amount that would be payable to DigitalGlobe’s non-employee directors as a group for their DigitalGlobe unvested time-based restricted stock units is $111,458 in cash and 1,995 MDA common shares.

•

Each of DigitalGlobe’s executive officers is party to either an employment agreement or severance protection agreement that provides for severance benefits in the event of certain qualifying terminations of employment. In addition, the award agreement for each DigitalGlobe unvested time-

based restricted stock unit provides for accelerated vesting in the event of certain qualifying terminations of service or employment. The estimated aggregate amount that would be payable to DigitalGlobe’s executive officers as a group under their respective employment agreement and severance protection agreements, assuming that the merger was completed on May 25, 2017 and their employment was terminated on that date in circumstances entitling them to severance benefits under their arrangements, is approximately $10,473,000 (not including the value of accelerated equity awards as disclosed above and below). These amounts are determined using the assumptions set forth in the section entitled “The Merger Proposal—Interests of DigitalGlobe’s Directors and Executive Officers in the Merger—Quantification of Payments and Benefits to DigitalGlobe’s Named Executive Officers” below. In addition, if the employment or service, as the case may be, of DigitalGlobe’s executive officers and non-employee directors was terminated at that time under circumstances entitling them to severance benefits under their respective employment and severance protection agreements, or pursuant to the terms of the applicable award, then the MDA common shares payable with respect to the DigitalGlobe unvested time-based restricted stock units held by the executive officers and non-employee directors, as described above, would also vest at that time.

•	Under the merger agreement, DigitalGlobe’s directors and executive officers are entitled to continued indemnification and insurance coverage, and “gross up” payments in the event Section 7874 of the Code applies in connection with the merger and, as a result, any excise tax is payable by any of DigitalGlobe’s directors and executive officers pursuant to Section 4985 of the Code (which we refer to as “Section 4985”).

•	Under the merger agreement, three members of the DigitalGlobe board of directors will be appointed to the MDA board of directors and two members of the DigitalGlobe board of directors will be appointed to the Holdings board of directors.

These interests are discussed in more detail in the section entitled “The Merger Proposal—Interests of DigitalGlobe’s Directors and Executive Officers in the Merger.” The DigitalGlobe board of directors was aware of the different or additional interests described herein and considered these interests along with other matters in approving and recommending adoption of the merger agreement.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus and the other documents incorporated by reference into this proxy statement/prospectus contain or may contain “forward-looking statements” or “forward-looking information” under applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking terms such as “may,” “will,” “could,” “should,” “would,” “plan,” “potential,” “intend,” “anticipate,” “project,” “target,” “believe,” “estimate” or “expect” and other words, terms and phrases of similar nature are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are statements which are not historical fact and involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Such forward-looking statements may include, but are not limited to, statements related to:

•	the merger and the expected timing and satisfaction of conditions precedent to the closing of the merger, including among others, shareholder approvals of both MDA and DigitalGlobe, regulatory and governmental approvals and other customary closing conditions;

•	the expectation that MDA will finance the cash consideration and the merger-related expenses through the incurrence of debt as contemplated in the debt commitment letter entered into by MDA in connection with the execution of the merger agreement;

•	the impact of the merger on MDA’s earnings, credit rating, estimated enterprise value and growth rate;

•	the expectation that MDA will become an SEC registrant and have its common shares listed on the NYSE or NASDAQ in connection with the merger;

•	the expected strategic and integration opportunities and other synergies from the merger and the expected financial and other benefits therefrom;

•	the future composition of MDA’s management team and directors and those of its subsidiaries;

•	the future growth opportunities, expected earnings, expected capital expenditures, future financing requirements and estimated future dividends;

•	the expectation that MDA and its subsidiaries will remain compliant with debt covenants and other contractual obligations; and

•	the expected timeline for MDA to fully implement its plan to domicile the ultimate parent of DigitalGlobe in the United States by the end of 2019 and the expected benefits therefrom.

Forward-looking statements in this proxy statement/prospectus are based on certain key expectations and assumptions made by MDA and DigitalGlobe. Although the management of each of MDA and DigitalGlobe believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because MDA and DigitalGlobe can give no assurance that they will prove to be correct. Additionally, forward-looking statements are subject to various risks and uncertainties which could cause actual results and experience to differ materially from the anticipated results or expectations expressed in this proxy statement/prospectus. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include, without limitation, the risks and uncertainties set forth under the section entitled “Risk Factors,” which are incorporated herein by reference. Some of the key risks and uncertainties include statements related to:

•	changes in government priorities, mandates, policies, funding levels, contracts, laws and regulations, including the grant and maintenance of security clearances, loss or reduction in scope of any of MDA’s or DigitalGlobe’s contracts, or decisions by customers not to exercise renewal options;

•	growth in the businesses of MDA’s and DigitalGlobe’s customers and the ability of MDA’s or DigitalGlobe’s customers to develop new services;

•	inherent risks of performance on firm fixed price construction contracts and termination of contracts by customers for convenience;

•	decrease in demand for MDA’s or DigitalGlobe’s products and services;

•	failure to maintain technological advances and offer new products to retain customers and market position;

•	reliance on a limited number of vendors to provide certain key products or services;

•	breach of MDA’s or DigitalGlobe’s system security measures or loss of Holdings’, a subsidiary of Holdings’ or DigitalGlobe’s secure facility clearance and accreditation;

•	the loss or damage to MDA’s or DigitalGlobe’s satellites and/or partial or complete satellite failure;

•	delays in the construction and launch of any of MDA’s or DigitalGlobe’s customers’ satellites;

•	the achievement of performance criteria and continued performance of MDA’s or DigitalGlobe’s customers’ satellites;

•	potential for product liability or the occurrence of defects in products or systems and resulting loss of revenue and harm to MDA’s or DigitalGlobe’s reputation;

•	detrimental reliance on third parties for data;

•	increased competition that may reduce MDA’s or DigitalGlobe’s market share or cause MDA or DigitalGlobe to lower its prices;

•	changes in political or economic conditions, including fluctuations in the value of foreign currencies, interest rates, energy and commodity prices, trade laws and the effects of governmental initiatives to manage economic conditions;

•	general business and economic conditions in Canada, the U.S. and other countries in which MDA or DigitalGlobe conduct business;

•	MDA’s or DigitalGlobe’s ability to recruit, hire or retain key employees or a highly skilled and diverse workforce and the potential for work stoppages;

•	failure to obtain or maintain required regulatory approvals and licenses;

•	failure to comply with environmental regulations;

•	changes in U.S., Canadian or foreign law or regulation that may limit MDA’s or DigitalGlobe’s ability to distribute products and services;

•	changes in U.S., Canadian or foreign tax laws;

•	failure of third party subcontractors to complete contracts;

•	changes in estimates of total revenues and costs on contracts;

•	quality issues and failure of systems to meet performance requirements;

•	failure of MDA or DigitalGlobe to manage contracts, indemnities and related risks;

•	dependence on electronic systems and data and system security threats;

•	potential infringement of the intellectual property rights of others and inadequate protection of MDA’s or DigitalGlobe’s intellectual property rights;

•	insufficient insurance against material claims or losses; and

•	exposure to fines and/or legal sanctions under any laws.

Additionally, there are also key risks and uncertainties that are inherent in the nature of the merger, including:

•	fluctuation in value of the merger consideration;

•	the impact of the announcement and pendency of the merger on MDA’s and DigitalGlobe’s businesses, results of operations, and financial conditions;

•	the risks related to MDA and DigitalGlobe being restricted in their business activities while the merger agreement is in effect;

•	risks regarding the integration of the two companies and that not all anticipated synergies or cost savings will be fully realized;

•	success in retaining the services of executives, key personnel and other employees that MDA needs to realize all of the anticipated benefits of the merger; and

•	failure to obtain required shareholder, regulatory, stock exchange and other third party approvals in a timely manner or on conditions acceptable to the parties or the failure to satisfy other customary closing conditions or the failure of the merger to be completed for any other reason (or to be completed in a timely manner).

The foregoing lists are not intended to be exhaustive and there may be other key risks that are not listed above that are not presently known to MDA or that MDA currently deems immaterial. Should one or more of these or other risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may vary in material respects from those expressed or implied by the forward-looking statements contained in this proxy statement/prospectus. As a result of the foregoing, readers should not place undue reliance on the forward-looking statements contained in this proxy statement/prospectus.

The forward-looking statements contained in this proxy statement/prospectus are expressly qualified in their entirety by the foregoing cautionary statements. All such forward-looking statements are based upon data available as of the date of this proxy statement/prospectus or other specified date and speak only as of such date. Each of MDA and DigitalGlobe disclaims any intention or obligation to update or revise any forward-looking statements in this proxy statement/prospectus as a result of new information or future events, except as may be required under applicable securities law.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF DIGITALGLOBE

The following selected historical consolidated financial data prepared in accordance with U.S. GAAP is derived from (1) DigitalGlobe’s audited consolidated financial statements for the years ended December 31, 2016 and 2015 and DigitalGlobe’s consolidated financial statements for the years ended December 31, 2014, 2013 and 2012 and (2) DigitalGlobe’s unaudited consolidated financial statements for the three months ended March 31, 2017 and 2016. The information set forth below is only a summary that you should read together with the historical audited consolidated financial statements of DigitalGlobe and the related notes, as well as the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in DigitalGlobe’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and Quarterly Report on Form 10-Q for the three months ended March 31, 2017, that DigitalGlobe previously filed with the SEC and that are incorporated by reference into this proxy statement/prospectus. Historical results are not necessarily indicative of any results to be expected in the future. For more information, see the section entitled “Where You Can Find Additional Information.”

Summary Financial Data

	For the Three Months Ended March 31,		For the Year Ended December 31,
(U.S. dollars in millions; except per-share amounts)	2017	2016	2016	2015	2014	2013(1)	2012
Revenue	$209.7	$175.4	$725.4	$702.4	$654.6	612.7	$421.4
Income (loss) from operations	5.5	20.6	102.1	60.8	31.9	(84.8)	76.0
Net (loss) income	(2.2)	8.6	26.5	23.3	18.5	(68.3)	39.0
Net (loss) income available to common shareholders	(3.2)	7.3	21.5	18.5	13.9	(71.9)	39.0
(Loss) earnings per share
Basic	$(0.05)	$0.11	$0.34	$0.26	$0.19	$(1.00)	$0.85
Diluted	$(0.05)	$0.11	$0.34	$0.26	$0.18	$(1.00)	$0.84
Total Assets(3)(4)	2,936.6	2,842.2	3,009.9	2,913.2	3,047.1	3,131.6	1,533.3
Long-term debt, including current portion(4)	1,252.9	1,109.9	1,289.3	1,109.9	1,113.6	1,114.3	483.3
Other long-term obligations(2)(3)	157.4	131.3	158.8	122.6	87.3	76.9	14.4
Stockholders’ equity	1,173.8	1,195.3	1,172.9	1,248.1	1,353.5	1,383.3	539.4

(1)	On January 31, 2013, DigitalGlobe completed its acquisition of 100% of the outstanding common stock of GeoEye, Inc., a provider of geospatial intelligence solutions. The results of GeoEye Inc.’s operations were included in DigitalGlobe’s consolidated financial statements beginning on the acquisition date.
(2)	Other long-term obligations include deferred income taxes, net and other liabilities.
(3)	Amounts differ from prior year presentation due to DigitalGlobe’s adoption of ASU 2015 – 17, Balance Sheet Classification of Deferred Taxes. For further detail, refer to Note 2, “Summary of Significant Accounting Policies and Recent Accounting Pronouncements,” of the Notes to the Consolidated Financial Statements included in Item 8 of DigitalGlobe’s Form 10-K for the fiscal year 2016 filed with the SEC on February 27, 2017.
(4)	Amounts differ from prior year presentation due to DigitalGlobe’s adoption in 2015 of ASU 2015 – 03, Simplifying the Presentation of Debt Issuance Costs, which requires debt issuance costs to be presented as a direct deduction from the associated debt liability.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF MDA

The following tables present selected historical consolidated financial data for MDA as of and for the three months ended March 2017 and 2016 and for the years ended December 31, 2016, 2015, 2014, 2013 and 2012. The balance sheet data as of December 31, 2016 and 2015, the statement of earnings data and the statements of cash flows data for the years ended December 31, 2016, 2015 and 2014 have been derived from MDA’s audited historical consolidated financial statements, which were audited by KPMG LLP, an independent registered public accounting firm, and which are included elsewhere in this proxy statement/prospectus. The balance sheet data as of December 31, 2014, 2013 and 2012, the statement of earnings data and the statements of cash flows data for the years ended December 31, 2013 and 2012 have been derived from MDA’s audited historical consolidated financial statements not included in this proxy statement/prospectus. The balance sheet data as of March 31, 2017 and the statement of cash flows for the three months ended March 31, 2017 and 2016 have been derived from MDA’s unaudited consolidated financial statements, which are included elsewhere in this proxy statement/prospectus.

You should read the following summary consolidated financial and other data in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of MDA” and MDA’s consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus. Historical results are not necessarily indicative of future results. MDA’s financial statements have been prepared in accordance with IFRS.

Consolidated Statement of Earnings Data:

	Three months ended March 31,		Year Ended December 31,
	2017	2016	2016	2015	2014	2013	2012
	(in millions of Canadian dollars, except per share amounts)
Revenue	$494.3	$562.4	$2,063.8	$2,117.4	$2,098.8	$1,819.0	$879.9
Expenses:
Direct costs, selling, general and administration	410.6	468.2	1,708.6	1,754.3	1,737.7	1,505.3	679.3
Depreciation and amortization	25.1	26.0	102.6	99.6	82.3	76.9	23.8
Foreign exchange loss (gain)	(0.2)	(2.5)	4.7	3.6	11.4	14.3	(5.6)
Share-based compensation expense	6.5	3.9	19.3	14.1	49.4	80.2	25.2

Operating Income	52.3	66.8	228.6	245.8	218.0	142.3	157.2
Other (income) expenses net	25.0	4.8	7.8	12.9	99.3	(35.3)	17.2
Finance charges (net)	14.0	12.9	49.4	46.4	34.1	49.1	10.5
Income tax expense	7.5	8.4	31.8	43.7	37.5	23.5	45.6

Net earnings (attributed to common equity shareholders)	5.9	40.7	139.6	142.8	47.1	105.0	83.9

Earnings per common share
Basic	$0.16	$1.12	$3.84	$3.94	$1.31	$3.00	$2.63
Diluted	0.15	1.10	3.74	3.84	1.31	3.00	2.63
Dividends declared per common share	0.37	0.37	1.48	1.48	1.30	1.30	1.30

Consolidated Balance Sheet Data:

	As of March 31,	As of December 31,
	2017	2016	2015	2014	2013	2012
	(in millions of Canadian dollars)
Total current assets	831.3	$901.8	$1,065.0	$858.0	$724.2	$635.9
Total assets	3,367.4	3,438.9	3,611.0	2,981.4	2,584.2	2,362.4
Total current liabilities	786.9	1,046.4	1,090.9	1,086.6	1,024.8	912.6
Working capital (deficit)	44.4	(144.6)	(25.9)	(228.6)	(300.6)	(276.7)
Long-term debt, (excluding current portion)	877.2	669.8	983.6	713.1	522.9	799.5
Total shareholders’ equity	1,145.2	1,158.7	1,107.7	804.0	796.2	266.8

Consolidated Statements of Cash Flows:

	Three months ended March 31,		Year Ended December 31,
	2017	2016	2016	2015	2014	2013	2012
	(in millions of Canadian dollars)
Net cash provided by (used in):
Operating activities	(25.2)	(0.2)	$172.8	$135.2	$78.2	$152.4	$147.4
Investing activities	(33.0)	(24.3)	(132.3)	(105.5)	(135.8)	(30.8)	(925.0)
Financing activities	49.5	5.9	(84.2)	(11.7)	21.6	(94.7)	583.2
Capital expenditures (included in investing activities above)	(34.1)	24.2	(133.4)	(80.4)	(92.7)	(63.3)	(25.0)

SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

The following selected unaudited pro forma combined financial data gives effect to the merger, for purposes of the unaudited pro forma condensed combined balance sheet data as if it had occurred on March 31, 2017, and for purposes of the unaudited pro forma condensed combined statement of earnings data as if the merger had occurred on January 1, 2016. The selected unaudited pro forma combined financial data have been derived from, and should be read in conjunction with, the more detailed unaudited pro forma condensed combined financial statements included elsewhere in this proxy statement/prospectus. In addition, the unaudited pro forma condensed combined financial statements should be read in conjunction with: (i) the historical unaudited condensed consolidated and historical audited consolidated financial statements of MDA for the three months ended March 31, 2017 and as at and for the year ended December 31, 2016, respectively, and the related notes thereto and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of MDA” contained elsewhere in this proxy statement/prospectus for three months ended March 31, 2017 and the year ended December 31, 2016, respectively, and (ii) the historical unaudited condensed consolidated and historical audited consolidated financial statements of DigitalGlobe for the three months ended March 31, 2017 and as of and for the year ended December 31, 2016, respectively, and the related notes thereto and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in DigitalGlobe’s quarterly report on Form 10-Q for the three months ended March 31, 2017 and annual report on Form 10-K for the year ended December 31, 2016, respectively, and incorporated by reference into this proxy statement/prospectus.

The selected unaudited pro forma combined financial data have been prepared for illustrative purposes only and are not necessarily indicative of the operating results or financial condition that would have been achieved if the merger had been completed on the dates or for the periods presented, nor do they purport to project the results of operations or financial position of the combined entities for any future period or as of any future date. The selected pro forma combined financial data may not be useful in predicting the future financial condition and results of operations of the combined company. The actual financial position and results of operations may differ significantly from the pro forma amounts presented. Also, as explained in more detail in the accompanying notes to the unaudited pro forma condensed combined financial statements, the preliminary fair values of assets acquired and liabilities assumed reflected in the selected pro forma combined financial data are subject to adjustment and may vary materially from the fair values that will be recorded upon completion of the merger. Similarly, the pro forma adjustments are preliminary, and may differ from the actual adjustments to the consolidated financial statements of MDA upon the closing of the merger.

	Three months ended March 31, 2017	Year ended December 31, 2016
	(C$ millions)	(C$ millions)
Pro forma combined statement of earnings data
IFRS measures:
Consolidated revenues	785.1	3,079.3
Earnings before interest and taxes	73.0	349.9
Net earnings	3.0	82.2
Diluted earnings per share	0.05	1.42

Non-IFRS measures:
Adjusted operating EBITDA	259.1	994.4
Adjusted operating earnings	97.0	397.9
Adjusted operating earnings per share	1.67	6.86

As at March 31, 2017
(C$ millions)
Pro forma combined balance sheet data
Total assets	8,650.9
Total long-term debt (including current portion)	4,207.7
Total shareholders’ equity	2,336.5

Non-IFRS measures

In addition to results reported in accordance with IFRS, MDA uses certain non-IFRS financial measures as supplemental indicators of its financial and operating performance. These non-IFRS financial measures include adjusted operating earnings, adjusted operating earnings per share and adjusted operating EBITDA. MDA believes these supplementary financial measures reflect MDA’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of trends in its business.

MDA defines operating earnings as net earnings excluding the impact of specified items affecting comparability, including, where applicable, non-operational income and expenses, amortization of acquisition related intangible assets, share-based compensation, and other gains and losses. The use of the term “non-operational income and expenses” is defined by MDA as those items or income and expenses that do not impact operating decisions taken by MDA’s management and is based upon the way MDA’s management evaluates the performance of MDA’s business for use in MDA’s internal management reports. For the pro forma financial results, adjusted operating earnings also excludes the impact of specified items from DigitalGlobe’s net earnings including stock-based compensation expense, certain restructuring and re-engineering costs (classified as enterprise improvement costs in the tables below), joint venture losses, acquisition costs and loss from extinguishment of debt. Income tax expense on adjusted operating earnings is computed using the substantively enacted income tax rate, adjusted to account for the specified items affecting comparability such as non-deductible expenses and the recognition of deferred tax assets. Adjusted operating earnings per share is calculated using diluted weighted average shares outstanding and does not represent actual earnings per share attributable to shareholders.

MDA defines adjusted operating EBITDA as earnings before interest, taxes, depreciation and amortization, and adjusted for certain corporate expenses and items affecting comparability as specified in the calculation of adjusted operating earnings. Adjusted operating EBITDA is presented on a basis consistent with MDA’s internal management reports. MDA discloses adjusted operating EBITDA to capture the profitability of its business before the impact of items not considered in management’s evaluation of operating unit performance.

Adjusted operating earnings, adjusted operating earnings per share and adjusted operating EBITDA do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. MDA cautions readers to consider these non-IFRS financial measures in addition to, and not as an alternative for, measures calculated in accordance with IFRS.

The following table reconciles, on a pro forma basis, net earnings to adjusted operating earnings for the three months ended March 31, 2017 and for the fiscal year ended December 31, 2016:

	Three months ended March 31, 2017	Year ended December 31, 2016
	(C$ millions)
Net earnings	3.0	82.2
Share-based compensation expense	15.2	44.5
Amortization of acquisition related intangible assets	65.0	248.9
Enterprise improvement costs	14.7	21.2
Acquisition related expense	0.1	1.3
Executive compensation settlement	—	3.0
Foreign exchange differences	(0.1)	3.7
Joint venture losses	—	5.1
Loss from extinguishment of debt	0.7	47.6
Income tax expense adjustment	(1.6)	(59.6)

Adjusted operating earnings	97.0	397.9

Diluted adjusted operating earnings per share	1.67	6.86

The following table reconciles, on a pro forma basis, net earnings to EBITDA and adjusted operating EBITDA for the three months ended March 31, 2017 and for the fiscal year ended December 31, 2016:

	Three months ended March 31, 2017	Year ended December 31, 2016
Net earnings	3.0	82.2
Depreciation and amortization	133.2	536.7
Net finance expense	61.3	195.7
Income tax expense	8.0	19.2

EBITDA	205.5	833.8
Corporate expense	23.0	34.2
Share-based compensation expense	15.2	44.5
Enterprise improvement costs	14.7	21.2
Acquisition related expense	0.1	1.3
Executive compensation settlement	—	3.0
Foreign exchange differences	(0.1)	3.7
Joint venture losses	—	5.1
Loss from extinguishment of debt	0.7	47.6

Adjusted operating EBITDA	259.1	994.4

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

MDA common shares are currently listed on the TSX under the symbol “MDA” and DigitalGlobe common stock is currently listed on the NYSE under the ticker symbol “DGI.”

The table below sets forth, for the periods indicated, the per share high and low sales prices for MDA common shares as reported on the TSX and for DigitalGlobe common stock as reported on the NYSE.

	MDA Common Shares TSX		DGI Common Stock NYSE
	High	Low	High	Low
	(in C$)		(in US$)
Annual information for the past five calendar years
2016	92.92	64.04	33.05	11.80
2015	101.42	70.55	35.91	12.41
2014	95.63	74.66	43.13	23.85
2013	85.30	55.41	42.42	24.62
2012	61.74	39.64	27.00	11.61
Quarterly information for the past two years and subsequent quarters
2017
First Quarter	75.58	63.52	35.95	27.60
2016
Fourth Quarter	80.28	64.04	33.05	23.95
Third Quarter	90.23	79.26	28.33	20.85
Second Quarter	92.92	80.64	23.20	16.58
First Quarter	91.55	80.47	18.21	11.80
2015
Fourth Quarter	86.77	71.61	22.22	12.41
Third Quarter	91.71	70.55	28.32	17.78
Second Quarter	100.63	89.83	35.70	27.59
First Quarter	101.42	89.86	35.91	26.85
Monthly information for the most recent six months
May 2017*	67.40	61.80	32.50	30.80
April 2017	71.68	67.11	33.80	32.00
March 2017	71.05	64.92	32.90	31.30
February 2017	75.03	63.52	35.95	27.95
January 2017	75.58	66.05	30.40	27.60
December 2016	70.40	64.04	32.70	28.45
November 2016	77.00	69.52	33.05	24.25

*	Through May 25, 2017.

The above table shows only historical data. The data may not provide meaningful information to DigitalGlobe shareowners in determining whether to approve the merger. DigitalGlobe shareowners are urged to obtain current market quotations for DigitalGlobe common stock and to review carefully the other information contained in, or incorporated by reference into, this proxy statement/prospectus, when considering whether to approve the merger. See the section entitled “Where You Can Find Additional Information” for further information.

The following table presents the closing price per share of MDA common shares on the TSX and of DigitalGlobe common stock on the NYSE on (a) February 16, 2017, the last full trading day prior to media reports that DigitalGlobe and MDA were in merger discussions, (b) February 23, 2017, the last trading day prior to the date of public announcement of the execution of the merger agreement and (c)                 , 2017, the last practicable trading day prior to the mailing of this proxy statement/prospectus. This table also shows the implied value of the merger consideration payable for each share of DigitalGlobe common stock on the relevant date. The implied value of the merger consideration represents the sum of US $17.50, the cash portion of the merger consideration, plus the stock portion of the merger consideration, based upon the product of the exchange ratio of 0.3132 and the closing price of MDA common shares on the TSX as of the applicable date (converted to U.S. dollars based on the Bank of Canada’s closing Canadian dollar-to-U.S. dollar exchange rate on the applicable date except as otherwise noted).

Date	MDA Common Shares TSX	DGI Common Stock NYSE	Implied per share value of merger consideration
	(C$)	(US$)	(US$)
February 16, 2017	$73.40	$29.60	$35.00	(1)
February 23, 2017	$69.00	$34.05	$33.98
, 2017	$	$	$

(1)	Converted to U.S. dollars based on the Bank of Canada’s closing Canadian dollar-to-U.S. dollar exchange rate on February 21, 2017.

DigitalGlobe shareowners will not receive the merger consideration until the merger is completed, which may be a substantial period of time after the special meeting. There can be no assurance as to the trading prices of MDA common shares at the time of the closing of the merger. The market prices of MDA common shares and DigitalGlobe common stock and the Canadian dollar-to-U.S. dollar exchange rate are likely to fluctuate prior to consummation of the merger and cannot be predicted. We urge you to obtain current market quotations for both MDA common shares and DigitalGlobe common stock and the Canadian dollar-to-U.S. dollar exchange rate.

The table below sets forth the dividends declared per MDA common share and the dividends declared per share of DigitalGlobe common stock for the periods indicated.

	MDA	DGI(1)
	(C$)	(US$)
Three Months Ended June 30, 2017	0.37	0.00
Three Months Ended March 31, 2017	0.37	0.00
Year Ended December 31,
2016	1.48	0.00
2015	1.48	0.00
2014	1.30	0.00
2013	1.30	0.00
2012	1.30	0.00

(1)	DigitalGlobe has not declared or paid any cash dividends on its common stock since inception.

UNAUDITED COMPARATIVE PER SHARE DATA

The following tables present, as of the dates and for the periods indicated, selected historical unaudited pro forma condensed combined financial information per share of MDA common shares and DigitalGlobe common stock. You should read this information in conjunction with, and the information is qualified in its entirety by (a) the consolidated financial statements of MDA and notes thereto included elsewhere in this proxy statement/prospectus, (b) the consolidated financial statements of DigitalGlobe and notes thereto incorporated by reference into this proxy statement/prospectus, and (c) the financial information contained in the “Unaudited Pro Forma Condensed Combined Financial Statements” and notes thereto included elsewhere in this proxy statement/prospectus. For information about the filings incorporated by reference in this proxy statement/prospectus, see the section entitled “Where You Can Find Additional Information.”

The following pro forma information has been prepared in accordance with IFRS. It does not reflect cost savings, synergies or certain other adjustments that may result from the merger. This information is presented for illustrative purposes only. You should not rely on the pro forma combined or equivalent pro forma amounts as they are not necessarily indicative of the operating results or financial position that would have occurred if the merger had been completed as of the dates indicated, nor are they necessarily indicative of the future operating results or financial position of the combined company. The pro forma information, although helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected cost savings, opportunities to earn additional revenue, the impact of restructuring and merger-related costs, or other factors that may result as a consequence of the merger and, accordingly, does not attempt to predict or suggest future results.

The following tables assume the issuance of approximately 21.5 million MDA common shares in connection with the merger, which is the number of shares issuable by MDA in connection with the merger assuming the merger was completed on May 25, 2017. As discussed in this proxy statement/prospectus, the actual number of MDA common shares issuable in the merger will be adjusted based on the number of shares of DigitalGlobe common stock, shares of DigitalGlobe preferred stock, DigitalGlobe options and DigitalGlobe RSUs outstanding immediately prior to the effective time. The pro forma data in the tables assume that the merger occurred on January 1, 2016 for income statement purposes and on March 31, 2017 for balance sheet purposes, and that the merger is accounted for as a business combination applying the acquisition method of accounting with MDA as the acquirer.

MDA COMMON SHARES	Three Months Ended March 31, 2017 (C$)	Year Ended December 31, 2016 (C$)
Basic earnings per common share
Historical	$0.16	$3.84
Pro forma combined	$0.05	$1.42
Diluted earnings per common share
Historical	$0.15	$3.74
Pro forma combined	$0.05	$1.36
Dividends per common share
Historical	$0.37	$1.48
Pro forma combined	$0.37	$1.48
Book value per common share at period end
Historical	$31.45	$31.85
Pro forma combined	$40.35	$43.02

The unaudited equivalent pro forma per share combined information for DigitalGlobe set forth below shows the effect of the merger from the perspective of a DigitalGlobe shareowner. The information was calculated by multiplying the unaudited pro forma combined per share data for MDA common shares (converted into U.S. dollars using the Bank of Canada’s annual average Canadian dollar-to-U.S. dollar exchange rate for the year ended December 31, 2016 and average Canadian dollar-to-U.S. dollar exchange rate for the three months ended March 31, 2017, except for book value per common share, converted into U.S. dollars using the Bank of Canada’s closing Canadian dollar-to-U.S. dollar exchange rate on March 31, 2017 and December 30, 2016) by the exchange ratio of 0.3132. The exchange ratio does not include the US $17.50 in cash portion of the merger consideration.

DIGITALGLOBE COMMON STOCK	Three Months Ended March 31, 2017 (US$)	Year Ended December 31, 2016 (US$)
Basic earnings per common share
Historical	$(0.05)	$0.34
Equivalent pro forma combined	$0.01	$0.34
Diluted earnings per common share
Historical	$(0.05)	$0.34
Equivalent pro forma combined	$0.01	$0.32
Dividends per common share
Historical	$0.00	$0.00
Equivalent pro forma combined	$0.09	$0.35
Book value per common share at period end
Historical	$18.93	$19.10
Equivalent pro forma combined	$9.49	$10.04

RISK FACTORS

You should consider carefully the following risk factors, as well as the other information set forth in and incorporated by reference into this proxy statement/prospectus, before making a decision on the merger proposal or the other proposals presented. As a MDA shareholder following completion of the merger, you will be subject to all risks inherent in the business of MDA in addition to the risks relating to DigitalGlobe. The market value of your MDA common shares will reflect the performance of the business relative to, among other things, that of the competitors of MDA and DigitalGlobe and general economic, market and industry conditions. The value of your investment may increase or may decline and could result in a loss. You should carefully consider the following factors as well as the other information contained in and incorporated by reference into this proxy statement/prospectus. For information about the filings incorporated by reference in this proxy statement/prospectus, see the section entitled “Where You Can Find Additional Information.”

Risks Relating to the Merger

Because the market value of MDA common shares that DigitalGlobe shareowners will receive in the merger may fluctuate, DigitalGlobe shareowners cannot be sure of the market value of the stock portion of the consideration that they will receive in the merger.

The stock portion of the merger consideration that DigitalGlobe shareowners will receive upon completion of the merger is a fixed number of MDA common shares, not a number of shares that will be determined based on a fixed market value. The market value of MDA common shares, the exchange rate between the Canadian dollar and the U.S. dollar and the market value of the common stock of DigitalGlobe at the effective time may vary significantly from their respective values on the date that the merger agreement was executed or at other dates, such as the date of this proxy statement/prospectus or the date of the special meeting. Stock price changes may result from a variety of factors, including, among others, changes in MDA’s or DigitalGlobe’s respective businesses, operations or prospects, regulatory considerations, and general business, market, industry or economic conditions. The exchange ratio relating to the stock portion of the merger consideration will not be adjusted to reflect any changes in the market value of MDA common shares, the comparative value of the Canadian dollar and U.S. dollar or market value of the DigitalGlobe common stock. Therefore, the aggregate market value of the MDA common shares that a DigitalGlobe shareowner is entitled to receive at the time that the merger is completed could vary significantly from the value of such shares on the date of this proxy statement/prospectus or the date of the special meeting and, at the time of the special meeting, DigitalGlobe shareowners will not necessarily know or be able to calculate the total value of the merger consideration they would receive upon completion of the merger. Neither DigitalGlobe nor MDA is permitted to terminate the merger agreement solely because of changes in currency exchange rates or in the market prices of either shares of DigitalGlobe common stock or MDA common shares.

Upon completion of the merger, DigitalGlobe shareowners will become MDA shareholders, and the market price for MDA common shares may be affected by factors different from those that historically have affected DigitalGlobe.

Upon completion of the merger, DigitalGlobe shareowners will become MDA shareholders. MDA’s businesses differ from those of DigitalGlobe, and accordingly, the results of operations of MDA will be affected by some factors that are different from those currently affecting the results of operations of DigitalGlobe. The market price of MDA common shares may fluctuate significantly following consummation of the merger and DigitalGlobe shareowners could lose the value of their investment in MDA common shares. In addition, the stock market has experienced significant price and volume fluctuations in recent times which could have a material adverse effect on the market for, or liquidity of, the MDA common shares, regardless of MDA’s actual operating performance. For a discussion of the business of MDA and of some important factors to consider in connection with MDA’s business, see the sections entitled “Additional Information about MDA” and “Risk Factors—Risks Related to MDA’s Business.” For a discussion of the business of DigitalGlobe and of some important factors to consider in connection with DigitalGlobe’s business, see the documents incorporated by reference in this proxy statement/prospectus and referred to in the section entitled “Where You Can Find Additional Information.”

Certain rights of DigitalGlobe shareowners will change as a result of the merger.

Upon completion of the merger, DigitalGlobe shareowners will no longer be shareowners of DigitalGlobe, a Delaware corporation, but will be shareholders of MDA, a British Columbia corporation. There will be certain differences between your current rights as a DigitalGlobe shareowner, on the one hand, and the rights to which you will be entitled as a MDA shareholder, on the other hand. These differences include, but are not limited to the following:

•	MDA is authorized to issue an unlimited number of common shares;

•	voting at a meeting of shareholders may be conducted by a show of hands, without respect to the number of shares held by each such shareholder, unless a poll is directed by the chairperson or demanded by a shareholder entitled to vote;

•	MDA’s articles provide that, subject to special rights and restrictions attached to any class or series of shares, a quorum of shareholders is constituted by two persons who are, or represent by proxy, shareholders holding at least 25% of the issued shares entitled to be voted;

•	MDA has in place a Shareholders Rights Plan Agreement dated January 8, 2008 between MDA and Computershare Investor Services Inc., as rights agent; and

•	as MDA is governed by the BCA rather than the DGCL, and MDA is not subject to an anti-takeover statute comparable to Section 203 of the DGCL, to which DigitalGlobe is subject.

For a more detailed discussion of the differences in the rights of DigitalGlobe shareowners and MDA shareholders, see the section entitled “Comparison of Rights of MDA Shareholders and DigitalGlobe shareowners.”

There is no assurance when or if the merger will be completed.

The completion of the merger is subject to the satisfaction or waiver of a number of conditions as set forth in the merger agreement, including, among others, (a) the approval and adoption of the merger agreement by the DigitalGlobe shareowners holding a majority in voting power of the outstanding shares of DigitalGlobe common stock and DigitalGlobe preferred stock (on an as-converted to DigitalGlobe common stock basis), voting together as a single class, and entitled to vote at the special meeting; (b) the approval of the issuance of MDA common shares in connection with the merger by a majority of the votes cast on such matter at the MDA meeting; (c) expiration or termination of the applicable waiting period under the HSR Act; (d) receipt of an approval from the CFIUS; (e) receipt of other regulatory approvals; (f) the absence of any law or action taken by any governmental entity of competent jurisdiction (whether temporary, preliminary or permanent) which restrains, precludes, enjoins or otherwise prohibits the consummation of the merger or makes the merger illegal; (g) the SEC declaring effective the registration statement on Form F-4 under the U.S. Securities Act of which this proxy statement/prospectus is a part; (h) the conditional approval or authorization, as applicable, for listing on the TSX and either the NYSE or NASDAQ of the MDA common shares issuable in connection with the merger; (i) receipt by each of MDA and DigitalGlobe of a tax opinion from an outside tax advisor or legal counsel regarding certain aspects of the transaction; (j) the accuracy of the representations and warranties contained in the merger agreement (subject to specified materiality qualifiers); (k) compliance with the covenants and agreements in the merger agreement in all material respects; and (l) no material adverse effect on either DigitalGlobe or MDA having occurred. The closing of the merger is not subject to a financing condition. There can be no assurance as to when these conditions will be satisfied or waived, if at all, or that other events will not intervene to delay or result in the failure to close the proposed merger.

DigitalGlobe and MDA have made various filings and submissions and are pursuing all required consents, orders and approvals in accordance with the merger agreement. No assurance can be given that the required consents, orders and approvals will be obtained or that the required conditions to closing will be satisfied. Even if all such consents, orders and approvals are obtained and such conditions are satisfied, no assurance can be given as to the terms, conditions and timing of such consents, orders and approvals. For example, these consents, orders and approvals may impose conditions on or require divestitures relating to the divisions, operations or assets of DigitalGlobe and MDA or may impose requirements, limitations or costs or place restrictions on the conduct of DigitalGlobe’s or MDA’s business, and if such consents, orders and approvals require an extended period of time to be obtained, such extended period of time could increase the chance that an adverse event occurs with respect to DigitalGlobe or MDA. Such extended period of time also may increase the chance that other adverse effects with respect to DigitalGlobe or MDA could occur, such as the loss of key personnel. Under the merger agreement, neither MDA nor any of its subsidiaries (including Holdings and Merger Sub) will be required to, as a condition to obtaining any required approval or resolving any objection of any governmental entity, offer or accept, or agree, commit to agree or consent to, any “Extraordinary Condition,” as defined below under “The Merger Proposal—Regulatory Approvals Required for the Merger.” Each party’s obligation to complete the merger is also subject to the accuracy of the representations and warranties of the other party (subject to specified materiality qualifiers) and the performance in all material respects of the other party’s covenants under the merger agreement. In addition, if the merger is not completed by 5:00 p.m. Eastern Time on December 7, 2017, either DigitalGlobe or Holdings may choose to terminate the merger agreement. DigitalGlobe or Holdings may elect to terminate the merger agreement in certain other circumstances, and DigitalGlobe and MDA can mutually decide to terminate the merger agreement at any time prior to the effective time, before or after the approval by the DigitalGlobe shareowners or the MDA shareholders. As a result of these conditions, DigitalGlobe and MDA cannot provide assurance that the merger will be completed on the terms or timeline currently contemplated, or at all. For more information, see the sections entitled “The Merger Proposal—Regulatory Approvals Required for the Merger,” “The Merger Agreement—Conditions that Must Be Satisfied or Waived for the Merger to Occur” and “The Merger Agreement—Termination of the Merger Agreement.”

The special meeting may take place before all of the required regulatory approvals have been obtained and before all conditions to such approvals, if any, are known. Notwithstanding the foregoing, if the merger proposal is approved by DigitalGlobe shareowners, DigitalGlobe and MDA would not be required to seek further approval of DigitalGlobe shareowners, even if the conditions imposed in obtaining required regulatory approvals could have an adverse effect on DigitalGlobe or MDA either before or after completing the merger.

Following the closing of the merger, MDA may not realize all of the anticipated benefits of the merger.

MDA believes that the merger will provide benefits to MDA as described elsewhere in this proxy statement/prospectus. However, there is a risk that some or all of the expected benefits of the merger may fail to materialize, or may not occur within the time periods anticipated by MDA. The realization of such benefits may be affected by a number of factors, including tax and regulatory considerations and decisions, many of which are beyond the control of MDA and DigitalGlobe. The challenge of combining previously independent businesses makes evaluating the business and future financial prospects of MDA following the merger difficult. DigitalGlobe and MDA have operated and, until completion of the merger, will continue to operate, independently. The past financial performance of each of DigitalGlobe and MDA may not be indicative of their future financial performance. Realization of the anticipated benefits in the merger will depend, in part, on MDA’s ability to successfully integrate DigitalGlobe with MDA. The combined company will be required to devote significant management attention and resources to integrating its business practices and support functions. The diversion of management’s attention and any delays or difficulties encountered in connection with the merger and the coordination of the two companies’ operations could have an adverse effect on the business, financial results, financial condition or the share price of MDA following the merger. The coordination process may also result in additional and unforeseen expenses.

Failure to realize all of the anticipated benefits of the merger may impact the financial performance of MDA, the price of the MDA common shares and the ability of MDA to continue paying dividends on its common shares at rates consistent with current dividend guidance or at all. The declaration of dividends by MDA will be at the discretion of its board of directors, which may determine at any time to cease paying dividends, lower the dividend rate or not increase the dividend rate.

The announcement and pendency of the merger could adversely affect DigitalGlobe’s and MDA’s business, results of operations and financial condition.

The announcement and pendency of the merger could cause disruptions in and create uncertainty surrounding DigitalGlobe’s and MDA’s business, including affecting DigitalGlobe’s and MDA’s relationships with its existing and future customers, suppliers and employees, which could have an adverse effect on DigitalGlobe’s and MDA’s business, results of operations and financial condition, regardless of whether the merger is completed. In particular, DigitalGlobe and MDA could potentially lose important personnel as a result of the departure of employees who decide to pursue other opportunities in light of the merger. DigitalGlobe and MDA could also potentially lose customers or suppliers, and new customer or supplier contracts could be delayed or decreased. In addition, DigitalGlobe and MDA have expended, and continue to expend, significant management resources in an effort to complete the merger, which are being diverted from DigitalGlobe’s and MDA’s day-to-day operations.

If the merger is not completed, DigitalGlobe’s and MDA’s stock prices will likely fall to the extent that the current price of DigitalGlobe common stock and MDA common shares reflect a market assumption that the merger will be completed. In addition, the failure to complete the merger may result in negative publicity or a negative impression of DigitalGlobe and MDA in the investment community and may affect DigitalGlobe’s and MDA’s relationship with employees, customers, suppliers and other partners in the business community.

DigitalGlobe and MDA will incur substantial transaction fees and costs in connection with the merger.

DigitalGlobe and MDA have incurred and expect to incur additional material non-recurring expenses in connection with the merger and completion of the transactions contemplated by the merger agreement, including costs relating to the financing of the merger and obtaining required shareowner or shareholder, as applicable, and regulatory approvals. DigitalGlobe and MDA have incurred significant legal, advisory and financial services fees in connection with the process of negotiating and evaluating the terms of the merger. Additional significant unanticipated costs may be incurred in the course of coordinating the businesses of DigitalGlobe and MDA after completion of the merger. Even if the merger is not completed, DigitalGlobe and MDA will need to pay certain costs relating to the merger incurred prior to the date the merger was abandoned, such as legal, accounting, financial advisory, filing and printing fees. Such costs may be significant and could have an adverse effect on the parties’ future results of operations, cash flows and financial condition. In addition to its own fees and expenses, each of DigitalGlobe and MDA may be required to reimburse the other party for its reasonable out-of-pocket expenses incurred in connection with the merger agreement, subject to a cap of $10 million, in the event the DigitalGlobe shareowners or MDA shareholders, respectively, do not approve the matters required to be voted upon by DigitalGlobe shareowners or MDA shareholders, respectively, and the merger agreement is terminated.

MDA will have a substantial amount of indebtedness, which may adversely affect its cash flow and ability to operate its business.

After giving effect to the merger and the financing thereof, MDA will have a significant amount of debt. As of December 31, 2016, on a pro forma basis after giving effect to the merger and the financing plans in connection with the merger, as assumed in the unaudited pro forma condensed combined financial statements contained under the section entitled “Unaudited Pro Forma Condensed Combined Financial Information,” the consolidated indebtedness of MDA was estimated to be approximately C$4.13 billion. The expected substantial increase in the amount of indebtedness of MDA will, among other things, reduce MDA’s flexibility to respond to changing business and economic conditions and could increase MDA’s borrowing costs. In addition, the amount of cash required to service MDA’s increased indebtedness levels and thus the demands on MDA’s cash resources will be greater than the amount of cash flows required to service the indebtedness of MDA or DigitalGlobe individually prior to the merger. The increased levels of indebtedness could also reduce funds available for capital expenditures, the payment of dividends and other activities and may create competitive disadvantages for MDA relative to other companies with lower debt levels.

There can be no assurance that MDA will be able to secure the funds necessary to pay the cash portion of the merger consideration and refinance certain of DigitalGlobe’s existing indebtedness on acceptable terms, in a timely manner, or at all.

MDA intends to fund the cash portion of the merger consideration with debt financing, and also intends to refinance certain of DigitalGlobe’s existing indebtedness with debt financing. To this end, MDA has entered into the debt commitment letter for senior secured credit facilities in an aggregate principal amount of up to US$3.75 billion. However, neither MDA nor any of its subsidiaries has entered into definitive agreements for the debt financing (or any equity issuance or other financing arrangements in lieu thereof). There can be no assurance that MDA will be able to secure the debt financing pursuant to the debt commitment letter. In the event that the debt financing contemplated by the debt commitment letter is not available, other financing may not be available on acceptable terms, in a timely manner or at all. Although the merger agreement does not contain any financing conditions, if MDA is unable to secure financing for the merger, the merger may not be completed.

The definitive documentation governing the debt financing has not been finalized. However, it is expected that the definitive documentation governing the debt financing will contain various affirmative and negative covenants that impose restrictions on MDA and certain of its subsidiaries. In addition, such documentation is expected to contain financial covenants that will require MDA to maintain certain financial ratios. These covenants could limit the ability of MDA and certain subsidiaries thereof to finance their future operations and capital needs and their ability to pursue business opportunities and activities that may be in MDA’s interest. Failure to comply with these covenants could result in an event of default, which, if not cured or waived, could accelerate MDA’s repayment obligations. See the section entitled “The Merger Proposal—Financing for the Merger” for more information.

Significant demands will be placed on DigitalGlobe and MDA as a result of the merger.

As a result of the pursuit and completion of the merger, significant demands will be placed on the managerial, operational and financial personnel and systems of DigitalGlobe and MDA. The future operating results of MDA will be affected by the ability of its officers and key employees to manage changing business conditions and to implement and expand its operational and financial controls and reporting systems in response to the merger.

The unaudited pro forma condensed combined financial information of DigitalGlobe and MDA is presented for illustrative purposes only and may not be indicative of the results of operations or financial condition of MDA following the merger.

The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus has been prepared using the consolidated historical financial statements of MDA and DigitalGlobe, is presented for illustrative purposes only and should not be considered to be an indication of the results of operations or financial condition of MDA following the merger. In addition, the pro forma combined financial information included in this proxy statement/prospectus is based in part on certain assumptions regarding the merger. These assumptions may not prove to be accurate, and other factors may affect MDA’s results of operations or financial condition following the merger. Accordingly, the historical and pro forma financial information included in this proxy statement/prospectus does not necessarily represent MDA’s results of operations and financial condition had DigitalGlobe and MDA operated as a combined entity during the periods presented, or of MDA’s results of operations and financial condition following completion of the merger. MDA’s potential for future business success and operating profitability must be considered in light of the risks, uncertainties, expenses and difficulties typically encountered by recently combined companies.

In preparing the pro forma financial information contained in this proxy statement/prospectus, MDA has given effect to, among other items, the completion of the merger, the payment of the merger consideration and the indebtedness of MDA on a consolidated basis after giving effect to the merger, including the indebtedness of DigitalGlobe. The unaudited pro forma financial information does not reflect all of the costs that are expected to be incurred by DigitalGlobe and MDA in connection with the merger. For more information, see the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements,” including the notes thereto.

MDA may not have discovered undisclosed liabilities of DigitalGlobe.

In the course of the due diligence review of DigitalGlobe that MDA conducted prior to the execution of the merger agreement, MDA may not have discovered, or may have been unable to quantify, undisclosed liabilities of DigitalGlobe and its subsidiaries and MDA will not be indemnified for any of these liabilities. If DigitalGlobe has undisclosed liabilities, MDA as a successor owner may be responsible for such undisclosed liabilities. Such undisclosed liabilities could have an adverse effect on the business, results of operations, financial condition and cash flows of MDA and on the value of the MDA common shares after the consummation of the merger.

DigitalGlobe may not have discovered undisclosed liabilities of MDA.

In the course of the due diligence review of MDA that DigitalGlobe conducted prior to the execution of the merger agreement, DigitalGlobe may not have discovered, or may have been unable to quantify, undisclosed liabilities of MDA and its subsidiaries and DigitalGlobe shareowners will not be indemnified for any of these liabilities. Such undisclosed liabilities could have an adverse effect on the business, results of operations, financial condition and cash flows of MDA and on the value of the MDA common shares after the consummation of the merger.

While the merger agreement is in effect, DigitalGlobe and MDA are subject to restrictions on their business activities.

Under the merger agreement, DigitalGlobe and MDA are subject to certain restrictions on the conduct of their business and generally must operate their business in the ordinary course prior to completing the merger (unless DigitalGlobe or MDA obtains the other’s consent, as applicable, which is not to be unreasonably withheld, conditioned or delayed), which may restrict DigitalGlobe’s and MDA’s ability to exercise certain of its business strategies. These restrictions may prevent DigitalGlobe and MDA from pursuing otherwise attractive business opportunities, making certain acquisitions or making changes to DigitalGlobe’s and MDA’s businesses prior to the completion of the merger or termination of the merger agreement, as applicable. In addition, these restrictions may prevent DigitalGlobe from making certain investments, selling assets, engaging in capital expenditures in excess of certain agreed limits and incurring indebtedness prior to the completion of the merger or termination of the merger agreement, as applicable. These restrictions could have an adverse effect on DigitalGlobe’s and MDA’s business, financial results, financial condition or stock price.

In addition, the merger agreement prohibits DigitalGlobe and MDA from (a) initiating, soliciting, knowingly facilitating or knowingly encouraging, subject to certain exceptions set forth in the merger agreement, any inquiry or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an acquisition proposal, (b) engaging in, continuing or otherwise participating in any discussions with or negotiations relating to any acquisition proposal or any inquiry or indication of interest that could reasonably be expected to lead to an acquisition proposal or (c) furnishing or providing any non-public information regarding it or its subsidiaries or providing access to any of its properties, assets or employees, to any person in connection with or in response to any acquisition proposal or any proposal or offer that could reasonably be expected to lead to an acquisition proposal or inquiry or indication of interest that could reasonably be expected to lead to an acquisition proposal. DigitalGlobe may be required to pay MDA a termination fee of $85 million if the merger agreement is terminated under certain circumstances specified in the merger agreement, and MDA may be required to pay DigitalGlobe a termination fee of $85 million if the merger agreement is terminated under certain circumstances specified in the merger agreement.

These provisions may limit DigitalGlobe’s ability to pursue offers from third parties that could result in greater value to DigitalGlobe shareowners than the merger consideration. The termination fee may also discourage third parties from pursuing an alternative acquisition proposal with respect to DigitalGlobe.

If the merger agreement is terminated and DigitalGlobe determines to seek another business combination, DigitalGlobe may not be able to negotiate a transaction with another party on terms comparable to, or better than, the terms of the merger.

Possible U.S. federal income tax reform could adversely affect MDA.

The new U.S. administration and certain members of the U.S. House of Representatives have stated that one of their top legislative priorities is significant reform of the Code. Proposals by members of Congress have included, among other things, changes to U.S. federal tax rates, imposing significant additional limitations on the deductibility of interest, allowing for the expensing of capital expenditures, the migration from a “worldwide” system of taxation to a territorial system, and the use of certain border adjustments. There is a substantial uncertainty regarding both the timing and the details of any such tax reform. The impact of any potential tax reform on MDA’s business and on holders of MDA common shares is uncertain and could be adverse. Prospective investors should consult their own tax advisors regarding potential changes in U.S. tax laws.

The merger may result in MDA being treated as a U.S. corporation for U.S. federal income tax purposes.

Under current U.S. federal income tax law, a corporation organized under Canadian law is not treated as a U.S. corporation, and therefore is treated as a non-U.S. corporation. Section 7874 of the Code and the Treasury Regulations promulgated thereunder, however, contain rules that may cause a non-U.S. corporation that acquires the stock of a U.S. corporation to be treated as a U.S. corporation for U.S. federal income tax purposes under certain circumstances. If MDA were treated as a domestic corporation for U.S. federal income tax purposes, among other consequences, it would generally be subject to U.S. federal income tax on its worldwide income, and its dividends would be treated as dividends from a U.S. corporation. Regardless of the application of Section 7874 of the Code, MDA is expected to be treated as a Canadian tax resident for Canadian tax purposes. Consequently, if MDA were to be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code, it could be liable for both U.S. and Canadian taxes and dividends paid by MDA to its shareholders could be subject to both U.S. and Canadian withholding taxes. MDA and DigitalGlobe do not believe that MDA should be treated as a U.S. domestic corporation under Section 7874 of the Code. Further, the obligation to effect the merger is conditional upon MDA’s and DigitalGlobe’s receipt of an opinion from a nationally recognized tax advisor or legal counsel, dated as of the closing date and subject to certain qualifications and limitations set forth therein, to the effect that Section 7874 of the Code and the regulations promulgated thereunder should not apply in such a manner so as to cause MDA to be treated as a U.S. corporation for U.S. federal income tax purposes from and after the closing date.

There can be no assurance that the IRS, or a court will agree with the position that MDA is not treated as a U.S. domestic corporation under Section 7874 of the Code. The rules under the U.S. Treasury Regulations governing the application of Section 7874, including the ownership requirement, are new and complex, and there is limited guidance regarding the application of these rules. In addition, changes in facts or law might cause MDA to be treated as a domestic corporation for such purposes. New statutory or regulatory provisions, or other guidance under Section 7874 of the Code could be enacted or promulgated that would adversely affect MDA’s status for U.S. federal income tax purposes, all of which could have retroactive application. For more information, see the section entitled “The Merger Proposal—Certain U.S. Federal Income Tax Consequences of the Merger—Classification of MDA as a Foreign Corporation.”

If, as a result of the merger, MDA were treated as an inverted domestic corporation under the Homeland Security Act, the U.S. government may cease to make payments on its existing contracts with MDA and DigitalGlobe and may refrain from entering into new contracts with MDA in the future, which would substantially decrease the value of MDA’s business and, accordingly, the value of MDA common shares.

The Federal Acquisition Regulation (“FAR”) prohibits U.S. federal government agencies from using appropriated (or otherwise made available) funds for contracts with a foreign incorporated entity, or a subsidiary of such an entity, that is an “inverted domestic corporation,” as defined in the Homeland Security Act at 6 U.S.C. § 395(b). This means that government agencies may be prohibited from entering into new contracts with an inverted domestic corporation, and may be prohibited from paying for contractor activities on existing contracts after the date of the “inversion.” As the businesses of both MDA and DigitalGlobe are heavily dependent upon revenues generated from U.S. federal government contracts, the treatment of MDA as an inverted domestic corporation would substantially decrease the value of the combined company’s business following the merger and, accordingly, the value of MDA common shares. The application of the “inverted domestic corporation” definition is somewhat unclear due to the lack of detailed regulations or other guidance promulgated with respect to the relevant provisions of the Homeland Security Act. Section 7874 of the Code, discussed above, includes substantially similar provisions regarding the determination of whether a foreign incorporated corporation is treated as a U.S. domestic corporation for U.S. federal income tax purposes. While the regulatory provisions and other guidance issued by the U.S. Internal Revenue Service (“IRS”) and the Treasury Department with respect to Section 7874 provide more detailed guidance, which interprets Section 7874 as having expansive application, these regulations do not explicitly apply for the purposes of determining whether a corporation is an inverted domestic corporation under the Homeland Security Act, and it is unclear to what extent they should be viewed as interpretive guidance for such purposes. As discussed above, it is not expected that MDA will be treated as a U.S. domestic corporation under Section 7874 of the Code. Therefore, even if the expansive guidance issued by the IRS and Treasury Department were viewed as interpretive for purposes of the definition of “inverted domestic corporation” in the Homeland Security Act, it is not expected that MDA will be treated as an inverted domestic corporation for such purposes. There can be no assurance that the relevant U.S. federal government agencies, or a court or administrative tribunal, will agree with this position that MDA should not be treated as an inverted domestic corporation under the Homeland Security Act, and in addition, changes in facts or law might cause MDA to be treated as an inverted domestic corporation for such purposes. New statutory or regulatory provisions, or other guidance under the Homeland Security Act, or under the Code, could be enacted or promulgated that would adversely affect MDA’s status with regard to the FAR prohibition, all of which could have retroactive application.

Directors and executive officers of DigitalGlobe have interests in the merger that differ from the interests of DigitalGlobe shareowners generally, including, if the merger is completed, the receipt of financial and other benefits.

In considering the recommendation of the DigitalGlobe board of directors, you should be aware that DigitalGlobe’s directors and executive officers have interests in the merger that are different from, or in addition to, those of DigitalGlobe shareowners generally. These interests may include, among others, potential severance benefits, the treatment of outstanding equity awards pursuant to the merger agreement, rights to ongoing indemnification and insurance coverage, and certain rights to appointment to directorships in MDA and Holdings. These interests are described in more detail in the section entitled “The Merger Proposal—Interests of DigitalGlobe’s Directors and Executive Officers in the Merger.”

Except in specified circumstances, if the merger is not completed by 5:00 p.m. Eastern Time on December 7, 2017, either DigitalGlobe or MDA may choose not to proceed with the merger.

Either DigitalGlobe or MDA may terminate the merger agreement if the merger has not been completed by 5:00 p.m. Eastern Time on December 7, 2017. However, this right to terminate the merger agreement will not be available to DigitalGlobe or MDA if the failure of such party to fulfill any material obligation under the merger agreement has been the cause of or resulted in the failure of the merger to be completed on or before such time. For more information, see the section entitled “The Merger Agreement—Termination of the Merger Agreement.”

Holders of DigitalGlobe common stock and DigitalGlobe preferred stock will have a reduced ownership and voting interest after the merger and will exercise less influence over management of the combined organization.

Holders of DigitalGlobe common stock and DigitalGlobe preferred stock currently have the right to vote in the election of the DigitalGlobe board of directors and on other matters affecting DigitalGlobe. Upon the completion of the merger, each holder of DigitalGlobe common stock and DigitalGlobe preferred stock that receives MDA common shares will become a shareholder of MDA with a percentage ownership of the combined organization that is smaller than the shareowner’s percentage ownership of DigitalGlobe. It is expected that the former securityholders of DigitalGlobe as a group will receive shares in the merger constituting approximately 37.1% of the outstanding MDA common shares immediately after the merger (assuming the issuance of the 600,930 MDA common shares expected to be reserved for issuance in respect of Converted RSUs). As a result, holders of DigitalGlobe common stock and DigitalGlobe preferred stock as a group will have significantly less influence on the management and policies of MDA than they now have on the management and policies of DigitalGlobe.

MDA expects to maintain its status as a “foreign private issuer” in the United States until the earlier of January 1, 2020 or the incorporation of the ultimate parent of Holdings and DigitalGlobe in the United States and thus will be exempt from a number of rules under the U.S. Exchange Act.

As a “foreign private issuer,” MDA is exempt from rules under the U.S. Exchange Act that impose disclosure requirements, as well as procedural requirements, for proxy solicitations under Section 14 of the U.S. Exchange Act. MDA’s officers, directors and principal shareholders are also exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the U.S. Exchange Act. In addition, MDA is permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare its disclosure documents filed under the U.S. Exchange Act in accordance with Canadian disclosure requirements, including preparing its financial statements in accordance with IFRS, which differ in some respects from U.S. GAAP. As a result, following the merger, holders of DigitalGlobe common stock may have less readily available access to information about the financial performance and business of MDA as compared to DigitalGlobe, or such information may be presented differently.

Once MDA loses its status as a foreign private issuer, it will be required to file annual, quarterly and current reports on Forms 10-K, 10-Q, and 8-K within the time periods required by the U.S. Exchange Act, which are significantly shorter than the time periods required of foreign private issuers for the less extensive periodic reporting required of them, and will have to mandatorily comply with U.S. federal proxy requirements. MDA would also become subject to Regulation FD of the U.S. Exchange Act, regulating the selective disclosure of non-public information, and MDA’s directors, senior management and affiliates would be subject to the disclosure and other requirements of Section 16 of the U.S. Exchange Act in respect of their ownership of and transactions in MDA securities. As a result, the regulatory and compliance costs to MDA under U.S. securities laws as a U.S. domestic issuer may be higher than those of a Canadian foreign private issuer eligible to use the multi-jurisdictional disclosure system.

MDA is organized under the laws of British Columbia and a portion of its assets are, and some of its directors and officers reside, outside of the United States. As a result, it may not be possible for shareowners to enforce civil liability provisions of the securities laws of the United States in Canada.

MDA is organized under the laws of British Columbia, Canada. A portion of MDA’s assets are located outside of the United States, and some of MDA’s directors and officers and some of the experts named in this proxy statement/prospectus are residents of jurisdictions outside of the United States. As a result, it may be difficult for investors to effect service within the United States upon MDA and those directors, officers and experts, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of MDA and such directors, officers or experts under the U.S. federal securities laws. There is uncertainty as to the enforceability in Canada by a court in original actions, or in actions to enforce judgments of U.S. courts, of the civil liabilities predicated upon the U.S. federal securities laws.

Resales of MDA common shares following the merger may cause the market value of MDA common shares to decline.

MDA expects that it will issue approximately 20,851,372 MDA common shares to DigitalGlobe securityholders at the effective time and reserve for issuance approximately 600,930 MDA common shares for issuance to holders of Converted RSUs following the effective time in connection with the merger. The issuance of these new shares and the sale of additional shares that may become eligible for sale in the public market from time to time could have the effect of depressing the market value for MDA common shares. The increase in the number of MDA common shares may lead to sales of such MDA common shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market value of, MDA common shares.

The market value of MDA common shares may decline as a result of the merger.

The market value of MDA common shares may decline as a result of the merger if, among other things, MDA is unable to achieve the expected growth in earnings, or if the operational cost savings estimates in connection with the integration of DigitalGlobe’s and MDA’s businesses are not realized or if the transaction costs related to the merger are greater than expected. The market value also may decline if MDA does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by the market or if the effect of the merger on MDA’s financial position, results of operations or cash flows is not consistent with the expectations of financial or industry analysts.

DigitalGlobe and MDA may be targets of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the merger from being completed.

Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into merger agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the merger, then that injunction may delay or prevent the merger from being completed. Moreover, any litigation could be time consuming and expensive and could divert MDA’s and DigitalGlobe’s management’s attention away from their regular business. For information about lawsuits filed by alleged stockholders of DigitalGlobe relating to the merger, see the section entitled “The Merger Proposal—Litigation Relating to the Merger.”

One of the conditions to closing is that no governmental entity has issued a final and non-appealable statute, rule, order, decree or regulation or taken any other action that restrains, enjoins or otherwise prohibits the merger or makes the merger illegal. Consequently, if a settlement or other resolution is not reached in any lawsuit that is filed and a claimant secures injunctive or other relief prohibiting, delaying or otherwise adversely affecting MDA’s or DigitalGlobe’s ability to complete the merger on the terms contemplated by the merger agreement, then such law or injunctive or other relief may prevent the merger from becoming effective in a timely manner or at all.

The opinions of DigitalGlobe’s financial advisors do not reflect changes in circumstances that may occur between the original signing of the merger agreement and the completion of the merger.

Consistent with market practice, the DigitalGlobe board of directors has not obtained updated opinions from its financial advisors as of the date of this proxy statement/prospectus and does not expect to receive an updated, revised or reaffirmed opinion prior to the completion of the merger. Changes in the operations and prospects of DigitalGlobe and MDA, general market and economic conditions and other factors that may be beyond the control of DigitalGlobe, and on which DigitalGlobe’s financial advisors’ opinions were based, may significantly alter the value of DigitalGlobe or the price of shares of DigitalGlobe common stock by the time the merger is completed. The opinions do not speak as of the time the merger will be completed or as of any date other than the date of such opinions. Because DigitalGlobe’s financial advisors will not be updating their respective opinions, the opinions will not address the fairness of the merger consideration from a financial point of view at the time the merger is completed. The DigitalGlobe board of directors’ recommendation that DigitalGlobe shareowners vote “FOR” the merger proposal, however, is made as of the date of this proxy statement/prospectus. For a description of the opinion that the DigitalGlobe board of directors received from its financial advisors, see the section entitled “The Merger Proposal—Opinions of DigitalGlobe’s Financial Advisors.”

DigitalGlobe shareowners have appraisal rights under Delaware law.

Under the DGCL, DigitalGlobe shareowners who (1) do not vote in favor of the merger proposal, (2) deliver to DigitalGlobe a written demand for appraisal prior to taking of the vote on the merger proposal at the special meeting, (3) continuously hold their shares of DigitalGlobe common stock or DigitalGlobe preferred stock though the effective time and (4) otherwise comply with the requirements and procedures of Section 262 of the DGCL, are entitled to appraisal rights, which generally entitle shareowners to have their shares appraised by the Court of Chancery of the State of Delaware (the “Court of Chancery”) and to receive payment in cash of the “fair value” of their DigitalGlobe common stock or DigitalGlobe preferred stock, as applicable, exclusive of any elements of value arising from the accomplishment or expectation of the merger, together with interest on the amount determined to be fair value, if any, as determined by the Court of Chancery (or, in certain circumstances described in this proxy statement/prospectus, on the difference between the amount determined to be the fair value and the amount paid by DigitalGlobe to each DigitalGlobe shareowner entitled to appraisal prior to the entry of judgment in the appraisal proceeding). The appraised value would be determined by the Court of Chancery and could be less than, the same as or more than the merger consideration. Under Delaware law, shareowners are generally entitled to statutory interest on an appraisal award at a rate equal to 5% above the Federal Reserve discount rate compounded quarterly. DigitalGlobe shareowners who have properly demanded appraisal rights must file a petition for appraisal with the Court of Chancery within 120 days after the effective date of the merger. Should a material number of DigitalGlobe shareowners exercise appraisal rights and should the Court determine that the fair value of such shares of DigitalGlobe common stock or DigitalGlobe preferred stock is materially greater than the merger consideration, it could have a material adverse effect on the financial condition and results of operation of the surviving corporation. A summary description of the appraisal rights available to holders of DigitalGlobe common stock and DigitalGlobe preferred Stock under the DGCL and the procedures required to exercise statutory appraisal rights are included under the section entitled “The Merger Proposal—Appraisal or Dissenters’ Rights.” The full text of Section 262 of the DGCL is attached as Annex D to this proxy statement/prospectus. Due to the complexity of the procedures described above, DigitalGlobe shareowners who are considering exercising such rights are encouraged to seek the advice of legal counsel.

Risks Related to DigitalGlobe’s Business

You should read and consider the risk factors specific to DigitalGlobe’s business that will also affect the combined company after completion of the merger. These risks are described in DigitalGlobe’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which is incorporated by reference into this proxy statement/prospectus, and in other documents that are incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find Additional Information” for the location of information incorporated by reference into this proxy statement/prospectus.

Risks Related to MDA’s Business

MDA’s future revenue and operating results is dependent on its ability to generate a sustainable order rate for its satellite manufacturing operations and develop new technologies to meet the needs of its customers or potential new customers.

MDA’s financial performance is dependent on its ability to generate a sustainable order rate for its satellite manufacturing operations. This can be challenging and may fluctuate on an annual basis as the number of satellite construction contracts awarded varies. The cyclical nature of the commercial satellite market could negatively impact MDA’s ability to accurately forecast customer demand. The markets that MDA serves may not grow in the future and MDA may not be able to maintain adequate gross margins or profits in these markets. MDA’s growth is dependent on the growth in the sales of services provided by its customers, its customers’ ability to anticipate market trends, and MDA’s ability to anticipate changes in the businesses of its customers and to successfully identify and enter new markets. If MDA fails to anticipate such changes in demand, its business, results of operations and financial position could be adversely affected.

The satellite manufacturing industry is characterized by development of technologies to meet changing customer demand for complex and reliable services. MDA’s systems embody complex technology and may not always be compatible with current and evolving technical standards and systems developed by others. Failure or delays by MDA to meet or comply with the requisite and evolving industry or user standards could have a material adverse effect on MDA’s business, results of operations and financial condition.

MDA needs to invest in technology to meet its customers’ changing needs. Technological development is expensive and requires long lead time. MDA may not be successful in developing new technology or that the technology it is successful in developing may not meet the needs of its customers or potential new customers.

The markets in which MDA operates are characterized by changing technology and evolving industry standards. Despite years of experience in meeting customer systems requirements with the latest in technological solutions, MDA may not be successful in identifying, developing and marketing products or systems that respond to rapid technological change, evolving technical standards and systems developed by others. MDA’s competitors may develop technology that better meets the needs of its customers. If MDA does not continue to develop, manufacture and market innovative technologies or applications that meet customers’ requirements, sales may suffer.

MDA’s business with various governmental entities is subject to the policies, priorities, regulations, mandates, and funding levels of such governmental entities and may be negatively or positively impacted by any change thereto.

Changes in government policies and priorities and the termination or suspension of government contracts could negatively impact MDA’s business, financial condition, results of operations and cash flows.

Changes in government policies, priorities, regulations or government agency mandates, or funding levels through agency budget reductions, the imposition of budgetary constraints or a decline in government support or deferment of funding for programs in which MDA or its customers participate could result in contract terminations, delays in contract awards, the failure to exercise contract options, the cancellation of planned procurements and fewer new business opportunities. In addition, contracts with any government, including the Canadian or U.S. government, may be terminated or suspended by the government at any time and could result in significant liability obligations of MDA. MDA seeks to have in place as standard provisions, termination for convenience language which reimburses MDA for reasonable costs incurred, subcontractor and employee termination and wind-down costs plus a reasonable amount of profit thereon. However, reparations for termination may fall short of the financial benefit associated with full completion and operation of a contract. Also, MDA may not be able to procure new contracts to offset the revenue or backlog lost as a result of any termination of government contracts. The loss of one or more large contracts could have a material adverse impact on MDA’s business, financial condition, results of operations and cash flows.

MDA’s expansion into the U.S. government market is subject to significant regulatory risk.

Entry into the U.S. government market is subject to significant government regulation. The costs associated with execution of MDA’s U.S. government access plan are significant. A failure by MDA to maintain the relevant clearances and approvals could limit MDA’s ability to operate in the U.S. market. Further, there can be no assurance that MDA will be awarded contracts by the U.S. government. In addition, a failure by MDA to keep current and compliant with relevant U.S. regulations could result in fines, penalties, repayments, or suspension or debarment from U.S. government contracting or subcontracting for a period of time and could have an adverse effect on MDA’s standing and eligibility for future U.S. government contracts.

The failure of MDA and its subsidiaries to comply with the requirements of the National Industrial Security Program Operating Manual could result in interruption, delay or suspension of MDA’s ability to provide its products and services, and could result in loss of current and future business with the U.S. government.

MDA and/or its subsidiaries are parties to certain contracts with various departments and agencies of the U.S. government, including the Department of Defense, which require that certain of MDA’s subsidiaries (including Space Systems/Loral, LLC (“SSL”)) be issued facility security clearances under the National Industrial Security Program. The National Industrial Security Program requires that a corporation maintaining a facility security clearance be effectively insulated from foreign ownership, control or influence (“FOCI”). Because MDA is a Canadian entity, MDA has entered into, and is implementing, the Security Control Agreement, dated January 26, 2017, by and among MDA, Holdings and the U.S. Department of Defense (which we refer to as the “Security Control Agreement”), as a suitable FOCI mitigation arrangement under the National Industrial Security Program Operating Manual. A FOCI mitigation arrangement is necessary for certain of MDA’s U.S. subsidiaries, including SSL, to acquire and continue to maintain the requisite security clearances thereby enabling them to enter into contracts with U.S. government entities to perform classified work and to complete the performance under those contracts. Failure to maintain an appropriate agreement with DSS regarding the appropriate FOCI mitigation arrangement could result in invalidation or termination of the security clearances, which in turn would mean that MDA’s subsidiaries would not be able to enter into future contracts with the U.S. government requiring facility security clearances, and may result in the loss of the ability of those subsidiaries to complete existing contracts with the U.S. government.

MDA’s revenue, results of operations and reputation may be negatively impacted if its products contain defects or fail to operate in the expected manner.

MDA sells complex and technologically advanced systems, including satellites, products, hardware and software. Sophisticated software, including software developed by MDA, may contain defects that can unexpectedly interfere with the software’s intended operation. Defects may also occur in components and products that MDA manufactures or purchases from third parties. Most of the satellites and systems developed by MDA must function under demanding and unpredictable operating conditions and in harsh and potentially destructive environments. In addition, MDA may agree to the in-orbit delivery of a satellite, adding further risks to its ability to perform under a contract. Failure to achieve successful in-orbit delivery could result in significant penalties and other obligations to MDA.

MDA also employs sophisticated design and testing processes and practices, which include a range of stringent factory and on-site acceptance tests with criteria and requirements that are jointly developed with customers. MDA’s systems may not be successfully implemented, pass required acceptance criteria, or operate or give the desired output, or MDA may not be able to detect and fix all defects in the satellites, products, hardware and software it sells or resolve any delays or availability issues in the launch services it procures. Failure to do so could result in lost revenue and damage to MDA’s reputation, and may adversely affect MDA’s ability to win new contract awards.

MDA operates in highly competitive industries and in various jurisdictions across the world which may cause MDA to have to reduce its prices.

MDA operates in highly competitive industries and many of MDA’s competitors are larger and have substantially greater resources than MDA. In addition, some of MDA’s foreign competitors currently benefit from, and others may benefit in the future from, protective measures by their home countries where governments are providing financial support, including significant investments in the development of new technologies. Government support of this nature greatly reduces the commercial risks associated with satellite development activities for these competitors. This market environment may result in increased pressures on MDA’s pricing and other competitive factors.

MDA conducts business internationally and is subject to fluctuations in foreign currencies. In particular, the strengthening of the U.S. dollar relative to the Euro and Asian currencies could make some of MDA’s non-U.S. competitors more cost competitive, placing increased pricing pressure on MDA during competitive bid processes primarily in the commercial communication satellite market.

MDA’s business is subject to various regulatory risks that could adversely affect MDA’s operations.

The environment in which MDA operates is highly regulated due to the sensitive nature of MDA’s complex and technologically advanced systems, including satellites, products, hardware and software, in addition to those regulations broadly applicable to publicly listed corporations. There are numerous regulatory risks that could adversely affect operations, including but not limited to:

•	It is possible that the laws and regulations governing MDA’s business and operations will change in the future. A substantial portion of MDA’s revenue is generated from customers outside of Canada and the United States. There may be a material adverse effect on MDA’s financial condition and results of operations if MDA is required to alter its business to comply with changes in both domestic and foreign regulations, telecommunications standards, tariffs or taxes and other trade barriers that reduce or restrict MDA’s ability to sell its products and services on a global basis, or by political and economic instability in the countries in which it conducts business. Any failure to comply with such regulatory requirements could also subject MDA to various penalties or sanctions.

•	Certain businesses of MDA and satellites, systems, products, services or technologies developed by MDA require the implementation or acquisition of products or technologies from third parties, including those in other jurisdictions. Also, certain of MDA’s satellites, systems, products or technologies may be required to be forwarded or exported to other jurisdictions. In certain cases and only where the technology is re-exported to certain countries, if the use of the technologies can be viewed by the jurisdiction in which that supplier or subcontractor resides as being subject to export constraints or restrictions relating to national security, MDA may not be able to obtain the technologies and products that it requires from subcontractors who would otherwise be its optimal choice or may not be able to obtain the export permits necessary to transfer or export its technology. To the extent that it is able, MDA obtains pre-authorization for re-export prior to signing contracts which oblige MDA to export subject technologies, including specific foreign government approval as needed. In the event of export restrictions, MDA may have the ability through contract force majeure provisions to be excused from its obligations. Notwithstanding these provisions, the inability to obtain export approvals, export restrictions or changes during contract execution or non-compliance by MDA’s customers could have an adverse effect on the revenues and margins of MDA.

•	For certain aspects of its business operations, MDA is required to obtain U.S. government licenses and approvals and to enter into agreements with various government bodies in order to export satellites and related equipment, to disclose technical data or provide defense services to foreign persons. The delayed receipt of or the failure to obtain the necessary U.S. government licenses, approvals and agreements may prohibit entry into or interrupt the completion of a satellite construction contract by MDA which could lead to a customer’s termination of a contract for default, monetary penalties and/or the loss of incentive payments.

•	Some of MDA’s customers and potential customers, along with insurance underwriters and brokers, have asserted that U.S. export control laws and regulations governing disclosures to foreign persons excessively restrict their access to information about the satellite during construction and on-orbit. OFAC sanctions and requirements may also limit certain business opportunities or delay or restrict MDA’s ability to contract with potential foreign customers or operators. To the extent that MDA’s non-U.S. competitors are not subject to these export control or economic sanctions laws and regulations, they may enjoy a competitive advantage with foreign customers, and it could become increasingly difficult for the U.S. satellite manufacturing industry, including MDA, to recapture this lost market share. Customers concerned over the possibility that the U.S. government may deny the export license necessary for MDA to deliver their purchased satellite to them, or the restrictions or delays imposed by the U.S. government licensing requirements, even where an export license is granted, may elect to choose a satellite that is purportedly free of International Traffic in Arms Regulations (“ITAR”) offered by one of MDA’s European competitors. MDA is further disadvantaged by the fact that a purportedly “ITAR-free” satellite may be launched less expensively in China on the Chinese Long March rocket, a launch vehicle that, because of ITAR restrictions, is not available to MDA.

•	There is a risk that MDA could become non-compliant with Canadian or U.S. securities laws and regulations or International Financial Reporting Standards. Non-compliance may result in significant penalties, in addition to loss of reputation.

•	As part of the regulatory and legal environments in which it operates, MDA is subject to global anti-corruption laws that prohibit improper payments directly or indirectly to government officials, authorities or persons defined in those anti-corruption laws in order to obtain or retain business or other improper advantages in the conduct of business. MDA’s policies mandate compliance with anti-corruption laws. Failure by MDA’s employees, agents, subcontractors, suppliers and/or partners to comply with anti-corruption laws could impact MDA in various ways that include, but are not limited to, criminal, civil and administrative fines and/or legal sanctions and could have a significant adverse effect on MDA’s reputation, operations and financial results.

MDA is dependent on its ability to attract, train and retain employees. MDA’s inability to do so, or the loss of key personnel, would cause serious harm MDA’s business.

The success of MDA is largely dependent on the abilities and experience of its executive officers and other key personnel to oversee all aspects of its operations and to deliver on its corporate strategies, including managing acquisitions and execution of MDA’s U.S. access plan. Competition for highly skilled management, technical, research and development and other personnel is intense in MDA’s industry. In order to maintain its ability to compete as one of the prime contractors for technologically advanced communication satellites, MDA must continuously retain the services of a core group of specialists in a wide variety of disciplines for each phase of the design, development, manufacture and testing of its products. To the extent that the demand for qualified personnel exceeds supply, MDA could experience higher labor, recruiting or training costs in order to attract and retain such employees, or could experience difficulties in performing under contracts if MDA’s needs for such employees were unmet. MDA may not be able to retain its current executive officers or key personnel or attract and retain additional executive officers or key personnel as needed to deliver on its corporate strategy.

Security breaches or other significant disruptions of MDA’s IT networks and related systems could have a material adverse effect on MDA’s business and results of operations.

MDA faces the risk of a security breach or other significant disruption of its IT networks and related systems, whether through cyber-attack or cyber intrusion via the Internet, malware, computer viruses, and email attachments to persons with access to MDA’s systems, originating from a number of sources including hostile foreign governments. MDA also faces the added risk of a security breach or other serious disruption of the systems that it develops and installs for customers or that it develops and provides in any of its products. As a provider of communication satellites and complex systems, MDA faces a heightened risk of security breach or disruption from threats to gain unauthorized access to MDA’s and its customers’ proprietary or classified information stored on MDA’s networks and related systems and to certain of the equipment used in customers’ networks or related systems.

These types of information, IT networks and related systems are critical to the operation of MDA’s business and essential to its ability to perform day-to-day operations, and, in some cases, are critical to the operations of certain of MDA’s customers. Although MDA makes significant efforts to maintain the security and integrity of these types of information, IT networks and related systems, and MDA has implemented various measures to manage the risk of a security breach or disruption, there can be no assurance that MDA’s security efforts and measures will be effective or that attempted security breaches or disruptions will not be successful or damaging. Even the most well protected information, networks, systems and facilities remain potentially vulnerable because attempted security breaches, particularly cyber-attacks and intrusions, or disruptions will occur in the future, and because the techniques used in such attempts are constantly evolving and generally are not recognized until launched against a target, and in some cases are designed not to be detected and, in fact, may not be detected. Accordingly, MDA may be unable to anticipate these techniques or to implement adequate security barriers or other preventative measures, and thus it is virtually impossible for MDA to entirely mitigate this risk. A security breach or other significant disruption involving these types of information, IT networks and related systems could: (a) disrupt the proper functioning of these networks and systems and therefore MDA’s operations and/or those of certain of its customers; (b) result in the unauthorized access to, and destruction, loss, theft, misappropriation or release of, proprietary, confidential, sensitive or otherwise valuable information of MDA or its customers, including trade secrets, which others could use to compete against MDA or for disruptive, destructive or otherwise harmful purposes and outcomes; (c) compromise other sensitive government functions; and (d) damage MDA’s reputation with its customers (particularly agencies of various governments) and the public generally.

In addition, the cost of continually defending against cyber-attacks and breaches has increased in recent years and future costs and any or all of the foregoing could have a material adverse effect on MDA’s business and results of operations.

The failure to obtain data or alternate sources of data for its products from various sources may have an adverse impact on MDA’s results of operations and financial condition.

In MDA’s geospatial services operations, MDA relies on data collected from a number of sources including data obtained from satellites. MDA may become unable or limited in its ability to collect such data. For example, satellites can cease to function for reasons beyond MDA’s control. Additionally, in certain instances, governments may discontinue for periods of time the access to or operation of a satellite for any particular area on the Earth and for various reasons may not permit transmission of certain data, whether from a satellite owned by the government or not.

Although such data may be available from other sources at different prices, there is no assurance that the data will be available at the quality or at the times required. Also, the launch or operation of new satellites to replace old satellites may be delayed or may fail. Any of these factors could impact MDA’s ability to obtain data or alternate sources of data for its products and adversely affect MDA’s results of operations and financial condition. Sales for MDA Geospatial Services Inc., an indirect subsidiary of MDA, are dependent primarily on data received from the RADARSAT-2 satellite. The failure of RADARSAT-2 could have a material adverse effect on MDA’s results of operations and financial condition.

MDA’s technology may violate the proprietary rights of third parties and MDA’s intellectual property may be misappropriated or infringed upon by third parties, each of which could have a negative impact on MDA’s operations.

If any of MDA’s technology violates proprietary rights, including copyrights and patents, third parties may assert infringement claims against MDA. Certain software modules and other intellectual property used by MDA or in MDA’s satellites, systems and products make use of or incorporate licensed software components and other licensed technology. These components are developed by third parties over whom MDA has no control. Any claims brought against MDA may result in limitations on MDA’s ability to use the intellectual property subject to these claims. MDA may be required to redesign its satellites, systems or products or to obtain licenses from third parties to continue offering MDA’s satellites, systems or products without substantially re-engineering such products or systems.

MDA’s intellectual property rights may be invalidated, circumvented, challenged, infringed or required to be licensed to others. An infringement or misappropriation could harm any competitive advantage MDA currently derives or may derive from its proprietary rights.

To protect MDA’s proprietary rights, MDA relies on a combination of patent protections, copyrights, trade secrets, trademark laws, confidentiality agreements with employees and third parties, and protective contractual provisions such as those contained in license agreements with consultants, subcontractors, vendors and customers. Although MDA applies rigorous standards, documents and processes to protect its intellectual property, there is no absolute assurance that the steps taken to protect MDA’s technology will prevent misappropriation or infringement. Litigation may be necessary to enforce or protect MDA’s intellectual property rights, protect its trade secrets or determine the validity and scope of the proprietary rights of others. Such litigation may be time-consuming and expensive to prosecute or defend and could result in the diversion of MDA’s time and resources. In addition, competitors may design around MDA’s technology or develop competing technologies.

Acquisitions could result in adverse impacts on MDA’s operations and in unanticipated liabilities and MDA may be unable to successfully integrate acquired companies.

MDA has in the past and may continue to expand its operations by acquiring additional businesses, products or technologies. There can be no assurance that MDA will be able to identify, acquire, obtain the required regulatory approvals, or profitably manage additional businesses or successfully integrate any acquired businesses, products or technologies into MDA without substantial expenses, delays or other operational, regulatory, or financial problems. In addition, any acquired businesses, products or technologies may not achieve anticipated revenues and income growth. Acquisitions could also result in potentially dilutive issuances of equity securities. Further, acquisitions may involve a number of additional risks, including diversion of management’s attention, failure to retain key personnel, or failure to attract the right talent to manage organizational growth. A failure by MDA to manage its acquisitions strategy successfully could have a material adverse effect on MDA’s business, results of operations and financial condition.

MDA’s ability to obtain additional debt or equity financing to finance operating working capital requirements and growth initiatives may be limited or difficult to obtain, which could adversely affect MDA’s operations and financial condition.

MDA needs capital to finance operating working capital requirements and growth initiatives and to pay its outstanding debt obligations as they become due for payment. If the cash generated from MDA’s businesses, together with the credit available under existing bank facilities, is not sufficient to fund future capital requirements, MDA will require additional debt or equity financing. MDA’s ability to access capital markets on terms that are acceptable will be dependent on prevailing market conditions, as well as MDA’s future financial condition. Further, MDA’s ability to increase its debt financing and/or renew existing facilities may be limited by its financial covenants, its credit objectives, and debt capital market conditions. Although MDA does not anticipate any difficulties in raising funds in the future, there can be no assurance that capital will be available on suitable terms and conditions, or that borrowing costs will not be adversely affected.

MDA’s current financing arrangements contain certain restrictive covenants that may impact MDA’s future operating and financial flexibility. MDA’s debt funding is provided under credit agreements with a number of banks and under the MDA Note Purchase Agreement with several private lenders. A failure by any lender to meet its funding obligations under MDA’s credit agreements could result in the need to replace the lender. While MDA does not anticipate any difficulty in finding a replacement lender in such circumstances, such a change may result in an amendment of pricing under the credit agreement to reflect prevailing market conditions. The credit agreements and the MDA Note Purchase Agreement contain a series of positive and negative covenants which MDA must comply with, including the achievement or maintenance of stated financial ratios. If MDA fails to comply with any covenants and is unable to obtain a waiver thereof, the lenders may be able to take certain actions with respect to the amounts owing under such agreements, including early payment thereof. Any such actions could have a material adverse effect on the financial condition of MDA.

MDA has provided, and may provide in the future, partial financing of working capital to or on behalf of its customers to enable it to remain competitive in certain satellite construction contracts. MDA has in the past implemented these investments in the form of orbital receivables, work-in-progress, performance guarantees, or bridge financing indemnification of third party lenders. MDA may also arrange for partial or full third party financing with export credit agencies to be provided to its customers, which may be partially guaranteed by MDA. If a customer defaults on an obligation to MDA or to an indemnified third party, this could have a significant impact on MDA’s business and results of operations. Financing provided by MDA and third party financing arranged by MDA may be linked to MDA’s ability to deliver the satellite in orbit. If MDA cannot achieve a successful in orbit delivery, MDA could be liable for repayment of amounts received from third party finance providers and could forfeit amounts financed by MDA and any future amounts that would have otherwise been earned. MDA undertakes significant customer due diligence prior to providing any financial support to customers and will attempt to limit its exposure through the use of insurance products and other contractual measures but there can be no assurance that such products will be available or will be at a cost that is economically viable.

MDA has in the past, and may continue in the future to, receive government grants for research and development activities and other business initiatives. Any agreement or grant of this nature with government may be accompanied by contractual obligations applicable to MDA which may result in the grant money becoming repayable if certain requirements are not met. A failure to meet contractual obligations under such agreements and grants and a consequent requirement to repay money received could negatively impact MDA’s results of operations and financial condition.

The failure to complete MDA’s firm fixed price contracts or the termination of such contracts may have an adverse impact on MDA’s financial condition.

A large percentage of MDA’s contracts are firm fixed price contracts, whereby MDA agrees to perform certain work for a fixed price and absorb any cost overruns. There is risk in every firm fixed price contract that MDA will be unable to deliver under the contract within the time specified and at a cost to MDA which is less than the contract price. Furthermore, a termination of a contract for default or schedule delays that are caused by actions or inactions by MDA could result in significant financial penalties to MDA. These firm fixed price contracts may involve the completion of satellite development and manufacturing, large-scale system engineering, software, hardware and product development projects. Estimates of contract costs are based on a number of assumptions, such as future economic conditions, productivity of MDA’s employees, performance of MDA’s subcontractors and suppliers, price and availability of labor and materials, and other requirements that may affect contract costs and schedule. Although considered reasonable by MDA, these assumptions are inherently uncertain. MDA also has processes and systems in place to reasonably measure and monitor the technical and financial performance of contracts and, together with the customer, continuously monitors these projects to identify early warnings related to these risks.

MDA’s business may be adversely affected by deterioration in the credit quality of, or defaults under its contracts with, third parties with whom MDA does business.

MDA has certain commercial customers that are either highly leveraged or are in the development stages and may not be fully funded. There is a risk that these customers will be unable to meet their payment obligations, or are significantly delayed in meeting their payment obligations, under the satellite construction contracts. In the event that any of MDA’s customers encounter financial difficulties, MDA’s cash flows and liquidity may be materially and adversely affected. MDA may not be able to mitigate these effects because it manufactures satellites to each customer’s specifications and generally purchases materials in response to a particular customer contract. Moreover, many of the satellite construction contracts include orbital receivables, and certain satellite construction contracts may require MDA to provide vendor financing to or on behalf of its customers, including guarantees or a combination of these contractual terms. To the extent that MDA’s contracts contain orbital receivables provisions or MDA provides vendor financing to or on behalf of its customers, MDA’s financial exposure is further increased.

There is a risk that MDA will not be able to access export credit financing to facilitate the sale of MDA’s communication satellites and other products to non-Canadian and non-United States customers.

Fluctuations in foreign exchange rates could have a negative impact on MDA’s business.

MDA’s revenues, expenses, assets and liabilities denominated in currencies other than the Canadian dollar are translated into Canadian dollars for the purposes of compiling its consolidated financial statements. MDA uses hedging strategies to manage and minimize the impact of exchange rate fluctuations on its cash flow and economic profits. There are complexities inherent in determining whether and when foreign exchange exposures will materialize, in particular given the possibility of unpredictable revenue variations arising from schedule delays and contract postponements. Furthermore, MDA could be exposed to the risk of non-performance of its hedging counterparties. MDA may also have difficulty in fully implementing its hedging strategy depending on the willingness of hedging counterparties to extend credit. Accordingly, no assurances may be given that MDA’s exchange rate hedging strategy will protect it from significant changes or fluctuations in revenues and expenses denominated in non-Canadian dollars.

MDA’s business is vulnerable to natural disasters and other disruptions that may adversely affect its business, financial conditions or results of operations.

MDA is vulnerable to natural disasters, in particular seismic activity. MDA’s satellite manufacturing operations are located in California in proximity to the San Andreas fault line, one of the longest and most heavily populated earthquake-prone rifts in the world. MDA’s operations could also be subject to other natural disasters or significant disruptions including tsunamis, floods, earthquakes, fires, water shortages, other extreme weather conditions, medical epidemics, acts of terrorism, power shortages and blackouts, and telecommunications failures. In the event of such a natural disaster or other disruption, MDA could experience: disruptions to its operations or the operations of suppliers, subcontractors, distributors or customers; destruction of facilities; and / or loss of life.

While MDA has attempted to limit its exposure through the use of insurance products and other contingency measures, there can be no assurance that, after such an event, MDA would be able to recover its business to the same operating level as prior to the event.

MDA’s operations are subject to governmental law and regulations relating to environmental matters, which may expose MDA to significant costs and liabilities that could negatively impact its financial condition.

MDA is subject to various federal, state, provincial and local environmental laws and regulations relating to the operation of its businesses, including those governing pollution, the handling, storage, disposal and transportation of hazardous substances, and the ownership and operation of real property. While MDA does not operate environmentally sensitive manufacturing processes at its company-owned facilities in Montreal, Quebec and Palo Alto, California, there can be no assurance that the previous owners of these properties had strictly complied with such environmental laws and regulations. Such laws and regulations may result in significant liabilities and costs to MDA due to the actions or inactions of the previous owners.

Risks Relating to Investing in and Ownership of MDA’s Common Shares

MDA’s common shares have no trading history in the United States.

The MDA common shares currently trade on the TSX. It is a condition to the completion of the merger that the MDA common shares issued pursuant to the merger agreement be authorized for listing on the NYSE or the NASDAQ, in addition to the TSX. Currently, there is no public market in the United States for the MDA common shares. The price at which the MDA common shares will trade on the NYSE, NASDAQ and TSX may be lower than the value for which they are exchanged at the closing of the merger. In addition, because the liquidity and trading patterns of securities listed on the TSX may be substantially different from those of securities traded on the NYSE or NASDAQ, historical trading prices may not be indicative of the prices at which the MDA common shares will trade in the future on the NYSE or NASDAQ.

MDA’s common shares will be traded on more than one market and this may result in price variations.

Trading in the MDA common shares on the NYSE or NASDAQ and TSX will take place in different currencies (U.S. dollars on the NYSE or NASDAQ and Canadian dollars on the TSX), and at different times (resulting from different trading days and different public holidays in the United States and Canada). The trading prices of the MDA common shares on these two markets may at times differ due to these and other factors. Any decrease in the price of MDA’s common shares on the TSX could cause a decrease in the trading price of the MDA common shares on the NYSE or NASDAQ and vice versa. There can be no assurance that the expected benefits of listing the MDA common shares on the NYSE or NASDAQ will be realized or, if realized, that such benefits will be sustained.

The market price of MDA common shares following the consummation of the merger could be volatile and DigitalGlobe shareowners could lose all or part of their investment.

Notwithstanding the fact that MDA will issue a significant number of MDA common shares to DigitalGlobe shareowners in connection with the merger, there is no guarantee that a significant market for the MDA common shares will develop or be sustained on the NYSE or NASDAQ following the merger. DigitalGlobe shareowners may decide to sell the common shares received by them in the merger, which will generally be eligible for immediate resale, rather than remain MDA shareholders, which could have an adverse impact on the trading price of the common shares. As MDA is a company organized under the laws of British Columbia and is not as well-known to investors in the United States as it is in Canada, investors in Canada may be more likely to purchase any MDA common shares sold by DigitalGlobe shareowners following the merger. If a substantial portion of the common shares issued to DigitalGlobe shareowners are sold to investors in Canada following the merger, the trading price of the MDA common may decrease as a result of such sales. In addition, a perception among investors that such sales will occur could depress the market price of the MDA common shares prior to the issuance of common shares in connection with the merger. In the past, following periods of large price declines in the public market price of a company’s securities, securities class action litigation has often been initiated against that company. Litigation of this type against MDA could result in substantial costs and diversion of management’s attention and resources, which would adversely affect its business. Any adverse determination in litigation against MDA could also subject it to significant liabilities.

As a foreign private issuer, MDA is permitted to follow certain home country corporate governance practices instead of otherwise applicable SEC and NYSE or NASDAQ requirements, which may result in less protection than is accorded to investors under rules applicable to U.S. domestic issuers.

As a foreign private issuer, in reliance on NYSE or NASDAQ rules that permit a foreign private issuer to follow the corporate governance practices of its home country, MDA will be permitted to follow certain Canadian corporate governance practices instead of those otherwise required under the corporate governance standards for U.S. domestic issuers. Following the listing of the MDA common shares on the NYSE or NASDAQ, MDA expects to follow Canadian home country practices with regard to obtaining shareholder approval for certain dilutive events. MDA may in the future elect to follow Canadian home country practices with regard to other matters such as the formation and composition of its board of directors, its audit, human resources and management compensation and governance and nominating committees and separate sessions of independent directors. Accordingly, MDA’s shareholders may not be afforded the same protection as provided under NYSE or NASDAQ corporate governance rules. Following Canadian home country governance practices, as opposed to the requirements that would otherwise apply to a U.S. company listed on the NYSE or NASDAQ, may provide less protection than is accorded to investors in U.S. domestic issuers.

As a foreign private issuer, MDA will not be subject to the provisions of Regulation FD or U.S. proxy rules and will be exempt from filing certain U.S. Exchange Act reports, which could result in MDA common shares being less attractive to investors.

As a foreign private issuer, MDA will be exempt from a number of requirements under U.S. securities laws that apply to public companies that are not foreign private issuers. In particular, MDA will be exempt from the rules and regulations under the U.S. Exchange Act related to the furnishing and content of proxy statements, and MDA’s officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, MDA will not be required under the U.S. Exchange Act to file annual and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the U.S. Exchange Act and MDA will generally be exempt from filing quarterly reports with the SEC under the U.S. Exchange Act. MDA will also be exempt from the provisions of Regulation FD, which prohibits the selective disclosure of material nonpublic information to, among others, broker-dealers and holders of a company’s securities under circumstances in which it is reasonably foreseeable that the holder will trade in the company’s securities on the basis of the information. Even though MDA intends to comply voluntarily with Regulation FD and will comply with applicable Canadian securities laws and regulations, these exemptions and leniencies may reduce the frequency and scope of information and protections to which you are entitled as an investor.

MDA would lose its foreign private issuer status if a majority of its shares are held by U.S. persons and a majority of its directors or executive officers are U.S. citizens or residents or MDA fails to meet additional requirements necessary to avoid loss of foreign private issuer status. Although MDA has elected to comply with certain U.S. regulatory provisions, loss of foreign private issuer status would make compliance with such provisions mandatory. The regulatory and compliance costs to MDA under U.S. securities laws as a U.S. domestic issuer may be significantly higher than the costs MDA incurs as a Canadian foreign private issuer eligible to use the Multi-Jurisdictional Disclosure System, or “MJDS”. If MDA ceases to be a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and will be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. MDA may also be required to modify certain of its policies to comply with the governance obligations of U.S. domestic issuers. Such modifications will involve additional costs. In addition, MDA would lose its ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

THE SPECIAL MEETING

DigitalGlobe is providing this proxy statement/prospectus to DigitalGlobe shareowners for the solicitation of proxies to be voted at the special meeting that DigitalGlobe has called for the purposes described below. This proxy statement/prospectus is first being mailed to DigitalGlobe shareowners on or about                     , 2017 and provides DigitalGlobe shareowners with the information they need to know about the merger and the proposals to be able to vote or instruct their vote to be cast at the special meeting.

Date, Time and Place of the Special Meeting

The special meeting will be held at 9:00 am, Mountain Time, on July 27, 2017, at DigitalGlobe’s corporate headquarters located at 1300 West 120th Avenue, Westminster, Colorado 80234, or at any adjournment or postponement thereof.

Purpose of the Special Meeting

At the special meeting, DigitalGlobe shareowners will be asked to consider and vote on the following proposals, which we collectively refer to as the “proposals”:

•	Merger Proposal: to approve and adopt the merger agreement, pursuant to which, among other things, Merger Sub will merge with and into DigitalGlobe, with DigitalGlobe surviving the merger as an indirect wholly owned subsidiary of MDA;

•	Advisory Compensation Proposal: to approve, on an advisory (non-binding) basis, certain specified compensation that will or may be paid by DigitalGlobe to its named executive officers that is based on or otherwise relates to the merger; and

•	Adjournment Proposal: to approve the adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes at the time of the special meeting to approve and adopt the merger proposal.

Each of the proposals is described in more detail in the sections entitled “The Merger Proposal”, “The Advisory Compensation Proposal” and “The Adjournment Proposal”, respectively. DigitalGlobe does not expect a vote to be taken on any matters, other than the proposals, at the special meeting or any adjournment or postponement thereof. However, DigitalGlobe shareowners may also be asked to transact such other business as may properly be brought before the special meeting or any adjournment or postponement thereof.

Recommendation of the DigitalGlobe Board of Directors

The DigitalGlobe board of directors has (a) determined and declared that the merger agreement is advisable and fair to, and in the best interests of, DigitalGlobe and its shareowners, (b) determined that the merger agreement and the transactions contemplated thereby, including the merger, taken together, are at a price and on terms that are in the best interests of DigitalGlobe and its shareowners, (c) unanimously approved and declared advisable the merger agreement and the transactions contemplated thereby, including the merger, and (d) resolved, subject to the terms of the merger agreement, to recommend adoption of the merger agreement by the DigitalGlobe shareowners. The DigitalGlobe board of directors unanimously recommends that DigitalGlobe shareowners vote “FOR” the merger proposal, “FOR” the advisory compensation proposal and “FOR” the adjournment proposal.

For more information, see the section entitled “The Merger Proposal—DigitalGlobe’s Reasons for the Merger; Recommendation of the DigitalGlobe Board of Directors.”

In considering the recommendation of the DigitalGlobe board of directors with respect to the proposals, you should be aware that DigitalGlobe’s directors and executive officers have interests that are different from, or in addition to, the interests of DigitalGlobe shareowners generally. For more information, see the section entitled “The Merger Proposal—Interests of DigitalGlobe’s Directors and Executive Officers in the Merger.”

Record Date and Outstanding Shares of DigitalGlobe Common Stock and DigitalGlobe Preferred Stock

Only DigitalGlobe shareowners of record as of the close of business on June 16, 2017 (the “record date”) will be entitled to receive notice of, and to vote at, the special meeting or at any adjournment or postponement thereof.

A complete list of DigitalGlobe shareowners entitled to vote at the special meeting will be available for inspection at DigitalGlobe’s principal place of business during regular business hours for a period of no less than 10 days before the special meeting and, during the special meeting, in each case, at the DigitalGlobe corporate headquarters, 1300 West 120th Avenue, Westminster, Colorado 80234.

Common Stock

Each share of DigitalGlobe common stock outstanding as of the record date is entitled to one vote on each proposal presented for consideration at the special meeting. As of the close of business on the record date, there were              shares of DigitalGlobe common stock issued and outstanding and entitled to vote at the special meeting.

Preferred Stock

Each share of DigitalGlobe preferred stock outstanding as of the record date is entitled to that whole number of votes equal to the number of shares of DigitalGlobe common stock into which such DigitalGlobe preferred stock would be convertible into on the record date, voting together as a single class with the holders of common stock on an as-converted to DigitalGlobe common stock basis. As of the close of business on the record date, there were              shares of DigitalGlobe preferred stock issued and outstanding and entitled to vote at the special meeting, which outstanding shares of DigitalGlobe preferred stock were convertible into               shares of DigitalGlobe common stock as of the record date.

Quorum

The holders of a majority of the shares of DigitalGlobe common stock and DigitalGlobe preferred stock outstanding and entitled to vote on the record date must be present in person or represented by proxy to constitute a quorum at the special meeting, with DigitalGlobe preferred stock represented on an as-converted to DigitalGlobe common stock basis. If you attend the special meeting in person or you authorize a proxy to vote your shares by submitting a properly executed proxy card by mail or following the instructions contained therein with respect to submitting such authorization by telephone or the Internet, you will be considered part of the quorum. Because there were              shares of common stock, including shares of outstanding DigitalGlobe preferred stock calculated on an as-converted to DigitalGlobe common stock basis, entitled to vote as of the record date, we will need holders of at least              shares present in person or by proxy at the special meeting for a quorum to exist.

Abstentions will be deemed present and entitled to vote at the special meeting for the purpose of determining the presence of a quorum. DigitalGlobe common stock and DigitalGlobe preferred stock held by a shareowner that does not attend the special meeting or fails to submit a valid proxy to vote their shares at the special meeting and DigitalGlobe common stock and DigitalGlobe preferred stock held in “street name” with respect to which the beneficial owner fails to give voting instructions to the bank, broker or other nominee with respect to their shares, will not be considered present and entitled to vote at the special meeting for the purpose of determining the presence of a quorum.

If a quorum is not present or, subject to approval of the adjournment proposal by DigitalGlobe shareowners, if there are not sufficient votes for the approval of the merger proposal, DigitalGlobe expects that the special meeting will be adjourned to solicit additional proxies. At any subsequent reconvening of the special meeting, all proxies will be voted in the same manner as the manner in which such proxies could have been voted at the original convening of the special meeting, except for any proxies that have been validly revoked or withdrawn prior to the reconvened meeting.

Required Vote

Required Vote to Approve the Merger Proposal

Approval of the merger proposal requires the affirmative vote of the holders of a majority in voting power of the outstanding shares of DigitalGlobe common stock and DigitalGlobe preferred stock (on an as-converted to DigitalGlobe common stock basis), voting together as a single class, as of the record date. Therefore, if you do not submit a valid proxy or attend the special meeting to vote your shares of DigitalGlobe common stock and/or DigitalGlobe preferred stock, or if you abstain from voting or fail to instruct your broker, bank or other nominee how to vote your shares on the merger proposal, it will have the same effect as a vote “AGAINST” the merger proposal.

Required Vote to Approve the Advisory Compensation Proposal

Approval, on an advisory (non-binding) basis, of the advisory compensation proposal requires the affirmative vote of holders of a majority of the shares of DigitalGlobe common stock and DigitalGlobe preferred stock (on an as-converted to DigitalGlobe common stock basis), voting together as a single class that are present at the special meeting in person or by proxy and entitled to vote on the advisory compensation proposal. Therefore, if your shares of DigitalGlobe common stock or DigitalGlobe preferred stock are present at the special meeting but are not voted on the proposal, or if you abstain from voting on the advisory compensation proposal, each will have the same effect as a vote “AGAINST” the advisory compensation proposal. If you fail to submit a proxy or fail to attend the special meeting, or if you do not submit any instruction to your broker, bank or nominee, your shares of DigitalGlobe common stock or DigitalGlobe preferred stock will not be voted and will not be counted in determining the outcome of the advisory compensation proposal, assuming that a quorum is otherwise present. The vote on the advisory compensation proposal will not be binding on MDA, DigitalGlobe, their respective board of directors or any of their respective committees.

Required Vote to Approve the Adjournment Proposal

Approval of the adjournment proposal requires the affirmative vote of holders of a majority of the shares of DigitalGlobe common stock and DigitalGlobe preferred stock (on an as-converted to DigitalGlobe common stock basis), voting together as a single class that are present at the special meeting in person or by proxy and entitled to vote on the adjournment proposal. Therefore, if your shares of DigitalGlobe common stock or DigitalGlobe preferred stock are present at the special meeting but are not voted on the proposal, or if you abstain from voting on the adjournment proposal, each will have the same effect as a vote “AGAINST” the adjournment proposal. If you fail to submit a proxy or fail to attend the special meeting, or if you do not submit any instruction to your broker, bank or nominee, your shares of DigitalGlobe common stock or DigitalGlobe preferred stock will not be voted and will not be counted in determining the outcome of the adjournment proposal, assuming that a quorum is otherwise present.

Adjournment

In accordance with the DigitalGlobe bylaws, the special meeting may be adjourned by the DigitalGlobe shareowners entitled to vote at the special meeting present in person or by proxy thereat. If a quorum is not present or if there are not sufficient votes for the approval of the merger proposal, DigitalGlobe expects that the special meeting will be adjourned to solicit additional proxies. At any subsequent reconvening of the special meeting, all proxies will be voted in the same manner as the manner in which such proxies would have been voted at the original convening of the special meeting, except for any proxies that have been validly revoked or withdrawn prior to the reconvened meeting.

Voting by Directors and Executive Officers

As of the record date for the special meeting, the DigitalGlobe directors and executive officers had the right to vote approximately              shares of DigitalGlobe common stock, representing                percent of the shares of DigitalGlobe capital stock then outstanding and entitled to vote at the special meeting (with DigitalGlobe preferred stock calculated on an as-converted to DigitalGlobe common stock basis). As of the record date, no DigitalGlobe director or executive officer owns any shares of DigitalGlobe preferred stock. It is expected that the DigitalGlobe directors and executive officers who are DigitalGlobe shareowners will vote “FOR” the merger proposal, “FOR” the advisory compensation proposal and “FOR” the adjournment proposal, although none of them has entered into any agreement requiring them to do so. As of the record date, the directors and executive officers of MDA owned, in the aggregate, approximately              shares of DigitalGlobe common stock, representing less than         % of the shares of DigitalGlobe common stock and DigitalGlobe preferred stock then outstanding and entitled to vote at the special meeting. As of the record date, no MDA director or executive officer owns any shares of DigitalGlobe preferred stock.

Voting by Proxy or in Person

Voting and Submitting a Proxy for DigitalGlobe Common Stock or Preferred Stock Held by Holders of Record

If you were a holder of record of DigitalGlobe common stock or DigitalGlobe preferred stock at the close of business on the record date, you may vote your shares or, to ensure that your shares are represented at the special meeting, you may authorize a proxy to vote your shares by:

•	Internet, by going to the website shown on your proxy card and following the instructions outlined on the secured website using certain information provided on your proxy card, thereby authorizing a proxy to vote your shares.

•	Telephone, by using the toll-free number shown on your proxy card, or by following the instructions on your proxy card, thereby authorizing a proxy to vote your shares.

•	By Mail, if you received your proxy materials by mail; you may submit your written proxy by completing the proxy card enclosed with those materials and signing, dating and returning your proxy card by mail in the postage-paid envelope provided, which requires no additional postage if mailed in the United States, thereby authorizing a proxy to vote your shares.

•	In Person, by attending the special meeting and voting.

When you submit a proxy by telephone or the Internet, your proxy is recorded immediately. We encourage you to submit your proxy using these methods whenever possible. If you submit a proxy by telephone or the Internet, please do not return your proxy card by mail.

All shares of DigitalGlobe capital stock represented by each properly executed and valid proxy will be voted in accordance with the instructions given on the proxy. If a DigitalGlobe shareowner executes a proxy card without giving instructions, the DigitalGlobe capital stock represented by that proxy card will be voted “FOR” (a) the merger proposal, (b) the advisory compensation proposal and (c) the adjournment proposal.

Your vote is very important, regardless of the number of shares you own. Accordingly, please submit your proxy by telephone, the Internet or mail, whether or not you plan to attend the special meeting in person. Proxies submitted by telephone or the Internet must be received by 11:59 p.m. on July 26, 2017. A properly executed proxy card to vote your shares at the special meeting must be received prior to voting at the special meeting.

Voting and Submitting a Proxy for DigitalGlobe Common Stock and Preferred Stock Held in “Street Name”

If you hold your shares of DigitalGlobe common stock or DigitalGlobe preferred stock in “street name,” which means your shares are held of record by a bank, broker or other nominee, you must provide instructions to your bank, broker or nominee to direct how your shares are voted at the special meeting. Please follow the instructions provided by your bank, broker or other nominee regarding the voting of your shares of DigitalGlobe common stock and/or DigitalGlobe preferred stock. Unless your bank, broker or other nominee has discretionary authority to vote your shares, your bank, broker or other nominee may not vote your shares without voting instructions from you. In accordance with the rules of the NYSE, brokers who hold DigitalGlobe common stock or DigitalGlobe preferred stock in street name for their customers have authority to vote on “routine” proposals when they have not received instructions from beneficial owners, but are precluded from exercising their voting discretion with respect to non-routine matters. All of the proposals at the special meeting (i.e., the merger proposal, the advisory compensation proposal and the adjournment proposal) are expected to be considered non-routine proposals. As a result, absent voting instructions from the beneficial owner of such shares, brokers will not be empowered to vote such shares at the special meeting and we do not expect broker non-votes on any of the proposals at the special meeting. A broker non-vote occurs on an item when (i) a broker has discretionary authority to vote on at least one routine proposal at a meeting, but under stock exchange rules is not permitted to vote on other non-routine proposals without instructions from the beneficial owner of the shares and (ii) that broker exercises its discretionary authority on the routine proposal after the beneficial owner fails to provide such instructions, resulting in broker non-votes on each of the non-routine proposals.

If you fail to instruct your bank, broker or other nominee how to vote your shares, that failure will have the same effect as a vote “AGAINST” the merger proposal, but will have no effect on the advisory compensation proposal or the adjournment proposal, assuming a quorum is present.

If you hold shares through a broker, bank or other nominee and wish to vote your shares in person at the special meeting, you must obtain a legal proxy from your broker, bank or nominee and present it to the inspector of election with your ballot when you vote at the special meeting.

Revocability of Proxies and Changes to a DigitalGlobe Shareowner’s Vote

If you are a shareowner of record, you may revoke your proxy or change your vote by:

•	sending a written notice (bearing a date later than the date of the proxy) stating that you revoke your proxy to our Corporate Secretary, Daniel L. Jablonsky, in writing at 1300 West 120th Avenue, Westminster, Colorado 80234;

•	signing and returning a valid, later-dated proxy card by mail;

•	submitting a new proxy electronically via the Internet or by telephone; or

•	attending and voting in person at the special meeting (please note that your attendance at the special meeting will not, without voting, revoke any proxy that you have previously given).

If you choose to submit a later-dated proxy by telephone or the Internet to change your vote, you must do so by 11:59 p.m. on July 26, 2017. If you choose to submit a later-dated proxy card by mail to change your vote, your proxy card must be received before voting at the special meeting.

If your shares are held in “street name” by a broker, bank or other nominee, and you have directed such broker, bank or other nominee to vote your shares, you may change your vote by submitting new voting instructions to your broker, bank or nominee, or, if you have obtained a legal proxy from your broker, bank or nominee giving you the right to vote your shares, by attending the special meeting and voting in person.

Abstentions and Broker Non-Votes

An abstention occurs when a shareowner attends a meeting, either in person or by proxy, but abstains from voting. At the special meeting, abstentions will be counted in determining whether a quorum is present. Abstentions and a failure to vote your shares of DigitalGlobe capital stock (including the failure of a record owner to execute and return a proxy card and the failure of a beneficial owner of shares held in “street name” by a broker or other holder of record to give voting instructions to the broker or other holder of record) will have the same effect as a vote “AGAINST” the merger proposal. Additionally, abstentions and a failure to vote your DigitalGlobe capital stock, to the extent it is present at the special meeting in person or by proxy, will have the same effect as a vote “AGAINST” the advisory compensation proposal and the adjournment proposal. For shares of DigitalGlobe capital stock held in “street name,” only shares of capital stock affirmatively voted “FOR” the merger proposal will be counted as a vote in favor of such proposal.

If no instruction as to how to vote is given (including an instruction to abstain) in an executed, duly returned and not revoked proxy, the proxy will be voted “FOR” (a) the merger proposal, (b) the advisory compensation proposal and (c) the adjournment proposal. However, if you indicate that you wish to vote against the merger proposal, your shares will only be voted in favor of the advisory compensation proposal and the adjournment proposal if you indicate that you wish to vote in favor of such proposal(s).

If you hold your DigitalGlobe capital stock in a brokerage account and you do not provide voting instructions to your broker, your shares will not be voted on any proposal because under the current rules of the NYSE, brokers do not have discretionary authority to vote on any of the proposals. A broker non-vote occurs on an item when (i) a broker has discretionary authority to vote on at least one routine proposal at a meeting, but under stock exchange rules is not permitted to vote on other non-routine proposals without instructions from the beneficial owner of the shares and (ii) that broker exercises its discretionary authority on the routine proposal after the beneficial owner fails to provide such instructions, resulting in broker non-votes on each of the non-routine proposals. Since there are no items on the agenda that your broker has discretionary authority to vote upon, we do not expect there will be any broker non-votes at the special meeting.

Tabulation of Votes

In advance of the special meeting, the DigitalGlobe board of directors, by resolution, or the chairman of the board or president of DigitalGlobe will appoint an inspector of election for the special meeting who will count the votes. The inspector of election will, among other matters, determine the number of shares of DigitalGlobe common stock and DigitalGlobe preferred stock (on an as-converted to DigitalGlobe common stock basis) represented at the special meeting to confirm the existence of a quorum, determine the validity of all proxies and ballots and certify the results of voting on all proposals submitted to the DigitalGlobe shareowners.

Solicitation of Proxies; Expenses of Solicitation

DigitalGlobe will bear all costs and expenses in connection with the solicitation of proxies from its shareowners. In addition to the solicitation of proxies by mail, DigitalGlobe will request that banks, brokers and other record holders send proxies and proxy material to the beneficial owners of DigitalGlobe capital stock and secure their voting instructions, if necessary. DigitalGlobe will reimburse the banks, brokers and other record holders for their reasonable expenses in taking those actions. DigitalGlobe has also made arrangements with Innisfree M&A Incorporated to assist in soliciting proxies and in communicating with DigitalGlobe shareowners and estimates that it will pay them a fee of approximately $25,000 plus reasonable out-of-pocket fees and expenses for these services. Proxies may also be solicited by DigitalGlobe’s directors, officers and other employees through the mail or by telephone, the Internet, fax or other means, but no additional compensation will be paid to these persons.

Householding

The SEC has adopted a rule concerning the delivery of annual reports and proxy statements. It permits DigitalGlobe to send a single notice of meeting and, to the extent requested, a single set of this proxy statement/prospectus to any household at which multiple shareowners reside if DigitalGlobe believes they are members of the same family, until such time as DigitalGlobe receives contrary instructions. This rule is called “householding,” and its purpose is to help reduce printing and mailing costs of proxy materials. See the section entitled “Householding of Proxy Materials” for additional information.

A number of brokerage firms have instituted householding. If you and members of your household have multiple accounts holding DigitalGlobe capital stock, you may have received a householding notification from your broker. Please contact your broker directly if you have questions, require additional copies of this proxy statement/prospectus or wish to revoke your decision to household. These options are available to you at any time.

If you hold shares beneficially in street name, please contact your broker, bank or nominee directly if you have questions, or require additional copies of the notice of meeting or proxy statement/prospectus.

Other Information

As of the date of this proxy statement/prospectus, the DigitalGlobe board of directors knows of no other matters that will be presented for consideration at the special meeting other than as described in this proxy statement/prospectus. If any other matters properly come before the special meeting, or any adjournments of the special meeting, the enclosed proxies will give the individuals that DigitalGlobe shareowners name as proxies discretionary authority to vote the shares represented by these proxies as to any of these matters.

The matters to be considered at the special meeting are of great importance to DigitalGlobe shareowners. Accordingly, you are urged to read and carefully consider the information contained in or incorporated by reference into this proxy statement/prospectus and submit your proxy by telephone or the Internet or complete, date, sign and promptly return the enclosed proxy in the enclosed postage-paid envelope. If you submit your proxy by telephone or the Internet, you do not need to return the enclosed proxy card.

DigitalGlobe shareowners should not send stock certificates with their proxies. If approved, a letter of transmittal and instructions for the surrender of DigitalGlobe stock certificates will be mailed to DigitalGlobe shareowners shortly after the completion of the merger.

DigitalGlobe intends to announce the preliminary voting results at the special meeting. In addition, within four business days following certification of the final voting results, DigitalGlobe intends to file the final voting results with the SEC on a Current Report on Form 8-K.

Assistance

If you need assistance in completing your proxy card, have questions regarding the special meeting, or would like additional copies, without charge, of this proxy statement/prospectus, please contact:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

1-888-750-5834 (toll-free from the U.S. and Canada)

1-412-232-3651 (from other locations)

THE MERGER PROPOSAL

This section of the proxy statement/prospectus describes the various aspects of the merger and related matters. This section may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus and the documents incorporated by reference into this proxy statement/prospectus, including the full text of the merger agreement, a copy of which is attached to this proxy statement/prospectus as Annex A, for a more complete understanding of the merger. In addition, important business and financial information about each of DigitalGlobe and MDA is included in or incorporated by reference into this proxy statement/prospectus. For a listing of the documents incorporated by reference into this proxy statement/prospectus, see the section entitled “Where You Can Find Additional Information.”

As discussed throughout this proxy statement/prospectus, DigitalGlobe is asking the DigitalGlobe shareowners to approve and adopt the merger agreement.

As described in further detail in this section entitled “The Merger Proposal,” and the sections entitled “Questions and Answers About the Merger and the Special Meeting,” “Summary,” and “The Merger Agreement,” the DigitalGlobe board of directors has adopted a resolution (a) determining and declaring that the merger agreement is advisable and fair to, and in the best interests of, DigitalGlobe and its shareowners, (b) determining that the merger agreement and the transactions contemplated thereby, including the merger, taken together, are at a price and on terms that are in the best interests of DigitalGlobe and its shareowners, (c) approving and declaring advisable the merger agreement and the transactions contemplated thereby, including the merger, and (d) resolving, subject to the terms of the merger agreement, to recommend adoption of the merger agreement by the DigitalGlobe shareowners. The merger is subject to the satisfaction of the conditions set forth in the merger agreement, including, among others, the approval and adoption of the merger agreement by the DigitalGlobe shareowners holding a majority of the outstanding DigitalGlobe common stock and DigitalGlobe preferred stock (on an as-converted to DigitalGlobe common stock basis), voting together as a single class as of the record date at the special meeting. Accordingly, the approval of the merger proposal by the DigitalGlobe shareowners is a condition to the obligations of MDA and DigitalGlobe to complete the merger.

The DigitalGlobe board of directors recommends a vote “FOR” the merger proposal.

Transaction Structure

The merger agreement provides that, subject to the terms and conditions of the merger agreement, at the effective time, Merger Sub, an indirect wholly owned subsidiary of MDA, will merge with and into DigitalGlobe. As a result, DigitalGlobe will survive the merger as an indirect wholly owned subsidiary of MDA. The terms and conditions of the merger are contained in the merger agreement, which is described in this proxy statement/prospectus and attached to this proxy statement/prospectus as Annex A. You are encouraged to read the merger agreement carefully, as it is the legal document that governs the merger. All descriptions in this summary and elsewhere in this proxy statement/prospectus of the terms and conditions of the merger are qualified by reference to the merger agreement.

Merger Consideration

Under the terms of the merger agreement, if the merger is completed, each share of DigitalGlobe common stock outstanding immediately prior to the effective time (other than shares of DigitalGlobe common stock held directly or indirectly by MDA, DigitalGlobe or any of their respective subsidiaries and except for shares of DigitalGlobe common stock owned by holders who properly exercise their appraisal rights under the DGCL) will automatically be cancelled and converted into the right to receive (a) cash in an amount equal to US $17.50 and (b) 0.3132 of a validly issued, fully paid and non-assessable MDA common share, without interest and subject to any required withholding for taxes.

Each share of DigitalGlobe preferred stock issued and outstanding immediately prior to the effective time (other than shares of DigitalGlobe preferred stock held directly or indirectly by MDA, DigitalGlobe or any of their respective subsidiaries and except for shares of DigitalGlobe preferred stock owned by holders who properly exercise their appraisal rights under the DGCL) will be converted into the right to receive the merger consideration that the holder of such DigitalGlobe preferred stock would have been entitled to receive had such holder, immediately prior to the effective time, converted such DigitalGlobe preferred stock into DigitalGlobe common stock in accordance with the DigitalGlobe certificate of designation.

Based on the number of shares of DigitalGlobe common stock, shares of DigitalGlobe preferred stock, DigitalGlobe options and DigitalGlobe RSUs outstanding as of May 25, 2017, pursuant to the merger agreement, MDA would issue approximately 20,851,372 MDA common shares at the effective time to DigitalGlobe securityholders and would reserve for issuance approximately 600,930 MDA common shares, which will be issuable upon the vesting of the Converted RSUs following the effective time. The actual number of MDA common shares to be issued, and reserved for issuance, pursuant to the merger agreement will be determined immediately prior to the effective time based on the number of shares of DigitalGlobe common stock, shares of DigitalGlobe preferred stock, DigitalGlobe options and DigitalGlobe RSUs outstanding at such time. Based on the number of shares of DigitalGlobe common stock, shares of DigitalGlobe preferred stock, DigitalGlobe options and DigitalGlobe RSUs outstanding as of May 25, 2017, and the number of MDA common shares outstanding as of May 25, 2017, immediately after completion of the merger former securityholders of DigitalGlobe would own approximately 37.1% of the then outstanding MDA common shares (assuming the issuance of the 600,930 MDA common shares expected to be reserved for issuance in respect of Converted RSUs).

Based on the closing price of MDA common shares on the TSX on February 16, 2017, the last full trading day prior to media reports that DigitalGlobe and MDA were in merger discussions, the per share value of DigitalGlobe common stock implied by the merger consideration was $35.00 (converted to U.S. dollars using a Canadian dollar-to-U.S. dollar exchange rate of 0.7612). Based on the closing price of shares of DigitalGlobe common stock on the NYSE on                     , the most recent practicable date prior to the date of this proxy statement/prospectus, the per share value of DigitalGlobe common stock implied by the merger consideration was $             (converted to U.S. dollars based on the Bank of Canada’s daily average Canadian dollar-to-U.S. dollar exchange rate on the applicable date). The implied value of the merger consideration will fluctuate, however, as the market price of MDA common shares fluctuates, because the stock consideration that is payable per share of DigitalGlobe common stock is a fixed fraction of an MDA common share. As a result, the value of the stock consideration that DigitalGlobe shareowners will receive upon the completion of the merger could be greater than, less than or the same as the value of the stock consideration on the date of this proxy statement/prospectus or at the time of the special meeting. Accordingly, you are encouraged to obtain current stock price quotations for DigitalGlobe common stock and MDA common shares before deciding how to vote with respect to the merger proposal. DigitalGlobe common stock trades on the NYSE under the ticker symbol “DGI” and MDA common shares trade on the TSX under the ticker symbol “MDA.” The price of DigitalGlobe common stock on the NYSE is reported in U.S. dollars, while the price of MDA common shares on the TSX is reported in Canadian dollars.

Background of the Merger

As part of DigitalGlobe’s ongoing consideration and evaluation of its long-term strategic goals and plans, DigitalGlobe management and the DigitalGlobe board of directors periodically review, consider and assess DigitalGlobe’s operations and financial performance, as well as overall industry conditions and their impact on DigitalGlobe’s strategic goals and plans. This review includes, among other items, potential opportunities for business combinations, acquisitions and other financial and strategic alternatives.

The merger and the terms of the merger agreement are the result of arm’s length negotiations conducted between representatives of MDA, DigitalGlobe and their respective legal and financial advisors. The following is a summary of the principal events, meetings, negotiations and actions among the parties leading up to the execution and public announcement of the merger agreement.

In September and October of 2015, representatives of Barclays, at the request of the DigitalGlobe board of directors and in response to inquiries from financial sponsors, contacted four financial sponsors to gauge their interest in a potential acquisition of DigitalGlobe. During this time, a fifth financial sponsor independently contacted DigitalGlobe to engage in a preliminary discussion regarding a potential acquisition of DigitalGlobe. On October 22, 2015, the DigitalGlobe board of directors determined to terminate all such discussions after considering, among other matters, the then current trading price of DigitalGlobe common stock and DigitalGlobe’s standalone business plan. Following the termination of these discussions, the DigitalGlobe board of directors and management continued to execute DigitalGlobe’s standalone business plan.

On October 13, 2016, Howard L. Lance, MDA’s President and Chief Executive Officer, contacted Jeffrey R. Tarr, DigitalGlobe’s President and Chief Executive Officer, by telephone to gauge DigitalGlobe’s interest in meeting to discuss a potential combination of MDA and DigitalGlobe. Mr. Tarr promptly communicated MDA’s indication of interest to members of the DigitalGlobe board of directors individually.

Shortly thereafter, DigitalGlobe contacted PJT Partners as a potential financial advisor to DigitalGlobe, and invited PJT Partners to present to the DigitalGlobe board of directors at its October 20, 2016 meeting.

On October 20, 2016, the DigitalGlobe board of directors held a regularly scheduled meeting. Representatives of O’Melveny, DigitalGlobe’s outside legal counsel, and PJT Partners were also present at the meeting. The DigitalGlobe board of directors discussed the October 13, 2016 conversation between Messrs. Lance and Tarr, as well as a range of other potential strategic alternatives, including whether any other strategic parties may have an interest in a business combination with DigitalGlobe and the likelihood that a financial sponsor would be able to make a competitive bid for DigitalGlobe. Representatives of PJT Partners provided the DigitalGlobe board of directors with information on MDA, discussed other potential acquirers of DigitalGlobe, and advised that, in their judgment, based in part on DigitalGlobe’s prior experience, most financial sponsors would find it challenging to make a premium bid for DigitalGlobe. Extensive discussion by the DigitalGlobe board of directors then ensued. Following this discussion, the DigitalGlobe board of directors authorized management to engage in preliminary discussions with MDA regarding a potential business combination. The DigitalGlobe board of directors also approved the engagement of PJT Partners as a financial advisor to DigitalGlobe, subject to negotiation by management of an acceptable engagement letter with PJT Partners.

On October 20, 2016, Mr. Tarr advised Mr. Lance that the DigitalGlobe board of directors had authorized Mr. Tarr to engage in preliminary discussions with MDA regarding a potential combination of MDA and DigitalGlobe. Messrs. Lance and Tarr agreed to meet in person on October 26, 2016.

On October 26, 2016, Messrs. Lance and Tarr met in person to discuss the strategic rationale for a business combination between MDA and DigitalGlobe, though MDA made no proposal regarding a potential business combination with DigitalGlobe at this time. During the meeting, Mr. Tarr requested that MDA provide DigitalGlobe with additional information regarding the potential business combination, including proposed terms for a business combination, regulatory approvals required by a business combination, potential customer reactions, synergies and the proposed timing. Mr. Lance agreed to provide the requested information within a month. Mr. Tarr promptly updated members of the DigitalGlobe board of directors individually regarding this meeting.

On October 29, 2016, Mr. Tarr called Mr. Lance to reiterate his request from their October 26, 2016 meeting that the proposal address the proposed terms for a business combination, the regulatory approvals required by a business combination, the potential customer reactions, synergies and the proposed timing. Mr. Lance advised Mr. Tarr that he would work with his advisors to put together a proposal in the coming weeks.

On November 20, 2016, Mr. Lance met with Mr. Tarr and once again conveyed the strategic rationale for MDA to combine with DigitalGlobe, including the two companies’ complementary business profiles and diversification prospects, the meaningful opportunity for synergies and the value creation that would result from the potential combination. Mr. Lance provided Mr. Tarr with a presentation on MDA, which included a non-binding indication of interest to merge with DigitalGlobe in an all-stock transaction at no premium to the trading price of DigitalGlobe common stock at the time of the announcement of the transaction. Mr. Lance provided Mr. Tarr with MDA’s preliminary assessment of regulatory considerations and also expressed a potential willingness to explore alternative consideration formulations, including a mix of cash and stock at up to a ten percent premium to the trading price of DigitalGlobe common stock. Mr. Tarr indicated DigitalGlobe’s need for deal certainty, including a regulatory termination fee in favor of DigitalGlobe and a public commitment by MDA to domicile the ultimate parent of DigitalGlobe in the United States within a reasonable time in the future. Mr. Tarr promptly communicated MDA’s indication of interest to members of the DigitalGlobe board of directors individually.

On November 25, 2016, Mr. Lance contacted Mr. Tarr and reiterated a willingness to consider a cash and stock transaction structure that would include a control premium (but did not specify an amount). Following the conversation between Messrs. Lance and Tarr, representatives of Merrill Lynch, Pierce, Fenner & Smith Incorporated, which we refer to as “BofA Merrill Lynch”, financial advisor to MDA, called representatives of PJT Partners to follow up on this conversation. Mr. Tarr promptly communicated his conversation with Mr. Lance to members of the DigitalGlobe board of directors individually.

On November 27, 2016, DigitalGlobe held a special meeting of its board of directors. Also present were representatives of O’Melveny and PJT Partners. Mr. Tarr led the DigitalGlobe board in a discussion of recent developments and discussions between DigitalGlobe and MDA. Representatives of PJT Partners provided their views on MDA’s November 20, 2016 all-stock proposal, as well as MDA’s financial capacity to include cash in the proposed transaction so as to offer a control premium while maintaining MDA as the acquiring entity. Representatives of PJT Partners also summarized recent discussions with representatives of BofA Merrill Lynch regarding potential synergies and constraints on the amount of cash consideration and premium MDA could offer. The DigitalGlobe board of directors discussed potential regulatory considerations that could arise in a transaction with MDA and the importance of a public commitment by MDA to domicile the ultimate parent of DigitalGlobe in the United States within a reasonable time in the future. The DigitalGlobe board of directors and representatives of PJT Partners discussed and considered other potential business combination partners for DigitalGlobe, including both strategic parties and financial sponsor parties and the representatives of PJT Partners stated that, in their judgment, based in part on DigitalGlobe’s prior experience, a financial sponsor likely could not be competitive with the potential strategic bidders. Also at this meeting, representatives of O’Melveny reviewed with the DigitalGlobe board of directors its fiduciary duties with respect to the MDA proposal. After extensive additional discussion among the directors, the DigitalGlobe board of directors directed Mr. Tarr to respond to Mr. Lance that MDA’s November 20, 2016 proposal was not acceptable to DigitalGlobe and to encourage MDA to improve its proposal to include a control premium, to provide that a meaningful portion of the consideration be paid in cash and to also consider making a public commitment at the time of any proposed transaction announcement with respect to its plan to domicile the ultimate parent of DigitalGlobe in the United States within a reasonable time in the future.

On November 29, 2016, Mr. Tarr informed Mr. Lance that the DigitalGlobe board of directors was receptive to combining the two companies, but not on the terms of MDA’s November 20, 2016 indication of interest. Mr. Tarr advised that the DigitalGlobe board of directors would require a control premium and a meaningful portion of the consideration to be paid in cash. Messrs. Lance and Tarr agreed to discuss the matter further later that week and Mr. Lance indicated that MDA would work to convey a revised proposal to Mr. Tarr by December 2, 2016.

On November 29, 2016, representatives of PJT Partners reiterated the message that Mr. Tarr conveyed to Mr. Lance on November 29, 2016, to representatives of BofA Merrill Lynch, including the need for any revised MDA proposal to include a meaningful cash component and premium to the trading price of DigitalGlobe common stock, and also conveyed that DigitalGlobe would need a public commitment from MDA regarding its plan to domicile the ultimate parent of DigitalGlobe in the United States within a reasonable time in the future.

On December 2, 2016, Messrs. Lance and Tarr met in person and Mr. Lance orally delivered MDA’s proposal to acquire DigitalGlobe at a 15% premium to the trading price of DigitalGlobe common stock at the time of announcement of the transaction (based on a measurement period to be determined by the parties), to be paid in MDA common shares and cash. Pursuant to this proposal, the surviving entity of the transaction would be a Canadian holding company, dual-listed on securities exchanges in the United States and Canada. Mr. Tarr informed Mr. Lance that the DigitalGlobe board of directors would meet to consider the proposal. At the meeting, Messrs. Lance and Tarr also briefly discussed the various regulatory approvals that would be required before any transaction could be consummated. Additionally, Mr. Lance reserved MDA’s right to revise its proposal after conducting further due diligence on DigitalGlobe.

On December 6, 2016, DigitalGlobe held a special meeting of the board of directors, with representatives of PJT Partners and O’Melveny present, at which time Mr. Tarr and representatives of PJT Partners led the DigitalGlobe board of directors in discussions regarding the revised December 2, 2016 indication of interest from MDA. Representatives of PJT Partners compared MDA’s revised indication of interest to MDA’s original November 20, 2016 proposal, presented certain financial projections prepared by DigitalGlobe management and reviewed alternative valuation methodologies for assessing the value of DigitalGlobe. Also at this meeting, representatives of PJT Partners presented to the DigitalGlobe board of directors a list of potential strategic parties that may be interested in a business combination transaction with DigitalGlobe. After extensive discussion, the DigitalGlobe board of directors and representatives of PJT Partners identified the four potential strategic parties (Parties A, B, C and D, in each case defined below), which they collectively believed to be most likely to be interested in, and able to consummate, a business combination with DigitalGlobe, for potential inclusion in outreach efforts to assess whether a superior proposal was reasonably available to DigitalGlobe. Also discussed at this meeting was a potential strategic investor (“Party E”), which representatives of PJT Partners considered to be more likely interested in a strategic investment in DigitalGlobe rather than a business combination transaction or acquisition. Extensive discussion then ensued among the directors. At the conclusion of this meeting, the DigitalGlobe board of directors unanimously determined to continue discussions with MDA, to reach out at the appropriate time to one or more of Parties A, B, C and D (with the first of such parties, a strategic party (“Party A”), to be contacted by Mr. Tarr following this meeting), and to form a transactions committee of the DigitalGlobe board of directors consisting of Mr. Eddy Zervigon, who served as Chairman of the Transactions Committee, Mr. Nick Cyprus and Mr. Larry Hough (the “Transactions Committee”) to assist the DigitalGlobe board of directors in its review of the strategic alternatives available to DigitalGlobe.

On December 6, 2016, Mr. Tarr called Mr. Lance to advise him that the DigitalGlobe board of directors had considered the MDA proposal and had authorized DigitalGlobe management to negotiate and enter into a mutual confidentiality agreement and engage in a mutual due diligence review process with MDA. Representatives of PJT Partners, on behalf of DigitalGlobe, delivered a draft mutual nondisclosure agreement to representatives of BofA Merrill Lynch (which nondisclosure agreement included a customary standstill provision that would automatically terminate upon DigitalGlobe’s entry into a merger agreement with a third party). Messrs. Lance and Tarr agreed to hold management meetings on December 20 and 21, 2016.

On December 8, 2016, Mr. Tarr contacted a representative of a Party A to invite Party A to consider whether it would be interested in exploring a potential business combination with DigitalGlobe. The representative of Party A informed Mr. Tarr that he would discuss the matter internally and follow-up with Mr. Tarr.

On December 8, 2016, on behalf of MDA, representatives of BofA Merrill Lynch delivered a revised mutual nondisclosure agreement to representatives of PJT Partners, which included a mutual exclusivity undertaking by MDA and DigitalGlobe. Subsequently on December 8, 2016, after discussion with DigitalGlobe and representatives of O’Melveny, representatives of PJT Partners delivered a further revised mutual nondisclosure agreement to MDA, which, among other things, removed the mutual exclusivity undertaking. Representatives of PJT Partners subsequently confirmed to representatives of BofA Merrill Lynch DigitalGlobe’s position that it would not agree to a mutual exclusivity undertaking. In a subsequent discussion between the parties, Mr. Lance requested that Mr. Tarr commit that DigitalGlobe would not contact other potential interested parties while it was engaged in discussions with MDA. Mr. Tarr responded that he could not make that commitment.

On December 9, 2016, BofA Merrill Lynch and PJT Partners discussed arranging a due diligence session for the parties and their respective outside legal counsel, to be held the following week.

On December 12, 2016, the DigitalGlobe Transactions Committee held a meeting with representatives of PJT Partners and O’Melveny present. At this meeting, Mr. Tarr led the Transactions Committee in a discussion of recent developments with MDA, including negotiations of the MDA nondisclosure agreement and the proposed exclusivity undertaking, as well as Mr. Tarr’s December 8, 2016 discussion with a representative of Party A. The Transactions Committee discussed these matters and then directed Mr. Tarr and PJT Partners to reiterate to MDA that DigitalGlobe was not prepared to agree to an exclusivity undertaking with MDA. At this meeting, the Transactions Committee also discussed the possibility of soliciting other strategic parties in addition to Party A. Following the meeting, Mr. Tarr and Mr. Lance spoke by telephone regarding the benefits of a strategic combination of DigitalGlobe and MDA, and also discussed logistics for mutual diligence meetings.

From December 12 through December 14, 2016, representatives of O’Melveny and Vinson & Elkins, MDA’s outside counsel, further negotiated the terms of the mutual nondisclosure agreement, which agreement was entered into by DigitalGlobe and MDA on December 14, 2016. The nondisclosure agreement did not contain an exclusivity undertaking by either party.

On December 14, 2016, representatives of senior management of each of DigitalGlobe and MDA had a call to discuss certain preliminary due diligence matters, including required regulatory approvals for the proposed transaction and MDA’s pending Security Control Agreement with the U.S. Department of Defense.

On December 15, 2016, Mr. Tarr had a call with a representative of Party A, where such representative indicated that Party A was not likely to pursue a potential business combination with DigitalGlobe, but that Party A would continue to consider the opportunity.

On December 17, 2016, General Howell M. Estes III, Chairman of the DigitalGlobe board of directors, contacted a representative of another strategic party (“Party B”) to discuss a potential business combination with DigitalGlobe. Also on December 17, 2016, representatives of PJT Partners contacted certain other representatives of Party B regarding the potential for a business combination between the parties.

On December 20 and 21, 2016, representatives of senior management of each of MDA and DigitalGlobe met to provide each other with an overview of their respective businesses and operations. Representatives of each of BofA Merrill Lynch and PJT Partners also participated in this meeting.

On December 21, 2016, Party B separately informed General Estes and representatives of PJT Partners that Party B was not interested in a potential business combination with DigitalGlobe. Party B stated that it did not believe it could offer the DigitalGlobe shareowners a premium over the then current trading price per share of DigitalGlobe common stock and also expressed concern regarding Party B’s ability to successfully integrate and manage DigitalGlobe’s commercial business operations.

On December 22, 2016, a representative of PJT Partners contacted a representative of another strategic party (“Party C”) regarding a potential business combination with DigitalGlobe. Representatives of Party C indicated that Party C would review DigitalGlobe’s publicly available information and respond promptly if it was interested in seeking additional information.

On December 22, 2016, a representative of PJT Partners contacted a representative of another strategic party (“Party D”) to assess its interest in a potential business combination with DigitalGlobe. The representative from Party D indicated that Party D would review DigitalGlobe’s publicly available materials and respond to PJT Partners in early January 2017.

On December 22, 2016, the DigitalGlobe Transactions Committee held a meeting, with representatives of PJT Partners and O’Melveny present, at which meeting Mr. Tarr and representatives of PJT Partners updated the

Transactions Committee on conversations with Parties A, B, C and D, as well as the recent communications with MDA. Mr. Tarr informed the Transactions Committee that MDA expected to obtain approval to either affirm or revise MDA’s December 2, 2016 oral indication of interest at a meeting of the MDA board of directors to be held during the week of January 23, 2017.

On December 22, 2016, DigitalGlobe closed a refinancing transaction in which it terminated its existing credit agreement and entered into a $1.275 billion senior secured term loan facility and a $200 million senior secured revolving credit facility. The refinancing transaction, including the subsequent tender for, and redemption of, DigitalGlobe’s outstanding 5.25% Senior Notes, reduced the interest rate and extended the maturities on DigitalGlobe’s indebtedness.

During the weeks of January 2nd, 9th, and 16th, 2017, members of the management teams and financial advisors of each of DigitalGlobe and MDA held several calls to discuss the potential synergies arising from a combination of DigitalGlobe and MDA, as well as MDA’s commitment to domicile the ultimate parent of DigitalGlobe in the United States within a reasonable time in the future.

On January 4, 2017, representatives of DigitalGlobe and Party C negotiated a nondisclosure agreement (which nondisclosure agreement included a customary standstill provision that automatically terminated upon DigitalGlobe’s entry into the merger agreement), which the parties subsequently entered into on January 7, 2017.

On January 9, 2017, members of the management team of DigitalGlobe and representatives of PJT Partners met with representatives of Party C. At this meeting, the DigitalGlobe management team made a presentation to Party C regarding the DigitalGlobe business. Representatives of PJT Partners requested that if Party C was interested in pursuing a business combination with DigitalGlobe, Party C should provide DigitalGlobe with a written, non-binding indication of interest by January 20, 2017.

On January 9, 2017, a representative of PJT Partners had a call with a representative of Party A, during which conversation the Party A representative advised PJT Partners that Party A would further discuss the potential business combination opportunity internally and follow up with PJT Partners.

On January 9 and 10, 2017, DigitalGlobe and Party D negotiated the terms of a nondisclosure agreement (which nondisclosure agreement included a customary standstill provision that automatically terminated upon DigitalGlobe’s entry into the merger agreement), which the parties subsequently entered into on January 10, 2017.

On January 10, 2017, DigitalGlobe and Party C held a follow-up meeting regarding the potential business combination of Party C and DigitalGlobe.

On January 11, 2017, the management team of MDA met with the management team of DigitalGlobe to conduct financial and human resources diligence on DigitalGlobe. Representatives of each of BofA Merrill Lynch and PJT Partners also participated in these meetings.

On January 12, 2017, members of the management team of DigitalGlobe along with representatives of PJT Partners, met with representatives of Party D. During this meeting, the DigitalGlobe management team made a presentation to Party D regarding the DigitalGlobe business. Representatives of PJT Partners requested that if Party D was interested in pursuing a business combination with DigitalGlobe that Party D provide DigitalGlobe with a written, non-binding indication of interest by January 20, 2017.

On January 12, 2017, the electronic data room for DigitalGlobe was opened to representatives of MDA and its respective advisors.

On January 13, 2017, the DigitalGlobe Transactions Committee held a meeting, with representatives of O’Melveny and PJT Partners present, at which meeting Mr. Tarr and representatives of PJT Partners updated the Transactions Committee on discussions and meetings with MDA, Party A, Party B, Party C and Party D.

On January 16, 2017, members of the management team of DigitalGlobe, along with representatives of PJT Partners, spoke with representatives of Party D by telephone for a follow-up financial diligence meeting.

On January 17, 2017, a representative of Party A contacted PJT Partners to set up a meeting between the management teams of Party A and DigitalGlobe regarding interest in a potential acquisition of DigitalGlobe.

On January 17, 2017, a representative of Party C informed DigitalGlobe that Party C was not interested in pursuing further discussions with DigitalGlobe regarding a strategic business combination as it did not believe that it could offer the DigitalGlobe shareowners a premium over the then current trading price per share of DigitalGlobe common stock, nor was a business combination in line with its strategic priorities.

On January 19, 2017, a representative of Party D informed DigitalGlobe that Party D was not interested in pursuing further discussions with DigitalGlobe regarding a strategic business combination because, in part, Party D was concerned about its ability to successfully integrate and manage DigitalGlobe’s commercial business operations and because Party D could not offer the DigitalGlobe shareowners a premium over the then current trading price per share of DigitalGlobe common stock.

On January 22, 2017, Messrs. Lance and Tarr spoke by phone and Mr. Lance delivered a revised, non-binding oral indication of interest to acquire DigitalGlobe at a 15% premium to the trading price of DigitalGlobe common stock at the time of announcement of the transaction (based on a measurement period to be determined by the parties), to be paid in MDA common shares and a cash component based on 4.0x net leverage for the pro forma combined entity (calculated as estimated pro forma debt minus estimated pro forma cash, divided by estimated pro forma last twelve months (LTM) earnings before interest, tax, depreciation and amortization (EBITDA)) at the then-estimated time of closing of the transaction. As with MDA’s December 2, 2016 proposal, the surviving entity of the transaction would be a Canadian holding company dual-listed on securities exchanges in the United States and Canada. Mr. Tarr promptly communicated this January 22, 2017 revised MDA proposal to members of the DigitalGlobe board of directors individually and provided an update on recent discussions with each of Party A, Party C and Party D.

On January 24, 2017, members of MDA’s management team, along with MDA’s outside tax advisors, participated in a call with members of DigitalGlobe’s management team and representatives of each of PJT Partners and O’Melveny for preliminary discussions regarding tax considerations relating to MDA’s commitment to domicile the ultimate parent of DigitalGlobe in the United States within a reasonable time in the future, which MDA suggested would be by the end of 2019.

On January 25, 2017, DigitalGlobe and Party A entered into a nondisclosure agreement (which nondisclosure agreement included a customary standstill provision that automatically terminated upon DigitalGlobe’s entry into the merger agreement).

On January 26, 2017, members of the management teams and financial advisors of DigitalGlobe and MDA met to conduct financial diligence on MDA.

On January 26, 2017, after discussions with members of the DigitalGlobe board of directors and each of the members of the Transactions Committee, Mr. Tarr called Mr. Lance to reject MDA’s January 22, 2017 proposal and communicate that such proposal was viewed by DigitalGlobe as inferior to MDA’s December 2, 2016 indication of interest.

On January 26, 2017, representatives of PJT Partners contacted representatives of Party E to assess its interest in a potential equity investment in DigitalGlobe.

On January 26, 2017, the DSS executed the Security Control Agreement with MDA and Holdings, establishing a formal, agreed-upon structure to mitigate foreign ownership, control or influence (“FOCI”) issues associated with MDA’s ownership of Holdings. The Security Control Agreement was the result of many months of negotiations and discussions between DSS, MDA and Holdings. The Security Control Agreement allows Holdings and its U.S. subsidiaries to hold facility security clearances to perform classified work for the U.S. Government.

On January 26, 2017, the Transactions Committee held a meeting, with representatives of PJT Partners and O’Melveny present, at which meeting Mr. Tarr led the Transactions Committee in discussions regarding the status of discussions with strategic parties and informed the Transactions Committee that Party C and Party D had ceased discussions with DigitalGlobe. Representatives of PJT Partners reviewed with the Transactions Committee PJT Partners’ conversations with representatives of Party E and Mr. Tarr indicated that DigitalGlobe’s management team was preparing for a meeting with Party E to assist Party E as it considered a strategic equity investment in DigitalGlobe. Extensive discussion then ensued among the directors. Also at this meeting, the Transactions Committee approved the engagement of Barclays as an additional financial advisor to DigitalGlobe, subject to negotiation by management of an acceptable engagement letter with Barclays. Among other reasons for engaging Barclays, the Transactions Committee was of the opinion that Barclays would be well-suited to advise on MDA’s business.

On January 27, 2017, Mr. Lance called Mr. Tarr and delivered a final proposal to acquire DigitalGlobe for a combination of $17.50 in cash and MDA common shares equal to $17.50, per share of DigitalGlobe common stock, as determined by the trading price of MDA common shares at the time of announcement of the transaction (based on a measurement period to be determined by the parties). Mr. Tarr informed Mr. Lance that he expected the DigitalGlobe board of directors would meet that weekend to consider MDA’s revised proposal. Mr. Tarr promptly communicated MDA’s revised proposal to members of the DigitalGlobe board of directors individually.

On January 27, 2017, members of the management team of DigitalGlobe and representatives of PJT Partners met with Party A and made a presentation regarding the DigitalGlobe business.

On January 28, 2017, the Transactions Committee held a meeting, with representatives of each of O’Melveny, Barclays and PJT Partners present, at which meeting Mr. Tarr updated the Transactions Committee on the status of discussions with MDA, Party A and Party E. In addition, representatives of PJT Partners reviewed for the Transactions Committee the terms of MDA’s January 27, 2017 proposal.

On January 29, 2017, the DigitalGlobe board of directors held a meeting, with representatives of each of O’Melveny, Barclays and PJT Partners present, at which meeting representatives of PJT Partners reviewed with the board of directors a history of the discussions with MDA, Party A, Party B, Party C, Party D and Party E, and presented to the board of directors a comparison of MDA’s January 27, 2017 proposal and its previous proposals, including discussions of the implied consideration and premiums, and key assumptions related to financial projections and the proposed combination of MDA and DigitalGlobe. Representatives of O’Melveny reviewed with the DigitalGlobe board of directors its fiduciary duties in connection with a proposed transaction, its confidentiality obligations, and certain regulatory reviews and approvals that would be required by the proposed transaction with MDA. The DigitalGlobe board of directors also discussed alternatives to a transaction with MDA and the other strategic parties, including continuing as a standalone business. At the conclusion of the meeting, after extensive discussion among the directors, the DigitalGlobe board of directors unanimously determined that management should continue to engage with MDA to explore a potential combination with MDA on the basis of the terms set forth in MDA’s January 27, 2017 revised oral proposal.

On January 30, 2017, Mr. Tarr informed Mr. Lance that the DigitalGlobe board of directors had expressed interest in MDA’s revised proposal, subject to negotiation of definitive documentation and completion of due diligence. Later that day, Mr. Lance, William McCombe, Senior Vice President, Chief Financial Officer and Treasurer of Holdings, and Michelle Kley, Senior Vice President, Chief Legal and Compliance Officer of Holdings, spoke by telephone with Mr. Tarr, Gary W. Ferrera, Executive Vice President and Chief Financial Officer of DigitalGlobe and Daniel Jablonsky, DigitalGlobe’s Senior Vice President and General Counsel, to discuss transaction logistics, including continuing due diligence.

On January 29 and 30, 2017, calls between executives of DigitalGlobe and MDA were held to discuss MDA’s commitment to domicile the ultimate parent of DigitalGlobe in the United States by the end of 2019, the timing and process for regulatory reviews and approvals, next steps regarding a draft merger agreement and certain tax matters.

On January 31, 2017, the electronic data room for MDA was opened to representatives of DigitalGlobe and its advisors.

On January 31, 2017, representatives of O’Melveny, on behalf of DigitalGlobe, contacted representatives of Vinson & Elkins and Stikeman, on behalf of MDA, to relay certain high-level expectations DigitalGlobe had for the proposed transaction and the merger agreement, including with respect to structure, scope of representations and warranties, covenants and deal protections, the expectation to have committed financing with no financing condition, DigitalGlobe’s expectation for a substantial reverse termination fee if regulatory approvals were not obtained, the importance to DigitalGlobe of MDA’s commitment to domicile the ultimate parent of DigitalGlobe in the United States by the end of 2019, proportionate representation of DigitalGlobe directors on the MDA board of directors and its committees, the importance of deal certainty and limited conditionality to the DigitalGlobe board of directors and the Transactions Committee, and DigitalGlobe’s plans to consider adoption of an exclusive forum bylaw provision. O’Melveny also raised some due diligence questions about MDA’s commitment to domicile the ultimate parent of DigitalGlobe in the United States by the end of 2019, the plan for dual-listing of MDA common shares on the TSX and a U.S. securities exchange and the form of registration statement that MDA would use with respect to the shares issued as consideration in the proposed transaction.

On the evening of January 31, 2017, Messrs. Tarr and Lance met to discuss the potential transaction, including the composition of the MDA board of directors following the closing of the potential transaction and MDA’s commitment to domicile the ultimate parent of DigitalGlobe in the United States by the end of 2019.

On January 31, 2017, members of the DigitalGlobe management team met with employees of Party E to discuss an equity investment by Party E in DigitalGlobe.

On February 1, 2017, members of the DigitalGlobe management team had an additional meeting with a principal of Party E to discuss an equity investment by Party E in DigitalGlobe.

On February 1, 2017, representatives of Vinson & Elkins and O’Melveny discussed regulatory considerations in connection with an acquisition of DigitalGlobe by MDA.

On February 1, 2017, Messrs. Tarr and Lance discussed the structure of the proposed acquisition and the anticipated timing thereof.

On February 1, 2017, DigitalGlobe entered into a nondisclosure agreement with Party E (which nondisclosure agreement included a customary standstill provision that automatically terminated upon DigitalGlobe’s entry into the merger agreement).

On February 2, 2017, Messrs. Tarr and Lance exchanged email correspondence regarding MDA’s proposed acquisition of DigitalGlobe and the timing for MDA’s commitment to domicile the ultimate parent of DigitalGlobe in the United States. Messrs. Tarr and Lance spoke by telephone on February 3, 2017 regarding the same topics.

On February 2 and 4, 2017, representatives of O’Melveny and Vinson & Elkins had calls to discuss diligence and regulatory matters.

During the week of February 6, 2017, the parties and their respective advisors continued their respective due diligence reviews of the other party, and over the weekend of February 10-12, 2017, each party provided the other with access to certain of its material contracts for the other to review.

On February 6, 2017, members of the management team of DigitalGlobe met with representatives of Party A for an additional diligence session.

On February 6, 2017, the Transactions Committee held a meeting, with representatives of each of O’Melveny, Barclays and PJT Partners present, at which meeting representatives of PJT Partners updated the Transactions Committee on the status of discussions with MDA, Party A and Party E. Also at this meeting, representatives of Barclays reviewed for the Transactions Committee certain information regarding MDA, including with respect to its business units, the commercial satellite business, and preliminary financial analyses of MDA. The Transactions Committee was also provided with the MDA Forecasts and the DigitalGlobe Revised MDA Forecasts. Representatives of PJT Partners and Barclays presented their respective preliminary financial analyses of an acquisition of DigitalGlobe by MDA to the Transactions Committee and extensive discussion ensued. Representatives of O’Melveny updated the Transactions Committee regarding the regulatory approvals that may be required in connection with the transaction, including in the United States. Also at this meeting, the key terms of the draft engagement letters with each of PJT Partners and Barclays and the relationship disclosures made by each of PJT Partners and Barclays were reviewed by the Transactions Committee.

On February 8, 2017, representatives of Vinson & Elkins, on behalf of MDA, distributed an initial draft merger agreement to O’Melveny, which initial draft did not provide for a regulatory termination fee payable to DigitalGlobe if certain required regulatory approvals were not obtained.

On February 8, 2017, the Transactions Committee held a meeting, with representatives of each of O’Melveny, Barclays and PJT Partners present, at which meeting Mr. Tarr updated the Transactions Committee on discussions with Mr. Lance regarding MDA’s commitment to domicile the ultimate parent of DigitalGlobe in the United States by the end of 2019. Also at this meeting, representatives of PJT Partners updated the Transactions Committee on discussions with Party A and Party E and representatives of Barclays updated the Transaction Committee on their review of the MDA business. In addition, DigitalGlobe management and the Transactions Committee discussed DigitalGlobe’s need for deal certainty in connection with the potential transaction with MDA, including the need for a regulatory termination fee payable to DigitalGlobe upon a failure to receive the necessary regulatory approvals and a public commitment from MDA to domicile the ultimate parent of DigitalGlobe in the United States by the end of 2019. At the conclusion of the meeting, the Transactions Committee reviewed the proposed engagement letters for each of PJT Partners and Barclays and unanimously authorized and approved the execution of each such engagement letter by DigitalGlobe.

During the afternoon of February 8, 2017, a representative of Party A informed a representative of PJT Partners that Party A was not interested in pursuing further discussions with DigitalGlobe regarding a potential acquisition of DigitalGlobe as it did not believe that it could offer the DigitalGlobe shareowners a premium over the then current trading price per share of DigitalGlobe common stock.

On February 9, 2017, DigitalGlobe held a meeting of its board of directors, with representatives of each of O’Melveny, Barclays and PJT Partners present, at which meeting representatives of PJT Partners updated the board of directors on discussions with MDA, Party A and Party E. With respect to Party E, the representatives of PJT Partners informed the DigitalGlobe board of directors that Party E had put its consideration of a potential equity investment in DigitalGlobe on hold for the time being. From that point and until the announcement of the merger, Party E did not communicate any further interest in a potential equity investment in DigitalGlobe. Also at this meeting, representatives of O’Melveny reviewed with the DigitalGlobe board of directors its fiduciary duties in connection with its consideration of an acquisition transaction and discussed certain regulatory approvals that would be required in a transaction with MDA. Representatives of Barclays presented to the DigitalGlobe board of directors Barclays’ views regarding the commercial satellite business generally, preliminary financial analyses of pro forma valuation of MDA common shares and the prospects of the combined pro forma entity. The DigitalGlobe board of directors also discussed the prospects for DigitalGlobe as a standalone business. In considering the prospects of DigitalGlobe as a standalone business, the DigitalGlobe board of directors considered, among other factors, historical information regarding DigitalGlobe’s business, financial performance and results of operations, the market prices and trading multiples with respect to aerospace and defense industry participants, satellite industry participants and general market indices and current information regarding DigitalGlobe’s business, prospects, financial condition, operations, technology, products, services, management, competitive position, business concentration levels, capital intensity and returns and strategic business goals and objectives. The DigitalGlobe board of directors also considered the prospects and likelihood that DigitalGlobe could realize superior benefits through remaining an independent company and the risks associated with remaining an independent company. Extensive discussion among the DigitalGlobe directors ensued.

On February 11, 2017, with the consent of MDA, Mr. Tarr met with a representative of a U.S. government customer of DigitalGlobe to inform him on a confidential basis of discussions with MDA and MDA’s intent to domicile the ultimate parent of DigitalGlobe in the United States by the end of 2019. Subsequently, with the consent of MDA, Mr. Tarr contacted certain other U.S. government representatives to inform them, on a confidential basis, of discussions between DigitalGlobe and MDA regarding a potential business combination transaction.

On February 12, 2017, the Transactions Committee held a meeting, with representatives of each of O’Melveny, Barclays and PJT Partners present, at which meeting Mr. Tarr updated the Transactions Committee on his February 11, 2017 discussions with the U.S. government customer. A representative of PJT Partners informed the Transactions Committee that neither Party A nor Party E had contacted a representative of PJT Partners regarding a transaction since the DigitalGlobe board of directors meeting on February 9, 2017. Representatives of O’Melveny discussed the key issues in the draft merger agreement provided by MDA on February 8, 2017 with the Transactions Committee, including the provisions with respect to deal certainty.

On February 13, 2017, DigitalGlobe and PJT Partners entered into an engagement letter with respect to PJT Partners’ engagement as financial advisor to DigitalGlobe, and DigitalGlobe and Barclays entered into an engagement letter with respect to Barclays’ engagement as an additional financial advisor to DigitalGlobe.

On February 13, 2017, representatives of O’Melveny, on behalf of DigitalGlobe, submitted to representatives of Vinson & Elkins a markup of the draft merger agreement. The revised draft, among other things, (i) made the representations and warranties and interim operating covenants largely reciprocal, (ii) included a non-solicitation covenant applicable to MDA, (iii) included additional covenants related to financing and MDA’s commitment to domicile the ultimate parent of DigitalGlobe in the United States by the end of 2019, (iv) provided for a heightened regulatory efforts covenant and a reverse termination fee in the event that regulatory approvals were not obtained, (v) provided for increased representation of DigitalGlobe’s existing directors on the MDA board of directors and its committees following closing, (vi) removed any conditions to closing related to third party consents, (vii) narrowed the definition of company material adverse effect and (viii) provided that all of the equity awards of DigitalGlobe would be deemed accelerated and paid the merger consideration upon closing of the proposed transaction.

On February 13, 2017, Mr. Tarr spoke with Mr. Lance by telephone regarding overall transaction timing, MDA’s commitment to domicile the ultimate parent of DigitalGlobe in the United States by the end of 2019 and public messaging regarding the potential business combination transaction.

On February 14, 2017, members of MDA’s management, KPMG LLP, MDA’s outside tax advisors, Vinson & Elkins, Stikeman, members of DigitalGlobe’s management, and representatives of each of PJT Partners, Barclays and O’Melveny conducted a diligence review of certain MDA tax matters by telephone.

On February 15, 2017, representatives of O’Melveny, on behalf of DigitalGlobe, delivered further revisions to the merger agreement to representatives of Vinson & Elkins, primarily related to additional representations and warranties that DigitalGlobe was seeking from MDA.

On February 15, 2017, representatives of PJT Partners spoke with representatives of BofA Merrill Lynch by telephone regarding high-level issues on the markup of the draft merger agreement and the transaction process with a focus on termination provisions.

On February 16, 2017, representatives of each of BofA Merrill Lynch, Vinson & Elkins and Stikeman held a conference call with representatives of PJT Partners and O’Melveny to discuss several key open points in the merger agreement including DigitalGlobe’s request that MDA pay a substantial reverse termination fee if regulatory approvals were not obtained, the treatment of DigitalGlobe equity awards in the transaction, the establishment of a retention bonus pool for certain DigitalGlobe employees, the makeup of the MDA board of directors after closing, the scope of the representations and warranties, interim operating covenants, MDA’s covenants with respect to its commitment to domicile the ultimate parent of DigitalGlobe in the United States by the end of 2019 and certain deal protection provisions.

Later on February 16, 2017, representatives of Vinson & Elkins, on behalf of MDA, presented to representatives of O’Melveny a list of key issues contained in the draft merger agreement.

On the evening of February 16, 2017, a representative of PJT Partners contacted representatives of BofA Merrill Lynch and advised that DigitalGlobe was unwilling to proceed unless MDA agreed to certain conditions to deliver greater certainty to close, either through a significant reverse termination fee in the event that required regulatory approvals were not obtained, or a strong covenant to obtain such regulatory approvals, or some combination of the two.

On February 17, 2017, various media reports were published stating that MDA was in talks to acquire DigitalGlobe.

On February 17, 2017, the Transactions Committee held a meeting, with representatives of each of O’Melveny, PJT Partners and Barclays present, at which meeting Mr. Tarr led discussions regarding the news publications concerning MDA and DigitalGlobe. Mr. Tarr also updated the Transactions Committee on his discussions with representatives of a U.S. government customer from earlier that day. The Transactions Committee discussed with DigitalGlobe’s management team the status of negotiations of the merger agreement with MDA and reiterated the need for deal certainty. Also at this meeting, representatives of O’Melveny reviewed with directors their fiduciary duties in connection with a potential sale of DigitalGlobe. Extensive discussion ensued among the Transactions Committee.

On February 17, 2017, representatives of Vinson & Elkins, on behalf of MDA, distributed draft commitment papers for MDA’s financing of the proposed acquisition of DigitalGlobe to representatives of O’Melveny.

On February 17, 2017, Mr. Lance contacted Mr. Tarr to offer a regulatory termination fee of $50 million payable to DigitalGlobe in certain circumstances, but that MDA would not agree to the regulatory covenants in the revised DigitalGlobe draft of the merger agreement. MDA instead required that the merger agreement reflect the proposed regulatory covenants set forth in its initial February 8, 2017 draft of the merger agreement, which permitted MDA and Merger Sub to reject, as a condition to obtaining any required regulatory approvals, any requirement to divest or hold separate (or the imposition of any other condition or restriction with respect to) any assets or operations of DigitalGlobe, MDA, Merger Sub or their respective affiliates. Mr. Tarr, Mr. Lance and Dr. Walter S. Scott, DigitalGlobe’s Executive Vice President and Founder, Chief Technical Officer and Executive Leader of Platform and Services, also spoke by video conference to discuss diligence matters and Dr. Scott’s history with DigitalGlobe.

During the morning of February 18, 2017, DigitalGlobe held a board of directors meeting, with representatives of each of O’Melveny, PJT Partners and Barclays present, at which meeting Mr. Tarr informed the board of directors of MDA’s February 17, 2017 proposal on regulatory matters. At this meeting, the DigitalGlobe board of directors unanimously agreed to reject MDA’s regulatory proposal, including the $50 million regulatory termination fee.

Later on February 18, 2017, Mr. Tarr advised Mr. Lance that the DigitalGlobe board of directors had rejected MDA’s February 17, 2017 proposal regarding regulatory matters.

During the afternoon of February 18, 2017, DigitalGlobe held a subsequent meeting of its board of directors, with representatives of each of O’Melveny, Barclays and PJT Partners present. At this meeting, representatives of PJT Partners informed the DigitalGlobe board of directors that Mr. Lance had contacted representatives of PJT Partners following Mr. Lance’s conversation with Mr. Tarr regarding the significance to DigitalGlobe of addressing deal certainty matters. Representatives of BofA Merrill Lynch also spoke with representatives of each of PJT Partners and Barclays by telephone regarding the same topic.

On February 19, 2017, representatives of O’Melveny, on behalf of DigitalGlobe distributed to representatives of Vinson & Elkins a markup of certain provisions of the merger agreement related to the regulatory covenants, regulatory termination fee and related provisions of the draft merger agreement.

On February 19, 2017, representatives of Vinson & Elkins, on behalf of MDA, circulated to DigitalGlobe and representatives of O’Melveny MDA’s revised proposal on regulatory matters, which proposal provided for a $150 million regulatory termination fee payable to DigitalGlobe in certain circumstances and a reasonable best efforts covenant to obtain all required regulatory approvals, subject to certain conditions. During the evening of February 19, 2017, representatives of each of MDA, DigitalGlobe, Vinson & Elkins, Stikeman, O’Melveny, BofA Merrill Lynch, PJT Partners and Barclays discussed this revised regulatory approval proposal by telephone as well as other open issues in the draft merger agreement.

On February 20, 2017, the Transactions Committee held a meeting, with representatives of each of O’Melveny, PJT Partners and Barclays present, during which the Transactions Committee reviewed and discussed MDA’s revised proposal from February 19 and members of DigitalGlobe’s management team and representatives from O’Melveny updated the Transactions Committee on the status of merger agreement negotiations. At the conclusion of the meeting, the Transactions Committee authorized management and the outside advisors to continue their negotiations with MDA.

On February 20, 2017, representatives of each of Vinson & Elkins and O’Melveny spoke by telephone to discuss MDA’s proposal on regulatory approvals with the aim of better understanding each party’s position.

On February 20, 2017, representatives of O’Melveny, on behalf of DigitalGlobe, distributed their comments to MDA’s financing papers to representatives of Vinson & Elkins.

On February 20, 2017, representatives of O’Melveny, on behalf of DigitalGlobe, distributed further revisions to the draft merger agreement to representatives of Vinson & Elkins. Representatives of each of O’Melveny and Vinson & Elkins, on behalf of DigitalGlobe and MDA, respectively, continued negotiations of the draft merger agreement and later that evening, representatives of Vinson & Elkins delivered a revised draft of the merger agreement to O’Melveny.

On February 20, 2017, Mr. Tarr and a representative of Party A had a call in which Party A indicated an interest in pursuing an undefined joint venture arrangement with DigitalGlobe in the future, but that Party A was not able to pursue any such transaction in the near term.

On February 21, 2017, representatives of Vinson & Elkins, on behalf of MDA, sent a revised draft of the merger agreement to representatives of O’Melveny and negotiations continued between representatives of each of O’Melveny and Vinson & Elkins regarding the merger agreement.

On February 21, 2017, representatives of each of O’Melveny and Vinson & Elkins discussed certain termination right provisions in the merger agreement and the interim operating covenants applicable to DigitalGlobe. Later that afternoon, Ms. Kley, and representatives of Vinson & Elkins and Stikeman held a conference call with Mr. Jablonsky and representatives of O’Melveny to discuss several open points on the merger agreement.

On February 21, 2017, the Transactions Committee held a meeting, with representatives of each of O’Melveny, PJT Partners and Barclays present, during which members of DigitalGlobe’s management team and representatives of O’Melveny updated the Transactions Committee on the status of diligence matters and merger agreement negotiations, and summarized and explained the key terms of the latest draft of the merger agreement. Mr. Tarr also updated the Transactions Committee on Mr. Tarr’s call with Party A.

On February 21, 2017, Mr. Lance called Mr. Tarr to inform him that it was his position that the exchange ratio for the stock consideration of the deal should be based on the unaffected MDA and DigitalGlobe share prices as of February 16, 2017, the day before numerous media outlets reported that MDA and DigitalGlobe were in advanced discussions.

On February 21, 2017, Mr. Zervigon, members of DigitalGlobe’s management team, and PJT Partners spoke by telephone to discuss Mr. Lance’s proposal regarding the exchange ratio and concluded that it was consistent with their expectations.

Later in the evening on February 21, 2017, representatives of O’Melveny, on behalf of DigitalGlobe, sent a revised draft of the draft merger agreement to representatives of Vinson & Elkins.

During the evening of February 21, 2017, representatives of each of MDA, Vinson & Elkins, DigitalGlobe and O’Melveny, discussed certain open provisions of the merger agreement mainly related to regulatory approvals, treatment of equity awards in the transaction, the non-solicitation covenants and certain of MDA’s termination rights.

On February 21 and 22, 2017, Messrs. Tarr and Lance spoke by telephone regarding transaction status and timing.

On February 22, 2017, the Compensation Committee of the DigitalGlobe board of directors (the “Compensation Committee”) held a meeting, at which meeting representatives of O’Melveny were present, to review the proposed treatment of equity awards in the draft merger agreement and discuss employee retention matters. The Compensation Committee expressed its support for the proposed treatment of the DigitalGlobe equity awards as set forth in the draft merger agreement.

On February 22, 2017, DigitalGlobe held a board of directors meeting, with representatives of each of O’Melveny, PJT Partners and Barclays present, at which meeting representatives of O’Melveny again reviewed with the board of directors its fiduciary duties with respect to the potential sale of DigitalGlobe, the material terms of the draft merger agreement and the proposed amendment to DigitalGlobe’s amended and restated bylaws to provide for Delaware as its exclusive forum for certain litigation involving DigitalGlobe. Representatives of each of PJT Partners and Barclays separately presented to the DigitalGlobe board of directors their respective financial analyses regarding the proposed business combination. Representatives of each of PJT Partners and Barclays informed the DigitalGlobe board of directors that each of PJT Partners and Barclays was prepared to deliver to the DigitalGlobe board of directors their respective fairness opinions upon finalization of the draft merger agreement.

On February 22, 2017, representatives of Vinson & Elkins, on behalf of MDA, provided representatives of O’Melveny with the proposed exchange ratio of 0.3132, which O’Melveny, after discussion with DigitalGlobe, Barclay’s and PJT Partners, subsequently confirmed.

On February 22, 2017, representatives of each of O’Melveny and Vinson & Elkins exchanged revised drafts of the merger agreement.

During the evening of February 22 and during the day on February 23, 2017, members of the MDA management team met in person with members of the DigitalGlobe management team to finalize open issues in the draft merger agreement. Representatives of each of PJT Partners and BofA Merrill Lynch also participated in these meetings.

On February 23, 2017, representatives of each of MDA, DigitalGlobe, Vinson & Elkins, O’Melveny, BofA Merrill Lynch, Barclays, and PJT Partners spoke by telephone to discuss the remaining open issues in the draft merger agreement and the accompanying draft disclosure schedules of MDA and DigitalGlobe.

Throughout the day on February 23, 2017, representatives of each of O’Melveny and Vinson & Elkins exchanged revisions to the merger agreement on behalf of DigitalGlobe and MDA, respectively.

On February 23, 2017, DigitalGlobe held a board of directors meeting, with representatives of each of O’Melveny, PJT Partners and Barclays present, at which meeting Mr. Tarr provided the board of directors with an update on the status of merger agreement negotiations. In addition, representatives of each of PJT Partners and Barclays confirmed that PJT Partners and Barclays remained prepared to deliver their respective fairness opinions to the DigitalGlobe board of directors upon finalization of the draft merger agreement.

On February 23, 2017, following the DigitalGlobe board of directors meeting, O’Melveny reported to Vinson & Elkins and MDA senior management that the DigitalGlobe board of directors was prepared to continue negotiating the proposed transaction, subject to finalizing the definitive documentation. After subsequent discussions among the parties, representatives of each of MDA, DigitalGlobe, Vinson & Elkins and O’Melveny agreed on the final form of the merger agreement for submission to the board of directors of each of MDA and DigitalGlobe.

During the afternoon of February 23, 2017, the MDA board of directors unanimously determined that the merger agreement and the consummation of the transactions contemplated thereby, including the merger, were in the best interests of MDA, approved the merger agreement and the transactions contemplated thereby and resolved to recommend that the MDA shareholders vote in favor of the issuance of MDA common shares in connection with the merger agreement. That same day, the board of directors of Merger Sub and of Holdings each approved the merger agreement by written consent.

Following this meeting of the MDA board of directors, representatives of Vinson & Elkins advised O’Melveny that the MDA board of directors had unanimously approved the proposed transaction and delivered to representatives of O’Melveny final versions of financing commitment letters from Royal Bank of Canada, RBC Capital Markets, Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, providing for MDA’s debt financing of the proposed business combination.

During the evening of February 23, 2017, DigitalGlobe held a meeting of its board of directors, with representatives of each of O’Melveny, PJT Partners and Barclays present, to consider the terms of the final proposed business combination with MDA and the final form of merger agreement. At this meeting, the changes made to the draft merger agreement following the previous DigitalGlobe board of directors meeting were reviewed with the board of directors and each of PJT Partners and Barclays delivered oral fairness opinions, which were subsequently confirmed in writing, to the effect that, as of that date and based on and subject to various assumptions and limitations described in their respective opinions, the merger consideration to be received by holders of DigitalGlobe common stock (other than, to the extent applicable, DigitalGlobe, its subsidiaries, MDA and its affiliates) was fair, from a financial point of view, to holders of DigitalGlobe common stock. After discussion among the directors, the DigitalGlobe board of directors unanimously voted to approve and adopt the merger agreement with MDA, and instructed management to sign and deliver the merger agreement on behalf of DigitalGlobe.

Early on the morning of February 24, 2017, MDA and the lenders executed the financing commitment letters.

Prior to the opening of the financial markets in the United States on February 24, 2017, MDA and DigitalGlobe entered into the merger agreement and issued a joint press release announcing the proposed merger and the timing of a joint conference call for the investment community to discuss the proposed merger.

Board of Directors and Management of MDA after the Merger

Pursuant to the merger agreement, at the effective time, the MDA board of directors is required to appoint three individuals (each a “DigitalGlobe designee”) as mutually agreed upon in good faith by MDA and DigitalGlobe (each of whom must have been serving as a director of DigitalGlobe as of February 24, 2017) and reasonably approved by the Governance and Nominating Committee of the MDA board of directors to serve on the MDA board of directors. The MDA board of directors is also required under the merger agreement to take all actions necessary so that at the effective time the total number of directors serving on the MDA board of directors will not be more than twelve, including the three DigitalGlobe designees. Additionally, at least one of the DigitalGlobe designees will be appointed to each of the MDA board of directors’ Audit Committee, Human Resources and Management Compensation Committee and Governance and Nominating Committee. MDA and DigitalGlobe have agreed that, subject to the approval of the Governance and Nominating Committee of MDA, General Howell M. Estes, III, Dr. L. Roger Mason, Jr. and Nick S. Cyprus will be appointed to serve as MDA directors upon consummation of the merger. In addition, it is expected that, as of the effective time, General Estes will be appointed as a member of MDA’s Human Resources and Management Compensation Committee, Dr. Mason will be appointed as a member of MDA’s Governance and Nominating Committee and Mr. Cyprus will be appointed as a member of MDA’s Audit Committee. The executive officers of MDA are expected to continue in their current positions following completion of the merger, other than as may be publicly announced by MDA in the normal course.

In lieu of appointing the DigitalGlobe designees to the MDA board at the effective time, such individuals will be nominated for election at the MDA meeting to the MDA board at the effective time.

Additionally, at the effective time, and subject to certain qualifications, MDA is required to cause Holdings to appoint two individuals who are DigitalGlobe designees as mutually agreed upon by MDA and DigitalGlobe and reasonably approved by the Governance and Nominating Committee of the MDA board of directors to serve on the Holdings board of directors (the appointment of each being subject to approval by DSS). In order for a DigitalGlobe designee to be appointed to the Holdings board of directors, such person must qualify as an “Outside Director” (as defined in that certain Security Control Agreement, dated January 26, 2017, by and among MDA, Holdings and the U.S. Department of Defense, which we refer to as the “Security Control Agreement”) and satisfy the other director requirements set forth in the Security Control Agreement. MDA and Holdings are also required under the merger agreement to take all actions necessary so that at the effective time the total number of directors serving on the Holdings board of directors on the closing date will not be more than seven, including the two DigitalGlobe designees. The executive officers of Holdings are expected to continue in their current positions following completion of the merger, other than as may be publicly announced by MDA or Holdings in the normal course.

At this time, it has not yet been determined who will serve as directors or executive officers of the surviving corporation.

Information about those individuals who are eligible to be appointed as DigitalGlobe designees to each of the MDA board of directors and the Holdings board of directors is incorporated herein by reference from DigitalGlobe’s proxy statement for its 2016 annual meeting of shareowners filed with the SEC on April 14, 2016.

Information about MDA’s current directors and executive officers can be found in the section entitled “Additional Information about MDA.”

MDA’s Reasons for the Merger

At its meeting held on February 23, 2017, after due consideration and consultation with MDA’s management and outside legal and financial advisors, the MDA board of directors unanimously approved the merger agreement and the transactions contemplated thereby and authorized the issuance of MDA common shares pursuant to the merger agreement. In doing so, the MDA board of directors considered the business, assets, liabilities, results of operations, financial performance, strategic direction and prospects of DigitalGlobe and MDA. Additionally, in making its determination, the MDA board of directors considered a number of factors, including, but not limited to, the following:

•	MDA expects the combination of MDA’s and DigitalGlobe’s technology will provide vertical integration benefits, including lower costs, increased speed-to-market, and enhanced analytics capabilities;

•	MDA expects the acquisition of DigitalGlobe will expand MDA’s ability to penetrate its existing markets and open channels for growth in adjacent markets;

•	MDA expects the transaction to be accretive to MDA’s adjusted operating earnings per share in 2018;

•	MDA expects that the combined company will deliver meaningful revenue and cost synergies of C$75-150 million on a run-rate basis by 2019;

•	MDA expects cost synergies to include elimination of duplicative public company costs, procurement cost savings, efficiencies gained by leveraging the manufacturing capabilities of Space Systems/Loral, LLC, a wholly owned subsidiary of Holdings, which we refer to as “SSL,” for future Earth observation satellite constellations, and the operational benefits of increased scale;

•	MDA expects revenue synergies to include accelerating SSL’s penetration into U.S. government markets, international market expansion, cross-selling opportunities and the ability to target larger geospatial services contract awards;

•	the combination of MDA’s and DigitalGlobe’s respective businesses is expected to add revenue, product and customer diversity to MDA following completion of the merger;

•	MDA expects that the combination of MDA and DigitalGlobe will provide increased scale to their services businesses which will allow the combined company to better serve larger customer programs and address more complex customer mission needs;

•	MDA expects that the acquisition will provide it with greater access to U.S. and Canadian government and international customers and strengthen the position of MDA in the United States;

•	MDA expects that the acquisition will accelerate MDA’s previously announced United States access strategy and allow it to more effectively serve the U.S. government space markets and customers;

•	MDA expects that the scale, quality and investor value proposition of MDA and its listing on the NYSE or NASDAQ following completion of the merger will attract additional investor interest;

•	MDA believes that the seasoned management team at DigitalGlobe will bring valuable talent to the operations of the combined company;

•	the belief that MDA and DigitalGlobe have similar corporate cultures and values;

•	the fact that in connection with the transaction, MDA will become a publicly traded company in the United States, which is expected to provide MDA with greater access to capital and future financing sources;

•	the fact that the exchange ratio is fixed with respect to the stock consideration and will not be adjusted for fluctuations in the market price of MDA common shares and DigitalGlobe common stock;

•	the ability of MDA, in specified circumstances, to provide information to and to engage in discussions or negotiations with a third party that makes an unsolicited acquisition proposal with respect to MDA, as further described in the section entitled “The Merger Agreement—No-Solicitation”;

•	the ability of the MDA board of directors, in specified circumstances, to make a change in recommendation to MDA shareholders concerning the merger, as further described in the section entitled “The Merger Agreement—Board Recommendation”;

•	the belief that required regulatory approvals from various governmental entities, including CFIUS, DSS, DDTC, FCC, NOAA, FTC and the Antitrust Division are expected to be received prior to the end date. For more information about the status of these applications, see the section entitled “The Merger Proposal—Regulatory Approvals Required for the Merger”;

•	other favorable terms of the merger agreement, including:

•	restrictions on DigitalGlobe’s ability to solicit alternative transactions and to provide confidential information to, or engage in discussions with, a third party interested in pursuing an alternative transaction with DigitalGlobe, as further discussed in the section entitled “The Merger Agreement—No Solicitation”;

•	the obligation of DigitalGlobe to pay MDA a termination fee of $85 million upon termination of the merger agreement under specified circumstances; and

•	the obligation of DigitalGlobe to reimburse MDA for its out-of-pocket expenses, subject to a maximum amount of $10 million, if the merger agreement is terminated due to the failure to obtain DigitalGlobe shareowner approval termination right; and

•	the probability that the conditions to the merger will be satisfied.

In connection with its deliberations relating to the merger, the MDA board of directors also considered potential risks and negative factors concerning the merger and the other transactions contemplated by the merger agreement, including, but not limited to, the following:

•	the risk that the merger might not be completed in a timely manner or at all;

•	the effect that the length of time from announcement until closing could have on the market price of MDA common shares, MDA’s operating results (particularly in light of the significant costs incurred in connection with the merger) and the relationships with MDA’s employees, shareholders, customers, suppliers, regulators, partners and others that do business with MDA;

•	the risk that the anticipated benefits of the merger will not be realized in full or in part, including the risk that expected synergies will not be achieved or will not be achieved in the expected time frame;

•	the risk that the regulatory approval process could result in a rejection of the merger, the imposition of undesirable conditions or burdensome terms (including an “Extraordinary Condition” as defined in “The Merger Proposal—Regulatory Approvals Required for the Merger”) or increased pre-tax transaction costs;

•	the fact that the merger agreement provides for a fixed exchange ratio with respect to the stock consideration and that no adjustment will be made in the merger consideration to be received by DigitalGlobe shareowners in the merger as a result of a possible increase in the trading price of MDA’s common shares, while noting that the significant cash portion of the merger consideration will reduce the impact of an increase in the trading price of MDA common shares on the value of the merger consideration;

•	the risk of diverting the attention of MDA’s senior management from other strategic priorities to implement the merger and make arrangements for integration of MDA’s and DigitalGlobe’s operations and infrastructure following the merger;

•	certain restrictions on the conduct of MDA’s business during the pendency of the merger, including restrictions on MDA’s ability to solicit alternative transactions, although the MDA board of directors believed that such restrictions were reasonable;

•	the risk that any inability to maintain the current management team of DigitalGlobe could affect the operations of DigitalGlobe following the merger, as MDA recognizes the value of DigitalGlobe’s management and expertise in operating DigitalGlobe’s business;

•	the fact that the merger agreement provides for the ability of the DigitalGlobe board of directors to, under certain circumstances, in a manner adverse to MDA, withhold, change, amend, modify or qualify its recommendation that DigitalGlobe shareowners approve the merger agreement;

•	the risk that if the merger agreement is terminated, MDA may be obligated to pay a termination fee of US$85 million or a reverse termination fee of US$150 million under certain circumstances;

•	the enhanced regulatory burden and risk of exposure to litigation and regulatory action as a result of MDA becoming a registrant with the SEC and having its common shares listed on the NYSE or NASDAQ;

•	the absence of a financing condition and DigitalGlobe’s ability to specifically enforce MDA’s obligations under the merger agreement and associated risks relating to MDA’s merger financing plans;

•	the inability of MDA to terminate the merger agreement to enter into an agreement for a superior proposal;

•	the potential impact on the market price of MDA common shares as a result of the issuance of the stock consideration to DigitalGlobe shareowners; and

•	the risks described in the section entitled “Risk Factors.”

After consideration of these factors, the MDA board of directors determined that, overall, the potential benefits of the merger outweighed the potential risks.

The foregoing discussion of factors considered by the MDA board of directors is not intended to be exhaustive and may not include all the factors considered by the MDA board of directors. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the MDA board of directors did not attempt to quantify, rank or otherwise assign any relative or specific weights to the factors that it considered in reaching its determination to approve the merger and the merger agreement. In addition, individual members of the MDA board of directors may have given differing weights to different factors. The MDA board of directors conducted an overall review of the factors described above and other material factors, including through discussions with, and inquiry of, MDA’s management and outside legal and financial advisors.

The foregoing description of MDA’s consideration of the factors supporting the merger is forward-looking in nature. This information should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”

DigitalGlobe’s Reasons for the Merger; Recommendation of the DigitalGlobe Board of Directors

At its meeting held on February 23, 2017, after due consideration and consultation with DigitalGlobe’s management and outside legal and financial advisors, the DigitalGlobe board of directors determined that the merger agreement was advisable and fair to, and in the best interests of, DigitalGlobe and its shareowners and unanimously approved and declared advisable the merger agreement and the merger. THE DIGITALGLOBE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT DIGITALGLOBE SHAREOWNERS VOTE “FOR” THE ADOPTION OF THE MERGER AGREEMENT.

In evaluating the merger agreement and the merger, the DigitalGlobe board of directors consulted with DigitalGlobe management, as well as DigitalGlobe’s legal and financial advisors, in reaching its decision to, among other things, approve the merger agreement and the merger and to recommend that DigitalGlobe shareowners adopt the merger agreement, and the DigitalGlobe board of directors considered a variety of factors, including the following material factors:

•	historical information regarding (a) DigitalGlobe’s business, financial performance and results of operations, (b) market prices, volatility and trading activity with respect to DigitalGlobe common stock, and (c) market prices and trading multiples with respect to aerospace and defense industry participants, satellite industry participants and general market indices;

•	current information regarding (a) DigitalGlobe’s business, prospects, financial condition, operations, technology, products, services, management, competitive position, contract and customer business concentration levels, capital intensity and returns and strategic business goals and objectives, (b) DigitalGlobe’s capital expenditure budget and plans for building and deploying its next satellite constellation, (c) general economic, industry and financial market conditions, and (d) opportunities and competitive factors within DigitalGlobe’s industry;

•	(a) historical information regarding MDA’s business and financial performance and market prices and the trading multiple of MDA common shares and (b) current information regarding MDA’s business, prospects, financial condition, operations, technology, products, services, management and competitive position;

•	the efforts undertaken by DigitalGlobe, with the assistance of its financial advisors, to identify and engage since December 8, 2016 with other prospective parties identified as most likely to be interested in (and capable of) acquiring DigitalGlobe, including a review of management’s communications and dealings with other possible buyers in the past and assessment of the likelihood that a third party would offer a higher price than the price per share offered by MDA;

•	the DigitalGlobe board of director’s belief, based on the advice and counsel of DigitalGlobe’s financial advisors, that financial sponsors would be constrained by their leverage models from being able to make a competitive offer for an acquisition of DigitalGlobe;

•	the DigitalGlobe board of director’s, PJT Partners’ and Barclays’ familiarity with the aerospace and defense industries and satellite industry and possible other third parties who could potentially seek to acquire DigitalGlobe and the belief, including based on the process conducted with PJT Partners in reaching out to parties identified as most likely and most capable of acquiring DigitalGlobe and the feedback from each of the contacted parties rejecting an invitation to engage in acquisition discussions or advising DigitalGlobe or its financial advisors that such parties either were not interested in acquiring DigitalGlobe or believed that DigitalGlobe’s common stock trading price reflected full value for DigitalGlobe and that such parties were not interested in making a proposal in excess of the trading price of the DigitalGlobe common stock;

•	the DigitalGlobe board of director’s belief, after conferring with its financial advisors, that the aggregate merger consideration to be paid by MDA in the merger is the maximum price (including the maximum cash consideration) that MDA was willing to offer in connection with the merger;

•	the timing of the merger and the risk that if DigitalGlobe did not accept the MDA offer (as provided for in the merger agreement), it may not have another opportunity to do so or a comparable opportunity with another qualified party;

•	(a) the belief of the DigitalGlobe board of directors that continuing with the strategic process was unlikely to result in a transaction at a more attractive price than offered by MDA in the merger, (b) the fact that, under the terms of the merger agreement, the DigitalGlobe board of directors would be permitted to make a change in recommendation with respect to the adoption of the merger agreement by the DigitalGlobe shareowners under certain circumstances, (c) the fact that DigitalGlobe would be permitted, under circumstances described in the merger agreement, to terminate the merger agreement in order to enter into an agreement with respect to a superior proposal after giving MDA the opportunity to match the superior proposal and upon payment of a termination fee equal to $85 million (approximately 3.6% of the equity value of DigitalGlobe), as further described in the section entitled “The Merger Agreement—Board Recommendation”, and (d) the advice of PJT Partners and Barclays that the approach pursued was likely to result in a premium price for DigitalGlobe;

•	the allocation of regulatory risk between the parties under the merger agreement, including with respect to the level of efforts and undertakings required by the parties to obtain all necessary regulatory approvals, as well as the termination fee of $150 million payable by MDA to DigitalGlobe, subject to certain conditions, in the event the parties are not able to obtain all necessary regulatory approvals, as further described in the section entitled “The Merger Proposal—Regulatory Approvals Required for the Merger”;

•	(a) the financial analyses presented by PJT Partners and Barclays to the DigitalGlobe board of directors, (b) detailed discussions about the stock consideration, diligence performed by DigitalGlobe and its advisors with respect to MDA and reasonable expectations about the anticipated performance of the MDA common shares in anticipation of and following the closing of the merger, and (c) the opinions of each of PJT Partners and Barclays as to the fairness from a financial point of view of the merger consideration to be received by the holders of shares of DigitalGlobe common stock in the merger, as of the date of such opinions, as more fully described below in the sections entitled “The Merger Proposal—Opinions of DigitalGlobe’s Financial Advisors—Opinion of PJT Partners” and “The Merger Proposal—Opinions of DigitalGlobe’s Financial Advisors—Opinion of Barclays”;

•	the fact that the mixed equity and cash nature of the merger consideration offers DigitalGlobe’s shareowners the opportunity to participate in part with respect to the future earnings and growth of the combined company as well as requires that DigitalGlobe’s shareowners share in related risks of unfavorable performance of the combined company, while also providing DigitalGlobe’s shareowners with a substantial cash payout of $17.50 per share;

•	the DigitalGlobe board of director’s belief that the merger will result in a combined company that is more broadly diversified and not substantially dependent on any one business line or customer, and with an enhanced earnings profile from sustainable synergies;

•	the fact that the board of directors believes that MDA has the requisite financial wherewithal to (after giving effect to the financing contemplated by the debt commitment letter) consummate the transactions contemplated by the merger agreement and pay all related fees and expenses;

•	risks associated with remaining an independent company, and possible alternative business strategies; and

•	the availability of appraisal rights to DigitalGlobe shareowners in connection with the merger.

In connection with its deliberations relating to the merger, the DigitalGlobe board of directors also considered potential risks and negative factors concerning the merger and the other transactions contemplated by the merger agreement, including the following:

•	the prospects and likelihood of realizing superior benefits through remaining an independent company;

•	recognition that the merger agreement does not contain a floor for the value of MDA common shares and that the total value of the merger consideration payable in connection with the merger could rise or fall based on the changes in the trading value of the MDA common shares between the time of signing the merger agreement and the closing of the merger;

•	the fact that both the stock consideration and the cash consideration will be taxable to DigitalGlobe’s shareowners;

•	recognition that, while not anticipated, public announcement of the merger could negatively impact MDA’s financial performance, operating results and stock price and MDA’s relationship with customers, suppliers, other business partners, management and employees;

•	recognition that, while not anticipated, public announcement of the merger could negatively impact DigitalGlobe’s financial performance, operating results and stock price and DigitalGlobe’s relationship with management, employees, customers, suppliers, and other business partners, including with respect to satellite constellation capital programs for new satellite builds and replacement capacity;

•	regulatory approval requirements particular to MDA and DigitalGlobe, and risks associated with obtaining such approvals, including the potential that negative customer reaction, if any, to the proposed merger could unfavorably impact the outcome of seeking and obtaining the required regulatory approvals and that such customer reaction is not within DigitalGlobe’s control, as further described in the section entitled “The Merger Proposal—Regulatory Approvals Required for the Merger”;

•	risks and uncertainties introduced in any transaction in connection with any required antitrust laws as compared to the anticipated results of such filings in connection with the transactions contemplated by the merger agreement;

•	the fact that DigitalGlobe will no longer exist as an independent public company and DigitalGlobe’s shareowners will forego any future increase in its value as an independent public company that might result from its possible growth (together with the possibility of near and long term fluctuations in the value of MDA common shares to be issued in connection with the merger);

•	the fact that the merger agreement (a) precludes DigitalGlobe from actively soliciting competing acquisition proposals, as further discussed in the section entitled “The Merger Agreement—No Solicitation,” and (b) obligates DigitalGlobe (or its successor) to pay MDA a termination fee of up to $85 million under specified circumstances (and to reimburse MDA for expenses up to $10 million in certain other circumstances), which could discourage the making of a competing acquisition proposal or adversely impact the price offered in such a proposal, as further described in the section entitled “The Merger Agreement—Termination of the Merger Agreement”;

•	the fact that the merger agreement imposes restrictions on the conduct of DigitalGlobe’s business in the pre-closing period, which may adversely affect DigitalGlobe’s business in the event the merger is not completed (including by delaying or preventing DigitalGlobe from pursuing business opportunities that may arise or precluding actions that would be advisable if DigitalGlobe were to remain an independent company);

•	all known interests of directors and executive officers of DigitalGlobe in the merger that may be different from, or in addition to, their interests as DigitalGlobe shareowners or the interests of DigitalGlobe’s other shareowners generally;

•	the risks involved with the merger and the likelihood that DigitalGlobe and MDA will be able to complete the merger or that MDA’s shareholders, whose favorable vote is required to permit MDA to consummate the merger, may not vote in favor of the merger, and the possibility that if the merger is not consummated for any reason, DigitalGlobe may encounter enhanced challenges in maintaining important relationships with its customers, suppliers, other business partners, management, employees and investors; and

•	the substantial transaction expenses to be incurred in connection with the merger, including those that are payable by DigitalGlobe irrespective of whether the merger is consummated, and the negative impact of such expenses on DigitalGlobe’s cash reserves and operating results.

After considering the foregoing potentially negative and potentially positive factors, the DigitalGlobe board of directors concluded that the uncertainties, risks and potentially negative factors relevant to the merger were outweighed by the potential benefits that it expected DigitalGlobe and its shareowners would achieve as a result of the transaction.

The foregoing discussion of the information and factors considered by the DigitalGlobe board of directors, including the material positive and negative factors considered by the DigitalGlobe board of directors in consideration of the merger, is not exhaustive and may not include all of the factors considered by the DigitalGlobe board of directors. In view of the wide variety of factors considered in connection with its evaluation of the merger, and the complexity of these matters, the DigitalGlobe board of directors, both individually and collectively, did not quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the merger and the merger agreement and to make its recommendations to the DigitalGlobe shareowners. Rather, the DigitalGlobe board of directors based its recommendation on the totality of the information presented to it and the factors it considered. In addition, individual members of the DigitalGlobe board of directors may have given differing weights to different factors.

In considering the recommendation of the DigitalGlobe board of directors, you should be aware that directors and executive officers of DigitalGlobe have interests in the proposed merger that are in addition to, or different from, any interests they might have as shareowners. For more information, see the section entitled “The Merger Proposal—Interests of DigitalGlobe’s Directors and Executive Officers in the Merger.”

Opinions of DigitalGlobe’s Financial Advisors

Pursuant to separate engagement letters dated January 31, 2017 and February 8, 2017, respectively, DigitalGlobe engaged PJT Partners and Barclays, respectively, to act as financial advisor with respect to exploring strategic alternatives for DigitalGlobe, including the merger.

Opinion of PJT Partners

On February 23, 2017, PJT Partners rendered its oral opinion (which was subsequently confirmed in writing) to the DigitalGlobe board of directors that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the merger consideration to be received in the merger by the holders of DigitalGlobe common stock (other than DigitalGlobe, its subsidiaries, MDA and its affiliates) was fair from a financial point of view to the holders of DigitalGlobe common stock.

The full text of PJT Partners’ written opinion, dated as of February 23, 2017, is attached as Annex B to this proxy statement/prospectus. PJT Partners’ written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by PJT Partners in rendering its opinion. You are encouraged to read the opinion carefully in its entirety. The following is a summary of PJT Partners’ opinion and the methodology that PJT Partners used to render its opinion. This summary is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, PJT Partners, among other things:

•	reviewed certain publicly available information concerning the businesses, financial conditions and operations of DigitalGlobe and MDA;

•	reviewed certain internal information concerning the business, financial condition and operations of DigitalGlobe prepared and furnished to us by the management of DigitalGlobe;

•	reviewed certain internal financial analyses, estimates and forecasts relating to DigitalGlobe, including the Scenario 1 projections, the Scenario 2 projections and the Scenario 3 projections;

•	reviewed certain financial analyses, estimates and forecasts relating to MDA, including the DigitalGlobe Revised MDA Forecasts;

•	reviewed the expectations of management of DigitalGlobe with respect to the pro forma impact of the merger on the future financial performance of the combined company, including the Synergy Projections, and other strategic benefits expected by the management of DigitalGlobe to result from the merger;

•	reviewed the projections estimating the net operating losses of DigitalGlobe for fiscal year 2017 through fiscal year 2021 included in the Scenario 1 projections, the Scenario 2 projections and the Scenario 3 projections;

•	held discussions with members of senior management of DigitalGlobe concerning, among other things, their evaluation of the merger and DigitalGlobe’s and MDA’s businesses, operating and regulatory environments, financial conditions, prospects and strategic objectives;

•	held discussions with members of senior management of MDA concerning, among other things, their evaluation of MDA’s business, operating and regulatory environment, financial condition, prospects and strategic objectives;

•	reviewed the historical market prices and trading activity for the DigitalGlobe common stock and MDA common shares;

•	compared certain publicly available financial and stock market data for DigitalGlobe and MDA with similar information for certain other companies that PJT Partners deemed to be relevant;

•	reviewed a draft, dated February 23, 2017, of the merger agreement; and

•	performed such other financial studies, analyses and investigations, and considered such other matters, as PJT Partners deemed necessary or appropriate for purposes of rendering its opinion.

In preparing its opinion, with the consent of DigitalGlobe, PJT Partners relied upon and assumed the accuracy and completeness of the foregoing information and all other information discussed with or reviewed by it, without independent verification thereof. PJT Partners assumed, with DigitalGlobe’s consent, that the Scenario 1 projections, Scenario 2 projections and the Scenario 3 projections were reasonably prepared in accordance with industry practice and represented, as of the date of PJT Partners’ opinion, the best estimates and judgments of management of DigitalGlobe (subject, in each case, to the assumptions set forth therein) as to the business and operations and future financial performance of DigitalGlobe. PJT Partners assumed, with DigitalGlobe’s consent, that the DigitalGlobe Revised MDA Forecasts were reasonably prepared in accordance with industry practice and represented, as of the date of PJT Partners’ opinion, the best estimates and judgments of management of DigitalGlobe (subject to the assumptions set forth therein) as to the business and operations and future financial performance of MDA. PJT Partners assumed, with DigitalGlobe’s consent, that the amounts of the net operating losses included in the Scenario 1 projections, the Scenario 2 projections and the Scenario 3 projections were reasonable and that such net operating losses would be realized in accordance with such estimates. PJT Partners assumed, with DigitalGlobe’s consent, that the amounts and timing of the Synergy Projections were reasonable and that the Synergy Projections would be realized in accordance with such estimates. With DigitalGlobe’s consent, PJT Partners assumes no responsibility for and expressed no opinion as to the Scenario 1 projections, the Scenario 2 projections, the Scenario 3 projections, the DigitalGlobe Revised MDA Forecasts, the net operating loss projections included in the Scenario 1 projections, the Scenario 2 projections and the Scenario 3 projections, the Standalone NOL Projections, the Synergy Projections, the assumptions upon which any of the foregoing are based or any other financial analyses, estimates and forecasts provided to PJT Partners by management of DigitalGlobe. With DigitalGlobe’s consent, PJT Partners assumed that there were no material changes in the assets, financial conditions, results of operations, businesses or prospects of DigitalGlobe or MDA since the respective dates of the last financial statements made available to PJT Partners prior to the date of its opinion, other than as reflected in the Scenario 1 projections, the Scenario 2 projections, the Scenario 3 projections or the DigitalGlobe Revised MDA Forecasts. PJT Partners further relied, with DigitalGlobe’s consent, upon the assurances of management of DigitalGlobe that they were not aware of any facts that would make the information and projections provided by them inaccurate, incomplete or misleading in any material respect.

PJT Partners also assumed, with DigitalGlobe’s consent, that the final executed form of the merger agreement would not differ in any material respect from the draft reviewed by it and that the consummation of the merger would be effected in accordance with the terms and conditions of the merger agreement, without any material waiver, modification or amendment of any term, condition or agreement, and that, in the course of obtaining the necessary regulatory or third party consents and approvals (contractual or otherwise) for the merger, no delay, limitation, restriction or condition would be imposed that would have a material effect on the combined company or the contemplated benefits of the merger. PJT Partners did not express any opinion as to any tax or other consequences that might result from the merger, nor does its opinion address any legal, tax, regulatory or accounting matters, as to which PJT Partners understood that DigitalGlobe obtained such advice as it deemed necessary from qualified professionals. PJT Partners are not legal, tax or regulatory advisors and, with DigitalGlobe’s consent, relied upon without independent verification the assessment of DigitalGlobe and its legal, tax and regulatory advisors with respect to such matters.

PJT Partners was not asked to undertake, and did not undertake, an independent verification of any information provided to or reviewed by it, nor was it furnished with any such verification, and it did not assume any responsibility or liability for the accuracy or completeness thereof. PJT Partners did not make a physical inspection of any of the properties or assets of DigitalGlobe or MDA. PJT Partners did not make an independent evaluation or appraisal of the assets or the liabilities (contingent or otherwise) of DigitalGlobe or MDA, nor was it furnished with any such evaluations or appraisals, nor did it undertake an evaluation of the solvency of DigitalGlobe or MDA under any applicable laws.

PJT Partners did not consider the relative merits of the merger as compared to any other business plan or opportunity that might be available to DigitalGlobe or the effect of any other arrangement in which DigitalGlobe might engage, and PJT Partners’ opinion does not address the underlying decision byDigitalGlobe to engage in the merger. PJT Partners’ opinion is limited to the fairness as of the date thereof, from a financial point of view, to the holders of DigitalGlobe common stock (other than DigitalGlobe, its subsidiaries, MDA and its affiliates) of the merger consideration to be received by such holders in the merger, and PJT Partners’ opinion does not address any other aspect or implication of the merger, the merger agreement, or any other agreement or understanding entered into in connection with the merger or otherwise. PJT Partners further expressed no opinion or view as to the fairness of the merger to the holders of any other class of securities, creditors or other constituencies of DigitalGlobe or as to the underlying decision by DigitalGlobe to engage in the merger. PJT Partners also expressed no opinion as to the fairness of the amount or nature of the compensation to any of DigitalGlobe’s officers, directors or employees, or any class of such persons, relative to the merger consideration or otherwise. PJT Partners’ opinion is necessarily based upon economic, market, monetary, regulatory and other conditions as they existed and could be evaluated, and the information made available to PJT Partners, as of the date thereof.

PJT Partners expressed no opinion as to the prices or trading ranges at which shares of DigitalGlobe common stock or MDA common shares will trade at any time, regardless of exchange listing or listings. PJT Partners’ opinion does not constitute a recommendation to any DigitalGlobe shareowner as to how such DigitalGlobe shareowner should vote or act with respect to the merger or any other matter. PJT Partners assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date thereof. PJT Partners’ opinion was approved by a fairness committee of PJT Partners in accordance with established procedures.

PJT Partners’ opinion was provided to the DigitalGlobe board of directors, in its capacity as such, in connection with and for the purposes of its evaluation of the merger only and is not a recommendation as to any action the DigitalGlobe board of directors should take with respect to the merger or any aspect thereof.

In connection with rendering its opinion, PJT Partners performed certain financial, comparative and other analyses as summarized below. In arriving at its opinion, PJT Partners did not ascribe a specific range of values to the shares of DigitalGlobe common stock but rather made its determination as to fairness, from a financial point of view, to the holders of DigitalGlobe common stock (other than DigitalGlobe, its subsidiaries, MDA and its affiliates) of the merger consideration to be offered to such holders in the merger on the basis of various financial and comparative analyses. The preparation of a fairness opinion is a complex process and involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to summary description.

In arriving at its opinion, PJT Partners did not attribute any particular weight to any single analysis or factor considered by it but rather made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by it and in the context of the circumstances of the merger. Accordingly, PJT Partners believes that its analyses must be considered as a whole, as considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.

The following is a summary of the material financial analyses used by PJT Partners in preparing its opinion to the DigitalGlobe board of directors. Certain financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by PJT Partners, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses. In performing its analyses, PJT Partners made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of DigitalGlobe or any other parties to the merger. None of DigitalGlobe, MDA, Merger Sub, PJT Partners, Barclays or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the businesses do not purport to be appraisals or reflect the prices at which the businesses may actually be sold.

Historical Trading Multiples

PJT Partners reviewed and compared various implied financial multiples and ratios of DigitalGlobe since DigitalGlobe’s initial public offering in May 2009. As part of this analysis, PJT Partners calculated and analyzed DigitalGlobe’s total enterprise value (calculated as the equity value based on fully diluted shares outstanding calculated using the treasury stock method, plus debt and less cash) as a multiple of certain historical financial criteria (such as earnings before interest, taxes, depreciation and amortization and post-stock based compensation for the next twelve month period for which financial information is not available, or NTM EBITDA (post-stock based compensation)). All of these calculations were performed and based on publicly available financial data (including historical Wall Street NTM EBITDA (post-stock based compensation) consensus estimates) and closing prices through February 16, 2017. The results of this historical trading multiples analysis are summarized below:

Date range	Total enterprise value / NTM EBITDA (post-stock based compensation)
6-month	7.6x
1-year	7.2x
Since IPO	7.7x

Based upon the foregoing analysis and its professional judgment, PJT Partners selected a range of 6.5x to 8.5x for 2017E EBITDA (post-stock based compensation) for DigitalGlobe and applied such range to the Scenario 1 projections, Scenario 2 projections and Scenario 3 projections to calculate a range of implied prices per share of DigitalGlobe common stock based on the fully diluted number of shares of DigitalGlobe common stock as of February 16, 2017. The following summarizes the results of these calculations, as compared to the merger consideration:

Implied prices per share of DigitalGlobe common stock	Merger consideration(1)
$20-$31	$35.00

(1)	The implied value of the merger consideration used for purposes of PJT Partners’ financial analyses was determined by DigitalGlobe and MDA based on the closing price of MDA common shares on the TSX on February 16, 2017 (converted to U.S. dollars using a CAD/USD exchange rate of 0.7612).

PJT Partners noted that on the basis of the historical trading multiples analysis, the value of the merger consideration was above the range of implied value per share.

Selected Comparable Company Analysis—DigitalGlobe

In order to assess how the public market values shares of similar publicly traded companies, PJT Partners reviewed and compared specific financial and operating data relating to DigitalGlobe with selected companies that PJT Partners deemed comparable to DigitalGlobe. The selected comparable companies were Airbus Group SE, Eutelstat Communications SA, Inmarsat Plc, Intelsat SA, Orbital ATK Inc., SES SA and Thales SA.

PJT Partners calculated and compared various implied financial multiples and ratios of DigitalGlobe and the selected comparable companies. As part of its selected comparable company analysis, PJT Partners calculated and analyzed the following ratios and multiples: (1) total enterprise value (calculated as the equity value based on fully diluted shares outstanding calculated using the treasury stock method, plus debt, tax-effected unfunded pension liability and the value of any minority interests, and less cash), as a multiple of 2017E EBITDA (post-stock based compensation and adjusted for pension expense) and (2) total enterprise value (calculated as the equity value based on fully diluted shares outstanding calculated using the treasury stock method, plus debt and the value of any minority interests, and less cash) as a multiple of 2017E EBITDA (post-stock based compensation). All of these calculations were performed and based on publicly available financial data (including Wall Street 2017E EBITDA (post-stock based compensation) consensus estimates) and closing prices as of February 16, 2017. The results of this selected comparable company analysis are summarized below:

Company	Total enterprise value / 2017E EBITDA(post- stock based compensation)(1)	Total enterprise value / 2017E EBITDA (post- stock based compensation)(2)
Mean	8.4x	8.0x
Median	8.2x	8.2x
DigitalGlobe (market price as of February 16, 2017)	8.1x	8.1x
DigitalGlobe (value of merger consideration)	9.0x	9.0x

(1)	Total enterprise value includes tax-effected unfunded pension liability. EBITDA is adjusted for pension expense.
(2)	Total enterprise value does not include tax-effected unfunded pension liability. EBITDA is not adjusted for pension expense.

PJT Partners selected the comparable companies listed above because PJT Partners believed their businesses and operating profiles are reasonably similar to that of DigitalGlobe. However, because of the inherent differences between the business, operations and prospects of DigitalGlobe and those of the selected comparable companies, PJT Partners believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected comparable company analysis. Accordingly, PJT Partners also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of DigitalGlobe and the selected comparable companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels and degree of operational risk between DigitalGlobe and the companies included in the selected company analysis. Based upon these judgments, PJT Partners selected a range of 7.0x to 9.0x for 2017E EBITDA (post-stock based compensation) for DigitalGlobe and applied such range to the Scenario 1 projections, the Scenario 2 projections and the Scenario 3 projections to calculate a range of implied prices per share of DigitalGlobe common stock based on the fully diluted number of shares of DigitalGlobe common stock as of February 16, 2017. The following summarizes the results of these calculations, as compared to the merger consideration:

Implied prices per share of DigitalGlobe common stock	Merger consideration
$23-$34	$35.00

PJT Partners noted that on the basis of the selected comparable company analysis, the value of the merger consideration was above the range of implied value per share.

Selected Comparable Company Analysis—MDA

In order to assess how the public market values shares of similar publicly traded companies, PJT Partners reviewed and compared specific financial and operating data relating to MDA with selected companies that PJT

Partners deemed comparable to MDA. The selected comparable companies were Airbus Group SE, Boeing Co., Harris Corporation, L3 Technologies Inc., Lockheed Martin Corporation, Northrop Grumman Corporation, Orbital ATK Inc., Raytheon Company and Thales SA.

PJT Partners calculated and compared various implied financial multiples and ratios of MDA and the selected comparable companies. As part of its selected comparable company analysis, PJT Partners calculated and analyzed the following ratios and multiples: (1) total enterprise value (calculated as the equity value based on fully diluted shares outstanding calculated using the treasury stock method, plus debt, tax-effected unfunded pension liability and the value of any minority interests, and less cash), as a multiple of 2017E EBITDA (post-stock based compensation and adjusted for pension expense) and (2) total enterprise value (calculated as the equity value based on fully diluted shares outstanding calculated using the treasury stock method, plus debt and the value of any minority interests, and less cash) as a multiple of 2017E EBITDA (post-stock based compensation). All of these calculations were performed and based on publicly available financial data (including Wall Street 2017E EBITDA (post-stock based compensation) estimates) and closing prices as of February 16, 2017. The results of this selected comparable company analysis are summarized below:

Company	Total enterprise value / 2017E EBITDA (post- stock based compensation)(1)	Total enterprise value / 2017E EBITDA (post- stock based compensation)(2)
Mean	11.5x	10.9x
Median	11.8x	11.4x
MDA (Operating EBITDA)	10.4x	9.6x
MDA (Corporate EBITDA)	11.0x	10.2x

(1)	Total enterprise value includes tax-effected unfunded pension liability. EBITDA is adjusted for pension expense.
(2)	Total enterprise value does not include tax-effected unfunded pension liability. EBITDA is not adjusted for pension expense.

PJT Partners selected the comparable companies listed above because PJT Partners believed their businesses and operating profiles are reasonably similar to that of MDA. However, because of the inherent differences between the business, operations and prospects of MDA and those of the selected comparable companies, PJT Partners believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected comparable company analysis. Accordingly, PJT Partners also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of MDA and the selected comparable companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels and degree of operational risk between MDA and the companies included in the selected company analysis. Based upon these judgments, PJT Partners selected a range of 9.5x to 12.5x for 2017E EBITDA (post-stock based compensation) for MDA and applied such ranges to the DigitalGlobe Revised MDA Forecasts to calculate ranges of implied prices per MDA common share based on the fully diluted number of MDA common shares as of February 16, 2017. The following summarizes the results of these calculations, as compared to the closing price per MDA common share as of February 16, 2017:

Implied prices per MDA common share	Price per MDA common share(1)
$44-64	$56.23

(1)	Calculated using a CAD/USD exchange rate of 0.766, as reported by S&P CapitalIQ on February 16, 2017.

PJT Partners noted that on the basis of the selected comparable company analysis, the closing price per MDA common share as of February 16, 2017 was within the range of implied value per share.

Discounted Cash Flow Analysis—DigitalGlobe

In order to estimate the present value of DigitalGlobe common stock, PJT Partners performed a discounted cash flow analysis of DigitalGlobe. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows generated by the asset. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

To calculate the estimated enterprise value of DigitalGlobe using the discounted cash flow method, PJT Partners added (a) DigitalGlobe’s projected after-tax unlevered free cash flows for fiscal years 2017E through 2021E based on the Scenario 1 projections, the Scenario 2 projections and the Scenario 3 projections (adjusted to exclude the effect of DigitalGlobe’s interest on taxes paid) to (b) ranges of “terminal values” of DigitalGlobe as of December 31, 2021, and discounted such amount to its present value using a range of selected discount rates. The after-tax unlevered free cash flows were calculated by taking earnings before interest, tax expense, depreciation and amortization (excluding amortization of purchased intangibles) and post-stock based compensation, subtracting taxes (calculated assuming a net operating loss balance of $225 million as of December 31, 2016 and assuming levered net operating loss usage as set forth in the net operating loss projections included in the Scenario 1 projections, the Scenario 2 projections and the Scenario 3 projections, as applicable), capital expenditures, deferred revenue, deferred contract costs and other operating activities, and adjusting for changes in working capital. The residual value of DigitalGlobe at the end of the forecast period, or “terminal value,” was estimated by applying perpetuity growth rates of 1.5% to 2.5% to the Scenario 1 projections, the Scenario 2 projections and the Scenario 3 projections. The range of discount rates of 7.75% to 8.75% was selected based on an analysis of the estimated weighted average cost of capital of DigitalGlobe. PJT Partners then calculated a range of implied prices per share of DigitalGlobe common stock by subtracting estimated net debt as of December 31, 2016 from the estimated enterprise value derived using the discounted cash flow method and dividing such amount by the fully diluted number of shares of DigitalGlobe common stock as of February 16, 2017. The following summarizes the results of these calculations as compared to the merger consideration:

Projections	Implied prices per share of DigitalGlobe common stock	Merger consideration
Scenario 1 projections	$25-$40	$35.00
Scenario 2 projections	$20-$32	$35.00
Scenario 3 projections	$29-$45	$35.00

PJT Partners noted that on the basis of the discounted cash flow analysis, the value of the merger consideration was within the ranges of implied values per share calculated using the Scenario 1 projections and the Scenario 3 projections and above the range of implied values per share calculated using the Scenario 2 projections.

Discounted Cash Flow Analysis—MDA

In order to estimate the present value of MDA common shares, PJT Partners also performed a discounted cash flow analysis of MDA.

To calculate the estimated enterprise value of MDA using the discounted cash flow method, PJT Partners added (a) MDA’s projected after-tax unlevered free cash flows for fiscal years 2017E through 2021E based on the DigitalGlobe Revised MDA Forecasts to (adjusted to exclude the effect of MDA’s interest on taxes paid) (b) ranges of “terminal values” of MDA as of December 31, 2021, and discounted such amount to its present value using a range of selected discount rates. The after-tax unlevered free cash flows were calculated by taking earnings before interest, tax expense, depreciation and amortization (excluding amortization of purchased intangibles) and post-stock based compensation, subtracting taxes, capital expenditures, enterprise improvement costs, foreign exchange loss, executive termination settlement costs and income tax expenses, and adjusting for changes in working capital. The residual value of MDA at the end of the forecast period, or “terminal value,” was estimated by selecting a range of terminal values multiples based on 2021E EBITDA (post-stock based compensation) of 9.5x to 12.5x, which was derived by analyzing the results from the selected comparable company analysis, and applying such range to the DigitalGlobe Revised MDA Forecasts. The range of discount rates of 7.5% to 8.5% was selected based on an analysis of the estimated weighted average cost of capital of MDA. PJT Partners then calculated a range of implied prices per MDA common share by subtracting estimated net debt (including the after-tax unfunded pension liability) as of December 31, 2016 from the estimated enterprise value derived using the discounted cash flow method and dividing such amount by the fully diluted number of MDA common shares as of February 16, 2017. The following summarizes the results of these calculations, as compared to the closing price per MDA common share as of February 16, 2017:

Implied prices per MDA common share	Price per MDA common share(1)
$42-$62	$56.23

(1)	Calculated using a CAD/USD exchange rate of 0.766, as reported by S&P CapitalIQ on February 16, 2017.

PJT Partners noted that on the basis of the discounted cash flow analysis, the closing price per MDA common share as of February 16, 2017 was within the range of implied values per share calculated using the DigitalGlobe Revised MDA Forecasts.

Discounted Equity Value Analysis—DigitalGlobe

PJT Partners performed a discounted equity value analysis of DigitalGlobe on a stand-alone basis to estimate the present value of DigitalGlobe common stock. The discounted equity value of DigitalGlobe was estimated by selecting a range of multiples for 2020E NTM EBITDA (post-stock based compensation) of 6.5x to 8.5x, which was derived by analyzing the results from the historical trading multiples analysis and selected comparable company analysis, applying such range to the Scenario 1 projections, the Scenario 2 projections and the Scenario 3 projections, and subtracting estimated net debt as of December 31, 2020 (which was calculated assuming 50% of DigitalGlobe’s excess cash flow is used to repay debt). PJT Partners then calculated an estimated future equity value per share of DigitalGlobe common stock on December 31, 2020 by taking such implied equity values and dividing such amounts by the fully diluted number of shares of DigitalGlobe common stock estimated to be outstanding as of December 31, 2020 (which was calculated assuming 50% of DigitalGlobe’s excess cash flow is used to repurchase shares of DigitalGlobe common stock at a constant multiple of 6.5x to 8.5x of NTM EBITDA (post-stock based compensation)). PJT Partners then discounted these ranges of future equity values per share by a discount rate of 11% based on DigitalGlobe’s estimated cost of equity. The following summarizes the results of these calculations, as compared to the merger consideration:

Projections	Implied prices per share of DigitalGlobe common stock	Merger consideration
Scenario 1 projections	$25-$34	$35.00
Scenario 2 projections	$21-$29	$35.00
Scenario 3 projections	$28-$38	$35.00

PJT Partners noted that on the basis of the discounted equity value analysis, the value of the merger consideration was within the range of implied values per share calculated using the Scenario 3 projections and above the ranges of implied values per share calculated using the Scenario 1 projections and the Scenario 2 projections.

Discounted Equity Value Analysis—MDA

PJT Partners performed a discounted equity value analysis of MDA on a stand-alone basis to estimate the present value of MDA common shares. The discounted equity value of MDA was estimated by selecting a range of multiples for 2020E NTM EBITDA (post-stock based compensation) of 9.5x to 12.5x, which was derived by analyzing the results from the selected comparable company analysis, applying such range to the DigitalGlobe Revised MDA Forecasts, and subtracting estimated net debt (including the after-tax unfunded pension liability) as of December 31, 2020 (which was calculated assuming 50% of MDA’s excess cash flow is used to repay debt). PJT Partners then calculated an estimated future equity value per MDA common share on December 31, 2020 by taking such implied equity values and dividing such amounts by the fully diluted number of MDA common shares estimated to be outstanding as of December 31, 2020 (which was calculated assuming 50% of MDA’s excess cash flow is used to repurchase MDA common shares at a constant multiple of 9.5x to 12.5x of NTM EBITDA (post-stock based compensation)). PJT Partners then discounted these ranges of future equity values per share by a discount rate of 8.75% based on MDA’s estimated cost of equity. The following summarizes the results of these calculations, as compared to the closing price per MDA common share as of February 16, 2017:

Implied prices per MDA common share	Price per MDA common share(1)
$49-$64	$56.23

(1)	Calculated using a CAD/USD exchange rate of 0.766, as reported by S&P CapitalIQ on February 16, 2017.

PJT Partners noted that on the basis of the discounted equity value analysis, the closing price per MDA common share as of February 16, 2017 was within the range of implied values per share calculated using the DigitalGlobe Revised MDA Forecasts.

Implied Stock-for-Stock Exchange Ratios

PJT Partners also performed the following analyses to derive ranges of implied stock-for-stock exchange ratios of MDA common share per share of DigitalGlobe common stock for the stock component of the merger consideration:

•	Relative Historical Trading Multiples Analysis. PJT Partners performed an analysis in which PJT Partners derived a range of implied stock-for-stock exchange ratios of MDA common shares per share of DigitalGlobe common stock for the stock component of the merger consideration by (a) dividing the difference between the low end of the implied prices per share of DigitalGlobe common stock derived from the historical trading multiples analysis discussed above and the cash component of the merger consideration by the low end of the implied prices per MDA common share derived from the selected comparable company analysis discussed above and (b) dividing the difference between the high end of the implied prices per share of DigitalGlobe common stock derived from the historical trading multiples analysis discussed above and the cash component of the merger consideration by the high end of the implied prices per MDA common share derived from the selected comparable company analysis discussed above. Based on this analysis, PJT Partners calculated a range of implied exchange ratios of 0.057x to 0.217x, as compared to the exchange ratio of 0.311x implied by the stock component of the merger consideration and the closing price of an MDA common share as of February 16, 2017 of $56.23 (converted to USD using a CAD/USD exchange rate of 0.766, as reported by S&P CapitalIQ on February 16, 2017). The actual exchange ratio for the stock component of the merger consideration is 0.3132x.

•

Relative Selected Comparable Company Analysis. PJT Partners performed an analysis in which PJT Partners derived a range of implied stock-for-stock exchange ratios of MDA common shares per share of DigitalGlobe common stock for the stock component of the merger consideration by (a) dividing the difference between the low end of the implied prices per share of DigitalGlobe common stock derived from the selected comparable company analysis discussed above and the cash component of the merger consideration by the low end of the implied prices per MDA common share derived from the selected comparable company analysis discussed above and (b) dividing the difference between the high end of the implied prices per share of DigitalGlobe common stock derived from the selected comparable company analyses discussed above and the cash component of the merger consideration by the high end of the implied prices per MDA common share derived from the selected comparable company analysis discussed above. Based on this analysis, PJT Partners calculated a range of implied exchange ratios of 0.122x to 0.261x, as compared to the exchange ratio of 0.311x implied by the stock component of the merger consideration and the closing price of an MDA common share as of February 16, 2017 of $56.23 (converted to USD using a CAD/USD exchange rate of 0.766, as reported by S&P CapitalIQ on February 16, 2017). The actual exchange ratio for the stock component of the merger consideration is 0.3132x.

•	Relative Discounted Cash Flow Analysis. PJT Partners performed an analysis in which PJT Partners derived ranges of implied stock-for-stock exchange ratios of MDA common shares per share of DigitalGlobe common stock for the stock component of the merger consideration by, for each of the Scenario 1 projections, the Scenario 2 projections and the Scenario 3 projections, (a) dividing the difference between the low end of the implied prices per share of DigitalGlobe common stock derived from the discounted cash flow analysis discussed above and the cash component of the merger consideration by the low end of the implied prices per MDA common share derived from the discounted cash flow analysis discussed above and (b) dividing the difference between the high end of the implied prices per share of DigitalGlobe common stock derived from the discounted cash flow analysis discussed above and the cash component of the merger consideration by the high end of the implied prices per MDA common share derived from the discounted cash flow analysis discussed above. Based on this analysis, PJT Partners calculated ranges of implied exchange ratios of 0.184x to 0.358x based on the Scenario 1 projections, 0.056x to 0.242x based on the Scenario 2 projections, and 0.275x to 0.446x based on the Scenario 3 projections, in each case as compared to the exchange ratio of 0.311x implied by the stock component of the merger consideration and the closing price of an MDA common share as of February 16, 2017 of $56.23 (converted to USD using a CAD/USD exchange rate of 0.766, as reported by S&P CapitalIQ on February 16, 2017). The actual exchange ratio for the stock component of the merger consideration is 0.3132x.

•	Relative Discounted Equity Value Analysis. PJT Partners performed an analysis in which PJT Partners derived ranges of implied stock-for-stock exchange ratios of MDA common shares per share of DigitalGlobe common stock for the stock component of the merger consideration by, for each of the Scenario 1 projections, the Scenario 2 projections and the Scenario 3 projections, (a) dividing the difference between the low end of the implied prices per share of DigitalGlobe common stock derived from the discounted equity value analysis discussed above and the cash component of the merger consideration by the low end of the implied prices per MDA common share derived from the discounted equity value analysis discussed above and (b) dividing the difference between the high end of the implied prices per share of DigitalGlobe common stock derived from the discounted equity value analysis discussed above and the cash component of the merger consideration by the high end of the implied prices per MDA common share derived from the discounted equity value analysis discussed above. Based on this analysis, PJT Partners calculated ranges of implied exchange ratios of 0.157x to 0.264x based on the Scenario 1 projections, 0.074x to 0.185x based on the Scenario 2 projections and 0.215x to 0.320x based on the Scenario 3 projections, in each case as compared to the exchange ratio of 0.311x implied by the stock component of the merger consideration and the closing price of an MDA common share as of February 16, 2017 of $56.23 (converted to USD using a CAD/USD exchange rate of 0.766, as reported by S&P CapitalIQ on February 16, 2017). The actual exchange ratio for the stock component of the merger consideration is 0.3132x.

Other Information

PJT Partners also observed the below factors, which were not considered part of its financial analyses in connection with rendering its opinion, but were referenced solely for informational purposes:

•	leveraged buyout analyses of DigitalGlobe (assuming an equity investment that would achieve a minimum rate of return of 17.5% to 22.5% during a five-year period, a projected NTM EBITDA exit multiple of 6.5x to 8.5x and leverage of 6.0x LTM EBITDA) using the Scenario 1 projections, the Scenario 2 projections and the Scenario 3 projections, which indicated ranges of implied values per share of $25 to $34 in the case of the Scenario 1 projections, $22 to $29 in the case of the Scenario 2 projections and $27 to $36 in the case of the Scenario 3 projections, in each case as compared to the merger consideration of $35.00;

•	historical trading prices of a share of DigitalGlobe common stock and an MDA common share during the 52-week period ending February 16, 2017, which indicated (a) low and high closing prices of a share of DigitalGlobe common stock during such period of $13 to $33, as compared to the merger consideration of $35.00, (b) low and high closing prices of an MDA common share during such period of $49 to $71, as compared to the closing price of an MDA common share as of February 16, 2017 of $56.23 (converted to USD using a CAD/USD exchange rate of 0.766, as reported by S&P CapitalIQ on February 16, 2017) and (c) ranges of implied exchange ratios for the stock component of the merger consideration of -0.050x to 0.295x, as compared to the exchange ratio of 0.311x implied by the stock component of the merger consideration and the closing price of an MDA common share as of February 16, 2017 of $56.23 (converted to USD using a CAD/USD exchange rate of 0.766, as reported by S&P CapitalIQ on February 16, 2017) (the actual exchange ratio for the stock component of the merger consideration is 0.3132x); and

•	publicly available Wall Street research analysts’ share price targets in the next twelve months for each of a share of DigitalGlobe common stock and an MDA common share, which indicated (a) a target share price range for a share of DigitalGlobe common stock of $22 to $40 (reflecting the discounting of such price targets using an assumed cost of equity of 11.0%), as compared to the merger consideration of $35.00, (b) a target share price range for an MDA common share of $53 to $67 (reflecting the discounting of such price targets using an assumed cost of equity of 8.75%), as compared to the closing price of an MDA common share as of February 16, 2017 of $56.23 (converted to USD using a CAD/USD exchange rate of 0.766, as reported by S&P CapitalIQ on February 16, 2017) and (c) ranges of implied exchange ratios for the stock component of the merger consideration of 0.078x to 0.331x, as compared to the exchange ratio of 0.311x implied by the stock component of the merger consideration and the closing price of an MDA common share as of February 16, 2017 of $56.23 (converted to USD using a CAD/USD exchange rate of 0.766, as reported by S&P CapitalIQ on February 16, 2017) (the actual exchange ratio for the stock component of the merger consideration is 0.3132x).

General

PJT Partners is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The DigitalGlobe board of directors selected PJT Partners because of its qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally and in the technology, media and telecommunications sector specifically.

PJT Partners is acting as financial advisor to DigitalGlobe in connection with the merger. As compensation for its services in connection with the merger, DigitalGlobe paid PJT Partners (a) $1 million upon the delivery of PJT Partners’ opinion and (b) $4 million upon execution of the merger agreement. Estimated compensation of approximately $36 million (estimated based on DigitalGlobe’s debt, cash and fully diluted shares outstanding calculated using the treasury stock method as of February 16, 2017 and the announced merger consideration of $35.00) will be payable at the closing of the merger, against which the amounts previously paid relating to the opinion and execution of the merger agreement will be credited. For the avoidance of doubt, the actual compensation payable will not be finally determined until the closing of the merger. In addition, DigitalGlobe has agreed to reimburse PJT Partners for its out-of-pocket expenses incurred in connection with the merger and to indemnify PJT Partners for certain liabilities that may arise out of its engagement by DigitalGlobe and the rendering of PJT Partners’ opinion. In the ordinary course of its and its affiliates’ businesses, PJT Partners and its affiliates may provide investment banking and other financial services to DigitalGlobe, MDA and their respective affiliates and may receive compensation for the rendering of these services. Specifically, since its formation on October 1, 2015, PJT Partners advised DigitalGlobe in connection with a possible acquisition that was ultimately not consummated. PJT Partners did not receive any compensation, and no engagement letter was executed, in connection with such transaction.

Opinion of Barclays

On February 23, 2017, Barclays rendered its oral opinion (which was subsequently confirmed in writing) to the DigitalGlobe board of directors that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, from a financial point of view, the merger consideration to be offered to the holders of DigitalGlobe common stock (other than DigitalGlobe, its subsidiaries, MDA and its affiliates) was fair to such holders.

The full text of Barclays’ written opinion, dated as of February 23, 2017, is attached as Annex C to this proxy statement/prospectus. Barclays’ written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays in rendering its opinion. You are encouraged to read the opinion carefully in its entirety. The following is a summary of Barclays’ opinion and the methodology that Barclays used to render its opinion. This summary is qualified in its entirety by reference to the full text of the opinion.

Barclays’ opinion, the issuance of which was approved by Barclays’ Valuation and Fairness Opinion Committee, was for the use and benefit of, and was rendered to, the DigitalGlobe board of directors in connection with its consideration of the merger, addresses only the fairness, from a financial point of view, of the merger consideration to be offered to the holders of DigitalGlobe common stock and does not constitute a recommendation to any holder of DigitalGlobe common stock or other stockholder of DigitalGlobe as to how such stockholder should vote with respect to the merger or any other matter. The terms of the merger were determined through arm’s-length negotiations between DigitalGlobe and MDA and were unanimously approved by the DigitalGlobe board of directors. Barclays did not recommend any specific form of consideration to DigitalGlobe or that any specific form of consideration constituted the only appropriate consideration for the merger. Barclays was not requested to opine as to, and its opinion does not in any manner address, DigitalGlobe’s underlying business decision to proceed with or effect the merger or the likelihood of consummation of the merger. In addition, Barclays expressed no opinion on, and its opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the merger, or consideration to the holders of any other class of capital stock of DigitalGlobe, or any class of such persons, relative to the merger consideration to be offered to the holders of DigitalGlobe common stock in the merger or otherwise.

In arriving at its opinion, Barclays, among other things:

•	reviewed and analyzed a draft of the merger agreement, dated as of February 22, 2017, and the material terms of the merger;

•	reviewed and analyzed publicly available information concerning DigitalGlobe and MDA that Barclays believed to be relevant to its analysis, including the annual reports (on Form 10-K for DigitalGlobe) for the fiscal year ended 2015 and quarterly reports (on Form 10-Q for DigitalGlobe) for the fiscal quarters ended March 31, 2016, June 30, 2016 and September 30, 2016);

•	reviewed and analyzed financial and operating information with respect to the business, operations and prospects of DigitalGlobe furnished to Barclays by DigitalGlobe, including the Scenario 1 projections;

•	reviewed and analyzed financial and operating information with respect to the business, operations and prospects of MDA furnished to Barclays by DigitalGlobe, including (i) the MDA Forecasts and (ii) the DigitalGlobe Revised MDA Forecasts;

•	reviewed and analyzed the projections estimating the net operating losses of DigitalGlobe for the fourth quarter of 2016 through fiscal year 2021 included in the Scenario 1 projections and the Standalone NOL Projections;

•	reviewed and analyzed the trading history of the DigitalGlobe common stock and MDA common shares for the twelve-month period ended February 16, 2017 and a comparison of that trading history with those of other companies that Barclays deemed relevant;

•	reviewed and analyzed a comparison of the historical financial results and present financial condition of DigitalGlobe and MDA with each other and those of other companies that Barclays deemed relevant;

•	reviewed and analyzed a comparison of the financial terms of the merger with the financial terms of certain other precedent transactions Barclays deemed to be relevant;

•	reviewed and analyzed the expectations of the management of DigitalGlobe with respect to the pro forma impact of the merger on the future financial performance of the combined company, including the Synergy Projections, and other strategic benefits expected by the management of DigitalGlobe to result from a combination of the businesses;

•	reviewed and analyzed published consensus estimates of independent research analysts with respect to the future financial performance and price targets of DigitalGlobe and MDA;

•	reviewed and analyzed the relative contributions of DigitalGlobe and MDA to the historical and future financial performance of the combined company on a pro forma basis (reflecting certain pro forma financing assumptions provided by the management of MDA); and

•	had discussions with the management of DigitalGlobe and MDA concerning DigitalGlobe’s and MDA’s respective businesses, operations, assets, liabilities, financial conditions and prospects and undertook such other studies, analyses and investigations as Barclays deemed appropriate.

In arriving at its opinion, Barclays assumed and relied upon the accuracy and completeness of the financial and other information used by it without any independent verification of such information (and has not assumed responsibility or liability for any independent verification of such information) and further relied upon the assurances of the management of DigitalGlobe that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Scenario 1 projections, with the consent of DigitalGlobe, Barclays assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of DigitalGlobe (subject to the assumptions set forth therein) as to the future financial performance of DigitalGlobe. With respect to the MDA Forecasts and the DigitalGlobe Revised MDA Forecasts, with the consent of DigitalGlobe, Barclays assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of MDA or the management of DigitalGlobe, as applicable, as to the future financial performance of MDA. With respect to the net operating loss projections included in the Scenario 1 projections and the Standalone NOL Projections, with the consent of DigitalGlobe, Barclays assumed that the amounts of the net operating losses included in the Scenario 1 projections and the Standalone NOL Projections were reasonable and that the net operating losses contained therein would be realized in accordance with such estimates. Furthermore, with the consent of DigitalGlobe, Barclays assumed that the amounts and timing of the Synergy Projections were reasonable and that the Synergy Projections would be realized in accordance with such estimates. Barclays assumed no responsibility for and expressed no view as to any such projections or estimates or the assumptions on which they are based. In arriving at its opinion, Barclays did not conduct a physical inspection of the properties and facilities of DigitalGlobe or MDA and did not make or obtain any evaluations or appraisals of the assets or liabilities of DigitalGlobe or MDA. In addition, DigitalGlobe did not authorize Barclays to solicit, and Barclays did not solicit, any indications of interest from any third party with respect to the purchase of all or a part of DigitalGlobe’s business. Barclays’ opinion necessarily is based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of its opinion. Barclays assumed no responsibility for updating or revising its opinion based on events or circumstances that may occur after the date of its opinion. Barclays expressed no opinion as to the prices at which any shares of capital stock of DigitalGlobe or MDA would trade following the announcement or consummation of the merger, regardless of exchange listing or listings.

Barclays assumed that the executed merger agreement would conform in all material respects to the last draft reviewed by it. Barclays assumed the accuracy of the representations and warranties contained in the merger agreement and all agreements related thereto. Barclays also assumed, with the consent of DigitalGlobe, that all material governmental, regulatory and third party approvals, consents and releases for the merger would be obtained within the constraints contemplated by the merger agreement (and that, in the course of obtaining such approvals, consents and releases, no delay, limitation, restriction or condition would be imposed that would have a material effect on the combined company or the contemplated benefits of the merger) and that the merger would be consummated in accordance with the terms of the merger agreement without any material waiver, modification or amendment of any term, condition or agreement thereof. Barclays did not express any opinion as to any tax or other consequences that might result from the merger, nor does its opinion address any legal, tax, regulatory or accounting matters, as to which Barclays understood that DigitalGlobe obtained such advice as it deemed necessary from qualified professionals.

In connection with rendering its opinion, Barclays performed certain financial, comparative and other analyses as summarized below. In arriving at its opinion, Barclays did not ascribe a specific range of values to the shares of DigitalGlobe common stock but rather made its determination as to fairness, from a financial point of view, to the holders of DigitalGlobe common stock (other than DigitalGlobe, its subsidiaries, MDA and its affiliates) of the merger consideration to be offered to such holders in the merger on the basis of various financial and comparative analyses. The preparation of a fairness opinion is a complex process and involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to summary description.

In arriving at its opinion, Barclays did not attribute any particular weight to any single analysis or factor considered by it but rather made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by it and in the context of the circumstances of the merger. Accordingly, Barclays believes that its analyses must be considered as a whole, as considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.

The following is a summary of the material financial analyses used by Barclays in preparing its opinion to the DigitalGlobe board of directors. Certain financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Barclays, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses. In performing its analyses, Barclays made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of DigitalGlobe or any other parties to the merger. None of DigitalGlobe, MDA, Merger Sub, Barclays, PJT Partners or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the businesses do not purport to be appraisals or reflect the prices at which the businesses may actually be sold.

Historical Share Price Analysis

To illustrate the trend in the historical trading prices of DigitalGlobe common stock, Barclays considered historical data with regard to the trading prices of DigitalGlobe common stock for the period from February 16,

2016 to February 16, 2017 and compared such data with the relative stock price performances during the same periods of MDA, a composite of Lockheed Martin Corporation, Orbital ATK Inc., Northrop Grumman Corporation, Raytheon Company, L3 Technologies Inc., BAE Systems plc, Thales SA and Harris Corporation, which we refer to as the “Aerospace & Defense Composite”, and a composite of Eutelsat Communications SA, Intelsat SA, Inmarsat PLC and SES SA, which we refer to as the “Satellites Composite”.

Barclays noted that during the period from February 16, 2016 to February 16, 2017, the closing price of DigitalGlobe common stock increased 106%, compared to MDA common shares which decreased 13%, the Aerospace & Defense Composite which increased 27% and the Satellites Composite which decreased 28%.

Selected Comparable Company Analysis—DigitalGlobe

In order to assess how the public market values shares of similar publicly traded companies, Barclays reviewed and compared specific financial and operating data relating to DigitalGlobe with selected companies that Barclays deemed comparable to DigitalGlobe. The selected comparable companies were Eutelsat Communications SA, Intelsat SA, Inmarsat SA and SES SA (in the satellites industry) and Lockheed Martin Corporation, Northrop Grumman Corporation, Orbital ATK Inc. and Raytheon Company (in the aerospace and defense industry).

Barclays calculated and compared various implied financial multiples and ratios of DigitalGlobe and the selected comparable companies. As part of its selected comparable company analysis, Barclays calculated and analyzed, among other things, each company’s ratio of (1) its equity value (based on fully diluted shares outstanding calculated using the treasury stock method) to projected leveraged free cash flow (or LFCF, calculated by subtracting capital expenditures from cash flow from operations) and (2) its enterprise value (calculated by adding short- and long-term debt and the value of any minority and preferred interests to equity value and subtracting cash and cash equivalents) to earnings before interest, taxes, depreciation and amortization and post-stock based compensation (or EBITDA (post-stock based compensation)), with and without adjustments for pensions. All of these calculations were performed and based on publicly available financial data and closing prices as of February 16, 2017. The results of this selected comparable company analysis are summarized below:

	Enterprise Value / EBITDA (post-stock based compensation)		Enterprise Value / EBITDA (post-stock based compensation) (with pension adj.)		Equity Value / LFCF
	2017E	2018E	2017E	2018E	2017E	2018E
Average for Satellites Industry(1)	7.6x	7.2x	7.6x	7.2x	11.9x	10.3x
Median for Satellites Industry(1)	7.3x	6.9x	7.3x	6.9x	11.8x	10.8x
Average for Aerospace & Defense Industry(2)	12.0x	11.3x	12.5x	11.8x	18.4x	17.7x
Median for Aerospace & Defense Industry(2)	12.6x	11.7x	12.9x	12.0x	18.0x	18.6x
Total Average	9.8x	9.2x	10.1x	9.5x	15.6x	14.5x
Total Median	9.5x	8.9x	9.5x	9.0x	15.8x	14.5x
Scenario 1 projections(3)	8.2x	6.6x	8.2x	6.6x	22.4x	11.3x
DigitalGlobe (consensus estimates) (4)	8.1x	7.6x	8.1x	7.6x	26.8x	19.4x

(1)	LFCF calculated using normalized capital expenditure figures. Equity Value / LFCF Average and Median for Satellites Industry (and Total Average and Total Median) exclude Intelsat SA.
(2)	LFCF calculated using actual capital expenditure figures for projected periods.
(3)	LFCF calculated using normalized capital expenditure figures based on 2017-2021E average capital expenditure figures as per the Scenario 1 projections.
(4)	LFCF calculated using normalized capital expenditure figures per Wall Street consensus estimates.

Barclays selected the comparable companies listed above because Barclays believed their businesses and operating profiles are reasonably similar to that of DigitalGlobe. However, because of the inherent differences between the business, operations and prospects of DigitalGlobe and those of the selected comparable companies,

Barclays believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected comparable company analysis. Accordingly, Barclays also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of DigitalGlobe and the selected comparable companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels and degree of operational risk between DigitalGlobe and the companies included in the selected company analysis. Based upon these judgments, Barclays selected ranges of 7.5x to 9.5x for 2017E EBITDA (post-stock based compensation), 7.0x-9.0x for 2018E EBITDA (post-stock based compensation), 11.5x to 16.0x for 2017E LFCF and 10.5x to 14.5x for 2018E LFCF for DigitalGlobe and applied such ranges to the Scenario 1 projections to calculate ranges of implied prices per share of DigitalGlobe common stock based on the fully diluted number of shares of DigitalGlobe common stock as of February 16, 2017. The following summarizes the results of these calculations, as compared to the merger consideration:

Metric	Implied prices per share of DigitalGlobe common stock	Merger consideration(1)
2017E EBITDA (post-stock based compensation)	$25.76-37.21	$35.00
2018E EBITDA (post-stock based compensation)	$32.64-$46.85	$35.00
2017E LFCF(2)	$15.24-$21.17	$35.00
2018E LFCF(2)	$27.53-$37.89	$35.00

(1)	The implied value of the merger consideration used for purposes of Barclays’ financial analyses was determined by DigitalGlobe and MDA based on the closing price of MDA common shares on the TSX on February 16, 2017 (converted to U.S. dollars using a CAD/USD exchange rate of 0.7612).
(2)	LFCF calculated using normalized capital expenditure figures based on 2017-2021E average capital expenditure figures as per the Scenario 1 projections.

Barclays noted that on the basis of the selected comparable company analysis, the value of the merger consideration was within the ranges of implied values per share (except in the case of 2017E LFCF, where the value of the merger consideration was above the range of implied value per share).

Selected Comparable Company Analysis—MDA

In order to assess how the public market values shares of similar publicly traded companies, Barclays reviewed and compared specific financial and operating data relating to MDA with selected companies that Barclays deemed comparable to MDA. The selected comparable companies were BAE Systems plc, Harris Corporation, L3 Technologies, Inc., Lockheed Martin Corporation, Northrop Grumman Corporation, Orbital ATK Inc., Raytheon Company and Thales SA.

Barclays calculated and compared various implied financial multiples and ratios of MDA and the selected comparable companies. As part of its selected comparable company analysis, Barclays calculated and analyzed, among other things, each company’s ratio of (1) its equity value (based on fully diluted shares outstanding calculated using the treasury stock method) to LFCF and (2) its enterprise value (calculated by adding short- and long-term debt and the value of any minority and preferred interests to equity value and subtracting cash and cash equivalents) to EBITDA (post-stock based compensation), with and without adjustments for pensions. All of these calculations were performed and based on publicly available financial data and closing prices, as of February 16, 2017. The results of this selected comparable company analysis are summarized below:

	Enterprise Value / EBITDA (post-stock based compensation)		Enterprise Value / EBITDA (post-stock based compensation) (with pension adj.)		Equity Value / LFCF(1)
	2017E	2018E	2017E	2018E	2017E	2018E
Average	11.3x	10.5x	12.0x	11.2x	19.6x	16.9x
Median	11.9x	11.0x	11.9x	11.1x	18.1x	17.1x
MDA (February 16, 2017 closing price)	10.5x	10.2x	11.3x	11.0x	80.1x	19.6x

(1)	2018E Equity Value / LFCF Average and Median exclude Harris Corporation.

Barclays selected the comparable companies listed above because Barclays believed their businesses and operating profiles are reasonably similar to that of MDA. However, because of the inherent differences between the business, operations and prospects of MDA and those of the selected comparable companies, Barclays believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected comparable company analysis. Accordingly, Barclays also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of MDA and the selected comparable companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels and degree of operational risk between MDA and the companies included in the selected company analysis. Based upon these judgments, Barclays selected ranges of 11.0x to 13.0x for 2017E EBITDA (post-stock based compensation), 10.0x to 12.0x for 2018E EBITDA (post-stock based compensation) and 15.0x to 19.0x for 2018E LFCF for MDA and applied such ranges to the DigitalGlobe Revised MDA Forecasts to calculate ranges of implied prices per MDA common share based on the fully diluted number of MDA common shares as of February 16, 2017. The following summarizes the results of these calculations, as compared to the closing price per MDA common share as of February 16, 2017:

Metric	Implied prices per MDA common share	Price per MDA common share(1)
2017E EBITDA (post-stock based compensation)	$54.48-$67.60	$56.23
20178E EBITDA (post-stock based compensation)	$49.29-$63.02	$56.23
2018E LFCF	$43.28-$54.57	$56.23

(1)	Calculated using a CAD/USD exchange rate of 0.766, as reported by S&P CapitalIQ on February 16, 2017.

Barclays noted that on the basis of the selected comparable company analysis, the closing price per MDA common share as of February 16, 2017 was within the ranges of implied values per share (except in the case of 2018E LFCF, where the then-current market price of an MDA common share was above the range of implied value per share).

Selected Precedent Transaction Analysis

Barclays reviewed and compared the purchase prices and implied financial multiples (including EBITDA (post-stock based compensation) for the last twelve month period for which financial information was publicly available at the time of announcement of the applicable transaction, or LTM EBITDA (post-stock based compensation), multiples) paid in certain selected transactions that Barclays, based on its experience with merger and acquisition transactions, deemed relevant. The selected transactions were the acquisitions of Asia Satellite Telecommunications Co. Ltd., Satelites Mexicanos, S.A. de. C.V., Hellas-Sat Consortium Limited, GeoEye Inc., Vizada, Hughes Communications Inc. and WildBlue Communications Inc. (in the satellites industry) and B/E Aerospace, Inc., Airbus Defense Electronics, Lockheed Martin Information Systems & Global Solutions, SRA International, Fokker Technologies Group BV, Sikorksy Aircraft Corporation, Exelis Inc., Aeroflex Holding Corp., ARINC Aviation Solutions, Space Systems/Loral, LLC, SRA International and Stanley, Inc. (in the aerospace and defense industry). Barclays chose such transactions based on, among other things, the similarity of the applicable target companies in the transactions to DigitalGlobe with respect to the size, mix, margins and other characteristics of their businesses.

The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse, and there are inherent differences in the business, operations, financial conditions and prospects of DigitalGlobe and the companies included in the selected precedent transaction analysis. Accordingly, Barclays believed that a purely quantitative selected precedent transaction analysis would not be particularly meaningful in the context of considering the merger. Barclays therefore made qualitative judgments concerning differences between the characteristics of the selected precedent transactions and the merger which would affect the acquisition values of the selected target companies and DigitalGlobe. The results of this selected precedent transactions analysis are summarized below:

	Purchase Price ($mm)	Purchase Price / LTM EBITDA (post- stock based compensation)(1)
Average for Satellites Industry	$984	8.0x
Median for Satellites Industry	$960	8.8x
Average for Aerospace & Defense Industry	$3,175	10.7x
Median for Aerospace & Defense Industry	$1,670	11.1x
Average of Satellites and Aerospace & Defense Averages	$1,095	9.3x
Average of Satellites and Aerospace & Defense Means	$2,886	10.0x

(1)	Averages and Medians exclude Asia Satellite Telecommunications Co. Ltd., Hellas-Sat Consortium Limited, Airbus Defense Electronics, Lockheed Martin Information Systems & Global Solutions, Sikorsky Aircraft Corporation and ARINC Aviation Solutions.

Based upon the foregoing, Barclays selected a range of 8.0x to 10.0x for 2016E EBITDA (post-stock based compensation) and applied such range to the Scenario 1 projections to calculate a range of implied prices per share of DigitalGlobe common stock based on the fully diluted number of shares of DigitalGlobe common stock as of February 16, 2017. The following table summarizes the results of such analysis, as compared to the merger consideration:

Implied prices per share of DigitalGlobe common stock	Merger consideration
$27.21-$38.29	$35.00

Barclays noted that on the basis of the selected precedent transaction analysis, the value of the merger consideration was within the range of implied values per share.

Discounted Cash Flow Analysis—DigitalGlobe

In order to estimate the present value of DigitalGlobe common stock, Barclays performed a discounted cash flow analysis of DigitalGlobe. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows generated by the asset. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

To calculate the estimated enterprise value of DigitalGlobe using the discounted cash flow method, Barclays added (a) DigitalGlobe’s projected after-tax unlevered free cash flows for fiscal years 2017E through 2021E based on the Scenario 1 projections to (b) ranges of “terminal values” of DigitalGlobe as of December 31, 2021, and discounted such amount to its present value using a range of selected discount rates. The after-tax unlevered free cash flows were calculated by taking the tax-affected earnings before interest and tax expense, adding depreciation and amortization, subtracting capital expenditures and adjusting for changes in working capital and other cash flow items. The residual value of DigitalGlobe at the end of the forecast period, or “terminal value,” was estimated by applying perpetuity growth rates of 1.5% to 2.5% to the Scenario 1 projections. The range of after-tax discount rates of 8% to 9% was selected based on an analysis of the estimated weighted average cost of capital of DigitalGlobe. Barclays then calculated a range of implied prices per share of DigitalGlobe common stock by subtracting estimated net debt as of December 31, 2016 from the estimated enterprise value derived using the discounted cash flow method and dividing such amount by the fully diluted number of shares of DigitalGlobe common stock as of February 16, 2017, and then adding to such amount the estimated present value of the net operating losses of DigitalGlobe (as set forth in the Standalone NOL Projections and the net operating loss projections included in the Scenario 1 projections) of $1.31 per share of DigitalGlobe common stock (after discounting the net operating losses of DigitalGlobe by a discount rate of 6.25%). The following summarizes the results of these calculations, as compared to the merger consideration:

Implied prices per share of DigitalGlobe common stock	Merger consideration
$22.67-$35.56	$35.00

Barclays noted that on the basis of the discounted cash flow analysis, the value of the merger consideration was within the range of implied values per share calculated using the Scenario 1 projections.

Discounted Cash Flow Analysis—MDA

In order to estimate the present value of MDA common shares, Barclays also performed a discounted cash flow analysis of MDA.

To calculate the estimated enterprise value of MDA using the discounted cash flow method, Barclays added (a) MDA’s projected after-tax unlevered free cash flows for fiscal years 2017E through 2021E based on the MDA Forecasts and the DigitalGlobe Revised MDA Forecasts to (b) ranges of “terminal values” of MDA as of December 31, 2021, and discounted such amount to its present value using a range of selected discount rates. The after-tax unlevered free cash flows were calculated by taking the tax-affected earnings before interest and tax expense, adding depreciation and amortization, subtracting capital expenditures and adjusting for changes in working capital and other cash flow items. The residual value of MDA at the end of the forecast period, or “terminal value,” was estimated by applying a range of terminal value multiples based on 2021 EBITDA for the five-year period ending December 31, 2021, of 11.0x to 13.0x, which was derived by analyzing the results of the selected comparable company analysis, and applying such range to the MDA Forecasts and the DigitalGlobe Revised MDA Forecasts. The range of after-tax discount rates of 7% to 8% was selected based on an analysis of the estimated weighted average cost of capital of MDA. Barclays then calculated a range of implied prices per MDA common share by subtracting estimated net debt as of December 31, 2016 from the estimated enterprise value derived using the discounted cash flow method and dividing such amount by the fully diluted number of MDA common shares as of February 16, 2017. The following summarizes the results of these calculations, as compared to the closing price per MDA common share as of February 16, 2017:

Projections	Implied prices per MDA common share	Price per MDA common share(1)
MDA Forecasts	$69.11-$85.31	$56.23
DigitalGlobe Revised MDA Forecasts	$52.19-$66.48	$56.23

(1)	Calculated using a CAD/USD exchange rate of 0.766, as reported by S&P CapitalIQ on February 16, 2017.

Barclays noted that on the basis of the discounted cash flow analysis, the closing price per MDA common share as of February 16, 2017 was within the range of implied values per share calculated using the DigitalGlobe Revised MDA Forecasts and below the range of implied values per share calculated using the MDA Forecasts.

Implied Stock-for-Stock Exchange Ratios

Barclays also performed the following analyses to derive ranges of implied stock-for-stock exchange ratios of MDA common shares per share of DigitalGlobe common stock for the stock component of the merger consideration:

•	Relative Discounted Cash Flow Analysis. Barclays performed an analysis in which Barclays derived ranges of implied stock-for-stock exchange ratios of MDA common shares per share of DigitalGlobe common stock for the stock component of the merger consideration by, for each of the MDA Forecasts and the DigitalGlobe Revised MDA Forecasts, (a) dividing the difference between the low end of the implied prices per share of DigitalGlobe common stock derived from the discounted cash flow analysis discussed above and the cash component of the merger consideration by the low end of the implied prices per MDA common share derived from the discounted cash flow analysis discussed above and (b) dividing the difference between the high end of the implied prices per share of DigitalGlobe common stock derived from the discounted cash flow analysis discussed above and the cash component of the merger consideration by the high end of the implied prices per MDA common share derived from the discounted cash flow analysis discussed above. Based on this analysis, Barclays calculated ranges of implied exchange ratios of 0.075x to 0.212x based on the MDA Forecasts and 0.099x to 0.272x based on the DigitalGlobe Revised MDA Forecasts, in each case as compared to the exchange ratio of 0.311x implied by the stock component of the merger consideration and the closing price of an MDA common share as of February 16, 2017 (converted to USD using a CAD/USD exchange rate of 0.766, as reported by S&P CapitalIQ on February 16, 2017). The actual exchange ratio for the stock component of the merger consideration is 0.3132x.

•	Relative Selected Comparable Company Analysis. Barclays performed an analysis in which Barclays derived ranges of implied stock-for-stock exchange ratios of MDA common shares per share of DigitalGlobe common stock for the stock component of the merger consideration by (a) dividing the difference between the low end of the implied prices per share of DigitalGlobe common stock derived from the selected comparable company analysis discussed above and the cash component of the merger consideration by the low end of the implied prices per MDA common share derived from the selected comparable company analysis discussed above and (b) dividing the difference between the high end of the implied prices per share of DigitalGlobe common stock derived from the selected comparable company analysis discussed above and the cash component of the merger consideration by the high end of the implied prices per MDA common share derived from the selected comparable company analysis discussed above. Based on this analysis, Barclays calculated ranges of implied exchange ratios of 0.152x to 0.292x based on 2017E EBITDA (post-stock based compensation), 0.307x to 0.466x based on 2018E EBITDA (post-stock based compensation), and 0.232x to 0.374x based on 2018E LFCF, in each case as compared to the exchange ratio of 0.311x implied by the stock component of the merger consideration and the closing price of an MDA common share as of February 16, 2017 (converted to USD using a CAD/USD exchange rate of 0.766, as reported by S&P CapitalIQ on February 16, 2017). The actual exchange ratio for the stock component of the merger consideration is 0.3132x.

•	Relative Precedent Transaction Analysis. Barclays performed an analysis in which Barclays derived a range of implied stock-for-stock exchange ratios of MDA common shares per share of DigitalGlobe common stock for the stock component of the merger consideration by (a) dividing the difference between the low end of the implied prices per share of DigitalGlobe common stock derived from the precedent transaction analysis discussed above and the cash component of the merger consideration by the closing price of an MDA common share as of February 16, 2017 (converted to USD using a CAD/USD exchange rate of 0.766, as reported by S&P CapitalIQ on February 16, 2017) and (b) the difference between the high end of the implied prices per share of DigitalGlobe common stock derived from the precedent transaction analysis discussed above and the cash component of the merger consideration by the closing price of an MDA common share as of February 16, 2017 (converted to USD using a CAD/USD exchange rate of 0.766, as reported by S&P CapitalIQ on February 16, 2017). Based on this analysis, Barclays calculated a range of implied exchange ratios of 0.173x to 0.370x, as compared to the exchange ratio of 0.311x implied by the stock component of the merger consideration and the closing price of an MDA common share as of February 16, 2017 (converted to USD using a CAD/USD exchange rate of 0.766, as reported by S&P CapitalIQ on February 16, 2017). The actual exchange ratio for the stock component of the merger consideration is 0.3132x.

Other Information

Barclays also observed the below factors, which were not considered part of its financial analyses in connection with rendering its opinion, but were referenced solely for informational purposes:

•	publicly available Wall Street research analysts’ share price targets in the next twelve months for each of a share of DigitalGlobe common stock and an MDA common share, which indicated (a) a target share price range for a share of DigitalGlobe common stock of $22.20 to $39.06 (reflecting the discounting of such price targets using an assumed cost of equity of 12.6%), as compared to the merger consideration of $35.00, (b) a target share price range for an MDA common share of $52.89 to $67.00 (reflecting the discounting of such price targets using an assumed cost of equity of 8.6%), as compared to the closing price of an MDA common share as of February 16, 2017 of $56.23 (converted to USD using a CAD/USD exchange rate of 0.766, as reported by S&P CapitalIQ on February 16, 2017) and (c) ranges of implied exchange ratios for the stock component of the merger consideration of 0.089x to 0.322x, as compared to the exchange ratio of 0.311x implied by the stock component of the merger consideration and the closing price of an MDA common share as of February 16, 2017 of $56.23 (converted to USD using a CAD/USD exchange rate of 0.766, as reported by S&P CapitalIQ on February 16, 2017) (the actual exchange ratio for the stock component of the merger consideration is 0.3132x);

•	historical trading prices of a share of DigitalGlobe common stock and an MDA common share during the 52-week period ending February 16, 2017, which indicated (a) low and high closing prices of a share of DigitalGlobe common stock during such period of $13.32 to $33.05, as compared to the merger consideration of $35.00, (b) low and high closing prices of an MDA common share during such period of $49.06 to $71.18, as compared to the closing price of an MDA common share as of February 16, 2017 of $56.23 (converted to USD using a CAD/USD exchange rate of 0.766, as reported by S&P CapitalIQ on February 16, 2017) and (c) ranges of implied exchange ratios for the stock component of the merger consideration of -0.085x to 0.218x, as compared to the exchange ratio of 0.311x implied by the stock component of the merger consideration and the closing price of an MDA common share as of February 16, 2017 of $56.23 (converted to USD using a CAD/USD exchange rate of 0.766, as reported by S&P CapitalIQ on February 16, 2017) (the actual exchange ratio for the stock component of the merger consideration is 0.3132x); and

•	a transaction premium analysis based on the premiums paid in certain precedent telecom transactions announced between 2005 and 2016 with implied transaction values above $1 billion, calculated by comparing the transaction value per share to the target company’s closing share price one day prior to announcement and 30 days prior to announcement, which indicated (a) target share price ranges for a share of DigitalGlobe common stock of $30.43 to $37.66 (based on the closing share price one day prior to announcement) and $30.87 to $38.92 (based on the closing share price 30 days prior to announcement), in each case as compared to the merger consideration of $35.00 and (b) ranges of implied exchange ratios for the stock component of the merger consideration of 0.230x to 0.359x (based on the closing share price one day prior to announcement) and 0.238x to 0.381x (based on the closing share price 30 days prior to announcement), calculated relative to the closing price of an MDA common share as of February 16, 2017 of $56.23 (converted to USD using a CAD/USD exchange rate of 0.766, as reported by S&P CapitalIQ on February 16, 2017), as compared to the exchange ratio of 0.311x implied by the stock component of the merger consideration and the closing price of an MDA common share as of February 16, 2017 of $56.23 (converted to USD using a CAD/USD exchange rate of 0.766, as reported by S&P CapitalIQ on February 16, 2017) (the actual exchange ratio for the stock component of the merger consideration is 0.3132x).

General

Barclays is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The DigitalGlobe board of directors selected Barclays because of its qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally.

Barclays is acting as financial advisor to DigitalGlobe in connection with the merger. As compensation for its services in connection with the merger, DigitalGlobe paid Barclays $1.5 million upon the delivery of Barclays’ opinion. Estimated compensation of approximately $18 million (estimated based on DigitalGlobe’s debt, cash and fully diluted shares outstanding calculated using the treasury stock method as of February 16, 2017 and the announced merger consideration of $35.00) will be payable at the closing of the merger, against which the amounts previously paid relating to the opinion will be credited. For the avoidance of doubt, the actual compensation payable will not be finally determined until the closing of the merger. In addition, DigitalGlobe has agreed to reimburse Barclays for its out-of-pocket expenses incurred in connection with the merger and to indemnify Barclays for certain liabilities that may arise out of its engagement by DigitalGlobe and the rendering of Barclays’ opinion. Barclays has performed various investment banking services for DigitalGlobe in the past, and expects to perform such services in the future, and has received, and expects to receive, customary fees for such services. Specifically, in the past two years, Barclays has performed the following investment banking and financial services for DigitalGlobe: Lead Arranger and Bookrunner on DigitalGlobe’s 2016 Secured Credit Facility and Sole Dealer Manager and Solicitation Agent on the associated tender offer. Barclays may perform various investment banking services for MDA in the future and would expect to receive customary fees for such services.

Barclays, its subsidiaries and its affiliates engage in a wide range of businesses for investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of its business, Barclays and its subsidiaries and affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of DigitalGlobe, MDA and their respective affiliates for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

Certain Unaudited Prospective Financial Information Used by the DigitalGlobe Board of Directors and DigitalGlobe’s Financial Advisors

Projections with respect to DigitalGlobe

DigitalGlobe generally does not disclose projections of its expected future financial performance or position because of, among other things, the inherent difficulty of accurately predicting financial performance for future periods and the possibility that the underlying assumptions and estimates may prove incorrect. While DigitalGlobe has not generally published financial projections, it has, from time to time, in its earnings press releases, published estimated ranges for its annual revenue, adjusted EBITDA and capital expenditures. In addition, in connection with DigitalGlobe’s evaluation of the merger, DigitalGlobe’s management prepared certain financial forecasts regarding DigitalGlobe for the fiscal years from 2017 to 2021.

In connection with discussions between MDA and DigitalGlobe regarding a business combination transaction, and the strategic review process conducted by the DigitalGlobe board of directors that followed, DigitalGlobe management prepared non-public financial projections and operating data for DigitalGlobe as a stand-alone company, without giving effect to the merger, that included (i) a forecast, which we refer to as the “Scenario 1 projections”, (ii) an additional forecast, which we refer to as the “Scenario 2 projections”, and (iii) a further additional forecast, which we refer to as the “Scenario 3 projections.” The Scenario 1 projections, Scenario 2 projections and Scenario 3 projections were initially prepared by DigitalGlobe management on November 11, 2016, November 16, 2016 and January 6, 2017, respectively, and were thereafter updated through February 2, 2017 and included projections estimating the net operating losses of DigitalGlobe for the same period (fiscal years 2017 through 2021 in each case). Also in connection with discussions between MDA and

DigitalGlobe regarding a business combination transaction, and the strategic review process conducted by the DigitalGlobe board of directors that followed, DigitalGlobe management prepared (i) a standalone version of the net operating loss projections included in the Scenario 1 projections, which we refer to as the “Standalone NOL Projections” and which were merely a restatement of the net operating loss projections included in the Scenario 1 projections, and (ii) non-public financial projections and operating data for the combined company for the fourth quarter of 2017 through fiscal year 2021, estimating the cost synergies and the revenue synergies that could result from the merger, which we refer to as the “Synergy Projections.” The Standalone NOL Projections were initially prepared by DigitalGlobe management on November 11, 2016 in connection with the Scenario 1 projections and were likewise updated through February 2, 2017. The Synergy Projections were initially prepared by DigitalGlobe management on February 5, 2017. We refer to the Scenario 1 projections, the Scenario 2 projections, the Scenario 3 projections, the Synergy Projections and the Standalone NOL Projections collectively as the “Forecasts.” The Forecasts were based solely upon information available to DigitalGlobe management at the time of their preparation, including, with respect to the Synergy Projections, the information available to DigitalGlobe management based on due diligence it conducted with respect to MDA. DigitalGlobe’s management did not update the Forecasts to take into account a variety of detailed assumptions or other matters that have changed since the preparation of the Forecasts, such as DigitalGlobe’s actual 2017 year-to-date financial performance, changes to general industry or economic conditions, geopolitical matters, the effects that the strategic review process may have had on DigitalGlobe’s business, or the restrictions on the conduct of DigitalGlobe’s business imposed by the terms of the merger agreement.

In connection with the evaluation of DigitalGlobe’s strategic alternatives, DigitalGlobe’s management provided an iteration of the Scenario 3 projections to parties with whom DigitalGlobe entered into confidentiality agreements to explore a potential strategic transaction, including MDA. The iterations of the Scenario 3 projections were provided by DigitalGlobe’s management to such parties with a view to showing potential bidders the potential performance of DigitalGlobe, subject to certain assumptions reflected therein. In addition, the Forecasts were provided to PJT Partners and Barclays. Based on its professional judgment and experience evaluating merger and acquisition transactions, PJT Partners used the Scenario 1 projections, the Scenario 2 projections and the Scenario 3 projections (and the associated net operating loss projections in each case) as well as the Synergy Projections as the basis for its financial analyses of DigitalGlobe. Based on its professional judgment and experience evaluating merger and acquisition transactions, Barclays used the Scenario 1 projections, the Synergy Projections and the Standalone NOL Projections as the basis for its financial analyses of DigitalGlobe. DigitalGlobe’s management also provided the Forecasts to the DigitalGlobe board of directors.

The Forecasts were not prepared with a view toward public disclosure, and the inclusion of summaries of the Forecasts below should not be regarded as an indication that any of DigitalGlobe, MDA or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results.

In addition, the Forecasts were not prepared on a basis designed to comply with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants with respect to the preparation and presentation of projections or U.S. GAAP or IFRS. The Forecasts included in this registration statement has been prepared by, and is the responsibility of, DigitalGlobe’s management. Neither of DigitalGlobe’s nor MDA’s independent registered public accounting firms, which are listed as experts in the section entitled “Experts” , nor any other independent accountants, has compiled, examined or performed any procedures with respect to the Forecasts summarized below, nor expressed any opinion or any other form of assurance with respect to this information or its achievability. The reports of the independent registered public accounting firms included or incorporated by reference in this proxy statement/prospectus relate to historical financial statements. They do not extend to the Forecasts and should not be read to do so.

Although presented with numerical specificity, the Forecasts reflect the use of variables, estimates and assumptions that are inherently uncertain, susceptible to multiple interpretations and may be beyond the control of DigitalGlobe, and which may prove not to have been, or to no longer be, accurate. While in the view of DigitalGlobe’s management, the Forecasts were developed on bases that were reasonable at the time of their preparation, the Forecasts are subject to many risks and uncertainties. Important factors that may affect actual results and cause actual results to differ materially from the Forecasts include, but are not limited to, risks and uncertainties relating to DigitalGlobe’s businesses (including the effects that the pending merger may have on DigitalGlobe’s business), industry performance, the regulatory environment, general business and economic conditions, market and financial conditions, tax rates, transactions or events that were not anticipated at the times the Forecasts were prepared, various risks set forth in DigitalGlobe’s reports filed with the Securities and Exchange Commission, and other factors described or referenced in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” and in the section entitled “Risk Factors”.

The Forecasts also do not take into account any circumstances, transactions or events occurring after the dates the Forecasts were prepared. Accordingly, actual results have differed and will likely continue to differ, and may differ materially, from those contained in the Forecasts.

None of DigitalGlobe, MDA or their respective affiliates, officers, directors, or other representatives gives any DigitalGlobe shareowner, or any other person, any assurance that actual results will be realized, or that future financial results of DigitalGlobe will not differ materially from the Forecasts, and, except as otherwise required by law, none of them undertakes any obligation to update or otherwise revise or reconcile the Forecasts to reflect circumstances after the dates the Forecasts were prepared, or to reflect the occurrence of future events, even in the event that any or all of the assumptions and estimates underlying the Forecasts are shown to be in error.

No one has made or makes any representation to any DigitalGlobe shareowner, or anyone else regarding, nor assumes any responsibility for the validity, reasonableness, accuracy or completeness of the Forecasts. You are cautioned not to rely on the Forecasts. The inclusion of the summaries of the Forecasts below should not be regarded as an indication that DigitalGlobe, MDA or any other recipient of this information considered, or now considers, it to be material or to be a reliable prediction of actual future results. The Forecasts have not been included to influence DigitalGlobe shareowners’ decision to vote for the merger proposal.

The summaries of the Forecasts included below cover multiple years, and this information by its nature becomes subject to greater uncertainty with each successive year. The Forecasts should be evaluated, if at all, in conjunction with the historical financial statements and other information contained in this proxy statement/prospectus and DigitalGlobe’s public filings with the Securities and Exchange Commission incorporated by reference herein.

The following tables present summaries of the Forecasts. The dollar amounts below are in U.S. dollars and in millions.

Scenario 1 Projections

The Scenario 1 projections were based on the following key assumptions:

•	A $75 million increase in revenue from DigitalGlobe’s EnhancedView program and certain service level agreements, net of certain reductions for other services to the U.S. government over time.

•	Revenue from DigitalGlobe’s Direct Access Program, which we refer to as “DAP,” increases to approximately $187 million in 2021, reflecting a compound annual growth rate, which we refer to as “CAGR,” from 2016 through 2021 of 9%.

•	Revenue from DigitalGlobe’s multi-source analytics platform business, which we refer to as the “Platform Business,” grows to approximately $100 million in 2021, reflecting a CAGR from 2016 through 2021 of 46%.

•	Aggregate capital expenditures (excluding capitalized interest) of $942 million.

The following table presents selected unaudited prospective financial data as part of the Scenario 1 projections:

	2017E	2018E	2019E	2020E	2021E
Revenue	$873	$1,008	$1,099	$1,172	$1,221
EBITDA (pre-stock based compensation)(1)	$413	$509	$540	$550	$532
EBITDA (post-stock based compensation)(2)	$395	$491	$521	$531	$513
Capital expenditures (excluding capitalized interest)	$96	$310	$255	$177	$104
Unlevered Free Cash Flow(3)	$241	$116	$192	$256	$350
Levered Free Cash Flow(4)	$183	$57	$133	$196	$290

(1)	“EBITDA (pre-stock based compensation)” means earnings before interest, taxes, depreciation and amortization and pre-stock based compensation.
(2)	“EBITDA (post-stock based compensation)” means earnings before interest, taxes, depreciation and amortization and post-stock based compensation.
(3)	“Unlevered Free Cash Flow” means EBITDA (pre-stock based compensation) minus taxes, capital expenditures, changes in net working capital and other cash flow and deferred items.
(4)	“Levered Free Cash Flow” means EBITDA (pre-stock based compensation) minus taxes, capital expenditures, changes in net working capital, other cash flow and deferred items and interest.

Scenario 2 Projections

The Scenario 2 projections were based on the same key assumptions as the Scenario 1 projections, except that the Scenario 2 projections assume:

•	A $10 million increase in revenue from DigitalGlobe’s EnhancedView program, with no reductions for other services to the U.S. government over time.

•	The revenue from the DAP business grows to approximately $210 million in 2021, reflecting a CAGR from 2016 through 2021 of 11%.

•	The revenue from the Platform Business grows to approximately $65 million in 2021, reflecting a CAGR from 2016 through 2021 of 35%.

The following table presents selected unaudited prospective financial data as part of the Scenario 2 projections:

	2017E	2018E	2019E	2020E	2021E
Revenue	$873	$962	$1,021	$1,071	$1,093
EBITDA (pre-stock based compensation)	$413	$469	$486	$501	$478
EBITDA (post-stock based compensation)	$395	$451	$468	$482	$460
Capital expenditures (excluding capitalized interest)	$96	$310	$255	$177	$104
Unlevered Free Cash Flow	$241	$78	$158	$239	$318
Levered Free Cash Flow	$183	$19	$99	$180	$258

Scenario 3 Projections

The Scenario 3 projections were based on the same key assumptions as the Scenario 1 projections, except that the Scenario 3 projections assume:

•	A $75 million increase in revenue from DigitalGlobe’s EnhancedView program and certain service level agreements, with no reduction for other services provided to the U.S. government over time.

•	The revenue from the DAP business grows to approximately $210 million in 2021, reflecting a CAGR from 2016 through 2021 of 11%.

The following table presents selected unaudited prospective financial data as part of the Scenario 3 projections:

	2017E	2018E	2019E	2020E	2021E
Revenue	$873	$986	$1,095	$1,156	$1,190
EBITDA (pre-stock based compensation)	$413	$493	$560	$585	$575
EBITDA (post-stock based compensation)	$395	$474	$542	$567	$557
Capital expenditures (excluding capitalized interest)	$96	$310	$255	$177	$104
Unlevered Free Cash Flow	$241	$97	$208	$272	$374
Levered Free Cash Flow	$183	$38	$149	$213	$314

Synergy Projections

The Synergy Projections were based on both cost and revenue synergies. The cost synergies were expected to come from eliminating DigitalGlobe’s public company costs and eliminating redundancies, organizational streamlining, overhead absorption and cost savings from MDA building the Worldview-Legion satellites. The implementation of these cost savings was expected to be completed by 2018. The revenue synergies were expected to come from several opportunities, including, without limitation, cross-selling of DigitalGlobe’s Direct Access Facilities and data, and the potential revenue synergies derived from having more scale and a broader suite of capabilities enabling the surviving company to bid on a larger and broader array of government contracts, including, among others, those contracts that may benefit from being able to combine satellite manufacturing and operations and those contracts that require a services business with greater scale. The implementation of these revenue synergies was expected to be completed by the end of 2019. In addition, the Synergy Projections assume integration costs of $45 million in the first year following the closing of the merger.

The following table presents selected unaudited prospective financial data as part of the Synergy Projections:

	Q4 2017E(1)	2018E	2019E	2020E	2021E
Revenue Synergies	$0	$0	$36	$36	$36
Cost Synergies	$11	$45	$45	$45	$45
EBITDA Impact of Revenue and Cost Synergies	$11	$45	$70	$70	$70

(1)	Assumes the merger closes on September 30, 2017.

Standalone NOL Projections

The following table presents selected unaudited prospective financial data as part of the Standalone NOL Projections:

	2017E	2018E	2019E	2020E	2021E
Net operating losses as of year end	$250	$111	$0	$0	$0

Projections with respect to MDA

MDA generally does not disclose projections of its expected future financial performance or position because of, among other things, the inherent difficulty of accurately predicting financial performance for future periods and the possibility that the underlying assumptions and estimates may prove incorrect. In connection with the MDA board of directors’ evaluation of the merger and the other transactions contemplated by the merger agreement, MDA’s management prepared certain financial forecasts regarding MDA for the fiscal years from 2017 to 2021.

In connection with the evaluation of the merger and the other transactions contemplated by the merger agreement, MDA’s management prepared and provided non-public financial projections and operating data for MDA for fiscal years 2017 through 2021, which we refer to as the “MDA Forecasts”, to DigitalGlobe in connection with due diligence it conducted with respect to MDA and to PJT Partners and Barclays for their consideration in connection with their respective financial analyses and opinions as to the fairness from a financial point of view of the merger consideration. An iteration of the MDA Forecasts was also provided to the MDA board of directors and to MDA’s financial advisors.

In addition, DigitalGlobe’s management revised the MDA Forecasts, on the basis of certain assumptions DigitalGlobe’s management believed to be reasonable at the time of its preparation, including to address adjusted pricing on satellite construction, adjustments to the number of projected satellite awards in selected years, and certain one-time impacts and growth trends. DigitalGlobe’s management provided the MDA Forecasts, as revised, which we refer to as the “DigitalGlobe Revised MDA Forecasts”, to the DigitalGlobe board of directors and to PJT Partners and Barclays for their consideration in connection with their respective financial analyses and opinions as to the fairness from a financial point of view of the merger consideration. The MDA Forecasts and the Revised MDA Forecasts were not prepared with a view toward public disclosure, and the inclusion of the summaries of the MDA Forecasts and the DigitalGlobe Revised MDA Forecasts below should not be regarded as an indication that any of MDA, DigitalGlobe or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results. The MDA Forecasts were developed based solely upon information available to MDA management at the time of their preparation and the Revised MDA Forecasts were based solely upon information available to DigitalGlobe management at the time of their preparation.

In addition, the MDA Forecasts and the DigitalGlobe Revised MDA Forecasts were not prepared on a basis designed to comply with the published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants with respect to the preparation and presentation of projections, U.S. GAAP or IFRS. Neither of DigitalGlobe’s nor MDA’s independent registered public accounting firms, which are listed as experts in the section entitled “Experts”, nor any other independent accountants, has compiled, examined or performed any procedures with respect to the MDA Forecasts and the DigitalGlobe Revised MDA Forecasts summarized below, nor expressed any opinion or any other form of assurance with respect to this information or its achievability, and assumes no responsibility for, and disclaims any association with, the MDA Forecasts and the DigitalGlobe Revised MDA Forecasts. The reports of the independent registered public accounting firms included or incorporated by reference in this proxy statement/prospectus relate to historical financial statements. They do not extend to any prospective financial information and should not be seen to do so.

Although presented with numerical specificity, the MDA Forecasts and the DigitalGlobe Revised MDA Forecasts reflect the use of variables, estimates and assumptions that are inherently uncertain, susceptible to multiple interpretations and may be beyond the control of MDA, and which may prove not to have been, or to no longer be, accurate. Each of the MDA Forecasts and the DigitalGlobe Revised MDA Forecasts is subject to many risks and uncertainties. Important factors that may affect actual results and cause actual results to differ materially from the MDA Forecasts and the DigitalGlobe Revised MDA Forecasts financial information include, but are not limited to, risks and uncertainties relating to MDA’s businesses (including the effects that the pending merger may have on MDA’s business), industry performance, the regulatory environment, general business and economic conditions, market and financial conditions, tax rates, transactions or events that were not anticipated at the times the various projections underlying the MDA Forecasts and the DigitalGlobe Revised MDA Forecasts were prepared, and other factors described or referenced in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” and in the section entitled “Risk Factors”.

The MDA Forecasts and the DigitalGlobe Revised MDA Forecasts do not take into account any circumstances, transactions or events occurring after the date the MDA Forecasts and the DigitalGlobe Revised MDA Forecasts were prepared. Accordingly, actual results have differed and will likely continue to differ, and may differ materially, from those contained in the MDA Forecasts and the DigitalGlobe Revised MDA Forecasts.

None of MDA, DigitalGlobe or their respective affiliates, officers, directors, or other representatives gives any MDA shareholder, or any other person, any assurance that actual results will be realized, or that future financial results of MDA will not differ materially from the MDA Forecasts or the DigitalGlobe Revised MDA Forecasts, and, except as otherwise required by law, none of them undertakes any obligation to update or otherwise revise or reconcile the MDA Forecasts or the DigitalGlobe Revised MDA Forecasts to reflect circumstances after the dates the various projections underlying the MDA Forecasts and the DigitalGlobe Revised MDA Forecasts were prepared, or to reflect the occurrence of future events, even in the event that any or all of the assumptions and estimates underlying the MDA Forecasts or the DigitalGlobe Revised MDA Forecasts are shown to be in error.

No one has made or makes any representation to any MDA shareholder or DigitalGlobe shareowner, or anyone else regarding, nor assumes any responsibility for the validity, reasonableness, accuracy or completeness of the MDA Forecasts or the DigitalGlobe Revised MDA Forecasts. You are cautioned not to rely on the MDA Forecasts or the DigitalGlobe Revised MDA Forecasts. The inclusion of the summaries of the MDA Forecasts and DigitalGlobe Revised MDA Forecasts should not be regarded as an indication that DigitalGlobe, MDA or any other recipient of this information considered, or now considers, it to be material or to be a reliable prediction of actual future results. Each of the MDA Forecasts and the DigitalGlobe Revised MDA Forecasts has not been included to influence DigitalGlobe shareowners’ decision to vote for the merger proposal.

The summaries of the MDA Forecasts and the DigitalGlobe Revised MDA Forecasts included below cover multiple years, and this information by its nature becomes subject to greater uncertainty with each successive year. Each of the MDA Forecasts and the DigitalGlobe Revised MDA Forecasts should be evaluated, if at all, in conjunction with the historical financial statements and other information contained in this proxy statement/prospectus and MDA’s filings with SEDAR.

The following tables present summaries of the MDA Forecasts and the DigitalGlobe Revised MDA Forecasts. The MDA Forecasts were provided to DigitalGlobe, PJT Partners and Barclays in Canadian dollars and were then converted by them into U.S. dollars using an exchange rate of 0.766, as reported by S&P CapitalIQ on February 16, 2017. The dollar amounts below are in U.S. dollars and in millions.

MDA Forecasts(1)

	2017E	2018E	2019E	2020E	2021E
Revenue	$1,525	$1,547	$1,960	$2,307	$2,633
Corporate EBITDA (pre-stock based compensation)(2)	$272	$290	$322	$359	$401
Corporate EBITDA (post-stock based compensation)(3)	$257	$273	$303	$338	$378
Capital expenditures	$121	$111	$96	$96	$96
Unlevered Free Cash Flow(4)	$55	$140	$181	$221	$263
Levered Free Cash Flow(5)	$29	$116	$160	$204	$250

(1)	All values calculated using a CAD/USD exchange rate of 0.766, as reported by S&P CapitalIQ on February 16, 2017.
(2)	“Corporate EBITDA (pre-stock based compensation)” means EBITDA (pre-stock based compensation) and post-corporate expenses.
(3)	“Corporate EBITDA (post-stock based compensation)” means EBITDA (post-stock based compensation) and post-corporate expenses.
(4)	“Unlevered Free Cash Flow” means Corporate EBITDA (pre-stock based compensation) minus taxes, capital expenditures, changes in net working capital and other cash flow and deferred items.
(5)	“Levered Free Cash Flow” means Corporate EBITDA (pre-stock based compensation) minus taxes, capital expenditures, changes in net working capital, other cash flow and deferred items and interest.

DigitalGlobe Revised MDA Forecasts(1)

	2017E	2018E	2019E	2020E	2021E
Revenue	$1,526	$1,541	$1,731	$1,770	$1,921
Corporate EBITDA (pre-stock based compensation)	$272	$280	$282	$285	$327
Corporate EBITDA (post-stock based compensation)	$257	$263	$263	$264	$305
Capital expenditures	$121	$111	$96	$96	$96
Unlevered Free Cash Flow	$(12)	$67	$86	$101	$147
Levered Free Cash Flow	$26	$105	$123	$136	$177

(1)	All values calculated using a CAD/USD exchange rate of 0.766, as reported by S&P CapitalIQ on February 16, 2017.

Discussion and Reconciliation of Non-U.S. GAAP Measures in the Forecasts

The following tables present reconciling items between the projected non-U.S. GAAP metrics above and the most directly comparable U.S. GAAP metrics for fiscal year 2017. The reconciliations speak only as of the date of the Forecasts included in this proxy statement/prospectus and have not been updated to reflect any circumstances or events occurring since the preparation of the Forecasts. Some or all of the estimates and assumptions underlying the amounts provided in the reconciliations below may have changed since the date the Forecasts were prepared and actual results may differ from such amounts. The information presented in the reconciliations set forth below is not indicative of DigitalGlobe’s expected performance for fiscal year 2017 and is being included solely to provide a quantitative reconciliation of the non-U.S. GAAP financial measures included in the Forecasts to the most comparable U.S. GAAP financial measures for fiscal year 2017. The details set forth in, and the specificity of, the reconciliations set forth below should not be construed as indicative of DigitalGlobe management’s views as to the reliability of such reconciliations. The reconciling items reflect the use of variables, estimates and assumptions that are inherently uncertain, susceptible to multiple interpretations and may be beyond the control of DigitalGlobe, and which may prove not to have been, or to no longer be, accurate. Due to the inherent uncertainties of the reconciling items, DigitalGlobe has not historically presented non-U.S. GAAP reconciliations on a forward-looking basis. DigitalGlobe does not intend to update or otherwise revise the Forecasts or the reconciliations set forth below to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events or changes in general economic or industry conditions even in the event that any or all of the underlying assumptions may have changed. DigitalGlobe has not provided reconciliations for fiscal years 2018 through 2021 because, with the passage of time, it becomes increasingly difficult to estimate the reconciling items without unreasonable effort. Factors that are materially significant to DigitalGlobe’s ability to forecast certain components of net income, including income tax expense, interest expense and depreciation, include, but are not limited to, the nature of DigitalGlobe’s assets under construction during the applicable period, the timing and amount of capital expenditures and the timing of placing assets in service. In addition, factors that are materially significant to DigitalGlobe’s ability to forecast cash flow from operations include, but are not limited to, the timing and amount of capital expenditures. DigitalGlobe does not have a reasonable basis to reliably predict the timing, amount or nature of these reconciling items for fiscal years 2018 through 2021.

EBITDA

Scenario 1 projections (2017)
2017E
EBITDA (post-stock based compensation)	395
Depreciation and Amortization	360
Interest Expense	61
Income Tax Expense	(10)

Net (Loss) Income	(16)

Scenario 2 projections (2017)
2017E
EBITDA (post-stock based compensation)	395
Depreciation and Amortization	360
Interest Expense	61
Income Tax Expense	(10)

Net (Loss) Income	(16)

Scenario 3 projections (2017)
2017E
EBITDA (post-stock based compensation)	395
Depreciation and Amortization	360
Interest Expense	61
Income Tax Expense	(10)

Net (Loss) Income	(16)

EBITDA post stock-based compensation is a non-U.S. GAAP measure and may not be defined similarly by other companies. EBITDA excludes depreciation and amortization expense because these non-cash expenses reflect the impact of prior capital expenditure decisions which are not indicative of future capital expenditure requirements. EBITDA also excludes interest income, interest expense and income taxes because these items are associated with our capitalization and tax structures.

EBITDA should not be considered an alternative to net income (loss) as an indication of financial performance or an alternative to cash flow from operations as a measure of liquidity. EBITDA is a key measure used in DigitalGlobe internal operating reports and by the DigitalGlobe board of directors to evaluate the performance of its operations and are also used by analysts, investment banks and lenders for the same purpose.

DigitalGlobe’s management believes that EBITDA is a particularly important metric in a capital intensive industry, in which current period depreciation is not a good indication of current- or future-period capital expenditures. The cost to construct and launch a satellite and to build the related ground infrastructure may vary greatly from one satellite to another, depending on the satellite’s size, type and capabilities. Current depreciation expense is also not indicative of the revenue-generating potential of the satellites.

Levered Free Cash Flow

Scenario 1 projections (2017)
2017E
Levered Free Cash Flow	183
Capital Expenditures	97

Cash Flow From Operations	280

Scenario 2 projections (2017)
2017E
Levered Free Cash Flow	183
Capital Expenditures	97

Cash Flow From Operations	280

Scenario 3 projections (2017)
2017E
Levered Free Cash Flow	183
Capital Expenditures	97

Cash Flow From Operations	280

Levered free cash flow (pre-stock based compensation) is a non-U.S. GAAP measure. The Forecasts present free cash flow by reference to EBITDA (pre-stock based compensation) minus taxes, capital expenditures, changes in net working capital and other cash flow and deferred items, whereas the reconciliation tables above present reconciling items between free cash flow and net cash provided by operating activities (which DigitalGlobe considers to be the most comparable U.S. GAAP measure) for fiscal year 2017.

In relation to net cash provided by operating activities, levered free cash flow would be defined as cash flow from operations less capital expenditures (inclusive of capitalized interest).

Since levered free cash flow includes investments in operating assets, DigitalGlobe believes this non-U.S. GAAP liquidity measure is useful in addition to the most comparable U.S. GAAP measure — “net cash flows provided by (used in) operating activities” because it provides information about the amount of cash generated before acquisitions of businesses that is then available to repay debt obligations, make investments, fund acquisitions and for certain other activities.

There are limitations to using non-U.S. GAAP financial measures, including the difficulty associated with comparing companies in different industries that use similar performance measures whose calculations may differ from DigitalGlobe’s calculations.

Listing of MDA Common Shares

It is a condition to DigitalGlobe’s obligation to effect the merger that the MDA common shares to be issued pursuant to the merger agreement and in respect of certain DigitalGlobe equity awards are authorized for listing on either the NYSE or NASDAQ, in each case subject to official notice of issuance. It is a condition to DigitalGlobe’s and MDA’s obligation to effect the merger that the MDA common shares to be issued pursuant to the merger agreement and in respect of certain DigitalGlobe equity awards are conditionally approved for listing on the TSX, subject only to the provision of such required documentation as is customary in the circumstances. Under the merger agreement, MDA is required to use its reasonable best efforts to obtain the listing and admission for trading of the MDA common shares issued as merger consideration on the NYSE or NASDAQ and the TSX. Such listing of MDA common shares is subject to MDA fulfilling all of the listing requirements of each of the NYSE or NASDAQ, as applicable, and the TSX. For example, MDA will not be able to satisfy the listing requirements of the TSX unless MDA shareholder approval is obtained at the MDA meeting or any adjournment or postponement thereof. Additionally, there can be no assurance that such MDA common shares will be accepted for listing on the NYSE or NASDAQ, as applicable, or the TSX.

Delisting and Deregistration of DigitalGlobe Common Stock

As promptly as practicable after the effective time, and in any event no more than 10 days after the effective time, DigitalGlobe common stock currently listed on the NYSE will cease to be listed on the NYSE and will be deregistered under the U.S. Exchange Act.

Interests of DigitalGlobe’s Directors and Executive Officers in the Merger

In considering the recommendation of the DigitalGlobe board of directors in favor of the merger agreement, you should be aware that aside from their interests as DigitalGlobe shareowners, DigitalGlobe’s directors and executive officers have interests in the merger that are different from, or in addition to, those of DigitalGlobe shareowners generally. Members of the DigitalGlobe board of directors were aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending to DigitalGlobe shareowners that the merger agreement be adopted. For more information see the sections entitled “The Merger Proposal—Background of the Merger” and “The Merger Proposal—DigitalGlobe’s Reasons for the Merger; Recommendation of the DigitalGlobe Board of Directors.” These interests are described in more detail below, and certain of them are quantified in the narrative and the tables below.

Treatment of DigitalGlobe Equity Awards

Under the merger agreement, the equity awards held by DigitalGlobe’s directors and executive officers as of the effective time will be treated as follows:

Options. At the effective time, each option to purchase DigitalGlobe common stock that has been granted or assumed by DigitalGlobe and is outstanding and unexercised immediately prior to the effective time (which we refer to as a “DigitalGlobe option”), whether vested or unvested, will be cancelled in exchange for the right to receive a combination of cash and a number of MDA common shares (which we refer to as the “Option Consideration”), as described below. Each DigitalGlobe option currently outstanding is fully vested.

The cash component of the Option Consideration for a DigitalGlobe option will equal the positive difference, if any, between (a) the product of (i) the cash consideration ($17.50) and (ii) the number of shares of DigitalGlobe common stock subject to the DigitalGlobe option immediately prior to the effective time less (b) the Total Cash Exercise Price (as defined below). The “Total Cash Exercise Price” with respect to a DigitalGlobe option is the product of (i) the aggregate exercise price of the shares of DigitalGlobe common stock subject to the DigitalGlobe option immediately prior to the effective time and (ii) a fraction, the numerator of which is the cash consideration and the denominator of which is the sum of (A) the cash consideration and (B) the Parent Share Consideration Value (as defined below). The “Parent Share Consideration Value” is the product of the stock consideration (0.3132 of an MDA common share) and the Parent Closing Stock Value. The “Parent Closing Stock Value” is the average of the closing sale prices of the MDA common shares on the TSX for the five trading days ending with the trading day immediately before the closing of the merger, converted from Canadian dollars to U.S. dollars using the Bank of Canada’s daily average Canada/U.S. exchange rate for each such trading day.

The MDA share component of the Option Consideration for a DigitalGlobe option will be a number of MDA common shares equal to (a) the positive difference, if any, between (i) the product of (A) the Parent Share Consideration Value and (B) the number of shares of DigitalGlobe common stock subject to the DigitalGlobe option immediately prior to the effective time less (ii) the aggregate exercise price of the shares of DigitalGlobe common stock subject to the DigitalGlobe option immediately prior to the effective time reduced by the Total Cash Exercise Price, divided by (b) the Parent Closing Stock Value. Any fractional share interest will be settled in cash in accordance with the merger agreement.

MDA will pay, or will cause the surviving company to pay, on the effective date of the merger, the Option Consideration for a DigitalGlobe option cancelled pursuant to the merger agreement. Such payments will be subject to all applicable tax withholdings and deductions. If the Option Consideration for a particular DigitalGlobe option is zero or a negative number, such option will be cancelled without payment.

Performance-Based RSUs and Vested RSUs. At the effective time, each outstanding restricted stock unit (which we refer to as a “RSU”) granted by DigitalGlobe and denominated in shares of DigitalGlobe common stock (which we refer to as a “DigitalGlobe RSU”) that is subject to unsatisfied performance conditions for a performance period that includes the date of the closing of the merger (which we refer to as a “DigitalGlobe performance-based RSU”), whether vested or unvested, and each DigitalGlobe RSU that is not a DigitalGlobe performance-based RSU and that is vested immediately prior to the effective time, after giving effect to any accelerated vesting in connection with the merger (which we refer to as a “DigitalGlobe vested RSU”), will be cancelled in exchange for the right to receive (a) a cash payment equal to the product of (i) the cash consideration and (ii) the total number of shares of DigitalGlobe common stock subject to such RSU, and (b) a number of MDA common shares equal to the product of (i) the stock consideration and (ii) the total number of shares of DigitalGlobe common stock subject to such RSU. There are currently no outstanding vested and previously unsettled DigitalGlobe performance-based RSUs. Any fractional share interest will be settled in cash in accordance with the merger agreement. MDA will pay, or will cause the surviving company to pay, such consideration on the effective date of the merger. Such payments will be subject to all applicable tax withholdings and deductions.

The number of shares of DigitalGlobe common stock subject to a DigitalGlobe performance-based RSU that, at the effective time, remains subject to one or more unsatisfied performance conditions for a performance period that includes the date on which the effective time occurs will be determined as though such performance conditions were satisfied at the applicable “target” level, except as to any such performance condition based on a relative total stockholder return measure. The number of shares of DigitalGlobe common stock subject to a DigitalGlobe performance-based RSU that, at the effective time, remains subject to an unsatisfied performance condition based on a relative total stockholder return measure for a performance period that includes the date on which the effective time occurs will be determined as though the applicable performance period ended with the trading day immediately preceding the date on which the effective time occurs and using an average of the closing prices for a share of DigitalGlobe common stock for the period of five trading days immediately preceding the date on which the effective time occurs as the value of the DigitalGlobe common stock at the end of such performance period for the purposes of such performance determination.

Unvested Time-Based RSUs. At the effective time, each outstanding DigitalGlobe RSU that is not a DigitalGlobe performance-based RSU and that is not, immediately prior to the effective time and after giving effect to any accelerated vesting in connection with the transaction contemplated by the merger agreement, vested (which we refer to as a “DigitalGlobe unvested time-based RSU”), will be assumed by MDA. Each DigitalGlobe unvested time-based RSU that is assumed by MDA is referred to as a “Converted RSU.” Each Converted RSU will represent the right to receive (a) an amount in cash equal to the product of (i) the cash consideration and (ii) the total number of shares of DigitalGlobe common stock subject to such DigitalGlobe RSU (which we refer to as the “Converted RSU cash consideration”), and (b) a number of MDA common shares equal to the product of (i) the stock consideration and (ii) the total number of shares of DigitalGlobe common stock subject to such DigitalGlobe RSU (which we refer to as the “Converted RSU stock consideration”). Each Converted RSU will be subject to substantially the same terms and conditions as were applicable to such DigitalGlobe RSU immediately before the effective time, except that the Converted RSU will be deemed fully vested upon the effective time as to the Converted RSU cash consideration. MDA will pay, or will cause the surviving company to pay, the Converted RSU cash consideration on the effective date of the merger. Such payments will be subject to all applicable tax withholdings and deductions.

Accelerated Vesting. Pursuant to Jeffrey R. Tarr’s employment agreement, and pursuant to the terms and conditions of other equity awards granted to DigitalGlobe’s executive officers and the terms of their respective severance protection agreements entered into with DigitalGlobe, the Converted RSUs held by the executive officers following the effective time may, to the extent that they do not vest at the effective time as described above, accelerate in full upon a qualifying termination of the executive’s employment following the merger. In addition, the Converted RSUs held by one non-employee director, Dr. Mason, will vest if Dr. Mason is asked to resign as a director in connection with the merger and he does not continue as a director of MDA. For information on these agreements, please see “The Merger Proposal—Interests of DigitalGlobe’s Directors and Executive Officers in the Merger—Employment and Severance Protection Agreements with Executive Officers; Equity Award Agreements for Directors and Executive Officers” below.

Quantification of Payments.

Assuming that the merger was completed on May 25, 2017, the estimated aggregate amount that would be payable to DigitalGlobe’s non-employee directors as a group for their DigitalGlobe equity awards is as follows: (a) with respect to DigitalGlobe options, $334,096 in cash and 5,979 MDA common shares, (b) with respect to DigitalGlobe vested RSUs, $2,195,795 in cash and 39,298 MDA common shares, and (c) with respect to DigitalGlobe unvested time-based RSUs, $111,458 in cash and 1,995 MDA common shares, which MDA common shares will remain subject to continued time-based vesting requirements. DigitalGlobe’s non-employee directors do not hold any DigitalGlobe performance-based RSUs. The only DigitalGlobe non-employee director who holds DigitalGlobe unvested time-based RSUs is, as discussed below, Dr. Mason.

Assuming that the merger was completed on May 25, 2017, the estimated aggregate amount that would be payable to DigitalGlobe’s executive officers as a group for their DigitalGlobe equity awards is as follows: (a) with respect to DigitalGlobe options, $4,356,957 in cash and 77,977 MDA common shares, (b) with respect to DigitalGlobe performance-based RSUs, $13,427,840 in cash and 240,320 MDA common shares, and (c) with respect to DigitalGlobe unvested time-based RSUs, $6,663,755 in cash and 119,262 MDA common shares, which MDA common shares will remain subject to continued time-based vesting requirements. DigitalGlobe’s executive officers do not currently hold any DigitalGlobe vested RSUs that have not previously been settled.

The total number of MDA common shares payable to DigitalGlobe’s executive officers as a group and non-employee directors as a group with respect to their DigitalGlobe equity awards is (including any shares that will remain subject to continued time-based vesting requirements) 437,559 and 47,272, respectively, which have a value (assuming that the value of an MDA common share is $46.54 for this purpose, which was the closing sale price of MDA common shares on the TSX on May 25, 2017, converted from Canadian dollars to U.S. dollars using an assumed exchange rate of 1 Canadian dollar to 0.74 U.S. dollars, and rounding to the nearest whole cent) of $20,363,996 and $2,200,039, respectively, and represent approximately 1.20% and 0.13%, respectively, of MDA’s current outstanding common shares.

For purposes of this “Quantification of Payments” disclosure, it is assumed that DigitalGlobe performance-based RSUs that, at the effective time, remain subject to an unsatisfied performance condition based on a relative total stockholder return measure (which we refer to as “Relative TSR Performance-Based RSUs”) will vest at the following performance level: 87% of the “target” level for the awards granted in 2015, 200% of the “target” level (maximum performance) for the awards granted in 2016, and 141% of the “target” level for the awards granted in 2017.

For an estimate of the amounts that would be payable to each of DigitalGlobe’s named executive officers in connection with any acceleration of the DigitalGlobe equity awards, see the section entitled “The Merger Proposal—Interests of DigitalGlobe’s Directors and Executive Officers in the Merger—Quantification of Payments and Benefits to DigitalGlobe’s Named Executive Officers” below.

Employment and Severance Protection Agreements with Executive Officers; Equity Award Agreements for Directors and Executive Officers

Chief Executive Officer Employment Agreement

DigitalGlobe entered into an employment agreement with Jeffrey R. Tarr, its President and Chief Executive Officer, on July 23, 2014 (which we refer to as the “CEO Employment Agreement”), which provides for a base salary, target annual incentive compensation, health and welfare benefits, and severance benefits in the event Mr. Tarr experiences a qualifying termination of employment, either outside a change in control or in connection with a change in control. The CEO Employment Agreement has an initial term of 36 months and automatically renews annually thereafter for an additional year unless either party has given 180 days’ prior written notice of non-renewal. In the event of a change in control, the term will be extended for two years following the change in control. In all cases, the term is subject to earlier termination pursuant to the terms of the CEO Employment Agreement. The merger will constitute a “change in control” under the CEO Employment Agreement.

Under the CEO Employment Agreement, if Mr. Tarr’s employment is terminated by DigitalGlobe without “cause” or by non-renewal of the term of the CEO Employment Agreement (in either case, except on account of death or disability), or Mr. Tarr resigns for “good reason” (as such terms are defined in the CEO Employment Agreement), in each case, within six months prior to, upon, or within two years following a change in control (we refer to this period of time as the “change in control period”), Mr. Tarr will be entitled to a lump sum severance payment equal to (a) two times the sum of (i) his highest annual rate of base salary in effect at any time in the two years prior to the date of termination, and (ii) Mr. Tarr’s target annual bonus amount for the year of termination; plus (b) a prorated portion of his target bonus for the year in which the termination occurs, with the pro-ration based on the number of whole months during such calendar year he was employed by the Company; plus (c) an amount equal to the estimated monthly cost for Mr. Tarr to continue medical coverage for himself and his eligible dependents under the Consolidated Omnibus Budget Reconciliation Act (which we refer to as “COBRA”) for one month multiplied by 24. In addition, in connection with such a termination of employment, Mr. Tarr will also be entitled to accelerated vesting of his equity awards granted prior to the change in control period, to the extent the equity awards are outstanding and unvested on the date Mr. Tarr’s employment terminates. The severance benefits provided under the CEO Employment Agreement are scheduled to be paid on the 60th day following termination of employment and conditioned upon Mr. Tarr’s execution of a release of claims and his compliance with a proprietary information, invention and non-competition agreement, which includes a one-year non-competition provision and a one-year non-solicitation of DigitalGlobe’s customers or prospective customers provision.

“Good reason” is defined under the CEO Employment Agreement to include, in general, the occurrence, without Mr. Tarr’s consent, of any of the following: (a) a material reduction or change in Mr. Tarr’s title or job duties, responsibilities and requirements inconsistent with Mr. Tarr’s position with DigitalGlobe and Mr. Tarr’s prior duties, responsibilities and requirements, including in connection with any assignment of the CEO Employment Agreement to another entity; (b) following a change in control, a material reduction or change in the authority, duties or responsibilities of the supervisor to whom Mr. Tarr is required to report, including a requirement that Mr. Tarr report to a corporate officer or employee instead of reporting directly to the board of directors of the ultimate parent entity; (c) any reduction of Mr. Tarr’s then in effect base salary or target bonus level; (d) the requirement to relocate to a facility or location more than 50 miles from DigitalGlobe’s current corporate headquarters; or (e) any material breach of the CEO Employment Agreement by DigitalGlobe; in each case subject to certain notice and cure provisions set forth in the CEO Employment Agreement. It is expected that, following the effective time, “good reason” will exist under the CEO Employment Agreement.

Pursuant to the CEO Employment Agreement, if the aggregate payments and benefits provided to Mr. Tarr in connection with the merger, whether under the CEO Employment Agreement or otherwise, constitute “excess parachute payments” under Section 280G of the Code that would be subject to the excise tax imposed by Section 4999 of the Code, then such payments and benefits will be either (a) delivered in full or (b) delivered to such lesser amount that would result in no portion of the amounts payable to Mr. Tarr being subject to such excise tax, whichever results in the receipt by Mr. Tarr on an after-tax basis of the greatest amount. The CEO Employment Agreement does not provide for a “gross-up” of any excise taxes under Sections 280G and 4999 of the Code.

Severance Protection Agreements with Executive Officers

DigitalGlobe entered into a Severance Protection Agreement with each of Gary W. Ferrera, Timothy M. Hascall, Walter S. Scott, Stephanie Georges, Daniel L. Jablonsky and Grover N. Wray, dated as of January 7, 2015, April 13, 2015, April 13, 2015, December 21, 2016, December 19, 2016 and December 19, 2016, respectively (collectively referred to as the “Severance Agreements”).

Each Severance Agreement has a two-year term with automatic one-year extensions unless earlier terminated in accordance with the Severance Agreement. In the event of a change in control, the term will be extended for two years following the change in control. The merger will constitute a “change in control” under each Severance Agreement.

Pursuant to each Severance Agreement, if the executive’s employment is terminated by DigitalGlobe without “cause” (other than for death or disability) or by the executive for “good reason” (as such terms are defined in the applicable Severance Agreement), in each case on or after a change in control, the executive will be entitled to a lump sum severance payment equal to two times (one and one-half times under the Severance Agreements with each of Messrs. Jablonsky and Wray and Ms. Georges) the sum of (a) the executive’s highest annual rate of base salary from DigitalGlobe in effect at any time in the preceding 12 months, plus (b) the executive’s target cash bonus amount for the year in which the change in control occurs. In addition, in the event the executive is entitled to such severance benefit, DigitalGlobe will pay or reimburse the cost for the executive and the executive’s eligible dependents to continue medical coverage under COBRA for up to 12 months following the termination of the executive’s employment.

Each Severance Agreement also provides, as to any DigitalGlobe equity award that provides for accelerated vesting in the event the executive’s employment is terminated as described above, that such accelerated vesting protection shall apply for a period of 24 months following a change in control.

The severance benefits provided under each of the Severance Agreements are payable, with respect to the cash severance amounts, on the 60th day following termination of employment and, with respect to the payment or reimbursement of medical coverage, beginning on such 60th day, and in all cases, conditioned on the respective executive’s execution of a release of claims and the executive’s compliance with a proprietary information, invention and non-competition agreement, which includes a one-year non-competition provision and a one-year non-solicitation of DigitalGlobe’s customers or prospective customers provision.

“Good reason” is defined under the Severance Agreements to include, in general, the occurrence of any of the following: (a) a material reduction in the executive’s job duties, responsibilities and requirements inconsistent with the executive’s position with DigitalGlobe and the executive’s prior duties, responsibilities and requirements; (b) a material reduction of the executive’s base compensation; (c) the requirement to relocate to another company facility or location more than 50 miles from DigitalGlobe’s headquarters location or (d) only in the case of Mr. Ferrera, any material breach of his Severance Agreement by the Company; in each case subject to certain notice and cure provisions set forth in the Severance Agreement.

Pursuant to each of the Severance Agreements, if the aggregate payments and benefits provided to the executive in connection with the merger, whether under the Severance Agreement or otherwise, constitute “excess parachute payments” under Section 280G of the Code that would be subject to the excise tax imposed by Section 4999 of the Code, then such payments and benefits will be either (a) delivered in full or (b) delivered to such lesser amount that would result in no portion of the amounts payable to the executive being subject to such excise tax, whichever results in the receipt by the executive on an after-tax basis of the greatest amount. None of the Severance Agreements provide for a “gross-up” of any excise taxes under Sections 280G and 4999 of the Code.

Equity Award Agreements for Directors and Executive Officers

Pursuant to the award agreement for each DigitalGlobe unvested time-based RSU granted to DigitalGlobe’s executive officers and the executive officer’s Severance Agreement (or, in the case of Mr. Tarr, his CEO Employment Agreement), if the executive’s employment is terminated without “cause” or by the executive for “good reason” (as these terms are defined in the executive’s Severance Agreement, or in the case of Mr. Tarr, in his CEO Employment Agreement), within 24 months following a change in control, the award will fully vest upon such termination of the executive’s employment subject to the executive’s execution of a release claims. The merger will constitute a “change in control” under these award agreements and these severance protections will apply to the portions of the unvested time-based RSUs held by DigitalGlobe’s executive officers that do not accelerate and become vested upon the effective time.

In accordance with DigitalGlobe’s director compensation policy, the DigitalGlobe RSU awards granted to DigitalGlobe’s non-employee directors are vested at grant but payment may be deferred past the grant date of the award. These RSUs, to the extent that they remain outstanding and unpaid at the effective time, are included in the DigitalGlobe vested RSUs and will be cancelled and paid at the effective time as discussed above. Dr. Mason was granted DigitalGlobe RSUs in October 2015 in connection with his joining the DigitalGlobe board of directors, and the units subject to this award are scheduled to vest in annual installments over four years following the grant of the award. This initial award grant for Dr. Mason is currently outstanding and unvested as to 6,369 shares of DigitalGlobe common stock and, to the extent it remains outstanding and unvested at the effective time, will be treated as a DigitalGlobe unvested time-based RSU award with respect to its treatment at the effective time, as described above. The Converted RSU award for Dr. Mason will vest if he is asked to resign as a director in connection with the merger and he does not continue as a director of MDA.

Quantification of Payments.

Assuming that the merger was completed on May 25, 2017 and that each of DigitalGlobe’s executive officers experienced a termination of employment on that date in circumstances entitling the executive officer to severance benefits under the executive’s employment or severance agreement with DigitalGlobe, the estimated aggregate severance benefits payable to the executive officers as a group would be approximately $10,473,000, not including the value of accelerated equity awards which is disclosed in the section above or the accelerated MDA common shares received for Converted RSUs. In addition, in such circumstances, the approximate 119,262 MDA common shares that, in the aggregate, would constitute the Converted RSU stock consideration for the DigitalGlobe unvested time-based RSUs held by DigitalGlobe’s executive officers would vest in connection with such terminations of employment. For an estimate of the severance benefits that would be payable to each of DigitalGlobe’s named executive officers in such circumstances, see the section entitled “The Merger Proposal—Interests of DigitalGlobe’s Directors and Executive Officers in the Merger—Quantification of Payments and Benefits to DigitalGlobe’s Named Executive Officers” below. If Dr. Mason is asked to resign as a director in connection with the merger and he does not continue as a director of MDA, the 1,995 MDA common shares that would constitute the Converted RSU stock consideration for his DigitalGlobe unvested time-based RSUs would vest.

Indemnification and Insurance

Pursuant to the terms of the merger agreement, DigitalGlobe’s directors and executive officers will be entitled to certain ongoing indemnification and coverage for a period of six years following the effective time under directors’ and officers’ liability insurance policies from the surviving corporation. The indemnification and insurance coverage is further described in the section entitled “The Merger Agreement—Indemnification and Insurance.”

In addition, the merger agreement provides that in the event any excise tax is payable by any of DigitalGlobe’s directors and executive officers pursuant to Section 4985, which applies if DigitalGlobe is treated as an expatriated entity for U.S. federal income tax purposes under Section 7874, MDA will, or will cause the surviving corporation to, pay to each such individual an amount equal to the sum of the excise tax payable by such individual pursuant to Section 4985, plus the amount necessary to put the individual in the same after-tax position that such individual would have been in if such individual had not incurred such excise tax. It is currently expected that DigitalGlobe will not be treated as an expatriated entity for U.S. federal income tax purposes under Section 7874 as a result of the merger. However, there can be no assurance that the IRS will agree with the position that DigitalGlobe is not an expatriated entity under Section 7874. The rules under the U.S. Treasury Regulations governing the application of Section 7874 are new and complex and there is limited guidance regarding the application of these rules. In addition, changes in facts or law might cause DigitalGlobe to be treated as an expatriated entity under Section 7874. New statutory or regulatory provisions, or other guidance under Section 7874 could be enacted or promulgated that could impact the determination of whether DigitalGlobe is an expatriated entity under Section 7874 of the Code, all of which could have retroactive application.

MDA Board of Directors after the Merger

Pursuant to the merger agreement, at the effective time, the MDA board of directors is required to appoint three individuals (each a “DigitalGlobe designee”) as mutually agreed upon in good faith by MDA and DigitalGlobe (each of whom must have been serving as a director of DigitalGlobe as of February 24, 2017) and reasonably approved by the Governance and Nominating Committee of the MDA board of directors to serve on the MDA board of directors. Additionally, at least one of the DigitalGlobe designees will be appointed to each of the MDA board of directors’ Audit Committee, Human Resources and Management Compensation Committee and Governance and Nominating Committee. MDA and DigitalGlobe have agreed that, subject to the approval of the Governance and Nominating Committee of MDA, General Howell M. Estes, III, Dr. L. Roger Mason, Jr. and Nick S. Cyprus will be appointed to serve as MDA directors upon consummation of the merger. In addition, it is expected that, as of the effective time, General Estes will be appointed as a member of MDA’s Human Resources and Management Compensation Committee, Dr. Mason will be appointed as a member of MDA’s Governance and Nominating Committee and Mr. Cyprus will be appointed as a member of MDA’s Audit Committee.

Furthermore, at the effective time, and subject to certain qualifications, MDA is required to cause Holdings to appoint two individuals who are DigitalGlobe designees as mutually agreed upon by MDA and DigitalGlobe and reasonably approved by the Governance and Nominating Committee of the MDA board of directors to serve on the Holdings board of directors (the appointment of each being subject to approval by DSS).

Quantification of Payments and Benefits to DigitalGlobe’s Named Executive Officers

In accordance with Item 402(t) of Regulation S-K, the table below sets forth the amount of payments and benefits that each of DigitalGlobe’s named executive officers may receive in connection with the merger, assuming that the merger was consummated on May 25, 2017 and such named executive officer experienced a termination of employment on that date under circumstances entitling the executive officer to severance benefits under the executive’s employment or severance agreement with DigitalGlobe. The amounts below are determined using an assumed price per share of DigitalGlobe common stock of $31.63, which is the average of the closing prices for a share of DigitalGlobe common stock for the first five trading days following the public announcement of the merger. As a result of the foregoing assumptions, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

Golden Parachute Compensation

Named Executive Officer	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits(3)	Tax Reimbursement(4)	Total(5)
Jeffrey R. Tarr	$3,445,000	$13,094,058	$36,096	—	$16,575,154
Gary W. Ferrera	$1,581,000	$5,162,861	$18,048	—	$6,761,909
Walter S. Scott	$1,377,000	$3,943,997	$19,320	—	$5,340,317
Timothy M. Hascall	$1,394,000	$4,635,510	$18,048	—	$6,047,558
Daniel L. Jablonsky	$960,000	$3,773,061	$19,320	—	$4,752,381

(1)	Cash. The estimated amount listed in this column for Mr. Tarr represents the aggregate value of cash severance that he would be entitled to receive from DigitalGlobe under the CEO Employment Agreement upon a “double trigger” qualifying termination, where the executive’s employment is terminated without “cause,” or by non-renewal of the CEO Employment Agreement, or by the executive for “good reason,” in each case, within six months prior to, upon, or within two years following a change in control. The estimated amounts listed in this column for Messrs. Ferrera, Scott, Hascall and Jablonsky represent the aggregate value of cash severance that each such executive would be entitled to receive from DigitalGlobe under their respective Severance Agreements upon a “double trigger” qualifying termination, where the executive’s employment is terminated without “cause” or by the executive for “good reason” (as the terms are defined in the Severance Agreements) on or after a change in control. For additional information see the section entitled “The Merger Proposal—Interests of DigitalGlobe’s Directors and Executive Officers in the Merger—Employment and Severance Protection Agreements with Executive Officers; Equity Award Agreements for Directors and Executive Officers.”

The following table quantifies each separate form of cash compensation included in the aggregate total reported in the column.

Named Executive Officer	Base Salary Component of Severance ($)	Annual Bonus Component of Severance ($)	Additional Prorated Bonus Component of Severance ($)
Jeffrey R. Tarr	$1,590,000	$1,590,000	$265,000
Gary W. Ferrera	$930,000	$651,000	—
Walter S. Scott	$810,000	$567,000	—
Timothy M. Hascall	$820,000	$574,000	—
Daniel L. Jablonsky	$600,000	$360,000	—

(2)	Equity. Pursuant to the terms of the merger agreement and as described in the section entitled “The Merger Proposal—Interests of DigitalGlobe’s Directors and Executive Officers in the Merger—Treatment of DigitalGlobe Stock Options and Other Equity-Based Awards,” each of the named executive officer’s DigitalGlobe options, and DigitalGlobe performance-based RSUs outstanding immediately prior to the effective time will “single-trigger” vest (if not already vested) and will be settled in accordance with the merger agreement, and the Converted RSU cash consideration for each of the named executive officer’s DigitalGlobe unvested time-based RSUs will “single-trigger” vest and will be settled in accordance with the merger agreement.

Pursuant to the terms of the merger agreement, the executive’s employment or severance protection agreement with DigitalGlobe and the terms and conditions of the applicable award, and as described in the section entitled “The Merger Proposal—Interests of DigitalGlobe’s Directors and Executive Officers in the Merger—Treatment of DigitalGlobe Stock Options and Other Equity-Based Awards” and “The Merger Proposal—Interests of DigitalGlobe’s Directors and Executive Officers in the Merger—Employment and Severance Protection Agreements with Executive Officers; Equity Award Agreements for Directors and Executive Officers,” the MDA common shares that constitute the stock consideration for the named executive officer’s unvested time-based RSUs will immediately vest upon a “double trigger” qualifying termination, where the executive’s employment is terminated without “cause” or by the executive for “good reason,” in each case, within 24 months following a change in control.

For purposes of this note and the table above, the value of the DigitalGlobe equity awards is calculated as the assumed value of a share of DigitalGlobe common stock ($31.63) multiplied by the number of shares of DigitalGlobe common stock subject to the award. For this purpose, the number of shares of DigitalGlobe common stock subject to each DigitalGlobe performance-based RSU is assumed to be at the applicable “target” level, except as to any such performance condition based on a relative total stockholder return measure. The number of shares of DigitalGlobe common stock subject to a DigitalGlobe performance-based RSU that remains subject to an unsatisfied performance condition based on a relative total stockholder return measure is assumed for this purpose to be at the following performance level: 87% of the “target” level for the awards granted in 2015, 200% of the “target” level (maximum performance) for the awards granted in 2016, and 147% of the “target” level for the awards granted in 2017.

The following table illustrates the allocation of the aggregate total reported in the column for each named executive officer’s (i) DigitalGlobe performance-based RSUs, and (ii) DigitalGlobe unvested time-based RSUs. The value of each named executive officer’s DigitalGlobe unvested time-based RSUs is presented in two columns as follows: (a) a portion of such value corresponding to the cash consideration, which is a fixed value of $17.50 per share subject to the award, as this portion of such value will vest and be settled at the effective time; and (b) the remaining portion of such value which reflects the Converted RSU stock consideration component would vest on a “double trigger” basis if the executive’s employment is terminated in the circumstances described above (which, for purposes of this table and for each share subject to the award, is calculated as the assumed value of a share of DigitalGlobe common stock ($31.63) less the fixed cash consideration of $17.50).

Named Executive Officer	Aggregate Value of Accelerated Performance- Based RSUs ($)	Aggregate Value of Accelerated Cash Component of Unvested Time-Based RSUs ($)	Aggregate Value of Accelerated Stock Component of Unvested Time- Based RSUs ($)
Jeffrey R. Tarr	$8,886,034	$2,328,183	$1,879,841
Gary W. Ferrera	$3,277,112	$1,043,333	$842,416
Walter S. Scott	$2,680,790	$698,898	$564,309
Timothy M. Hascall	$3,093,864	$852,950	$688,696
Daniel L. Jablonsky	$2,578,649	$660,835	$533,577

This table does not reflect the value of each named executive officer’s DigitalGlobe options that have vested as of May 25, 2017. The value of each named executive officer’s DigitalGlobe options that were vested as of that date, calculated as the difference between the assumed value of a share of DigitalGlobe common stock ($31.63) less the per share exercise price of the option, multiplied by the number of shares of DigitalGlobe common stock subject to the option, is as follows: $3,940,612 for Mr. Tarr, $0 for Mr. Ferrera, $2,203,816 for Mr. Scott, $917,114 for Mr. Hascall and $420,931 for Mr. Jablonsky. As of May 25, 2017, the named executive officers held no unvested DigitalGlobe options, nor did they hold any vested RSUs that had not previously been settled.

(3)	Perquisites/Benefits. This column includes, for each named executive officer, the estimated monthly cost for the executive to continue medical coverage for the executive and the executive’s eligible dependents under COBRA for one month multiplied by a factor of 24 for Mr. Tarr and a factor of 12 for each other named executive officer. For additional information see the section entitled “The Merger Proposal—Interests of DigitalGlobe’s Directors and Executive Officers in the Merger—Employment and Severance Protection Agreements with Executive Officers; Equity Award Agreements for Directors and Executive Officers.”
(4)

Tax Reimbursements. DigitalGlobe has no obligation to any named executive officer to pay a “gross-up” of any excise taxes under Sections 280G and 4999 of the Code. As disclosed above under “—Indemnification and Insurance,” the named executive officers have a right to tax gross-up payments in the event any excise tax is payable by any named executive officer pursuant to Section 4985, which applies if DigitalGlobe is treated as an expatriated entity for U.S. federal income tax purposes under Section 7874. It is estimated that the named executive officers would not be entitled to any such gross-up payment for any taxes due as a result of Section 4985 because, as discussed below under “The Merger Proposal—Certain U.S. Federal Income Tax Consequences of the Merger—Classification of MDA as a Foreign Corporation,” it is currently expected that DigitalGlobe will not be treated as an expatriated entity for U.S. federal income tax purposes under Section 7874 as a result of the merger. However, there can be no assurance that the IRS will agree with the position that DigitalGlobe is not an expatriated entity under Section 7874. The rules under the U.S. Treasury Regulations governing the application of Section 7874 are new and complex and there is limited guidance regarding the application of these rules. In addition, changes in facts or law might cause DigitalGlobe to be treated as an expatriated entity under Section 7874. New statutory or regulatory provisions, or other guidance under Section 7874 could be enacted or promulgated that could impact the determination of whether DigitalGlobe is an expatriated entity under Section 7874 of the Code, all of which could have retroactive application.
(5)	For purposes of this table, it is assumed that the compensation and benefits for each of the named executive officers will not be reduced in order to avoid any excise taxes under Sections 280G and 4999 of the Code. DigitalGlobe has no obligation to any named executive officer to pay a “gross-up” of any excise taxes under Sections 280G and 4999 of the Code. For additional information see the section entitled “The Merger Proposal—Interests of DigitalGlobe’s Directors and Executive Officers in the Merger—Employment and Severance Protection Agreements with Executive Officers; Equity Award Agreements for Directors and Executive Officers.”

The MDA Meeting and Shareholder Approval

Pursuant to Section 611(c) of the TSX Company Manual, security holder approval is required if the number of securities issued or issuable in payment of the purchase price for an acquisition exceeds 25% of the number of securities of the listed issuer which are outstanding, on a pre-acquisition, non-diluted basis. As of May 25, 2017, approximately (a) 62,107,786 shares of DigitalGlobe common stock were issued and outstanding, not including 15,637,541 shares of DigitalGlobe common stock which were held as treasury stock as of May 25, 2017; (b) 80,000 shares of DigitalGlobe preferred stock were issued and outstanding; (c) 5,233,069 shares of DigitalGlobe common stock were reserved and available for issuance pursuant to the DigitalGlobe equity plans, of which (i) 1,143,692 shares of DigitalGlobe common stock were issuable upon exercise of outstanding DigitalGlobe options and (ii) 2,693,590 shares of DigitalGlobe common stock were the subject of DigitalGlobe RSUs, assuming target performance with respect to performance-based DigitalGlobe RSUs. Pursuant to the terms of the merger agreement, DigitalGlobe is restricted from issuing additional stock, subject to certain exceptions.

Consequently, if the merger is completed, approximately (a) 20,851,372 MDA common shares would be issued at the effective time to current holders of DigitalGlobe common stock, DigitalGlobe preferred stock, DigitalGlobe options and DigitalGlobe RSUs; and (b) 600,930 MDA common shares would be reserved for issuance, which will be issuable upon the vesting of the Converted RSUs following the effective time. The MDA common shares to be issued, or reserved for issuance, to current DigitalGlobe securityholders pursuant to the merger agreement will represent approximately 58.9% of the issued and outstanding MDA common shares on a non-diluted basis as of May 25, 2017. The actual number of MDA common shares to be issued, or reserved for issuance, pursuant to the merger agreement will be determined immediately prior to the effective time based on the number of shares of DigitalGlobe common stock, shares of DigitalGlobe preferred stock, DigitalGlobe options and DigitalGlobe RSUs outstanding at such time.

Accordingly, MDA shareholders will be required to approve the issuance of common shares to the holders of DigitalGlobe stock and certain equity awards in connection with the merger. The date for the MDA meeting regarding such approval has not yet been set.

Accounting Treatment of the Merger

In accordance with IFRS, the merger will be accounted for as a business combination applying the acquisition method of accounting with MDA as the acquirer. Accordingly, the aggregate fair value of the merger consideration paid by MDA in connection with the merger will be allocated to DigitalGlobe’s net assets based on their fair values as of the completion of the transaction. The excess of the total purchase consideration over the fair value of the identifiable assets acquired, liabilities assumed and any non-controlling interest in DigitalGlobe will be allocated to goodwill. The results of operations of DigitalGlobe will be included in MDA’s consolidated results of operations only for periods subsequent to the completion of the merger.

Financing for the Merger

The total amount of funds necessary to consummate the merger will be funded by MDA, including the funds needed to (a) pay DigitalGlobe shareowners the aggregate cash consideration due to them under the merger agreement; (b) make payments pursuant to the merger agreement in respect of outstanding DigitalGlobe options and restricted stock units granted under the DigitalGlobe equity plans; (c) if required, repay the outstanding indebtedness of DigitalGlobe under the Existing DigitalGlobe Credit Agreement; (d) repay the outstanding revolving loans of MDA under the 2012 Credit Agreement dated as of November 2, 2012 with Royal Bank of Canada as agent (the “2012 Credit Agreement”) (if the financing of the new revolving facility of MDA is not effected through an increase in the revolving credit commitments under the 2012 Credit Agreement, as described under the caption “Debt Commitment Letter” below); (e) repay the outstanding MDA notes issued under the MDA Note Purchase Agreement and (f) pay fees and expenses payable by MDA, Holdings and Merger Sub under the merger agreement and in connection with the debt financing. The obligation of MDA, Holdings and Merger Sub to complete the merger is not conditioned upon MDA obtaining financing.

Debt Commitment Letter

Concurrently with the signing of the merger agreement, MDA obtained a commitment letter (the “debt commitment letter”) from Royal Bank of Canada, RBC Capital Markets, Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (collectively, the “debt commitment parties”), pursuant to which Royal Bank of Canada and Bank of America, N.A. (collectively, the “Initial Lenders”) each severally committed to provide, upon the terms and subject to the conditions set forth therein, one-half of senior secured credit facilities (the “Senior Secured Credit Facilities”) with an aggregate principal amount of US$3.75 billion. On April 10, 2017, the Initial Lenders entered into the Pro Rata Lender Joinder Letter and the Pro Rata Lender Joinder and TLB Sell Down Letter (collectively, the “Joinder Letters”) with several commercial banks that regularly participate in similar facilities (collectively, the “Syndicate Lenders”). Pursuant to the Joinder Letters, the Syndicate Lenders committed to purchase from the Initial Lenders (with such purchase allocated on an equal basis between the Initial Lenders) in the aggregate 80.8% of commitments with respect to the Revolving Facility (as defined below), 78.0% of commitments with respect to the Term Loan A Facility (as defined below) and 40.5% of commitments with respect to the Term Loan B Facility (as defined below) and to assume (on an equal basis between the Initial Lenders) the corresponding percentage of the Initial Lenders’ obligations to provide the Senior Credit Facilities to MDA, and severally, but not jointly, committed to each provide to MDA the agreed percentage of Senior Credit Facilities on the terms set forth in the debt commitment letter.

The Senior Secured Credit Facilities include (a) a four year senior secured first lien revolving credit facility (“Revolving Facility”) in an aggregate principal amount of $1,250 million (with $700 million plus such additional amounts required to fund certain additional upfront fees or original issue discount with respect to the Senior Secured Credit Facilities available on the day of the initial funding and completion of the merger (the “Closing Date”)); (b) a senior secured first lien term loan A facility (“Term Loan A Facility”) in an aggregate principal amount of $500 million consisting of a $250 million tranche with a three year maturity and a $250 million tranche with a four year maturity; and (c) a seven year senior secured first lien term loan B facility (“Term Loan B Facility”) in an aggregate principal amount of $2,000 million. Loans under the Revolving Facility and the Term Loan A Facility will be available in U.S. dollars and, at the option of the Borrower, Canadian dollars. Loans under the Term Loan B Facility will be available in U.S. dollars. The debt commitment parties may invite other banks, financial institutions or other lenders reasonably acceptable to MDA to participate in the debt financing contemplated by the debt commitment letter and to undertake a portion of the commitments to provide such debt financing.

The Revolving Facility may be effected through an increase in the revolving credit commitments under the existing $700 million revolving credit facility of MDA (the “Revolver Upsizing”). At the option of MDA, it may, prior to the Closing Date, elect to issue unsecured senior notes (“Senior Notes”) in a public offering or in a Rule 144A or other private placement to replace a portion of the Senior Secured Credit Facilities, the aggregate principal amount of which Senior Notes actually issued and available on the Closing Date for the financing of the merger and related transactions shall reduce on a dollar-for-dollar basis the commitments in respect of the Term Loan B Facility in an amount of up to $750 million and, thereafter, the commitments in respect of the Term Loan B Facility and/or Term Loan A Facility at MDA’s discretion.

The obligation of each Initial Lender and each Syndicate Lender to fund its commitments under the debt commitment letter is subject to a number of conditions, including, without limitation, execution and delivery of definitive documentation consistent with the debt commitment letter. The commitments under the debt commitment letter will terminate at the earliest to occur of (a) the termination of the merger agreement without the consummation of the merger having occurred, (b) December 8, 2017, if the Closing Date has not occurred by such date or (c) the consummation of the merger without the funding of the Senior Secured Credit Facilities.

The proceeds of the Senior Secured Credit Facilities and the proceeds of any Senior Notes on the Closing Date will be applied to (a) pay DigitalGlobe shareowners the aggregate cash consideration due to them under the merger agreement; (b) make payments pursuant to the merger agreement in respect of outstanding DigitalGlobe options and restricted stock units granted under the DigitalGlobe equity plans; (c) if required, repay the outstanding indebtedness under the Existing DigitalGlobe Credit Agreement; (d) repay the outstanding revolving loans of MDA under the 2012 Credit Agreement (if the Revolving Facility is not effected through the Revolver Upsizing); (e) repay the outstanding MDA notes issued under the MDA Note Purchase Agreement and (f) pay fees and expenses payable by MDA, Holdings and Merger Sub under the merger agreement and in connection with the debt financing. The proceeds of the Revolving Facility following the Closing Date will be used for working capital and other general corporate purposes, including financing of permitted acquisitions.

Terms of Senior Secured Credit Facilities

Borrowings under the Senior Secured Credit Facilities on the Closing Date will be subject to certain key conditions including, but not limited to: the absence of an event or condition constituting a material adverse effect on DigitalGlobe under the merger agreement; completion of the merger in accordance with the merger agreement (which has not been modified in a manner materially adverse to the lenders without the consent of the lead arrangers); the accuracy in all material respects of specified representations and warranties contained in the documents governing the Senior Secured Credit Facilities and specified merger agreement representations; delivery of financial statements, MDA’s certificates and other closing documents.

Borrowings under the Senior Secured Credit Facilities will bear interest at a rate per annum equal to, at the option of MDA, (a) (i) LIBOR (adjusted for statutory reserves) plus a margin (the “Applicable Margin”) or (ii) the alternative base rate plus the Applicable Margin reduced by 1.00% or (b) in the case of Canadian Dollar borrowings under the Revolving Facility or Term Loan A Facility, (i) the rate applicable to Canadian dollar bankers’ acceptances (CDOR rate) plus the Applicable Margin or (ii) Canadian prime rate plus the Applicable Margin reduced by 1.00%. The Applicable Margin with respect to loans under the Term Loan B Facility is 2.50% per annum; the Applicable Margin with respect to loans under the Term Loan A Facility and the Revolving Facility will be between 1.2% and 3.0% per annum based on MDA’s total leverage ratio.

The Term Loan A Facility will not amortize. The Term Loan B Facility will amortize in equal quarterly installments in aggregate annual amounts equal to 1.00% of the original principal amount of the Term Loan B Facility during each year of the Term Loan B Facility, with a final balloon payment equal to the balance of the original principal amount of the Term Loan B Facility payable at maturity.

MDA will be required to cause (a) a specified percentage (based on the first lien leverage ratio) of the annual excess cash flow that is not reinvested or used to make permitted distributions or for other specified purposes and (b) the entire amount of proceeds that MDA receives from future non-ordinary course asset sales and other dispositions of property (in each case, subject to certain exceptions and reinvestment rights) and certain incurrences of indebtedness to ratably prepay the Term Loan A Facility, the Term Loan B Facility and any incremental term facility.

The Term Loan A Facility and the Revolving Facility may be prepaid, in whole or in part (subject to minimums and increments), by MDA at any time and without premium or penalty other than customary breakage costs related to prepayments of LIBOR borrowings. If, prior to the date that is six months after the Closing Date, the Term Loan B Facility is voluntarily prepaid or mandatorily prepaid with proceeds from issuances of debt obligations in connection with a refinancing the primary purpose of which is to reduce the all-in yield then in effect for the Term Loan B Facility or amended in a manner the primary purpose of which is to reduce such all-in yield, then the aggregate principal amount subject to such transaction will be subject to a 1.00% prepayment premium.

On and after the Closing Date, the Senior Secured Credit Facilities will be guaranteed (subject to customary exceptions) by certain of MDA’s existing and subsequently acquired direct or indirect subsidiaries designated by MDA, provided that adjusted EBITDA calculated with respect to MDA and its subsidiaries so designated shall comprise no less than 85% of adjusted EBITDA of MDA’s group. The security for the Senior Secured Credit Facilities (subject to customary exceptions) will include substantially all tangible and intangible assets of MDA and subsidiary guarantors and equity interests of each subsidiary guarantor.

The Senior Secured Credit Facilities will contain affirmative covenants customary for facilities of this type, including, among others, covenants pertaining to the delivery of financial statements, annual budgets, notices of default and certain other material events, use of proceeds, maintenance of corporate existence and rights, maintenance of property and insurance, compliance with laws and payment of obligations, maintenance of ratings, as well as customary negative covenants for facilities of this type (subject to certain exceptions), including, among others, limitations on the incurrence of indebtedness, liens, mergers and certain other fundamental changes, sales of assets, investments and loans, acquisitions, transactions with affiliates, payments of dividends, prepayments of junior, unsecured or subordinated debt and other restricted payments, restrictive agreements and changes in fiscal year and MDA’s lines of business. Term Loan A Facility and Revolving Facility will also contain financial covenants that will be limited to: (a) a maximum consolidated total debt to adjusted EBITDA ratio and (b) a minimum interest coverage ratio.

The Senior Secured Credit Facilities will contain default provisions customary for facilities of this type, which are subject to customary cure periods and materiality thresholds, including, among others, defaults related to payment failures, failure to comply with covenants, material misrepresentations, defaults under other material indebtedness, the occurrence of a “change in control,” bankruptcy and related events, material judgments, certain events related to the U.S. Employee Retirement Income Security Act and the invalidity or revocation of any of our loan documents.

The definitive documentation governing the debt financing has not been finalized and, accordingly, the actual terms of the debt financing may differ from those described in this proxy statement. In order to complete a successful syndication of the Senior Secured Credit Facilities, the debt commitment parties are entitled, in consultation with MDA, to change certain of the proposed terms of the Senior Secured Credit Facilities.

Regulatory Approvals Required for the Merger

To complete the merger and the other transactions contemplated by the merger agreement, DigitalGlobe and MDA are required to use their reasonable best efforts to obtain all necessary authorizations, consents and approvals and to make all necessary notifications, registrations and filings, including any registrations, notifications and filings required to be made in connection with obtaining such approvals. Under the merger agreement, DigitalGlobe and MDA are required to (a) file a notification and report form and obtain the expiration or termination of the waiting period under the HSR Act, (b) file a joint voluntary notice with and obtain approval from CFIUS with respect to the merger; and (c) make any required filings in connection with any other required regulatory approvals, including approval from the DSS, DDTC, NOAA and the FCC.

DigitalGlobe and MDA are not currently aware of any material governmental filings, authorizations, approvals or consents that are required prior to the parties’ completion of the merger other than those described in this proxy statement/prospectus. There can be no assurance, however, if and when any of the approvals required to be obtained for the merger and the other transactions contemplated by the merger agreement will be obtained or as to the conditions or limitations that such approvals may contain or impose. Under the merger agreement, neither MDA nor any of its subsidiaries (including Holdings and Merger Sub) will be required to, as a condition to obtaining any required approval or resolving any objection of any governmental entity, offer or accept, or agree, commit to agree or consent to, any “Extraordinary Condition.” An Extraordinary Condition is defined as any undertaking, term, condition, liability, obligation, commitment, sanction or other measure that (a) would or would reasonably be expected to result in a material change to the timing of MDA’s plan to reincorporate in the United States as set forth in the merger agreement, (b) would have a material negative financial impact on MDA and its subsidiaries (on a consolidated basis) or DigitalGlobe and its subsidiaries (on a consolidated basis) or (c) would require MDA or any of its subsidiaries (including DigitalGlobe and its subsidiaries) to enter into a proxy agreement or voting trust agreement with respect to the services provided by DigitalGlobe under the NGA contract.

HSR Act

The merger is subject to the requirements of the HSR Act, which prevents DigitalGlobe and MDA from completing the merger until required information and materials are furnished to the FTC and the DOJ and specified waiting period requirements have been satisfied. On March 17, 2017, each of DigitalGlobe and MDA timely filed a Pre-merger Notification and Report Form pursuant to the HSR Act with the DOJ and FTC. On April 10, 2017, the FTC granted early termination of the HSR waiting period.

The FTC, the DOJ, state attorneys general, and others may challenge the merger on antitrust grounds after the expiration or termination of the applicable waiting period. Neither DigitalGlobe nor MDA believes that the merger violates federal or state antitrust laws, but there can be no assurance that a challenge to the merger on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful.

Although DigitalGlobe and MDA do not anticipate any filings to be required under any antitrust or anti-competition statutes in any jurisdictions other than the HSR Act, if any such filings are required, the expiration or termination of the waiting period under such statutes will be a condition to the closing of the merger.

CFIUS

Section 721 of the Defense Production Act of 1950 (which we refer to as “Section 721”), as well as related Executive Orders and regulations, authorize the President to take such action for such time as the President considers appropriate to suspend or prohibit any transaction in which a foreign person obtains control of U.S. business (which we refer to as a “covered transaction”) that threatens to impair the national security of the United States unless in the judgment of the President, there are other laws adequate and appropriate to protect national security. Section 721 authorizes CFIUS to review covered transactions to determine if they present a national security risk. Under Section 721 and Executive Order 13456, the Secretary of the Treasury acts through CFIUS to coordinate reviews of covered transactions that are voluntarily submitted in a joint voluntary notice to CFIUS or that are unilaterally reviewed by CFIUS. In general, CFIUS review of a covered transaction occurs in an initial 30-day review period that begins after CFIUS accepts the joint voluntary notice and such period may be extended by CFIUS for an additional 45-day investigation period. After the investigation, CFIUS may decline to take any action relative to the covered transaction; may negotiate or impose mitigation terms to resolve any national security concerns with the covered transaction; or may send a report to the President recommending that the transaction be suspended or prohibited, or providing notice to the President that CFIUS cannot agree on a recommendation relative to the covered transaction. The President has 15 days under Section 721 to act on CFIUS’ report.

If CFIUS determines that a transaction presents national security concerns, it can negotiate or impose measures to mitigate such concerns or recommend that the President of the United States prohibit or unwind a transaction or take such other action to protect the national security. Parties to transactions subject to CFIUS’s jurisdiction may voluntarily notify CFIUS of their proposed transaction through the submission of a joint voluntary notice in order to obtain CFIUS approval. If CFIUS approves of a transaction and the joint voluntary notice is accurate and complete, the President cannot exercise his authority under Section 721 with regard to the notified transaction. CFIUS may also self-initiate a review of any transaction within its jurisdiction. Under the terms of the merger agreement, DigitalGlobe and MDA are required to submit a joint voluntary notice of the merger to CFIUS within certain time frames set forth in the merger agreement (which we refer to as the “CFIUS notice”). On March 24, 2017, DigitalGlobe and MDA timely submitted a draft joint voluntary notice to CFIUS for comment or to inform the parties they can submit the final joint voluntary notice. The merger agreement requires the parties to submit a formal joint voluntary notice as soon as reasonably practicable. On April 12, 2017, DigitalGlobe and MDA submitted the formal CFIUS notice. On May 30, 2017, CFIUS notified the parties that they are initiating a 45-day investigation that will conclude no later than July 14, 2017.

Completion of the merger is conditioned on obtaining “CFIUS approval,” which means that CFIUS has notified MDA and DigitalGlobe in writing that: (a) CFIUS has concluded that the merger is not a “covered transaction” under Section 721, (b) CFIUS has concluded its review or, if applicable, its investigation of the merger under Section 721, and there are no unresolved national security concerns with respect to the merger; or (c) CFIUS has sent a report to the President of the United States requesting the President’s decision under Section 721 with respect to the merger and either (i) the period under Section 721 during which the President may announce his decision to take action to suspend, prohibit or place any limitations on the merger has expired without any such action being threatened, announced or taken or (ii) the President has announced a decision not to take any action to suspend, prohibit or place any limitations on the merger. Neither DigitalGlobe nor MDA believes that the merger poses a threat to national security, but there can be no assurance CFIUS will not conclude there is a national security risk associated with the merger and seek to challenge the transaction or require the parties enter into a mitigation agreement.

DSS Approval

As both DigitalGlobe and certain U.S. subsidiaries of MDA hold facility security clearances, MDA, as the acquirer and the surviving parent company, is required to file an updated certificate pertaining to its foreign interests with DSS regarding the planned change in foreign ownership, control, and influence (which we refer to as “FOCI”) of its cleared subsidiaries. DSS may require MDA to agree to a new FOCI mitigation plan, the measures of which would supersede the Security Control Agreement between MDA, Holdings and the United States Department of Defense dated January 26, 2017, and could result in the execution of a new FOCI mitigation instrument relating to the cleared subsidiaries of MDA and DigitalGlobe.

DDTC Approval

DigitalGlobe is registered with the Directorate of Defense Trade Controls of the U.S. Department of State as a manufacturer and exporter of “defense articles,” as that term is defined under ITAR. ITAR requires that a registrant notify DDTC at least 60 days prior to the consummation of any transaction that would result in “the sale or transfer to a foreign person of ownership or control” of a registrant. ITAR does not provide for DDTC to grant consent for a transaction that would result in foreign ownership or control, although DDTC retains the right to invalidate a registration or revoke any approved State Department export licenses, agreements or other authorizations. As the U.S. Department of State is also a CFIUS member agency, it could also raise any issues or concerns about a transaction in the CFIUS process.

MDA and DigitalGlobe notified DDTC of the transaction on April 6, 2017, and the 60-day prior notice period will therefore expire on June 5, 2017, absent a waiver of that period by DDTC. MDA and DigitalGlobe are not aware of any circumstances that would lead DDTC to invalidate DigitalGlobe’s registration, revoke licenses or agreements issued thereunder, or seek redress in the CFIUS process. Nevertheless, MDA and DigitalGlobe cannot provide assurances that there will not be an issue resulting from the DDTC review.

NOAA Approval

DigitalGlobe is subject to regulation by NOAA, under the Land Remote Sensing Policy Act of 1992, as amended. DigitalGlobe holds licenses issued by NOAA for the operation of its two private remote sensing space systems and has an additional license application pending before NOAA. Any transfer of administrative or operational control of an entity holding NOAA licenses requires prior NOAA consent. As a result of MDA’s status as a foreign company, NOAA also must determine whether the foreign entity that will exercise administrative control of the NOAA license holder will take no action that impairs the national security interests, foreign policy or international obligations of the United States. On April 10, 2017, DigitalGlobe and MDA filed the required application for NOAA consent to the transfer of administrative control of DigitalGlobe to MDA. On April 12, 2017, NOAA received the applications, and initiated NOAA’s formal review process. Under its regulations, NOAA will make a determination on the applications within 120 days of receipt. This time period, however, may be tolled for periods during which DigitalGlobe and/or MDA prepare and submit additional information in response to notifications from NOAA that such information is required. DigitalGlobe and MDA have received requests from NOAA for additional information, to which they are responding. While we believe that NOAA approval will ultimately be obtained, this approval is not assured.

FCC Approval

DigitalGlobe is subject to regulation by the FCC under the Communications Act of 1934, as amended. DigitalGlobe’s licensed subsidiary holds authorizations issued by the FCC for the operation of satellites and earth stations. The FCC must approve the transfer of control of DigitalGlobe’s licensed subsidiary to MDA prior to the consummation of the merger. On March 20, 2017, DigitalGlobe and MDA filed the required applications for FCC consent to the transfer of control to MDA of DigitalGlobe’s license subsidiary. The applications were granted by the FCC on April 26, 2017 and May 16, 2017. Applications for FCC consent are subject to public comment and possible oppositions of third parties, and require the FCC affirmatively to determine that the combination serves the public interest. While we believe that FCC approval will ultimately be obtained, this approval is not assured.

Appraisal or Dissenters’ Rights

The following discussion summarizes appraisal rights under Delaware law and is qualified in its entirety by the full text of Section 262 of the DGCL, referred to also as “DGCL Section 262,” which DGCL Section 262 (in effect as of the date of this proxy statement/prospectus) is attached to this document as Annex D. The following summary does not constitute legal or other advice, nor does it constitute a recommendation that DigitalGlobe shareowners exercise their appraisal rights under DGCL Section 262.

Under DGCL Section 262, record holders of shares of DigitalGlobe common stock or DigitalGlobe preferred stock who deliver a demand for appraisal with respect to such shares, who have neither voted in favor of, nor consented in writing to, the approval and adoption of the merger agreement, who continuously hold such shares through the effective time and who otherwise follow the procedures set forth in DGCL Section 262 will be entitled to have their shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of the shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, as determined by the Delaware Court of Chancery, together with interest, if any, to be paid upon the amount determined to be the fair value (or, in certain circumstances described in this proxy statement/prospectus, on the difference between the amount determined to be the fair value and the amount paid by DigitalGlobe to each shareowner entitled to appraisal prior to the entry of judgment in the appraisal proceeding).

Under DGCL Section 262, where a merger agreement relating to a proposed merger is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, must notify each of its stockholders who was a stockholder on the record date set by the board of directors for such notice (or if no such record date is set, on the close of business on the day next preceding the day on which notice is given), with respect to such shares for which appraisal rights are available, that appraisal rights are so available, and must include in each such notice a copy of DGCL Section 262. This proxy statement/prospectus constitutes such notice to the holders of DigitalGlobe’s common stock and DigitalGlobe’s preferred stock and a copy of DGCL Section 262 (in effect as of the date of this proxy statement/prospectus) is attached to this document as Annex D.

ANY HOLDER OF DIGITALGLOBE’S COMMON STOCK AND DIGITALGLOBE’S PREFERRED STOCK WHO WISHES TO EXERCISE APPRAISAL RIGHTS, OR WHO WISHES TO PRESERVE SUCH HOLDER’S RIGHT TO DO SO, SHOULD CAREFULLY REVIEW THE FOLLOWING DISCUSSION AND ANNEX D BECAUSE FAILURE TO TIMELY AND PROPERLY COMPLY WITH THE PROCEDURES SPECIFIED WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS. MOREOVER, BECAUSE OF THE COMPLEXITY OF THE PROCEDURES FOR EXERCISING THE RIGHT TO SEEK APPRAISAL OF SHARES OF DIGITALGLOBE COMMON STOCK OR DIGITALGLOBE PREFERRED STOCK, DIGITALGLOBE BELIEVES THAT, IF A SHAREOWNER CONSIDERS EXERCISING SUCH RIGHTS, SUCH SHAREOWNER SHOULD SEEK THE ADVICE OF LEGAL COUNSEL.

Filing Written Demand

Holders of shares of DigitalGlobe’s common stock and DigitalGlobe’s preferred stock who decide to exercise their appraisal rights must make a demand, in writing, for appraisal of their shares of common stock or preferred stock prior to the taking of the vote with respect to the approval and adoption of the merger agreement at the DigitalGlobe shareowners meeting. A demand for appraisal will be sufficient if it reasonably informs DigitalGlobe of the identity of the shareowner and that such shareowner intends thereby to demand appraisal of such shareowner’s shares of common stock or preferred stock. If you wish to exercise your appraisal rights you must be the record holder of such shares of DigitalGlobe common stock or DigitalGlobe preferred stock on the date the written demand for appraisal is made and you must continue to hold such shares through the closing of the merger. Accordingly, a shareowner who is the record holder of shares of common stock or preferred stock on the date the written demand for appraisal is made, but who thereafter transfers such shares prior to the closing of the merger, will lose any right to appraisal in respect of such shares. A shareowner’s failure to make the written demand prior to the taking of the vote on the merger will constitute a waiver of appraisal rights. For the avoidance of doubt, a vote (in person or by proxy) against the merger proposal is not sufficient for the making of a written demand for appraisal. A DigitalGlobe shareowner electing to make such a demand must do so by separate written demand as provided in DGCL Section 262.

Only a holder of record of shares of DigitalGlobe common stock or DigitalGlobe preferred stock is entitled to demand an appraisal of the shares registered in that holder’s name. A demand for appraisal in respect of shares of capital stock should be executed by or on behalf of the holder of record, fully and correctly, as the holder’s name appears on the holder’s stock certificates, should specify the holder’s name and mailing address and the number of shares registered in the holder’s name and must state that the person intends thereby to demand appraisal of the holder’s shares in connection with the merger. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the shares are owned of record by more than one person, as in a joint tenancy and tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including an agent for two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose that, in executing the demand, the agent is acting as agent for the record owner or owners. If the shares are held in “street name” by a broker, bank or nominee, the broker, bank or nominee may exercise appraisal rights with respect to the shares held for one or more beneficial owners while not exercising the rights with respect to the shares held for other beneficial owners;

in such case, however, the written demand should set forth the number of shares as to which appraisal is sought and where no number of shares is expressly mentioned the demand will be presumed to cover all shares of capital stock held in the name of the record owner. If a shareowner holds shares of DigitalGlobe common stock or DigitalGlobe preferred stock through a broker who in turn holds the shares through a central securities depository nominee such as Cede & Co., a demand for appraisal of such shares must be made by or on behalf of the depository nominee and must identify the depository nominee as the record shareowner. Any beneficial owner who wishes to exercise appraisal rights and holds shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record shareowner. The beneficial holder of the shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the shares, which may be a central securities depository nominee if the shares have been so deposited.

All written demands for appraisal pursuant to DGCL Section 262 should be sent or delivered to DigitalGlobe at:

DigitalGlobe, Inc.

1300 West 120th Avenue

Westminster, Colorado 80234

Attention: Daniel L. Jablonsky, General Counsel

At any time within 60 days after the effective time, any shareowner who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such shareowner’s demand for appraisal and to accept the terms offered in the merger; after this period, the shareowner may withdraw such shareowner’s demand for appraisal only with the consent of DigitalGlobe. No appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any shareowner without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Court of Chancery deems just; provided, however, that any shareowner who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such shareowner’s demand for appraisal and accept the merger consideration within 60 days of the effective date of the merger. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the effective time, shareowners’ rights to appraisal shall cease and all holders of shares of DigitalGlobe common stock and DigitalGlobe preferred stock will be entitled to receive the merger consideration. Inasmuch as DigitalGlobe has no obligation to file such a petition and has no present intention to do so, any holder of shares of DigitalGlobe common stock or DigitalGlobe preferred stock who desires such a petition to be filed is advised to file it on a timely basis. Any shareowner may withdraw such shareowner’s demand for appraisal by delivering to DigitalGlobe a written withdrawal of its demand for appraisal and acceptance of the merger consideration, except that (a) any such attempt to withdraw made more than 60 days after the effective time will require written approval of DigitalGlobe and (b) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just.

Any shareowner who has duly demanded appraisal rights for shares of DigitalGlobe common stock or DigitalGlobe preferred stock in compliance with Section 262 of the DGCL will not, after the effective time, be entitled to vote such shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of shares of DigitalGlobe common stock or DigitalGlobe preferred stock, as the case may be, as of a date or time prior to the effective time.

Notice of the Effective Date

Within ten days after the effective date of the merger, DigitalGlobe must notify each holder of DigitalGlobe common stock and DigitalGlobe preferred stock entitled to appraisal rights of the effective date of the merger. Such notice may also be given by DigitalGlobe to each holder of DigitalGlobe common stock and DigitalGlobe preferred stock who is entitled to appraisal rights before the effective date of the merger.

Filing a Petition for Appraisal

Within 120 days after the effective date of the merger, but not thereafter, MDA or any holder of DigitalGlobe common stock or DigitalGlobe preferred stock who has complied with DGCL Section 262 and is entitled to appraisal rights under DGCL Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery, with a copy served on DigitalGlobe in the case of a petition filed by a shareowner, demanding a determination of the fair value of the shares held by all dissenting holders. If no such petition is filed within that 120 day period, appraisal rights will be lost for all dissenting shareowners. DigitalGlobe is under no obligation to and has no present intention to file a petition and holders should not assume that DigitalGlobe will file a petition. Accordingly, it is the obligation of the holders of capital stock to initiate all necessary action to perfect their appraisal rights in respect of shares of capital stock within the time prescribed in DGCL Section 262. Within 120 days after the effective date of the merger, any holder of capital stock who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from DigitalGlobe a statement setting forth the aggregate number of shares not voted in favor of the approval of the merger agreement and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. The statement must be mailed within ten days after a written request therefor has been received by DigitalGlobe or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of shares, a person who is the beneficial owner of shares of capital stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request to receive from DigitalGlobe the statement described in this paragraph.

If a petition for an appraisal is timely filed by a holder of shares of DigitalGlobe common stock and/or DigitalGlobe preferred stock and a copy thereof is served upon DigitalGlobe, DigitalGlobe will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all shareowners who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order the Delaware Register in Chancery to provide notice of the time and place fixed for the hearing on the petition by registered or certified mail to the surviving corporation and all of the shareowners shown on the verified list. Such notice will also be published in one or more publications at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The forms of notice by mail or publication will be approved by the Delaware Court of Chancery and the costs of these notices are borne by DigitalGlobe.

After such notice to the shareowners is given, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those shareowners who have complied with DGCL Section 262 and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the shareowners who demanded payment for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding; and if any shareowner fails to comply with the direction, the Delaware Court of Chancery may dismiss the proceedings as to the shareowner. Even if a shareowner complies with the requirements of Section 262 of the DGCL, the Delaware Court of Chancery shall dismiss the proceedings unless (a) the total number of shares entitled to appraisal exceeds 1% of the outstanding common stock and preferred stock eligible for appraisal or (b) the value of the consideration provided in the merger for such total number of common stock and preferred stock exceeds $1 million.

Determination of Fair Value

After the Delaware Court of Chancery determines the holders of capital stock entitled to appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Delaware Court of Chancery shall determine the “fair value” of the shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid upon the amount determined to be the fair value (or, in certain circumstances described in this proxy statement/prospectus, on the difference between the amount determined to be the fair value and the amount paid by DigitalGlobe to each shareowner entitled to appraisal prior to the entry of judgment in the appraisal proceeding). Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, and except as provided below, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at five percent over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each shareowner entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (a) the difference, if any, between the amount so paid and the fair market value of the shares as determined by the Delaware Court of Chancery, and (b) interest theretofore accrued, unless paid at the time.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the surviving corporation. DGCL Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Holders of DigitalGlobe common stock or DigitalGlobe preferred stock considering seeking appraisal should be aware that the fair value of their shares as so determined may be more than, the same as or less than the consideration they would receive pursuant to the merger if they did not seek appraisal of their shares and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the merger, is not an opinion as to, and does not otherwise address, fair value under DGCL Section 262. Although DigitalGlobe believes that the merger consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and shareowners should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the merger consideration. Neither MDA nor DigitalGlobe anticipates offering more than the applicable merger consideration to any DigitalGlobe shareowner exercising appraisal rights, and each of MDA and DigitalGlobe reserves the right to assert, in any appraisal proceeding, that for purposes of DGCL Section 262, the “fair value” of a share of capital stock is less than the applicable merger consideration.

Upon application by holders of shares of DigitalGlobe common stock or DigitalGlobe preferred stock entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the shareowners entitled to an appraisal. Any holder of shares of DigitalGlobe common stock or DigitalGlobe preferred stock whose name appears on the verified list and, if such shares are represented by certificates and if so required, who has submitted such shareowner’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such shareowner is not entitled to appraisal rights. The Delaware Court of Chancery will direct the payment of the fair value of the shares of DigitalGlobe common stock and DigitalGlobe preferred stock, together with interest, if any, upon the amount determined to be the fair value (or, in certain circumstances described in this proxy statement/prospectus, on the difference between the amount determined to be the fair value and the amount paid by DigitalGlobe to each shareowner entitled to appraisal prior to the entry of judgment in the appraisal proceeding) to the shareowners entitled thereto. Payment will be so made to each such shareowner, in the case of holders of uncertificated stock, forthwith, and, in the case of holders of shares represented by certificates, upon the surrender to DigitalGlobe of such applicable shareowner’s certificates. The Delaware Court of Chancery’s decree may be enforced as other decrees in such court may be enforced.

The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a shareowner, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a shareowner in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged, pro rata, against the value of all the shares of DigitalGlobe common stock and DigitalGlobe preferred stock entitled to appraisal. In the absence of an order, each party to the appraisal proceeding bears its own expenses.

If you wish to exercise your appraisal rights, you must not vote your shares of DigitalGlobe common stock or DigitalGlobe preferred stock in favor of the merger and you must comply with the procedures set forth in Section 262 of the DGCL. If you fail to take any required step in connection with the exercise of appraisal rights, it may result in the termination or waiver of your appraisal rights.

Litigation Relating to the Merger

On May 3, 2017, a DigitalGlobe shareowner filed a purported class action complaint in the U.S. District Court for the District of Colorado, captioned George Assad v. DigitalGlobe, Inc., et al., Case No. 1:17-cv-01097-NYW, on behalf of himself and all other DigitalGlobe shareowners against DigitalGlobe, its directors at the time the acquisition was announced, MDA, Holdings, and Merger Sub. The complaint alleges, among other things, that in connection with MDA’s proposed acquisition of DigitalGlobe, the defendants purportedly agreed to a supposedly inadequate price for the DigitalGlobe capital stock, provided allegedly misleading and incomplete disclosures in the Form F-4 registration statement, and potentially engaged in supposed self-dealing. The complaint seeks to recover under Sections 14(a) and 20(a) of the U.S. Exchange Act for alleged misstatements and omissions in the Form F-4 registration statement filed on April 27, 2017. The complaint seeks declaratory and injunctive relief, including enjoining the transaction or rescinding the transaction and rescissory damages to the extent already implemented, an order directing the dissemination of a registration statement that is not false or misleading, and an award of attorneys’ and experts’ fees.

On May 8, 2017, a DigitalGlobe shareowner filed a purported class action complaint in the U.S. District Court for the District of Colorado, captioned Jeweltex Manufacturing Inc. Retirement Plan v. DigitalGlobe, Inc., et al., Case No. 1:17-cv-01140-STV, on behalf of itself and all other DigitalGlobe shareowners against DigitalGlobe and its directors at the time the acquisition was announced. The complaint alleges, among other things, that in connection with MDA’s proposed acquisition of DigitalGlobe, the defendants purportedly provided allegedly misleading and incomplete disclosures in the Form F-4 registration statement, and potentially engaged in supposed self-dealing. The complaint seeks to recover under Sections 14(a) and 20(a) of the U.S. Exchange Act for alleged misstatements and omissions in the Form F-4 registration statement filed on April 27, 2017. The complaint seeks injunctive relief, including enjoining or rescinding the transaction and rescissory damages to the extent already implemented, and an award of attorneys’ and experts’ fees.

On May 10, 2017, a DigitalGlobe shareowner filed a purported class action complaint in the U.S. District Court for the District of Colorado, captioned Royce Bussey v. DigitalGlobe, Inc., et al., Case No. 1:17-cv-01159-MEH, on behalf of himself and all other DigitalGlobe shareowners against DigitalGlobe and its directors at the time the acquisition was announced. The complaint alleges, among other things, that in connection with MDA’s proposed acquisition of DigitalGlobe, the defendants purportedly agreed to a supposedly inadequate price for the

DigitalGlobe capital stock, provided allegedly misleading and incomplete disclosures in the Form F-4 registration statement, and potentially engaged in supposed self-dealing. The complaint seeks to recover under Sections 14(a) and 20(a) of the U.S. Exchange Act for alleged misstatements and omissions in the Form F-4 registration statement filed on April 27, 2017. The complaint seeks declaratory and injunctive relief, including enjoining or rescinding the transaction and rescissory damages to the extent already implemented, an order directing the dissemination of a registration statement that is not false or misleading, and an award of attorneys’ and experts’ fees.

On May 15, 2017, a DigitalGlobe shareowner filed a purported class action complaint in the U.S. District Court for the District of Colorado, captioned Dane Gussin v. DigitalGlobe, Inc., et al., Case No. 1:17-cv-01190-KLM, on behalf of himself and all other DigitalGlobe shareowners against DigitalGlobe, its directors at the time the acquisition was announced, MDA, Holdings, and Merger Sub. The complaint alleges, among other things, that in connection with MDA’s proposed acquisition of DigitalGlobe, the defendants purportedly agreed to a supposedly inadequate price for the DigitalGlobe capital stock, provided allegedly misleading and incomplete disclosures in the Form F-4 registration statement, and potentially engaged in supposed self-dealing. The complaint seeks to recover under Sections 14(a) and 20(a) of the U.S. Exchange Act for alleged misstatements and omissions in the Form F-4 registration statement filed on April 27, 2017. The complaint seeks declaratory and injunctive relief, including enjoining or rescinding the transaction and rescissory damages to the extent already implemented, an order directing the dissemination of a registration statement that is not false or misleading, and an award of attorneys’ and experts’ fees.

On May 22, 2017, a DigitalGlobe shareowner filed a purported class action complaint in the U.S. District Court for the District of Delaware, captioned Stuart Zand v. DigitalGlobe, Inc., et al., Case No. 1:17-cv-00592-UNA, on behalf of himself and all other DigitalGlobe shareowners against DigitalGlobe and its directors at the time the acquisition was announced. The complaint alleges, among other things, that in connection with MDA’s proposed acquisition of DigitalGlobe, the defendants purportedly agreed to a supposedly inadequate price for the DigitalGlobe capital stock, provided allegedly misleading and incomplete disclosures in the Form F-4 registration statement, and potentially engaged in supposed self-dealing. The complaint seeks to recover under Sections 14(a) and 20(a) of the U.S. Exchange Act for alleged misstatements and omissions in the Form F-4 registration statement filed on April 27, 2017. The complaint seeks injunctive relief, including enjoining or rescinding the transaction and rescissory damages to the extent already implemented, and an award of attorneys’ and experts’ fees.

The defendants have not yet responded to any of the complaints. While it is too early to predict the outcome of litigation or a reasonable range of potential losses, DigitalGlobe and MDA believe these lawsuits are without merit. Additional lawsuits arising out of or relating to the merger agreement or the merger may be filed in the future.

Restrictions on Resales of MDA Common Shares Received in the Merger

The MDA common shares to be issued in connection with the merger will be registered under the U.S. Securities Act and will be freely transferable under the U.S. Securities Act, except for shares issued to any shareholder who may be deemed to be an “affiliate” of MDA for purposes of Rule 144 under the U.S. Securities Act. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control with MDA and may include the executive officers, directors and significant MDA shareholders. This proxy statement/prospectus does not cover resale of MDA common shares received by any person upon completion of the merger, and no person is authorized to make use of this proxy statement/prospectus in connection with any such resale.

Dividend Policy

DigitalGlobe does not currently pay regular quarterly cash dividends on its common stock. Any decision to pay future cash dividends will be made by the DigitalGlobe board of directors and will depend on DigitalGlobe’s earnings, financial condition and other factors. Any payment of dividends by DigitalGlobe would require approval by the DigitalGlobe board of directors and its board of directors may change its dividend policy at any time.

Under the terms of the merger agreement, during the period before the closing of the merger, DigitalGlobe is not permitted to pay any dividends or make any cash distributions on its capital stock without the consent of MDA other than dividends provided for in the DigitalGlobe certificate of designation with respect to the DigitalGlobe preferred stock and paid by DigitalGlobe consistent with past practice.

Certain U.S. Federal Income Tax Consequences of the Merger

The following discussion summarizes certain material U.S. federal income tax consequences of (a) the merger to U.S. and non-U.S. Holders of DigitalGlobe capital stock and (b) the subsequent ownership and disposition by U.S. holders of MDA common shares.

This summary is based on the Code, the Treasury Regulations promulgated thereunder (whether final, temporary, or proposed), administrative rulings, judicial decisions, and, to the extent noted, the Convention Between the United States of America and Canada with Respect to Taxes on Income and Capital, which is referred to as the U.S.-Canada Tax Treaty, all as in effect on the date hereof. Each of the foregoing authorities is subject to change, which change could apply with retroactive effect and could affect the accuracy of the statements and conclusions set forth in this discussion. Neither MDA nor DigitalGlobe will request a ruling from the U.S. Internal Revenue Service (“IRS”) as to the U.S. federal income tax consequences of the merger or the post-merger ownership and disposition of MDA common shares or any other matter. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions described in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions described in this summary. There can be no assurance that the IRS will not challenge any of the U.S. federal income tax consequences described below or that, if challenged, such treatment would be sustained by a court.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a holder as a result of the merger or as a result of the ownership and disposition of MDA common shares. This summary does not take into account the individual facts and circumstances of any particular holder that may affect the U.S. federal income tax consequences to such holder, including specific tax consequences to a holder under an applicable tax treaty. In addition, this summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, or non-U.S. tax consequences of the merger or the ownership and disposition of MDA common shares.

The discussion assumes that shareowners hold their DigitalGlobe capital stock and hold, or will hold, their MDA common shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment).

The discussion does not constitute tax advice and does not address all aspects of U.S. federal income taxation that may be relevant to particular shareowners in light of their personal circumstances, including any tax consequences to shareowners subject to special treatment under the Code, including:

•	banks, thrifts, mutual funds, financial institutions, and other persons engaged in the active conduct of a banking, financing or similar business or whose principal business is trading in stocks or securities for their own account;

•	regulated investment companies and real estate investment trusts;

•	dealers of securities who apply, and traders in securities who elect to apply, a mark-to-market method of accounting;

•	tax-exempt organizations and pension funds;

•	insurance companies;

•	individual retirement and other deferred accounts;

•	U.S. holders whose functional currency is not the U.S. dollar;

•	U.S. expatriates;

•	“passive foreign investment companies;” “controlled foreign corporations” or “corporations liable for the accumulated earnings tax”;

•	persons subject to the alternative minimum tax;

•	holders who hold their shares as part of a straddle, hedging, conversion, constructive sale, or other risk reduction transaction;

•	partnerships or other pass-through entities for U.S. federal income tax purposes and holders of interests therein;

•	persons deemed to sell DigitalGlobe stock or MDA common shares under the constructive sale provisions of the Code;

•	grantor trusts;

•	holders that directly, indirectly or constructively own 10% or more of the voting power of MDA common shares; and

•	holders who received their shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan.

Holders that are subject to special provisions under the Code, including holders described immediately above, should consult their tax advisors regarding the tax consequences of the merger and the ownership and disposition of MDA common shares after the merger.

For purposes of this discussion, a U.S. holder means a beneficial owner of DigitalGlobe capital stock or MDA common shares, who is:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or any subdivision thereof;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

For purposes of this discussion, a non-U.S. holder means a beneficial owner of DigitalGlobe capital stock or MDA common shares that is neither a U.S. holder nor a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes).

If a partnership, including for this purpose any entity or arrangement that is classified as a partnership for U.S. federal income tax purposes, holds DigitalGlobe capital stock or MDA common shares, the tax treatment of a partner in such partnership will generally depend upon the status of the partner, the activities of the partnership, and upon certain determinations made at the partner level. A holder that is a partnership and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of the merger and the ownership and disposition of MDA common shares after the merger.

SHAREOWNERS SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM OF THE MERGER AND OF THE OWNERSHIP AND DISPOSITION OF MDA COMMON SHARES AFTER THE MERGER, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE AND LOCAL, AND OTHER TAX LAWS, ANY APPLICABLE TREATY, AND ANY APPLICABLE INFORMATION REPORTING OBLIGATIONS.

Classification of MDA as a Foreign Corporation

Under current U.S. federal income tax law, a corporation organized under Canadian law is not treated as a U.S. corporation, and therefore is treated as a non-U.S. corporation. Section 7874 of the Code and the Treasury Regulations promulgated thereunder, however, contain rules that may cause a non-U.S. corporation that acquires the stock of a U.S. corporation to be treated as a U.S. corporation for U.S. federal income tax purposes under certain circumstances. If MDA were treated as a domestic corporation for U.S. federal income tax purposes, among other consequences, it would generally be subject to U.S. federal income tax on its worldwide income, and its dividends would be treated as dividends from a U.S. corporation. MDA and DigitalGlobe do not believe that MDA should be treated as a U.S. domestic corporation under Section 7874 of the Code. Further, the obligation to effect the merger is conditional upon MDA’s and DigitalGlobe’s receipt of an opinion from a nationally recognized tax advisor or legal counsel, dated as of the closing date and subject to certain qualifications and limitations set forth therein, to the effect that Section 7874 of the Code and the regulations promulgated thereunder should not apply in such a manner so as to cause MDA to be treated as a U.S. corporation for U.S. federal income tax purposes from and after the closing date. Absent any changes in fact or law, MDA and DigitalGlobe each expect to receive such an opinion. The remaining discussion assumes that MDA will not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code.

Consequences of the Merger to Holders of DigitalGlobe Capital Stock

U.S. Holders

In general, subject to the discussion below relating to potential dividend treatment under Section 304 of the Code, a U.S. holder will recognize gain or loss equal to the difference between (a) the aggregate amount of cash and the fair market value of the MDA common shares received by such U.S. holder in the merger (including any cash paid in lieu of fractional MDA common shares) and (b) its aggregate tax basis in the DigitalGlobe capital stock surrendered in the merger.

Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. holder’s holding period for the DigitalGlobe capital stock surrendered exceeds one year at the effective time. Certain non-corporate U.S. holders (including individuals) are eligible for preferential rates applicable to long-term capital gain. The deductibility of capital losses is subject to limitations. Gain or loss must be calculated separately for each block of DigitalGlobe capital stock if blocks of DigitalGlobe capital stock were acquired at different times or for different prices. A U.S. holder’s aggregate tax basis in the MDA common shares received in the merger will generally equal the fair market value of such MDA common shares at the effective time, and the U.S. holder’s holding period for such MDA common shares will begin on the day after the merger.

If the holders of DigitalGlobe capital stock hold (including as a result of constructive ownership rules) at least 50% of the outstanding MDA common shares following the merger (including MDA common shares not received pursuant to the merger) and certain other requirements are met (some of which depend on a holder’s particular circumstances), the receipt of merger consideration by U.S. holders of DigitalGlobe may be subject to Section 304 of the Code. If so, subject to certain exceptions, instead of recognizing taxable gain or loss as described above, the merger consideration received by a U.S. holder would be treated as a dividend to the extent of such U.S. holder’s allocable share of the applicable earnings and profits of MDA and DigitalGlobe. The portion of the merger consideration in excess of such earnings and profits would first be applied against such U.S. holder’s tax basis in the

MDA share deemed issued in exchange for DigitalGlobe capital stock, and any remaining amount of the merger consideration would be treated as gain from the sale of such U.S. holder’s capital stock. However, certain exceptions to such dividend treatment under Section 304 may apply to a particular U.S. holder. The IRS has indicated in a revenue ruling that a minority shareholder in a publicly traded corporation will qualify for one of such exceptions if the minority shareholder (a) has a minimal percentage stock interest, (b) exercises no control over corporate affairs and (c) experiences any reduction in its percentage stock interest.

MDA and DigitalGlobe do not expect that holders of DigitalGlobe capital stock will be treated as owning at least 50% of the MDA common shares following the merger and therefore do not expect Section 304 to apply to the merger. The rules of Section 304 are very complex, however, and all U.S. holders should consult their own tax advisors with respect to the possible application of Section 304 to their particular circumstances.

Non-U.S. Holders

A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain recognized in the merger unless:

1.	the recognized gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and if required by an applicable tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

2.	the non-U.S. holder is an individual present in the U.S. for 183 days or more during the taxable year of the merger, and certain other requirements are met; or

3.	DigitalGlobe capital stock constitutes a “United States real property interest” within the meaning of Section 897(c) of the Code by reason of DigitalGlobe’s status as a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code (a “USRPHC”) at any time during the shorter of (1) the period that the non-U.S. holder owned DigitalGlobe capital stock or (2) the five-year period ending on the date of the exchange (the “Applicable Period”), and the non-U.S. holder is not eligible for any special exemption or the exception from the definition of U.S. real property interest for certain interests in publicly traded corporations.

Unless an applicable treaty provides otherwise, the recognized gain described in number one above or, subject to the exceptions described below, number three above generally will be subject to U.S. federal income tax on a net income basis in the same manner as if such non-U.S. holder were a U.S. person (see “The Merger Proposal—Consequences of the Merger to Holders of DigitalGlobe Stock—U.S. Holders” above). A non-U.S. holder that is a corporation for U.S. federal income tax purposes also may also be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable tax treaty) with respect to such gain. Non-U.S. holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Recognized gain described in number two above generally will be subject to U.S. federal income tax at a 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by U.S. source capital losses of the non-U.S. holder (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, generally a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. DigitalGlobe does not believe that it currently is a USRPHC for U.S. federal income tax purposes. It is a condition to closing that DigitalGlobe provide a certificate to MDA to the effect that, and the remainder of the discussion assumes that, it is not, and has not been during the Applicable Period, a USRPHC.

As discussed above, if contrary to MDA’s and DigitalGlobe’s expectations, Section 304 of the Code were to apply to the merger, receipt of the merger consideration would be treated as a dividend to the extent of a holder’s allocable share of the applicable earnings and profits of MDA and DigitalGlobe. Any such dividend that is paid to or for the account of a non-U.S. holder (other than a non-U.S. holder as to which such dividend is effectively connected with the conduct of a trade or business in the United States) and is from U.S. sources generally would be subject to U.S. federal withholding tax at the rate of 30%, or at a lower rate to the extent provided by an applicable tax treaty and the non-U.S. holder provides the documentation required to claim benefits under such tax treaty to the applicable withholding agent.

As stated above, DigitalGlobe and MDA do not currently expect Section 304 to apply to the merger. Nevertheless, given the lack of certainty surrounding the application of Section 304 to the merger and the treatment of any given non-U.S. holder, MDA, Merger Sub, a broker or another applicable withholding agent may treat the entire merger consideration received by a non-U.S. holder as subject to U.S. federal withholding tax at the rate of 30%, unless such non-U.S. holder can establish that either an exception to Section 304 applies to it or a reduced rate for or exemption from such withholding applies. Depending on the circumstances, the broker (or other applicable withholding agent) may obtain the funds necessary to remit any such withholding tax by asking the non-U.S. holder to provide the funds, by using funds in the non-U.S. holder’s account with the broker or by selling (on the non-U.S. holder’s behalf) all or a portion of the MDA common shares. All non-U.S. holders should consult their own tax advisors with respect to the possible application of Section 304 to their particular circumstances.

Ownership and Disposition of MDA Common Shares by U.S. Holders

Distributions

Subject to the discussion under “The Merger Proposal—Ownership and Disposition of MDA Common Shares by U.S. Holders—Passive Foreign Investment Company Status” below, the gross amount of cash distributions on MDA common shares (including any withheld Canadian taxes) will be taxable to U.S. holders as dividends to the extent paid out of MDA’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income (including any withheld Canadian taxes) generally will be includable in the gross income of a U.S. holder as ordinary income on the day actually or constructively received by such holder. Distributions on MDA common shares (including any withheld Canadian taxes) that are treated as dividends for U.S. federal income tax purposes will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from other corporations under the Code.

With respect to certain non-corporate U.S. holders (including individuals), dividends may be subject to U.S. federal income taxation at the lower capital gains rate applicable to “qualified dividend income,” provided that (a) either the MDA common shares are considered to be readily tradable on an established securities market in the United States or MDA qualifies for benefits under the income tax treaty between the United States and Canada; (b) MDA is not a PFIC (as defined below) for the taxable year during which the dividend is paid or the immediately preceding taxable year; (c) certain holding period requirements are met; and (d) the U.S. holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. As the IRS and the Treasury Department have determined that the income tax treaty between the United States and Canada is a comprehensive tax treaty that includes an exchange of information provision, MDA believes that it is eligible for benefits under the treaty. MDA also believes that its common shares will be readily tradable on an established securities market in the United States following the merger as MDA intends to apply for listing of its common shares on either the NYSE or NASDAQ.

To the extent that the amount of any distribution exceeds MDA’s current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the portion of the distribution in excess of such earnings and profits would first be applied against the basis of the U.S. holder’s MDA common shares, and any remaining amount of the distribution would be treated as gain on a sale or exchange as described below under “The Merger Proposal—Ownership and Disposition of MDA Common Shares by U.S. Holders—Sale or Other Taxable Disposition.”

To the extent of any cash distribution on MDA common shares in a foreign currency, the amount of such distribution will be treated as the U.S. dollar value of the foreign currency distributed by MDA, calculated by reference to the exchange rate in effect on the date of the distribution, regardless of whether the payment is in fact converted into U.S. dollars on the date of receipt. Any gain or loss resulting from a change in the exchange rate in effect between the date of the distribution to the date such U.S. holder actually converts the payment into U.S. dollars will be treated as ordinary income or loss and generally will be income or loss from U.S. sources for foreign tax credit limitation purposes.

Dividend income recognized by a U.S. holder that is an individual or estate may be subject to the 3.8% tax on net investment income described below under “The Merger Proposal—Additional Tax on Net Investment Income.”

Foreign Tax Credit with Respect to Dividends

Subject to certain conditions and limitations, Canadian withholding taxes, if any, on dividends paid on MDA common shares may be credited against a U.S. holder’s U.S. federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on MDA common shares will, subject to the discussion below regarding foreign corporations that are at least 50% owned by U.S. persons, be treated as income from sources outside the United States and will generally constitute passive category income. Further, in certain circumstances, a U.S. holder will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on MDA common shares if the U.S. holder (a) has held MDA common shares for less than a specified minimum period during which the U.S. holder is not protected from risk of loss or (b) is obligated to make certain payments related to the dividends.

Dividends paid by a foreign corporation that is at least 50% owned by U.S. persons may be treated as U.S. source income (rather than foreign source income) for foreign tax credit purposes to the extent that the foreign corporation has more than a de minimis amount of earnings and profits attributable to U.S. source income. The effect of this rule may be to treat a portion of any dividends paid by MDA as U.S. source income. Treatment of the dividends as U.S. source income in whole or in part may limit a U.S. holder’s ability to claim a foreign tax credit for any Canadian withholding taxes payable in respect of the dividends. However, to the extent that any amount of a dividend paid by MDA is treated as U.S. source income pursuant to this rule, a U.S. holder that is eligible to claim benefits under the income tax treaty between the United States and Canada may nevertheless elect to treat such amounts as foreign source income for the purposes of claiming a credit (subject to special limitations) for any Canadian taxes paid with respect to such amount. U.S. holders should consult their own tax advisors about the desirability and method of making such an election.

The rules governing foreign tax credits are complex, and the manner in which they apply varies greatly depending upon the particular circumstances of the relevant U.S. holder. U.S. holders should consult their tax advisors regarding the availability of the foreign tax credit under the holder’s particular circumstances and the requirements for claiming such credit.

Sale or Other Taxable Disposition

For U.S. federal income tax purposes, a U.S. holder will recognize taxable gain or loss on any sale or other taxable disposition of MDA common shares in an amount equal to the difference between the amount realized (generally, the sum of cash and the fair market value of other property received) and such U.S. holder’s tax basis in such MDA common shares. The gain or loss recognized by a U.S. holder on the sale or other taxable disposition of MDA common shares will generally be capital gain or loss. Capital gains of non-corporate U.S. holders (including individuals) currently are eligible for the preferential U.S. federal income tax rates applicable to long-term capital gains if such holder has held the MDA common shares for more than one year as of the date of the sale, exchange or other taxable disposition. The deductibility of capital losses is subject to significant limitations. Any gain or loss recognized by a U.S. holder on the sale or exchange of MDA common shares will generally be treated as U.S. source gain or loss.

Gain recognized by a U.S. holder that is an individual or estate may be subject to the 3.8% tax on net investment income described below under “— Additional Tax on Net Investment Income.”

Passive Foreign Investment Company Status

Notwithstanding the foregoing, certain adverse U.S. federal income tax consequences could apply to a U.S. holder if MDA is treated as a “passive foreign investment company” or “PFIC” for any taxable year during which the U.S. holder holds MDA common shares. A foreign corporation, such as MDA, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year in which, after applying certain look-through rules, either (a) 75% or more of its gross income for such year is “passive income” for purposes of the PFIC rules or (b) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. For purposes of the PFIC rules, “passive income” generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. MDA does not currently expect to be treated as a PFIC for U.S. federal income tax purposes for the taxable year of the merger or for foreseeable future taxable years, but this conclusion is a factual determination made annually and is thus subject to change. MDA has not sought a ruling from the IRS or an opinion of any tax advisor with respect to its status as a PFIC, and there can be no assurance that the IRS will agree with its conclusion.

If MDA were to be treated as a PFIC, U.S. holders of MDA common shares could be subject to certain adverse U.S. federal income tax consequences with respect to any distributions received on such shares and any gain realized on a taxable disposition of such shares and may be subject to certain additional U.S. federal income tax reporting requirements. In addition, a U.S. holder could be subject to such adverse tax consequences upon certain distributions by, or dispositions of stock of, any foreign corporations in which MDA owns an interest that are treated as PFICs.

Furthermore, dividends received with respect to MDA common shares would not constitute qualified dividend income eligible for preferential tax rates if MDA is treated as a PFIC for the taxable year of the distribution or for its preceding taxable year. Certain elections (including a mark-to-market election) may be available to U.S. holders to mitigate some of the adverse tax consequences resulting from PFIC treatment, although MDA cannot assure U.S. holders that it will be able to provide them with the necessary information to make any such elections. U.S. holders should consult their tax advisers regarding the application of the PFIC rules to their investment in the MDA common shares.

Additional Tax on Net Investment Income

An additional 3.8% tax is generally imposed on the “net investment income” of U.S. holders that are individuals, estates and trusts whose income exceeds certain thresholds. “Net investment income” generally includes the following: (a) gross income from interest and dividends other than from the conduct of a non-passive trade or business; (b) other gross income from a passive trade or business; and (c) net gain attributable to the disposition of property other than property held in a non-passive trade or business. Therefore, capital gains from the disposition of DigitalGlobe capital stock in the merger and dividends on or gain from the sale or other taxable disposition of MDA common shares may be subject to this additional tax.

Information Reporting and Backup Withholding

U.S. Holders

Information reporting requirements apply with respect to the cash consideration received by U.S. holders of DigitalGlobe capital stock in the merger (including any cash paid in lieu of fractional MDA common shares), dividends received by U.S. holders of MDA common shares and the proceeds received on the disposition of MDA common shares effected within the United States (and, in certain cases, outside the United States), in each case, other than U.S. holders that are exempt recipients (such as corporations). Backup withholding (currently at a rate of 28%) may apply to the foregoing amounts if the U.S. holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the exchange agent or the U.S. holder’s broker) or is otherwise subject to backup withholding. MDA will also provide information to the exchange agent and withholding agents concerning the fair market value of MDA common shares received by U.S. holders of DigitalGlobe capital stock as consideration in the merger, and such amounts may be reported to the IRS. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit on a U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Certain U.S. holders holding specified foreign financial assets with an aggregate value in excess of the applicable U.S. dollar threshold are required to report information to the IRS relating to MDA common shares, subject to certain exceptions (including an exception for MDA common shares held in accounts maintained by certain financial institutions), by attaching IRS Form 8938, Statement of Specified Foreign Financial Assets, to their U.S. federal income tax return, for each year in which they hold MDA common shares. Such U.S. holders should consult their own tax advisors regarding information reporting requirements relating to their ownership of MDA common shares.

Non-U.S. Holders

Other information reporting requirements may apply to, and a non-U.S. holder may be subject to backup withholding on, the cash consideration received by non-U.S. holders of DigitalGlobe capital stock in the merger (including any cash paid in lieu of fractional MDA common shares), unless the non-U.S. holder furnishes to the paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. Dividends paid with respect to MDA common shares and proceeds from the sale or other disposition of MDA common shares received in the United States by a non-U.S. holder or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding unless such non-U.S. holder provides proof of an applicable exemption or complies with certain certification procedures described above, and otherwise complies with the applicable requirements of the backup withholding rules. Exemptions from information reporting and backup withholding will not apply if a withholding agent has actual knowledge, or reason to know, that the non-U.S. Holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. MDA may also provide information to the exchange agent and withholding agents concerning the fair market value of MDA common shares received by non-U.S. holders of DigitalGlobe capital stock as consideration in the merger, and such amounts may be reported to the IRS, subject to an exemption from reporting as discussed above. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit on a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Certain Canadian Federal Income Tax Considerations of Holding MDA Common Shares

At effective time, DigitalGlobe shareowners will receive MDA common shares as part of the merger consideration. The following is a general summary, as of the date hereof, of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (the “Canadian Tax Act”) of the ownership and disposition of the MDA common shares generally applicable to a holder who, for the purposes of the Canadian Tax Act and at all relevant times (a) is a beneficial owner of the MDA common shares; (b) is not resident, and is not deemed to be resident, in Canada; (c) holds the MDA common shares as capital property; and (d) does not use or hold, and is not deemed to use or hold, the MDA common shares in connection with carrying on a business in Canada (a “Non-Canadian Holder”).

This summary is not applicable to a Non-Canadian Holder that is either an “authorized foreign bank” (as defined in the Canadian Tax Act) or an insurer that carries on an insurance business in Canada and elsewhere. Any such Non-Canadian Holder should consult its own tax advisor.

This summary is based upon the current provisions of the Canadian Tax Act and an understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) made publicly available prior to the date hereof. The summary takes into account all specific proposals to amend the Canadian Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed. No assurance can be given that the Tax Proposals will be enacted in the form proposed, or at all. This summary does not otherwise take into account or anticipate any other changes in law, whether by judicial, governmental or legislative decision or action or changes in the administrative policies or assessing practices of the CRA, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ materially from those described in this summary. This summary is also based on the assumption that the MDA common shares will, at all relevant times, be listed on the TSX.

This summary does not address the principal Canadian federal income tax consequences of acquiring, holding and disposing of MDA common shares to any person other than a Non-Canadian Holder, including any such person who is a resident of Canada for purposes of the Canadian Tax Act. Any such person should consult their own tax advisors with respect to the consequences to them of acquiring, holding or disposing of such securities having regard to their own particular circumstances.

This summary is of a general nature only and is not, and is not intended to be, nor should it be construed to be, legal or tax advice or representations to any particular Non-Canadian Holder, and is not exhaustive of all Canadian federal income tax considerations. Accordingly, all Non-Canadian Holders are urged to consult their own legal and tax advisors with respect to the tax consequences to them of acquiring, holding and disposing of MDA common shares having regard to their particular circumstances, including the application and effect of the income and other tax laws of any country, province or other jurisdiction that may be applicable to a Non-Canadian Holder.

Dividends on MDA Shares

Any dividends paid or credited, or deemed to be paid or credited, to a Non-Canadian Holder on MDA common shares will be subject to Canadian withholding tax at a rate of 25%, subject to any reduction in such rate pursuant to an applicable income tax treaty or convention between Canada and the Non-Canadian Holder’s jurisdiction of residence.

The rate of withholding tax applicable to a dividend paid to and beneficially owned by (or in certain circumstances, derived by) a Non-Canadian Holder on MDA common shares who is a resident of the United States for purposes of, and is entitled to the benefits in accordance with the provisions of, the Canada-U.S. Income Tax Convention, will generally be reduced to 15% or, if the Non-Canadian Holder is a company that owns at least 10% of the voting stock of MDA, to 5%. The rate of withholding tax on dividends is also reduced under certain other bilateral income tax treaties or conventions to which Canada is a signatory.

Non-Canadian Holders are advised to consult their own tax advisors to determine the rate of withholding applicable to dividends paid on MDA common shares having regard to their particular circumstances. MDA (or an applicable withholding agent) will be required to withhold the required amount of withholding tax from any dividend, and to remit it to CRA for the account of the Non-Canadian Holder. Non-Canadian Holders who may be eligible for a reduced rate of withholding tax on dividends pursuant to any applicable income tax convention should consult with their own tax advisors with respect to taking all appropriate steps in this regard.

Disposition of MDA Shares

A Non-Canadian Holder will not be subject to tax under the Canadian Tax Act in respect of any capital gain realized by such Non-Canadian Holder on a disposition of MDA common shares (other than to MDA) unless the MDA common shares constitute “taxable Canadian property” (as defined in the Canadian Tax Act) of the Non-Canadian Holder at the time of disposition and are not “treaty protected property” of the Non-Canadian Holder.

Provided that at the time of disposition the MDA common shares are listed on a “designated stock exchange” as defined in the Canadian Tax Act (which includes the TSX, the NYSE and NASDAQ), an MDA common share generally will not constitute taxable Canadian property of a Non-Canadian Holder at the time of disposition unless at any time during the 60-month period immediately preceding the time of disposition (a) the Non-Canadian Holder, persons with whom the Non-Canadian Holder did not deal at arm’s length, partnerships in which the Non-Canadian Holder or a person with whom the Non-Canadian Holder did not deal at arm’s length holds a membership interest directly or indirectly through one or more partnerships, or the Non-Canadian Holder together with any combination of such persons or partnerships, owned 25% or more of the issued shares of any class or series of shares of MDA, and (b) more than 50% of the fair market value of the MDA common share was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource property” (as defined in the Canadian Tax Act), “timber resource property” (as defined in the Canadian Tax Act), and options in respect of, or interests in, or for civil law rights in, any such property (whether or not such property exists). Notwithstanding the foregoing, MDA common shares may, in certain circumstances, be deemed to be taxable Canadian property to a Non-Canadian Holder for the purposes of the Canadian Tax Act.

Even if MDA common shares are considered to be taxable Canadian property to a Non-Canadian Holder, a taxable capital gain resulting from the disposition of such MDA common shares will not be included in computing the Non-Canadian Holder’s income for purposes of the Canadian Tax Act if the MDA common shares constitute “treaty protected property”, as defined in the Canadian Tax Act. MDA common shares owned by a Non-Canadian Holder will generally be treaty-protected property if the gain from the disposition of such shares would, because of an applicable income tax treaty or convention to which Canada is a signatory, be exempt from tax under Part I of the Tax Act.

Non-Canadian Holders whose MDA common shares may constitute taxable Canadian property are urged to consult their own tax advisors for advice having regard to their particular circumstances.

THE ADVISORY COMPENSATION PROPOSAL

As required by Section 14A of the U.S. Exchange Act and the applicable SEC rules promulgated thereunder, DigitalGlobe is required to submit a proposal to DigitalGlobe’s shareowners for an advisory, non-binding, vote to approve the compensation payments that will or may be made to DigitalGlobe’s named executive officers in connection with the merger as disclosed in the table (and related narrative disclosure) in the section entitled “The Merger Proposal—Interests of DigitalGlobe’s Directors and Executive Officers in the Merger—Quantification of Payments and Benefits to DigitalGlobe’s Named Executive Officers” above. The plans and arrangements under which these compensation payments may be made are part of DigitalGlobe’s compensation program for its named executive officers or are required by the merger agreement.

You should review carefully the information under the section entitled “The Merger Proposal—Interests of DigitalGlobe’s Directors and Executive Officers in the Merger—Quantification of Payments and Benefits to DigitalGlobe’s Named Executive Officers” above.

The DigitalGlobe board of directors unanimously recommends that DigitalGlobe’s shareowners approve the following resolution:

“RESOLVED, that the shareowners of DigitalGlobe hereby approve, on an advisory, non-binding, basis, the compensation payments which will or may be made to DigitalGlobe’s named executive officers in connection with the merger, as disclosed pursuant to Item 402(t) of Regulation S-K in the section entitled “The Merger Proposal—Interests of DigitalGlobe’s Directors and Executive Officers in the Merger—Quantification of Payments and Benefits to DigitalGlobe’s Named Executive Officers” of DigitalGlobe’s proxy statement for the special meeting.”

The vote on the advisory compensation proposal is a vote separate and apart from the vote on the merger proposal. Accordingly, you may vote to approve the merger proposal and vote not to approve the advisory compensation proposal and vice versa. Because the vote on the advisory compensation proposal is advisory only, it will not be binding on DigitalGlobe, MDA, or their respective boards of directors. Further, the underlying plans and agreements are contractual in nature and not, by their terms, subject to shareowner approval. Accordingly, if the merger agreement is approved and adopted and the merger is completed, the compensation payments that are contractually required to be made to DigitalGlobe’s named executive officers will be made, subject only to the conditions applicable thereto, regardless of the outcome of the advisory, non-binding, vote of DigitalGlobe shareowners.

The affirmative vote of holders of a majority of the shares of DigitalGlobe common stock and DigitalGlobe preferred stock (on an as-converted to DigitalGlobe common stock basis), voting together as a single class, that are present at the special meeting in person or by proxy and entitled to vote on the advisory compensation proposal, is required to approve the advisory compensation proposal.

The DigitalGlobe board of directors recommends a vote “FOR” the advisory compensation proposal.

THE ADJOURNMENT PROPOSAL

DigitalGlobe shareowners are being asked to approve a proposal that will give the DigitalGlobe board of directors authority to adjourn the special meeting, if necessary, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger proposal.

If this adjournment proposal is approved, the special meeting could be adjourned to any date. If the special meeting is adjourned, DigitalGlobe shareowners who have already submitted their proxies will be able to revoke them at any time prior to their use. If you sign and return a proxy and do not indicate how you wish to vote on the adjournment proposal, your shares of DigitalGlobe common stock and DigitalGlobe preferred stock will be voted in favor of the adjournment proposal.

The affirmative vote of holders of a majority of the shares of DigitalGlobe common stock and DigitalGlobe preferred stock (on an as-converted to DigitalGlobe common stock basis), voting together as a single class, that are present at the special meeting in person or by proxy and entitled to vote on the adjournment proposal, is required to approve the adjournment proposal.

The DigitalGlobe board of directors recommends a vote “FOR” the adjournment proposal.

INFORMATION ABOUT THE COMPANIES

MacDonald, Dettwiler and Associates Ltd.

MDA was incorporated under the Canada Business Corporations Act and was continued under the Business Corporations Act (British Columbia) and the regulations thereunder, meaning that MDA is now governed by the BCA rather than the Canada Business Corporations Act. MDA is a global communications and information company providing operational solutions to commercial and government organizations worldwide. MDA’s business is focused on markets and customers with strong repeat business potential, primarily in the communications sector and the surveillance and intelligence sector. In addition, MDA conducts a significant amount of advanced technology development. MDA’s comprehensive capabilities in business and program management, systems engineering, systems integration, testing, and support services address complex customer requirements through the full solutions life cycle. MDA’s established global customer base is served by more than 4,800 employees operating from 15 locations in the United States, Canada, and internationally. MDA has committed in the merger agreement to use its reasonable best efforts to continue to, in consultation with the Government of Canada and its key stakeholders, execute its United States access strategy, which will include further restructuring of all or part of MDA’s corporate and operating structure so that the ultimate parent of DigitalGlobe and Holdings is incorporated in the United States by the end of 2019, subject to customary approvals.

MDA is a public company trading on the TSX under the ticker symbol “MDA.” MDA’s principal executive offices are located at One Embarcadero Center, Suite 500, San Francisco, California 94111, and its telephone number is 1-415-315-1551. As a condition to closing of the merger, MDA will also list its common shares on either the NYSE or the Nasdaq as of the closing of the merger.

Additional information about MDA can be found under its SEDAR profile at www.sedar.com or its website at www.mdacorporation.com. The information contained in, or that can be accessed through, MDA’s website is not intended to be incorporated into this proxy statement/prospectus.

For further information about MDA, see the sections entitled “Where You Can Find Additional Information and “Additional Information about MDA.”

SSL MDA Holdings, Inc.

Holdings is the holding company for MDA’s operating subsidiaries, which operate MDA businesses throughout the world. Holdings is incorporated in Delaware and has its headquarters in San Francisco, California. Holdings is a direct wholly owned subsidiary of MDA.

Holdings’ principal executive offices are located at One Market Plaza, Suite 4025, Spear Tower, San Francisco, California 94105 and its telephone number is 1-650-852-6313.

Merlin Merger Sub, Inc.

Merger Sub is a Delaware corporation and a direct wholly owned subsidiary of Holdings and an indirect wholly owned subsidiary of MDA. Merger Sub was formed solely for the purpose of facilitating the merger. Merger Sub has not carried on any activities or operations to date, except for those activities incidental to its formation and undertaken in connection with the transactions contemplated by the merger agreement. By operation of the merger, Merger Sub will be merged with and into DigitalGlobe. As a result, DigitalGlobe will survive the merger as an indirect wholly owned subsidiary of MDA. Upon completion of the merger, Merger Sub will cease to exist as a separate entity.

Merger Sub’s principal executive offices are located at One Market Plaza, Suite 4025, Spear Tower, San Francisco, California 94105 and its telephone number is 1-650-852-6313.

DigitalGlobe, Inc.

DigitalGlobe is a leading global provider of high-resolution Earth imagery, data and analysis. Sourced from its own advanced satellite constellation and third-party providers, its imagery solutions and other services provide customers with accurate and mission-critical information about the changing planet, and support a wide variety of uses, including mission-planning, mapping and analysis, environmental monitoring, oil and gas exploration, and infrastructure management. Additionally, hundreds of developers are building new applications and machine learning algorithms on DigitalGlobe’s Geospatial Big Data platform and in its recently expanded services business. Each day users depend on DigitalGlobe to better understand the changing planet in order to save lives, resources and time. DigitalGlobe’s principal executive offices are located at 1300 West 120th Avenue, Westminster, Colorado 80234, and its telephone number is 1-303-684-4000.

DigitalGlobe was originally incorporated as EarthWatch on September 30, 1993 under the laws of the State of Colorado and reincorporated in the State of Delaware on August 21, 1995. On August 22, 2002, EarthWatch changed its name to DigitalGlobe, Inc. DigitalGlobe common stock has been listed on the NYSE and traded under the symbol “DGI” since its initial public offering in May 2009. On January 31, 2013, DigitalGlobe completed its acquisition of 100% of the outstanding stock of GeoEye, Inc., a leading provider of geospatial intelligence solutions.

Additional information about DigitalGlobe can be found under its profile on EDGAR at www.sec.gov or its website at www.digitalglobe.com. The information contained in, or that can be accessed through, DigitalGlobe’s website is not intended to be incorporated into this proxy statement/prospectus.

For further information about DigitalGlobe, see the sections entitled “Where You Can Find Additional Information” and “Additional Information about MDA.”

THE MERGER AGREEMENT

The summary of the material provisions of the merger agreement below and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the merger agreement, a copy of which is attached to this proxy statement/prospectus as Annex A. This summary may not contain all of the information about the merger agreement that is important to you. We urge you to read carefully the merger agreement in its entirety as it is the legal document governing the merger.

The merger agreement contains representations and warranties that the parties have made to each other as of specific dates. The assertions embodied in the representations and warranties in the merger agreement were made solely for purposes of the merger agreement and the transactions and agreements contemplated thereby among the parties thereto and may be subject to important qualifications and limitations agreed to by the parties thereto in connection with negotiating the terms thereof. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to shareholders and reports and documents filed with the SEC or SEDAR, and the assertions embodied in the representations and warranties contained in the merger agreement (and summarized below) are qualified by information in disclosure schedules provided by DigitalGlobe to MDA and by MDA to DigitalGlobe in connection with the signing of the merger agreement and by certain information contained in certain of DigitalGlobe’s filings with the SEC and by certain information contained in certain of MDA’s filings with SEDAR. These disclosure schedules and SEC and SEDAR filings contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the merger agreement. In addition, information concerning the subject matter of the representations and warranties may have changed or may change after February 24, 2017 and subsequent developments or new information qualifying a representation or warranty may have been included in this proxy statement/prospectus.

In addition, if specific material facts arise that contradict the representations and warranties in the merger agreement, MDA, Holdings, Merger Sub or DigitalGlobe, as applicable, will disclose those material facts in the public filings that it makes with the SEC and the Canadian securities regulatory authorities in accordance with, and to the extent required by, applicable law. Accordingly, the representations and warranties in the merger agreement and the description of them in this proxy statement/prospectus should not be read alone, but instead should be read in conjunction with the other information contained in the reports, statements and filings MDA, Holdings and DigitalGlobe publicly file with the SEC or SEDAR. Such information can be found elsewhere in this proxy statement/prospectus and in the public filings DigitalGlobe makes with the SEC, as described in the section entitled “Where You Can Find Additional Information.”

The Merger

The merger agreement provides that, upon the terms and subject to conditions of the merger agreement and in accordance with the provisions of the DGCL, at the effective time, Merger Sub will be merged with and into DigitalGlobe and, as a result, the separate existence of Merger Sub will cease, and DigitalGlobe will continue as the surviving corporation.

The closing of the merger will be no later than the fifth business day after satisfaction or waiver of all of the closing conditions set forth in the merger agreement (except for those conditions that by their nature cannot be satisfied until the closing, but subject to the satisfaction or waiver of such conditions), or at such other time as the parties to the merger agreement agree in writing. See the section entitled “The Merger Agreement—Conditions That Must Be Satisfied or Waived for the Merger to Occur.” The merger will become effective on the date and at the time, which we refer to as the effective time, when the certificate of merger has been duly filed with the Secretary of State of the State of Delaware or, subject to the DGCL, such later time as is agreed upon by the parties to the merger agreement and specified in the certificate of merger.

Effects of the Merger on the Governance of MDA, Holdings and the Surviving Corporation

The officers of Merger Sub immediately prior to the effective time will be the initial officers of the surviving corporation. The directors of Merger Sub immediately prior to the effective time will be the directors of the surviving corporation.

At the effective time, the MDA board of directors has agreed to appoint three individuals, whom we refer to as the DigitalGlobe designees, to serve on the MDA board of directors. The DigitalGlobe designees, each of whom must have been serving as a director of the DigitalGlobe board of directors as of February 24, 2017, must be mutually agreed upon in good faith by DigitalGlobe and MDA and be reasonably approved by the Governance and Nominating Committee of the MDA board of directors. MDA will take all actions necessary so that at the effective time, the number of directors that will comprise the entire MDA board of directors will be not more than twelve, including the three DigitalGlobe designees. At the effective time, the MDA board of directors will have three committees, consisting of an Audit Committee, a Human Resources and Management Compensation Committee and a Governance and Nominating Committee, and each committee will include at least one of the DigitalGlobe designees. In lieu of appointing the DigitalGlobe designees to the MDA board at the effective time, such individuals will be nominated for election at the MDA meeting to the MDA board at the effective time.

At the effective time, MDA will cause Holdings to appoint two of the DigitalGlobe designees, as mutually agreed upon in good faith by DigitalGlobe and MDA and reasonably approved by the Governance and Nominating Committee of the MDA board of directors, to serve on the Holdings board of directors, provided such DigitalGlobe designees qualify as an “Outside Director” (as defined in the Security Control Agreement) and satisfy the director requirements set forth in the Security Control Agreement, including without limitation Section 3.01 thereof. MDA and Holdings will take all actions necessary so that at the effective time, the number of directors of the entire Holdings board of directors will be not more than seven, including the two DigitalGlobe designees.

Merger Consideration

At the effective time, by virtue of the merger, each share of DigitalGlobe common stock outstanding immediately prior to the effective time (other than shares of DigitalGlobe common stock held directly or indirectly by MDA, DigitalGlobe or any of their respective subsidiaries and except for shares of DigitalGlobe common stock owned by holders who properly exercise their appraisal rights under the DGCL) will be converted into the right to receive (a) cash in an amount equal to US $17.50, which we refer to as the cash consideration, and (b) 0.3132 of a validly issued, fully paid and non-assessable MDA common share, which we refer to as the stock consideration, and together with the cash consideration, we refer to as the merger consideration.

At the effective time, by virtue of the merger, each share of DigitalGlobe preferred stock issued and outstanding immediately prior to the effective time (other than shares held directly or indirectly by MDA, DigitalGlobe or any of their respective subsidiaries and except for shares of DigitalGlobe preferred stock owned by holders who properly exercise their appraisal rights under the DGCL) will be converted into the right to receive the merger consideration that the holder thereof would have received if such holder, immediately prior to the effective time, had converted such shares into DigitalGlobe common stock.

The merger consideration to be paid for each share of DigitalGlobe common stock and DigitalGlobe preferred stock will be appropriately adjusted if at any time after the date of the merger agreement and prior to the effective time, any change in the outstanding shares of capital stock of MDA or DigitalGlobe occurs by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend with a record date during such period.

At the effective time, all shares of DigitalGlobe common stock and DigitalGlobe preferred stock that are owned directly or indirectly by DigitalGlobe or any DigitalGlobe subsidiary will be cancelled and will cease to exist and no stock of MDA, cash or other consideration will be delivered in exchange for those shares.

At the effective time, all shares of DigitalGlobe common stock that are owned directly or indirectly by MDA or any of the MDA subsidiaries will be converted into one fully paid and non-assessable share of common stock of the surviving corporation.

At the effective time, Holdings will issue to MDA 100,000 shares of the common stock of Holdings and the surviving corporation shall issue to Holdings 100,000 shares of the common stock of the surviving corporation.

DigitalGlobe shareowners will not receive any fractional MDA common shares in the merger and such fractional share interest will not entitle the owner to vote or to have any rights as a holder of any MDA common shares. All fractional shares which a single record holder of shares of DigitalGlobe common stock and/or DigitalGlobe preferred stock would otherwise be entitled to receive will be aggregated. In lieu of any such fractional shares, each holder of shares of DigitalGlobe common stock and/or DigitalGlobe preferred stock who would otherwise be entitled to receive fractional shares will be entitled to receive an amount in cash, without interest, equal to such fractional amount multiplied by the average of the closing sale prices of the MDA common shares on the TSX as reported by The Wall Street Journal for the five trading days immediately preceding the date on which the effective time occurs, converted from Canadian dollars to U.S. dollars using the Bank of Canada’s daily average Canadian dollar-to-U.S. dollar exchange rate for each such trading day.

In addition, with respect to each share of DigitalGlobe common stock and/or DigitalGlobe preferred stock as to which the holder thereof has properly complied with the provisions of Section 262 of the DGCL as to appraisal rights, which we refer to as a “dissenting share,” such holder will be entitled to payment of the appraisal value of the dissenting shares to the extent permitted by and in accordance with the provisions of Section 262 of the DGCL. At the effective time, all dissenting shares will no longer be outstanding and will automatically be canceled and cease to exist and each holder of dissenting shares will cease to have any rights with respect to such dissenting shares, except the right to receive the fair value of the dissenting shares in accordance with Section 262 of the DGCL. Notwithstanding the foregoing, if any holder affirmatively withdraws his, her or its demand for appraisal of such dissenting shares, fails to establish his, her or its entitlement to appraisal rights as provided in the DGCL or takes or fails to take any action the consequence of which is that such holder is not entitled to payment for his, her or its shares under the DGCL, then such holder will forfeit the right to appraisal of such shares and such shares will be deemed to have been converted at the effective time into the right to receive, without interest, the merger consideration. For more information regarding appraisal rights, see the section entitled “The Merger Proposal—Appraisal or Dissenters’ Rights.”

Surrender of DigitalGlobe Shares

Prior to the effective time, MDA and Merger Sub will deposit with the exchange agent cash sufficient to provide all funds necessary for the exchange agent to pay the aggregate cash consideration, and an aggregate number of MDA common shares representing MDA common shares issuable as stock consideration, to the DigitalGlobe shareowners. Further, MDA will make available to the exchange agent, from time to time as needed, additional cash sufficient to pay any dividends and other distributions with respect to unexchanged shares or any payments in lieu of any fractional shares.

Promptly after the effective time, MDA will instruct the exchange agent to mail to each holder of record of DigitalGlobe common stock and/or DigitalGlobe preferred stock a letter of transmittal and instructions for use in effecting the surrender of certificates or book-entry shares (or affidavits of loss in lieu of the certificates) to the exchange agent.

Upon surrender to the exchange agent of eligible shares of DigitalGlobe common stock and DigitalGlobe preferred stock that are certificates, by physical surrender of such certificate (or affidavit of loss in lieu of a certificate), or that are book-entry shares, by book-receipt of an “agent’s message” by the exchange agent in connection with the transfer of book-entry shares, in accordance with the terms of the transmittal materials and instructions, the holder of such certificated or book-entry shares will be entitled to receive in exchange therefor

(a) the number of MDA common shares, in uncertificated, book-entry form, unless a physical certificate is requested, equal to the number of shares of DigitalGlobe common stock and/or DigitalGlobe preferred stock on an as-converted to DigitalGlobe common stock basis represented by such certificated or book-entry shares multiplied by the per share stock consideration and (b) a check in the amount (after giving effect to any required tax withholdings) equal to the number of shares of DigitalGlobe common stock and/or DigitalGlobe preferred stock on an as-converted to DigitalGlobe common stock basis represented by such certificated or book-entry shares multiplied by the cash consideration, and such product plus any cash in lieu of any fractional MDA common shares, dividends and other distributions such holder has the right to receive pursuant to the merger agreement. No interest will be paid or accrued on any cash amount payable upon surrender of the certificates.

If a transfer of ownership of shares of DigitalGlobe common stock and/or DigitalGlobe preferred stock that is not registered in the transfer records of DigitalGlobe occurs or if payment and issuance of the applicable merger consideration or of any cash in lieu of fractional MDA common shares, dividends or other distributions payable pursuant to the terms of the merger agreement are to be made to a person other than the person in whose name the surrendered certificated or book-entry share is registered, then the MDA common shares and a check for any cash to be exchanged upon due surrender of the certificated or book-entry share may be issued to such transferee or other person if the certificated or book-entry share formerly representing such shares of DigitalGlobe common stock and/or DigitalGlobe preferred stock is presented to the exchange agent accompanied by all documents required to evidence and effect such transfer and the person requesting such exchange will pay to the exchange agent in advance any applicable transfer or other taxes required or establish to the satisfaction of the exchange agent that such tax has been paid or is not payable.

If any cash or evidence of shares in book-entry form representing MDA common shares remains unclaimed by DigitalGlobe shareowners for 12 months after the effective time, such cash and evidence of shares will be delivered to MDA upon demand. Any holder of shares of DigitalGlobe common stock and/or DigitalGlobe preferred stock who has not previously complied with the exchange procedures in the merger agreement will thereafter look to MDA for the merger consideration (after giving effect to any required tax withholdings), any cash in lieu of fractional MDA common shares, dividends or other distributions such holder has the right to receive pursuant to the terms of the merger agreement. Any amounts remaining unclaimed by DigitalGlobe shareowners for three years after the effective time, will, to the extent permitted by applicable law, become the property of MDA, free and clear of any liens, claims or interest.

If any certificate representing shares of DigitalGlobe common stock and/or DigitalGlobe preferred stock has been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the person claiming such certificate (and, if required by MDA, the posting by such person of a bond in a reasonable amount as indemnity against any claim that may be made against it with respect to such certificate) the exchange agent will pay such holder an amount (after giving effect to any required tax withholdings) equal to the applicable cash consideration, plus any cash in lieu of any fractional MDA common shares, dividends and other distributions such holder has the right to receive pursuant to the terms of the merger agreement and the exchange agent will deliver the number of MDA common shares equal to the applicable stock consideration, in uncertificated book-entry form.

Each of MDA, Holdings, Merger Sub, the surviving corporation and their respective agents (including the exchange agent) will be entitled to deduct and withhold from the amounts otherwise payable under the merger agreement to any holder of shares of DigitalGlobe common stock, shares of DigitalGlobe preferred stock, options, or restricted stock, such amounts as it is required to deduct and withhold by applicable law. To the extent that amounts are so withheld by MDA, Holdings, Merger Sub, the surviving corporation or any of their respective agents (including the exchange agent), as the case may be, such withheld amounts will be treated for all purposes of the merger agreement as having been paid to the holder of such securities provided such amounts are actually remitted to the applicable governmental entity.

No dividends or other distributions declared or made with respect to MDA common shares with a record date after the effective time will be paid to the holder of any certificated or book-entry share representing shares of DigitalGlobe common stock and/or DigitalGlobe preferred stock with respect to the MDA common shares that such holder would be entitled to receive upon surrender of such DigitalGlobe certificate, until such holder actually surrenders such certificated or book-entry share in accordance with the terms of the merger agreement. Following the surrender of any such certificated or book-entry share, the holder of MDA common shares issued in exchange therefor will be paid, without interest, (a) promptly after the time of surrender, the amount of cash consideration due pursuant to the terms of the merger agreement and cash payable in lieu of fractional MDA common shares to which such holder is entitled and the amount of dividends and other distributions with a record date and payment date after the effective time but prior to such surrender and (b) at the appropriate payment date, the amount of dividends or other distributions with a record date after the effective time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such MDA common shares.

Treatment of DigitalGlobe Stock Options and Other Equity-Based Awards

Options. At the effective time, each option to purchase DigitalGlobe common stock that has been granted or assumed by DigitalGlobe and is outstanding and unexercised immediately prior to the effective time (which we refer to as a “DigitalGlobe option”), whether vested or unvested, will be cancelled in exchange for the right to receive a combination of cash and a number of MDA common shares (which we refer to as the “Option Consideration”), as described below.

The cash component of the Option Consideration for a DigitalGlobe option will equal the positive difference, if any, between (a) the product of (i) the cash consideration ($17.50) and (ii) the number of shares of DigitalGlobe common stock subject to the DigitalGlobe option immediately prior to the effective time less (b) the Total Cash Exercise Price (as defined below). The “Total Cash Exercise Price” with respect to a DigitalGlobe option is the product of (i) the aggregate exercise price of the shares of DigitalGlobe common stock subject to the DigitalGlobe option immediately prior to the effective time and (ii) a fraction, the numerator of which is the cash consideration and the denominator of which is the sum of (A) the cash consideration and (B) the Parent Share Consideration Value (as defined below). The “Parent Share Consideration Value” is the product of the stock consideration (0.3132 of an MDA common share) and the Parent Closing Stock Value. The “Parent Closing Stock Value” is the average of the closing sale prices of the MDA common shares on the TSX for the five trading days ending with the trading day immediately before the closing of the merger, converted from Canadian dollars to U.S. dollars using the Bank of Canada’s daily average Canada/U.S. exchange rate for each such trading day.

The MDA share component of the Option Consideration for a DigitalGlobe option will be a number of MDA common shares equal to (a) the positive difference, if any, between (i) the product of (A) the Parent Share Consideration Value and (B) the number of shares of DigitalGlobe common stock subject to the DigitalGlobe option immediately prior to the effective time less (ii) the aggregate exercise price of the shares of DigitalGlobe common stock subject to the DigitalGlobe option immediately prior to the effective time reduced by the Total Cash Exercise Price, divided by (b) the Parent Closing Stock Value. Any fractional share interest will be settled in cash in accordance with the merger agreement, as described in “The Merger Agreement—Merger Consideration”.

MDA will pay, or will cause the surviving company to pay, on the effective date of the merger, the Option Consideration for a DigitalGlobe option cancelled pursuant to the merger agreement. Such payments will be subject to all applicable tax withholdings and deductions. If the Option Consideration for a particular DigitalGlobe option is zero or a negative number, such option will be cancelled without payment.

Performance-Based RSUs and Vested RSUs. At the effective time, each outstanding restricted stock unit (which we refer to as an “RSU”) granted by DigitalGlobe and denominated in shares of DigitalGlobe common stock (which we refer to as a “DigitalGlobe RSU”) that is subject to unsatisfied performance conditions for a performance period that includes the date of the closing of the merger (which we refer to as a “DigitalGlobe performance-based RSU”), whether vested or unvested, and each DigitalGlobe RSU that is not a DigitalGlobe performance-based RSU and that is vested immediately prior to the effective time, after giving effect to any accelerated vesting in connection with the merger (which we refer to as a “DigitalGlobe vested RSU”), will be cancelled in exchange for the right to receive (a) a cash payment equal to the product of (i) the cash consideration and (ii) the total number of shares of DigitalGlobe common stock subject to such RSU, and (b) a number of MDA common shares equal to the product of (i) the stock consideration and (ii) the total number of shares of DigitalGlobe common stock subject to such RSU. Any fractional share interest will be settled in cash, in accordance with the merger agreement, as described above. MDA will pay, or will cause the surviving company to pay, such consideration on the effective date of the merger. Such payments will be subject to all applicable tax withholdings and deductions.

The number of shares of DigitalGlobe common stock subject to a DigitalGlobe performance-based RSU that, at the effective time, remains subject to one or more unsatisfied performance conditions for a performance period that includes the date on which the effective time occurs will be determined as though such performance conditions were satisfied at the applicable “target” level, except as to any such performance condition based on a relative total stockholder return measure. The number of shares of DigitalGlobe common stock subject to a DigitalGlobe performance-based RSU that, at the effective time, remains subject to an unsatisfied performance condition based on a relative total stockholder return measure for a performance period that includes the date on which the effective time occurs will be determined as though the applicable performance period ended with the trading day immediately preceding the date on which the effective time occurs and using an average of the closing prices for a share of DigitalGlobe common stock for the period of five trading days immediately preceding the date on which the effective time occurs as the value of the DigitalGlobe common stock at the end of such performance period for the purposes of such performance determination.

Unvested Time-Based RSUs. At the effective time, each outstanding DigitalGlobe RSU that is not a DigitalGlobe performance-based RSU and that is not, immediately prior to the effective time and after giving effect to any accelerated vesting in connection with the transaction contemplated by the merger agreement, vested (which we refer to as a “DigitalGlobe unvested time-based RSU”), will be assumed by MDA. Each DigitalGlobe unvested time-based RSU that is assumed by MDA is referred to as a “Converted RSU.” Each Converted RSU will represent the right to receive (a) an amount in cash equal to the product of (i) the cash consideration and (ii) the total number of shares of DigitalGlobe common stock subject to such DigitalGlobe RSU (which we refer to as the “Converted RSU cash consideration”), and (b) a number of MDA common shares equal to the product of (i) the stock consideration and (ii) the total number of shares of DigitalGlobe common stock subject to such DigitalGlobe RSU (which we refer to as the “Converted RSU stock consideration”). Each Converted RSU will be subject to substantially the same terms and conditions as were applicable to such DigitalGlobe RSU immediately before the effective time, except that the Converted RSU will be deemed fully vested upon the effective time as to the Converted RSU cash consideration. MDA will pay, or will cause the surviving company to pay, the Converted RSU cash consideration on the effective date of the merger. Such payments will be subject to all applicable tax withholdings and deductions.

After the effective time, MDA will assume the DigitalGlobe equity plans and the number of MDA common shares available for Converted RSUs under the DigitalGlobe equity plans will be determined by adjusting the number of shares of DigitalGlobe common stock available for such awards under the DigitalGlobe equity plans immediately before the effective time in accordance with the preceding paragraph.

Representations and Warranties

In the merger agreement, DigitalGlobe has made customary representations and warranties regarding, among other topics:

•	due organization, valid existence, good standing, corporate or other entity power and authority, organizational documents and ownership of subsidiaries;

•	capital structure, including in particular the number of shares of DigitalGlobe common stock, shares of DigitalGlobe preferred stock and DigitalGlobe equity-based awards issued and outstanding;

•	the corporate power and authority to execute, deliver and perform its obligations under the merger agreement and to consummate the transactions contemplated by the merger agreement;

•	absence of conflicts with or breaches of its or its subsidiaries’ governing documents or contracts or applicable laws as a result of entering into the merger agreement and the consummation of the merger and the other transactions contemplated by the merger agreement;

•	consents and approvals required in connection with the execution and delivery of the merger agreement or the completion of the merger and the other transactions contemplated by the merger agreement, including required filings with, and the consents and approvals of, governmental entities or third parties in connection with the transactions contemplated by the merger agreement;

•	SEC securities filings (including reports, schedules, forms and other documents) since January 1, 2015, including financial statements contained therein;

•	internal controls (including internal controls over financial reporting);

•	absence of certain changes since September 30, 2016;

•	absence of undisclosed liabilities;

•	accuracy of the information supplied for inclusion in this proxy statement/prospectus;

•	matters related to employee benefit plans;

•	compliance with laws and legal proceedings;

•	intellectual property matters;

•	regulatory matters, international trade laws and government contracts;

•	material contracts;

•	tax matters;

•	environmental matters;

•	DigitalGlobe’s assets;

•	real property matters;

•	insurance matters;

•	labor matters;

•	affiliate transactions;

•	whether DigitalGlobe is an “investment company” or an “investment adviser” under the Investment Company Act of 1940, as amended, or the Investment Advisors Act of 1940, as amended;

•	the Investment Canada Act;

•	recommendations from the DigitalGlobe board of directors and receipt of opinions of financial advisors;

•	brokers’ fees in connection with the transactions contemplated by the merger agreement; and

•	Competition Act (Canada).

In the merger agreement, MDA, Holdings and Merger Sub made customary representations and warranties with respect to MDA, Holdings and Merger Sub, including, among other topics:

•	due organization, valid existence, good standing, corporate or other entity power and authority, organizational documents and ownership of subsidiaries;

•	capital structure, including in particular the number of shares of MDA common shares and equity-based awards issued and outstanding;

•	the corporate power and authority to execute, deliver and perform its obligations under the merger agreement and to consummate the transactions contemplated by the merger agreement;

•	absence of conflicts with or breaches of its or its subsidiaries’ governing documents or contracts or applicable laws as a result of entering into the merger agreement and the consummation of the merger and the other transactions contemplated by the merger agreement;

•	consents and approvals required in connection with the execution and delivery of the merger agreement or the completion of the merger and the other transactions contemplated by the merger agreement, including required filings with, and the consents and approvals of, governmental entities or third parties in connection with the transactions contemplated by the merger agreement;

•	filings (including reports, schedules, forms and other documents) with the applicable Canadian securities regulatory authorities since January 1, 2015, including financial statements contained therein;

•	internal controls (including internal controls over financial reporting);

•	absence of certain changes since September 30, 2016;

•	absence of undisclosed liabilities;

•	accuracy of the information supplied for inclusion in this proxy statement/prospectus and in the management information circular to be provided to MDA shareholders;

•	matters related to employee benefit plans;

•	compliance with laws and legal proceedings;

•	intellectual property matters;

•	international trade laws;

•	material contracts;

•	tax matters;

•	environmental matters;

•	MDA’s assets;

•	insurance matters;

•	financing of the merger, including the debt commitment letter;

•	related party transactions;

•	whether MDA is an “investment company” or an “investment adviser” under the Investment Company Act of 1940, as amended, or the Investment Advisors Act of 1940, as amended;

•	recommendations from the MDA board of directors;

•	brokers’ fees in connection with the transactions contemplated by the merger agreement;

•	ownership and operations of Merger Sub; and

•	the registration of MDA common shares to be issued as stock consideration.

Certain of the representations and warranties in the merger agreement are subject to exceptions or qualifications, including, in certain cases, knowledge qualifications, which means that those representations and warranties would not be deemed untrue or incorrect as a result of matters of which certain executives of the party making the representation did not have actual knowledge after reasonable inquiry, and materiality or material adverse effect qualifications.

Material Adverse Effect

Certain of the representations and warranties in the merger agreement are subject to materiality or material adverse effect qualifications (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct is material or would result in a material adverse effect).

Under the merger agreement, a material adverse effect with respect to any person is generally defined as any fact, circumstance, effect, change, event or development that materially adversely affects the business, assets, liabilities, properties, financial condition or results of operations of such person and its subsidiaries, taken as a whole. No effect (by itself or when aggregated or taken together with any and all other effects), directly or indirectly resulting from, arising out of, attributable to, or related to any of the following will be deemed to be or constitute a material adverse effect, and no effect (by itself or when aggregated or taken together with any and all other such effects) directly or indirectly, resulting from, arising out of, attributable to, or related to any of the following shall be taken into account when determining whether a material adverse effect has occurred or may, would or could occur (except the effect of the changes described in the first, second, third, fourth, fifth and eighth bullets below will not be excluded to the extent they disproportionately adversely affect such person and its subsidiaries, taken as whole, as compared to other persons that conduct business in the countries and regions in the world and in the industries in which such person and its subsidiaries conduct business):

•	general economic conditions (or changes in such conditions) in the United States, Canada or any other country or region in the world, or conditions in the global economy generally;

•	conditions (or changes in such conditions) in the securities markets, credit markets, currency markets or other financial markets in the United States, Canada or any other country or region in the world, including (a) changes in interest rates in the United States, Canada or any other country or region in the world and changes in exchange rates for the currencies of any countries and (b) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States, Canada or any other country or region in the world;

•	conditions (or changes in such conditions) in the industries in which such person and its subsidiaries conduct business;

•	political conditions (or changes in such conditions) in the United States, Canada or any other country or region in the world or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States, Canada or any other country or region in the world;

•	earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, or weather conditions in the United States, Canada or any other country or region in the world;

•	the announcement of the merger agreement or the pendency or consummation of the transactions contemplated hereby;

•	any actions taken or failure to take action, in each case, to which MDA or DigitalGlobe has requested; or compliance with the terms of, or the taking of any action expressly permitted or required by, the merger agreement; or the failure to take any action prohibited by the merger agreement;

•	changes in the law or other legal or regulatory conditions, or the interpretation thereof, or changes in U.S. GAAP, IFRS or other accounting standards (or the interpretation thereof), or that result from any action taken for the purpose of complying with any of the foregoing;

•	any changes in stock price or the trading volume or any failure to meet any public estimates or expectations of revenue, earnings or other financial performance or results of operations for any period, or any failure to meet any internal budgets, plans or forecasts of revenues, earnings or other financial performance or results of operations (it being understood that the facts or occurrences giving rise to or contributing to such changes or failures may constitute, or be taken into account in determining whether there has been or will be, a material adverse effect); or

•	any legal proceedings made or brought by any of the current or former stockholders on their own behalf or on behalf of such person against DigitalGlobe, MDA, Holdings, Merger Sub or any of their directors or officers, arising out of the merger or in connection with any other transactions contemplated by the merger agreement.

A “material adverse effect” also includes any fact, circumstance, effect, change, event or development that materially adversely affects the ability of such person and its subsidiaries to consummate the transactions contemplated by the merger agreement.

The representations and warranties contained in the merger agreement, or in any instrument delivered pursuant thereto and any rights arising out of any breach of such representations and warranties will not survive the effective time.

Covenants Regarding Conduct of Business by DigitalGlobe Pending the Merger

Except as required or permitted by the merger agreement, required by applicable law, or consented to in writing by MDA (which consent may not be unreasonably withheld, conditioned or delayed), from the date of the merger agreement until the earlier of the effective time or the termination of the merger agreement with certain exceptions, DigitalGlobe has agreed to, and to cause each of its subsidiaries to:

•	conduct its business in all material respects in the ordinary course of business consistent with past practice; and

•	use its reasonable best efforts to preserve intact its business organization and goodwill and the business organization and goodwill of its subsidiaries, to maintain its rights, franchises, licenses and other authorizations issued by governmental entities, to keep available the services of current officers and employees and preserve and maintain existing relations with customers, suppliers, officers, employees and creditors of DigitalGlobe and its subsidiaries.

In addition, except as required or permitted by the merger agreement, required by applicable law, or consented to in writing by MDA (which consent may not be unreasonably withheld, conditioned or delayed), from the date of the merger agreement until the earlier of the effective time or the termination of the merger agreement with certain exceptions, DigitalGlobe has agreed not to, and to cause each of its subsidiaries not to:

•	subject to certain exceptions, directly or indirectly, incur or commit to any capital expenditures, other than capital expenditures and obligations or liabilities incurred or committed to in an amount not materially greater in the aggregate than, and during the same calendar quarter set forth in, 110% of DigitalGlobe’s current capital budget, as provided in the merger agreement;

•	amend its certificate of incorporation or bylaws or similar organizational documents;

•	declare, set aside or pay any dividend or other distribution, whether payable in cash, stock or any other property or right, with respect to its capital stock, other than dividends and distributions by a direct or indirect subsidiary to DigitalGlobe or another subsidiary (such dividends to be made, in proportion to the ownership thereof and consistent with past practice in the case of a distribution by a less than wholly owned direct or indirect subsidiary) and other than dividends provided for in the DigitalGlobe certificate of designation and paid by DigitalGlobe consistent with past practice;

•	adjust, split, combine, consolidate, subdivide or reclassify any of its capital stock, other equity interests or voting securities or securities convertible into or exchangeable or exercisable for capital stock or other equity interests or voting securities or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock, other equity interests or voting securities;

•

repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock or voting securities of, or equity interests in, DigitalGlobe or any of its subsidiaries or any securities of DigitalGlobe or any of its subsidiaries convertible into or exchangeable or exercisable for capital stock or voting securities of, or equity interests in, DigitalGlobe or any of its subsidiaries, or any warrants, calls, options or other rights to acquire any such capital stock, securities or interests, other than (a) the withholding or acquisition of shares of DigitalGlobe common stock to satisfy tax obligations or any applicable exercise or purchase price with respect to awards granted pursuant to the DigitalGlobe equity plans or (b) the acquisition by DigitalGlobe of awards granted pursuant to the DigitalGlobe equity plans in connection with the termination or forfeiture of such awards in accordance with the terms of such awards;

•	issue, deliver, sell, grant, pledge or otherwise encumber or subject to any lien (a) any shares of capital stock of DigitalGlobe or any of its subsidiaries (other than shares of DigitalGlobe common stock issued upon conversion of DigitalGlobe preferred stock in accordance with the terms of the DigitalGlobe certificate of designation), (b) any other equity interests or voting securities of DigitalGlobe or any of its subsidiaries, (c) any securities convertible into or exchangeable or exercisable for capital stock or voting securities of, or other equity interests in, DigitalGlobe or any of its subsidiaries, (d) any warrants, calls, options or other rights to acquire any capital stock or voting securities of, or other equity interests in, DigitalGlobe or any of its subsidiaries, any rights issued by DigitalGlobe or any of its subsidiaries that are linked in any way to the price of any class of DigitalGlobe capital stock or any shares of capital stock of any DigitalGlobe subsidiary, the value of DigitalGlobe, any DigitalGlobe subsidiary or any part of DigitalGlobe or any DigitalGlobe subsidiary or any dividends or other distributions declared or paid on any shares of capital stock of DigitalGlobe or any of its subsidiaries or (e) any debentures, bonds, notes or other indebtedness of DigitalGlobe having the right to vote (or convertible into, or exchangeable for, securities having the right to vote), in each case other than the issuance of shares of DigitalGlobe common stock upon the exercise of DigitalGlobe options and the payment of DigitalGlobe restricted stock units outstanding on the date of the merger agreement and in accordance with their terms and any grants, pledges, encumbrances or liens with respect to DigitalGlobe’s existing credit facility;

•	do any of the following other than, in each case, in the ordinary course of business consistent with past practice, as required to comply with applicable law, as contemplated, permitted or required by the merger agreement, or as required by the existing terms of any DigitalGlobe benefit plan: (a) grant any increase in the compensation or benefits payable or to become payable by DigitalGlobe or any of its subsidiaries to any former or current director or executive officer of DigitalGlobe or any of its subsidiaries, (b) grant any increase in the compensation or benefits payable or to become payable by DigitalGlobe or any of its subsidiaries to any former or current non-executive officer or employee of DigitalGlobe or any of its subsidiaries, (c) grant any additional rights to severance or termination pay to, or enter into any severance agreement with, any former or current director, officer or employee of DigitalGlobe or any of its subsidiaries, (d) establish, adopt, enter into, amend or terminate any bonus, profit sharing, thrift, pension, retirement, deferred compensation, employment, termination or severance plan, agreement, trust, fund, policy or other benefit arrangement as to any such former or current director, officer or employee of DigitalGlobe or any of its subsidiaries, or (e) accelerate the vesting or payment of compensation or benefits under any DigitalGlobe benefit plan. However, the foregoing restrictions in this bullet shall not restrict DigitalGlobe or any of its subsidiaries from entering into or making available to newly hired employees or to other employees (in the context of promotions based on job performance or workplace requirements, in each case in the ordinary course of business) plans, agreements, benefits and compensation arrangements (including incentive grants) that have a value that is consistent with the past practice of making compensation and benefits available to newly hired or promoted employees in similar positions;

•	make any material change to its methods of accounting, except in accordance with changes in U.S. GAAP as concurred to by DigitalGlobe’s independent auditors;

•

acquire by merging or consolidating with, by purchasing an equity interest in or a material portion of the business of, or by any other manner, any person or other business organization (other than any wholly owned subsidiary of DigitalGlobe), division or business of such person or any assets if the aggregate amount of the consideration paid or transferred by DigitalGlobe and its subsidiaries in connection with such transaction and all other such transactions after the date of the merger agreement would exceed, individually or in the aggregate, $10 million or if such transaction would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the merger or any of the other transactions contemplated by the merger agreement;

•	sell, lease, license (except in the ordinary course of business), mortgage, sell and leaseback, exchange, transfer, pledge, hypothecate, grant any security interest in, or otherwise subject to any other lien (other than certain permitted liens) or otherwise dispose of, or agree to do any of the foregoing with respect to, any of DigitalGlobe’s assets or any interests therein that individually have a fair market value in excess of $10 million, in the aggregate have a fair market value in excess of $25 million, or are otherwise material, individually or in the aggregate, to DigitalGlobe;

•	incur any indebtedness, except for (a) indebtedness incurred in the ordinary course of business pursuant to existing letters of credit or DigitalGlobe’s existing credit facility not to exceed $25 million in the aggregate, (b) indebtedness in replacement of existing indebtedness, (c) guarantees by DigitalGlobe of existing indebtedness of any of its wholly-owned subsidiaries, (d) letters of credit regarding performance bonds, refund bonds or bid bonds or (e) intercompany debt;

•	make any loans, advances or capital contributions to, or investments in, any other person (other than to wholly-owned subsidiaries of DigitalGlobe, or by such subsidiaries to DigitalGlobe or other subsidiaries wholly owned by DigitalGlobe) exceeding $10 million in the aggregate;

•	except in the ordinary course of business and except as set forth in the following bullet, pay, discharge or satisfy any material claims (including claims of stockholders), liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) where such payment, discharge or satisfaction would require any material payment except for the payment, discharge or satisfaction of liabilities or obligations in accordance with the terms of DigitalGlobe’s benefit plans and material contracts made available to MDA as in effect on the date of the merger agreement or the repayment of intercompany debt;

•	compromise, settle, grant any waiver or release relating to any litigation, other than settlements or compromises of litigation where the aggregate amount paid or to be paid does not exceed $2.5 million for any individual claim or series of related claims, or $10 million in the aggregate for all claims;

•	engage in any transaction (except (a) pursuant to agreements in effect at the time of the merger agreement and disclosed in DigitalGlobe’s disclosure letter and (b) as otherwise permitted by certain terms of the merger agreement), or enter into or materially amend any agreement, arrangement, or understanding, directly or indirectly, with any of DigitalGlobe’s affiliates;

•	adopt or change any material method of tax accounting;

•	make or change any material tax election, except as consistent with past practice;

•	make a material amendment to any tax return;

•	surrender any right to claim a material refund or offset of any taxes;

•	make a request for a material tax ruling, enter into a closing agreement with respect to or settle or compromise any material tax liability;

•	adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of DigitalGlobe or any of its subsidiaries (other than the merger) or any agreement relating to an acquisition proposal with respect to DigitalGlobe, except as otherwise provided for in the no solicitation covenants described in the section entitled “The Merger Agreement—No Solicitation” below;

•	enter into or amend any contract, if such contract or amendment would reasonably be expected to prevent, materially impede, or materially delay the consummation of the merger;

•	enter into or amend any material contract that would materially restrain, limit or impede DigitalGlobe’s or any of its subsidiaries’ ability to compete with or conduct any business or line of business, including geographic limitations on DigitalGlobe’s or any of its subsidiaries’ activities;

•	(a) terminate or cancel any material contract (other than the non-renewal of existing material contract and other than the termination or cancellation of material contracts in the ordinary course of business) or (b) enter into or amend any contract that, if entered into on the date of the merger agreement, would have been a material contract, unless in the case of this clause (b), (i) such contract is entered into in the ordinary course of business, consistent with past practice and (ii) such contract, or in the case of an amendment, such amendment, does not require DigitalGlobe or any of its subsidiaries to make payments in excess of $20 million over the term of such contract;

•	except in the ordinary course of DigitalGlobe’s or its subsidiaries’ business consistent with past practice, (a) grant, agree to grant to any person, or dispose of or permit to lapse any rights to any material intellectual property, or disclose or agree to disclose to any person, other than representatives of MDA, any material trade secret, or (b) compromise, settle or agree to settle, or consent to judgment in, any one or more actions or institute any action concerning any material intellectual property;

•	enter into an agreement, contract, commitment or arrangement to do any of the foregoing; or

•	take any action which would cause MDA to be treated as a domestic corporation for U.S. federal income tax purposes pursuant to Section 7874(b) of the Code after the consummation of the merger as a result of the merger.

Covenants Regarding Conduct of Business by MDA, Holdings and Merger Sub Pending the Merger

Except as required or permitted by the merger agreement, required by applicable law, or consented to in writing by DigitalGlobe (which consent may not be unreasonably withheld, delayed or conditioned), from the date of the merger agreement until the earlier of the effective time or the termination of the merger agreement with certain exceptions, MDA has agreed to, and to cause each of its subsidiaries to:

•	conduct its business in all material respects in the ordinary course consistent with past practice;

•	use reasonable best efforts to preserve intact its business organization and goodwill and business organization and goodwill of its subsidiaries and maintain its rights, franchises, licenses and other authorizations issued by governmental entities, to keep available the services of their current officers and employees and preserve and maintain existing relations with customers, suppliers, officers, employees and creditors of MDA and its subsidiaries; and

•	use reasonable best efforts to continue to, in consultation with the Government of Canada and its key stakeholders, execute its United States access strategy, which will include further restructuring of all or part of MDA’s corporate and operating structure so that the ultimate parent of DigitalGlobe and Holdings is incorporated in the United States by the end of 2019, subject to customary approvals.

In addition, except as required or permitted by the merger agreement, required by applicable law, or consented to in writing by DigitalGlobe (which consent may not be unreasonably withheld, delayed or conditioned), from the date of the merger agreement until the earlier of the effective time or the termination of the merger agreement with certain exceptions, MDA and Holdings have agreed not to, and to cause each of their subsidiaries not to:

•	amend MDA’s notice of articles or MDA’s articles or adopt any material change in comparable similar organizational documents of the subsidiaries of MDA that would adversely affect the consummation of the merger or the other transactions contemplated by the merger agreement;

•	declare, set aside or pay any dividend or other distribution, whether payable in cash, stock or any other property or right, with respect to its capital stock, other than the payment by MDA of quarterly cash dividends on MDA common shares consistent with past practice at a rate not to exceed a quarterly rate of CAD $0.37 per share and dividends and other than distributions by a direct or indirect subsidiary to MDA or another subsidiary;

•	adjust, split, combine, consolidate, subdivide or reclassify any of its capital stock, other equity interests or voting securities or securities convertible into or exchangeable or exercisable for capital stock or other equity interests or voting securities or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock, other equity interests or voting securities;

•	repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock or voting securities of, or equity interests in, MDA or any of its subsidiaries or any securities of MDA or any of its subsidiaries convertible into or exchangeable or exercisable for capital stock or voting securities of, or equity interests in, MDA or any of its subsidiaries, or any warrants, calls, options or other rights to acquire any such capital stock, securities or interests, other than (a) the withholding of shares of MDA common shares to satisfy tax obligations with respect to awards granted pursuant to MDA’s equity plans, (b) the acquisition by MDA of awards granted pursuant to MDA’s equity plans in connection with the termination or forfeiture of such awards or (c) the acquisition, redemption or repurchase or cash settlement by MDA or any MDA subsidiary of its obligations under any awards granted pursuant to MDA’s equity plans;

•	issue, deliver, sell, grant, pledge or otherwise encumber or subject to any lien (a) any shares of capital stock of MDA or any of its subsidiaries, (b) any other equity interests or voting securities of MDA or any of its subsidiaries, (c) any securities convertible into or exchangeable or exercisable for capital stock or voting securities of, or other equity interests in, MDA or any of its subsidiaries, (d) any warrants, calls, options or other rights to acquire any capital stock or voting securities of, or other equity interests in, MDA or any of its subsidiaries or (e) any debentures, bonds, notes or other indebtedness of MDA having the right to vote (or convertible into, or exchangeable for, securities having the right to vote), in each case other than (i) the issuance of shares of MDA common shares in connection with the conversion or vesting of MDA equity awards outstanding as of the date of the merger agreement or MDA equity awards issued after the date of the merger agreement in the ordinary course of business consistent with past practice, or the issuance of MDA equity awards in the ordinary course of business consistent with past practice pursuant to any MDA equity plans sponsored or maintained by MDA, (ii) the issuance by a wholly owned subsidiary of MDA of such subsidiary’s capital stock or other equity interests to MDA or any other wholly owned subsidiary of MDA; (iii) any grants, pledges, encumbrances or liens with respect to MDA’s existing credit facility or the MDA Note Purchase Agreement, (iv) sales of MDA common shares in a public offering for cash consideration if the number of shares of MDA common shares so issued does not exceed in the aggregate 10% of the issued and outstanding MDA common shares as of the date of the merger agreement, (v) issuances of MDA common shares as consideration in an acquisition, by merger or otherwise, of assets or any person, subject to compliance with certain other terms of the merger agreement, and (vi) issuances of MDA common shares for cash consideration in connection with (A) the repayment of any indebtedness of DigitalGlobe and its subsidiaries or (B) any financing in connection with the consummation of the transactions contemplated by the merger agreement;

•	make any material change to its methods of accounting, except in accordance with changes in IFRS as concurred to by MDA’s independent auditors;

•	adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of MDA or Holdings (other than the merger and other than as required or permitted by MDA’s interim covenant to execute its United States access strategy, which will include further restructuring of all or part of MDA’s corporate and operating structure so that the ultimate parent of DigitalGlobe and Holdings is incorporated in the United States by the end of 2019, subject to customary approvals);

•	except as would not or would not reasonably be expected to prevent, materially impede or materially delay the consummation of the merger, adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization with respect to any subsidiary of MDA (other than the merger);

•	except as would not or would not reasonably be expected to prevent, materially impede or delay the consummation of the merger, acquire by merger or otherwise, any assets or securities of any person (other than another wholly owned subsidiary of MDA or Holdings) or any portion of the business or property of any entity or merge, consolidate or enter into any other business combination transaction with any person (other than another wholly owned subsidiary of MDA or Holdings);

•	enter into an agreement, contract, commitment or arrangement to do any of the foregoing; and

•	take any action which would cause MDA to be treated as a domestic corporation for U.S. federal income tax purposes pursuant to Section 7874(b) of the Code after the consummation of the merger as a result of the merger.

No Solicitation

DigitalGlobe and MDA have agreed to, and to cause each of their respective subsidiaries to, use their reasonable best efforts to cause their respective directors, officers, employees, accountants, auditors, consultants, legal counsel, advisors (including financial advisors), agents and other representatives, which we refer to collectively as “representatives,” to:

•	immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any person (other than the parties to the merger agreement) in connection with any actual or potential acquisition proposal that exists as of the date of the merger agreement; and

•	promptly request and use their commercially reasonable efforts to obtain (it being understood that such efforts shall not require DigitalGlobe to engage in litigation), pursuant to its contract rights, the return or destruction of confidential information previously furnished to any third person with whom discussions or negotiations have been terminated on, prior to or subsequent to the date of the merger agreement.

DigitalGlobe and MDA have agreed not to, and to cause their subsidiaries not to, and to use their reasonable best efforts to cause their respective representatives not to:

•	initiate, solicit, knowingly facilitate or knowingly encourage (including by furnishing or providing information) any inquiries, proposals or offers with respect to, or the making of, any proposal or offer that constitutes, or could reasonably be expected to lead to, an acquisition proposal;

•	enter into, participate or engage in, or continue, any discussions or negotiations with respect to any acquisition proposal, or any inquiry or indication of interest that could reasonably be expected to lead to an acquisition proposal;

•	furnish or provide any non-public information regarding DigitalGlobe or its subsidiaries, or MDA or its subsidiaries, as applicable, or provide access to its properties, assets or employees in response to any acquisition proposal, or any inquiry or indication of interest that could reasonably be expected to lead to an acquisition proposal;

•	approve or recommend to its shareholders or shareowners, as applicable, any acquisition proposal; and

•	execute or enter into, any letter of intent, agreement in principle or any other contract contemplating or otherwise relating to an acquisition proposal (except an acceptable confidentiality agreement as provided for in the merger agreement).

Notwithstanding the foregoing, prior to the approval and adoption of the merger agreement by the DigitalGlobe shareowners, in the case of DigitalGlobe, or prior to the time the MDA shareholders approve the issuance of the MDA common shares in connection with the merger agreement, in the case of MDA, if either of MDA or DigitalGlobe, any of their respective subsidiaries or any of such person’s representatives receives a bona fide written acquisition proposal that did not result from a material violation of the foregoing restrictions and such party’s board of directors has determined in good faith, after consultation with its outside legal counsel and independent financial advisors, that such acquisition proposal is, or could reasonably be expected to lead to a superior proposal, and after consultation with its outside counsel, such party’s board of directors has determined in good faith that the failure to take such action would be inconsistent with its fiduciary duties under applicable law, then such party may:

•	enter into, participate or engage in discussion or negotiations with the person making such acquisition proposal; and

•	furnish or provide non-public information regarding such party or its subsidiaries or provide access to its properties, assets or employees to the person making such acquisition proposal.

Prior to any party providing any non-public information to such person, such party will have entered into an acceptable confidentiality agreement with such person, which agreement may not contain provisions that prevent such party from complying with its no solicitation covenants under the merger agreement. In addition, such party will substantially concurrently provide to the other party any information concerning such party or its subsidiaries provided to any other person in connection with an acquisition proposal that was not previously provided or made available to the other party.

Each of MDA and DigitalGlobe, as applicable, will advise the other party in writing within 24 hours of the receipt of (a) any acquisition proposal and (b) any request for material non-public information relating to such party or any of its subsidiaries, and any inquiry or request for discussions or negotiations with such party or any of its representatives, in each case relating to an acquisition proposal or which could reasonably be expected to lead to an acquisition proposal. In addition, each of MDA and DigitalGlobe, as applicable, must provide the other party, within such 24 hour time period, the identity of each person that makes an acquisition proposal or request and a copy of any such acquisition proposal or request. Each of MDA and DigitalGlobe, as applicable, is also required to keep the other party informed on a reasonably prompt basis of the status of any such acquisition proposal or request (including the identity of the third party, the price involved and any material change to the material terms and conditions thereof), and provide the other party as promptly as reasonably practicable (and in any event within 24 hours), copies of all correspondence and other written material sent to or received from the third parties in connection with such acquisition proposal or request. For purposes of this paragraph only, the term “acquisition proposal” with respect to MDA will be changed such that all references to 20% will be changed to 50%.

For purposes of this proxy statement/prospectus, “acquisition proposal” means, with respect to either MDA or DigitalGlobe, any contract, proposal, offer or indication of interest relating to any transaction or series of related transactions involving (a) any merger, amalgamation, share exchange, recapitalization, consolidation, liquidation or dissolution involving such party the business of which constitutes 20% or more of such party’s consolidated net revenue or earnings before interest, taxes, depreciation and amortization for the preceding twelve months; (b) any direct or indirect acquisition (by asset purchase, stock purchase, merger, or otherwise) by any person or “group” (as defined under Section 13(d) of the U.S. Exchange Act) of any business or assets of such party or any of its subsidiaries (including capital stock of or ownership interest in any subsidiary) that generated 20% or more of such party’s consolidated net revenue or earnings before interest, taxes, depreciation and amortization for the preceding twelve months, or any license, lease or long-term supply agreement having a similar economic effect; or (c) any direct or indirect acquisition of beneficial ownership (as defined under Section 13(d) of the U.S. Exchange Act) by any person or “group” of 20% or more of the voting stock of such party or any tender or exchange offer that, if consummated, would result in any person or group beneficially owning 20% or more of the voting stock of such party; provided, however, in the case of MDA only, that a proposal to issue up to 40% of the outstanding MDA common shares as of the date of such proposal as consideration in an acquisition, by merger or otherwise, of assets or any person, will not be deemed to be an acquisition proposal with respect to MDA.

For the purposes of this proxy statement/prospectus, “superior proposal” means, with respect to either MDA or DigitalGlobe, an unsolicited, bona fide written offer by any person or “group” to acquire, directly or indirectly, substantially all of the businesses or assets of such party, or a majority of such party’s common shares or common stock, as applicable, in each case whether by way of merger, amalgamation, share exchange, tender offer, exchange offer, recapitalization, consolidation, sale of assets or otherwise, that, such party’s board of directors determines, in good faith, after taking into account relevant legal, financial, regulatory, estimated timing of consummation and other aspects of such proposal and the person or group making such proposal, would, if consummated in accordance with its terms, result in a transaction more favorable, from a financial point of view, to such party’s shareowners or shareholders, as applicable, than the merger.

Board Recommendation

Prior to the approval and adoption of the merger agreement by the DigitalGlobe shareowners, in the case of DigitalGlobe, or prior to the time the MDA shareholders approve the issuance of the MDA common shares in connection with the merger agreement, in the case of MDA, each party’s board of directors, in the case of an acquisition proposal, may make a change in recommendation or, in the case of DigitalGlobe only, terminate the merger agreement if it determines in good faith, after consultation with its outside legal counsel and independent financial advisors, that such acquisition proposal constitutes a superior proposal and the failure of such party’s board of directors to take such action would be inconsistent with the directors’ fiduciary duties under applicable law. However, each party’s board of directors may not make such change in recommendation or, in the case of DigitalGlobe only, terminate the merger agreement unless prior to taking such action:

•	such party has given the other party written notice, which notice will (a) include a copy of the proposed transaction agreements, (b) specify the material terms and conditions of the superior proposal not reflected by such agreements (including the identity of the person making the superior proposal), and (c) inform the other party that it intends to make a change in recommendation at the end of the period described in the bullet below;

•	for at least four business days after receipt of such notice referred to in the bullet immediately above, such party has negotiated and used its reasonable best efforts to cause its representatives to negotiate, in good faith with the other party (to the extent the other party wishes to negotiate) with respect to any revisions of the terms of the merger agreement proposed by the other party; and

•	at the end of the period referred to in the bullet immediately above, such party’s board of directors has determined in good faith, after consultation with its outside legal counsel and independent financial advisors that such acquisition proposal remains a superior proposal and that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law, after taking into account any proposed binding changes to the terms and conditions of the merger agreement proposed by the other party.

In the event of any amendment to the financial terms or other material terms of an acquisition proposal, the party that received the acquisition proposal will be required to deliver a new written notice to the other party and to comply with the requirements of merger agreement with respect to such new written notice.

In addition, prior to the approval and adoption of the merger agreement by the DigitalGlobe shareowners, in the case of DigitalGlobe, or prior to the time the MDA shareholders approve the issuance of the MDA common shares in connection with the merger agreement, in the case of MDA, each party’s board of directors, in the absence of an acquisition proposal and solely in response to an intervening event, may make a change in recommendation if it determines in good faith, after consultation with its outside legal counsel and independent financial advisors, that the failure of such party’s board of directors to take such action in response to such intervening event would be inconsistent with the directors’ fiduciary duties under applicable law. However, each party’s board of directors may not make such change in recommendation unless prior to taking such action:

•	such party’s board of directors has given the other party written notice, which notice will include a detailed description of the intervening event and inform the other party that such party intends make a change in recommendation at the end of the period described in the bullet below;

•	for at least four business days after receipt of such notice referred to in the bullet immediately above, such party has negotiated and used its reasonable best efforts to cause its representatives to negotiate, in good faith with the other party (to the extent the other party wishes to negotiate) with respect to any revisions to the terms of the merger agreement proposed by such party; and

•	at the end of the period referred to in the bullet immediately above, such party’s board of directors has considered in good faith any changes to the merger agreement proposed in writing by the other party and has determined in good faith, after consultation with its outside legal counsel and independent financial advisors, that notwithstanding such proposed changes, the failure to take such action in response to an intervening event would be inconsistent with the directors’ fiduciary duties under applicable law.

Nothing in the merger agreement prohibits DigitalGlobe or MDA or their respective boards of directors from complying with, in the case of DigitalGlobe, Rule 14e-2(a) and Rule 14d-9 promulgated under the U.S. Exchange Act or, in the case of MDA, National Instrument 62-104 – Take-Over Bids and Issuer Bids of the Canadian securities regulatory authorities; provided, however, that each party will not, except as expressly permitted by the merger agreement, make a change in recommendation in any disclosure document or communication filed or publicly issued or made in conjunction with the compliance with such requirements.

For purposes of this proxy statement/prospectus, an “intervening event” means, with respect to either MDA or DigitalGlobe, any material event, development or circumstance that was not known to such parties board of directors on the date of the merger agreement (or if known, the consequences of which were not known or reasonably foreseeable by the board of directors on the date of the merger agreement), which event or circumstance, or any material consequences thereof, becomes known to such parties board of directors prior to obtaining the requisite shareowner or shareholder approval, as applicable; provided, however, that in no event will the receipt, existence or terms of an acquisition proposal or any matter relating thereto or consequence thereof constitute an intervening event.

For purposes of this proxy statement/prospectus, a “change in recommendation” means, with respect to either MDA or DigitalGlobe:

•	any failure to make, or any change, qualification, withholding, withdrawal or modification, in a manner adverse to the other party, of such party’s board of directors’ recommendation that (a) in the case of MDA, the MDA shareholders vote in favor of the issuance of the MDA common shares in connection with the merger agreement or (b) in the case of DigitalGlobe, the DigitalGlobe shareowners vote in favor of approving the merger agreement;

•	a failure to recommend against acceptance of any tender offer or exchange offer for the shares of such party’s common stock or common shares, as applicable, within 10 business days after commencement of any such offer;

•	adopting, approving or recommending or publicly proposing to approve or recommend an acquisition proposal or any letter of intent, agreement in principal, acquisition agreement or similar contract relating to an acquisition proposal; or

•	resolving to take any of the actions described above.

DigitalGlobe Financing Cooperation

Prior to the closing of the merger, DigitalGlobe will, and will cause each of its affiliates and representatives to use reasonable best efforts to provide all cooperation reasonably requested by MDA that is customary in connection with the arrangement of any debt financing for transactions that are substantially similar to the transactions contemplated by the merger agreement, which reasonable best efforts will include:

•	providing the debt commitment parties the information with respect to the business, operations and financial condition of DigitalGlobe or its subsidiaries and certain specified financial statements of DigitalGlobe and its subsidiaries required to be furnished to such parties by the terms of the merger agreement;

•	participating in a reasonable number of meetings, drafting sessions, road shows, rating agency presentations and due diligence sessions and sessions with rating agencies at times and locations mutually agreed upon and reasonably coordinated in advance of such event;

•	assisting upon request in the preparation of, and providing information to assist MDA in preparing, pro forma financial statements and financial projections;

•	furnishing to MDA for distribution to the debt commitment parties, as promptly as practicable following such request, pertinent information regarding DigitalGlobe’s assets and operations as is customary in connection with the debt financing of the amounts set forth in the debt commitment letters, including an offering of senior notes as contemplated by the debt commitment letters (the “debt financing”), including providing, as promptly as practicable following such request, monthly financial and operating data relating to DigitalGlobe’s assets and operations that is reasonably requested by MDA;

•	assisting MDA and the debt commitment parties, upon request, in the preparation of (a) a customary offering document for any of the debt financing” (including assistance with preparation of a customary offering document for a senior notes offering); (b) materials for rating agency presentations and (c) similar documents required in connection with the debt financing;

•	taking all corporate actions, subject to the closing of the merger, reasonably requested by MDA to permit the consummation of the debt financing and to permit such proceeds to be made available to MDA;

•	facilitating and assisting the appropriate authorized representatives of DigitalGlobe on and as of the closing date to execute and deliver any pledge and security documents, definitive financing documents or other certificates or documents as may be reasonably requested by MDA or otherwise facilitating the pledging of collateral for delivery at the consummation of the debt financing on and as of the closing of the merger; provided that the effectiveness of any such pledges (or delivery of stock certificates) or documents will be subject to the occurrence of the closing of the merger;

•	providing, if requested by MDA, customary authorization letters to the debt commitment parties authorizing the distribution of information to prospective lenders;

•	cooperating reasonably with the debt commitment parties’ due diligence, to the extent customary and reasonable;

•	obtaining accountant’s comfort letters reasonably requested by MDA and customary for financings similar to the debt financing;

•	obtaining customary payoff letters, lien terminations and releases and instruments of discharge to be provided at the closing of the merger providing for the payoff, discharge and termination on the closing date of all indebtedness and release of liens contemplated by the repayment or refinancing of such indebtedness to be paid off, discharged and terminated on the closing date; and

•	providing at least five business days prior to the closing of the merger, all documentation and other information about DigitalGlobe and each of its subsidiaries as is reasonably requested in writing by MDA which relates to applicable “know your customer” and anti-money laundering rules and regulations including without limitation the USA PATRIOT Act to the extent requested at least nine business days prior to the closing of the merger (or at such times as will reasonably allow DigitalGlobe to comply with such request).

Notwithstanding the foregoing, nothing in the merger agreement will require any such cooperation to the extent that it would:

•	unreasonably interfere with the business or operations, or conflict with applicable law or the organizational documents, of DigitalGlobe or its subsidiaries;

•	require a person that is a director of DigitalGlobe or its subsidiaries at any time prior to the closing date to take any action to approve the debt financing in their capacity as a pre-closing director;

•	make effective prior to the closing date any written agreement of DigitalGlobe or its subsidiaries or any of their affiliates or representatives with respect to the debt financing (other than with respect to certain authorization letters described in the merger agreement);

•	require DigitalGlobe or any of its subsidiaries or their respective affiliates, officers, directors, employees, shareowners and representatives to pay any commitment or other similar fee; or

•	require DigitalGlobe or any of its subsidiaries or their respective affiliates, officers, directors, employees, shareowners and representatives to incur any cost or expense, except to the extent such cost or expense (a) is reimbursed by MDA in connection with the debt financing prior to or at the closing of the merger or (b) solely in the case of DigitalGlobe and its subsidiaries, is contingent upon the closing of the merger.

In determining whether the closing condition requiring DigitalGlobe to perform in all material respects its obligations under the merger agreement has been satisfied, DigitalGlobe’s obligations with respect to financing cooperation will be satisfied unless the failure of such condition to be satisfied was caused by the willful and material breach by DigitalGlobe of its obligations stated above.

Financing

MDA is required to use reasonable best efforts to obtain and effectuate the debt financing on a timely basis on the terms and conditions described in the debt commitment letter. MDA will give DigitalGlobe reasonably prompt notice upon having knowledge of any breach by any party to the debt commitment letter or any termination of the debt commitment letter.

In the event any portion of the debt financing becomes unavailable on the terms and conditions contemplated in the debt commitment letter, MDA must promptly notify DigitalGlobe and use reasonable best efforts to arrange to obtain alternative financing from alternative sources in an amount sufficient to consummate the transactions contemplated by the merger agreement upon the terms set forth in the merger agreement, the debt commitment letter and otherwise on terms no less favorable to MDA than the terms and conditions set forth in the debt commitment letter.

MDA’s United States Access Strategy

Upon consummation of the merger, MDA and its subsidiaries are required to use their reasonable best efforts to continue to, in consultation with the Government of Canada and its key stakeholders, execute MDA’s United States access strategy. This will include further restructuring of all or part of MDA’s corporate and operating structure so that the ultimate parent of DigitalGlobe and Holdings is incorporated in the United States by the end of 2019, subject to customary approvals.

Shareholder Meetings

The merger agreement requires DigitalGlobe, in accordance with its certificate of incorporation and bylaws, to promptly and duly call, give notice of, convene and hold, a meeting of DigitalGlobe shareowners as soon as practicable, (and in no event more than 45 days) after this proxy statement/prospectus is declared effective by the

SEC for the purposes of voting upon the approval and adoption of the merger agreement. The merger agreement also requires DigitalGlobe to: (a) recommend approval and adoption of the merger agreement by the DigitalGlobe shareowners and include in the proxy statement such recommendation and (b) use its reasonable best efforts to solicit and obtain such approval and adoption.

The merger agreement requires MDA to prepare and, concurrently with the mailing of the proxy statement to the DigitalGlobe shareowners, (a) file with the Canadian securities regulatory authorities the management information circular for the purpose of seeking the approval of its shareholders of the issuance of MDA common shares in connection with the merger agreement and (b) mail the management information circular to the MDA shareholders. MDA will take, in accordance with applicable law and MDA’s notice of articles and MDA’s articles, all action necessary to convene a special meeting of its shareholders to consider and vote upon the approval of the issuance of MDA common shares in connection with the merger agreement. Notwithstanding the foregoing, MDA has no obligation to convene or hold a special meeting of its shareholders to consider and vote upon the approval of the issuance of MDA common shares in connection with the merger agreement and MDA will be permitted to adjourn, postpone or cancel such special meeting if called, until certain regulatory conditions have been satisfied.

Employee Benefits

During the period from the closing of the merger to the first anniversary of the closing date, MDA will provide, or cause its affiliates to provide, to the employees who are employees of DigitalGlobe or its subsidiary at the time of the closing of the merger, which we refer to as the “Continuing Employees,” a base salary or base wage rate, as applicable, that is not less than each such Continuing Employee’s base salary or base wage rate, as applicable, as in effect immediately prior to the closing of the merger and compensation and benefits (excluding equity-based compensation) that are substantially comparable, in the aggregate, to those provided to the Continuing Employees immediately prior to the closing of the merger (excluding any transaction-based retention or other extraordinary, special or one-time, non-recurring compensation or benefits), while such continuing employees remain employed by MDA or any of its subsidiaries.

As of the closing date, MDA will provide, or cause its affiliates to provide, to each Continuing Employee under each employee benefit plan, program and arrangement established or maintained by MDA or its affiliates in which Continuing Employees may be eligible to participate after the closing date, credit for purposes of eligibility to participate, vesting, vacation entitlement and severance benefits (but not for purposes of benefit accrual) for full or partial years of service with DigitalGlobe or its affiliates (including any predecessors) performed at any time prior to the closing date to the extent such service was taken into account under the analogous DigitalGlobe benefit plan immediately prior to the closing date. However, no such prior service shall be taken into account to the extent it would result in the duplication of benefits to any Continuing Employee.

For the their respective terms, MDA and Holdings will honor, and will cause DigitalGlobe to honor, in accordance with their terms, certain employment, severance, retention and change in control agreements and arrangements listed in the DigitalGlobe disclosure letter. Additionally, MDA and Holdings will maintain, for one year following the closing of the merger, a severance policy for Continuing Employees that is not less favorable than the DigitalGlobe severance policy in effect on the date of the merger agreement.

Indemnification and Insurance

From and after the effective time, MDA will cause DigitalGlobe to indemnify and hold harmless, as and to the fullest extent provided in DigitalGlobe’s certificate of incorporation and DigitalGlobe’s bylaws as in effect on the date of the merger agreement and permitted by applicable law, each present and former officer, director, manager, employee and agent of DigitalGlobe and any of its subsidiaries in such capacities, which we refer to as the “Indemnified Parties,” against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses (including reasonable attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party upon receipt of an undertaking from such Indemnified Party to repay such advanced expenses if it is determined by a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Party was not entitled to indemnification hereunder) arising out of or pertaining to the fact that the Indemnified Party is or was an officer, director, manager, employee or agent of DigitalGlobe or any of its subsidiaries or, while a director, manager or officer of DigitalGlobe or any of its subsidiaries, is or was serving at the request of DigitalGlobe or one of its subsidiaries as an officer, director, manager, employee or agent of another person.

For a period of six years after the effective time, DigitalGlobe’s certificate of incorporation and DigitalGlobe’s bylaws will contain, and each of MDA and Holdings will cause DigitalGlobe’s certificate of incorporation and DigitalGlobe’s bylaws to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of DigitalGlobe and its subsidiaries than are set forth in DigitalGlobe’s certificate of incorporation and DigitalGlobe’s bylaws as in effect on the date of the merger agreement.

For a period of six years after the effective time, DigitalGlobe will either (a) maintain, and each of MDA and Holdings will cause DigitalGlobe to maintain, at no expense to the beneficiaries, the current directors’ and officers’ liability insurance policies maintained by DigitalGlobe, which we refer to as the “Current D&O Insurance,” with respect to matters existing or occurring at or prior to the effective time (including the transactions contemplated by the merger agreement) or (b) purchase a six year extended reporting period endorsement with respect to the Current D&O Insurance and maintain such endorsement in full force and effect for its full term. Notwithstanding the foregoing, in no event will MDA be required to expend, in the aggregate, an amount in excess of 300% of the annual premiums currently paid by DigitalGlobe and its subsidiaries for the Current D&O Insurance, which we refer to as the “Maximum Premium.” If DigitalGlobe’s existing insurance expires, is terminated or canceled during such six-year period or exceeds the Maximum Premium, DigitalGlobe will obtain, and each of MDA and Holdings will cause DigitalGlobe to obtain, as much directors’ and officers’ liability insurance as can be obtained for the remainder of such period for an annualized premium not in excess of the Maximum Premium, on terms and conditions no less advantageous to the Indemnified Parties than the Current D&O Insurance.

In the event any excise tax is payable by any of DigitalGlobe’s directors and executive officers pursuant to Section 4985, MDA will, or will cause the surviving corporation to, pay to each such individual an amount equal to the sum of the excise tax payable by such individual pursuant to Section 4985, plus the amount necessary to put the individual in the same after-tax position that such individual would have been in if such individual had not incurred such excise tax.

Regulatory Approvals

Holdings, MDA, DigitalGlobe and Merger Sub have agreed to:

•	use their reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws to consummate and make effective the transactions contemplated or required by the merger agreement, including using reasonable best efforts to satisfy the conditions precedent to the obligations of any of the parties, to obtain all necessary authorizations, consents and approvals (including CFIUS approval and the other regulatory approvals), and to effect all necessary notifications, registrations and filings (including any registrations, notifications and filings required to be made in connection with obtaining such approvals);

•	promptly inform the other party of any communication received by such party from, or given by such party to a governmental entity, promptly providing copies to the other party of any such written communications regarding any of the transactions contemplated by the merger agreement and of any communication received or given in connection with any proceeding by a private party regarding the transactions contemplated by the merger agreement;

•	cooperate and coordinate with the other party in the making of any filings or submissions that are required to be made under any applicable laws or requested to be made by any governmental entity in connection with the transactions contemplated by the merger agreement, provided that if the parties cannot agree on any tactic or strategy after good faith discussions, MDA shall have the final determination of any such tactic or strategy;

•	use their reasonable best efforts to cause the expiration or termination of the applicable waiting periods under any applicable laws as soon as practicable; and

•	use their reasonable best efforts to obtain any consents, licenses, permits, waivers, approvals, authorizations or orders required under or in connection with any applicable laws or from any governmental entity (including the CFIUS approval and regulatory approvals).

In addition, under the merger agreement, DigitalGlobe and MDA will: (a) as soon as practicable and in any event within 15 business days after the date of the merger agreement, file Notification and Report Forms under the HSR Act with the Federal Trade Commission, which we refer to as the “FTC,” and the Antitrust Division of the Department of Justice, which we refer to as the “Antitrust Division,” and will use reasonable best efforts to respond as promptly as practicable to all inquiries received from the FTC or the Antitrust Division for additional information or documentation; (b) as soon as practicable make any filing, notice or application under any other applicable competition laws and use reasonable best efforts to respond as promptly as practical to all inquiries received from any governmental entity with jurisdiction over any such competition laws; (c) make any required filings in connection with regulatory approvals and make any filings and provide any information requested by a governmental entity from a party in respect of the regulatory approvals, and supply as promptly as reasonably practicable as required in applicable regulations any additional information and documentary material (other than information subject to attorney-client or attorney work-product privilege) that may be requested by CFIUS, DSS, NOAA, DDTC or any other governmental entity, as applicable, in connection with obtaining CFIUS approval and the other regulatory approvals; (d) consistent with Section 721, file a draft joint voluntary notice with CFIUS with respect to the merger (and in no event later than 20 business days from the date of the merger agreement), and as promptly as practicable thereafter, file a formal joint voluntary notice with CFIUS; and (e) use its reasonable best efforts to cause the expiration or termination of the applicable waiting periods under the HSR Act (including any extensions thereof) and to obtain CFIUS approval and the other regulatory approvals as promptly as reasonably practicable. Notwithstanding the foregoing, if CFIUS notifies MDA and DigitalGlobe that CFIUS intends to send a report to the President of the United States recommending that the President act to suspend or to prohibit the merger, either MDA or DigitalGlobe may request a withdrawal of the notice filed with CFIUS in connection with the CFIUS approval in which case the CFIUS approval will be deemed to be withheld.

Each of the parties will use their respective reasonable best efforts to prevent the entry of, and to cause to be discharged or vacated, any order or injunction of a governmental entity precluding, restraining, enjoining or prohibiting consummation of the merger.

With respect to any DSS FOCI review, DigitalGlobe and MDA will (a) file as promptly as practicable, all certificates pertaining to foreign interests and similar notifications or documents (including any FOCI mitigation plan) required or advisable in order to ensure after the effective time that MDA, DigitalGlobe and their respective subsidiaries maintain their respective facility security clearances and personnel security clearances issued by DSS and remain in compliance with and perform under the contracts of MDA, DigitalGlobe and their respective subsidiaries and with applicable U.S. national industrial security laws and regulations; and (b) supply, as promptly as practicable, any additional documents and information that may be required or requested in connection with any DSS FOCI review. Subject to the limitations discussed below, DigitalGlobe and MDA will take, and cause their affiliates to take, any and all actions necessary, and agree to all such requirements or conditions as may be requested or required by DSS in connection with, or as a condition of, the receipt of DSS approval of any FOCI mitigation plan and make such changes to the FOCI mitigation plan as are requested or required by DSS in order to obtain DSS approval.

Notwithstanding the foregoing, neither MDA nor any of its subsidiaries (including Holdings and Merger Sub) will be required to, as a condition to obtaining any required approval or resolving any objection of any governmental entity, offer or accept, or agree, commit to agree or consent to, any Extraordinary Condition. In addition, DigitalGlobe will not, and will not permit any of its subsidiaries to, in connection with obtaining any required approval of any government entity in connection with the merger agreement or the transactions contemplated thereby, offer to agree, or agree, to any undertaking, term, condition, liability, obligation, commitment, sanction or other measure, without MDA’s prior written consent.

Other Covenants and Agreements

The merger agreement also contains additional covenants, including, among others, section 16 matters, securities law matters, equity award notices, listing of MDA common shares on the NYSE or NASDAQ and the TSX, announcements relating to the merger, notice of failures to comply with covenants and covenants relating to access to information.

Conditions That Must Be Satisfied or Waived for the Merger to Occur

Conditions to the Obligations of MDA, Holdings, Merger Sub and DigitalGlobe

The respective obligations of MDA, Holdings, Merger Sub and DigitalGlobe to consummate the merger are subject to the satisfaction or waiver, at or prior to the effective time, of the following mutual conditions:

•	approval and adoption of the merger agreement by the DigitalGlobe shareowners holding a majority in voting power of the outstanding shares of DigitalGlobe common stock and DigitalGlobe preferred stock (on an as-converted to DigitalGlobe common stock basis), voting together as a single class (the condition described in this bullet is referred to as the “DigitalGlobe shareowner approval condition”);

•	the approval of the issuance of MDA common shares in connection with the merger by a majority of the votes cast on such matter at the MDA meeting;

•	absence of any statute, rule, order, decree or regulation (enacted or promulgated) and absence of any action taken by any governmental entity of competent jurisdiction (whether temporary, preliminary or permanent) which restrains, precludes, enjoins or otherwise prohibits the consummation of the merger or makes the merger illegal (the condition described in this bullet is referred to as the “no injunction condition”);

•	expiration or termination of any waiting period (and any extension thereof) applicable to the consummation of the merger under any competition law (the condition described in this bullet is referred to as the “expiration or termination of any waiting period condition”);

•	obtaining, and remaining in full force and effect, the CFIUS approval and the other regulatory approvals (and satisfaction or waiver of all conditions to such approvals required to be satisfied as of closing) (the condition described in this bullet is referred to as the “CFIUS and regulatory approvals condition”);

•	SEC declaration of effectiveness of the registration statement of which this proxy statement/prospectus forms a part and the absence of any stop order suspending the effectiveness of the registration statement issued by the SEC and absence of any proceedings for that purpose having been initiated or threatened by the SEC; and

•	conditional approval of the MDA common shares issuable to the DigitalGlobe shareowners in connection with the merger and in respect of DigitalGlobe equity awards for listing on the TSX, subject only to the provision of such required documentation as is customary in the circumstances.

For purposes of this proxy statement/prospectus, “regulatory approval” generally means DSS approval, ICA approval, and any approval, consent, authorization, filing, registration, license, franchise, permit, exemption, variance or non-objection of NOAA, DDTC or any other governmental entity necessary to consummate the transactions contemplated by the merger agreement.

For purposes of this proxy statement/prospectus, “DSS approval” generally means that DSS shall have signed and returned to DigitalGlobe an executed counterpart of the commitment letter submitted by the parties, approving in principle the measures to be implemented following the closing date to mitigate any FOCI issues arising from the participation of MDA in the transactions contemplated by the merger agreement.

For the purposes of this proxy statement/prospectus, “ICA approval” generally means that a party shall not have received, with respect to the merger, a notice from the Minister (as such term is defined in section 3 of the Investment Canada Act) under certain sections of the Investment Canada Act within the prescribed period, or, if a party has received such notice, such party will have subsequently received: (a) a notice indicating that no order for the review of the transactions contemplated by the merger agreement will be made under Section 25.3(1) of the Investment Canada Act, (b) a notice under Section 25.3(6)(b) of the Investment Canada Act indicating that no further action will be taken in respect of the transactions contemplated by the merger agreement or (c) a notice under section 25.4(1) of the Investment Canada Act indicating that the Governor in Council authorizes the completion of the transactions contemplated by the merger agreement.

Conditions to DigitalGlobe’s Obligations

The obligation of DigitalGlobe to consummate the merger is subject to the satisfaction or waiver, at or prior to the effective time, of additional conditions, including:

•	the accuracy of the representations and warranties of MDA, Holdings and/or Merger Sub both when made and at and as of the date of the closing of the merger (except to the extent expressly made as of an earlier date, in which case as of such date), subject to such representations and warranties:

•	being true and correct in all respects, for the representations and warranties regarding the absence of a material adverse effect with respect to MDA;

•	being true and correct in all but de minimis respects, with regard to the capitalization of MDA;

•	being true and correct in all material respects, with regard to certain representations and warranties including regarding MDA’s capital stock, corporate authority and broker fees; and

•	being true and correct subject to a “material adverse effect” standard, with regard to all of MDA’s and Merger Sub’s other representations and warranties;

•	the receipt by DigitalGlobe of a certificate signed on behalf of MDA by each of two senior executive officers of MDA to the foregoing effect;

•	the performance by each of MDA and Merger Sub in all material respects of their obligations under the merger agreement required to be performed at or prior to the effective time, and the receipt by DigitalGlobe of a certificate signed on behalf of each of MDA and Merger Sub by the CEO of each of MDA and Merger Sub to such effect;

•	the absence of any fact, circumstance, effect, change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on MDA, and the receipt by DigitalGlobe of a certificate signed on behalf of MDA by an executive officer of MDA to such effect;

•	the MDA common shares issuable to the DigitalGlobe shareowners in connection with the merger and in respect of the DigitalGlobe equity awards will have been authorized for listing on the NYSE or NASDAQ, in either case, subject to official notice of issuance; and

•	(a) DigitalGlobe will have received an opinion of either O’Melveny & Myers LLP or Ernst & Young LLP or if none of the foregoing is able or willing to render the required opinion, a nationally recognized tax advisor or legal counsel reasonably acceptable to DigitalGlobe and MDA, dated as of the closing date to the effect that Section 7874 of the Code, the regulations promulgated thereunder, and any official interpretation thereof as set forth in published guidance by the IRS should not apply in such a manner so as to cause MDA to be treated as a domestic corporation for U.S. federal income tax purposes pursuant to Section 7874(b) of the Code after giving effect to the transactions contemplated by the merger agreement from and after the closing date or (b) MDA will have received an opinion of KPMG LLP or Vinson & Elkins LLP or if none of the foregoing is able or willing to render the required opinion, a nationally recognized tax advisor or legal counsel, reasonably acceptable to DigitalGlobe and MDA which opinion (i) satisfies the MDA tax opinion condition summarized below, (ii) has been provided to DigitalGlobe and (iii) DigitalGlobe will be permitted by the issuer of such opinion to rely on such opinion (the condition described in this bullet is referred to as the “DigitalGlobe tax opinion condition”).

Conditions to Obligations of MDA, Holdings and Merger Sub

The obligations of MDA and Merger Sub to consummate the merger are subject to the satisfaction or waiver, at or prior to the effective time, of additional conditions, including:

•	the accuracy of the representations and warranties of DigitalGlobe both when made and at and as of the date of the closing of the merger (except to the extent expressly made as of an earlier date, in which case as of such date), subject to such representations and warranties:

•	being true and correct in all respects, for the representations and warranties regarding the absence of a material adverse effect with respect to DigitalGlobe;

•	being true and correct in all but de minimis respects, with regard to the capitalization of DigitalGlobe;

•	being true and correct in all material respects, with regard to certain representations and warranties including regarding DigitalGlobe’s capital stock, corporate authority and broker fees; and

•	being true and correct subject to a “material adverse effect” standard, with regard to all of DigitalGlobe’s other representations and warranties;

•	the receipt by MDA of a certificate signed on behalf of DigitalGlobe by each of two senior executive officers of DigitalGlobe to the foregoing effect;

•	the performance by DigitalGlobe in all material respects of its obligations under the merger agreement required to be performed by it at or prior to the effective time, and the receipt by MDA of a certificate signed on behalf of DigitalGlobe by its CEO or CFO to such effect;

•	the absence any fact, circumstance, effect, change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on DigitalGlobe;

•	receipt of a certificate, meeting the requirements of Treasury Regulations Section 1.1445-2(c)(3) and dated as of the closing date, to the effect that DigitalGlobe is not, and has not been during the applicable time period set forth in Section 897(c)(1)(A)(ii) of the Code, a United States real property holding corporation and, accordingly, the shares of DigitalGlobe common stock are not U.S. real property interests; and

•

(a) MDA will have received an opinion of either KPMG LLP or Vinson & Elkins LLP or if none of the foregoing is able or willing to render the required opinion, a nationally recognized tax advisor or legal counsel reasonably acceptable to DigitalGlobe and MDA, dated as of the closing date to the effect that Section 7874 of the Code, the regulations promulgated thereunder, and any official interpretation thereof as set forth in published guidance by the IRS should not apply in such a manner so as to cause MDA to be treated as a domestic corporation for U.S. federal income tax purposes pursuant to Section 7874(b) of the Code after giving effect to the transactions contemplated by the merger agreement from and after the closing date or (b) DigitalGlobe will have received an opinion of O’Melveny & Myers

LLP or Ernst & Young LLP or if none of the foregoing is able or willing to render the required opinion, a nationally recognized tax advisor or legal counsel, reasonably acceptable to DigitalGlobe and MDA which opinion (i) satisfies the DigitalGlobe tax opinion condition summarized above, (ii) has been provided to MDA and (iii) MDA will be permitted by the issuer of such opinion to rely on such opinion (the condition described in this bullet is referred to as the “MDA tax opinion condition”).

Termination of the Merger Agreement

The merger agreement may be terminated and the merger may be abandoned at any time prior to the effective time, notwithstanding the approval and adoption of the merger agreement by the DigitalGlobe shareowners and notwithstanding the approval of the issuance of the MDA common shares in connection with the merger by the MDA shareholders, under the following circumstances:

•	by mutual written consent of MDA and DigitalGlobe;

•	by either DigitalGlobe or Holdings upon written notice to the other party:

•	if the merger has not been completed on or before 5:00 p.m. Eastern time on December 7, 2017 (which we refer to as the end date) and the failure of the merger to be completed on or before the end date was not caused by, or the result of, the failure to fulfill any material obligations under the merger agreement by the party seeking to terminate the merger agreement (the right to terminate the merger agreement pursuant to this sub-bullet is referred to as the “end date termination right”);

•	if any governmental entity has issued a statute, rule, order, decree or regulation or taken any other action restraining, enjoining or otherwise prohibiting the merger or making the merger illegal (which statute, rule, order, decree, regulation or other action, the parties have used reasonable best efforts to lift) and such statute, rule, order, decree, regulation or other action will have become final and non-appealable (the right to terminate the merger agreement pursuant to this sub-bullet is referred to as the “injunction termination right”);

•	if DigitalGlobe shareowner approval of the merger agreement is not obtained in accordance with applicable law at the special meeting, or any adjournment or postponement thereof (the right to terminate the merger agreement pursuant to this sub-bullet is referred to as the “failure to obtain DigitalGlobe shareowner approval termination right”);

•	if MDA shareholder approval of the MDA common share issuance in connection with the merger is not obtained in accordance with applicable law at the MDA meeting, or any adjournment or postponement thereof (the right to terminate the merger agreement pursuant to this sub-bullet is referred to as the “failure to obtain MDA shareowner approval termination right”); or

•	if CFIUS notifies MDA and DigitalGlobe in writing that CFIUS intends to send a report to the President of the United States recommending that the President act to suspend or prohibit the merger (the right to terminate the merger agreement pursuant to this sub-bullet is referred to as the “CFIUS notification termination right”).

•	by DigitalGlobe:

•	if MDA has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the merger agreement, which breach or failure to perform (a) would cause certain of the conditions to DigitalGlobe’s obligation to consummate the merger to not be satisfied, and (b) cannot be cured or is not cured by MDA within 30 days after receipt of written notice given by DigitalGlobe to MDA of such breach or failure to perform; but only if DigitalGlobe is not in breach and has not failed to perform any of its representations, warranties, covenants or other agreements contained in the merger agreement, which breach or failure to perform would cause certain of the conditions to MDA’s and Merger Sub’s obligations to consummate the merger not to be satisfied (DigitalGlobe’s right to terminate the merger agreement pursuant to this sub-bullet is referred to as “DigitalGlobe’s material breach termination right”);

•	if, prior to obtaining the MDA shareholder approval of the MDA common share issuance, (a) the MDA board of directors has (i) entered into any agreement in connection with an acquisition proposal with respect to MDA (other than an acceptable confidentiality agreement as provided for in the merger agreement) or (ii) approved or recommended any acquisition proposal with respect to MDA other than the merger, or (b) the MDA board of directors has made a change in recommendation or has resolved to make a change in recommendation (DigitalGlobe’s right to terminate the merger agreement pursuant to this bullet is referred to as “DigitalGlobe’s change in recommendation termination right”); or

•	if, prior to obtaining the DigitalGlobe shareowner approval, in order to enter into a definitive agreement in connection with a superior proposal with respect to DigitalGlobe (which definitive agreement must be entered into concurrently with, or promptly following, the termination of the merger agreement), DigitalGlobe has complied with its obligations under the merger agreement to take such termination action, and on or prior to such termination, DigitalGlobe pays in full a termination fee in the amount of $85 million to MDA (DigitalGlobe’s right to terminate the merger agreement pursuant to this bullet is referred to as “DigitalGlobe’s superior proposal termination right”).

•	by Holdings:

•	if DigitalGlobe has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the merger agreement, which breach or failure to perform (a) would cause certain of the conditions to MDA’s or Merger Sub’s obligation to consummate the merger to not be satisfied, and (b) cannot be cured by DigitalGlobe or is not cured by DigitalGlobe within 30 days after receipt of written notice given by MDA to DigitalGlobe of such breach or failure to perform, but only if each of MDA, Holdings or Merger Sub is not in breach and has not failed to perform any of its representations, warranties, covenants or other agreements contained in the merger agreement, which breach or failure to perform would cause certain of the conditions to DigitalGlobe’s obligations to consummate the merger not to be satisfied (Holdings’ right to terminate the merger agreement pursuant to this sub-bullet is referred to as the “Holdings’ material breach termination right”);

•	if, prior to receipt of the DigitalGlobe shareowner approval of the merger proposal, (a) the DigitalGlobe board of directors has (i) entered into any agreement in connection with an acquisition proposal with respect to DigitalGlobe (other than an acceptable confidentiality agreement as provided for in the merger agreement) or (ii) approved or recommended any acquisition proposal with respect to DigitalGlobe other than the merger, or (b) the DigitalGlobe board of directors makes a change in recommendation or has resolved to make a change in recommendation (Holdings’ right to terminate the merger agreement pursuant to this bullet is referred to as the “Holdings’ change in recommendation termination right”); or

•	if (a) (i) the NGA contract has been terminated or cancelled or the option to renew the NGA contract for the next contract year after the date of the merger agreement has not been exercised by NGA, (ii) NGA has provided clear, unambiguous authorized notice to DigitalGlobe that the NGA contract will, on or before the business date after the next scheduled renewal date after the date of the merger agreement, be terminated or cancelled or the option to renew the NGA contract for the next contract year will not be exercised by NGA, or (iii) NGA materially changes the scope under a specified portion of the NGA contract which materially decreases the revenue to be received by DigitalGlobe under the NGA contract for the remainder of the current option year of the NGA contract, and (b) on or prior to such termination, MDA has paid DigitalGlobe a reverse termination fee in an amount of $150 million (Holdings’ right to terminate the merger agreement pursuant to this bullet is referred to as “Holdings’ NGA termination right”).

Effect of Termination

If the merger agreement is terminated in accordance with its terms, there will be no liability on the part of MDA, Holdings, Merger Sub or DigitalGlobe, except certain provisions of the merger agreement will survive such termination, including those provisions relating to fees and expenses, publicity and the requirement to comply with the confidentiality agreement between DigitalGlobe and MDA; provided that, nothing will relieve any party from liability with respect to a willful and material breach or intentional fraud.

Termination Fee and Expenses

DigitalGlobe has agreed to reimburse Holdings for all expenses of MDA, Holdings and Merger Sub, incurred or paid in connection with the negotiation of the merger agreement or the consummation of the transactions contemplated by the merger agreement up to an amount of $10 million, which we refer to as the “cap,” if the merger agreement is terminated by either DigitalGlobe or Holdings pursuant to the failure to obtain DigitalGlobe shareowner approval termination right.

Holdings has agreed to reimburse DigitalGlobe for all expenses of DigitalGlobe incurred or paid in connection with the negotiation of the merger agreement or the consummation of the transactions contemplated by the merger agreement up to the cap if the merger agreement is terminated by either DigitalGlobe or Holdings pursuant to the failure to obtain MDA shareowner approval termination right.

DigitalGlobe has agreed to pay to Holdings a termination fee of $85 million, which we refer to as the “termination fee,” if:

•	the merger agreement is terminated by Holdings pursuant to Holdings’ change in recommendation termination right;

•	the merger agreement is terminated by DigitalGlobe pursuant to DigitalGlobe’s superior proposal termination right;

•	the merger agreement is terminated:

•	by either DigitalGlobe or Holdings pursuant to the end date termination right (other than a situation where MDA would be obligated to pay the reverse termination fee to DigitalGlobe as described below) or by Holdings pursuant to Holdings’ material breach termination right;

•	after an acquisition proposal with respect to DigitalGlobe has been proposed or announced by any person (other than MDA, Holdings and Merger Sub or any of their respective affiliates); and

•	within 12 months of such termination DigitalGlobe or any of its subsidiaries enters into a definitive agreement with respect to (or consummates) an acquisition proposal with respect to DigitalGlobe (provided that, for the purposes of this and the immediately preceding sub-bullet, all references to 20% in the term “acquisition proposal” with respect to DigitalGlobe will be changed to 50%); or

•	the merger agreement is terminated:

•	by either DigitalGlobe or Holdings pursuant to the failure to obtain DigitalGlobe shareowner approval termination right;

•	after an acquisition proposal with respect to DigitalGlobe has been publicly proposed or publicly announced by any person (other than MDA, Holdings and Merger Sub or any of their respective affiliates); and

•	within 12 months of such termination DigitalGlobe or any of its subsidiaries enters into a definitive agreement with respect to (or consummates) an acquisition proposal with respect to DigitalGlobe (provided that for the purposes of this and the immediately preceding sub-bullet, all references to 20% in the term “acquisition proposal” with respect to DigitalGlobe will be changed to 50%) (provided that the termination fee will be reduced by any previous payment by DigitalGlobe of the expenses of MDA, Holdings and Merger Sub as described above).

MDA, on behalf of Holdings, has agreed to pay to DigitalGlobe the termination fee if:

•	the merger agreement is terminated by DigitalGlobe pursuant to DigitalGlobe’s change in recommendation termination right;

•	the merger agreement is terminated:

•	by either DigitalGlobe or Holdings pursuant to the end date termination right or by DigitalGlobe pursuant to DigitalGlobe’s material breach termination right;

•	after an acquisition proposal with respect to MDA has been proposed or announced by any person (other than DigitalGlobe or any of its affiliates); and

•	within 12 months of such termination MDA or any of its subsidiaries enters into a definitive agreement with respect to (or consummates) an acquisition proposal with respect to MDA (provided that, for the purposes of this and the immediately preceding sub-bullet, all references to 20% in the term “acquisition proposal” with respect to MDA will be changed to 50%); or

•	the merger agreement is terminated:

•	by either DigitalGlobe or Holdings pursuant to the failure to obtain MDA shareholder approval termination right;

•	after an acquisition proposal with respect to MDA has been publicly proposed or publicly announced by any person (other than DigitalGlobe or any of its affiliates); and

•	within 12 months of such termination MDA or any of its subsidiaries enters into a definitive agreement with respect to (or consummates) an acquisition proposal with respect to MDA (provided that, for the purposes of this and the immediately preceding sub-bullet, all references to 20% in the term “acquisition proposal” with respect to MDA will be changed to 50%) (provided that the termination fee will be reduced by any previous payment by MDA of the expenses of DigitalGlobe as described above).

MDA, on behalf of Holdings, has agreed to pay to DigitalGlobe a reverse termination fee of $150 million, which we refer to as the “reverse termination fee,” if:

•	the merger agreement is terminated by Holdings pursuant to Holdings’ NGA termination right;

•	the merger agreement is terminated, at a time when the specific conditions to MDA’s and Merger Sub’s obligation to effect the merger have been satisfied or waived (other than the MDA tax opinion condition and any conditions that by their nature are to be satisfied at the closing date (so long as such conditions are then capable of being satisfied)), by DigitalGlobe pursuant to DigitalGlobe’s material breach termination right due to a breach by MDA, Holdings or Merger Sub of certain regulatory covenants set forth in the merger agreement, at a time when (A) the expiration or termination of any waiting period condition or CFIUS and regulatory approvals condition have not been satisfied or (B) the no injunction condition has not been satisfied, due to a matter related to a competition law, CFIUS approval or any regulatory approval at the time of such termination; or

•	the merger agreement is terminated, at a time when (a) the specific conditions to MDA’s and Merger Sub’s obligation to effect the merger and (b) the DigitalGlobe shareowner approval condition have been satisfied or waived (other than the MDA tax opinion condition and any conditions that by their nature are to be satisfied at the closing date, but subject to the satisfaction or waiver of such conditions), by:

•	Holdings or DigitalGlobe pursuant to the CFIUS notification termination right;

•	Holdings or DigitalGlobe pursuant to the end date termination right, at a time when (A) the expiration or termination of any waiting period condition or the CFIUS and regulatory approvals condition have not been satisfied, (B) the no injunction condition has not been satisfied due to a matter related to a competition law, CFIUS approval or any regulatory approval or (C) the MDA tax opinion condition has not been satisfied or waived by MDA;

•	Holdings or DigitalGlobe pursuant to the injunction termination right as a result of a matter related to a competition law, CFIUS approval or any regulatory approval; or

•	Holdings pursuant to the failure to obtain MDA shareholder approval termination right at a time when: (A) the expiration or termination of any waiting period condition or the CFIUS and regulatory approvals condition have not been satisfied or (B) the no injunction condition has not been satisfied due to a matter related to a competition law, CFIUS approval or any regulatory approval;

Notwithstanding the immediately preceding sub-bullet, if the MDA shareholder approval of the MDA common share issuance is not obtained and, prior to the MDA meeting, the MDA board of directors has made a change in recommendation as a result of a superior proposal with respect to MDA (and such superior proposal has not been withdrawn prior to the MDA meeting), then MDA will be required to pay DigitalGlobe the termination fee instead of the reverse termination fee.

Other Remedies

MDA, Holdings, Merger Sub and DigitalGlobe will be entitled to injunctive relief to prevent breaches of the merger agreement, to enforce specifically the terms and provisions of the merger agreement and to compel performance of any party’s obligations, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties to the merger agreement agree that the failure of any party to perform its agreements and covenants under the merger agreement will cause irreparable injury to the non-breaching parties and agree to waive any requirement for the securing or posting of any bond in connection with any such remedy.

Modification, Amendment or Waiver

The merger agreement may be amended by the parties to the merger agreement. However, if the DigitalGlobe shareowners approve the merger agreement, no amendment or supplement may be made to the merger agreement after such approval that would require, by applicable law or the rules of any relevant self-regulatory organization, further approval by the DigitalGlobe shareowners (unless such amendment or supplement is approved by the DigitalGlobe shareowners), and, if the MDA shareholders approve the MDA common shares to be issued in connection with the merger, no amendment or supplement may be made to the merger agreement after such approval that would require, by applicable law or the rules of any relevant self-regulatory organization, further approval by the MDA shareholders (unless such amendment or supplement is approved by the MDA shareholders). Additionally, any amendment to certain sections of the merger agreement that would be adverse to a debt commitment party would require the prior written consent of the adversely affected debt commitment party.

At any time prior to the effective time, the parties may (a) extend the time for the performance of the obligations or acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained in the merger agreement or in any other document delivered pursuant to the merger agreement or (c) waive compliance with any of the agreements or conditions of the other parties. Any agreement to an extension or waiver must be in writing and signed on behalf of the parties.

Governing Law

The merger agreement will be governed, construed and enforced in accordance with the laws of the State of Delaware (without giving effect to principles of conflicts of law thereof).

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial statements give effect to the proposed merger by MDA of DigitalGlobe under the acquisition method of accounting for business combinations and based on the respective historical unaudited condensed consolidated and the historical audited consolidated financial statements of MDA and DigitalGlobe as at and for the three months ended March 31, 2017 and for the year ended December 31, 2016, respectively. The unaudited pro forma condensed combined balance sheet gives effect to the proposed merger as if it had closed on March 31, 2017. The unaudited pro forma condensed combined statement of earnings (including the pro forma earnings per share) for the three months ended March 31, 2017 and for the year ended December 31, 2016 gives effect to the proposed merger as if it had closed on January 1, 2016.

The historical unaudited condensed consolidated and historical audited consolidated financial information has been adjusted in the unaudited pro forma condensed combined financial statements to give effect to events that are: (i) directly attributable to the pro forma events, (ii) factually supportable and (iii) with respect to the unaudited pro forma condensed combined statements of earnings, expected to have a continuing impact on the combined company’s results. As such, the impact from merger-related expenses is not included in the unaudited pro forma condensed combined statements of earnings. The unaudited pro forma condensed combined financial statements do not reflect any cost savings from operational efficiencies or synergies that could result from the proposed merger or for liabilities that may result from integration planning. The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and do not necessarily reflect what the combined company’s financial condition and results of operations would have been had the proposed merger occurred on the dates indicated.

The unaudited pro forma condensed combined financial statements also may not be useful in predicting the future financial condition and results of the operations of the combined company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma condensed combined financial statements should be read in conjunction with: (i) the historical unaudited condensed consolidated and historical audited consolidated financial statements of MDA for the three months ended March 31, 2017 and as at and for the year ended December 31, 2016, respectively, and the related notes thereto and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of MDA” contained elsewhere in this proxy statement/prospectus for three months ended March 31, 2017 and the year ended December 31, 2016, respectively, and (ii) the historical unaudited condensed consolidated and historical audited consolidated financial statements of DigitalGlobe for the three months ended March 31, 2017 and as of and for the year ended December 31, 2016, respectively, and the related notes thereto and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in DigitalGlobe’s quarterly report on Form 10-Q for the three months ended March 31, 2017 and annual report on Form 10-K for the year ended December 31, 2016, respectively, and incorporated by reference into this proxy statement/prospectus.

The pro forma adjustments and purchase price allocation for DigitalGlobe are based on preliminary estimates of the fair value of the consideration paid and the fair value of the assets acquired and liabilities assumed, current available information and certain assumptions that MDA believes are reasonable in the circumstances, as described in the notes to the unaudited pro forma condensed combined financial statements. The actual adjustments to the consolidated financial statements of MDA upon the closing of the proposed merger will depend on a number of factors, including, among others, additional information available and the net assets of DigitalGlobe, the foreign exchange rate on the closing date, and the market price of the MDA common shares offered as partial consideration to the DigitalGlobe shareowners. As a result of these factors, the actual adjustments will differ from the pro forma adjustments, and the differences may be material.

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Pro Forma Condensed Combined Balance Sheet

March 31, 2017

(Unaudited)

(in thousands of Canadian dollars unless otherwise noted)

	As at March 31, 2017
	MDA in IFRS CAD	Digital Globe in US GAAP USD	Digital Globe in US GAAP CAD	Adjustments to IFRS CAD	Note 4		Pro Forma adjustments CAD	Note 5		Proforma Condensed Combined Balance Sheet CAD
Assets
Current assets:
Cash and cash equivalents	1,852	77,200	102,846	—			4,273,237	(b	)	—
							(1,600,384)	(b	)
							(1,669,113)	(b	)
							(873,589)	(b	)
							(71,539)	(b	)
							(163,310)	(b	), (i)
Trade and other receivables	232,975	121,500	161,862	—			3,535	(e	)	398,372
Other current assets	596,480	38,100	50,757	—			(247)	(e	)	646,990

	831,307	236,800	315,465	—			(101,410)			1,045,362

Non-current assets:
Orbital receivables	562,283	—	—	—			—			562,283
Other non-current assets	109,938	88,100	117,367	—			(1,044)	(e	)	226,261
Property, plant and equipment	480,163	1,950,900	2,598,989	(121,537)	(c	)	(1,491,398)	(a	)	1,466,217
Intangible assets	451,036	82,700	110,173	121,537	(c	)	1,435,179	(a	)	2,117,925
Goodwill	932,688	578,100	770,145	—			1,529,983	(a	)	3,232,816

	2,536,108	2,699,800	3,596,674	—			1,472,720			7,605,502

	$3,367,415	$2,936,600	$3,912,139	$—			$1,371,310			$8,650,864

Liabilities and Shareholders’ Equity
Current liabilities:
Trade and other payables	267,078	39,300	52,355	—			3,535	(e	)	306,109
							(16,859)	(i	)
Non-financial liabilities	21,314	89,100	118,699	101,882	(a	)	(17,608)	(a	)	224,287
Construction contract	278,208	—	—	—			—			278,208
Other current liabilities	217,888	24,900	33,172	—			—			251,060
Current portion of long-term debt	2,408	12,800	17,052	—			(17,052)	(b	)	29,123
							71	(b	)
							26,644	(b	)

	786,896	166,100	221,278	101,882			(21,269)			1,088,787

Non-current liabilities:
Employee benefits	321,639	200	266	—			—			321,905
Deferred tax liabilities	15,499	119,500	159,198	(88,064)	(b	)	4,974	(a	)	91,607
Securitization liability	136,550	—	—	—			—			136,550
Non-financial liabilities	19,360	235,500	313,733	149,728	(a	)	(52,823)	(a	)	429,998
Other non-current liabilities	65,079	1,400	1,866	—			—			66,945
Long-term debt	877,189	1,240,100	1,652,061	—			(1,652,061)	(b	)	4,178,583
							(873,660)	(b	)
							4,246,593	(b	)
							(71,539)	(b	)

	2,222,212	1,762,800	2,348,402	163,546			1,580,215			6,314,375

Shareholders’ equity:
Share capital and contributed surplus	568,162	1,177,500	1,568,666	—			(1,568,666)	(k	)	1,907,190
							1,339,028	(a	)
Retained earnings	302,846	(3,700)	(4,929)	(251,610)	(a	)	(146,451)	(i	)	155,104
				88,064	(b	)	168,475	(k	)
							(1,291)	(e	)
Accumulated other comprehensive income	274,195	—	—	—			—			274,195

Total shareholders’ equity	1,145,203	1,173,800	1,563,737	(163,546)			(208,905)			2,336,489

	$3,367,415	$2,936,600	$3,912,139	$—			$1,371,310			$8,650,864

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Pro Forma Condensed Combined Statement of Earnings

For the three months ended March 31, 2017

(Unaudited)

(in thousands of Canadian dollars unless otherwise noted)

	For the three months ended March 31, 2017
	MDA in IFRS CAD	Digital Globe in US GAAP USD	Digital Globe in US GAAP CAD	Adjustments to IFRS CAD	Note 4		Pro Forma adjustments CAD	Note 5		Proforma Condensed Combined Statement of Earnings in IFRS CAD
Revenues	494,347	209,700	277,433	25,263	(a	)	(5,138)	(e	)	785,056
							(6,849)	(h	)
Direct costs, selling, general and administration	410,557	117,800	155,849	—			(3,848)	(e	)	549,196
							(13,362)	(i	)
Depreciation and amortization	25,148	79,500	105,179	—			48,775	(f	)	133,186
							(45,916)	(g	)
Foreign exchange gain	(245)	—	—	—			—			(245)
Share-based compensation expense	6,471	6,600	8,732	—			—			15,203
Other expense	24,986	300	397	—			(10,694)	(i	)	14,689

Earnings before interest and income taxes	27,430	5,500	7,276	25,263			13,058			73,027
Loss from early extinguishment of debt	—	500	662	—			—			662
Finance income	(103)	(100)	(132)	—			—			(235)
Finance expense	14,082	9,600	12,701	12,535	(a	)	(19,453)	(d	)	61,542
							41,677	(c	)
Losses from joint ventures	—	—	—	—			—			—

Earnings before income taxes	13,451	(4,500)	(5,955)	12,728			(9,166)			11,058
Income tax expense / (recovery)	7,566	(2,300)	(3,043)	4,455	(b	)	(911)	(j	)	8,067

Net earnings	5,885	(2,200)	(2,912)	8,273			(8,255)			2,991

Weighted average shares outstanding – basic	36,460						21,500	(a	)	57,960
Weighted average shares outstanding – diluted	36,480						21,500	(a	)	57,980
Net earnings per common share:
Basic	$0.16									$0.05
Diluted	$0.15									$0.05

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Pro Forma Condensed Combined Statement of Earnings

For the year ended December 31, 2016

(Unaudited)

(in thousands of Canadian dollars unless otherwise noted)

	For the year ended December 31, 2016
	MDA in IFRS CAD	Digital Globe in US GAAP USD	Digital Globe in US GAAP CAD	Adjustments to IFRS CAD	Note 4		Pro Forma adjustments CAD	Note 5		Proforma Condensed Combined Statement of Earnings in IFRS CAD
Revenues	2,063,783	725,400	961,603	101,377	(a	)	(23,195)	(e	)	3,079,333
							(24,235)	(h	)
Direct costs, selling, general and administration	1,708,575	330,400	438,045	—			(19,573)	(e	)	2,127,047
Depreciation and amortization	102,611	267,200	354,431	—			205,821	(f	)	536,653
							(126,210)	(g	)
Foreign exchange loss	4,675	—	—	—			—			4,675
Share-based compensation expense	19,261	19,100	25,315	—			—			44,576
Other expense	7,818	6,500	8,688	—			—			16,506

Earnings before interest and income taxes	220,843	102,200	135,124	101,377			(107,468)			349,876
Loss from early extinguishment of debt	—	35,700	47,635	—			—			47,635
Finance income	(372)	(400)	(529)	—			—			(901)
Finance expense	49,785	18,200	24,154	56,535	(a	)	(55,147)	(d	)	196,597
							121,270	(c	)
Losses from joint ventures	—	3,900	5,142	—			—			5,142

Earnings before income taxes	171,430	44,800	58,722	44,842			(173,591)			101,403
Income tax expense / (recovery)	31,804	18,300	24,019	15,695	(b	)	(52,306)	(j	)	19,212

Net earnings	139,626	26,500	34,703	29,147			(121,285)			82,191

Weighted average shares outstanding – basic	36,377						21,500	(a	)	57,877
Weighted average shares outstanding – diluted	36,517						21,500	(a	)	58,017
Net earnings per common share:
Basic	$3.84									$1.42
Diluted	$3.74									$1.36

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Pro Forma Condensed Combined Financial Statements

Three months ended March 31, 2017 and for the year ended December 31, 2016 (Unaudited)

(Dollar amounts in thousands of Canadian dollars unless otherwise noted)

1.	Basis of presentation

The accompanying unaudited pro forma condensed combined financial statements have been prepared in connection with the proposed acquisition of DigitalGlobe by MDA by means of the merger as described in Note 2. The unaudited pro forma condensed combined financial statements have been prepared by management and are based on the respective historical unaudited condensed consolidated and the historical audited consolidated financial statements of MDA and DigitalGlobe as at and for the three months ended March 31, 2017 and for the year ended December 31, 2016, respectively. The unaudited pro forma condensed combined balance sheet gives effect to the proposed merger as if it had closed on March 31, 2017. The unaudited pro forma condensed combined statement of earnings (including the pro forma earnings per share) for the three months ended March 31, 2017 and for the year ended December 31, 2016 gives effect to the proposed merger as if it had closed on January 1, 2016.

These unaudited pro forma condensed combined financial statements have been prepared for illustrative purposes only and are not necessarily indicative of the operating results or financial condition that would have been achieved if the proposed acquisition had been completed on the dates or for the periods presented, nor do they purport to project the results of operations or financial position of the combined entities for any future period or as of any future date. These unaudited pro forma condensed combined financial statements may not be useful in predicting the future financial condition and results of operations of the combined company. The actual financial position and results of operations may differ significantly from the pro forma amounts presented herein.

The unaudited pro forma condensed combined financial statements should be read in conjunction with: (i) the historical unaudited condensed consolidated and historical audited consolidated financial statements of MDA for the three months ended March 31, 2017 and as at and for the year ended December 31, 2016, respectively, and the related notes thereto and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of MDA” contained elsewhere in this proxy statement/prospectus for three months ended March 31, 2017 and the year ended December 31, 2016, respectively, and (ii) the historical unaudited condensed consolidated and historical audited consolidated financial statements of DigitalGlobe for the three months ended March 31, 2017 and as of and for the year ended December 31, 2016, respectively, and the related notes thereto and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in DigitalGlobe’s quarterly report on Form 10-Q for the three months ended March 31, 2017 and annual report on Form 10-K for the year ended December 31, 2016, respectively, and incorporated by reference into this proxy statement/prospectus.

The historical unaudited condensed consolidated and historical audited consolidated financial statements have been adjusted in the unaudited pro forma condensed combined financial statements to give effect to events that are (1) directly attributable to the pro forma events, (2) factually supportable, and (3) with respect to the unaudited pro forma condensed combined statement of earnings, expected to have a continuing impact on the combined company’s results. The unaudited pro forma condensed combined financial statements do not reflect any cost savings from operating efficiencies or synergies that could result from the merger or for liabilities that may result from integration planning. Provisions may be recognized in subsequent periods for severance or change of control obligations relating to certain DigitalGlobe employees and such amounts could be material. Furthermore, potential future tax planning strategies have not been reflected in these unaudited pro forma condensed combined financial statements and no adjustments have been made related to the impact on the combined company’s ability to utilize unrecognized deferred tax assets as a result of the pro forma events. Therefore, the actual effective tax rate will likely vary from the estimated statutory tax rates that have been used for purposes of computing tax expense in these pro forma financial statements.

DigitalGlobe’s historical unaudited condensed consolidated and historical audited financial statements were originally presented in U.S. dollars under U.S. generally accepted accounted principles and have been translated to Canadian dollars for presentation in these unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined balance sheet of DigitalGlobe has been translated using the exchange rate in effect at March 31, 2017 and the unaudited pro forma condensed combined statement of earnings for the three months ended March 31, 2017 and for the year ended December 31, 2016 has been translated using average quarterly exchange rates for the three months ended March 31, 2017 and average quarterly exchange rates for the year ended December 31, 2016, respectively, as disclosed in Note 7.

DigitalGlobe’s historical unaudited condensed consolidated and historical audited financial statements have been conformed to IFRS as issued by the International Accounting Standards Board for inclusion in these unaudited pro forma condensed combined financial statements. These adjustments are discussed in Note 4. In addition, certain reclassifications have been made to the presentation of DigitalGlobe’s historical audited financial statements to conform to the presentation used in the unaudited pro forma condensed combined balance sheet and statement of earnings. Additional accounting differences may be identified after consummation of the merger and these changes may be material.

The pro forma adjustments and purchase price allocation for DigitalGlobe are based on preliminary estimates of the fair value of the consideration paid and the fair value of the assets acquired and liabilities assumed, current available information and certain assumptions that MDA believes are reasonable in the circumstances. The actual adjustments to the consolidated financial statements of MDA upon the closing of the merger will depend on a number of factors including among others, additional information available, the amount of net assets of DigitalGlobe, the foreign exchange rate on the closing date of the merger, and the market price of the MDA common shares offered as partial consideration to the DigitalGlobe shareowners. As a result of these factors, the actual adjustments will differ from the pro forma adjustments, and the differences may be material.

2.	Description of the Merger

On February 24, 2017, MDA entered into the merger agreement with DigitalGlobe, Holdings and Merger Sub pursuant to which MDA will acquire DigitalGlobe by means of the merger for newly issued MDA common shares and cash. Under the terms of the merger agreement, each share of DigitalGlobe common stock and each share of DigitalGlobe preferred stock (on an as-converted to DigitalGlobe common stock basis) will be exchanged for US$17.50 in cash and 0.3132 MDA common shares. MDA will also assume DigitalGlobe’s net debt, which was approximately C$1.6 billion (US$1.2 billion) as at March 31, 2017. Based on the trading value of MDA common shares on May 25, 2017 the consideration to be paid by MDA results in an equity value of DigitalGlobe of approximately C$2.9 billion (US$2.2 billion) and an enterprise value of C$4.5 billion (US$3.4 billion). MDA has arranged committed financing that will fully fund the cash portion of the consideration, transaction costs, the payments due under the merger agreement in respect of outstanding DigitalGlobe options and DigitalGlobe restricted stock units, the refinancing of the outstanding indebtedness of both DigitalGlobe and MDA, and the fees and expenses payable in connection with such debt financing.

3.	Preliminary purchase price allocation and funding requirements

The merger has been accounted for as a business combination in the unaudited pro forma condensed combined financial statements in accordance with IFRS 3, Business Combinations with MDA as the acquirer.

(a) Estimated purchase price and funding requirements

The following tables summarize the estimated purchase price, the estimated funding requirements, and the assumed financing structure for the merger.

For purposes of presentation in these pro forma statements, the portion of the estimated purchase price related to the issuance of the MDA common shares is based on the trading value of the MDA common shares and the applicable foreign exchange rate on May 25, 2017 at C$1.3453/U.S.$1. All other amounts have been translated at the foreign exchange rate at March 31, 2017 (Note 7).

Estimated purchase price and funding requirements			U.S.$	C$
Cash	(i	)	$1,201,309	$1,600,384
Issuance of MDA Common Shares	(ii	)	1,005,125	1,339,028

Estimated purchase price			2,206,434	2,939,412
Debt assumed (net of cash on hand of $104,698 (US$78,590))	(iii	)	1,174,310	1,564,415
Estimated debt issuance costs	(5	(b))	53,700	71,539
Estimated acquisition costs	(5	(i))	122,587	163,310

Estimated funding requirements			$3,557,031	$4,738,676

Assumed Financing Structure			U.S.$	C$
Issuance of MDA Common Shares	(ii)		$1,005,125	$1,339,028
Estimated long term debt used to finance the transaction	(5	(b))	2,551,906	3,399,648

			$3,557,031	$4,738,676

(i)	The cash consideration is calculated based on an estimated number of shares of DigitalGlobe common stock outstanding as at the closing date of the merger of approximately 68,646,233, on a fully diluted basis, multiplied by the agreed amount of US$17.50 per share.
(ii)	The number of shares to be issued or reserved for issuance by MDA is estimated to be approximately 21,500,000 and is based on the conversion ratio of 0.3132 shares of MDA for each share of DigitalGlobe common stock. The value of the stock consideration is calculated based on the closing price per MDA common share as of May 25, 2017 of C$62.89 (US$46.75).
(iii)	The debt assumed, net of cash expected to be utilized, is based on the book value of the debt as presented in the historical unaudited condensed consolidated balance sheet of DigitalGlobe as at March 31, 2017 and is translated based on the foreign exchange rate on March 31, 2017.
(iv)	The final purchase price (and resulting goodwill) and the amount of consideration received by the DigitalGlobe shareowners will vary based on a number of factors including the market price of the MDA common shares and the foreign exchange rate on the closing date of the merger.
a.	An increase or decrease of 10% in the MDA common share price (assuming no change in foreign exchange rates) will increase or decrease the value of the stock consideration by $135.2 million and $122.9 million respectively.
b.	An increase or decrease of 1% in the Canadian dollar exchange rate (assuming no change in the MDA common share price) would decrease or increase the value of the cash consideration by $16.0 million and $15.8 million respectively.

(b)	Preliminary allocation of estimated purchase price

The purchase price consideration has been allocated on a preliminary pro forma basis to the fair values of DigitalGlobe’s assets and liabilities as at March 31, 2017 using assumptions that MDA’s and DigitalGlobe’s management believe are reasonable, based on currently available information. The final purchase price and fair value assessment will be based in part on a detailed valuation that has not yet been completed. As discussed above, the actual fair values of the assets and liabilities may differ materially from the initial estimated fair values.

In the preliminary valuation, the fair values of the satellite assets are estimated using a depreciated replacement cost approach in reference to their remaining available capacity and the fair values of the definite life intangible assets are estimated using income or cost based approaches, as appropriate. The fair value of deferred revenue is based on estimated selling prices less marketing expenses applicable to the sales activities.

The excess of the estimated purchase price of the acquisition over the estimated fair value of net assets acquired from DigitalGlobe is classified as goodwill. Goodwill primarily represents the significant barriers to entry and DigitalGlobe’s market position, the existing workforce of qualified personnel and future growth prospects of the business, including synergies with MDA’s existing business.

The carrying values of DigitalGlobe’s assets and liabilities shown in the table below are based on the amounts and exchange rates as at March 31, 2017. The fair values of the assets and liabilities are based on the estimated purchase price as described above.

Preliminary purchase price allocation	Carrying value (under IFRS)	Fair value adjustment	Fair value
Cash and cash equivalents	$102,846	$—	$102,846
Trade and other receivables	161,862	—	161,862
Other assets	168,124	—	168,124
Property, plant and equipment	2,477,452	(1,491,398)	986,054
Intangible assets	231,710	1,435,179	1,666,889
Trade and other payables	(52,355)	—	(52,355)
Non-financial liabilities	(684,042)	70,431	(613,611)
Long-term employee benefits	(266)	—	(266)
Long-term debt	(1,669,113)	—	(1,669,113)
Deferred tax liabilities	(71,134)	(4,974)	(76,108)
Other liabilities	(35,038)	—	(35,038)
Goodwill	770,145	1,529,983	2,300,128

	$1,400,191	$1,539,221	$2,939,412

4.	Significant accounting policies

Management of MDA has performed a preliminary limited review of the historic accounting records and financial statements of DigitalGlobe to identify and adjust material differences between accounting policies selected by MDA under IFRS and U.S. GAAP as applied by DigitalGlobe.

To conform to IFRS the following adjustments were made:

a.	Deferred revenue:

(1)	Under IFRS, MDA imputes interest on advance payments received from customers that contain a financing element. Under US GAAP, there is no requirement to separate the financing element. MDA determines the interest rate to be applied to the advance payments based on the company’s prevailing borrowing rate at contract inception and the interest rate is not updated for changes in circumstances. The effect of imputing interest on advance payments received from customers that contain a financing element is to increase deferred revenue with an offsetting charge to finance expense. As at March 31, 2017 deferred revenue was increased by $216.7 million (US$162.7 million) and for the three months ended March 31, 2017 and for the year ended December 31, 2016 revenue was increased by $22.5 million (US$17.0 million) and $90.0 million (US$67.9 million), respectively, and finance expense was increased by $12.5 million (US$9.5 million) and $56.5 million (US$42.6 million), respectively, as a result of conforming this accounting policy; and

(2)

Under IFRS, MDA treats contract amendments that provide for additional services that are distinct from the original contract as modifications of the original contract. Remaining revenue of the modified contract is recognized prospectively based on the terms of and over the remaining life of the modified contract. Under US GAAP, DigitalGlobe accounted for such contract amendments as new arrangements and not as modifications of the original contract. Accordingly, there was no change to the amortization of the deferred revenue related to the original contract. The differences in deferred revenue recognition and method of amortization impacted the timing and amount of revenue recognized. As at March 31, 2017 deferred revenue was increased by $34.9 million (US$26.2 million) and for the three months ended March 31, 2017 and for the year ended December 31, 2016, revenue was increased by $2.8 million (US$2.1 million) and $11.4 million (US$8.6 million), respectively, as a result of conforming this accounting policy.

b.	To record the estimated tax effects of the above noted pro forma adjustments using the statutory tax rate for DigitalGlobe of 35%.

c.	To record the DigitalGlobe presentation of computer software in intangible assets rather than within property, plant and equipment.

5.	Pro forma adjustments and assumptions

The following adjustments have been recorded in the pro forma combined financial statements to reflect the pro forma effects of the merger as described in the preceding notes:

a.	To reflect the estimated fair value of DigitalGlobe’s assets and liabilities and to reflect the issuance or reservation for issuance of approximately 21.5 million MDA common shares to DigitalGlobe shareowners. (Note 3).

b.	To record cash inflows of $4,273.3 million from acquisition related debt financing and to record cash outflows for purchase consideration paid to DigitalGlobe shareowners of $1,600.4 million, refinancing of DigitalGlobe’s debt of $1,669.1 million, refinancing of MDA’s debt of $873.6 million, and payment of estimated debt issuance and additional transaction costs of $71.5 million and $163.3 million respectively. Cash on hand of $104.7 million (US$78.6 million) is also expected to be utilized to finance the merger. Long term debt has been reduced by the estimated debt issuance costs and has been classified between current and non-current based on the amortization profile of the assumed financing structure.

c.	To record estimated finance expense for the three months ended March 31, 2017 of 41.7 million and for the year ended December 31, 2016 of $121.3 million. The total estimated finance expense for three months ended March 31, 2017 including amortization of debt issuance costs is $47.2 million with $5.5 million of finance expense expected to be capitalized as borrowing costs for the construction of qualifying assets. The total estimated finance expense for the year ended December 31, 2016 including amortization of debt issuance costs is $188.7 million with $67.4 million of finance expense expected to be capitalized as borrowing costs for the construction of qualifying assets. The terms of the long term debt ranges between 3 to 7 years with a weighted average interest rate of 4.12% for the three months ended March 31, 2017 and for the year ended December 31, 2016.

A fluctuation in the estimated interest rate of +/-1/8% would result in a change in finance expense of approximately $1.3 million and $5.3 million for the three months ended March 31, 2017 and for the year ended December 31, 2016, respectively.

d.	To reverse DigitalGlobe’s and MDA interest expense of $19.5 million and $55.1 million on long term debt for the three months ended March 31, 2017 and for the year ended December 31, 2016, respectively, as a result of the refinancing of the debt upon the consummation of the merger.

e.	To reflect the elimination of intra entity transactions.

f.	To record an increase in amortization expense of $48.8 million and $205.8 million for the three months ended March 31, 2017 and for the year ended December 31, 2016, respectively, due to fair value adjustments to definite life intangible assets. The preliminary estimates for remaining useful lives of the definite life intangible assets are between 4 and 15 years.

A change of +/- 10% in the fair value of definite life intangible assets will result in a change in amortization expense of approximately $5.4 million and $21.8 million for the three months ended March 31, 2017 and for the year ended December 31, 2016, respectively.

g.	To record a decrease in depreciation expense of $45.9 million and $126.2 million for three months ended March 31, 2017 and for the year ended December 31, 2016, respectively, due to fair value adjustments to satellite assets. The preliminary estimates for remaining useful lives of DigitalGlobe’s satellites are between 2.6 years and 10.5 years. No depreciation expense was recorded on DigitalGlobe’s WorldView-4 satellite for the year ended December 31, 2016 since it was not placed into service until February 2017. The preliminary estimated useful life and annual depreciation of WorldView-4 is 10.5 years and $25.6 million respectively.

A change of +/- 10% in the fair value of the satellites will result in a change in depreciation expense of approximately $2.5 million and $8.2 million for the three months ended March 31, 2017 and for the year ended December 31, 2016, respectively.

h.	To record a decrease in revenue of $6.8 million and $24.2 million for the three months ended March 31, 2017 and for the year ended December 31, 2016, respectively, to reflect the difference between advance payments received and the fair value of the assumed performance obligations as they are satisfied, assuming the merger was consummated on January 1, 2016.

i.	To record the elimination of non-recurring transaction costs that are directly related to the merger of $13.4 million and $10.7 million incurred during the three months ended March 31, 2017 by DigitalGlobe and MDA respectively.

To eliminate $16.9 million of accrued merger transaction costs as at March 31, 2017 and reflected as paid upon the consummation of the merger.

To record an additional estimated merger transaction costs of $146.5 million relating to the merger. These costs have been included as a pro forma adjustment to retained earnings rather than being reflected in the unaudited pro forma condensed combined statement of earnings on the basis that they are directly incremental to the merger and are non-recurring in nature.

j.	To record the estimated tax effects of the above noted pro forma adjustments (a) to (i) using statutory tax rates of 35% for DigitalGlobe related adjustments and 26% for MDA related adjustments.

k.	To reverse the historical stockholders’ equity of DigitalGlobe, which includes retained earnings common and preferred stock.

6.	Pro forma earnings per common share

The calculation of basic and diluted pro forma earnings per common share for the three months ended March 31, 2017 and for the year ended December 31, 2016, reflects the assumed issuance of approximately 21.5 million MDA common shares as stock consideration (Note 3(a)) as if the issuance had taken place as of January 1, 2016.

7.	Foreign exchange translation

The following exchange rates were utilized in preparing the unaudited pro forma condensed combined financial statements:

Financial statement	Foreign exchange rate (C$/U.S.$)
Combined balance sheet as at March 31, 2017	Period end rate	1.3322

Combined statements of earnings:
Quarter ended March 31, 2016	Average rate	1.3748
Quarter ended June 30, 2016	Average rate	1.2886
Quarter ended September 30, 2016	Average rate	1.3047
Quarter ended December 31, 2016	Average rate	1.3343
Quarter ended March 31, 2017	Average rate	1.3230

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF MDA

The following discussion (the “MD&A”) should be read in conjunction with MDA’s consolidated financial statements and the related notes included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. Actual results and the timing of events may differ significantly from those expressed or implied in such forward-looking statements due to a number of factors, including those set forth in the section entitled “Risk Factors” and elsewhere in this proxy statement/prospectus. You should read the following discussion in conjunction with the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.” Unless otherwise indicated, the results reported herein have been prepared in accordance with IFRS and all dollar amounts are expressed in Canadian dollars.

The financial information set out herein as at and for the three month periods ended March 31, 2017 and 2016 is unaudited. However, such information reflects all adjustment, consisting solely of normal recurring adjustments, necessary for a fair presentation of the results for the periods presented.

Overview

MDA is a global communications and information company providing operational solutions to commercial and government organizations worldwide. MDA’s comprehensive capabilities in business and program management, systems engineering, systems integration, testing, and support services address complex customer requirements through the full solutions life cycle. MDA’s established global customer base is served by more than 4,800 employees operating from 15 locations in the United States, Canada and internationally.

MDA had total assets of $3,367.4 million and $3,438.9 million as of March 31, 2017 and December 31, 2016, respectively, and consolidated revenues of $494.3 million and $2,063.8 million for the three months ended March 31, 2017 and year ended December 31, 2016, respectively.

MDA analyzes financial performance by segments, which group related activities within MDA. MDA’s two reportable operating segments are Communications and Surveillance and Intelligence. MDA’s reporting business segments allow senior management to evaluate the operational performance and assess the overall contribution of each segment to the long-term objectives of MDA.

In the Communications segment, MDA offers solutions for cost-efficient global delivery of a broad range of services, including television and radio distribution, broadband internet, and mobile communications. MDA is a leading supplier of communication satellites, satellite payloads, satellite antenna subsystems, and associated ground infrastructure and support services. MDA’s principal customers in this segment are communication satellite operators, communication satellite manufacturers, and government agencies worldwide. The Communications segment contributed revenues of $332.0 million and $1,441.6 million for the three months ended March 31, 2017 and year ended December 31, 2016, respectively.

In the Surveillance and Intelligence segment, MDA offers end-to-end solutions to monitor changes and activities around the globe to support the operational needs of government agencies, both military and civilian, and commercial customers. MDA is a leading supplier of space-based and airborne surveillance solutions, imaging satellite ground systems, geospatial information services, and associated support services. MDA also supplies robotic systems for the space and terrestrial markets. The Surveillance and Intelligence segment contributed revenues of $162.4 million and $622.2 million for the three months ended March 31, 2017 and year ended December 31, 2016, respectively.

Pending Merger with DigitalGlobe

On February 24, 2017, MDA, DigitalGlobe, Holdings and Merger Sub entered into the merger agreement pursuant to which MDA will acquire DigitalGlobe by means of the merger in a transaction valued at approximately $4.7 billion, including assumed consolidated debt of DigitalGlobe on closing. The combination will bring together complementary space-related capabilities, creating a stronger company uniquely positioned to capture growth in the U.S., Canadian and global Earth observation and geospatial services markets given that the combined company will have the ability to provide complete, end-to-end space systems, earth imagery and geospatial solutions. Together, the combination will leverage a full suite of space-related capabilities, including communications and Earth observation satellites and robotics, ground stations, integrated electro-optical and radar imagery, and advanced data analytics. Additionally, the combined company will lead in cloud-based information services that allow commercial and government customers worldwide to better understand activity across the changing planet.

The combination of MDA and DigitalGlobe’s technology offers attractive vertical integration benefits, including lower costs, increased speed-to-market and enhanced analytics capabilities. Combining MDA’s leadership in satellite design and manufacturing, radar capabilities, ground systems and systems engineering with DigitalGlobe’s world-leading constellation, archive, platform and advanced geospatial expertise and analytics will drive value and open channels for growth in adjacent markets. MDA’s industry-leading technology in large and small satellites and ground stations will enhance DigitalGlobe’s future constellations, positioning the combined company to extend its lead in the collection, dissemination and analysis of commercial Earth imagery collected with unrivaled resolution, accuracy, revisit and refresh of the most rapidly changing places on the planet.

The transaction is expected to be accretive to MDA’s operating earnings per share in 2018 and the combined company expects to deliver meaningful revenue and cost synergies of $75-150 million on a run-rate basis by 2019. Revenue synergies include accelerating SSL’s penetration into U.S. Government markets, international market expansion, cross-selling opportunities and the ability to target larger geospatial services contract awards. Cost synergies include elimination of duplicative public company costs, procurement cost savings, efficiencies gained by leveraging SSL’s manufacturing capabilities for future Earth observation satellite constellations, and the operational benefits of increased scale.

The total amount of funds necessary to consummate the merger will be funded by MDA, including the funds needed to (a) pay DigitalGlobe shareowners the aggregate cash consideration due to them under the merger agreement; (b) make payments pursuant to the merger agreement in respect of outstanding DigitalGlobe options and restricted stock units granted under the DigitalGlobe equity plans; (c) if required, repay the outstanding indebtedness of DigitalGlobe under the Existing DigitalGlobe Credit Agreement; (d) repay the outstanding indebtedness of MDA under the 2012 Credit Agreement (other than the revolving loans thereunder, if the financing of the new revolving facility of MDA is effected through an increase in the revolving credit commitments under the 2012 Credit Agreement, as described in the section entitled “The Merger Proposal—Financing for the Merger—Debt Commitment Letter” below); (e) repay the outstanding MDA notes issued under the MDA Note Purchase Agreements and (f) pay fees and expenses payable by MDA, Holdings and Merger Sub under the merger agreement and in connection with the debt financing. Concurrently with the signing of the merger agreement, MDA obtained the commitment letter, pursuant to which the Initial Lenders committed to provide, upon the terms and subject to the conditions set forth therein, the Senior Secured Credit Facilities in an aggregate principal amount of up to US$3.75 billion (including a first lien revolving credit facility in an aggregate principal amount of US$1,250 million, a senior secured first lien term loan A facility in an aggregate principal amount of US$500 million and a senior secured first lien term loan B facility in an aggregate principal amount of US$2,000 million). See the section entitled “The Merger Proposal—Financing for the Merger” for further information.

MDA has incurred and expects to incur additional significant non-recurring expenses in connection with the merger, including, without limitation, financing, legal, accounting, and financial advisory and regulatory filing fees. Additional unanticipated costs may be incurred in the course of coordinating the businesses of MDA and DigitalGlobe after completion of the merger. See the section entitled “Risk Factors—Risks Relating to the Merger” for more information. While MDA will incur additional legal, accounting and other expenses in connection with becoming a listed company in the United States, subject to reporting, disclosure control and other obligations under the U.S. Exchange Act, Sarbanes-Oxley Act of 2002, the Dodd-Frank Act, as well as rules adopted, and to be adopted, by the SEC and the NYSE or NASDAQ, as applicable, certain similar expenses currently incurred by DigitalGlobe are expected to decrease after the merger, as DigitalGlobe will delist its shares from the NYSE and deregister its shares from the SEC in connection with the closing of the merger. Any net increase in the foregoing costs following the merger are not expected to be material to MDA on a consolidated basis.

Key Performance Indicators

The key performance indicators used by MDA to measure financial operating performance are revenues, adjusted operating EBITDA, adjusted operating earnings and adjusted operating earnings per share. Adjusted operating EBITDA, adjusted operating earnings and adjusted operating earnings per share are non-IFRS financial measures which provide useful information to investors and shareholders as they provide increased transparency and predictive value. MDA also uses these measures internally to establish budgets and operational goals to manage and monitor its business, evaluate its underlying historical performance and to report its results to the board of directors. MDA’s management believes adjusted operating EBITDA, adjusted operating earnings and adjusted operating earnings per share provide a more meaningful representation of MDA’s fundamental earnings power and reflect MDA’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of trends in its business. For more information regarding adjusted operating EBITDA, adjusted operating earnings and adjusted operating earnings per share, including reconciliation to their most directly comparable IFRS measures, see the section entitled “Non-IFRS Financial Measures” of this MD&A below.

Factors Affecting the Results of Operations of MDA

Generally, MDA’s results of operations are impacted by the size and number of construction contracts in progress, contract life cycle of large construction contracts, recognition of investment tax credits, fluctuation in foreign exchange rates, volume of subcontractor activity, and the impact of revisions of total cost and revenue estimates on construction contracts, including the recognition of contract loss provisions.

In the Communications segment, MDA’s operating results are impacted by market conditions in the commercial communications satellite market. This poses certain challenges to MDA as demand in the commercial communications satellite market is cyclical.

In the Surveillance and Intelligence segment, MDA receives contracts from the Canadian federal government and its agencies, such as the Canadian Space Agency and Department of National Defence. Changes in Canadian government policies, priorities, funding levels, or deferment of funding for programs in which MDA or its customers participate could affect MDA’s operating results in the Surveillance and Intelligence segment.

Corporate expense is impacted by legal fees associated with obtaining the government security clearances necessary for MDA to implement its United States access strategy, as well as costs related to the setup of MDA’s U.S. operating company and new management team. Also, costs denominated in U.S. dollars, including finance expense and amortization expense, are impacted by fluctuations in the Canadian to U.S. dollar exchange rate.

MDA’s net earnings under IFRS are impacted by the inclusion and variability of a number of items that may not be indicative of the operational and financial performance of MDA’s ongoing businesses. These items include share-based compensation expense, amortization of acquisition-related intangible assets, restructuring costs, executive compensation settlement, and enterprise improvement costs.

Consolidated Results of Operations of MDA

The following table summarizes MDA’s results of operations for the periods indicated.

	Three months ended March 31,		Years ended December 31,
	2017	2016	2016	2015	2014
	($ millions, except per common share amounts)
Consolidated revenues	494.3	562.4	2,063.8	2,117.4	2,098.8

Direct cost, selling, general and administration	410.5	468.2	1,708.6	1,754.3	1,737.7
Depreciation and amortization	25.1	26.0	102.6	99.5	82.3
Foreign exchange loss (gain)	(0.2)	(2.5)	4.7	3.6	11.4
Share-based compensation expense	6.5	3.9	19.3	14.1	49.4
Other expense	25.0	4.8	7.8	12.9	99.3

Earnings before interest and income taxes	27.4	62.0	220.8	232.9	118.7
Finance income	(0.1)	(0.0)	(0.4)	(0.3)	(0.5)
Finance expense	14.1	12.9	49.8	46.6	34.6

Earnings before income taxes	13.5	49.1	171.4	186.6	84.6
Income tax expense	7.5	8.4	31.8	43.7	37.5

Net earnings	5.9	40.7	139.6	142.8	47.1

Diluted net earnings per share	0.15	1.10	3.74	3.84	1.31

Foreign exchange differences

MDA conducts business internationally and is subject to fluctuations in foreign currencies, particularly the U.S. dollar and the Euro. The effect of foreign currency fluctuations impacts MDA’s revenues, expenses, assets, liabilities and order backlog, as reported in Canadian dollars. Fluctuations of the U.S. dollar relative to the Canadian dollar would result in variability to revenues and expenses from MDA’s operations based in the United States, as well as to interest expense on long-term debt.

Consolidated revenues

For the Three Months Ended March 31, 2017 Compared to the Three Months Ended March 31, 2016

Consolidated revenues decreased by $68.1 million, or 12.1%, from $562.4 million for the three months ended March 31, 2016 to $494.3 million for the three months ended March 31, 2017. The Communications segment contributed revenues of $332.0 million for the three months ended March 31, 2017 compared to $403.2 million for the three months ended March 31, 2016, and the Surveillance and Intelligence segment contributed revenues of $162.4 million for the three months ended March 31, 2017 compared to $159.2 million for the three months ended March 31, 2016. The decrease in revenues from the Communications segment was primarily due to a lower number of satellite contracts awarded in the geostationary communications satellite industry and to MDA over the last two years, resulting in fewer satellites under construction during the three months ended March 31, 2017 compared to the three months ended March 31, 2016. The increase in revenues from the Surveillance and Intelligence segment was primarily due to higher revenue from contracts in the emerging markets sector, which includes the U.S. government space and defense markets.

For the Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015

Consolidated revenues decreased by $53.6 million, or 2.5%, from $2,117.4 million for the year ended December 31, 2015 to $2,063.8 million for the year ended December 31, 2016. The Communications segment contributed revenues of $1,441.6 million for the year ended December 31, 2016, compared to $1,508.2 million for the year ended December 31, 2015, and the Surveillance and Intelligence segment contributed revenues of $622.2 million for the year ended December 31, 2016, compared to $609.2 million for the year ended December 31, 2015. The decrease in revenues from the Communications segment was primarily due to the lower number of satellite contracts awarded in the geostationary communications satellite industry and to MDA over the prior two years, resulting in fewer satellites under construction in the second half of 2016 compared to the year ended December 31, 2015. MDA expects this trend to continue for the next several quarters or until satellite order intake levels return to historical averages. The increase in revenues in the Surveillance and Intelligence segment was primarily due to higher activity on certain airborne surveillance and satellite ground system programs as well as higher revenue from contracts in the emerging markets sector, which includes the U.S. government space and defense markets.

For the Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014

Consolidated revenues increased by $18.6 million, or 0.9%, from $2,098.8 million for the year ended December 31, 2014 to $2,117.4 million for the year ended December 31, 2015. The Communications segment contributed revenues of $1,508.2 million for the year ended December 31, 2015, compared to $1,494.1 million for the year ended December 31, 2014, and the Surveillance and Intelligence segment contributed revenues of $609.2 million for the year ended December 31, 2015, compared to $604.8 million for the year ended December 31, 2014.

The increase in revenues from the Communications segment was primarily due to a favorable impact from foreign exchange translation on U.S. dollar denominated balances partially offset by lower revenues from commercial geostationary satellite programs and satellite components. The increase in revenues in the Surveillance and Intelligence segment was primarily due to having a full year of revenue from the Advanced Systems business acquired from General Dynamics Information Systems, Inc. in the fourth quarter of 2014 partially offset by lower revenues from the Radarsat Constellation Mission program and unmanned aerial vehicle surveillance solution programs.

Please refer to “Results of Operations by Reporting Segment” of this MD&A for further discussion of MDA’s revenues by segment.

Order backlog

As at March 31, 2017 Compared to December 31, 2016

Order backlog, representing the estimated dollar value of firm funded contracts for which work has not been performed, was $2.0 billion as at March 31, 2017 compared to $2.4 billion as at December 31, 2016. The decrease was primarily due to revenue recognized in excess of new bookings during the three months ended March 31, 2017. Order backlog at March 31, 2017 does not include the full value of certain U.S. government selections or unexercised contract options and potential orders under indefinite delivery/indefinite quantity contracts. MDA was selected by the U.S. Defense Advanced Research Projects Agency (“DARPA”), as a partner on its Robotic Servicing of Geosynchronous Satellites (“RSGS”) program, to develop advanced capabilities for servicing and maintaining spacecraft in geostationary orbit, as well as by the National Aeronautics and Space Administration’s (“NASA”) Jet Propulsion Laboratory to provide a spacecraft platform for a NASA Discovery Mission to explore the metallic asteroid 16 Psyche. However, the value of these selections has not yet been reflected in backlog as of March 31, 2017.

As at December 31, 2016 Compared to December 31, 2015

Order backlog was $2.4 billion as at December 31, 2016 compared to $2.9 billion as at December 31, 2015. This year-over-year decrease was due to revenue recognized during the year in excess of bookings and the unfavorable impact of foreign exchange translation on U.S. dollar denominated balances. Order backlog does not include unexercised contract options and potential orders under indefinite delivery/indefinite quantity contracts.

As at December 31, 2015 Compared to December 31, 2014

Order backlog was $2.9 billion as at December 31, 2015 compared to $3.1 billion as at December 31, 2014. This year-over-year decrease was due to revenue recognized during the year in excess of bookings partially offset by the favorable impact of foreign exchange translation on U.S. dollar denominated balances.

Please refer to “Results of Operations by Reporting Segment” of this MD&A for further discussion of MDA’s bookings by segment.

Direct cost, selling, general and administration expense

The following table shows direct cost, selling, general and administration expense for the periods indicated.

	Three months ended March 31,		Years ended December 31,
	2017	2016	2016	2015	2014
	($ millions)
Operating segment expenses	405.2	464.0	1,692.1	1,743.4	1,727.6
Corporate expenses	5.3	4.2	16.5	10.9	10.1

Direct cost, selling, general and administration expense	410.5	468.2	1,708.6	1,754.3	1,737.7

Direct cost, selling, general and administration expense consists of operating expenses relating to MDA’s two operating segments, Communications and Surveillance and Intelligence, and to corporate activities. Expenses relating to corporate activities include such items as corporate office costs, regulatory costs, executive and director compensation, and fees for audit, legal and consulting services.

For the Three Months Ended March 31, 2017 Compared to the Three Months Ended March 31, 2016

Direct cost, selling, general and administration expense relating to MDA’s operating segments was $405.2 million for the three months ended March 31, 2017 compared to $464.0 million for the three months ended March 31, 2016. This decrease was consistent with the decrease in consolidated revenues described above.

Direct cost, selling, general and administration expense relating to corporate activities was $5.3 million for the three months ended March 31, 2017 compared to $4.2 million for the three months ended March 31, 2016. This increase was primarily due to the incremental cost of setting up MDA’s U.S. operating company and new management team. Corporate expenses are expected to continue at current levels in 2017.

For the Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015

Direct cost, selling, general and administration expense relating to MDA’s operating segments was $1,692.1 million for the year ended December 31, 2016 compared to $1,743.4 million for the year ended December 31, 2015. This decrease was consistent with the decrease in consolidated revenues described above.

Direct cost, selling, general and administration expense relating to corporate activities was $16.5 million for the year ended December 31, 2016 compared to $10.9 million for the year ended December 31, 2015. This increase was primarily due to legal fees associated with obtaining the security clearances necessary for MDA to implement its United States access strategy as well as costs related to the setup of MDA’s U.S. operating company and new management team.

For the Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014

Direct cost, selling, general and administration expense relating to MDA’s operating segments was $1,743.4 million for the year ended December 31, 2015 compared to $1,727.6 million for the year ended December 31, 2014. This increase was consistent with the changes in consolidated revenues described above.

Direct cost, selling, general and administration expense relating to corporate activities was $10.9 million for the year ended December 31, 2015 compared to $10.1 million for the year ended December 31, 2014. This increase was primarily due to variability in the ordinary course of business.

Depreciation and amortization

The following table shows depreciation and amortization expense for the periods indicated.

	Three months ended March 31,		Years ended December 31,
	2017	2016	2016	2015	2014
	($ millions)
Property, plant and equipment	10.7	11.7	45.0	46.2	42.3
Intangible assets—acquisition related	10.6	11.0	43.0	40.6	33.1
Intangible assets—other	3.9	3.4	14.6	12.6	6.9

Depreciation and amortization	25.1	26.0	102.6	99.5	82.3

For the Three Months Ended March 31, 2017 Compared to the Three Months Ended March 31, 2016

Depreciation and amortization expense, including amortization of acquisition related intangible assets, was $25.1 million for the three months ended March 31, 2017 compared $26.0 million for the three months ended March 31, 2016, representing a decrease of $0.9 million, or 3.5%. This decrease was primarily due to certain property, plant and equipment becoming fully depreciated partly offset by the amortization on MDA’s increased investments in technologies and software.

Amortization expense on acquisition related intangible assets was $10.6 million for the three months ended March 31, 2017 compared to $11.0 million for the three months ended March 31, 2016, representing a decrease of $0.4 million, or 3.6%. This decrease was primarily due to the impact of foreign currency translation on U.S. dollar denominated expenses.

For the Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015

Depreciation and amortization expense, including amortization of acquisition related intangible assets, increased to $102.6 million for the year ended December 31, 2016 compared to $99.5 million for the year ended December 31, 2015, representing an increase of $3.2 million, or 3.2%. This increase reflected MDA’s increased investments in technologies and software partially offset by the impact of foreign currency translation on U.S. dollar denominated expenses.

Amortization expense on acquisition related intangible assets increased to $43.0 million for the year ended December 31, 2016 compared to $40.6 million for the year ended December 31, 2015, representing an increase of $2.4 million, or 5.9%. This increase was primarily due to the impact of foreign currency translation on U.S. dollar denominated expenses.

For the Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014

Depreciation and amortization expense, including amortization of acquisition related intangible assets, increased to $99.5 million for the year ended December 31, 2015 compared to $82.3 million for the year ended December 31, 2014, representing an increase of $17.1 million, or 20.8%, respectively. The increase reflected MDA’s increased investments in technologies and software and the impact of foreign currency translation on U.S. dollar denominated expenses.

Amortization expense on acquisition related intangible assets increased to $40.6 million for the year ended December 31, 2015 compared to $33.1 million for the year ended December 31, 2014, representing an increase of $7.5 million, or 22.7%. This increase was primarily due to the impact of a full year’s amortization on intangible assets acquired in the Advanced Systems acquisition in the fourth quarter of 2014 and foreign currency translation on U.S. dollar denominated expenses.

Share-based compensation expense

For the Three Months Ended March 31, 2017 Compared to the Three Months Ended March 31, 2016

Share-based compensation expense was $6.5 million for the three months ended March 31, 2017 compared to $3.9 million for the three months ended March 31, 2016. Share-based compensation expense under IFRS may vary significantly from period to period as it is based on fair valuation of the awards, which is estimated using complex option pricing models incorporating factors such as the expected life of options and market volatility.

The average cash outlay on share-based compensation was approximately $1.3 million per quarter since the second quarter of 2015 when MDA began settling the majority of share-based compensation awards with equity instead of cash. Over the twelve-month period ended March 31, 2017, cash outlay on share-based compensation was equivalent to 0.5% of total salaries and benefits. For the three months ended March 31, 2017, MDA issued 5,609 common shares from treasury to settle the exercise of equity-settled awards.

For the Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015

Share-based compensation expense was $19.3 million for the year ended December 31, 2016 compared to $14.1 million for the year ended December 31, 2015. For the year ended December 31, 2016, share-based compensation also included a charge of $15.3 million related to an executive compensation settlement with MDA’s former chief executive officer (see the section entitled “Certain Relationships and Related Party Transactions” of this MD&A below). With the reclassification of certain share-based awards in 2015 from cash-settled awards to equity-settled awards, the volatility to net earnings has decreased as the accounting expense for equity-settled awards is based on the fair value at date of grant, and unlike cash-settled awards, the fair value is not re-measured at each period end. For the year ended December 31, 2016, MDA issued 83,860 common shares from treasury to settle the exercise of equity-settled awards.

The average cash outlay on share-based compensation was approximately $30 million per year over the five-year period ended December 31, 2016. For the year ended December 31, 2016, cash outlay on share-based compensation was equivalent to 0.6% of total salaries and benefits, compared to 3.7% for the year ended December 31, 2015. This decrease was primarily due to a reduction in the cash outlay on share-based compensation resulting from the change in settlement method from cash to equity settlement for certain share-based awards. The lower cash outlay on share-based compensation is expected to continue in future periods as a result of this change in settlement method.

For the Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014

Share-based compensation expense was $14.1 million for the year ended December 31, 2015 compared to $49.4 million for the year ended December 31, 2014. This decrease was primarily due to the inherent variability of share-based compensation expense based on fair valuation of the awards as described above. For the year ended December 31, 2015, MDA issued 50,672 common shares from treasury to settle the exercise of equity-settled awards.
For the year ended December 31, 2015, cash outlay on share-based compensation was equivalent to 3.7% of total salaries and benefits, compared to 6.1% for the year ended December 31, 2014.

Other expense

The following table shows other expense for the periods indicated.

	Three months ended March 31,		Years ended December 31,
	2017	2016	2016	2015	2014
	($ millions)
Enterprise improvement costs	—	4.8	4.8	12.9	15.6
Executive compensation settlement	—	—	3.0	—	—
ViaSat settlement and associated activities	—	—	—	—	74.6
Employee benefit expense	—	—	—	—	8.2
Acquisition related expense	10.7	—	—	—	0.9
Restructuring costs	14.3	—	—	—	—

Other expense	25.0	4.8	7.8	12.9	99.3

For the Three Months Ended March 31, 2017 Compared to the Three Months Ended March 31, 2016

Acquisition related expense

For the three months ended March 31, 2017, MDA incurred costs of $10.7 million related to the merger with DigitalGlobe that were not contingent upon closing the transaction. Acquisition related expense consisted primarily of incremental costs for legal, tax, consulting and other professional fees.

Restructuring costs

In the first quarter of 2017, in response to the lower level of order activity in the geostationary communications satellite industry, MDA commenced a restructuring project to further reduce headcount at its Palo Alto manufacturing facility and to explore new efficiency initiatives to further reduce operating costs. The new initiatives include the redesign of software development processes for certain operations and the implementation of enterprise shared services to reduce support function costs. In connection with the implementation of these initiatives, MDA incurred costs of $14.3 million for the three months ended March 31, 2017, including severance for employee terminations of $7.8 million and consulting fees of $6.5 million. MDA may incur additional restructuring costs during the remainder of 2017 as it continues to assess and implement its efficiency initiatives.

For the Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015

Enterprise improvement costs

In 2014, MDA commenced a comprehensive review of its satellite manufacturing operations. With assistance from expert industry consultants, MDA has been identifying and implementing certain initiatives (the “enterprise improvement initiatives”) that are aimed at reducing overhead costs, increasing supply chain value and improving overall production processes, in particular via automation and standardization. MDA has established a team consisting of senior management and other key employees dedicated to managing the current initiatives and to continually evaluate additional long-term measures to improve efficiency. The enterprise improvement program has been firmly entrenched into the supply chain and production processes and has become an integral part of ongoing management systems.

In connection with the implementation of enterprise improvement initiatives, MDA incurred enterprise improvement costs of $4.8 million for the year ended December 31, 2016 and $12.9 million for the year ended December 31, 2015. These costs primarily related to severance for employee terminations and consulting fees. The labor cost of the senior management team and other key employees participating in the enterprise improvement initiatives project has not been included in enterprise improvement costs.

Executive compensation settlement

In the second quarter of 2016, MDA incurred an expense related to an executive compensation settlement with MDA’s former chief executive officer (see the section entitled “Certain Relationships and Related Party Transactions” of this MD&A below).

For the Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014

Enterprise improvement costs

In connection with the implementation of the enterprise improvement initiatives, MDA incurred costs of $12.9 million for the year ended December 31, 2015 and $15.6 million for the year ended December 31, 2014. These costs related to severance for employee terminations and consulting fees. The labor cost of the senior management team and other key employees participating in the project has not been included in enterprise improvement costs.

ViaSat settlement and associated activities

Prior to MDA’s acquisition of Space Systems/Loral, LLC and Space Systems/Loral Land, LLC (collectively “SSL”) in 2012, ViaSat, Inc. (“ViaSat”) filed two complaints against SSL and Loral Space & Communications Inc. (“Loral”), the former parent company of SSL, in the United States District Court for the Southern District of California. ViaSat’s complaints alleged, among other matters, that SSL and Loral infringed on certain ViaSat patents and that SSL breached non-disclosure obligations in certain contracts with ViaSat in connection with the manufacture of satellites by SSL for customers other than ViaSat. In April 2014, a jury returned a verdict in favor of ViaSat and awarded US$283 million in damages for patent infringement and breach of contract. In August 2014, a federal court vacated the jury’s damages award and ordered a new trial on damages. In September 2014, the parties entered into an agreement to settle the litigation, pursuant to which all claims were dismissed. MDA recognized a net expense of $69.2 million for its share of the settlement obligation and $5.4 million for associated legal fees and other costs.

Employee benefit expense

In 2014, MDA incurred costs of $8.2 million related to the restructuring of pension and post-retirement benefit plans at one of its operating divisions.

Acquisition related expense

Acquisition related expense includes legal, tax, consulting and other professional fees incurred relating to acquisitions whether completed or abandoned. In October 2014, MDA acquired Advanced Systems, a Michigan-based line of business involved in the development and application of radar and other information sensors for the U.S. government, from General Dynamics Information Systems, Inc. MDA incurred costs of $0.9 million relating to the acquisition.

Net finance expense

The following table shows the components of net finance expense for the periods indicated.

	Three months ended March 31,		Years ended December 31,
	2017	2016	2016	2015	2014
	($ millions)
Finance expense:
Interest expense on long-term debt	8.1	8.7	34.7	33.3	29.9
Interest expense on defined benefit pension and other post-retirement benefit obligations	3.1	3.3	12.6	11.3	7.6
Interest expense on orbital securitization liability	2.6	—	2.1	—	—
Capitalization of borrowing costs	(1.3)	(0.6)	(3.7)	(2.0)	(3.0)
Imputed and other interest	1.6	1.5	4.1	4.1	0.1
Finance income	(0.1)	(0.0)	(0.4)	(0.3)	(0.5)

Net finance expense	14.0	12.9	49.4	46.4	34.1

For the Three Months Ended March 31, 2017 Compared to the Three Months Ended March 31, 2016

Net finance expense increased by $1.1 million, or 8.4%, from $12.9 million for the three months ended March 31, 2016 to $14.0 million for the three months ended March 31, 2017. The increase in net finance expense was primarily due to non-cash accretion interest on the orbital securitization liability which was not applicable in the same period of last year.

For the Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015

Net finance expense increased by $3.0 million, or 6.5%, from $46.4 million for the year ended December 31, 2015 to $49.4 million for the year ended December 31, 2016. The increase in net finance expense was primarily due to the impact of foreign currency translation on interest expense denominated in U.S. dollars. For the year ended December 31, 2016, interest expense also included non-cash accretion interest on the securitization liability. For the year ended December 31, 2016, imputed and other interest consisted primarily of interest accretion on certain other long-term financial liabilities.

For the Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014

Net finance expense increased by $12.2 million, or 35.8%, from $34.1 million for the year ended December 31, 2014 to $46.4 million for the year ended December 31, 2015. The increase in net finance expense was primarily due to higher outstanding levels of long-term debt as well as the impact of foreign currency translation on interest expense denominated in U.S. dollars. Debt levels increased primarily as a result of working capital requirements. For the year ended December 31, 2015, imputed interest consisted primarily of interest on liabilities related to the acquisition of Advanced Systems and interest on the outstanding ViaSat settlement obligation.

Income tax expense

Income tax expense for the three months ended March 31, 2017 was $7.5 million (effective tax rate of 56.2%) compared to $8.4 million (effective tax rate of 17.1%) for the three months ended March 31, 2016. Income tax expense was impacted by the variability of certain non-deductible expenses.

Income tax expense for the year ended December 31, 2016 was $31.8 million (effective tax rate of 18.6%) compared to $43.7 million (effective tax rate of 23.4%) for the year ended December 31, 2015 and $37.5 million for the year ended December 31, 2014 (effective tax rate of 44.3%). Income tax expense was impacted by the variability of certain non-deductible expenses and recognition of deferred tax assets.

Financial position

As at March 31, 2017 Compared to December 31, 2016

Total Assets

MDA had total assets of $3,367.4 million as at March 31, 2017 compared to $3,438.9 million as at December 31, 2016. The following table explains the changes to certain assets and liabilities as at March 31, 2017 compared to December 31, 2016.

	Increase (Decrease) in $ millions	Explanation
Trade and other receivables	(77.4)	Trade and other receivables will vary depending on the timing of milestone billings on large construction programs. The decrease reflected lower milestone billings on satellite programs in the weeks leading up to March 31, 2017 compared to December 31, 2016.

Construction contract assets	29.8	Construction contract assets are revenues earned on construction contracts in excess of progress billings. The increase was primarily due to the variability in the timing of billings on large dollar value construction contracts in the ordinary course of business.

Employee benefit liabilities, current	(22.3)	The current portion of employee benefit liabilities primarily consist of accruals for salary and benefits. The decrease was primarily due to the payment of variable pay to employees in the ordinary course of business.

Construction contract liabilities	(115.2)	Construction contract liabilities represent advances received from customers on construction contracts and contract loss provisions. The decrease was primarily due to the variability in the timing of advance billings on large dollar value construction contracts in the ordinary course of business.

Long-term debt, current portion	(134.4)	The decrease in the current portion of long-term debt related to the repayment of the 2017 Term Notes, as discussed below.

Total Long-Term Debt

Total long-term debt was $879.6 million as at March 31, 2017 compared to $806.6 million as at December 31, 2016. The following table shows the changes to long-term debt during the three months ended March 31, 2017.

($ millions)
Balance as at December 31, 2016	806.6
Proceeds from revolving loan facility and other long-term debt	223.5
Repayment of 2017 Term Notes	(131.9)
Repayment of 2024 Term Notes	(13.5)
Foreign currency translation and other	(5.1)

Balance as at March 31, 2017	879.6

During the three months ended March 31, 2017, MDA used proceeds from its revolving loan facility to repay in full its 2017 term notes, which were issued pursuant to a long-term debt agreement for US$100 million with a private lender (the “2017 Term Notes”) and matured on February 22, 2017. MDA also repaid a portion of its 2024 term notes, which were issued pursuant to a twelve-year senior secured note purchase agreement for US$250 million (the “2024 Term Notes”). For a further description of the 2024 Term Notes, see the section entitled “Liquidity and Capital Resources—Credit Facilities—Senior Term Notes” of this MD&A below.

Shareholders’ Equity

Shareholders’ equity was $1,145.2 million as at March 31, 2017 compared to $1,158.7 million as at December 31, 2016. The following table shows the changes to shareholders’ equity during the three months ended March 31, 2017.

($ millions)
Balance as at December 31, 2016	1,158.7
Net earnings	5.9
Other comprehensive loss	(10.3)
Dividends	(13.5)
Equity-settled share-based compensation expense	2.7
Common shares issued under employee share purchase plan	1.7

Balance as at March 31, 2017	1,145.2

Other comprehensive loss was mainly comprised of unrealized foreign exchange losses arising from the translation of the results of foreign operations. Such foreign currency translation adjustments are wholly dependent on fluctuations of the Canadian dollar relative to foreign currencies and could result in unrealized gains or losses that may vary significantly from period to period.

As at December 31, 2016 Compared to December 31, 2015

Total Assets

MDA had total assets of $3,438.9 million as at December 31, 2016 compared to $3,611.0 million as at December 31, 2015. The following table explains the changes to certain assets and liabilities as at December 31, 2016 compared to December 31, 2015.

	Increase (Decrease) in $ millions	Explanation
Trade and other receivables	(68.7)	Trade and other receivables will vary depending on the timing of milestone billings on large construction programs. The decrease reflected lower milestone billings on satellite programs in the weeks leading up to December 31, 2016 compared to December 31, 2015.

Financial assets, other(1)	26.9	Other financial assets mainly consist of notes receivable, restricted cash, long-term investments and deferred fair value gains on derivative financial instruments. The increase reflected higher notes receivable outstanding relating to payments due under a satellite construction contract offset by lower deferred fair value gains on derivative financial instruments.

Construction contract assets	(83.7)	Construction contract assets are revenues earned on construction contracts in excess of progress billings. The decrease was primarily due to the variability in the timing of billings on large dollar value construction contracts in the ordinary course of business.

Goodwill	(25.5)	The decrease in goodwill was due solely to the impact of foreign currency translation.

Financial liabilities, other(1)	(30.0)	Other financial liabilities mainly consist of non-trade payables and deferred fair value losses on derivative financial instruments. The decrease reflected payments made on payables relating to the settlement with ViaSat and a smaller balance of deferred fair value losses on derivative financial instruments.

Construction contract liabilities	(213.3)	Construction contract liabilities represent advances received from customers on construction contracts and contract loss provisions. The decrease was primarily due to a lower number of active satellite programs at the 2016 year-end and the variability in the timing of advance billings on large dollar value construction contracts in the ordinary course of business.

Securitization liability	162.7	The securitization liability represents proceeds received from orbital receivable securitization transactions that occurred during 2016. Refer to the section entitled “Liquidity and Capital Resources” of this MD&A for a further discussion of securitization liability.

(1)	Including current and non-current portions.

Total Long-Term Debt

Total long-term debt was $806.6 million as at December 31, 2016 compared to $986.3 million as at December 31, 2015. The following table shows the changes to long-term debt during the year ended December 31, 2016.

($ millions)
Balance as at December 31, 2015	986.3
Repayment of revolving loan facility and other long-term debt	(133.9)
Repayment of 2024 Term Notes	(18.4)
Foreign currency translation and other	(27.4)

Balance as at December 31, 2016	806.6

During the year ended December 31, 2016, MDA used cash flow from operations and proceeds from the securitization of orbital receivables to repay amounts outstanding under its revolving loan facility and a portion of its 2024 Term Notes.

Shareholders’ Equity

Shareholders’ equity was $1,158.7 million as at December 31, 2016 compared to $1,107.7 million as at December 31, 2015. The following table shows the changes to shareholders’ equity during the year ended December 31, 2016.

($ millions)
Balance as at December 31, 2015	1,107.7
Net earnings	139.6
Other comprehensive loss	(50.3)
Dividends	(53.8)
Equity-settled share-based compensation expense	10.0
Common shares issued under employee share purchase plan	5.5

Balance as at December 31, 2016	1,158.7

Non-IFRS Financial Measures

In addition to results reported in accordance with IFRS, MDA uses certain non-IFRS financial measures as supplemental indicators of its financial and operating performance. These non-IFRS financial measures include adjusted operating earnings, adjusted operating earnings per share and adjusted operating EBITDA. MDA believes these supplementary financial measures reflect MDA’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of trends in its business.

Adjusted operating earnings, adjusted operating earnings per share and adjusted operating EBITDA do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. MDA cautions readers to consider these non-IFRS financial measures in addition to, and not as an alternative for, measures calculated in accordance with IFRS.

Adjusted operating earnings and adjusted operating earnings per share

MDA defines adjusted operating earnings as net earnings excluding the impact of specified items affecting comparability, including, where applicable, non-operational income and expenses, amortization of acquisition related intangible assets, share-based compensation, and other gains and losses. The use of the term

“non-operational income and expenses” is defined by MDA as those items or income and expense that do not impact operating decisions taken by MDA’s management and is based upon the way MDA’s management evaluates the performance of MDA’s business for use in MDA’s internal management reports. Income tax expense on adjusted operating earnings is computed using the substantively enacted income tax rate, adjusted to account for the specified items affecting comparability such as non-deductible expenses and the recognition of deferred tax assets.

For the three months ended March 31, 2017 and years ended December 31, 2016, 2015 and 2014, MDA incurred non-operational income and expenses for costs related to restructuring, enterprise improvement initiatives, an executive compensation settlement, a legal settlement with ViaSat, certain employment benefit expenses and acquisition expenses. MDA believes that the exclusion of these expenses from net earnings provides for better period-to-period comparisons of operating results of MDA’s ongoing operations.

MDA’s acquisitions of SSL in 2012 and Advanced Systems in 2014 have resulted in fair value adjustments to finite life intangible assets, which are being amortized over estimated lives of five to twenty years. The acquisition related intangible assets, consisting of technology, software, trade names and other intellectual property, are generally non-recurring expenditures as MDA does not need to replace these assets at the end of their lives to continue to operate its business. Ongoing maintenance and support costs are expensed as incurred and any internally developed technology and software that are capitalized post-acquisition are amortized in the normal course of business. All other research and development costs are expensed as incurred. MDA believes that the exclusion of amortization expense on acquisition related intangible assets provides a better representation of the results of MDA’s ongoing operations.

Share-based compensation is an important aspect of compensation for management and key employees. However, the accounting expense under IFRS, based on fair valuation which is estimated using complex option pricing models incorporating factors such as the expected life of options and market volatility, is beyond MDA’s control and can vary significantly from period to period. Further, the accounting fair value adjustments are not reflective of actual cash outlays by MDA in any particular period. MDA believes that the exclusion of share-based compensation reduces volatility in net earnings and facilitates the comparison of financial results across periods.

As described below, certain foreign exchange gains and losses recognized by MDA can result in significant variability in net earnings but have little bearing on operating performance.

(a)	Foreign exchange timing differences on certain project-related foreign exchange forward contracts not subject to hedge accounting

Certain foreign exchange derivative contracts entered into by MDA relating to certain large dollar satellite solution programs did not qualify for hedge accounting at inception of the contracts as the timing of the anticipated cash flows and/or the contract currency for certain subcontracts could not be predicted with sufficient certainty. Accordingly, the fair value adjustments on these derivative contracts were recognized in net earnings immediately, resulting in foreign exchange timing differences. The foreign exchange timing differences can result in significant variability in net earnings but have little bearing, other than timing, on the performance of the related programs.

(b)	Foreign exchange gains and losses on translation of intercompany balances

As part of its cash management efforts, MDA frequently advances funds between group entities that have differing functional currencies. The foreign currency exposure on these intercompany loans is not hedged. As a result, currency fluctuations, particularly between the Canadian and U.S. dollar, can result in significant unrealized foreign exchange gains or losses on the translation of the intercompany loans. These unrealized foreign exchange gains or losses can impact the comparability of net earnings and will only reverse upon disposal or liquidation of the associated foreign operation.

(c)	Unrealized foreign exchange gains and losses on translation of long-term foreign currency denominated financial assets and liabilities

MDA recognizes unrealized foreign exchange gains and losses when translating certain long-term foreign currency denominated financial assets and liabilities at each period end. For example, the translation of a portion of MDA’s U.S. dollar denominated long-term debt and Euro denominated orbital receivables, that have neither been hedged nor subject to hedge accounting, results in the recognition of unrealized foreign exchange gains and losses in MDA’s consolidated financial statements. MDA excludes these amounts as they have little bearing on the current operating performance of MDA.

Adjusted operating earnings per share is calculated using diluted weighted average shares outstanding and does not represent actual earnings per share attributable to shareholders. MDA believes that the disclosure of adjusted operating earnings and adjusted operating earnings per share allows investors to evaluate the operational and financial performance of MDA’s ongoing business using the same evaluation measures that its management uses, and is therefore a useful indicator of MDA’s performance or expected performance of recurring operations.

The following table reconciles net earnings to adjusted operating earnings for the periods indicated:

	Three months ended March 31,		Years ended December 31,
	2017	2016	2016	2015	2014
	($ millions, except per common share amounts)
Net earnings	5.9	40.7	139.6	142.8	47.1
Share-based compensation expense	6.5	3.9	19.3	14.1	49.4
Amortization of acquisition related intangible assets	10.6	11.0	43.0	40.6	33.1
Executive compensation settlement	—	—	3.0	—	—
Enterprise improvement costs	—	4.8	4.8	12.9	15.6
Foreign exchange differences	(0.2)	(3.8)	3.7	6.6	10.4
ViaSat settlement and associated activities	—	—	—	—	52.6
Employee benefit expense	—	—	—	—	8.2
Acquisition related expense	10.7	—	—	—	0.9
Restructuring costs	14.3	—	—	—	—
Income tax expense adjustment	(2.9)	(0.7)	(2.4)	4.1	(9.3)

Adjusted operating earnings	44.9	55.9	211.0	221.1	208.0

Adjusted operating earnings per share	1.23	1.53	5.78	6.08	5.76

For the Three Months Ended March 31, 2017 Compared to the Three Months Ended March 31, 2016

Adjusted operating earnings was $44.9 million ($1.23 per share) for the three months ended March 31, 2017 compared to $55.9 million ($1.53 per share) for the three months ended March 31, 2016. The decrease was primarily due to lower adjusted operating EBITDA and higher unallocated corporate expenses, as well as additional non-cash interest expense from the orbital securitization liability and a higher effective income tax rate on adjusted operating earnings.

Income tax expense on adjusted operating earnings for the three months ended March 31, 2017 was $10.4 million (effective tax rate of 18.8%) compared to $9.1 million (effective tax rate of 14.0%) for the three months ended March 31, 2016. The increase in the effective income tax rate on adjusted operating earnings was primarily due to the change in mix of income from various jurisdictions.

For the Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015

Adjusted operating earnings was $211.0 million ($5.78 per share) for the year ended December 31, 2016 compared to $221.1 million ($6.08 per share) for the year ended December 31, 2015. The decrease was primarily due to slightly lower adjusted operating EBITDA and higher unallocated corporate expenses, partially offset by a lower effective income tax rate on adjusted operating earnings.

Income tax expense on adjusted operating earnings for the year ended December 31, 2016 was $34.2 million (effective tax rate of 13.9%) compared to $39.6 million (effective tax rate of 15.2%) for the year ended December 31, 2015. The decrease in the effective income tax rate on adjusted operating earnings was primarily due to the change in mix of income from various jurisdictions.

For the Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014

Adjusted operating earnings was $221.1 million ($6.08 per share) for the year ended December 31, 2015 compared to $208.0 million ($5.76 per share) for the year ended December 31, 2014. The increase was primarily due to higher operating EBITDA and a lower effective income tax rate on adjusted operating earnings.

Income tax expense on adjusted operating earnings for the year ended December 31, 2015 was $39.6 million (effective tax rate of 15.2%) compared to $46.8 million (effective tax rate of 18.4%) for the year ended December 31, 2014. The decrease in the effective income tax rate on adjusted operating earnings was primarily due to the change in mix of income from various jurisdictions.

During the year ended December 31, 2014, MDA recognized a net expense of $52.6 million for costs and activities related to the defense and settlement of the litigation brought by ViaSat. The amount consisted of a charge of $69.2 million for MDA’s share of the settlement obligation and $5.4 million for associated legal fees and other costs. The expense was partially offset by a gain of $22.0 million for the reversal of certain purchase accounting provisions that were set up in relation to the litigation and associated activities and were no longer required after the settlement.

Adjusted operating EBITDA

MDA defines adjusted operating EBITDA as earnings before interest, taxes, depreciation and amortization, and adjusted for certain corporate expenses and items affecting comparability as specified in the calculation of adjusted operating earnings. Adjusted operating EBITDA is presented on a basis consistent with MDA’s internal management reports. MDA discloses adjusted operating EBITDA to capture the profitability of its business before the impact of items not considered in management’s evaluation of operating unit performance. MDA also discloses segment operating EBITDA as a measure of each reporting segment’s profitability and contribution to adjusted operating EBITDA.

The following table reconciles net earnings to EBITDA and adjusted operating EBITDA for the periods indicated:

	Three months ended March 31,		Years ended December 31,
	2017	2016	2016	2015	2014
	($) millions
Net earnings	5.9	40.7	139.6	142.8	47.1
Depreciation and amortization	25.1	26.0	102.6	99.5	82.3
Net finance expense	14.0	12.9	49.4	46.4	34.1
Income tax expense	7.5	8.4	31.8	43.7	37.5

EBITDA	52.5	88.0	323.4	332.3	201.0
Corporate expense	5.3	4.2	16.5	10.9	10.1
Share-based compensation expense	6.5	3.9	19.3	14.1	49.4
Executive compensation settlement	—	—	3.0	—	—
Enterprise improvement costs	—	4.8	4.8	12.9	15.6
Foreign exchange differences	(0.2)	(3.8)	3.7	6.6	10.4
ViaSat settlement and associated activities	—	—	—	—	52.6
Employee benefit expense	—	—	—	—	8.2
Acquisition related expense	10.7	—	—	—	0.9
Restructuring costs	14.3	—	—	—	—

Adjusted operating EBITDA	89.2	97.2	370.7	376.8	348.2

For the Three Months Ended March 31, 2017 Compared to the Three Months Ended March 31, 2016

For the three months ended March 31, 2017, adjusted operating EBITDA was $89.2 million and adjusted operating EBITDA as a percentage of consolidated revenues (“adjusted operating EBITDA margin percentage”) was 18.0%. This is compared to adjusted operating EBITDA of $97.2 million and adjusted operating EBITDA margin percentage of 17.3% for the three months ended March 31, 2016. The increase in adjusted operating EBITDA margin percentage was primarily due to the net impact of the mix of activity between business segments and lines of business and the benefits from enterprise improvement initiatives implemented in prior periods.

For the Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015

For the year ended December 31, 2016, adjusted operating EBITDA was $370.7 million and adjusted operating EBITDA margin percentage was 18.0%. This is compared to adjusted operating EBITDA of $376.8 million and adjusted operating EBITDA margin percentage of 17.8% for the year ended December 31, 2015. The decrease in adjusted operating EBITDA was primarily due to a contract loss provision of $10.0 million on a program in the Surveillance and Intelligence segment. The program involved significant technology development work on a space robotics vehicle and was undertaken as a firm fixed price contract. The estimated loss resulted from a change in estimate of development and engineering costs to complete the program after it became evident that the design, specifications and testing requirements of the contract were significantly more complex than the original assessment. MDA has processes and systems in place to reasonably measure and monitor the technical and financial performance of contracts and MDA, together with its customers, continuously monitors these projects to identify early warnings related to these risks. In addition, MDA implements risk management and mitigation techniques as part of its program management processes. MDA considers this kind of adjustment to be an isolated incident. However, there can be no assurance that other contracts will not incur a significant cost overrun. Excluding this contract loss provision, adjusted operating EBITDA margin percentage would have been 18.4% for the year ended December 31, 2016. The increase in adjusted operating EBITDA margin percentage compared to the year ended December 31, 2015 was primarily due to the net impact of the mix of activity between business segments.

MDA continues to face strong competition, particularly in the communications satellite market. To successfully compete in this market, MDA conducts extensive MDA-funded research and development activities. Costs associated with these activities may either be capitalized as internally developed technologies or expensed as incurred depending on certain accounting criteria. For the year ended December 31, 2016, a higher portion of these costs met the accounting criteria to be capitalized, thereby increasing adjusted operating EBITDA when comparing year over year.

For the Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014

For the year ended December 31, 2015, adjusted operating EBITDA was $376.8 million and adjusted operating EBITDA margin percentage was 18%. This is compared to adjusted operating EBITDA of $348.2 million and adjusted operating EBITDA margin percentage of 17% for the year ended December 31, 2014. The increase in adjusted operating EBITDA margin percentage reflected the net impact of the mix of activity, lower levels of subcontract activity on certain construction programs in 2015, and the timing of recognition or adjustment of contract loss provisions. In addition, MDA recognized higher amounts of investment tax credits in 2015. The amount of investment tax credits recognized year over year may vary significantly depending on various factors, including the timing of tax filings, the status of tax audits and other circumstances that may impact whether there is reasonable assurance that the government assistance will be received.

Adjusted operating EBITDA margin percentage will fluctuate from period to period with changes in the revenue mix, including the proportion of construction contracts and services contracts, the volume of subcontract activity, and the contract life cycle of large dollar value contracts. In addition, MDA revises cost and revenue estimates on contracts in the ordinary course of business. When applying the percentage of completion method of revenue recognition, the inception to date impact of changes in estimates, including the recognition or reversal of a contract loss provision, is recognized in the period the changes are determined by management and may impact margin percentages.

Results of Operations by Reporting Segment

MDA analyzes financial performance by segments, which group related activities within MDA. MDA’s two reportable operating segments are Communications and Surveillance and Intelligence. Inter-segment transactions have been eliminated from the segmented financial information discussed below.

Communications

MDA offers solutions for cost-efficient global delivery of a broad range of services, including television and radio distribution, broadband internet, and mobile communications. MDA is a leading supplier of communication satellites, satellite payloads, satellite antenna subsystems, and associated ground infrastructure and support services. MDA’s principal customers in this sector are communication satellite operators, communication satellite manufacturers, and government agencies worldwide.

The following table provides selected financial information for the Communications segment.

	Three months ended March 31,		Years ended December 31,
	2017	2016	2016	2015	2014
	($ millions)
Revenues	332.0	403.2	1,441.6	1,508.2	1,494.1
Operating EBITDA	50.5	59.5	213.3	210.2	187.4

For the Three Months Ended March 31, 2017 Compared to the Three Months Ended March 31, 2016

Revenues

Revenues from the Communications segment decreased $71.2 million, or 17.7%, from $403.2 million for the three months ended March 31, 2016 to $332.0 million for the three months ended March 31, 2017. For the past several quarters, including the first three months of 2017, revenues were negatively impacted by a lower number of satellite contracts awarded in the geostationary communications satellite industry and to MDA over the last two years, resulting in fewer satellites under construction at MDA’s manufacturing facility in Palo Alto, California. Satellite operators in the geostationary communications satellite industry have continued to delay awards to assess competing technologies, shifts in customer demand and regional capacity and pricing issues. This has resulted in fewer awards in the industry over the last two years. MDA expects this lower level of revenue to continue until such time as the geostationary communications satellite market stabilizes and growth resumes. MDA remains positive on the long-term health of the geostationary communications satellite industry based on video stability and data-centric application growth. MDA is confident in its ability to adapt to changes in customer demand and maintain its leading market share position in the face of technological innovation.

Operating EBITDA

Operating EBITDA margin percentage from the Communications segment for the three months ended March 31, 2017 was 15.2% compared to 14.8% for the three months ended March 31, 2016. The margin improvement reflected, among other items, the mix of construction contracts in progress and the benefits from enterprise improvement initiatives implemented at MDA’s Palo Alto manufacturing facility in prior periods.

First Quarter 2017 Operational Highlights

Notable bookings in the Communications segment announced in the three months ended March 31, 2017 included:

•	an authorization to proceed from Airbus Defence and Space for the provision of multiple communication antenna subsystems to be integrated into the EUTELSAT-5WB communication satellite; and

•	an authorization to proceed from The Boeing Company for the provision of three Ku-band communication subsystems that will replace aging Ku-band communication subsystems.

In March 2017, the Echostar XXIII satellite, designed and built for EchoStar Corporation, was launched and successfully performed post-launch maneuvers according to plan. The highly flexible Ku-band satellite is capable of providing service from multiple orbital slots and is expected to provide high-power direct-to-home services in Brazil.

For the Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015

Revenues

Revenues from the Communications segment decreased $66.6 million, or 4.4%, from $1,508.2 million for the year ended December 31, 2015 to $1,441.6 million for the year ended December 31, 2016. For the year ended December 31, 2016, revenues were negatively impacted by a lower number of satellite contracts awarded in the geostationary communications satellite industry and to MDA over the last two years, resulting in fewer satellites under construction in the second half of the year compared to the year ended December 31, 2015. The number of awards in the geostationary communications satellite market remained below its historical average for a second year as satellite operators delayed awards to consider competing technologies and to assess regional capacity and pricing issues. MDA continues to maintain the leading market share position for both traditional geostationary and high throughput satellites, but since the overall market awards have decreased, MDA has achieved fewer awards for the years ended December 31, 2016 and December 31, 2015 than in prior years. MDA expects this lower level of revenue to continue until such time as growth in the communications satellite market improves. MDA remains positive on the long-term health of the geostationary communications satellite industry, where new orders will include replacement satellites as well as satellites to serve increasing end customer demands, and expects market demand to rebound in fiscal years 2017 and 2018.

Changes in revenues from year to year are influenced by the size, timing and number of satellite contracts awarded in the current and preceding years and the length of the construction period for satellite contracts awarded. Revenues on satellite contracts are recognized on a percentage of completion method over the construction period, which can range between 20 to 36 months and up to 48 months in special situations.

Operating EBITDA

Operating EBITDA margin percentage from the Communications segment for the year ended December 31, 2016 was 14.8% compared to 13.9% for the year ended December 31, 2015. The margin improvement reflected, among other items, the mix of construction contracts in progress and the impact of enterprise improvement initiatives at MDA’s Palo Alto manufacturing facility.

Subcontract work from SSL remains an important mechanism to support growth in Canada, as MDA’s satellite sub-system facilities in Montreal manufacture antennas and other key components on certain SSL satellites. Further, once MDA’s digital payload product developments are complete, supply of this equipment to SSL should also bolster MDA’s satellite subsystems business.

2016 Operational Highlights

The stronger U.S. dollar relative to the Euro over the last two years has impacted MDA’s ability to compete against its European competitors, putting pricing pressure on bids primarily in the commercial communications satellite market. For the year ended December 31, 2016, MDA booked orders to build four communication satellites compared to five communication satellites for the year ended December 31, 2015. These communication satellites consisted of:

•	the Eutelsat 7C satellite for Eutelsat Communications, a high-power all-electric communication satellite that will provide broadcast services to multiple regions including Africa, the Middle East and Turkey;

•	the Intelsat 39 satellite for Intelsat S.A., a high-power communication satellite that will provide data networking and video distribution services in Africa, Europe, the Middle East, and Asia; and

•	the SXM-7 and SXM-8 satellites for SiriusXM, two high-power satellites that will provide continuous and reliable delivery of audio entertainment and data services.

MDA also booked several orders relating to low Earth orbit (“LEO”) satellites in 2016:

•	a contract with Telesat to build a prototype Ka-band satellite. Telesat plans to launch the satellite in 2017 as part of the test and demonstration phase for a global constellation;

•	a contract with an undisclosed customer to build a LEO satellite. MDA will also provide the launch and operate the satellite on orbit; and

•	a contract with OneWeb Satellites to develop and manufacture 3,600 communication antenna subsystems for integration on 900 satellites for the OneWeb LEO constellation. MDA is manufacturing the antenna subsystems at its facilities in Montreal, Quebec.

Other notable bookings in the Communications segment for the year ended December 31, 2016 included:

•	a contract with Thales Alenia Space, prime contractor for the O3b constellation, to provide 96 communication antenna subsystems;

•	contracts with Airbus Defence and Space to develop and provide multiple communication subsystems to be integrated into the Inmarsat-6 mobile communication satellites;

•	two contracts with Thales Alenia Space to provide four subsystems to be installed on the Sentinel environmental monitoring satellites, part of Europe’s Copernicus program; and

•	a contract with The Boeing Company to provide a communication subsystem to be installed on the Boeing 702MP satellite platform.

For the year ended December 31, 2016, a record eleven geostationary satellites built by MDA were successfully launched and commenced operations, including three advanced high throughput satellites.

•	In the first quarter, the Eutelsat 65 West A satellite was launched for Eutelsat Communications. Post-launch, MDA and Eutelsat Communications have successfully carried out transmissions in Extremely High Frequencies using an experimental payload on the satellite. The two companies are analyzing the potential of the Q/V band as an enabler of future terabit satellite broadband programs.

•	In the second quarter, four satellites built by MDA were launched including: JCSAT-14, a communications satellite built for Sky Perfect JSAT Corporation; Intelsat 31, an advanced high-power satellite built for Intelsat S.A.; EchoStar XVIII, a high-power multi-spot beam satellite built for DISH Network LLC; and BRIsat, a satellite built for PT. Bank Rakyat Indonesia (Persero) Tbk., one of Indonesia’s largest state-owned banks.

•	In the third quarter, two satellites built by MDA were launched including: JCSAT-16, a satellite built for Sky Perfect JSAT Corporation and Intelsat 36, a satellite built for Intelsat S.A.

•	In the fourth quarter, four satellites built by MDA were launched including: Sky MusterTM II, a high throughput satellite built for Australia’s national broadband network (nbnTM); EchoStar XIX, a high throughput satellite built for Hughes Network Systems, LLC; JCSAT-15, a satellite built for Sky Perfect JSAT Corporation; and Star One D1, a high throughput satellite built for Embratel Star One.

In 2014, MDA declared force majeure with respect to the ground infrastructure of its communication satellite program in the Ukraine, and its position was accepted by its Ukrainian customer. There has been no significant development on the program following the force majeure. MDA has completed work on the spacecraft, which is in storage. With the force majeure in place and no new funding available at present to address the force majeure impact, any other further work on the program is uncertain.

For the Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014

Revenues

Revenues from the Communications segment increased $14.1 million, or 0.9%, from $1,494.1 million for the year ended December 31, 2014 to $1,508.2 million for the year ended December 31, 2015. Revenues from Communications for the year ended December 31, 2015 were consistent with the year ended December 31, 2014, as the decrease in the volume of flow-through items on satellite construction programs was offset by the impact of foreign currency translation.

Operating EBITDA

Operating EBITDA margin percentage from Communications for the year ended December 31, 2015 was 13.9% compared to 12.5% for the year ended December 31, 2014. The increase reflected, among other items, lower volume of flow-through items in the current year and improved margins at MDA’s satellite systems facility in Montreal due to the recognition of higher investment tax credits and the impact of foreign currency translation.

2015 Operational Highlights

For the year ended December 31, 2015, MDA booked orders to build five communication satellites. These communication satellites consisted of:

•	The BSAT-4a satellite for Broadcasting Satellite System Corporation, a leading broadcasting satellite operator in Japan. The satellite will expand the availability of advanced television services in Japan;

•	The Azerspace-2/Intelsat 38 satellite for Azercosmos, in partnership with Intelsat S.A. Azercosmos, the national satellite operator of Azerbaijan, will use the satellite to support the growing demand for direct-to-home, government, and network services in Europe, Central and South Asia, the Middle East, and sub-Saharan Africa. For Intelsat, the satellite will provide continuity of service for the Intelsat 12 satellite, which currently hosts direct-to-home platforms for Central and Eastern Europe and the Asia-Pacific region;

•	The Telstar 18 Vantage and Telstar 19 Vantage satellites for Telesat Canada, one of the world’s top satellite operators. The Telstar 18 Vantage satellite will expand Telesat’s capacity over the Asia Pacific region. The Telstar 19 Vantage satellite will serve growing markets in Latin America, the North Atlantic Ocean, the Caribbean and Northern Canada; and

•	The Telkom-4 satellite for PT Telkom Indonesia (Persero) Tbk, the largest telecommunications and network provider in Indonesia. The satellite will provide fixed satellite services in Indonesia, India and Southeast Asia.

Other notable bookings in the Communications segment for the year ended December 31, 2015 included:

•	a contract with Aselsan Electronic Industries Inc. to provide Ku-band payload equipment for a communications satellite subsystem;

•	a contract with The Boeing Company to provide a communication antenna subsystem; and

•	a contract with Lockheed Martin to develop two communication subsystems.

A number of satellites built by MDA were successfully launched and put into operation in 2015: the Thor 7 satellite built for Telenor Satellite Broadcasting; the Star One C4 satellite built for Embratel Star One; the Intelsat 34 satellite built for Intelsat S.A.; and the Sky Muster satellite built for Australia’s national broadband network (nbnTM).

Surveillance and Intelligence

MDA offers end-to-end solutions to monitor changes and activities around the globe to support the operational needs of government agencies, both military and civilian, and commercial customers. MDA is a leading supplier of space-based and airborne surveillance solutions, imaging satellite ground systems, geospatial information services, and associated support services. MDA also supplies robotic systems for the space and terrestrial markets.

The following table provides selected financial information for the Surveillance and Intelligence segment.

	Three months ended March 31,		Years ended December 31,
	2017	2016	2016	2015	2014
	($ millions)
Revenues	162.4	159.2	622.2	609.2	604.8
Operating EBITDA	38.6	37.7	157.4	166.6	160.8

For the Three Months Ended March 31, 2017 Compared to the Three Months Ended March 31, 2016

Revenues

Revenues from the Surveillance and Intelligence segment increased $3.2 million, or 2.0%, from $159.2 million for the three months ended March 31, 2016 to $162.4 million for the three months ended March 31, 2017. The increase was primarily due to higher revenue from contracts in the emerging markets sector, which includes the U.S. government space and defense markets.

Operating EBITDA

Operating EBITDA margin percentage from Surveillance and Intelligence for the three months ended March 31, 2017 was 23.8%, which was comparable to 23.7% for the three months ended March 31, 2016.

First Quarter 2017 Operational Highlights

Notable bookings in the Surveillance and Intelligence segment announced in the three months ended March 31, 2017 included:

•	a contract with DARPA, as a partner on its RSGS program, to develop advanced capabilities for servicing and maintaining spacecraft in geostationary orbit. MDA is expected to provide a spacecraft to carry the robotic servicing payload and will manage integration and operation of the spacecraft. This award comes in addition to the 2016 award for the design and build of the robotic arm flight hardware for the RSGS program. DARPA’s RSGS program will be the foundation of a new business for MDA that will serve both commercial and government operators with repair, upgrade, relocation, and refueling of on-orbit assets;

•	a master services agreement to modernize the land administration infrastructure for an undisclosed international customer as well as an initial award for the initial design phase of a long-term modernization service; and

•	three contract amendments with international customers to provide information collected by the RADARSAT-2 satellite.

During the three months ended March 31, 2017, MDA was also selected by NASA’s Jet Propulsion Laboratory to provide a spacecraft platform for a NASA Discovery Mission to explore the metallic asteroid 16 Psyche.

For the Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015

Revenues

Revenues from Surveillance and Intelligence increased $13.0 million, or 2.1%, from $609.2 million for the year ended December 31, 2015 to $622.2 million for the year ended December 31, 2016. The increase was primarily due to higher activity on certain airborne surveillance and satellite ground system programs as well as higher revenue from contracts in the emerging markets sector.

Operating EBITDA

Operating EBITDA margin percentage from Surveillance and Intelligence for the year ended December 31, 2016 was 25.3%, compared to 27.3% for the year ended December 31, 2015. The decrease was primarily due to a contract loss provision of $10.0 million recognized for the year ended December 31, 2016 resulting from a change in the estimate of development and engineering costs to complete a firm fixed price program. Operating EBITDA margin percentage can also vary from period to period with changes in the sales mix.

2016 Operational Highlights

Order intake in the Surveillance and Intelligence segment remained solid across the different markets. Of particular note, in 2016, MDA was awarded several contracts in the emerging markets sector, which includes the U.S. government space and defense markets. Some of these bookings were:

•	a contract with NASA’s Jet Propulsion Laboratory (“JPL”) to conduct first phase design studies for a spacecraft on the Asteroid Redirect Mission. NASA is developing a first-ever robotic mission to visit a large near-Earth asteroid, collect a multi-ton boulder from its surface, and redirect the boulder into a lunar orbit so it can be explored by astronauts in the 2020s;

•	a contract with NASA’s JPL to design and build the Sample Handling Assembly for the Mars 2020 Mission. The robotic arm will be used on a rover vehicle exploring Mars to collect, process and store rock and soil samples from the planet’s surface;

•	a contract with DARPA to design and build robotic arm flight hardware for the first phase of the agency’s RSGS program; and

•	a contract with NASA Goddard Space Flight Center to provide a spacecraft bus for its Restore-L servicing mission. The Restore-L mission will demonstrate the ability to extend the life of a satellite in low Earth orbit, and is scheduled to launch in 2020. The contract includes a three-year core period and a two-year indefinite-delivery-indefinite-quantity portion.

Other notable bookings in the Surveillance and Intelligence segment announced in 2016 included:

•	a contract with Terra Bella to build six LEO satellites for earth imaging;

•	contracts with DigitalGlobe to provide new ground station solutions to two international customers. The ground stations will receive and process imagery and data from DigitalGlobe’s satellite constellation, and are also configurable to receive and process data from the RADARSAT-2 satellite;

•	a contract with the Government of Canada to provide an advanced global maritime and Arctic surveillance solution for the Department of National Defence. Named Polar Epsilon 2, the solution will be capable of receiving and exploiting information from the Radarsat Constellation Mission satellites to provide timely maritime information over vast areas;

•	a contract with Malin Space Science Systems to design and build the camera focus mechanisms for NASA’s Mars 2020 Rover instrument. Named SHERLOC, the instrument will be used to study Mars’ surface and support the selection of return samples;

•	a follow-on contract with National Geospatial-Intelligence Agency to continue providing MDA’s patented Persistent Change Monitoring solution, which allows for efficient monitoring of the effects of climate change, urban sprawl, deforestation, wetlands loss, and other concerns;

•	a contract with ViaSat Inc. to establish a repair, maintenance and upgrade service facility for ViaSat’s Link 16 military communication terminals;

•	a four-year contract with the European Maritime Safety Agency (“EMSA”) to provide RADARSAT-2 information to support EMSA in the areas of maritime safety, law enforcement, border security, fisheries control, and marine pollution monitoring; and

•	contract amendments with the Canadian Space Agency to provide additional funding to support the ongoing robotic operations of the Mobile Servicing System on the International Space Station.

In the third quarter of 2016, the first four SkySat satellites built by MDA for Terra Bella’s LEO constellation were successfully launched.

For the Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014

Revenues

Revenues from Surveillance and Intelligence increased $4.4 million, or 0.7%, from $604.8 million for the year ended December 31, 2014 to $609.2 million for the year ended December 31, 2015. The increase was primarily due to having a full year of revenue from the Advanced Systems business acquired from General Dynamics Information Systems, Inc. in the fourth quarter of 2014 partially offset by lower revenues from the Radarsat Constellation Mission program and unmanned aerial vehicle surveillance solution programs. The Radarsat Constellation Mission is a constellation consisting of three Earth observation satellites which is currently being developed under contract with the Canadian Government and is expected to launch in 2018.

Operating EBITDA

Operating EBITDA margin percentage from Surveillance and Intelligence for the year ended December 31, 2015 was 27.3% compared to 26.6% for the year ended December 31, 2014. Operating EBITDA for 2015 included, among other items, foreign exchange losses of $6.7 million on fair valuation of unhedged commitments related to the launch of the Radarsat Constellation Mission.

2015 Operational Highlights

Notable bookings in the Surveillance and Intelligence segment for the year ended December 31, 2015 included:

•	multiple contracts with Airbus Defence and Space to modernize the U.S. Air Force’s five Eagle Vision mobile ground stations;

•	a six-year contract with the European Space Agency to extend the provision of Radarsat-2 information in support of the European Union’s Copernicus program;

•	multiple contracts and amendments with the Canadian Space Agency to extend the ongoing support for the Mobile Servicing System (“MSS”) on the International Space Station and to design and develop upgraded camera systems for the MSS;

•	a five-year, indefinite delivery/indefinite quantity contract with the U.S. Air Force. Under this contract, MDA will support the U.S. Air Force with a high-precision flight path safety system that aids the design of airport approach and departure flight paths for pilots;

•	a contract with DARPA to study on-orbit robotic assembly of geostationary satellites. The program will enable MDA to demonstrate its advanced robotics capabilities;

•	an indefinite delivery/indefinite quantity contract with an undisclosed customer to provide information products and services derived from spaced-based imagery, open-source information and geospatial data;

•	a contract with NASA to develop on-orbit robotic assembly technology. This program builds on the DARPA funded study and moves the concept to a ground demonstration; and

•	a contract with DigitalGlobe to upgrade multiple international ground stations in order to receive and process imagery and data directly from DigitalGlobe’s WorldView-4 satellite, which launched in 2016, in addition to its existing satellite constellation.

Liquidity and Capital Resources

MDA’s principal sources of liquidity are cash provided by operations, collection or securitization of orbital receivables and access to credit facilities and equity capital resources, including public common share offerings. MDA’s primary short-term cash requirement is to fund working capital, including supplier payments on long-

term construction contracts and fixed overhead costs. Working capital requirements can vary significantly from period to period. MDA’s medium-term cash requirements are to service and repay debt and to invest in facilities, equipment, technologies, and research and development for growth initiatives. Cash is also used to pay dividends and finance other long-term strategic business initiatives.

MDA believes that its principal sources of liquidity will be sufficient to enable MDA to meet its present and future cash needs and anticipated operating, capital expenditure, growth, investment, debt service, dividend and other financial requirements in the near term.

During the third quarter of 2016, MDA signed a revolving securitization facility agreement with an international financial institution. Under the terms of the agreement, MDA may offer to sell up to US$400 million of eligible orbital receivables from time to time with terms of seven years or less discounted to face value using prevailing market rates. Subsequent to signing the agreement, MDA executed two drawdowns and sold orbital receivables with book value of $148.6 million (US$112.1 million) for net proceeds of $163.0 million (US$123.1 million). The proceeds of the drawdowns were used to pay down long-term debt but the facility will ultimately be used to help fund growth initiatives.

The orbital receivables that were securitized remain on MDA’s balance sheet as MDA continues to service the orbital receivables and has retained substantially all of the risks and rewards of ownership. The net proceeds received have been recognized as a securitization liability that has been subsequently measured at amortized cost using the effective interest rate method. The securitized orbital receivables and the securitization liability are being drawn down as payments are received from customers and passed on to the international financial institution. MDA continues to recognize orbital income on the orbital receivables that are subject to the securitization transactions and recognizes interest expense to accrete the securitization liability to the value at maturity. The net impact to operating earnings and operating earnings per share is negative as interest savings from long-term debt repayments do not fully offset the additional accretion interest.

Cash Flows

The following table contains a summary of MDA’s cash flows for the fiscal years indicated:

	Three months ended March 31,		Years ended December 31,
	2017	2016	2016	2015	2014
	($ millions)
Cash provided by operations(1)	51.5	90.5	332.2	321.3	244.2
Changes in operating assets and liabilities	(76.7)	(90.7)	(159.5)	(186.1)	(166.0)

Cash provided by (used in) operating activities	(25.2)	(0.2)	172.7	135.2	78.2
Cash used in investing activities	(33.0)	(24.3)	(132.3)	(105.5)	(135.8)
Cash provided by (used in) financing activities	49.5	5.9	(84.2)	(11.6)	21.6
Effect of foreign currency on cash and cash equivalents	(0.2)	(5.0)	(2.9)	6.4	2.8
Cash and cash equivalents, beginning of period	(5.1)	41.6	41.6	17.1	50.3

Cash and cash equivalents, end of period(2)	(14.0)	18.0	(5.1)	41.6	17.1

(1)	Before changes in operating assets and liabilities.
(2)	Cash and cash equivalents less bank overdraft.

Operating Activities

For the three months ended March 31, 2017, MDA used $25.2 million in operating activities after changes in non-cash working capital items compared to $0.2 million for the three months ended March 31, 2016. The decrease was primarily due to lower adjusted operating EBITDA and an increase in net working capital. Cash flows from operating activities can vary significantly from period to period as a result of MDA’s working capital requirements, given its portfolio of large construction programs and the timing of milestone receipts and payments with customers and suppliers in the ordinary course of business. Investment in working capital is also necessary to build MDA’s business and manage lead times in construction activities. The increase in working capital during the three months ended March 31, 2017 was primarily due to an increase in unbilled receivables on construction contracts and the continued draw down on the pool of advance payments received from customers in prior periods. Working capital was also impacted by extended payment terms on one satellite program and the payment of variable pay to employees. MDA expects working capital account balances to continue to vary from period to period. MDA efficiently funds its working capital requirements with the revolving loan facility.

MDA generated $172.7 million in cash flow from operations for the year ended December 31, 2016, compared to $135.2 million for the year ended December 31, 2015, after changes in non-cash working capital items. For the years ended December 31, 2016 and December 31, 2015, cash flow from operating activities was negatively impacted by increases in net working capital. For the year ended December 31, 2016, the increase in net working capital, or more specifically, the reduction in the net working capital deficiency, was primarily due to a reduction of construction contract liabilities. MDA has historically maintained a net non-cash working capital deficiency due to the large pool of advance payments received from customers on satellite construction programs. In fiscal year 2016, MDA drew down this pool of advance payments as a record number of satellites were completed and launched during the year, resulting in a decrease in construction contract liabilities and reduction of the net non-cash working capital deficiency. Working capital was also impacted by extended payment terms on one satellite program and the recognition of investment tax credits.

In May 2016, MDA was awarded a contribution agreement by the Government of Canada under the Technology Demonstration Program, which provides government assistance to support large-scale research and development projects. The agreement will provide non-repayable matching contributions of up to $31.5 million for eligible costs incurred by MDA in connection with its digital payload program and other research and development projects. For the year ended December 31, 2016, MDA received $6.1 million of funding under this agreement.

MDA generated $135.2 million in cash flow from operations for the year ended December 31, 2015 compared to $78.2 million for the year ended December 31, 2014, after changes in non-cash working capital items. This increase was primarily due an increase in earnings before interest, income taxes and depreciation and amortization partially offset by a larger increase in net non-cash working capital in 2015 compared to 2014. In 2015, net non-cash working capital increased due to the timing of payment of accounts payable and employee benefit liabilities as well as the recognition of investment tax credits for accounting purposes.

Investing Activities

Cash used in investing activities was $33.0 million for the three months ended March 31, 2017 compared to $24.3 million for the three months ended March 31, 2016. The major investing activities during the three months ended March 31, 2017 were purchases of property, plant and equipment of $10.4 million, compared to $8.0 million for the three months ended March 31, 2016, and investments in technologies and software of $23.7 million, compared to $16.2 million for the three months ended March 31, 2016. Investments in technology and software were higher in the three months ended March 31, 2017 as MDA capitalized higher levels of costs relating to the internal development of key technologies, including the digital payload program.

Cash used in investing activities was $132.3 million for the year ended December 31, 2016 compared to $105.5 million for the year ended December 31, 2015. This increase was primarily due to an increase in purchases of property, plant and equipment and investments in technology and software. The major investing activities for the year ended December 31, 2016 were purchases of property, plant and equipment of $52.2 million, compared to $31.7 million for the year ended December 31, 2015, and investments in technologies and software of $81.2 million, compared to $48.7 million for the year ended December 31, 2015. Purchases of property, plant and equipment were higher in fiscal year 2016 as MDA made investments in leasehold improvements to move certain manufacturing operations to new leased facilities. Investments in technology and software were higher in fiscal year 2016 as MDA capitalized higher levels of costs relating to the internal development of key technologies, including its digital payload program.

Cash used in investing activities was $105.5 million for the year ended December 31, 2015 compared to $135.8 million for the year ended December 31, 2014. The major investing activities for the year ended December 31, 2015 were purchases of property, plant and equipment of $31.7 million compared to $58.0 million for the year ended December 31, 2014, and investments in technologies and software of $48.7 million for the year ended December 31, 2015 compared to $34.7 million for the year ended December 31, 2014. Purchases of property, plant and equipment were higher in fiscal year 2014 due to the construction of a second thermal vacuum test chamber at MDA’s U.S. satellite manufacturing facility. For the year ended December 31, 2015, cash used for investing activities also included an investment in WorldVu Satellites Limited of $32.7 million, and for the year ended December 31, 2014, cash used for investing activities included $41.5 million in the acquisition of Advanced Systems.

Financing Activities

MDA received $49.5 million from financing activities for the three months ended March 31, 2017 compared to $5.9 million for the three months ended March 31, 2016. Financing activities for the three months ended March 31, 2017 included drawdowns totaling $223.5 million under MDA’s revolving loan facility compared to $23.9 million for the three months ended March 31, 2016. MDA used proceeds of $145.4 million from its revolving loan facility to repay its 2017 Term Notes in full upon maturity on February 22, 2017 and a portion of its 2024 Term Notes. Other major financing activities for the three months ended March 31, 2017 included interest payments on long-term debt of $9.4 million, compared to $5.5 million for the three months ended March 31, 2016, and dividend payments of $13.5 million, compared to $13.4 million for the three months ended March 31, 2016.

MDA used $84.2 million for financing activities for the year ended December 31, 2016 compared to $11.6 million for the year ended December 31, 2015. Financing activities provided cash of $21.6 million for the year ended December 31, 2014. The volatility in cash flow from financing activities relates primarily to the timing of drawdowns or repayments under MDA’s revolving loan facility and revolving securitization facility. For the year ended December 31, 2016, financing activities included repayments of $133.9 million under the revolving loan facility compared to drawdowns of $113.4 million for the year ended December 31, 2015 and $165.4 million for the year ended December 31, 2014. For the year ended December 31, 2016, MDA received net proceeds of $163.0 million from drawdowns under its recently signed revolving securitization facility. Other major financing activities for the year ended December 31, 2016 were repayment of a portion of the 2024 Term Notes of $18.4 million (compared to nil for the years ended December 31, 2015 and 2014), and payment of interest on long-term debt amounting to $39.8 million (compared to $35.0 million and $29.1 million for the years ended December 31, 2015 and 2014, respectively). MDA also paid dividends amounting to $53.8 million ($1.48 per common share) for the year ended December 31, 2016 compared to $53.6 million ($1.48 per common share) for the year ended December 31, 2015 and $46.9 million ($1.30 per common share) for the year ended December 31, 2014. Additionally, for the years ended December 31, 2015 and 2014, MDA repaid installments of $42.7 million and $74.4 million, respectively, on the promissory note to Loral Space & Communications Inc. related to the acquisition of SSL.

Credit Facilities

The following table summarizes MDA’s long-term debt.

	March 31, 2017	December 31, 2016	December 31, 2015
	($ millions)
Syndicated credit facility	572.9	349.3	495.5
Senior term notes	301.2	451.5	484.4
Financing fees	(0.5)	(0.6)	(0.7)
Obligations under finance leases	6.0	6.4	7.1

Long-term debt	879.6	806.6	986.3

Syndicated credit facility

MDA has in place a senior secured syndicated credit facility with several North American and international banks. The syndicated credit facility is comprised of a revolving loan facility of up to US$700 million, which can be drawn in Canadian and U.S. dollars. The revolving loan facility includes a US$125 million sub limit under which letters of credit can be issued. In the third quarter of 2016, MDA amended its syndicated credit facility to extend the maturity date by twenty-two months to September 2020. In the second quarter of 2015, MDA amended its syndicated credit facility to increase its revolving loan facility from US$600 million to US$700 million, reduce the interest rates applicable to the drawn and undrawn borrowings under the facility, and extend the maturity date by twelve months to November 2018. The syndicated credit facility is guaranteed by certain of MDA’s subsidiaries and the loans are secured by specific assets of MDA and its subsidiaries.

Loans under the syndicated credit facility bear interest at CDOR or Bankers’ Acceptance plus an applicable margin for Canadian dollar advances, and at U.S. LIBOR plus an applicable margin for U.S. dollar advances. The margin will vary with MDA’s consolidated debt to EBITDA ratio. As of March 31, 2017, the applicable margin was 1.7%. As of December 31, 2016, the applicable margin was 2.0%.

MDA has significant unused borrowing capacity under its syndicated credit facility and ready access to capital markets on an as-required basis to finance growth initiatives.

Senior Term Notes

As noted previously, the 2024 Term Notes were issued pursuant to a twelve-year senior secured note purchase agreement for US$250 million with two major U.S. private lenders. The 2024 Term Notes bear interest at a fixed rate of 4.31% per annum and are repayable in five equal annual installments beginning in November 2020. As a result of the drawdowns of the revolving securitization facility, MDA agreed to prepay a portion of the 2024 Term Notes. MDA prepaid $18.4 million (US$13.7 million) of the principal amount in the fourth quarter of 2016 and prepaid a further principal amount of $13.5 million (US$10.2 million) in the three months ended March 31, 2017.

The 2024 Term Notes are guaranteed by certain of MDA’s subsidiaries and secured by specific assets of MDA and its subsidiaries. The 2024 Term Notes can be repaid, at MDA’s option, in whole or in part, together with accrued interest and a make-whole premium. The 2024 Term Notes rank equally with the obligations under the credit agreements.

As discussed above, the 2017 Term Notes, which were issued pursuant to a long-term debt agreement for US$100 million with a private lender, were repaid in full in February 2017.

Promissory note

MDA had a promissory note payable to Loral Space & Communications Inc. related to the acquisition of SSL. The final installment of $42.7 million (US$33.7 million) on the promissory note was repaid on March 31, 2015.

Debt covenants

As of March 31, 2017 and December 31, 2016, MDA was in compliance with all covenants under its various credit facilities and long-term debt agreements.

Contractual Obligations

MDA enters into contractual obligations in the normal course of business. The following table provides a summary of MDA’s payment obligations in each of the next five years and thereafter, as of December 31, 2016, specifically related to long-term debt, operating leases, purchase obligations and other obligations.

	Payment due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	($ millions)
Bank overdraft	24.1	24.1	—	—	—
Long-term debt obligations(1)	806.7	136.8	3.4	476.3	190.2
Interest obligations on long-term debt(2)	111.0	22.5	45.1	29.0	14.4
Securitization liability (including interest)	203.9	30.4	57.6	58.1	57.8
Operating lease obligations(3)	151.3	42.7	55.3	32.5	20.8
Purchase obligations	672.5	526.3	145.7	0.5	—
Other obligations(4)	43.9	23.3	10.0	5.8	4.8

	2,013.4	806.1	317.1	602.2	288.0

(1)	Long-term debt is presented net of prepaid bank facility fees.
(2)	Interest obligations on MDA’s revolving loan facility have been estimated by assuming that the balance outstanding and applicable interest rate margin in place at December 31, 2016 remain outstanding or in place until the maturity date of September 2020.
(3)	The operating leases were primarily related to rental of office and manufacturing space.
(4)	Other obligations is represented on MDA’s consolidated balance sheet as “Financial liabilities, other”, which was primarily comprised of non-trade payables and deferred fair value losses on foreign exchange forward contracts.

MDA has purchase obligations for goods and services, under legally enforceable agreements with defined terms as to quantity, price and timing of delivery. Most of these purchase obligations are with subcontractors on long-term construction contracts that MDA has with its customers.

No material changes outside the ordinary course of business have occurred with respect to MDA’s specified contractual obligations during the three months ended March 31, 2017.

Capital Expenditures

MDA’s commitment for capital expenditures as at March 31, 2017 and December 31, 2016 is not considered material. MDA’s commitment for capital expenditures as at December 31, 2016 is included in purchase obligations in the preceding table.

For the three months ended March 31, 2017, MDA purchased property, plant and equipment of $10.4 million. For the years ended December 31, 2016, December 31, 2015 and December 31, 2014, MDA purchased property, plant and equipment of $52.2 million, $31.7 million and $58.0 million, respectively.

For the three months ended March 31, 2017, MDA capitalized development of technology and software of $23.7 million. For the years ended December 31, 2016, December 31, 2015 and December 31, 2014, MDA capitalized development of technology and software of $81.2 million, $48.7 million and $34.7 million, respectively. Investments in technology and software were higher in the three months ended March 31, 2017 and fiscal year 2016 as MDA capitalized higher levels of costs relating to the internal development of key technologies, including its digital payload program.

Research and Development

MDA conducts extensive company-funded research and development (“R&D”) activities that involve the experimentation, design, development and testing of innovative next-generation technology for space communications and space surveillance. The satellite manufacturing industry is characterized by technological developments necessary to meet changing customer demand for complex and reliable services and MDA needs to invest in technology to meet its customers’ changing needs. For the last three fiscal years, MDA has devoted significant R&D resources to the development of an advanced flexible payload, satellite bus platform, stationary plasma thruster, advanced solar array technology and other satellite subsystems. The majority of MDA’s R&D activities take place in its manufacturing facilities in Palo Alto, California and Montreal, Canada. MDA also conducts customer-funded R&D under contracts with government and commercial customers and has received government grants in the past from Canadian federal and provincial governments to help fund certain R&D activities.

In May 2016, MDA was awarded a contribution agreement by the Government of Canada under the Technology Demonstration Program, which provides government assistance to support large-scale research and development projects. The agreement will provide non-repayable matching contributions of up to $31.5 million for eligible costs incurred by MDA in connection with its digital payload program and other research and development projects. For the year ended December 31, 2016, MDA received $6.1 million of funding under this agreement.

Costs associated with R&D activities may either be capitalized as internally developed technologies or expensed as incurred depending on certain accounting criteria. The following table provides a summary of company-funded research and development activities, net of government grants, for the fiscal years indicated.

Research and development expense	2016	2015	2014
	($ millions)
Expensed in direct cost, selling general and administration	29.0	32.2	20.5
Capitalized as intangible assets	65.0	35.9	24.7

Total	94.0	68.1	45.2

Off-Balance Sheet Arrangements

As at March 31, 2017, December 31, 2016 and December 31, 2015, MDA’s banks have issued letters of credit for $115.0 million, $112.4 million and $58.5 million, respectively, of which $90.2 million, $93.3 million and $37.5 million, respectively, was guaranteed by Export Development Canada (“EDC”), a Canadian government corporation. MDA uses letters of credit as security for its contract performance, validity of bids it submits and advance payments it receives. They are issued under lines of credit established with several banks.

MDA has also provided an indemnity to EDC in partial support of selected satellite financings provided by EDC. The indemnity is not recognized on the balance sheet and if it were called upon, the maximum value of the indemnity as at March 31, 2017 and December 31, 2016 was $46.9 million (US$35.2 million) and $39.9 million (US$29.8 million), respectively.

MDA has received, in aggregate, the maximum eligible funding of $9.0 million of government grants under a non-refundable contribution agreement with Investissement Québec relating to the expansion of MDA’s satellite systems facility in Montreal. The government grants can become conditionally repayable if certain average employment targets to December 31, 2018 are not met.

In prior years, MDA’s Canadian operations have received funding under contract from the Government of Canada under several programs that support the development of new commercial technologies and products for delivery to customers of the Government of Canada. This funding is subject to possible repayment in the form of royalties, generally not exceeding 5% of future revenues, upon commercialization of that intellectual property by MDA. For the three months ended March 31, 2017 and the years ended December 31, 2016 and 2015, no funding was received under these programs.

Quantitative and Qualitative Disclosures About Market Risk

Refer to Note 22 of the consolidated historical financial statements for the year ended December 31, 2016 for quantitative and qualitative disclosures of MDA’s primary market risk exposures, including credit risk, liquidity risk, interest rate risk and foreign exchange risk.

Critical Accounting Policies and Use of Estimates

The preparation of MDA’s consolidated financial statements in conformity with IFRS requires management to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Estimates, assumptions and judgments are based on historical experience, current conditions and various other assumptions believed to be reasonable under the circumstances. Due to changes in facts and circumstances, and the inherent uncertainty involved in making estimates, actual results may differ significantly from current estimates. Estimates and judgments are reviewed periodically and, as adjustments become necessary, are recognized in earnings in the period in which they become known. The most significant areas that require management to use estimates, assumptions and judgments are discussed below.

Revenue recognition

MDA generates a significant portion of revenues from long-term construction contracts. Revenues from long-term construction contracts, including amounts attributed to customer supplied materials, are recognized using the percentage of completion method based on costs incurred relative to total estimated costs. The inception to date effect of any changes in estimates of contract price or costs to complete is recognized in the period when the change is determined by management. The long-term nature of contracts involves considerable use of judgment and estimates in determining total revenues, total costs, performance incentives, contract risks, and percentage of completion. There are numerous factors to consider, including variances in the contract deliverables, scheduling, labor costs, material costs and productivity. MDA has developed methods and systems to provide reasonably dependable expenditure estimates for its long-term construction contracts.

When management’s estimates indicate that it is probable that total contract costs including allocation of overhead will exceed contract revenue on a construction contract upon completion, a provision for the expected loss is recognized immediately in the period in which the loss becomes evident. For the three months ended March 31, 2017 and the years ended December 31, 2016, 2015 and 2014, MDA has recognized contract loss provisions for certain construction contracts. Management continually reviews the estimates for total contract costs and revenues and adjusts the contract loss provisions as necessary.

MDA enters into certain long-term construction contracts with the Canadian federal government where a portion of the funding received may be contingently repayable. Government assistance relating to long-term construction contracts is treated as an increase in revenue or as a reduction in costs, depending on its nature. MDA reviews all government assistance to determine which of the methods is appropriate in the circumstances. MDA treats amounts received from governments as revenue on contracts when the government is the final customer and where the contract requires that a final product be delivered. In certain cases, MDA retains the commercial rights to the related intellectual property but the government retains the rights to receive a royalty on any commercialization of that intellectual property. MDA treats amounts received from governments as a reduction of costs incurred when funding is provided for the development of a capability or intellectual property.

Income taxes

MDA is subject to taxation in numerous jurisdictions and exercises judgment in estimating the provision for federal, provincial, and foreign income taxes. Income tax laws and regulations can be complex and are potentially subject to different interpretation between MDA and the respective tax authority. Provisions for tax are made using MDA’s best estimate of the amount of tax expected to be paid based on an assessment of all relevant factors. However, the precision and reliability of the estimates are subject to uncertainty and may change as additional information becomes known.

Deferred tax assets are recognized only when it is probable that sufficient taxable profit will be available in future periods against which deductible temporary differences may be utilized. The recognition of deferred income tax assets involves considerable use of judgment and requires management to make estimates and assumptions, including estimates of projected taxable income, the timing of the reversal of temporary differences, the tax rates and laws in each respective jurisdiction and the impact of tax planning strategies. The amount of recognized deferred tax assets may change from period to period due to the uncertainties surrounding these assumptions.

Impairment of non-financial assets

Goodwill is not amortized. MDA tests goodwill for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Goodwill is considered to be impaired and an impairment loss would be recognized in earnings when the carrying amount of the cash generating unit or group of cash generating units to which the goodwill has been allocated exceeds its fair value.

Intangible assets with finite useful lives are amortized over their estimated useful lives. MDA reviews the amortization methods and estimated useful lives of intangible assets annually. As at March 31, 2017, December 31, 2016 and December 31, 2015, MDA did not have any indefinite life intangible assets. MDA tests intangible assets for impairment when events or changes in circumstances indicate that an asset might be impaired. The impairment test compares the carrying amount of the intangible asset with its fair value, and an impairment loss would be recognized in earnings for the excess of carrying value over fair value, if any.

MDA has used independent third party valuation specialists for significant acquisitions to perform purchase price allocations and to identify and attribute values and estimated useful lives to the intangible assets acquired. Details provided in valuators’ reports on cash flows, tax rates, discount rates, capital expenditures, attrition rates and other assumptions used to determine the nature and amount of the individual intangible assets are reviewed by management. This process calls for considerable use of judgment, and requires all parties involved to make estimates and assumptions. These determinations impact the amount of amortization expense to be recognized in future periods over the estimated useful lives of the intangible assets.

Impairment tests of goodwill and intangible assets involve considerable use of judgment and require management to make estimates and assumptions. The fair values of cash generating units are derived from certain valuation models, which consider various factors such as discount rates, future earnings and perpetual growth rates. Changes in estimates and assumptions can affect the reported value of goodwill and intangible assets.

Impairment of financial assets

Financial assets not carried at fair value through earnings are assessed for impairment at each reporting date. A financial asset is impaired if objective evidence indicates that a loss event which negatively affected the estimated future cash flows has occurred after the initial recognition of the asset. Management uses judgment when identifying and assessing objective evidence that may indicate a loss event and when estimating the potential impact on the carrying value of accounts receivable, notes receivable, orbital receivables, and other financial assets. For financial assets measured at amortized cost, the impairment loss is the difference between the carrying amount and the present value of the estimated future cash flows, discounted at the original effective interest rate. If an impairment has occurred, the carrying amount of the asset is reduced, with the amount of the loss recognized in earnings. A permanent impairment loss for an available-for-sale investment is recognized by transferring the cumulative loss previously recognized in other comprehensive income to earnings.

Business combinations

In a business combination, all assets, liabilities and contingent liabilities acquired or assumed are recorded at their fair values at the date of acquisition. Management uses judgment when estimating fair values of the net assets acquired and any contingent consideration to be recognized as part of the initial purchase consideration. The fair value of intangible assets acquired is determined using valuation techniques that require estimation of replacement costs, future net cash flows and discount rates. Changes in the estimates and assumptions used could have a material impact on the amount of goodwill recorded and the amount of depreciation and amortization expense recognized in earnings for depreciable assets in future periods.

Fair valuation of financial instruments

IFRS requires financial instruments to be measured at fair value as at the balance sheet date. In determining fair value, MDA must estimate the price that market participants would sell for, or buy at, in an active liquid market, if there was one. Current market conditions, in which some financial instruments may lack an active market, make it more difficult for MDA to estimate fair value. While management believes the estimates of fair values at the balance sheet date are reasonable, differences in estimates could have an impact on the financial position and results of operations of MDA.

Derecognition of financial assets

IFRS requires that financial assets be derecognized when the rights to receive cash flows from the assets have expired or have been transferred, either outright or through a qualifying pass-through arrangement, and MDA has transferred substantially all of the risk and rewards of ownership of the asset. When MDA retains substantially all of the risks and rewards of transferred assets, the transferred assets are not derecognized and remain on the consolidated balance sheet. Management assesses these criteria using the balance of facts and circumstances of each individual arrangement and applies considerable judgment when making these assessments, particularly when determining whether substantially all the risks and rewards of ownership of the financial assets have been transferred. MDA assessed these criteria in order to determine the appropriate accounting treatment for the orbital securitization transactions executed in 2016 and concluded that MDA has retained substantially all of the risks and rewards of ownership of the orbital receivables. Accordingly, the securitized orbital receivables remain recognized on the consolidated balance sheet and the net proceeds received have been recognized as a securitization liability. Any changes to the conclusions of these assessments could have a material impact on the consolidated financial statements.

Provisions

MDA records a provision when an obligation to a third party exists, the payment is probable and the amount can be reasonably estimated. MDA records a provision based on the best estimate of the expenditure required to settle the present obligation at the balance sheet date. While management believes these estimates are reasonable, differences in actual results or changes in estimates could have an impact on the liabilities and results of operations recorded by MDA.

Pension and other post-retirement benefit obligations

MDA’s obligations and expenses relating to defined benefit pension and other post-retirement benefit plans are determined using actuarial calculations, and are dependent on significant assumptions such as the long-term rate of return on plan assets, the discount rate for pension benefits obligations and the rate of compensation increase. While management believes these assumptions are reasonable, differences in actual results or changes in assumptions could have an impact on the obligations and expenses recorded by MDA.

Share-based compensation

MDA measures the fair value of its share-based compensation awards using the Black-Scholes option pricing model and recognizes the fair value expense on a straight-line basis over the relevant vesting period. Management uses judgment to determine the inputs to the Black-Scholes option pricing model including expected plan lives, underlying share price volatility and forfeiture rates. Changes in these assumptions could have a material impact on the calculation of fair value and the amount of compensation expense recognized in earnings.

Hedge accounting

IFRS specifies the criteria that must be satisfied in order to apply hedge accounting under each of the permitted hedging strategies relevant to MDA. MDA applies considerable judgment when assessing whether a hedging relationship meets the criteria to qualify for hedge accounting and when testing for effectiveness. Hedge accounting is discontinued prospectively when the hedging relationship ceases to be effective or the hedging or hedged items cease to exist as a result of invoicing, maturity, expiry, sale, termination, cancellation or exercise. The fair value of hedged items and hedging instruments are primarily derived from market values adjusted for credit risk, which can fluctuate greatly from period to period. When a hedging relationship does not qualify for hedge accounting, the changes in fair value are recognized immediately in earnings and can result in significant variability in net earnings.

Investment tax credits

MDA recognizes investment tax credits when the reasonable assurance threshold is met. Investment tax credits may be carried forward to reduce future Canadian federal and provincial income taxes payable. MDA applies judgment when determining whether the reasonable assurance threshold has been met to recognize investment tax credits in the consolidated financial statements. For investment tax credits that have not met the criteria to be recognized in the consolidated financial statements, management continually reviews these interpretations and assessments and recognizes the investment tax credits relating to prior period expenses in the period when the reasonable assurance criteria have been met. MDA must interpret eligibility requirements in accordance with Canadian income tax laws and must assess whether future taxable income will be available against which the investment tax credits can be utilized. Any changes in these interpretations and assessments could have a material impact on the amount and timing of investment tax credits recognized in the consolidated financial statements. Furthermore, the amount of investment tax credits recognized in a period may impact adjusted operating EBITDA margin percentages.

Recently Issued Accounting Pronouncements

In July 2014, the International Accounting Standards Board (“IASB”) issued IFRS 9—Financial Instruments, which replaces the earlier versions of IFRS 9 and completes the IASB’s project to replace IAS 39—

Financial Instruments: Recognition and Measurement. IFRS 9 includes a logical model for classification and measurement of financial assets; a single, forward-looking “expected credit loss” impairment model and a substantially-reformed approach to hedge accounting to better link the economics of risk management with its accounting treatment. IFRS 9 is effective for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Earlier adoption is permitted. MDA has commenced a preliminary assessment of the potential impact of IFRS 9 on its consolidated financial statements and does not intend to early adopt the standard.

In May 2014, the IASB issued IFRS 15 - Revenue from Contracts with Customers, which supersedes IAS 18 - Revenue, IAS 11 - Construction Contracts and other interpretive guidance associated with revenue recognition. IFRS 15 provides a single, principles-based five-step model to be applied to all contracts with customers to determine how and when an entity should recognize revenue. The standard also provides guidance on whether revenue should be recognized at a point in time or over time as well as requirements for more informative, relevant disclosures. IFRS 15 is effective for annual periods beginning on or after January 1, 2018 with earlier adoption permitted. MDA has established an implementation plan and intends to adopt IFRS 15 in its financial statements for the annual period beginning on January 1, 2018 and will retrospectively apply IFRS 15 to prior periods.

Based on a preliminary analysis, MDA expects that the significant majority of long-term construction and service contracts currently accounted for under the percentage-of-completion method will meet the requirements for revenue recognition over time under IFRS 15, and MDA will continue to apply a costs incurred to expected total cost model. MDA anticipates that its method for accounting for contract loss provisions will change. A contract with a customer will be considered onerous and a loss provision will be recognized only if it becomes probable that the total estimated direct costs of the contract, excluding allocated overheads, would exceed total contract revenues. Previously, MDA recognized a contract loss provision if it became probable that total contract costs, including allocated overheads, exceeded total contract revenues. The impact of this change in accounting policy, if adopted, would decrease the frequency and amount of contract loss provisions recognized. MDA continues to assess whether there will be a change in the timing of revenue recognition relating to identification of performance obligations as well as accounting for customer options, contract modifications, variable consideration, and financing elements within a contract.

MDA is completing its review of all significant construction and service contracts in place and is in the process of quantifying the amount of adjustments that may be applicable to onerous contracts in addition to adjustments, if any, that may be required relating to identification of performance obligations and for contracts containing customer options, modifications, variable consideration or financing elements and will provide further updates during 2017 as it continues to execute its implementation plan. MDA anticipates that its analysis will be completed during the fourth quarter of 2017.

In January 2016, the IASB issued IFRS 16—Leases, which supersedes IAS 17—Leases. IFRS 16 establishes principles for the recognition, measurement, presentation and disclosure of leases. The standard establishes a single model for lessees to bring leases on-balance sheet while lessor accounting remains largely unchanged and retains the finance and operating lease distinctions. IFRS 16 is effective for annual periods beginning on or after January 1, 2019 with earlier adoption permitted, but only if also applying IFRS 15—Revenue from Contracts with Customers. MDA is currently evaluating the impact of IFRS 16 on its financial statements and does not intend to early adopt the standard.

ADDITIONAL INFORMATION ABOUT MDA

Business

MDA’s two reportable operating segments are Communications and Surveillance and Intelligence.

In the Communications segment, MDA offers solutions for cost-efficient global delivery of a broad range of services, including television and radio distribution, broadband internet, and mobile communications. MDA is a leading supplier of communication satellites, satellite payloads, satellite antenna subsystems, and associated ground infrastructure and support services. MDA’s principal customers in this segment are communication satellite operators, communication satellite manufacturers, and government agencies worldwide.

In the Surveillance and Intelligence segment, MDA offers end-to-end solutions to monitor changes and activities around the globe to support the operational needs of government agencies, both military and civilian, and commercial customers. MDA is a leading supplier of space-based and airborne surveillance solutions, imaging satellite ground systems, geospatial information services, and associated support services. MDA also supplies robotic systems for the space and terrestrial markets.

Organizational Structure and Subsidiaries

MDA operates its business through the following principal operating subsidiaries:

Name of Subsidiary	Country of Incorporation	Percentage Ownership
SSL MDA Holdings, Inc.(1)	USA	100%
Serves as the holding company overseeing the operations for all MDA’s operating subsidiaries.

MDA Communications Holdings, LLC(1)	USA	100%
Serves as a holding and financing company for MDA’s U.S. operations.

MDA Information Systems LLC(1)	USA	100%
Provides geospatial information solutions primarily in the United States.

MDA US Systems LLC	USA	100%
Provides mechanical systems engineering, robotics and mechanisms, and mechanical analyses for systems operating in extreme environments.

Space Systems/Loral, LLC(1)	USA	100%
Designs, manufactures and integrates satellites and satellite systems for commercial and government customers worldwide.

MDA Geospatial Services Inc.(1)	Canada	100%
Provides geospatial information solutions internationally.

MDA Systems Ltd.(1)	Canada	100%

Designs and manufactures ground-based information solutions and services, including Earth observation ground systems, defense information systems, airborne surveillance systems and services, transportation management systems, and space-based information solutions.

MacDonald, Dettwiler and Associates Corporation	Canada	100%
Designs and manufactures systems and subsystems for commercial space communications and remote sensing.

MacDonald, Dettwiler and Associates Inc.	Canada	100%
Designs and constructs advanced robotics for space and terrestrial applications.

MD Information Service (Luxembourg) S.A.R.L.(1)	Luxembourg	100%
Provides inter-company financing to MDA’s U.S. operations.

(1)	Is a “significant subsidiary” of MDA within the meaning of Rule 1-02 of Regulation S-X of the SEC.

Breakdown of Revenues

The following table includes a breakdown of MDA’s revenue in dollars and as a percentage of consolidated revenue by segment and geographic market for the periods indicated:

	Year Ended December 31, 2016
	Communications		Surveillance and Intelligence		Total
	($ millions)
United States	341.9	23.7%	250.5	40.3%	592.4	28.7%
Canada	263.1	18.3%	299.0	48.1%	562.1	27.2%
Asia	393.3	27.3%	20.7	3.3%	414.0	20.1%
Europe	345.8	24.0%	31.3	5.0%	377.1	18.3%
South America	75.2	5.2%	1.7	0.3%	76.9	3.7%
Australia	22.2	1.5%	16.8	2.7%	39.0	1.9%
Others	0.1	0.0%	2.2	0.4%	2.3	0.1%

	1,441.6	100.0%	622.2	100.0%	2,063.8	100.0%

	Year Ended December 31, 2015
	Communications		Surveillance and Intelligence		Total
	($ millions)
United States	385.3	25.5%	239.3	39.3%	624.6	29.5%
Canada	7.7	0.5%	287.8	47.2%	295.5	14.0%
Asia	475.3	31.5%	17.7	2.9%	493.0	23.3%
Europe	444.0	29.4%	40.7	6.7%	484.7	22.9%
South America	149.6	9.9%	2.6	0.4%	152.2	7.2%
Australia	46.2	3.1%	18.4	3.0%	64.6	3.1%
Others	0.1	0.0%	2.7	0.4%	2.8	0.1%

	1,508.2	100.0%	609.2	100.0%	2,117.4	100.0%

	Year Ended December 31, 2014
	Communications		Surveillance and Intelligence		Total
	($ millions)
United States	540.5	36.2%	147.4	24.4%	687.9	32.8%
Canada	3.7	0.2%	326.3	54.0%	330.0	15.7%
Asia	320.0	21.4%	31.2	5.2%	351.2	16.7%
Europe	241.6	16.2%	39.3	6.5%	280.9	13.4%
South America	214.3	14.3%	3.5	0.6%	217.8	10.4%
Australia	173.6	11.6%	54.6	9.0%	228.2	10.9%
Others	0.4	0.0%	2.4	0.4%	2.8	0.1%

	1,494.1	100.0%	604.8	100.0%	2,098.8	100.0%

Business of MDA—Communications

Satellite communications represent a global market driven by strong demand from commercial enterprises, consumers, and governments. Its principal applications are direct-to-home television, digital audio radio, broadband internet, and mobile communications. MDA, through its acquisition of SSL, has over 50 years heritage of performance and delivering reliable solutions in this market, spanning hundreds of communication satellites. MDA has approximately 1.4 million square feet of state-of-the-art manufacturing facilities in Palo Alto, California and another 350,000 square foot facility in Montreal, Quebec.

Communications Satellites

With its satellite manufacturing operations in Palo Alto, California, MDA is a leading supplier of geostationary communications satellites to commercial satellite operators worldwide. MDA’s customers include the world’s largest communications satellite operators, such as Intelsat, S.A., SES S.A., Eutelsat S.A., Telesat Canada, EchoStar Corporation, Asia Satellite Telecommunications Co. Ltd., HISPASAT Group, and DIRECTV, LLC. With over 80 satellites in operation today, MDA has an excellent track record for delivery of commercial communication satellites.

MDA is a leading supplier of direct-to-home television and radio broadcast satellites to commercial broadcast satellite operators.

With over 45 Ka-band payloads fielded, MDA is also an industry leader in advanced high throughput multi-mission satellites for broadband internet services.

In addition to the satellites it delivers, MDA offers its customers ground control and ground network distribution solutions, as well as mission engineering, simulation, performance evaluation, and training services.

Satellite Subsystems

Through its operations in Montreal, Quebec, MDA is a leading independent supplier of subsystem solutions for communication satellites. MDA’s principal customers are prime contractors of commercial and government communication satellites around the world, such as Airbus Defence and Space, Aselsan Electronic Industries, The Boeing Company, Lockheed Martin Corporation, OHB-System, and Thales S.A.

MDA is the world’s largest independent commercial supplier of communication satellite antenna subsystems, spanning all of C, Ku, Ka, L, and UHF bands. MDA also provides advanced radio frequency and power electronics, as well as various digital solutions for inclusion in satellite payloads. In selected cases, MDA offers complete payload solutions to emerging satellite prime contractors.

MDA’s satellite antenna business in Quebec operates independently of MDA’s satellite manufacturing business in Palo Alto, California.

Summary of Operating Segment

Principal Markets. MDA designs, manufactures and integrates satellites, satellite sub-systems and advanced antennas for commercial and government customers worldwide. MDA’s solutions meet a broad range of customer requirements for broadband internet service to the home, mobile video and internet service, broadcast feeds for television and radio distribution, emergency services, civil and defence communications, direct-to-home television broadcast, satellite radio, telecommunications backhaul and trucking, weather and environmental monitoring, and air traffic control. In addition, MDA produces spacecraft subsystems and integrates government and other add-on missions on commercial satellites.

Distribution Methods. MDA’s communications solutions are sold in domestic and international markets through a combination of direct sales and agents. MDA’s customers include, among others: Asia Broadcast Satellite Limited, Asia Satellite Telecommunications Co. Ltd., Avanti Communications Group plc, Aselsan Electronic Industries Inc., DIRECTV, LLC, EchoStar Corporation, Eutelsat S.A., Hispasat S.A., Hughes Network Systems, LLC, Intelsat, S.A., NBN Co. Limited, Satelites Mexicanos, S.A. de C.V., SES S.A., Sirius XM Radio Inc., SKY Perfect JSAT Corporation, Star One S.A., Telenor Satellite Broadcasting AS, and Telesat Canada.

Production and Services. MDA participates in a highly competitive commercial satellite manufacturing industry and is successful principally on the basis of its relationships, technical capabilities and engineering expertise, product reliability, cost and ability to meet delivery schedules. MDA’s major contracts are generally firm fixed price contracts under which work performed and products shipped are paid for at a fixed price generally without adjustment for actual costs incurred.

Specialized Skills and Knowledge. MDA relies on engineers and scientists with a range of skills and knowledge, including specialized engineering and scientific skills related to its business.

Competition. MDA sells in a highly competitive market. Primary competitors for satellite manufacturing contracts are (i) The Boeing Company, Lockheed Martin Corporation, and Orbital ATK, Inc. in the United States, (ii) Thales S.A. and Airbus Defence and Space, a subsidiary of the Airbus Group in Europe, and (iii) Mitsubishi Electric Corporation in Japan. In addition, many of MDA’s competitors are larger and have greater resources. MDA may also face competition in the future from emerging low-cost competitors in India, Russia and China.

Cycles. Satellite demand is driven by fleet replacement cycles, increased video, internet and data bandwidth demand and the development of new satellite applications. Because MDA’s operating results with respect to the Communications Segment are impacted by market conditions in the commercial communications satellite market, the cyclical nature of demand in this market poses certain challenges to MDA.

Regulatory Environment. The satellite manufacturing industry is highly regulated due to the sensitive nature of satellite technology. MDA is required by the International Traffic in Arms Regulations, or ITAR, administered by the United States Department of State, to obtain licenses and enter into technical assistance agreements to export satellites and related equipment and to disclose technical data or provide defense services to foreign persons. In addition, if a satellite project involves countries, individuals or entities that are the subject of United States economic sanctions, which are referred to here as “Sanctions Targets”, or is intended to provide services to Sanctions Targets, MDA’s participation in the project may be prohibited altogether or licenses or other approvals from the United States Treasury Department’s Office of Foreign Assets Control, or OFAC, may be required.

Certain contracts with the various departments and agencies of the U.S. government, including the Department of Defense, require that certain of MDA’s subsidiary offices (including that of SSL) be issued facility security clearances under the National Industrial Security Program. The National Industrial Security Program requires that a corporation maintaining a facility security clearance be effectively insulated from foreign ownership, control or influence (“FOCI”). MDA has entered into, and is implementing, a Security Control Agreement with the Defense Security Service (“DSS”), as a suitable FOCI mitigation arrangement under the National Industrial Security Program Operating Manual. A FOCI mitigation arrangement is necessary for certain of MDA’s U.S. subsidiaries, including SSL, to acquire and continue to maintain the requisite security clearances thereby enabling them to enter into contracts with U.S. government entities to perform classified work and to complete the performance under those contracts.

Economic Dependence. MDA’s Communications business is dependent on obtaining certain governmental licenses and other approvals. Commercial communication satellites and certain related equipment, technical data and services are subject to U.S. export controls. U.S. government licenses or other approvals generally must be obtained before certain products and services are exported and may be required before they are re-exported or transferred from one foreign person to another foreign person. In addition, if a satellite project involves countries, individuals or entities that are subject to U.S. economic sanctions, MDA may be prohibited altogether or licenses or other approvals may also be required.

Employees. As of December 31, 2016, MDA’s Communications business employed approximately 3,220 people. The Communications business is a knowledge-intensive business, the success of which relies heavily on its technological heritage and the skills of its workforce.

As of December 31, 2016, MDA’s U.S. operations of its Communications business employed approximately 2,470 employees, none of whom were subject to collective bargaining agreements.

As of December 31, 2016, MDA’s Canadian operations of the Communications business employed approximately 750 employees. MDA has collective bargaining agreements with the following unions and associations with respect to its Canadian employees:

Union / Association	Expiration Date	Employees
Space Systems Engineers and Scientists Association	March 2019	329
Unifor – Local 508	March 2018	180
Confederation des Syndicats Nationaux	November 2017	99

MDA maintains contributory and non-contributory defined benefit pension plans covering a portion of its employees.

Property. MDA’s Communications business operates largely out of Palo Alto, California and Montreal, Quebec. MDA operates under owned and leased premises at its locations.

MDA’s operations in the United States are headquartered in Palo Alto, California, with additional facilities located in nearby Mountain View and San Jose, California. The Palo Alto facilities encompass approximately 1.4 million square feet, of which approximately 582,000 square feet are owned and 802,000 square feet are leased, spanning 36 buildings on 80 acres. The Montreal facilities encompass approximately 350,000 square feet and are owned by MDA. The facilities at Palo Alto and Montreal provide space for manufacturing, systems design and engineering, research and development, and office and administration. MDA believes its owned and leased facilities are adequate for its current needs and additional space can be obtained if necessary.

Business of MDA—Surveillance and Intelligence

Surveillance and Intelligence represents a global market driven by ever increasing needs for accurate and timely information about man-made and natural changes occurring around the world. MDA has over 50 years heritage of performance and delivering reliable solutions in the market. MDA is a leading supplier of space-based surveillance and robotic solutions, ground-based and airborne surveillance and intelligence solutions, geospatial information services, and associated support services. MDA’s solutions support the operational needs of government and commercial customers worldwide, including space agencies, defence and civil departments, intelligence agencies, aerospace prime contractors, aviation authorities, imaging satellite operators, and oil and gas companies.

Space-based Surveillance and Robotic Solutions

MDA provides end-to-end space missions to monitor changes and activities around the globe. MDA is a leader with decades of heritage in the development, commissioning, and operation of entire radar satellite missions, including ground segments. Historically, the principal customer in this area has been the Government of Canada. Under contracts with the Government of Canada, MDA has built the RADARSAT-1 and RADARSAT-2 satellites, and is now building the Radarsat Constellation Mission. Primary users of information provided by these satellites include civil, defence, and intelligence agencies around the world, as well as transportation authorities and exploration companies.

MDA also offers low cost Earth observation satellite constellations for commercial and government applications. In 2014, MDA was selected by Terra Bella to build a constellation of low Earth orbit imaging satellites. These low cost Earth observation satellites are being constructed at MDA’s specialized facility in Palo Alto, California dedicated to small satellite manufacturing. The first four of these satellites were successfully launched in 2016. In 2016, MDA contracted with Terra Bella for an additional six satellites.

In addition, MDA is a leader in space robotics, with NASA, the Canadian Space Agency, and DARPA as principal customers. MDA has a long term heritage of providing the robotics for the U.S. Space Shuttle and the International Space Station (“Canadarm” and “Dextre”), and is currently involved in the development of the next generation of space automation for exploration. In 2015, MDA was selected by NASA to develop on-orbit robotic assembly technology. The project is part of NASA’s Tipping Point initiative to work with industry to advance the goals for robotic and human exploration of the solar system through the development of critical space technologies.

Leveraging on its heritage in space robotics, MDA is pursuing terrestrial applications for its robotics capabilities in the medical and nuclear fields. With the acquisition of SSL, MDA has expanded its efforts to market its robotics capability to the U.S. Government and U.S. commercial markets with MDA’s combined U.S. and Canadian capabilities. MDA has won important Earth observation constellation contracts and space robotics contracts in the United States.

Ground-based and Airborne Information Solutions

MDA’s ground-based and airborne surveillance and intelligence solutions provide vital intelligence to operational decision makers.

MDA offers a full range of multi-satellite ground stations to operate radar and optical surveillance satellites and to receive, process, distribute, archive and exploit imagery from those satellites. More than 50 receiving ground stations have been installed by MDA in more than 25 different countries, processing data from over 20 different satellites. The intelligence provided through MDA’s ground stations supports a broad range of applications, such as national security, maritime transportation, urban development, land use, resource management, environmental monitoring, defence operations, law enforcement and mapping.

MDA’s ground-based solutions include maritime surveillance systems that draw on satellite imagery. Domestically MDA provides a number of defense information solutions, including ship combat systems, command and control systems, and operational trainers.

With the U.S. Air Force as a principal customer, MDA provides advanced navigation information systems that increase safety and efficiency of aircraft landings and departures, supporting the next generation of air traffic management.

MDA provides various airborne surveillance solutions to monitor human activity and its impact. MDA’s airborne radar solution provides high resolution imaging, advanced moving target identification, and other advanced detection and identification modes. MDA also operates a long endurance unmanned aerial vehicle surveillance service which provides real-time multi-sensor intelligence to support critical operations directly in-theatre. This service is currently used by the Royal Australian Air Force.

One of MDA’s U.S. subsidiaries, MDA Information Systems LLC, which operated under a Proxy Agreement with an independent proxy board until February 28, 2017, is marketing MDA’s ground station technology to the U.S. government and U.S. commercial ground systems market. MDA Information Systems LLC has won several important contracts in this area, including a contract with the U.S. Air Force Life Cycle Management Center.

Geospatial Information Services

MDA’s geospatial services operations provide optical and radar satellite imagery, and value added products derived from satellite and other data sources. MDA owns the worldwide commercial distribution rights for RADARSAT-2 satellite imagery.

As the operator and worldwide commercial data distributor for the RADARSAT-2 satellite, MDA is one of the largest radar information providers worldwide.

MDA also provides value added geospatial information and monitoring services derived from radar imagery and other sources to customers in defence, weather, transportation, energy and mining, and civilian sectors.

In the United States, MDA provides critical geospatial intelligence and change detection services to the intelligence community through MDA Information Systems LLC. This subsidiary provides efficient and advanced information solutions to government and commercial customers in four specialty areas. The geospatial solutions division uses remote sensing, geographic information systems, multi-source data, and large volume image and data processing technology to provide cutting edge intelligence and information products and analysis services. The intelligence, surveillance and reconnaissance (“ISR”) systems division leverages MDA’s world-leading multi-mission ground system experience to provide fixed and transportable remote sensing satellite ground systems. The weather services division has been providing unique weather information products and services for energy and agriculture applications for over forty years. The sensor systems technologies division designs, develops, and enhances high performance ISR solutions to exploit data and provide critical information to support customer needs.

Summary of Operating Segment

Principal Markets. MDA’s Surveillance and Intelligence business provides turnkey solutions developed around proprietary and purchased technologies and services, tailored to meet the operational requirements of government and commercial customers worldwide.

MDA offers geospatial information solutions that consist of Earth observation imagery information from aerial platforms and the majority of commercially available radar and optical satellites. These products and services are used globally for maritime surveillance, military intelligence, offshore oil and gas exploration, environmental monitoring, agriculture resource management, ice reconnaissance, and disaster management.

Distribution Methods. MDA’s information solutions are sold in domestic and international markets through a combination of direct sales and with the help of agents or partners. Customers for MDA’s information solutions include, among others: Canadian Space Agency, Canada’s Department of National Defence, DigitalGlobe, Inc., European Space Agency, NASA, National Geospatial-Intelligence Agency, Commonwealth of Australia, U.S. Air Force, DARPA, and numerous government agencies in Canada, the United States and internationally. MDA’s geospatial information solutions are distributed by a combination of direct sales, regional partners, and local distributors.

Production and Services. A significant portion of MDA’s Surveillance and Intelligence business involves long-term projects which are based on firm fixed price contracts. MDA has sufficient processes and systems in place to ensure compliance of its systems with ISO standards, reasonably measure and monitor the technical risk and financial performance of these contracts, and recognize revenues using the percentage of completion method. MDA’s geospatial information solutions and services are derived from satellites and other data sources. The solutions provide applications for defence intelligence and surveillance, resource management, and environmental responses.

Specialized Skills and Knowledge. MDA relies on engineers and scientists with a range of skills and knowledge, including specialized engineering and scientific skills related to its business.

Competition. Competition in the information solutions market is highly diverse and includes aerospace and defence contractors such as the Airbus Group, General Dynamics Corporation, Raytheon Company, Orbital ATK, Inc., Lockheed Martin Corporation, The Boeing Company, and Thales S.A. Competition with respect to MDA’s geospatial services operations comes from other data and information providers such as Satellite Imaging

Corporation, Leidos, Inc., BAE Systems, and DigitalGlobe, Inc. While these companies offer different products, there is often competition for contracts that are part of governmental budgets. MDA’s radar products compete with products offered by Airbus Defence and Space’s TerraSAR-X satellite and also with Telespazio’s COSMO-SkyMed satellite data, though each radar system has its strengths and weaknesses.

MDA addresses the information solutions market by providing end-to-end solutions that allow customers to deal with a single source supplier. MDA relies on its experience in both the commercial and aerospace markets to offer its customers the required level of reliability, customization and timely delivery. MDA also strives to co-operate, or team with, its competitors on large programs.

Cycles. MDA’s Surveillance and Intelligence business is project driven and therefore can experience an irregular revenue profile as the result of large projects being at varying stages of completion. However, there is no specific seasonal or cyclical impact.

Regulatory Environment. MDA sells certain of its systems and products to non-Canadian and non-United States customers. MDA also procures certain key product components from non-Canadian and non-United States vendors. Accordingly, MDA’s Surveillance and Intelligence business is subject to restrictive trade policies and import-export control regulations of Canadian, United States and foreign governments.

MDA’s geospatial services operations rely on data collected from a number of sources including data obtained from satellites. In certain instances, governments may discontinue for periods of time the access to or operation of a satellite for any particular area on the Earth and for various reasons may not permit transmission of certain data, whether from a satellite owned by the government or not.

Economic Dependence. In the Surveillance and Intelligence sector, MDA receives contracts from the Canadian federal government and its agencies, such as the Canadian Space Agency and Department of National Defence. For fiscal year 2016, 14% of MDA’s consolidated revenues were from the Canadian federal government and its agencies.

Employees. As of December 31, 2016, MDA’s Surveillance and Intelligence business employed approximately 1,630 people. MDA has collective agreements with the following unions and associations.

Union / Association	Expiration Date		Employees
SPATEA—Brampton	December 2015	(1)	225
UNIFOR (Local 112 and Local 673)	August 2017		33

(1)	Negotiations have concluded and MDA has reached an agreement in principle with the union. Work has been ongoing during these negotiations.

MDA maintains contributory and non-contributory defined benefit pension plans covering a portion of its employees.

Property. MDA’s Surveillance and Intelligence business operates largely out of Canada and the United States, with a small operation in the United Kingdom. MDA primarily operates under leased premises at each of its locations.

MDA’s primary facilities in Canada are in Richmond, British Columbia, which encompass approximately 180,000 square feet, and Brampton, Ontario, which encompass approximately 290,000 square feet. The Richmond facilities provide space for systems design and engineering, research and development, and office and administration. The Brampton facilities provide space for manufacturing, systems design and engineering, research and development, and office and administration. MDA has additional facilities in Dartmouth, Nova Scotia and Ottawa, Ontario. In the United States, MDA’s primary facilities are in Gaithersburg, Maryland, with approximately 26,000 square feet. The Gaithersburg facilities provide space for production and office and administration.

MDA is not dependent upon its U.S. operations, but they do offer a strong supplement to MDA’s business offerings and provide inroads into U.S. Space and Defense markets. MDA believes its leased facilities are adequate for its current needs and additional space can be obtained if necessary.

History

MDA was incorporated on February 3, 1969 under the name MacDonald, Dettwiler and Associates Ltd. by letters patent under the Canada Corporations Act. MDA was subsequently continued under the Canada Business Corporations Act on May 3, 1976, meaning that as of such date, MDA became subject to and governed by the Canada Business Corporations Act. On December 22, 1999, MacDonald, Dettwiler and Associates Ltd. amalgamated with MacDonald, Dettwiler Holdings Inc., and continued as and under the name MacDonald, Dettwiler and Associates Ltd. On September 12 and 17, 2001, the Articles of MDA were amended to provide for a number of Directors, within a range, to be elected and to remove the right to cumulative voting with respect to the election of Directors, respectively. On May 16, 2016, MDA was continued under the Business Corporation Act (British Columbia) (the “BCA”) and the regulations thereunder, meaning that MDA is now governed by the BCA rather than the Canada Business Corporations Act, and in connection with such continuation a new notice of articles was filed and new articles were adopted, which are, respectively, MDA’s notice of articles and MDA’s articles currently in effect.

The registered office of MDA is located at 25th Floor, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3, and the principal place of business is located at One Embarcadero Center, Suite 500, San Francisco, California 94111, telephone 1-415-315-1551, facsimile 1-415-433-5994. MDA’s agent in Canada is Farris, Vaughan, Wills & Murphy LLP and such agent is located at 700 W Georgia Street, Vancouver, BC V7Y 1B3.

General Development of the Business

MDA was established in 1969 to focus on the emerging field of Earth observation satellite ground stations. Over the next decades, MDA expanded to become a strong systems engineering company focused on developing large-scale, custom computer and software systems for government, space, and defence customers around the world.

In the 1990s, MDA began a program of strategic diversification, acquisition and investment to augment its core systems engineering capabilities which provided MDA with world leading capabilities in space robotics technology and permitted MDA to become an international distributor of geospatial information solutions derived from satellite imagery.

At that same time, MDA also leveraged its strength in building systems that process information into providing complete solutions for land and property-related information, thereby becoming an information solutions company and expanding into property-related information products in North America, the United Kingdom, and Europe. This property information business was sold in January 2011.

In 2012, MDA acquired Space Systems/Loral, LLC (“SSL”), thereby becoming a leading provider of commercial communication satellites, serving a global customer base and creating a stronger presence in the U.S. market for MDA.

Subsequent to the acquisition of SSL, MDA has continued to diversify with new solutions in both the Communications and Surveillance and Intelligence segments. It has also expanded its efforts to provide solutions for commercial, civil and government markets in the United States.

Security Control Agreement

In the fall of 2016, MDA completed the internal reorganization of its subsidiaries, creating Holdings as a holding company overseeing the operations of the subsidiaries of MDA. Holdings is headquartered in the United States. As part of this reorganization, MDA retained the equity interest in the Canadian and non-U.S. based operating subsidiaries and Holdings indirectly holds the voting interests. Holdings alone indirectly holds all of the interests in MDA’s U.S. operating companies.

On January 26, 2017, MDA, Holdings and the U.S. Department of Defense entered into a security control agreement (the “Security Control Agreement”) which provides for governance of Holdings and dealings between MDA on the one hand and Holdings and the subsidiaries under Holdings’ oversight (together, the “Controlled Entities”), on the other hand. The Security Control Agreement is a key step in the process to permit MDA to have access to U.S. government contracts. The facilities of SSL require a facility security clearance under the National Industrial Security Program Operating Manual in order to enter into and perform certain U.S. government contracts.

The Security Control Agreement contains provisions with respect to the composition, qualifications, appointment and removal of the Board of Directors of Holdings, the qualifications of the officers of Holdings, and the operation and interactions between personnel of MDA and that of the Controlled Entities, including visits and communications. These provisions are designed to ensure that personnel of MDA without appropriate security clearance do not have access to U.S. classified and export controlled information. A government security committee (“GSC”) of Holdings is required under the Security Control Agreement to oversee the implementation of the Security Control Agreement and the interactions between MDA and the Controlled Entities. The GSC is comprised of directors approved by the Defense Security Service. The Security Control Agreement also contains provisions that provide protections to MDA including provisions limiting the ability of the Controlled Entities, to enter into certain transactions, from issuing shares, from amending their charter documents, to enter into certain specified contracts and to incur capital expenditures, without MDA’s approval. It also requires that Holdings and the Controlled Entities adopt reporting standards, risk management policies and corporate strategies of MDA.

Progress in Satellite Servicing

In 2016, MDA further developed its solutions for the servicing of space infrastructure. Following the NASA Restore-L contract in 2016 highlighted below, in February 2017, MDA was selected by the U.S. Defense Advanced Research Projects Agency (DARPA) to develop the capability to service and maintain spacecraft and other infrastructure in the geostationary arc. MDA is expected to provide a spacecraft to carry the robotic servicing payload and will manage integration and operation of the spacecraft. DARPA’s Robotic Servicing of Geosynchronous Satellites (RSGS) program draws upon MDA’s business units in the Communications and Surveillance and Intelligence segments, and will be the foundation of a new business for MDA that will serve both commercial and government operators with repair, upgrade, relocation, and refueling of on-orbit assets.

Legal Proceedings

MDA and its subsidiaries are subject to various legal proceedings and claims arising in the ordinary course of business operations. The outcomes of these matters will generally not be known for an extended period of time. In certain of the legal proceedings, the claimants seek damages, as well as other compensatory relief, which could result in the payment of significant claims and settlements. While the ultimate outcome and impact of any proceeding cannot be predicted with certainty, MDA’s management believes that the resolution of its pending proceedings will not have a material adverse effect on MDA’s consolidated financial position, results of operations or liquidity.

Management of MDA

MDA Directors and Senior Management

The following table sets forth the name, age and position of each of MDA’s officers, selected senior managers and directors as of May 25, 2017. For a discussion of the expected composition of MDA’s executive officers and directors as of the closing of the merger, see the section entitled “The Merger Proposal—Board of Directors and Management of MDA after the Merger.”

Name	Age	Position
Officers
Howard L. Lance	61	President and Chief Executive Officer and Director
Anil Wirasekara	59	Executive Vice President, Chief Financial Officer
Angela Lau	49	Senior Vice President, Finance and Corporate Secretary
Chris Harrison	59	Treasurer
Selected Senior Managers
John Celli	68	President, Space Systems/Loral, LLC
William McCombe	59	Senior Vice President and Chief Financial Officer, SSL MDA Holdings, Inc.
Don Osborne	57	President, Information Systems Group (a division of MDA)
Don Schaefer	60	President, MDA Information Systems LLC
Directors
Robert L. Phillips(1)(2)	66	Director and Chairman of the Board
Howard L. Lance	61	President and Chief Executive Officer and Director
Dennis H. Chookaszian(1)(2)	73	Director
Lori B. Garver(2)(3)	56	Director
Joanne O. Isham(3)	61	Director
C. Robert Kehler(3)	65	Director
Brian G. Kenning(1)(2)	68	Director
Eric J. Zahler(1)(3)	66	Director

(1)	Member of MDA’s Audit Committee.
(2)	Member of MDA’s Governance and Nominating Committee.
(3)	Member of MDA’s Human Resources and Management Compensation Committee.

Officers

Howard L. Lance is President and Chief Executive Officer of MDA. He joined MDA in May 2016. Mr. Lance was Executive Advisor at Blackstone Group’s private equity business from 2012 to 2016. From 2003 to 2011, Mr. Lance was Chairman and Chief Executive Officer of Harris Corporation, an international communications and information company serving government and commercial customers. Prior to Harris Corporation, Mr. Lance served as President and Chief Operating Officer of NCR Corporation from 2001 to 2003. From 1984 to 2001, Mr. Lance served in a variety of progressively more senior roles at Emerson Electric Company, lastly as Executive Vice President of the Electronics and Telecom segment. He earned a Bachelor of Science degree in industrial engineering (with honors) from Bradley University, and a Master of Science degree in management from the Krannert School of Management at Purdue University.

Anil Wirasekara is and has been since January 1996 Executive Vice President and Chief Financial Officer of MDA. He is based at MDA’s office in Vancouver, British Columbia. Mr. Wirasekara joined in 1992 and served as Manager of Operations Information and Financial Management at MDA, where he was a key manager in implementing MDA’s growth and diversification strategy. Previous to joining MDA, Mr. Wirasekara held a variety of financial management positions with a large multi-national organization as well as five years with Ernst & Young Chartered Accountants. Mr. Wirasekara’s professional affiliations include the Chartered Institute of Management Accountants (UK), The Society of Management Accountants of B.C. and the Institute of Chartered Accountants (Sri Lanka). He is also a graduate of the Chartered Institute of Marketing and Management (UK).

Angela Lau was appointed Senior Vice President, Finance and Corporate Secretary of MDA in July 2016. She is based at MDA’s office in Vancouver, British Columbia. Ms. Lau also served in various leadership positions in the taxation and treasury functions of MDA. Previous to joining MDA in September 2006, Ms. Lau worked for many years as an income tax advisor at KPMG and was the head of taxation at a Canadian biotechnology company. Ms. Lau also served on the Industry Tax Committee of the Chartered Professional Accountants of Canada. Ms. Lau earned a Bachelor of Commerce degree (with honors) from the University of British Columbia and is a member of the Chartered Professional Accountants of British Columbia.

Chris Harrison has been Treasurer of MDA since 2000. He is based at MDA’s office in Vancouver, British Columbia. Previous to joining MDA in 1998, Mr. Harrison held a number of management positions with both public and private companies. Mr. Harrison holds a Bachelor of Commerce degree from the University of British Columbia, and is a Chartered Professional Accountant.

Selected Senior Managers

John Celli is President of Space Systems/Loral, LLC, a subsidiary of MDA. He joined MDA in November 2012 with MDA’s acquisition of SSL. Mr. Celli joined SSL in 1981 and has held various positions with SSL, including Chief Operating Officer, Executive Vice President, and Senior Vice President of Engineering, Manufacturing, and Test Operations. Mr. Celli holds a Master’s degree in mechanical engineering from the University of Rome, Italy.

William McCombe is Senior Vice President and Chief Financial Officer, SSL MDA Holdings, Inc., a subsidiary of MDA. He joined MDA in March 2014. Previous to joining MDA, he held the position of Managing Director in investment banking at BofA Merrill Lynch. Prior to that he was a Managing Director in investment banking at Morgan Stanley. Mr. McCombe holds an MBA from Columbia University in New York. He also holds Bachelor degrees in Law (Honours) and Commerce from the University of Melbourne in Australia.

Don Osborne is a divisional President of MDA holding the office of President, Information Systems Group. Mr. Osborne joined MDA in May 2009 as Vice President and General Manager, Satellite Systems. Prior to joining MDA, he held the position of President, Advantech Networks, a provider of satellite and wireless solutions for the telecommunications and broadband markets. Mr. Osborne began his career with Spar Aerospace in 1983. His last position at Spar Aerospace was Vice President, Sales and Marketing. Mr. Osborne has a Bachelor degree in Mechanical Engineering and a Master’s in Business Administration from McGill University in Montreal, Quebec.

Don Schaefer is President of MDA Information Systems LLC, a subsidiary of MDA. Mr. Schaefer joined MDA in September 2016. Previous to joining MDA, he held technical and executive positions as a Naval Intelligence Officer and as a Senior Vice President/Partner at Booz Allen Hamilton leading their National Security System Engineering Division. He was also a Lead Engineer in General Electric’s Military and Data Systems Operations, Civil Market Division Head at Noblis, and a Partner at Blue Canopy LLC. Mr. Schaefer holds a Bachelor of Science degree in Business (with honors) from Chaminade University in Honolulu, Hawaii.

Directors

Robert L. Phillips has been a Director of MDA since October 22, 2003. Mr. Phillips is a Corporate Director. Mr. Phillips retired as President and Chief Executive Officer of the BCR Group of Companies in 2004. Prior to joining BCR, Mr. Phillips was Executive Vice President, Business Development and Strategy for MacMillan Bloedel Ltd. and previously held the positions of President and Chief Executive Officer at the PTI Group Inc.

and Dreco Energy Services Ltd. Mr. Phillips has also enjoyed a prestigious law career and was appointed Queen’s Counsel in Alberta in 1991. Currently, Mr. Phillips is a Director of several corporations, including Canadian National Railway Corporation, Canadian Western Bank, Precision Drilling Corporation, and West Fraser Timber Co. Ltd. Mr. Phillips has attained degrees in chemical engineering and law from the University of Alberta.

Dennis H. Chookaszian has been a Director of MDA since July 28, 2005. Mr. Chookaszian is a Corporate Director. From November 1999 until February 2001, Mr. Chookaszian served as Chairman and Chief Executive Officer of mPower, Inc., a financial advice provider focused on the online management of 401(k) plans. Mr. Chookaszian served as Chairman and Chief Executive Officer of CNA Insurance Companies (“CNA”) from September 1992 to February 1999. During his 27-year career with CNA, Mr. Chookaszian held several management positions at the business unit and corporate levels, including President and Chief Operating Officer from 1990 to 1992 and Chief Financial Officer from 1975 to 1990. He served as Chairman of the Executive Committee of CNA from 1999 to 2001. He served as Chairman of the Financial Accounting Standards Advisory Council from 2007 to 2011. Mr. Chookaszian currently serves as a Director of Career Education Corporation, CME Holdings, and Prism Technologies Group, Inc. Mr. Chookaszian is a Certified Public Accountant.

Lori B. Garver has been a Director of MDA since July 30, 2015. Ms. Garver is General Manager of the Air Line Pilots Association. Ms. Garver served as Deputy Administrator of the National Aeronautics and Space Administration (NASA) from 2009 to 2013. She previously worked at NASA from 1996 to 2001 within the Office of Policy and Plans, culminating in reporting directly to the NASA Administrator on NASA’s policies and long range plans. Outside of NASA, Ms. Garver was Executive Director of the National Space Society for nine years and worked for Capital Space, LLC and DFI International as a Vice President.

Joanne O. Isham has been a director since November 1, 2016. Ms. Isham had a distinguished career as a Senior Executive in the U.S. Intelligence Community until her retirement in 2006. She held senior policy and national security space positions, serving as deputy director, National Geospatial Intelligence Agency; deputy director, Science and Technology, Central Intelligence Agency; director, Congressional Affairs, Central Intelligence Agency; and director, Legislative Affairs, National Reconnaissance Office. Subsequently, she held executive positions with BAE Systems, Inc., High Performance Technologies, Inc. and L-1 Identity Solutions, Inc.

C. Robert Kehler has been director since November 1, 2016. Mr. Kehler has also served as a non-executive director of Inmarsat plc. since May 2014. Mr. Kehler had a distinguished military career with deep focus on U.S. military space strategy and policy. He served as Commander, U.S. Strategic Command; Commander, Air Force Space Command; Deputy Commander, U.S. Strategic Command; Director, National Security Space Integration; and Commander, 21st Space Wing. He joined the U.S. Air Force in 1975 as a Distinguished Graduate of the Pennsylvania State University R.O.T.C. program, has master’s degrees from the University of Oklahoma in Public Administration and the Naval War College in National Security and Strategic Studies, and completed executive development programs at Carnegie-Mellon University, Syracuse University and Harvard University.

Brian G. Kenning has been a Director of MDA since May 14, 2003. Mr. Kenning was a Managing Partner of Brookfield Asset Management, a company involved in the real estate, asset management and power generation sectors, from 1995 to January 2005. From 1988 to 2005, Mr. Kenning was also Chairman and Managing Partner of B.C. Pacific Capital Corporation, a Brookfield affiliate active in merchant banking and investing. Mr. Kenning is currently a Director of the British Columbia Ferry Services Inc., West Fraser Timber Co. Ltd. and the Fraser Institute. Mr. Kenning has also been Chairman of the Board of Trustees of the B.C. Cancer Foundation. Over the past ten years, Mr. Kenning has served as Director of a number of public and private corporations. In addition, Mr. Kenning is a past Governor of the Business Council of British Columbia and a past Director of the B.C. chapter of the Institute of Corporate Directors. Mr. Kenning graduated from Queen’s University with an MBA in 1973.

Eric J. Zahler has been a Director of MDA since May 1, 2014. Mr. Zahler is Managing Director of Sagamore Capital Group LLC, a private equity firm pursuing investments in the aerospace/defense, industrial electronics and selected business service markets. From February 2000 to November 2007, Mr. Zahler was President and Chief Operating Officer of Loral Space & Communications Inc., a global satellite communications services provider and a manufacturer of commercial satellites. From 1992 to 2000, Mr. Zahler held varying senior level management positions at Loral and its predecessor companies. From 1975 to 1992, Mr. Zahler was an attorney at Fried, Frank, Harris, Shriver & Jacobson LLP, where he was elected Partner in 1983. Mr. Zahler currently serves as a Director of exactEarth Ltd. Mr. Zahler holds a Bachelor of Science degree in mathematics from Yale University and a law degree from Harvard Law School.

Compensation of Directors and Officers of MDA

MDA Director Compensation

The compensation of non-executive directors is intended to attract and retain highly qualified individuals with the capability to meet the responsibilities of the MDA board of directors and to align closely directors’ interests with those of shareholders.

The Chair receives an annual cash retainer of US$130,000 and each Director receives an annual cash retainer of US$80,000. The chair of each of the Human Resources and Management Compensation Committee and the Governance and Nominating Committee receives a US$10,000 annual retainer and the Audit Committee Chair receives a US$17,500 annual retainer. The Directors do not receive any payment for attending meetings. Directors are also reimbursed for transportation and other expenses incurred for attendance at Board and committee meetings.

MDA has a deferred share unit plan to provide for an annual grant, calculated quarterly, of deferred share units to independent Directors to be paid on retirement. Annually, the Chair receives deferred share units equal to US$135,000 and each Director receives deferred share units equal to US$100,000. Deferred share units are granted at a price equal to the closing price of the common shares on the TSX on the day before the date of grant, and are paid out at retirement at the closing price of the common shares of MDA on the day before the retirement date. Directors may also elect to have their annual cash retainer, or a portion thereof, paid in deferred share units on a quarterly basis. The number of units in a participant’s deferred share unit balance is adjusted for any dividends paid by MDA. The deferred share unit plan allows Directors who have achieved a specific share ownership guideline to elect to have their deferred share unit grant paid in cash. For purposes of this guideline, the minimum share ownership level is five times the sum of the annual cash retainer and the annual deferred share unit grant, valued at the market value of the MDA common shares at the date of assessment. As at December 31, 2016, none of the Directors have elected to receive their deferred share unit grant in cash.

The deferred share unit plan permits the payment of deferred share units to be satisfied by the issue of common shares from treasury. MDA has the sole discretion to make the payment of deferred share units, on a Director ceasing to be a director, in the form of common shares issued from treasury at a subscription price per common share equal to the closing market price of the common shares on the stock exchange on the day prior to the date that the Director ceased to be such. The number of common shares to be issued will be equal to the number of deferred share units held by the Director. In the event of common shares of MDA being issued from treasury, the Director is required to pay MDA the amount of all deductions required to be withheld under applicable income tax laws.

Mr. Lance does not receive an annual cash retainer, but is reimbursed for transportation and other expenses incurred for attendance at meetings.

Directors’ Share Ownership Guidelines

Directors have a recommended share ownership guideline of four times the sum of the annual cash retainer paid to them as a member of the Board. Share ownership includes the value of deferred share units held. The recommended guideline is expected to be met within five years from the date of appointment or initial election as a Director. For the purposes of this policy, common shares are valued at the higher of original cost and market value at the date of assessment. All Directors, with the exception of Ms. Garver, Mr. Zahler, Ms. Isham and Mr. Kehler, meet or exceed the recommended guidelines. As at December 31, 2016, Ms. Garver, Mr. Zahler, Ms. Isham and Mr. Kehler have been a Director for less than five years. Directors have five years from the date of their appointment or election to the Board to meet the recommended share ownership guideline.

Individual Director Compensation for 2016

Compensation paid to Directors in U.S. dollars has been translated to Canadian dollars using the average exchange rate for each of the quarters in 2016.

	Fees Earned ($)	Share- based awards(1) ($)	All other compensation ($)	Total ($)
Robert L. Phillips	135,073	180,891	Nil	315,964
Howard L. Lance(2)	Nil	Nil	Nil	Nil
Thomas S. Chambers(3)(9)	55,917	5,588	Nil	61,505
Dennis H. Chookaszian	114,443	114,425	Nil	228,868
Daniel E. Friedmann(4)	46,561	55,426	Nil	101,987
Lori B. Garver	102,169	93,679	Nil	195,847
Joanne O. Isham(5)(6)	29,239	36,033	182,642	247,914
C. Robert Kehler(5)	32,894	36,033	Nil	68,926
Brian G. Kenning(9)	163,752	14,946	Nil	178,698
Fares F. Salloum(7)(9)	161,291	12,487	Nil	173,778
Eric J. Zahler(8)	41,587	162,924	Nil	204,521

(1)	These amounts include the value of notional reinvestment of dividends earned on outstanding DSUs on dividend payment date.
(2)	In his role as Chief Executive Officer, Mr. Lance did not receive compensation as a director of MDA.
(3)	Mr. Chambers ceased to be a director on May 4, 2016.
(4)	Mr. Friedmann ceased to be a director on January 13, 2017.
(5)	Ms. Isham and Mr. Kehler have been a Director since November 1, 2016.
(6)	Other compensation for Ms. Isham consisted of fees of $182,642 (US$136,250) paid by a subsidiary of MDA to her in her capacity as a director of the payor subsidiary.
(7)	Mr. Salloum ceased to be a director on November 1, 2016.
(8)	Mr. Zahler had elected to receive his cash retainer in DSUs in 2016.
(9)	Mr. Chambers, Mr. Kenning and Mr. Salloum had elected to receive their DSU retainer in cash in 2016.

Outstanding Share-Based Awards Table (as of December 31, 2016)

	Number of shares or units that have not vested (#)(1)	Market or payout value of share-based awards that have not vested ($)(2)	Market or payout value of vested share-based awards not paid out or distributed ($)

Robert L. Phillips	25,357	1,696,130	Nil
Howard L. Lance(3)	Nil	Nil	Nil
Thomas S. Chambers(4)	Nil	Nil	Nil
Dennis H. Chookaszian	15,747	1,053,317	Nil
Daniel E. Friedmann(5)	680	45,485	Nil
Lori B. Garver	1,556	104,081	Nil
Joanne O. Isham	449	30,034	Nil
C. Robert Kehler	449	30,034	Nil
Brian G. Kenning	10,224	683,883	Nil
Fares F. Salloum(6)	Nil	Nil	Nil
Eric J. Zahler	4,303	287,828	Nil

(1)	The DSUs are vested upon being granted but are not redeemable until the director has ceased to be a director.
(2)	Calculated by multiplying the number of DSUs by the closing price of the MDA common shares on the TSX as of December 31, 2016 of $66.89.
(3)	In his role as Chief Executive Officer, Mr. Lance did not receive compensation as a director of MDA.
(4)	Mr. Chambers ceased to be a director on May 4, 2016. As of December 31, 2016, he no longer held DSUs.
(5)	Mr. Friedmann’s DSUs were redeemed on January 13, 2017 when he ceased to be director.
(6)	Mr. Salloum ceased to be a director on November 1, 2016. As of December 31, 2016, he no longer held DSUs.

MDA Executive Compensation

Compensation Discussion and Analysis

The following discussion pertains to the following named executive officers, or NEOs, of MDA for fiscal year 2016:

•	Howard L. Lance—President and Chief Executive Officer, MDA;

•	Anil Wirasekara—Executive Vice President and Chief Financial Officer, MDA;

•	William McCombe—Senior Vice President and Chief Financial Officer, SSL MDA Holdings, Inc.;

•	Don Osborne—President, Information Systems Group, MDA;

•	John Celli—President, Space Systems/Loral, LLC;

•	Daniel Friedmann—former President and Chief Executive Officer, MDA; and

•	Peter Louis—former Executive Vice President and Chief Operating Officer, MDA.

Compensation Philosophy

MDA’s compensation strategy is designed to accomplish the following objectives:

•	Align compensation with MDA’s overall business strategy and business unit goals and reward executives for their contributions to MDA’s success.

•	Attract and retain executive talent able to bring superior management skills to MDA.

•	Implement compensation programs that are cost efficient and reflect MDA’s budget and financial strength.

•	Align the longer term interests of each executive with the investment objectives of MDA’s shareholders.

•	Avoid and discourage behavior that is not in the best interest of MDA.

MDA’s compensation programs are designed to reward performance. Although a base fixed compensation is provided to executive officers, emphasis is placed on variable compensation, ensuring that a significant portion of an executive’s compensation is subject to decrease or increase based on performance during a year and over a longer period.

MDA also seeks to attract, retain and motivate its executives by offering compensation programs and packages that are competitive with those offered by comparable companies. MDA targets total direct compensation at the 50th percentile of the competitive market, with actual pay levels varying up or down based upon performance.

While MDA seeks to pay for performance and remain competitive in the marketplace for executive talent, MDA considers the expense of compensation and benefits in relation to MDA’s budget and financial strength as a significant factor in determining compensation levels.

Elements of Compensation

Pay Mix

Consistent with MDA’s philosophy of aligning pay to executives with the short- and long-term performance of MDA, MDA’s compensation programs are designed to provide most executive compensation in the form of at-risk pay which is earned solely based on MDA’s performance. Base salary provides a competitive foundation considering both internal comparability and external market data. Annual short-term cash incentives reward the delivery of results against quantitative and qualitative measures primarily within a one-year period. Long-term incentives reward MDA’s sustained performance as evidenced by the price appreciation of its common shares. The table below depicts the target pay mix for 2016. Actual pay mix will vary from year to year as MDA’s compensation programs are designed to meet both performance and competitiveness objectives.

		At-risk Compensation
Position(1)	Base Salary	Annual Cash Incentive	Long-term Incentive
CEO	20%	32%	48%
CFO	22%	11%	67%
Other NEOs	32%	22%	46%

(1)	The compensation components for former executive officers, Daniel Friedmann and Peter Louis, have been excluded.

Base Salary

MDA provides a base salary so that executives have a regular defined and certain income. Competitive base salaries are important in attracting and retaining talented executives. However, it is balanced against the objective to keep fixed compensation expense low. When reviewing market comparators, base salary is viewed as a component of total annual cash compensation, which is targeted at the market median.

In addition to market comparables, base salary is determined with reference to the strategy of MDA, the responsibilities of the position, the experience of the incumbent, the competitive marketplace for qualified executive talent for that position and the recommendations of the CEO (for all named executive officers other than the CEO). In considering base salary levels, the Compensation Committee (and the Board with respect to the CEO’s base salary) does not utilize any specific weighting of the above factors, and annual reviews do not necessarily result in an increase to the named executive officer’s base salary.

Short-Term Incentives

As a component of variable pay, MDA provides named executive officers with the opportunity to earn short-term incentives that are paid annually as cash awards. Target short-term incentive awards are set as a percentage of the CEO’s or a named executive officer’s base salary, with minimum thresholds and higher stretch targets depending on performance. Performance goals are established individually for executive officers including the CEO, and are based on specified financial goals of MDA and, if applicable, individual business units, achievement of certain strategic initiatives and the achievement of specified personal goals which the Compensation Committee believes will drive increased shareholder value over the long term.

Long-Term Incentive Plans (“LTIPs”)

As another component of variable pay, MDA annually awards long-term incentives which, in 2016, were awarded in the form of share appreciation rights (“LTIP Units”). Long-term incentive awards are key components in attracting and retaining key executive officers and are intended to focus management’s attention on long-term growth and shareholder value.

The value of LTIP Units awarded to each of the NEOs is determined by the CEO and the Compensation Committee (for the NEOs other than the CEO), and the Compensation Committee and the Board (for the CEO), after referencing the competitive market data for the individual’s position, the overall financial and operational performance of MDA, the individual’s performance and expected future contributions and the criticality of the position to MDA. This value is converted to LTIP Units generally based upon the Black-Scholes value of the unit at the time of grant.

Awards made in 2016 for the 2017 LTIP vest in four equal annual installments, beginning on the first anniversary of the date of grant, and have a ten year term. The Compensation Committee extended the vesting period from three years to four and lengthened the term from five years to ten to better align the program with prevailing market practices, to promote retention, and to foster an even greater focus on the long-term performance of MDA.

Share Matching Program

MDA offers a share matching program (the “Matching Program”), whereby senior executives including the CEO and the named executive officers are granted one MDA common share for every three common shares that are held for a consecutive period of three years. Common shares are purchased on the open market to satisfy obligations under the Matching Program. As the CEO, CFO and the named executive officers only receive common shares under the Matching Program after three years, the Matching Program promotes retention of those executives. The Matching Program also provides an alignment with the investment objectives of MDA’s shareholders.

As at December 31, 2016, 20 senior executives were eligible for participation in the Matching Program. Participation in the Matching Program is capped at the recommended level of ownership. See also the Section “Share Ownership Guidelines”. MDA’s matching obligation terminates once the recommended level of ownership is met and is not adjusted or “re-started” if the executive was to sell his or her common shares.

Modifications to the Pay Program in 2017

To better align the compensation program with the evolving strategic objectives of MDA, the Compensation Committee is in the process of considering and adopting changes to the compensation program designed to ensure that the compensation program supports these strategic objectives and focuses executives on achievements which are believed to drive the creation of long-term shareholder value.

Towards this end, MDA has adopted a new annual incentive plan for 2017. Unlike the prior program, where performance metrics were highly individualized, this new program is designed to:

•	provide greater alignment across the entire leadership team;

•	shift the focus away from individual performance objectives towards more financially-based corporate and business unit performance objectives;

•	emphasize company-wide performance in addition to business unit performance;

•	promote the concept of one company with executives focused on “winning together”; and

•	reflect governance best practices.

Under the new program, annual incentive payments will be determined based upon consolidated operating EBITDA, consolidated bookings or revenues (depending upon position) and personal objectives. Performance metrics for business unit executives will also include business unit EBITDA and bookings or revenues (depending upon position).

In addition to modifications to the annual incentive plan already implemented, the Compensation Committee is evaluating a variety of alternatives, designed to provide greater focus and alignment with the long-term performance of MDA and evolving competitive and best practices with regards to vehicle mix and relevant terms. As an initial step in this process, MDA is seeking approval of a new omnibus equity incentive plan which will provide it with the flexibility and authority to utilize different incentive vehicles going forward.

Pension

Messrs. Friedmann and Wirasekara are participants in the defined benefit pension plan operated by MacDonald, Dettwiler and Associates Inc. since 2012. The individuals are required to make contributions under the plan and are entitled to purchase an additional year of credited service for each year of credited service under the plan. The timing and the number of years of credited service they can purchase is limited.

Benefits payable from the plan correspond to 1.5% of the average base salary in the 60 completed consecutive months of service during which the executives are paid their highest salary (up to the maximum earnings according to the Income Tax Act (Canada)) multiplied by the number of years of credited service. The post-retirement benefits payable are increased by a cost of living adjustment of the lesser of the percentage increase in the average consumer price index and 3%. Bonuses and any other compensation are not considered in the computation of pension benefits. Normal retirement benefits are payable at age 65 and early retirement benefits are payable from age 55.

A supplemental benefit is payable from retirement up to the first of the month the executive attains age 65. The annual supplemental benefit is equal to 1/35th of the age 65 maximum Canada Pension Plan benefit available when the executive retires, times years of credited service.

If the executive selects the normal form of benefit at retirement and later dies, his spouse will be entitled to a benefit equal to 66 2/3% of the benefit the executive was receiving, excluding the supplemental benefit.

Mr. Celli is a participant in the defined benefit pension plan operated by SSL. Individuals who contribute 1% of pay into the pension plan earn the following benefit: the annual accrual under the plan is 1.2% of Credited

Compensation up to the U.S. Social Security Wage Base, plus 1.45% of the compensation in excess of the wage base. Beginning with the calendar year in which the individual attains his 15th year of service, the annual accrual is 1.5% of Credited Compensation up to the U.S. Social Security Wage Base plus 1.75% of the compensation in excess of the wage base. Credited Compensation above is defined as base pay plus overtime, bonuses, commissions, as well as certain pay differentials and premiums. Under the qualified plan, compensation is limited to the IRC Section 401(a)(17) compensation limit for U.S. tax qualified plans. Additional accruals for compensation above the IRC Section 401(a)(17) limit are provided under the Supplemental Executive Retirement Plan.

Effective December 31, 2013, benefits provided by the defined benefit pension plan operated by SSL were frozen, and the possibility for future benefit accruals was eliminated.

Benefits and Perquisites

MDA offers only limited perquisites to the CEO and the Named Executive Officers, and only when such perquisites provide competitive value, promote the retention of those executive officers, or promote the efficient performance of their duties. MDA does not believe that perquisites should represent a significant portion of compensation to the CEO and the Named Executive Officers. In 2016, MDA provided relocation benefits to Mr. Lance valued at $119,733 and relocation and an allowance for temporary living expenses of $318,083 for Mr. McCombe.

Governance Policies and Practices

Share Ownership Guidelines

MDA has common share ownership guidelines for its executives to further promote an ownership culture and the alignment of interests between executives and shareholders. It is important to note that to-date, MDA has not had the ability to deliver shares to US-based executives, and therefore all shares owned by these executives are those purchased, rather than awarded, or shares delivered as part of the Matching Program, which is designed to assist executives in the attainment of these guidelines. For the purposes of the guidelines, common shares are valued at the higher of the original cost and the market price of the common shares at the time of assessment.

Multiple of Base Salary
President and CEO	3 times
Executive Vice Presidents, Senior Vice Presidents and Business Unit Presidents	1.5 times

The recommended level of ownership is expected to be attained within five years of the date of assumption of office by the executives.

MDA’s share ownership guidelines prohibit hedging of share-based compensation or common shares.

As at December 31, 2016, Messrs. Lance, McCombe, Osborne and Celli have been in their executive positions for less than five years. They have five years from the date of assumption of office to attain the recommended tier of share ownership. Mr. Wirasekara has satisfied his guideline.

Named Executive Officer(1)	Number of Shares Held	Value of Shares Held(2) ($)	Guideline as Multiple of Base Salary	Value Required to Meet Guidelines ($)	Value Held as Multiple of Salary
Howard Lance	11,656	999,968	3 times	3,323,183	1.2 times
Anil Wirasekara	10,949	732,379	1.5 times	490,500	2.2 times
William McCombe	2,000	181,215	1.5 times	866,042	0.4 times
Don Osborne	5,142	397,308	1.5 times	412,500	1.4 times
John Celli	1,950	186,381	1.5 times	906,323	0.4 times

(1)	Mr. Friedmann, the former CEO, and Mr. Louis, one of the NEOs, are no longer executive officers or employees of MDA.
(2)	Common shares are valued at the higher of original cost and the closing price of the MDA common shares of $66.89 on the TSX on December 31, 2016.

Anti-hedging Policy

MDA’s share ownership guidelines prohibit hedging of share-based compensation or common shares by officers and directors of MDA. More specifically, a director or officer is prohibited from trading in derivatives on the MDA Common Shares. This policy ensures that the intended alignment between individual and shareholder interests is maintained.

Clawback Policy

MDA implemented a clawback policy, effective January 2014, that applies to the NEOs and certain other senior executives. The policy provides that MDA, at the direction of the Compensation Committee, may seek reimbursement for variable cash compensation awarded to an executive in situations where (a) there is a substantial restatement of MDA’s financial statements filed with the securities commissions in Canada (other than a restatement caused by a change in applicable rules or interpretations) and the price of the common shares has substantially decreased as a result of the restatement, (b) the incentive compensation would have been lower had the financial results been properly reported and (c) the restatement is within three years after the first filing of the financial statements.

Other

The Board, with input from the Compensation Committee, has carefully considered emerging practices aimed at further aligning executive compensation with the interests of shareholders. The Board has adopted an advisory vote on executive compensation.

How Executive Compensation is Determined

Roles, Responsibilities and Process

The Human Resources and Management Compensation Committee (the “Compensation Committee”) is mandated by the MDA board of directors to exercise an oversight role in the provision of competitive compensation programs that attract, retain and motivate management to enhance and sustain shareholder value. The Compensation Committee is composed of the following Directors: Eric J. Zahler (Chair), Lori B. Garver, Joanne O. Isham and C. Robert Kehler. Each member of the Compensation Committee is independent as defined in applicable securities laws, and each has expertise and experience in compensation matters. Mr. Phillips was the Chair of the Compensation Committee until May 4, 2016. Mr. Salloum was a member of the Compensation Committee until his retirement of November 1, 2016. The experience and expertise of the Compensation

Committee members has been acquired through their positions in senior management roles of other entities where they were involved in various human resources aspects, including the development of executive compensation, and/or through their involvement on boards of other corporations and in certain circumstances, the compensation committees of those boards.

The Compensation Committee is responsible for reviewing and setting compensation for the NEOs, except with respect to the CEO. The CEO’s compensation is reviewed and set by the Board, based on recommendations from the Compensation Committee. Members of management, including the CEO, are invited to Compensation Committee meetings from time to time, but are excused from meetings with respect to their individual compensation decisions. The Compensation Committee also oversees the potential risks inherent in MDA’s compensation programs and practices.

Management and the Compensation Committee follow the process below in the determination of executive compensation:

The CEO is actively engaged in the development and determination of MDA’s compensation programs (other than with respect to his own compensation). The CEO conducts an annual evaluation of each named executive officer’s performance for the previous year, and recommends salary adjustments, short-term incentive awards and long-term incentive awards for each named executive officer to the Compensation Committee. The CEO annually reviews market data prior to recommending the amount and mix of award types for the Named Executive Officers. The recommendations of the CEO are reviewed and approved by the Compensation Committee after discussion and adjustment, if appropriate.

The Compensation Committee conducts an annual review of the CEO’s performance. The Compensation Committee determines the CEO’s base salary, short-term incentive and long-term equity awards, as well as performance goals to be achieved for the following year. Based on this, the Compensation Committee makes a recommendation to the MDA board of directors and the MDA board of directors determines salary adjustments, short-term incentive awards and long-term incentive awards to be granted to the CEO.

In addition, the Board has the discretion, with the input of the Compensation Committee, if required, to award compensation to the CEO or the NEOs outside the compensation plan if deemed appropriate in the circumstances. In 2016, the Board exercised this discretion when modifying vesting provisions for certain executives retiring during the year.

Assessment of the Competitive Market

In order to help ensure that compensation of NEOs adheres to a pay-for-performance philosophy, is competitive, and encourages executive retention, the Compensation Committee periodically reviews executive compensation data derived from various surveys for each of the NEOs. In determining to employ annual compensation survey data as a primary market reference for assessing executives’ compensation and in making awards, the Compensation Committee determined that MDA is sufficiently unique to effectively compare against a specific peer group. The Compensation Committee does not directly tie individual pay elements to particular benchmarks. Rather, this market-check analysis is just one factor considered in the annual compensation approval process. Other important considerations include individual performance, scope of responsibilities, retention concerns and the need to recruit new executive officers. While the Compensation Committee does not explicitly benchmark to a particular market position, when evaluating the competitiveness of MDA’s pay program the Committee references the median of the competitive market.

To assess market competitiveness of the compensation arrangements for the NEOs prior to determining 2016 pay levels, the CEO and the Compensation Committee considered survey data obtained from Towers Watson and Radford, an Aon Hewitt company (“Radford”). Survey matches were selected to ensure that the data reviewed for each incumbent was appropriate with respect to position scope, revenue size, industry and geographic location.

The Committee’s Outside Advisors

In 2016, the Compensation Committee engaged Radford to serve as its outside advisor. At the Committee’s request, Radford provided insight into compensation programs and incentives used by other public companies, trends in executive compensation, pending and current legislation and the evolving policies and procedures adopted by proxy advisory services firms.

Executive Compensation Related Fees

Fees paid or accrued by MDA for the executive compensation market competitiveness review during 2016 were $38,515 (2015—$18,400). The external compensation consultant was not engaged to provide any other compensation related services for MDA in 2016. The Compensation Committee has assessed the independence of Radford and concluded that its engagement of this advisor does not raise any conflict of interest with MDA or any of its Directors or executive officers.

The Role of Shareholders

At MDA’s annual general meeting in 2016, the advisory vote on MDA’s executive compensation program (“say-on-pay” proposal) received the support of 98.7% of the votes cast. The Compensation Committee believes this result demonstrates shareholder support for the performance-based executive compensation programs that MDA maintains. While MDA received strong support for its say-on-pay proposal at the 2016 annual general meeting, the Compensation Committee continues to work to enhance its executive compensation program to align with shareholder interests. When making compensation decisions for MDA’s executive officers, the Compensation Committee will continue to consider the outcome of MDA’s say-on-pay votes and feedback from shareholders.

Consideration of Compensation Risk

The Board has an annual compensation risk review process, which is overseen by the Compensation Committee, in addition to a long standing compensation review process. The compensation risk review process seeks to identify inherent risks associated with compensation, reviews what policies and practices are in place to mitigate those risks, and how effectively these risks are being managed. This analysis covers the following areas: pay philosophy and governance, pay mix, incentives and performance measurement, share-based incentives, share ownership, and other policies and procedures.

In connection with the adoption of the annual target performance objectives for 2016, the Compensation Committee considered the extent to which the metrics (or others not selected) could potentially incentivize unnecessary or inappropriate risk-taking or short-term decision making.

In addition to the metrics selected for performance-based compensation, the Compensation Committee believes that certain other tools and policies mitigate the incentive for executives to take excessive or inappropriate risks. These tools and policies include:

•	robust share ownership guidelines;

•	policies prohibiting hedging of equity-based compensation or common shares;

•	equity awards that are generally not accelerated upon retirement; and

•	compensation clawback policy applicable to NEOs and other senior executives.

The following additional aspects of MDA’s compensation programs also limit the amount of benefit that could be obtained by executives through undue focus on short-term results and/or excessive or inappropriate risk taking:

•	long-term equity incentive is directly linked to MDA’s stock price;

•	short-term incentive awards are generally capped at 150% to 200% of target value, and are a relatively small component of executive compensation (see the Section “Pay Mix”); and

•	non-financial and qualitative goals and objectives are considered in the setting of future compensation for the CEO, CFO, and other NEOs.

In addition, compensation risks are further mitigated through the annual business planning process. MDA’s strategic objectives and risk assessment process are used in preparing the annual business plan which is then used for compensation planning, including compensation mix, and then further used to develop specific objectives for the achievement by the executives of annual short-term cash incentives.

The Board considers that the processes adopted to be an effective method for examining compensation risk and mitigation strategies. The Compensation Committee has considered the risks created by MDA’s compensation policies and practices, including mitigating factors, and, based on its review, does not believe that the compensation policies and practices create risks that are reasonably likely to have a material adverse effect on MDA.

Summary Compensation Table

The following tables set forth compensation earned by MDA’s CEO and the NEOs in fiscal 2014, 2015 and 2016.

Summary Compensation Table(1)

Name and Principal Position	Fiscal Year	Salary($)	Share- Based Awards($)	Option- Based Awards(2)($)		Non-Equity Incentive Plan Compensation— Annual Incentive Plans($)		Pension Value($)		All Other Compensation ($)		Total Compensation($)
Lance, Howard(3) President and Chief Executive Officer	2016	726,882	Nil	2,567,767		1,006,327		Nil		277,828	(4)	4,578,804

Wirasekara, Anil Executive Vice President and Chief Financial Officer	2016 2015 2014	327,000 319,000 319,000	Nil Nil Nil	1,023,482 1,145,520 1,033,200		380,675 177,500 135,100	(5)	605,500 135,800 113,100	(6)	46,221 14,022 13,397		2,382,878 1,791,842 1,613,797

McCombe, William Senior Vice President and Chief Financial Officer, SSL MDA Holdings, Inc.(7)	2016 2015 2014	556,541 511,480 45,888	Nil Nil Nil	663,194 676,175 609,875		406,735 Nil 147,919		Nil Nil Nil		330,641 6,794 219	(8)	1,957,111 1,194,449 803,901

Osborne, Don President, MDA Information Systems Group	2016 2015 2014	275,000 275,000 235,000	Nil Nil Nil	1,093,539 1,272,800 1,182,370	(9)	60,000 43,900 137,390		Nil Nil Nil		32,682 13,866 11,478		1,461,221 1,605,566 1,566,238

Celli, John President, SSL	2016 2015 2014	596,520 575,415 497,115	Nil Nil Nil	278,753 477,300 602,700		291,632 Nil 349,348		Nil Nil Nil		33,313 19,473 45,278		1,200,218 1,072,188 1,494,441

Friedmann, Daniel(10) Former President and Chief Executive Officer	2016 2015 2014	266,831 435,000 435,000	Nil Nil Nil	2,756,100 3,022,900 2,439,500		224,590 Nil 643,800	(12)	40,700 133,600 111,600		18,139,032 16,172 15,446	(11)	21,427,253 3,607,672 3,645,346

Louis, Peter(13) Former Executive Vice President and Chief Operating Officer	2016 2015 2014	273,291 361,000 361,000	Nil Nil Nil	1,421,502 1,591,000 1,291,500		Nil 189,000 183,150		Nil Nil Nil		1,169,620 16,029 16,736	(14)	2,864,413 2,157,029 1,852,386

(1)	Compensation paid in U.S. dollars to Mr. Lance is translated into Canadian dollars at the average exchange rate for the period of May 1, 2016 to December 31, 2016 (US$1.00 = C$1.3126). Compensation paid in U.S. dollars to Mr. McCombe and Mr. Celli is translated into Canadian dollars at the average exchange rate for the year (2016—US$1.00 = C$1.3256; 2015—US$1.00 = C$1.2787; 2014—US$1.00 = C$1.1047).
(2)	Unless otherwise indicated, awards granted under the Option-Based Awards column are LTIP Units awarded pursuant to MDA’s long-term incentive plans. For more information on the LTIP Units and MDA’s long-term incentive plans, see the section “Long-Term Incentive Plans”. The LTIP Units are valued using the Black-Scholes option pricing model. The valuation method is chosen to reflect the variability of the price of common shares on the value of the LTIP Units and the vesting and expiration dates of the LTIP Units. For further information on the method used for the determination of the number of LTIP Units awarded to each of the NEOs, see the section “Long-Term Incentive Plans”.
(3)	Mr. Lance assumed his current position as President and Chief Executive Officer in May 2016. Therefore, information prior to 2016 is not provided. Compensation amounts for 2016 are pro-rated for the period of employment. Mr. Lance did not receive compensation in his role as director of MDA.
(4)	This amount includes $119,733 associated with Mr. Lance’s relocation and a $131,260 signing bonus paid upon his hiring.
(5)	This amount includes $192,650 paid to Mr. Wirasekara with respect to prior amounts due under his employment agreement.

(6)	This amount also includes payments made under a retirement compensation agreement for Mr. Wirasekara.
(7)	Mr. McCombe was an independent contractor for part of 2014 and was not an officer of any subsidiary of MDA.
(8)	This amount includes $318,083 associated with Mr. McCombe’s relocation and an allowance for temporary living expenses.
(9)	Included in this figure is an amount of $34,370 representing Mr. Osborne’s entitlement to 362 shares, with a value of $94.95 per share as at December 31, 2014, under MDA’s Matching Program.
(10)	Mr. Friedmann ceased to be President and CEO in May 2016. Compensation amounts for 2016 are pro-rated for the period of employment.
(11)	On Mr. Friedmann ceasing to be President and CEO, he received a total of $18.3 million as contemplated by his 1999 employment agreement, of which $15.3 million was paid with respect to share based compensation.
(12)	Mr. Friedmann declined the payment of his 2015 short-term incentive compensation, which would have been $435,000, as performance targets at SSL were not achieved.
(13)	In conjunction with the reorganization, Mr. Louis ceased being Executive Vice President and Chief Operating Officer in September 2016 when the position was eliminated. Compensation amounts for 2016 are pro-rated for the period of employment.
(14)	Pursuant to Mr. Louis’ 2015 employment agreement, he was paid $747,200 in respect of two years of salary and $386,000 in respect of two years of bonus when he ceased to be Executive Vice President and Chief Operating Officer.

During fiscal year 2016, the CEO and the NEOs exercised certain share-based awards that were granted in prior years. The pre-tax gain of the share-based awards exercised during the year was as follows: Mr. Friedmann—$2,019,504 and Mr. Louis—$1,074,937.

Outstanding Share-Based Awards and Option-Based/SARs Awards Table

	Option-Based/SARs Awards(1)				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options/SARs	Exercise Price ($)	Expiration Date	Value of Unexercised In-The-Money Options/SARs(2) ($)	Number of Shares or Units of Shares that Have Not Vested (#)	Market or Payout Value of Share-based Awards that Have Not Vested ($)	Market or Payout Value of Share-based Awards not paid out or distributed ($)
Lance, Howard	2016 LTIP –175,000 2017 LTIP –250,000	87.36 66.72	May 1, 2021 Nov 30, 2026	— —	— —	— —	— —

Wirasekara, Anil	2013 LTIP – 13,000 2013 LTIP – 16,000 2014 LTIP – 52,000 2015 LTIP – 72,000 2016 LTIP – 72,000 2017 LTIP – 62,000	51.95 57.05 81.86 87.70 85.82 66.72	Dec 2, 2017 Jan 6, 2018 Dec 1, 2018 Dec 7, 2019 Nov 30, 2020 Nov 30, 2026	142,220 93,440 — — — —	— — — — — —	— — — — — —	— — — — — —

McCombe, William	2014 LTIP – 42,500 2015 LTIP – 42,500 2016 LTIP – 42,500 2016 LTIP – 4,500 2017 LTIP – 72,000	83.60 87.70 85.82 85.75 66.72	Mar 9, 2019 Dec 7, 2019 Nov 30, 2020 Aug 2, 2021 Nov 30, 2026	— — — — —	— — — — —	— — — — —	— — — — —

Osborne, Don	2013 LTIP – 6,667 2013 LTIP – 6,667 2014 LTIP – 40,000 2014 LTIP – 40,000 2015 LTIP – 80,000 2016 LTIP – 40,000 2016 LTIP – 40,000 2017 LTIP – 70,000	51.95 57.05 81.86 89.19 87.70 85.82 85.75 66.72	Dec 2, 2017 Jan 6, 2018 Dec 1, 2018 Jun 2, 2019 Dec 7, 2019 Nov 30, 2020 Aug 2, 2021 Nov 30, 2026	72,937 38,935 — — — — — —	— — — — — — — —	— — — — — — — —	— — — — — — — —

Celli, John	2013 LTIP – 20,000 2014 LTIP – 28,000 2015 LTIP – 30,000 2016 LTIP – 30,000	68.95 81.86 93.99 69.73	Apr 1, 2018 Dec 1, 2018 Jun 15, 2020 Nov 3, 2021	— — — —	— — — —	— — — —	— — — —

Friedmann, Daniel	2014 LTIP –170,000 2015 LTIP –190,000 2016 LTIP –190,000	81.86 87.70 85.82	Dec 1, 2018 Dec 7, 2019 Nov 30, 2020	— — —	— — —	— — —	— — —

Louis, Peter	2014 LTIP – 65,000 2015 LTIP –100,000 2016 LTIP –100,000	81.86 87.70 85.82	Dec 1, 2018 Dec 7, 2019 Nov 30, 2020	— — —	— — —	— — —	— — —

(1)	MDA has no options outstanding, only share appreciation rights (“LTIP Units”). The information presented in this table was current as of May 25, 2017, such date being the most recent practicable date.
(2)	Calculated by using the closing market price of the MDA common shares on May 25, 2017, which was $62.89 per share.

Termination and Change of Control Benefits

MDA has an employment agreement with each of Messrs. Lance and Wirasekara. Mr. Lance’s agreement contains severance benefits and Mr. Wirasekara’s agreement provides severance and change of control benefits.

Change of control benefits are granted to motivate executive officers to act in the best interests of MDA’s shareholders in a change of control transaction by removing the distraction of post-change of control uncertainties faced by executive officers with regard to their continued employment and compensation. MDA believes that where “change of control” provisions are included in an agreement, that “double trigger” change of control compensation is consistent with market practices and is attractive in maintaining continuity and retention of key management personnel.

Severance benefits are appropriate, particularly with respect to a termination by MDA without cause or by the employee for good reason, since in these scenarios, both MDA and the executive officer have a mutually agreed upon severance package that is in place prior to any termination event. This provides MDA with certainty and the flexibility to make changes in executive management if such change is in MDA’s best interests.

The employment agreement with Mr. Lance was entered into in 2016 whereby MDA provides severance if he resigns for good reason or is terminated without cause, as defined in his employment agreement.

The employment agreement with Mr. Wirasekara was put in place prior to MDA’s initial public offering in 2000 and was amended as of September 2016 in order to ensure Mr. Wirasekara’s retention as CFO. Severance is provided if Mr. Wirasekara is terminated in connection with a change of control transaction on a “double trigger” basis, meaning that before such executive can receive compensation: (i) a change in control, as defined, must occur; and (ii) within 24 months of such change of control, Mr. Wirasekara’s employment must be terminated without cause. The employment agreement with Mr. Wirasekara provides severance payment in the event of termination without cause or for good reason.

Pursuant to his employment letter, Mr. McCombe is entitled to severance benefits. In the event that his employment is terminated by Holdings without cause or he resigns employment for good reason as these terms are defined in his letter, Mr. McCombe will be paid severance in an amount equal to his then current base salary for a period of 12 months on a salary continuation basis.

Certain Relationships and Related Party Transactions

In the second quarter of 2016, Mr. Friedmann, the former President and Chief Executive Officer of MDA, received a total of $18.3 million as contemplated by his 1999 employment agreement, of which $15.3 million of this amount was recorded as settlement of share-based compensation.

Except for the foregoing, there were no relationships and no transactions or loans between related parties and MDA that required disclosure in this proxy statement.

Corporate Governance

As a Canadian reporting issuer with securities listed on the TSX, MDA has in place a system of corporate governance practices which is responsive to applicable Canadian requirements, including those of the Canadian Securities Administrators, which has issued corporate governance guidelines pursuant to National Policy 58-201—Corporate Governance Guidelines (the “Corporate Governance Guidelines”), together with certain related disclosure requirements pursuant to National Instrument 58-101—Disclosure of Corporate Governance Practices (“NI 58-101”). MDA’s corporate governance practices meet or exceed all applicable Canadian requirements.

For a summary of the material differences between the rights of DigitalGlobe shareowners and MDA shareholders, which includes a description of certain differences between the requirements of the BCA and the DGCL, see the section entitled “Comparison of Rights of MDA Shareholders and DigitalGlobe Shareowners.”

Board Composition

Under MDA’s articles, the MDA board of directors must consist of a minimum of 3 and a maximum of 20 directors as determined from time to time by the MDA board of directors. MDA’s articles provide that a director may be removed by a majority vote of all voting shares. The directors are appointed at the annual general meeting of shareholders for a term of one year.

There are no family relationships among any of MDA’s directors or executive officers.

Majority Voting Policy

In accordance with the requirements of the TSX, MDA has adopted a “Majority Voting Policy,” which provides that if, with respect to any particular nominee for election as a director of MDA, the number of common shares withheld exceeds the number of common shares voted in favor of the nominee, then for purposes of MDA’s majority voting policy, the nominee shall be considered not to have received the support of the shareholders and is expected to immediately submit to the MDA board of directors his or her resignation. The Governance and Nominating Committee will promptly consider the director’s offer to resign and will make a recommendation to the MDA board of directors whether to accept it. With the exception of special circumstances that would warrant the continued service of the applicable director on the MDA board of directors, the Governance and Nominating Committee will accept and recommend acceptance of the resignation of that director, by the MDA board of directors. Any director who tenders his or her resignation will not participate in the deliberations unless the remaining directors do not constitute a quorum, in which case all directors may participate in the deliberations. Within 90 days of receiving the final voting results, the MDA board of directors will decide whether to accept or not accept the resignation of that director. Following the decision of the MDA board of directors on the resignation, the MDA board of directors will disclose, via press release, its decision whether to accept the director’s resignation offer including the reasons for rejecting the resignation offer, if applicable. The Majority Voting Policy does not apply to a contested election of directors, that is, where the number of nominees exceeds the number of directors to be elected. For more information, see the section entitled “Comparison of Rights of MDA Shareholders and DigitalGlobe Shareowners.”

Director Evaluation

The MDA board of directors carries out a formal, robust director, as well as board and committee, evaluation process. In 2016, the assessment was conducted by the Chairman of the MDA board of directors. The process consisted of the Chairman having a collective discussion with the board of directors on the effectiveness and performance of the MDA board of directors and the committees of the board of directors. The process in 2016 also included review of the recommendations of an external consultant who was engaged in 2015 to conduct assessments of the board of directors, board committees, and individual directors.

As part of the annual performance evaluation of the effectiveness of the MDA board of directors, its committees and individual directors, the Governance and Nominating Committee considers, among other things, the balance of skills, background, experience and knowledge, including knowledge related to MDA’s business or that which is compatible with or of assistance to MDA, management of MDA and the MDA board of directors, the diversity representation of the board of directors (including gender), how the board of directors and each of its committees work together as a unit, and other factors relevant to the effectiveness of the board of directors, its committees and individual directors. In addition, the Governance and Nominating Committee annually reviews and updates its board competency matrix. The purpose of the board competency matrix is to ensure the skill set of the directors, through their skills, business expertise and experience, meets the needs of the MDA board of directors and MDA’s business.

Director Independence

A director is considered to be independent if he or she is independent within the meaning set forth in National Policy 58-201 (the “Corporate Governance Guidelines”). For the purposes of National Policy 58-201, a director is independent if he or she would be independent for the purposes of NI 58-101. Under NI 58-101, a director is considered to be independent if he or she is independent within the meaning of Section 1.4 of NI 52-110—Audit Committees (“NI 52-110”), which generally provides that a board member is independent if he or she has no direct or indirect material relationship with the issuer. The MDA board of directors has undertaken a review of the independence of each director under the requirements of the Corporate Governance Guidelines. Based on information provided by each director concerning his or her background, employment and affiliations, the MDA board of directors has determined that 7 of the 8 members of its board of directors are “independent” as that term is defined under the Corporate Governance Guidelines. Mr. Lance is not independent by reason of the fact that he is MDA’s President and Chief Executive Officer.

Members of the MDA board of directors are also members of the boards of other public companies. Currently, there are no instances where directors of MDA jointly serve as directors on the same board of another public company. See “—MDA Directors and Executive Officers.” The MDA board of directors has not adopted a director interlock policy, but is keeping informed of other public company directorships held by its members.

Meetings of Independent Directors

Before or after every meeting of the board of directors, the non-management directors meet in camera and under the chairmanship of the chairman, without the presence of management. Mr. Phillips serves as the non-executive chairman of the MDA board of directors. Mr. Lance attends MDA committee meetings in his capacity as President and Chief Executive Officer of MDA at the invitation of the committees and is not a member of any of the committees.

Governance Guidelines and Code of Business Conduct and Ethics

MDA has adopted a Statement of Corporate Governance Practices (the “Governance Guidelines”). MDA has also adopted a Business Conduct and Ethics Practice – Directors (the “Code of Conduct”), which is applicable to all of its directors.

The full text of the Governance Guidelines and the Code of Conduct will be posted on MDA’s website at http://mdacorporation.com/corporate/investor/corporate-governance. Information contained on, or that can be accessed through, MDA’s website does not constitute a part of this prospectus and is not incorporated by reference herein. If MDA makes any amendment to the Code of Conduct or grants any waivers, including any implicit waiver, from a provision of the Code of Conduct, MDA will disclose the nature of such amendment or waiver on its website to the extent required by the rules and regulations of the SEC and the Canadian Securities Administrators. Under Item 16B of the SEC’s Form 20-F, if a waiver or amendment of the Code of Conduct applies to MDA’s principal executive officer, principal financial officer, principal accounting officer or controller and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, MDA will disclose such waiver or amendment on its website in accordance with the requirements of Instruction 4 to such Item 16B.

Diversity

The governance and nominating committee annually reviews the composition of the board of directors, giving careful consideration to factors such as age, ethnicity, gender, geographies, competencies and experience. The board considers candidates on merit, based on a balance of skills, background, experience and knowledge. In identifying the highest quality directors, the committee will take into account diversity considerations such as gender, age and ethnicity and similar factors, with a view to ensuring the Board benefits from a broad range of perspectives and relevant experience.

The MDA board of directors approved a written board diversity policy in February 2016. Consideration of the number of women on the board, along with other diversity attributes, is an important component of the selection process of nominees for election to the board and the recruitment of new candidates for board membership. The policy does not include a target number or percentage of women on the board because candidates for the board are selected on merit. The board is committed to an identification and nomination process that will identify qualified women candidates. The governance and nominating committee completed a comprehensive review of board composition at its October 2015 and October 2016 meetings.

Committees of the Board of Directors

MDA currently has an audit committee, a human resources and management compensation committee and a governance and nominating committee, and each committee has a written mandate which sets out the activities or areas of MDA business to which the committee is required to devote its attention. All committees are currently composed of “independent” directors as the term is defined under the Corporate Governance Guidelines.

Audit Committee

MDA’s audit committee is comprised of Messrs. Chookaszian, Phillips, Kenning, and Zahler. Mr. Chookaszian serves as Chair. The MDA board of directors has determined that each of the members of the audit committee is “financially literate” within the meaning of NI 52-110.

The MDA board of directors has established a written mandate setting forth the purpose, composition, authority and responsibility of the audit committee, consistent with the rules of NI 52-110. The principal purpose of MDA’s audit committee is to assist the MDA board of directors in discharging its oversight of, among other things:

•	the internal and external audit functions;

•	the accounting and financial reporting and disclosure processes of MDA;

•	MDA’s systems of internal controls regarding finance and accounting; and

•	MDA’s process for compliance with laws and regulations.

MDA’s audit committee has unrestricted access to all of MDA’s documents and personnel and may request any information about MDA as it may deem appropriate. It also has the sole authority to engage independent counsel and any other advisors as the audit committee may deem appropriate in its sole discretion. The audit committee is not required to obtain the approval of the MDA board of directors in order to retain or compensate such consultants or advisors.

Pre-Approval Procedures for Non-Audit Services

The audit committee is also responsible for the pre-approval of all audit and non-audit services to be provided to MDA and its subsidiaries by MDA’s external auditor. At least annually, the audit committee reviews and confirms the independence of the auditor by obtaining statements from the independent auditor describing all relationships or services that may affect their independence and objectivity, and the committee will take appropriate actions to oversee MDA’s auditor.

Human Resources and Management Compensation Committee

MDA’s human resources and management compensation committee is comprised of Mmes. Isham and Garver and Messrs. Zahler and Kehler. Mr. Zahler serves as Chair. For a description of the background and experience of each member of the human resources and management compensation committee, see “—Executive Officers and Directors.”

The MDA board of directors has established a written mandate setting forth the purpose, composition, authority and responsibility of the human resources committee. The human resources and management compensation committee’s purpose is to assist the MDA board of directors in developing, implementing and monitoring sound human resources policies of MDA. The principal responsibilities and duties of the human resources and management compensation committee include, among other things, assisting and advising the MDA board of directors in relation to:

•	oversight of the senior management organizational structure;

•	human resources planning, including the development and succession of senior management;

•	the compensation and benefits program provided by MDA to its senior management; and

•	development and recommendation to the MDA board of directors compensation guidelines and philosophies for the senior management and MDA as a whole.

Further particulars of the process by which compensation for MDA’s executive officers is determined is provided under the heading “—MDA Executive Compensation.”

Governance and Nominating Committee

MDA’s governance and nominating committee is comprised of Ms. Garver and Messrs. Chookaszian, Kenning and Phillips. Ms. Garver serves as Chair.

The MDA board of directors has established a written mandate setting forth the purpose, composition, authority and responsibility of the governance and nominating committee. The governance and nominating committee’s purpose is to assist the MDA board of directors by overseeing governance structure and practices of MDA. The mandate of the governance and nominating committee requires the committee, among other things, to:

•	review and update the MDA board of directors competency matrix;

•	oversee and report to the MDA board of directors on the annual director evaluation processes;

•	review and recommend to the MDA board of directors policies that govern size and composition of the board;

•	advise MDA’s board of directors on committee membership, the appointment of committee chairs and board chairman succession planning;

•	approve any engagement of an outside report, or experts, by the governance and nominating committee or any director at the expense of MDA; and

•	recommend nominees for election to the MDA board of directors.

In identifying new candidates for nomination to the MDA board of directors, the governance and nominating committee reviews the skills, experience and diversity characteristics of the directors, having regard to MDA’s policies, and oversees a director recruitment search and nomination process.

The governance and nominating committee, together with the chairman of the MDA board of directors also carries out a periodic assessment of the board, the chairman of the board, the committees and their respective chairs and each director. The evaluation process assists the committee and the MDA board of directors in assessing overall board performance and measuring the contributions made by the MDA board of directors, each committee and each individual director. Following the assessment, a summary of the results is prepared and presented to the governance and nominating committee for review, discussion and subsequent presentation to the full board of directors.

Description of MDA Securities

Set forth below is a summary of the material terms of MDA securities and certain provisions of the BCA and MDA’s articles as they relate to MDA securities. The following summary is not complete and is qualified in its entirety by the BCA, MDA’s notice of articles and MDA’s articles. For additional information, see the section entitled “Comparison of Rights of MDA Shareholders and DigitalGlobe Shareowners.”

General

MDA’s authorized share capital consists of an unlimited number of common shares without nominal or par value and an unlimited number of preferred shares without nominal or par value. As of May 25, 2017, MDA had issued and outstanding: 36,430,356 common shares and no preferred shares.

Common Shares

Dividends

Dividends on common shares are declared at the discretion of the MDA board of directors. The holders of MDA common shares are entitled (subject to the rights, privileges, restrictions and conditions of other classes of MDA shares) to receive such declared non-cumulative dividends in such amount, in such form, at such rate and on such class of shares as the board of directors may determine from time to time. For more information, see the section entitled “Comparison of Rights of MDA Shareholders and DigitalGlobe Shareowners.”

Liquidation, Dissolution or Winding-Up

On the liquidation, dissolution or winding-up of MDA, holders of common shares are entitled to participate equally, share for share, in any distribution of the property and assets of MDA, subject to the rights of holders of preferred shares and any other class of shares of MDA entitled to receive the property and assets of MDA on such a distribution in priority to or equally with the holders of the common shares.

Voting Rights

Holders of MDA common shares are entitled to receive notice of and to attend all annual and special meetings of the MDA shareholders and to vote thereat, except meetings at which only holders of a specified class of shares (other than common shares) or specified series of share are entitled to vote. MDA’s articles provide that, subject to certain restrictions, (a) with respect to any vote by show of hands, each shareholder or proxy present is entitled to one vote and (b) with respect to a poll, each shareholder has one vote in respect of each share. Subsidiaries of MDA that hold shares of MDA, if any, are not entitled to vote.

In general, any matter voted upon by MDA’s shareholders shall be decided by a simple majority of the votes cast, unless the matter to be voted requires a special resolution (which requires 2/3 of the votes cast on the resolution). For more information, see the section entitled “Comparison of Rights of MDA Shareholders and DigitalGlobe Shareowners.”

Other Rights

The MDA common shares are subject to the Shareholder Rights Plan Agreement (“SRPA”), dated as of January 8, 2008, by and among MDA and ComputerShare Investor Services Inc., as rights agent, as most recently reconfirmed by the MDA shareholders at the 2014 annual meeting of the MDA shareholders. The SRPA is designed to encourage any bidder to provide MDA shareholders with equal treatment in a take-over bid and full value for their investment. Pursuant to the SPRA, one right (a “Right”) has been issued and attached to each MDA common share outstanding and will be attached to each MDA common share subsequently issued, subject to certain exceptions described therein. In connection with the announcement of the occurrence of a “Flip-in Event”, which is a transaction or event pursuant to which any person becomes an “Acquiring Person” (as such terms are defined in the SPRA), each Right entitles the holder thereof to purchase an MDA common share at the exercise price calculated in accordance with and subject to the terms and conditions of the SRPA. The Rights are subject to amendment, redemption, or expiration and may become null and void as described therein.

The SPRA will automatically expire at the termination of MDA’s annual meeting in 2017 unless extended by reconfirmation of the MDA shareholders. MDA does not expect to ask its shareholders to vote to reconfirm the SPRA at the MDA meeting.

Holders of MDA common shares have no conversion, preemptive or other subscription rights and there are no sinking fund or general redemption rights applicable to MDA common shares.

Preferred Shares

MDA is authorized to issue an unlimited number of preferred shares without nominal or par value, but as of May 25, 2017, no preferred shares have been issued. MDA preferred shares may be issued from time to time in one or more series. Subject to the following provisions, and subject to the filing of notice of articles in prescribed form and receipt of a notice of articles, in accordance with the BCA, the MDA directors are authorized to fix the designation, rights, privileges, restrictions and conditions attaching to each series of MDA preferred shares, including, without limitation, the issue price per share, the rate or amount of any dividends or the method of calculating any dividends, the dates of payment thereof, any redemption, purchase and/or conversion prices and terms and conditions of any redemption, purchase and/or conversion, and any sinking fund or other provisions. If issued, MDA preferred shares will, with respect to the payment of any dividends and any distribution of assets or return of capital in the event of liquidation, dissolution or winding up of MDA, be entitled to a preference over MDA common shares. Subject to the provisions of the BCA, and the provisions of MDA’s articles, MDA preferred shares, if issued, will have no voting rights as a class or series.

Certain Provisions of the BCA and MDA’s Articles

Certain provisions of the BCA and MDA’s articles could make more difficult a change in control of MDA by means of an amalgamation, arrangement, sale, lease or exchange of all, or substantially all, of its property other than in the ordinary course of business, or liquidation. While MDA’s articles do not impose explicit provisions that would necessarily have an effect of delaying, deferring or preventing a change in control by any such transactions, under the BCA, in certain circumstances such transactions require approval by two-thirds of all of the outstanding shares of MDA. Additionally, certain provisions of the BCA and MDA’s articles could make more difficult a change in control by means of a proxy contest. For more information, see the section entitled “Comparison of Rights of MDA Shareholders and DigitalGlobe Shareowners.”

Ownership and Exchange Controls

There is no law, governmental decree or regulation in Canada or provision contained in the charter or other constituent documents of MDA that restricts the export or import of capital, or which would affect the remittance of dividends or other payments by MDA to non-resident or foreign holders of MDA common shares, other than certain tax requirements and withholding obligations, as further described in the section entitled “Certain Canadian Federal Income Tax Considerations of Holding MDA Common Shares.”

There are no limitations on the rights of non-resident or foreign owners to hold or vote MDA securities imposed by the BCA or by MDA’s organizational documents.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

MDA’s articles provide that a shareholder (who is listed in MDA’s securities register at the close of business on the record date for notice of a meeting at which directors are to be voted upon as a shareholder entitled to vote) may give notice (if such person remains a shareholder as of the date of notice) to MDA of a director nomination. Such notice must be timely and must be made in proper form to MDA’s secretary at MDA’s principal executive offices in person or by facsimile. Additionally, MDA may require any proposed nominee to furnish such other information (including any written consent to act as a director) as may reasonably be required under the BCA, applicable securities laws or the rules of any stock exchange on which MDA common shares are listed. The MDA board of directors may waive any of the foregoing requirements.

To be timely, such notice must be given (a) in the case of an annual general meeting, not later than the close of business on the 30th day prior to the meeting, provided that if the meeting is to be on a date that is less than 50 days after the public announcement thereof, such notice may be made not later than the close of business on the 10th day following the notice date, and (b) in the case of a special meeting, not later than the close of business on the 15th day following the day on which the first public announcement of the special meeting was made.

Under the BCA, shareholder proposals, may be made by eligible registered or beneficial holders of shares entitled to vote at an annual meeting of shareholders so long as the shareholder has held such shares uninterrupted for a period of at least two years before the date of signing of the proposal, and who together in the aggregate constitute at least 1/100 of the issued shares of MDA or have a fair market value in excess of the prescribed amount (currently $2,000). Those registered or beneficial holders must alongside the proposal submit and sign a declaration providing the requisite information under the BCA. To be a valid proposal, the proposal must be submitted at least three months before the anniversary of the previous year’s annual general meeting. For more information, see the section entitled “Comparison of Rights of MDA Shareholders and DigitalGlobe Shareowners.”

MDA’s Transfer Agent

Upon the closing of the merger, the transfer agent and registrar for the MDA common shares in Canada will be Computershare Investor Services Inc. at its principal office at 100 University Avenue, 8th Floor, Toronto, Ontario and the co-transfer agent and co-registrar in the United States will be Computershare Trust Company, N.A. at its principal office at 250 Royall Street, Canton, Massachusetts.

Listing of MDA Common Shares

The MDA common shares are currently listed on the TSX under the symbol “MDA”. MDA intends to apply to list its common shares of MDA received by DigitalGlobe shareholders in the merger, on the NYSE or NASDAQ. It is expected that following consummation of the merger the MDA common shares will trade in US dollars on the NYSE or NASDAQ and in Canadian dollars on the TSX.

BENEFICIAL OWNERSHIP OF SECURITIES

Security Ownership of Certain Beneficial Owners and Management of DigitalGlobe

The table below shows the shares of DigitalGlobe common stock beneficially owned as of May 25, 2017 by (a) each person known by DigitalGlobe to beneficially own more than 5% of the shares of DigitalGlobe common stock issued and outstanding, (b) each director (who was serving as a director as of that date) and nominee for director, (c) each named executive officer, and (d) all current directors and executive officers as a group. In general, a person “beneficially owns” shares if he or she has or shares with others the right to vote those shares or to dispose of them, or if the person has the right to acquire such voting or disposition rights on May 25, 2017 or 60 days thereafter (such as by exercising options or stock appreciation rights). Except as indicated by the footnotes to the table below, DigitalGlobe believes, based on the information furnished to it, that the persons named in the table have sole voting and/or investment power with respect to all shares of DigitalGlobe common stock that they beneficially own, subject to applicable community property laws. As of May 25, 2017, there were 62,107,786 issued and outstanding shares of DigitalGlobe common stock. As of May 25, 2017, there were also 80,000 issued and outstanding shares of DigitalGlobe preferred stock. Of the 80,000 shares of DigitalGlobe preferred stock, 76,500 of the shares are owned by Citigroup Global Markets, Inc. constituting 96% of the outstanding amount of DigitalGlobe preferred stock. The 80,000 shares of DigitalGlobe preferred stock are convertible at the option of the holder, at a conversion price of $26.17 per common share, into 3,056,935 shares of DigitalGlobe common stock, representing less than 5% of DigitalGlobe common stock and DigitalGlobe preferred stock (on an as-converted to DigitalGlobe common stock basis). The address of Citigroup Global Markets, Inc. is 390 Greenwich Street, 3rd Floor, New York, NY, 10013. Unless otherwise noted, the mailing address of each person or entity named in the table below is 1300 West 120th Avenue, Westminster, Colorado 80234.

Name of Beneficial Owner	Options Exercisable Within 60 Days(1)	Number of Shares of DigitalGlobe Common Stock Beneficially Owned	Percentage of Outstanding Shares of DigitalGlobe Common Stock Beneficially Owned(2)	Percentage of Outstanding Shares of DigitalGlobe Capital Stock Beneficially Owned(3)
All currently known five percent beneficial owners
T. Rowe Price Associates Inc.(4)	—	8,747,274	14.1%	13.4%
100 E. Pratt St., Baltimore, MD 21202
BlackRock, Inc.(5)	—	5,129,315	8.3%	7.9%
55 East 52nd St., NY, NY 10022
The Vanguard Group, Inc.(6)	—	4,782,602	7.7%	7.3%
100 Vanguard Blvd., Malvern, PA 19355
Dimensional Fund Advisors, LP(7)	—	5,228,809	8.4%	8.0%
Building One, 6300 Bee Cave Rd., Austin, TX 78746
All directors and named executive officers
Jeffrey R. Tarr	275,836	497,210	*	*
Gary W. Ferrera	—	42,965	*	*
Timothy M. Hascall	61,700	129,092	*	*
Walter S. Scott(8)	193,028	346,179	*	*
Daniel L. Jablonsky	21,227	90,645	*	*
Howell M. Estes, III	29,484	71,395	*	*
Nick S. Cyprus(9)	—	26,561	*	*
Roxanne J. Decyk	—	2,000	*	*
Lawrence A. Hough(10)	—	33,033	*	*
Warren C. Jenson(11)	32,512	56,902	*	*
L. Roger Mason, Jr.	—	2,348	*	*
Kimberly Till	—	22,404	*	*
Eddy Zervigon	—	16,756	*	*
All current executive officers and directors as a group (16 persons)(12)	613,787	1,434,786	2.3%	2.2%

*	Less than 1%
(1)	Number of DigitalGlobe common stock subject to options exercisable within 60 days after May 25, 2017.
(2)	The percentage of outstanding shares of DigitalGlobe common stock beneficially owned by each person and entity included in the table is calculated by dividing the number of shares beneficially owned by such person or entity as described above by the sum of (a) the 62,107,786 shares of DigitalGlobe common stock issued and outstanding on May 25, 2017 and (b) the number of shares of DigitalGlobe common stock that such person had the right to acquire from DigitalGlobe on or within 60 days of that date.
(3)	The percentage of outstanding shares of DigitalGlobe capital stock beneficially owned by each person and entity included in the table is calculated by dividing the number of shares beneficially owned by such person or entity as described above by the sum of (a) the 62,107,786 shares of DigitalGlobe common stock issued and outstanding on May 25, 2017, (b) the 3,056,935 shares of DigitalGlobe common stock into which the DigitalGlobe preferred stock is convertible as of May 25, 2017, and (c) the number of shares of DigitalGlobe common stock that such person had the right to acquire from DigitalGlobe on or within 60 days of May 25, 2017.
(4)	Based on information supplied by T. Rowe Price Associates, Inc. and T. Rowe Price Mid-Cap Growth Fund, Inc. in a Schedule 13G/A filed with the SEC on March 10, 2017. According to the Schedule 13G/A, T. Rowe Price Associates, Inc., an investment adviser, and T. Rowe Price Mid-Cap Growth Fund, Inc., an investment company, are each organized in the State of Maryland, have sole power to vote or direct the vote of 7,145,337 shares of common stock and sole power to dispose or direct the disposition of 8,747,274 shares of common stock as of February 28, 2017.
(5)	Based on information supplied by Blackrock, Inc. in a Schedule 13G/A filed with the SEC on January 23, 2017. According to the Schedule 13G/A, Blackrock, Inc., organized in the State of Delaware, has sole power to vote or direct the vote of 4,951,973 shares of common stock and sole power to dispose or direct the disposition of 5,129,315 shares of common stock as of December 31, 2016.
(6)	Based on information supplied by The Vanguard Group, Inc. in a Schedule 13G/A filed with the SEC on February 9, 2017. According to the Schedule 13G/A, The Vanguard Group, Inc. organized in the Commonwealth of Pennsylvania, is an investment advisor. The Vanguard Group has sole power to vote or direct the vote of 75,389 shares of common stock, shared power to vote or direct the vote of 7,942 shares of common stock, sole power to dispose or direct the disposition of 4,702,720 shares of common stock, and shared power to dispose or to direct the disposition of 79,882 shares of common stock as of December 31, 2016.
(7)	Based on information supplied by Dimensional Fund Advisors LP in a Schedule 13G filed with the SEC on February 9, 2017. According to the Schedule 13G, Dimensional Fund Advisors LP, organized in the State of Delaware, is an investment advisor. Dimensional Fund Advisors LP has sole power to vote or direct the vote of 5,123,280 shares of common stock and sole power to dispose or to direct the disposition of 5,228,809 shares of common stock as of December 31, 2016.
(8)	Includes 98,667 shares of DigitalGlobe common stock registered in the name of Walter S. Scott & Diane R. Scott, Trustees of their Successors in Trust under the Walter and Diane Scott Living Trust, dated March 19, 2000, where Mr. Scott shares voting and investment power with Diane R. Scott.
(9)	Includes 500 shares of DigitalGlobe common stock owned by Mr. Cyprus’ spouse. Mr. Cyprus disclaims beneficial ownership with regard to these shares.
(10)	Includes 833 shares of common stock held by a trust for the benefit of two of Mr. Hough’s minor grandchildren, where Mr. Hough is not the trustee but where he holds a power-of-attorney for disposing the shares. Includes 3,918 shares of common stock held by trusts for the benefit of Mr. Hough’s minor grandchildren, where Mr. Hough is the Trustee. Mr. Hough disclaims beneficial ownership of the shares held in trust for his minor grandchildren, and this disclosure should not be deemed an admission that Mr. Hough is the beneficial owner of such shares.
(11)	Includes 6,200 shares of common stock held by four separate trusts for the benefit of Mr. Jenson’s four children, where Mr. Jenson is not the trustee. Mr. Jenson disclaims beneficial ownership with regard to these shares.
(12)	Mr. Wray, Jose Torres and Mme. Georges are included within these totals.

Security Ownership of Certain Beneficial Owners and Management of MDA

The table below shows the MDA common shares beneficially owned as of May 25, 2017 by (a) each person known by MDA to beneficially own more than 5% of the MDA common shares issued and outstanding, (b) each director (who was serving as a director as of that date) and nominee for director, (c) each named executive officer, and (d) all current directors and executive officers as a group. In general, a person “beneficially owns” shares if he or she has or shares with others the right to vote those shares or to dispose of them, or if the person has the right to acquire such voting or disposition rights on May 25, 2017 or 60 days thereafter (such as by exercising share appreciation rights). The percentage of MDA common shares beneficially owned is based on 36,430,356 MDA common shares outstanding as of May 25, 2017. Furthermore, unless otherwise noted, the mailing address of each person or entity named in the table is One Embarcadero Center, Suite 500, San Francisco, California 94111.

Name of Beneficial Owner	Number of MDA Common Shares Beneficially Owned	Percent of Class
All currently known five percent beneficial owners(1)
QV Investors Inc.	4,163,203	11.4%
Livingston Place, Suite 1008, 222 – 3rd Ave. SW,
Calgary, Alberta T2P 0B4(2)
All currently known directors and executive officers
Howard L. Lance	27,186	*
Robert L. Phillips	6,000	*
Dennis H. Chookaszian	14,071	*
Lori B. Garver	—	*
Joanne O. Isham	—	*
C. Robert Kehler	—	*
Brian G. Kenning	—	*
Eric J. Zahler	1,000	*
Anil Wirasekara(3)	20,796	*
William McCombe	2,000	*
John Celli	1,950	*
Daniel Friedmann(4)	7,252	*
Peter Louis(5)	12,543	*
Don Osborne(6)	8,203	*
All executive officers and directors as a group (14 persons)	101,001	*

*	Less than 1%
(1)	Under Canadian securities laws, beneficial ownership reporting only applies to significant shareholders who beneficially own or control and direct, whether directly or indirectly, 10% or more of the common shares of an issuer. As a result, there is no method by which MDA can reliably identify beneficial owners of 5% or more of its common shares.
(2)	Based on information contained in Form 62-103F3 filed on February 3, 2017, with share ownership as of January 31, 2017.
(3)	Mr. Wirasekara’s reported holdings include 3,747 MDA common shares issuable upon Mr. Wirasekara’s exercise of share appreciation rights that have vested on May 25, 2017 or 60 days thereafter, calculated based on the respective strike price of the share appreciation rights and the closing market price of $62.89 on May 25, 2017.
(4)	Mr. Friedmann served as Chief Executive Officer until May 13, 2016. His reported holdings are based on information available on SEDI (System for Electronic Disclosure by Insiders), which was last updated on January 13, 2017.

(5)	Mr. Louis served as Executive Vice President and Chief Operating Officer until September 23, 2016. His reported holdings are based on information available on SEDI, which was last updated on September 23, 2016.
(6)	Mr. Osborne’s reported holdings include 1,779 MDA common shares issuable upon Mr. Osborne’s exercise of share appreciation rights that have vested on May 25, 2017 or 60 days thereafter, calculated based on the respective strike price of the share appreciation rights and the closing market price of $62.89 on May 25, 2017.

COMPARISON OF RIGHTS OF MDA SHAREHOLDERS AND DIGITALGLOBE SHAREOWNERS

If the merger is completed, shareowners of DigitalGlobe will become shareholders of MDA. DigitalGlobe is incorporated in the State of Delaware and the rights of DigitalGlobe shareowners are currently governed by the DGCL, the amended and restated certificate of incorporation of DigitalGlobe (“DigitalGlobe’s certificate of incorporation”), the amended and restated bylaws of DigitalGlobe (“DigitalGlobe’s bylaws”) and the DigitalGlobe certificate of designation. The rights of MDA shareholders are currently governed by the Business Corporations Act (British Columbia) (the “BCA”) and the notice of articles of MDA (“MDA’s notice of articles”) and the articles of MDA (“MDA’s articles”).

This section of the proxy statement/prospectus describes the material differences between the rights of DigitalGlobe shareowners and MDA shareholders. This section does not include a complete description of all differences between the rights of DigitalGlobe shareowners and MDA shareholders, nor does it include a complete description of the specific rights of these persons.

The following summary chart is qualified in its entirety by reference to, and you are urged to read carefully, the relevant provisions of the DGCL and the BCA, as well as DigitalGlobe’s certificate of incorporation, DigitalGlobe’s bylaws, the DigitalGlobe certificate of designation, MDA’s notice of articles and MDA’s articles. This summary does not reflect any of the rules of the NYSE or TSX that may apply to DigitalGlobe or MDA in connection with the merger. Copies of DigitalGlobe’s certificate of incorporation, DigitalGlobe’s bylaws and the DigitalGlobe certificate of designation are filed as exhibits to the reports of DigitalGlobe incorporated by reference in this proxy statement/prospectus. MDA’s notice of articles and MDA’s articles are filed as exhibits to this proxy statement/prospectus and are incorporated by reference herein. See the section entitled “Where You Can Find Additional Information” for more information.

	DigitalGlobe	MDA
Outstanding Capital Stock

DigitalGlobe has outstanding common and preferred shares. In addition to the rights attaching to the DigitalGlobe preferred stock (as set forth under the heading “Designations of Preferred Stock” below), holders of DigitalGlobe common stock and DigitalGlobe preferred stock are entitled to all of the applicable rights and obligations provided under the DGCL, DigitalGlobe’s certificate of incorporation and DigitalGlobe’s bylaws.

As of                 , 2017, the record date for the special meeting, DigitalGlobe had (a) shares of common stock issued and outstanding and (b)             shares of preferred stock issued and outstanding.

MDA only has outstanding one class of common shares. Holders of MDA common shares are entitled to all of the respective rights and obligations provided to shareholders under the BCA and MDA’s articles.

As of                 , 2017, the record date for the special meeting, (a)              MDA common shares were issued and outstanding, (b)              MDA common shares were reserved and available for issuance with respect to certain MDA equity plans, and (c) no MDA preferred shares were issued and outstanding.

Authorized Capital Stock	The aggregate number of shares of stock that DigitalGlobe has the authority to issue is 274,000,000 shares of capital stock, consisting of 250,000,000 shares of common stock, par value $0.001 per share, and	The authorized share capital of MDA consists of (a) an unlimited number of MDA common shares, having no par value and (b) an unlimited number of MDA preferred shares, having no par value.

	DigitalGlobe	MDA

24,000,000 shares of preferred stock, par value $0.001 per share, of which 80,000 shares are authorized to be issued as Series A Convertible Preferred Stock, par value $0.001 per share.

The board of directors, without DigitalGlobe shareowner approval, may approve the issuance of authorized but unissued shares of common stock or preferred stock.

MDA’s articles provide that MDA preferred shares may be issued in one or more series.

Designations of Preferred Stock

DigitalGlobe’s certificate of incorporation authorizes its board of directors, without DigitalGlobe shareowner approval, to issue up to 24 million shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon the preferred stock, including voting rights, dividend rights, conversion rights, terms of redemption, liquidation preference, and the number of shares constituting any series or the designation of a series. The DigitalGlobe board of directors can, without DigitalGlobe shareowner approval, issue preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of common stock.

DigitalGlobe shareowners holding preferred stock shareowners representing at least a majority of the aggregate preferred shares then outstanding must approve, at a duly called meeting or by written consent, any amendment, addition or repeal of any provision to the DigitalGlobe certificate of designation, or the filing of any certificate of designations, preferences, limitations and relative rights of any series of preferred stock of DigitalGlobe, if such change would adversely alter or change the preferences, rights, privileges or powers of, or restrictions provided in the DigitalGlobe certificate of designation.

MDA’s articles provide that the MDA board of directors, without approval of the holders of MDA common shares, may issue an unlimited number of MDA preferred shares, and may fix the designation, rights, privileges, restrictions and conditions attaching to each series of MDA preferred shares, subject to the filing of notice of articles, including without limitation, the rate or amount of any dividends or the method of calculating any dividends, the dates of payment thereof, any redemption, purchase and/or conversion prices and terms of any redemption, purchase and/or conversion and any sinking fund or other provisions.

Any proposed amendment to the rights, privileges, restrictions or conditions attaching to any series of issued MDA preferred shares must be approved by at least a two-thirds majority of the MDA preferred shares voted at a meeting duly convened for such purpose, if such amendment would prejudice or interfere with such rights, privileges, restrictions or conditions.

	DigitalGlobe	MDA
Voting Rights

Each share of DigitalGlobe common stock entitles the holder thereof to one vote at all meetings of DigitalGlobe shareowners at which the holders of DigitalGlobe common stock are voting.

Each share of DigitalGlobe preferred stock entitles the holder thereof to the whole number of votes equal to the number of shares of DigitalGlobe common stock into which such holder’s share of DigitalGlobe preferred stock would be convertible on the record date for the vote or consent of DigitalGlobe shareowners, and shall otherwise have voting rights and powers equal to the voting rights and powers of the DigitalGlobe common stock.

DigitalGlobe’s bylaws provide that any question brought before any meeting of the DigitalGlobe shareowners (except for the election of directors), shall be decided by the vote of the holders of a majority of the total number of votes of DigitalGlobe common stock and DigitalGlobe preferred stock (voting on an as-converted to DigitalGlobe common stock basis), represented at the meeting and entitled to vote on such question, voting as a single class.

MDA’s articles provide that holders of MDA common shares have the right to attend all shareholder meetings and vote thereat, except for meetings at which only a specified class of shares (other than common shares) or specified series is entitled to vote. MDA’s articles provide that, subject to the BCA, the holders of MDA preferred shares shall not have the right to vote, except that the holders of the MDA preferred shares are entitled to such approval as may be required by law regarding any amendment or repeal of the provisions attaching to the MDA preferred shares.

Additionally, MDA’s articles provide that, subject to certain restrictions, (a) with respect to any vote by show of hands, each shareholder or proxy present is entitled to one vote and (b) with respect to a poll, each shareholder has one vote in respect of each share. Subject to the BCA, every motion put to a vote at a meeting of shareholders will be decided on a show of hands, or its functional equivalent, unless a poll, before or on the declaration of the result of the vote by show of hands, or its functional equivalent, is directed by the chair or demanded by any shareholder entitled to vote who is present in person or by proxy. On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

Subsidiaries of MDA that hold shares of MDA, if any, are not entitled to vote.

In general, any matter voted upon by MDA’s shareholders shall be decided by a simple majority of the votes cast, unless the matter to be voted requires a special resolution (which requires 2/3 of the votes cast on the resolution).

Quorum of Shareholders	DigitalGlobe’s bylaws provide that the holders of a majority of DigitalGlobe’s common stock and DigitalGlobe preferred stock, on an as-converted to	MDA’s articles provide that subject to special rights and restrictions attached to any class or series of shares, a quorum of shareholders is constituted

	DigitalGlobe	MDA
DigitalGlobe common stock basis, issued and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the shareowners for the transaction of business. A quorum, once established, shall not be broken by the withdrawal of enough votes to leave less than a quorum. If, however, such quorum shall not be present or represented at any meeting of the shareowners, the shareowners entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting until a quorum shall be present or represented.

by two persons who are, or represent by proxy, shareholders holding at least 25% of the issued shares entitled to be voted.

MDA’s articles provide that, with respect to a meeting of shareholders that is a continuation of a meeting of shareholders (other than a general meeting requisitioned by shareholders) that was adjourned because within one-half hour from the time set for such initial meeting a quorum was not present, if a quorum of shareholders is not present within one-half hour from the time set for holding such continuation of the adjourned meeting, then the person or persons present that are, or represent by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

Adjournment of Shareholder Meetings

DigitalGlobe’s bylaws provide that any meeting of the shareowners may be adjourned from time to time to reconvene at the same or some other place, and notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting shall be given to each shareowner of record entitled to notice of and to vote at the meeting.

At the adjourned meeting, DigitalGlobe may transact any business which might have been transacted at the original meeting.

MDA’s articles provide that the chair of a meeting of shareholders may, and if so desired by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

Additionally, MDA’s articles provide that if, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present, then, in the case of any such meeting (other than a general meeting requisitioned by shareholders), such meeting stands adjourned to a fixed time and place as determined by the chair of the MDA board of directors or by the MDA board of directors.

	DigitalGlobe	MDA
With respect to a general meeting requisitioned by shareholders, at which a quorum is not present within one-half hour from the time set for the holding of such meeting, the meeting is dissolved.

Dividends, Repurchases and Redemptions

Dividends

Under DigitalGlobe’s certificate of incorporation and the DGCL, DigitalGlobe shareowners are entitled to receive dividends if, as and when declared by the DigitalGlobe board of directors.

DigitalGlobe shareowners holding preferred stock are entitled to receive cumulative dividends in accordance with the terms of the DigitalGlobe certificate of designation.

Holders of DigitalGlobe preferred stock are also entitled to participate in dividends paid to the DigitalGlobe shareowners holding common stock on an as-converted to DigitalGlobe common stock basis.

Under the DGCL, the DigitalGlobe board of directors may declare and pay a dividend to DigitalGlobe shareowners out of surplus or, if there is no surplus, out of net profits for the year in which the dividend is declared or the immediately preceding fiscal year, or both. A dividend may be paid in cash, in shares of DigitalGlobe common stock, in shares of DigitalGlobe preferred stock or in other property.

Repurchases/Redemptions

Under the DGCL, DigitalGlobe may redeem or repurchase shares of its own common stock, except that generally it may not redeem or repurchase those shares if the capital of DigitalGlobe is impaired at the time or would become impaired as a result of the redemption or repurchase of such shares. DigitalGlobe preferred stock is redeemable in accordance with its

Dividends

MDA’s articles provide that, subject to the BCA, the MDA board of directors may declare and authorize payment of dividends as the board of directors deems advisable.

MDA’s articles provide that any dividend unclaimed after a period of three years from the date on which such dividend was declared to be payable shall be forfeited and shall revert to MDA. MDA shall not be liable to any person in respect of any dividend which is forfeited to MDA or delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

Under the BCA, dividends may be declared unless there are reasonable grounds for believing that (a) MDA is insolvent or (b) the payment of the dividend would render MDA insolvent.

Repurchases/Redemptions

Under the BCA, MDA may, subject to certain other requirements contained in the BCA, (a) redeem, on the terms and in the manner provided in its articles, any of its shares that has a right of redemption attached to it, (b) if it is so authorized by, and subject to any restriction in its articles, purchase any of its shares, and (c) subject to any restriction in its articles, otherwise acquire any of its shares. MDA’s articles do not expressly provide for any specific redemption rights, however, MDA’s articles provide that, with certain limitations, MDA may, if authorized by the MDA board of directors, purchase or otherwise acquire any of its shares upon the

	DigitalGlobe	MDA

terms. Repurchased and redeemed shares may be retired or held as treasury shares. Shares that have been repurchased but have not been retired may be resold by a corporation for such consideration as the board of directors may determine in its discretion. Prior to any redemption of DigitalGlobe preferred shares, DigitalGlobe shareowners holding preferred stock must be given no less than 30 days’ prior written notice and the ability to convert the DigitalGlobe preferred stock into DigitalGlobe common stock and shall be paid the full redemption price in cash.

Subject to certain terms in DigitalGlobe’s certificate of incorporation and the DigitalGlobe certificate of designation, outstanding shares of DigitalGlobe common stock and/or DigitalGlobe preferred stock are subject to redemption by action of the DigitalGlobe board of directors, if in the judgment of the board of directors action should be taken, pursuant to the DGCL or any other applicable provision of law, to the extent necessary to prevent the loss or secure the reinstatement of any license or franchise from any governmental agency held by DigitalGlobe or any of its subsidiaries to conduct any portion of the business of DigitalGlobe or any of its subsidiaries, which license or franchise is conditioned upon some or all of the DigitalGlobe shareowners possessing prescribed qualifications.

terms authorized by the MDA board of directors. Purchased or otherwise acquired shares may be sold, gifted or otherwise disposed of, provided that while MDA holds any such shares, it is not entitled to vote such shares at a meeting of shareholders, pay a dividend in respect of such shares or make any other distribution in respect of such shares.

Size of the Board of Directors	DigitalGlobe’s certificate of incorporation and DigitalGlobe’s bylaws provide that the number of directors constituting its board of directors will consist of not less than one nor more than 15 members and the exact number shall be fixed from time to time by the board of directors. The DigitalGlobe board of directors currently consists of 9 directors.	MDA’s articles provide that MDA shall have a minimum of 3 and a maximum of 20 directors as determined by the MDA board of directors. Between annual meetings, the MDA board of directors may appoint additional directors, but the number of additional directors may not exceed 1/3 of the number of directors elected at the last annual meeting.

	DigitalGlobe	MDA
DigitalGlobe’s bylaws provide that a quorum for a meeting of directors is a majority of directors.

Under the BCA, a board of directors of a BCA corporation that is a public company must have no fewer than three directors.

MDA’s articles provide that a quorum for a meeting of directors may be set by the directors to a number not less than 50% of the directors in office, and, if not so set, is deemed to be a majority of directors in office.

Post-Merger Board Composition	The merger agreement provides that the directors of Merger Sub will be the directors of DigitalGlobe after the effective time. At this time, it has not yet been determined who will serve as directors of the surviving corporation. For additional information, see the section entitled “The Merger Proposal—Board of Directors and Management of MDA after the Merger.”	The MDA board of directors currently has 8 members. In connection with the merger, MDA agreed to appoint the DigitalGlobe designees, being 3 individuals as mutually agreed upon in good faith by DigitalGlobe and MDA (each of whom must have been serving as a director of the DigitalGlobe board of directors as of the date of the merger agreement) and reasonably approved by the Governance and Nominating Committee of the MDA board of directors, to serve on the MDA board of directors at the effective time. MDA and DigitalGlobe have agreed that General Howell M. Estes, III, Dr. L. Roger Mason, Jr. and Nick S. Cyprus will be appointed to serve as MDA directors upon consummation of the merger. In lieu of appointing the DigitalGlobe designees to the MDA board at the effective time, such individuals will be nominated for election at the MDA meeting to the MDA board at the effective time. In addition, it is expected that, as of the effective time, General Estes will be appointed as a member of MDA’s Human Resources and Management Compensation Committee, Dr. Mason will be appointed as a member of MDA’s Governance and Nominating Committee and Mr. Cyprus will be appointed as a member of MDA’s Audit Committee. For additional information, see the section entitled “The Merger Porposal—Board of Directors and Management of MDA after the Merger.”

	DigitalGlobe	MDA

Term of Directors; Classification of the Board of Directors	DigitalGlobe’s certificate of incorporation and DigitalGlobe’s bylaws provide that directors will be divided into three classes, with each class consisting of, as nearly as may be possible, one-third of the total number of directors constituting the entire DigitalGlobe board of directors. Each class of directors will serve for a three-year term and until their successors are duly elected and qualified. If the number of directors is changed, any increase or decrease will be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional director of any class elected to fill a vacancy resulting from an increase in such class or from the removal from office, death, disability, resignation or disqualification of a director or other cause will hold office for a term that will coincide with the remaining term of that class, but in no case will a decrease in the number of directors have the effect of removing or shortening the term of any incumbent director.

The BCA and MDA’s articles provide that a director ceases to be a director when the term of office of the director expires, the director dies, the director resigns by providing written notice to MDA, or the director is removed by the MDA shareholders or the MDA board of directors. Additionally, all directors cease to hold office immediately before the election of directors at the annual meeting, but they are eligible for re-election or re-appointment.

The MDA board of directors is not divided into more than one class.

Election of Directors

DigitalGlobe’s bylaws provide that directors are elected at the annual meeting of shareowners or at a special meeting called for such purpose and hold office until the annual meeting for the year in which his or her term expires and until his or her successor is elected and qualified.

Directors of DigitalGlobe are elected if the votes cast for such nominee’s election exceed the votes cast against such nominee’s election; however, in contested elections, directors are elected by a plurality of votes cast.

MDA’s articles provide that a separate vote of MDA shareholders shall be taken with respect to each candidate nominated for director.

Under the BCA, directors are to be elected by ordinary resolution (a majority of common shares represented and voting) passed at a meeting called for that purpose. However, the MDA board of directors has adopted a majority voting policy.

To this end, the form of proxy for the vote at a meeting of shareholders enables shareholders to vote in favor of, or to withhold from voting, separately for each nominee. If, with respect to any particular nominee, the number of common shares withheld exceeds the number of common shares voted in favor of the nominee, then for purposes of MDA’s majority voting

DigitalGlobe	MDA
policy, the nominee shall be considered not to have received the support of the shareholders, even though duly elected as a matter of corporate law. A person elected as a director who is considered under this test not to have the confidence of shareholders is expected to immediately submit to the MDA board of directors his or her resignation. The Governance and Nominating Committee will promptly consider the director’s offer to resign and make a recommendation to the MDA board of directors whether to accept it. In making its recommendation, the committee will consider the reason why the votes were withheld, the skills and expertise of that director, the overall composition of the MDA board of directors and the skills and the expertise of the other directors. With the exception of special circumstances that would warrant the continued service of the applicable director on the MDA board of directors, the Governance and Nominating Committee will accept and recommend acceptance of the resignation of that director, by the MDA board of directors. Any director who tenders his or her resignation will not participate in the deliberations unless the remaining directors do not constitute a quorum, in which case all directors may participate in the deliberations. Within 90 days of receiving the final voting results, the MDA board of directors will decide whether to accept or not accept the resignation of that director. If the resignation is accepted, subject to any applicable law, the MDA board of directors may leave the resultant vacancy unfilled until the next annual general meeting, fill the vacancy through the appointment of a new director whom the MDA board of directors considers to merit the confidence of the shareholders, or call a special meeting of shareholders at which there will be presented one or

	DigitalGlobe	MDA
more nominees to fill any vacancy or vacancies. Following the decision of the MDA board of directors on the resignation, the MDA board of directors will disclose, via press release, its decision whether to accept the director’s resignation offer including the reasons for rejecting the resignation offer, if applicable.

Removal of Directors	DigitalGlobe’s certificate of incorporation and DigitalGlobe’s bylaws provide that, except as otherwise required by applicable law and subject to the rights, if any, of the holders of shares of DigitalGlobe preferred stock then outstanding, directors may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least eighty percent (80%) of the combined voting power of the issued and outstanding DigitalGlobe common stock and DigitalGlobe preferred stock (on an as-converted to DigitalGlobe common stock basis) entitled to vote in the election of directors.	MDA’s articles provide that the MDA shareholders may remove a director before the expiration of his or her term by ordinary resolution (a majority of common shares represented and voting). Additionally, the MDA board of directors may remove any director if the director ceases to be qualified to act as a director and does not promptly resign.

Filling of Vacancies on the Board of Directors	DigitalGlobe’s certificate of incorporation and DigitalGlobe’s bylaws provide that any vacancies are filled by a majority of the board of directors then in office, provided that if the vacancy is the result of an increase in the number of directors, that a quorum must be present to fill the vacancy.

MDA’s articles provide that if there are fewer directors in office than the number that constitutes a quorum, the shareholders may elect directors to fill any vacancy. Additionally, the MDA board of directors may appoint a qualified person to fill any vacancy, except a vacancy (a) resulting from an increase in the number of the minimum or maximum number of directors (b) resulting from a failure by the shareholders to elect the minimum number of directors set or otherwise required under MDA’s articles. A director appointed by the MDA board of directors to fill a vacancy holds office for the unexpired term of his or her predecessor.

Under MDA’s articles, if the shareholders remove a director, the vacancy may be filled by the shareholders by ordinary resolution (a

	DigitalGlobe	MDA

majority of common shares represented and voting). If the shareholders do not elect a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint a director to fill the vacancy.

MDA’s articles provide that between annual meetings, the MDA board of directors may appoint one or more additional directors of MDA, but the number of additional directors may not exceed 1/3 of the number of directors elected at the last annual meeting. Such appointment by the MDA board of directors of additional directors is not considered to be filling any vacancies on the MDA board of directors.

Ability to Call Special Meeting of Shareowners / Shareholders

DigitalGlobe’s certificate of incorporation and DigitalGlobe’s bylaws provide that a special meeting of shareowners may be (a) called by (i) the chairman of the board of directors, (ii) the president, or (iii) the chief executive officer, and (b) shall be called by any officer at the written request of (i) the board of directors or (ii) a committee of the board of directors with the power to call such meetings. At any such special meeting only such business shall be conducted as specified in the notice of meeting.

DigitalGlobe shareowners do not have the ability to call a special meeting.

MDA’s articles provide that the directors may call a meeting of shareholders at such time as they determine.

Under the BCA, the holders of not less than 1/20 of the shares that carry a right to vote at a meeting may requisition the directors to call a meeting of shareholders for the purpose of transacting any business that may be transacted at a general meeting. If the directors do not call the meeting within 21 days after receiving a request in compliance with this provision, the requisitioning shareholders, any one or more of them holding, in the aggregate, more than 1/40 of the issued shares of MDA that carry the right to vote at general meetings, may send notice of a general meeting to be held to transact the business stated in the requisition.

Notice of Annual and Special Meetings of Shareowners/Shareholders

Under the DGCL and DigitalGlobe’s bylaws, written notice of annual and special meetings of DigitalGlobe shareowners must be given not less than 10 nor more than 60 days before the date of the meeting to each shareowner entitled to vote at such meeting as of the record date.

Under the BCA and MDA’s articles, the MDA board of directors must call an annual meeting of shareholders at least once in each calendar year and not later than 15 months after holding the last preceding annual meeting. Under the BCA, MDA may apply to the Corporate Registrar for an order extending the time for calling an annual meeting.

DigitalGlobe	MDA

DigitalGlobe shareowners holding preferred stock are entitled to the same notice of annual and special meetings as the DigitalGlobe shareowners holding common stock.

DigitalGlobe’s bylaws provide that notice of a special meeting must also state the purpose for which the special meeting is called.

Under the DGCL, an annual meeting of shareowners is required for the election of directors and for such other proper business as may be conducted thereat. The Delaware Court of Chancery may order a corporation to hold an annual meeting if a corporation has failed to do so for a period of 13 months after its last annual meeting.

DigitalGlobe’s bylaws provide that the annual meeting of shareowners will be held at such time as shall be designated from time to time by the board of directors. DigitalGlobe’s certificate of incorporation provides that meetings of shareowners may be held within or without the State of Delaware.

Under DigitalGlobe’s bylaws, the directors may fix a record date to determine the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the board of directors, and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If no record date is fixed by the board of directors, the record date for determining shareowners entitled to notice of or to vote at a meeting of shareowners shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

Under MDA’s articles, meetings of shareholders shall be held at such place in Canada or the United States as determined by the MDA board of directors.

Under the BCA and MDA’s articles, taken together, notice of the date, time and place of a meeting of MDA shareholders must be given not less than 21 days nor more than two months prior to the meeting to each director, to MDA’s auditor and to each shareholder entitled to vote at the meeting.

Under the BCA and MDA’s articles, the directors may fix in advance a date as the record date for the determination of shareholders entitled to receive notice of a meeting of shareholders.

Under the BCA, the record date must not precede the date on which the meeting is to be held by more than two months. If no record date is fixed, the record date will be at 5:00 p.m. on the day immediately preceding the day on which the notice is sent or, if no notice is sent, the beginning of the meeting.

Under the BCA, the MDA board of directors must place certain financial statements and an auditor’s report before the shareholders at the annual meeting.

	DigitalGlobe	MDA

Stockholder / Shareholder Action by Written Consent

Under the DGCL, unless otherwise provided in the certificate of incorporation, any action of shareowners may be taken by written consent. DigitalGlobe’s certificate of incorporation provides, however, that any action required or permitted to be taken by DigitalGlobe shareowners must be effected at a duly called annual or special meeting. The ability of DigitalGlobe shareowners to consent in writing to the taking of any action is specifically denied.

The DigitalGlobe certificate of designation provides, however, that DigitalGlobe shareowners holding preferred stock may take action by written consent for the purpose of voting on any proposed action by DigitalGlobe to (a) amend or repeal any provision of, or add any provision to, the DigitalGlobe certificate of designation, DigitalGlobe’s certificate of incorporation, DigitalGlobe’s bylaws, or file any articles of amendment or a new certificate of designations if such action would adversely alter or change the preferences, rights, privileges or powers of, or restrictions provided for the benefit of holders of DigitalGlobe preferred stock, or (ii) declare or pay any dividend or make any other payment or distribution on account of DigitalGlobe’s capital stock of any class junior in rank to the DigitalGlobe preferred stock in respect of the preferences as to distributions and payments on the liquidation, dissolution and winding up of DigitalGlobe, other than dividends with respect to which the holders of DigitalGlobe preferred stock are entitled to participate.

Under the BCA, generally, shareholder action without a meeting may only be taken by consent resolution of the shareholders entitled to vote on the resolution: with a written consent executed by shareholders holding 2/3 of the shares being effective to approve an action requiring an ordinary resolution; and with a written consent executed by all shareholders being effective to approve an action requiring a special resolution or an exceptional resolution. For a public company such as MDA, this effectively means that all actions requiring shareholder approval must be taken at a duly convened shareholder meeting.

Advance Notice Requirements for Director Nominations and Other Proposals by Shareowners/Shareholders	Under DigitalGlobe’s bylaws, a DigitalGlobe shareowner wishing to nominate a director for election to the DigitalGlobe board of directors or propose other business to be	MDA’s articles provide that a shareholder (who is listed in MDA’s securities register at the close of business on the record date for notice of a meeting at which directors are to

DigitalGlobe	MDA

considered at the annual meeting must provide written notice (in proper form) to the secretary not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the first anniversary of the immediately preceding annual meeting of shareowners; provided, however, that in the event that the annual meeting is called for a date that is more than thirty (30) days before or more than seventy (70) days after such anniversary date, notice by the shareowner must be so received no earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of the annual meeting was first made by DigitalGlobe.

A DigitalGlobe shareowner wishing to nominate a director for election to the DigitalGlobe board of directors at a special meeting of shareowners must give written notice (in proper form) to the secretary not earlier than the close of business on the one hundred twentieth (120th) day prior to such special meeting nor later than the close of business on the later of the ninetieth (90th) day prior to such special meeting or the tenth (10th) day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the board of directors to be elected at such special meeting.

The public announcement of an adjournment or postponement of an annual or special meeting of shareowners will not commence a new time period for the giving of a shareowner’s notice as described above.

be voted upon as a shareholder entitled to vote) may give notice (if such person remains a shareholder as of the date of notice) to MDA of a nomination. Such notice must be timely and must be made in proper form to MDA’s secretary at MDA’s principal executive offices in person or by facsimile. Additionally, MDA may require any proposed nominee to furnish such other information (including any written consent to act as a director) as may reasonably be required under the BCA, applicable securities laws or the rules of any stock exchange on which MDA shares are listed. The MDA board of directors may waive any of the foregoing requirements.

To be timely, such notice must be given (a) in the case of an annual general meeting, not later than the close of business on the 30th day prior to the meeting, provided that if the meeting is to be on a date that is less than 50 days after the public announcement thereof, such notice may be made not later than the close of business on the 10th day following the notice date, and (b) in the case of a special meeting, not later than the close of business on the 15th day following the day on which the first public announcement of the special meeting was made.

To be in proper form, such notice must set forth:

(i) if the nominating shareholder is not the beneficial owner of the shares, the identity of the beneficial owner and the number of shares held by that beneficial owner;

(ii) as to each person whom the nominating shareholder proposes to nominate for election as a director (1) the name, age and address of the person, (2) the principal occupation or employment of the person, (3) the class or series and number of shares in

DigitalGlobe	MDA

To be in proper form, the notice of nomination must set forth:

(i) as to each person whom the shareowner proposes to nominate for election as a director (1) all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, (2) such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected, and (3) a completed and signed questionnaire, representation and agreement as required by DigitalGlobe’s bylaws;

(ii) as to any other business that the shareowner proposes to bring before the annual meeting, a brief description of the business desired to be brought before the annual meeting, the text of the proposal or business, the reasons for conducting such business at the annual meeting and any material interest in such business of such shareowner and the beneficial owner, if any, on whose behalf the proposal is made; and

(iii) as to the shareowner giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made: (1) the name and record address of such shareowner, as they appear on DigitalGlobe’s books, and of such beneficial owner, (2) the class or series and number of shares of DigitalGlobe common stock and/or DigitalGlobe preferred stock which are owned beneficially and of record by such shareowner and such beneficial owner as of the date of the notice, (3) a description of any agreement, arrangement or understanding with respect to the nomination or proposal between the shareowner and/or beneficial owner; (4) a description of any agreement, arrangement or understanding involving the shareowner or beneficial owner with respect to DigitalGlobe securities, (5) a the capital of MDA which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, and (4) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular or other filings to be made in connection with solicitations of proxies for election of directors pursuant to the BCA and applicable securities laws; and

(iii) as to the nominating shareholder and any beneficial owner respecting which the notice was given, the class or series and number of shares in the capital of MDA (as well as options, other rights, etc.) which are controlled or which are owned beneficially or of record by such person(s), each of its respective affiliates and associates and each person acting jointly or in concert with any of them as of the record date for the meeting of the shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, any proxy, contract, agreement, arrangement, understanding or relationship pursuant to which such nominating shareholder or beneficial owner has a right to vote any shares of MDA on the election of directors and any other information relating to such nominating shareholder or beneficial owner that would be required to be made in a dissident’s proxy circular or other filings to be made in connection with solicitations of proxies for election of directors pursuant to the BCA and applicable securities laws.

Under the BCA, shareholder proposals, may be made by eligible registered or beneficial holders of shares entitled to vote at an annual meeting of shareholders so long as the shareholder has held such shares uninterrupted for

	DigitalGlobe	MDA

description of any proxy, agreement, or understanding in effect as of the date of notice pursuant to which the shareowner or beneficial owner has or shares a right to vote or direct any third party vote of DigitalGlobe common stock or DigitalGlobe preferred stock, (6) a representation that the shareowner is a holder of record entitled to vote and intends to appear in person or by proxy at the meeting to propose such business or nomination, (7) a representation whether the shareowner or the beneficial owner intends or is part of a group which intends to deliver a proxy statement to shareowners to approve or adopt the proposal or elect the nominee and/or otherwise to solicit proxies or votes from shareowners in support of such proposal or nomination, and (8) any other information relating to such shareowner or beneficial owner that would be required to be made in connection with solicitation of proxies with the SEC, and (9) with respect to items 2, 3, 4 and 5, a representation that the shareowner will notify DigitalGlobe within 5 business days after the record date for such annual meeting of any such circumstance as of such record date.

To be in proper form, the notice of other business (other than a nomination) is satisfied if the shareowner has notified DigitalGlobe of his or her intention to present a proposal at an annual meeting in compliance with U.S. Exchange Act rules and regulations and such proposal has been included in DigitalGlobe’s proxy statement for the annual meeting.

a period of at least two years before the date of signing of the proposal, and who together in the aggregate constitute at least 1/100 of the issued shares of MDA or have a fair market value in excess of the prescribed amount (currently $2,000). Those registered or beneficial holders must alongside the proposal submit and sign a declaration providing the requisite information under the BCA. To be a valid proposal, the proposal must be submitted at least three months before the anniversary of the previous year’s annual general meeting.

Amendments to the Certificate of Incorporation / Notice of Articles	DigitalGlobe’s certificate of incorporation provides that DigitalGlobe may amend, alter, change or repeal any provision in DigitalGlobe’s certificate of incorporation in the manner provided	Under the BCA, alteration of a notice of articles generally requires authorization by either court order, by a 2/3 vote of all voting shares or by the methods specified in a company’s articles. Certain alterations to matters

	DigitalGlobe	MDA

in the DGCL; provided, however, that the affirmative vote of the holders of at least eighty percent (80%) of the voting power of the shares entitled to vote at an election of directors is required to amend, alter, change, repeal, or to adopt any provision inconsistent with Articles Fifth (management of the business), Eighth (action by stockholders), Tenth (amendment of bylaws), Eleventh (shares subject to redemption) or Twelfth (amendment of certificate of incorporation).

The DigitalGlobe certificate of designation provides that holders of DigitalGlobe preferred stock representing at least a majority of the aggregate preferred shares then outstanding must approve, at a duly called meeting or by written consent, any amendment, addition or repeal of any provision to the certificate of incorporation if such change would adversely alter or change the preferences, rights, privileges or powers of, or restrictions provided in the DigitalGlobe certificate of designation.

such as changes to company name or address or a change in directors will not require authorization by the above mentioned methods. Specific alterations such as those of a nature affecting a particular class or series in a manner that would prejudice or interfere with the rights of those in question, will entitle the affected class or series to vote on the alteration, whether or not it otherwise carries the right to vote.

Amendments to Bylaws / Articles

Under DigitalGlobe’s certificate of incorporation and DigitalGlobe’s bylaws, the board of directors has the power to adopt, amend, alter or repeal DigitalGlobe’s bylaws.

DigitalGlobe’s bylaws may be adopted, amended, altered or repealed by the affirmative vote of the holders of at least eighty percent (80%) of the voting power of the shares entitled to vote in connection with the election of directors of DigitalGlobe.

Under the DigitalGlobe certificate of designation, DigitalGlobe shareowners holding preferred stock representing at least a majority of the aggregate preferred shares then outstanding must approve, at a duly called meeting or by written consent, any amendment, addition or repeal of any provision to

Under the BCA, depending on the alteration sought, MDA may resolve to alter its articles, by the type of resolution specified in the BCA, if not specified in the BCA, by the type of resolution specified in MDA’s articles or if neither the BCA or MDA’s articles specify the type of resolution, by a 2/3 vote of all voting shares. An alteration to articles that does not affect the accuracy of the notice of articles takes effect on the date and time the resolution authorizing the alteration is received for deposit at MDA’s record office or on any later date and time specified in the resolution.

Under the BCA, if upon becoming effective an alteration to MDA’s articles would render any information in MDA’s notice of articles incorrect

	DigitalGlobe	MDA
the bylaws if such change would adversely alter or change the preferences, rights, privileges or powers of, or restrictions provided in the DigitalGlobe certificate of designation.

or incomplete or would alter special rights or restrictions attached to shares, MDA must note on the resolution authorizing the alteration that the alteration does not take effect until the notice of articles is altered to reflect the alteration to the articles, deposit the resolution at MDA’s records office and then alter its notice of articles to reflect the alteration to be made to the articles. Following this, the alteration to the articles takes effect when the alteration to the notice of articles takes effect.

Subject to the BCA and certain exceptions, MDA’s articles provide that MDA may generally make alterations to the articles, including without limitation regarding shares, by a majority vote of all voting shares.

Anti-takeover Statute	DigitalGlobe is subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a business combination with any interested shareowner for a three-year period following the time that such shareowner becomes an interested shareowner, unless the board of directors approves the business combination or the transaction by which such shareowner becomes an interested shareowner, in either case, before the shareowner becomes an interested shareowner, the interested shareowner acquires 85% of the corporation’s outstanding voting stock in the transaction by which such shareowner becomes an interested shareowner, or the business combination is subsequently approved by the board of directors and authorized at a meeting of shareowners by the affirmative vote of the holders of at least 66 2/3 % of the corporation’s outstanding voting stock not owned by the interested shareowner.

The BCA does not contain an anti-takeover statute comparable to that in the DGCL with respect to business combinations.

Under the BCA, within four months after an acquisition offer is submitted, if the holders of not less than 9/10 of the shares of any class other than the shares already held by the acquiror to which the acquisition offer relates, accept the acquisition offer, the offeror is then entitled to acquire the shares held by shareholders who did not accept the acquisition offer. Under the BCA, an acquisition offer for more than one class of shares is deemed to be a separate offer for shares of each class of shares.

	DigitalGlobe	MDA

Mergers, Consolidations and Other Transactions

Under Delaware law, a sale, lease or exchange of all or substantially all of a corporation’s assets, a merger or consolidation of a corporation with another corporation or a dissolution of a corporation generally requires the approval of the corporation’s board of directors and, with limited exceptions, the affirmative vote of a majority of the aggregate voting power of the outstanding stock entitled to vote on the transaction.

Additionally, Section 253 of the DGCL permits a corporation to merge with a subsidiary corporation without a vote of shareowners of the subsidiary if the parent owns 90 percent (90%) or more of the outstanding shares of each class of the subsidiary’s stock that would otherwise be entitled to vote on the merger.

Subject to a number of requirements (including a requirement that the corporation have a class or series of stock that is listed on a national securities exchange or held of record by more than 2,000 holders immediately prior to the execution of the merger agreement by the corporation), Section 251(h) permits merger agreements to contain a provision eliminating the need for a shareowner vote for a second-step merger following consummation of a tender or exchange offer for all of the outstanding stock of a corporation on the terms provided in such merger agreement that, absent Section 251(h), would be entitled to vote on the adoption or rejection of the merger agreement.

Under the BCA, certain corporate actions are required to be approved by a 2/3 vote of all voting shares. Such corporate actions include without limitation:

•  amalgamations (other than with certain affiliated corporations), subject to the additional approval of a separate 2/3 vote of all shareholders that would be prejudiced or interfered with by such amalgamation;

•  reductions of capital;

•  sales, leases or exchanges of all, or substantially all, the property of a corporation other than in the ordinary course of business; and

•  other actions such as liquidations, or arrangements.

In certain specified cases where share rights or special rights may be prejudiced or interfered with, a 2/3 vote of all voting shares to approve the corporate action in question affecting the share rights or special rights, is also required to be approved separately by the holders of a class or series of shares, including a class or series of shares not otherwise carrying voting rights.

In specified extraordinary corporate actions, such as approval of plans of arrangements and amalgamations all shares have a vote, whether or not they generally vote and, in certain cases, have separate class votes.

Preemptive Rights of Shareowners / Shareholders	DigitalGlobe shareowners do not have preemptive rights to acquire newly issued shares of stock.	Under the BCA, holders of MDA common shares are not entitled to pre-emptive rights.

	DigitalGlobe	MDA

Limitation of Personal Liability of Directors and Officers

As permitted by the DGCL, DigitalGlobe’s certificate of incorporation provides that no director shall be liable to DigitalGlobe or its shareowners for monetary damages for breach of fiduciary duty as a director, except to the extent such limitation of liability is not permitted by the DGCL, as now in effect or as amended.

Section 102(b)(7) of the DGCL does not permit the limitation of a director’s liability for the following:

•     any breach of the director’s duty of loyalty to DigitalGlobe or its shareowners;

•     any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•     unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; and

•     any transaction from which the director derived an improper personal benefit.

Under the BCA, no provision in a contract or MDA’s articles relieves a director or officer from (a) the duty to act in accordance with the BCA and the regulations, or (b) liability that by virtue of any enactment or rule of law or equity would otherwise attach to that director or officer in respect of any negligence, default, breach of duty or breach of trust of which the director or officer may be guilty in relation to MDA.

Indemnification of Directors and Officers	Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which such person is made a party by reason of the fact that the person is or was a director, officer, employee or agent of the corporation (other than a derivative action), if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

MDA’s articles provide that MDA must indemnify an eligible party against all eligible penalties and pay expenses in advance for an eligible proceeding, subject to the BCA. Additionally, MDA may indemnify any other person, subject to the BCA.

Under the BCA, and for purposes of MDA’s articles, an “eligible party”, includes but is not limited to, a director or officer of MDA, a former director or officer of MDA or a person who acts or acted as a director or officer or an individual acting in a similar capacity of another entity for one of MDA’s affiliates or at MDA’s request.

Under the BCA, MDA may indemnify an eligible party against all judgments, penalties or fines awarded or imposed in, or an amount paid in settlement of a proceeding in which an eligible party

DigitalGlobe	MDA

A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation.

Also under Section 145 of the DGCL, a corporation may pay the expenses (including attorneys’ fee) incurred by officers and directors in defending against lawsuits in advance, provided that such director or officer undertakes to repay any advanced funds if indemnification is ultimately determined not to be permissible.

DigitalGlobe’s certificate of incorporation and DigitalGlobe’s bylaws generally provide mandatory indemnification and advancement of expenses to directors and officers to the fullest extent permitted by Delaware law. DigitalGlobe’s certificate of incorporation provides that DigitalGlobe may provide rights of indemnification and advancement to its employees and agents.

Section 145 of the DGCL and DigitalGlobe’s bylaws provide that a determination regarding indemnification shall be made by DigitalGlobe with respect to a person who is a director or officer of the corporation at the time of such determination by: (i) a majority vote of the directors who are not parties to the action, suit or proceeding, even though less than a quorum, (ii) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (iv) by the DigitalGlobe shareowners.

or any of the heirs and personal or other legal representatives of the eligible party, by reason of such party having been an eligible party, to which such party is or may be liable. Under the BCA, MDA may, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by an eligible party in respect of that proceeding. Prior to the final disposition, MDA may pay, as they are incurred, the expenses actually and reasonably incurred by an eligible party if they commit in writing to undertake that if the indemnification is prohibited pursuant to the BCA, the eligible party will repay the amounts advanced.

Under the BCA, indemnification of an eligible party is prohibited if:

•  the indemnity or payment is made under an earlier agreement and at the time the agreement to indemnify or pay expenses was made MDA was prohibited from doing so under its articles;

•  the indemnity or payment is made other than under an earlier agreement and at the time when the indemnity or payment is made, MDA is prohibited from doing so under its articles;

•  if in relation to the subject matter of the eligible proceeding, the eligible party did not act honestly and in good faith with a view to the best interests of MDA or the associated corporation, as the case may be; or

•  in the case of an eligible proceeding other than a civil proceeding, the eligible party did not have reasonable grounds for believing that the eligible party’s conduct in respect of which the proceeding was brought was lawful.

Additionally, in the case of a derivative action on behalf of MDA or on behalf of an associated corporation,

	DigitalGlobe	MDA

A director or officer may also apply to the Court of Chancery or any other court of competent jurisdiction in Delaware for a determination that indemnification is proper in the circumstances.

Each of Section 145 of the DGCL and DigitalGlobe’s bylaws provides that it is not exclusive of other indemnification that may be granted by DigitalGlobe’s certificate of incorporation, DigitalGlobe’s bylaws, disinterested director vote, shareholder vote, agreement or otherwise.

DigitalGlobe’s bylaws also provide that, except for proceedings to enforce rights to indemnification, DigitalGlobe shall not be obligated to indemnify any director or officer (or his heirs, executors, or personal or legal representatives) or advance expenses in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized by the board of directors.

MDA must not indemnify an eligible party for any penalties the eligible party is or may be liable for and MDA must not pay the expenses of the eligible party after the final disposition nor advance expenses to the eligible party.

Indemnity Insurance	Pursuant to the DGCL and DigitalGlobe’s bylaws, DigitalGlobe may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of DigitalGlobe, or is or was serving at the request of DigitalGlobe as a director, officer, employee or agent of another corporation partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred in any such capacity.	Pursuant to the BCA and MDA’s articles, MDA may purchase and maintain insurance against liability asserted against or incurred by any of the eligible persons.

Stockholder / Shareholder Rights Agreement	Not applicable.

The MDA common shares are subject to the Shareholder Rights Plan Agreement (“SRPA”), dated as of

January 8, 2008, by and among MDA and ComputerShare Investor Services Inc., as rights agent, as most recently reconfirmed by the MDA shareholders at the 2014 annual meeting of the MDA shareholders. The SRPA is designed to encourage any bidder to provide MDA shareholders with equal treatment in a take-over bid and full

	DigitalGlobe	MDA

value for their investment. Pursuant to the SPRA, one right (a “Right”) has been issued and attached to each MDA common share outstanding and will be attached to each MDA common share subsequently issued, subject to certain exceptions described therein. In connection with the announcement of the occurrence of a “Flip-in Event”, which is a transaction or event pursuant to which any person becomes an “Acquiring Person” (as such terms are defined in the SPRA), each Right entitles the holder thereof to purchase an MDA common share at the exercise price calculated in accordance with and subject to the terms and conditions of the SRPA. The Rights are subject to amendment, redemption, or expiration and may become null and void as described therein.

The SPRA will automatically expire at the termination of MDA’s annual meeting in 2017 unless extended by reconfirmation of the MDA shareholders. MDA does not expect to ask its shareholders to vote to reconfirm the SPRA at the MDA meeting.

Oppression Remedy	The DGCL does not provide for a remedy similar to the oppression remedy as provided under the BCA; however, the Delaware courts have broad authority to impose equitable remedies for violations of a director’s fiduciary duties under Delaware common law.

Under the BCA, there is an oppression remedy that enables a court to make any order, whether interim or final, to rectify matters that are oppressive or unfairly prejudicial to or that unfairly disregard the interests of any beneficial owner of a share of MDA or any person whom the court considers to be an appropriate person.

The oppression remedy provides the court with very broad and flexible powers to intervene in corporate affairs to protect shareholders and other complainants.

	DigitalGlobe	MDA

Inspection of Corporate Records	Under the DGCL, a shareowner or its agent has the right to inspect DigitalGlobe’s stock ledger, a list of all of its shareowners and its other books and records during the usual hours of business upon written demand stating his purpose (which must be reasonably related to such person’s interest as a shareowner). If DigitalGlobe refuses to permit such inspection or refuses to reply to the request within five business days of the demand, the shareowner may apply to the Delaware Court of Chancery for an order to compel such inspection.	Under the BCA, current directors of MDA have the right to examine all of the corporate records required to be kept and any other person, including a shareholder, has the right to examine certain corporate records MDA is required to keep, including without limitation MDA’s central securities register, during usual business hours.

Dissent and Appraisal Rights

Under the DGCL, a shareowner may dissent from certain mergers and have the fair value of his or her shares appraised by the Delaware Court of Chancery. However, shareowners do not have appraisal rights if the shares of stock they hold, at the record date for determination of shareowners entitled to vote at the meeting of shareowners to act upon the merger or consolidation, or on the record date with respect to action by written consent, are either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders.

Notwithstanding the foregoing, appraisal rights are available if shareowners are required by the terms of the merger agreement to accept for their shares anything other than (a) shares of stock of the surviving corporation, (b) shares of stock of another corporation that will either be listed on a national securities exchange or held of record by more than 2,000 holders, (c) cash instead of fractional shares or (d) any combination of clauses (a)—(c).

Under the BCA, a shareholder of MDA is entitled to dissent with respect to:

•  any resolution to alter MDA’s articles with respect to the powers of MDA or the business MDA is permitted to carry on;

•  any resolution to adopt an amalgamation agreement;

•  any resolution to approve an amalgamation into a foreign jurisdiction;

•  any resolution to approve an arrangement, the terms of which arrangement permit dissent;

•  any resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of MDA’s undertakings;

•  any resolution to authorize the continuation of MDA into a jurisdiction other than British Columbia;

•  any resolution, if dissent is authorized by such resolution; and

•  any court order that permits dissent.

After receiving the prescribed notice from MDA under the BCA of such shareholder’s right to dissent, in order to dissent, a shareholder must prepare

	DigitalGlobe	MDA
and timely deliver a notice of such dissent in accordance with the BCA. Then, if MDA proceeds or intends to proceed with such course of action on the authority of such resolution or court order, as applicable, MDA will send a notice thereof to such dissenting shareholder, advising such dissenting shareholder of the manner in which dissent is to be completed. Such dissenting shareholder must then timely deliver a written statement (within one month after the date of MDA’s notice) containing therein those items required under the BCA, including without limitation a statement that the dissenting shareholder requires MDA to purchase all of such dissenter’s shares in respect of which dissent is being exercised. The purchase price for such shares will be at the fair value as determined in accordance with the BCA.

Derivative Actions

Under the DGCL, a shareowner may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. Generally, a person may institute and maintain such a suit only if such person was a shareowner at the time of the transaction that is the subject of the suit or his or her shares thereafter devolved upon him or her by operation of law. Delaware law requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff, unless such demand would be futile. In certain circumstances, class action lawsuits are available to shareowners.

DigitalGlobe’s bylaws provide that, unless DigitalGlobe consents in writing to the selection of an alternative forum, the Court of Chancery of the state of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of DigitalGlobe, (ii) any action asserting a claim of

Under the BCA, a shareholder (including a beneficial shareholder) or director of MDA and any person who, in the discretion of the court, is a proper person to make an application to the court to prosecute or defend an action on behalf of MDA (a derivative action), with leave of the court, may (a) prosecute a legal proceeding in the name and on behalf of MDA to enforce a right, duty or obligation owed to MDA that could be enforced by MDA itself or to obtain damages for any breach of such a right, duty or obligation; or (b) defend, in the name and on behalf of MDA, a legal proceeding brought against MDA.

Under the BCA, the court may grant leave for such a derivative action if (a) the complainant has made reasonable efforts to cause the MDA board of directors to prosecute or defend the legal proceeding, (b) notice of the application for leave has been given to MDA and to any other person the court may order, (c) the complainant is acting in good faith,

DigitalGlobe	MDA
breach of a fiduciary duty owed by any current or former director, officer, other employee or DigitalGlobe shareowner, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, DigitalGlobe’s certificate of incorporation, DigitalGlobe’s bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim governed by the internal affairs doctrine.

and (d) it appears to the court that it is in the best interests of MDA for the legal proceeding to be prosecuted or defended.

Under the BCA, the court upon the final disposition of a derivative action may make any order it determines to be appropriate. In addition, under the BCA, a court may order MDA to pay the complainant’s interim costs, including legal fees and disbursements. However, the complainant may be held accountable for the costs on final disposition of the action.

LEGAL MATTERS

Stikeman Elliott LLP, Canadian counsel to MDA, has opined upon the validity of the MDA common shares offered by this proxy statement/prospectus.

EXPERTS

The consolidated financial statements of MDA at December 31, 2016 and 2015, and for each of the three years in the period ended December 31, 2016, included in this proxy statement/prospectus have been audited by KPMG LLP, independent registered public accounting firm, as set forth in their report appearing elsewhere herein and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) of DigitalGlobe incorporated in this proxy statement/prospectus by reference to the DigitalGlobe Annual Report on Form 10-K for the year ended December 31, 2016 have been so incorporated in reliance on the report, which contains an explanatory paragraph on the effectiveness of internal control over financial reporting due to the exclusion of certain elements of the internal control over financial reporting of The Radiant Group, Inc. business DigitalGlobe acquired during 2016, of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

ENFORCEABILITY OF CIVIL LIABILITIES

MDA is organized under the laws of British Columbia. A substantial portion of MDA’s assets are located outside the United States, and many of MDA’s directors and officers and some of the experts named in this proxy statement/prospectus are residents of jurisdictions outside of the United States. As a result, it may be difficult for investors to effect service within the United States upon MDA and those directors, officers and experts, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of MDA and such directors, officers or experts under U.S. federal securities laws. There is uncertainty as to the enforceability in Canada by a court in original actions, or in actions to enforce judgments of U.S. courts, of the civil liabilities predicated upon U.S. federal securities laws.

OTHER MATTERS

As of the date of this proxy statement/prospectus, the DigitalGlobe board of directors knows of no matters that will be presented for consideration at the special meeting other than as described in this proxy statement/prospectus. If any other matters properly come before DigitalGlobe shareowners at the special meeting, or any adjournment or postponement thereof, and are voted upon, the enclosed proxy will be deemed to confer discretionary authority on the individuals that it names as proxies to vote the shares represented by the proxy as to any of these matters. The individuals named as proxies intend to vote in accordance with the recommendation of the DigitalGlobe board of directors.

FUTURE SHAREOWNER PROPOSALS

DigitalGlobe

If the merger is completed, DigitalGlobe will not have public shareowners and there will be no public participation in any future meeting of shareowners. However, DigitalGlobe does expect to hold its 2017 annual meeting of shareowners. Any director nominations or proposals for other business intended to be presented at DigitalGlobe’s 2017 annual meeting of shareowners are subject to the deadlines and other requirements described below.

Under DigitalGlobe’s bylaws, a shareowner may bring business, including director nominations, before DigitalGlobe’s 2017 annual meeting of shareowners if the shareowner is entitled to vote at such meeting and delivered notice to DigitalGlobe’s Corporate Secretary (containing certain information specified in DigitalGlobe’s bylaws) not earlier than the close of business on January 26, 2017 and not later than the close of business on February 25, 2017. However, in the event that DigitalGlobe’s 2017 meeting of shareowners is called for a date after August 4, 2017 (i.e., more than 70 days after the anniversary of DigitalGlobe’s 2016 annual meeting of shareowners), notice by the shareowner in order to be timely must be delivered not earlier than 120 days prior to the date of the annual meeting and not later than 90 days prior to the date of the annual meeting or 10 days following the day on which public announcement of the date of the meeting is first made. These requirements are separate from and in addition to the requirements of the SEC that a shareowner must meet in order to have a shareowner proposal included in the proxy statement for the 2017 annual meeting of shareowner.

A shareowner proposal submitted by a DigitalGlobe shareowner can be included in the proxy statement for DigitalGlobe’s 2017 annual meeting of shareowners only if the proposal was submitted in compliance with the procedures prescribed in Rule 14a-8 promulgated under the Exchange Act and was received by the DigitalGlobe Corporate Secretary at DigitalGlobe’s executive offices no later than December 15, 2016; however, in the event that DigitalGlobe’s 2017 annual meeting of shareowners is called for a date after June 24, 2017 (i.e., more than 30 days after the anniversary of the 2016 annual meeting of shareowners), such shareowner proposals must be received by DigitalGlobe within a reasonable time before DigitalGlobe begins to print and send its proxy materials for the 2017 annual meeting of shareowners.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement or annual report, as applicable, addressed to those stockholders. As permitted by the U.S. Exchange Act, only one copy of this proxy statement is being delivered to DigitalGlobe shareowners residing at the same address, unless such shareowners have notified DigitalGlobe of their desire to receive multiple copies of the proxy statement. This process, which is commonly referred to as “householding,” potentially provides extra convenience for shareowners and cost savings for companies.

If you have consented to “householding” but wish to receive separate annual reports and proxy statements in the future, notify DigitalGlobe’s Investor Relations by phone at 1-303-684-4000, by e-mail at ir@digitalglobe.com or by mail at 1300 West 120th Avenue, Westminster, Colorado 80234 Attention: Investor Relations. You will be removed from the “householding” program within 30 days after DigitalGlobe receives your notice. If your household received a single mailing of this proxy statement/prospectus and you would like to receive additional copies, DigitalGlobe’s Investor Relations can promptly handle that request for you as well.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

DigitalGlobe files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, statements or other information filed by DigitalGlobe at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Call the SEC at 1-800-SEC-0330 for further information on the public reference room. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates, from commercial document retrieval services, and at the website maintained by the SEC at www.sec.gov. The information contained on the SEC’s website is not incorporated by reference into this proxy statement/prospectus.

You may also access the SEC filings and obtain other information about DigitalGlobe through the websites maintained by DigitalGlobe at www.digitalglobe.com. The information contained in the website is not incorporated by reference in, or in any way part of, this proxy statement/prospectus. You should not rely on such information in deciding whether to approve the merger proposal unless such information is in this proxy statement/prospectus or has been incorporated by reference into this proxy statement/prospectus.

You may consult MDA’s website for more information about MDA at www.mdacorporation.com. Information included on MDA’s website is not incorporated by reference into this proxy statement/prospectus. You should not rely on such information in deciding whether to approve the merger proposal unless such information is in this proxy statement/prospectus or has been incorporated by reference into this proxy statement/prospectus.

MDA has filed with the SEC a registration statement on Form F-4, of which this proxy statement/prospectus is a part, under the U.S. Securities Act, to register the issuance of MDA common shares in the merger. The registration statement, including the attached annexes, exhibits and schedules, contains additional relevant information about MDA, the MDA common shares and DigitalGlobe. As allowed by SEC rules, this proxy statement/prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

MDA also files reports, statements and other information with the applicable Canadian securities regulatory authorities. MDA’s filings are electronically available to the public from the Canadian System for Electronic Document Analysis and Retrieval, or SEDAR, the Canadian equivalent of the SEC’s EDGAR system, at www.sedar.com. The information contained on SEDAR is not incorporated by reference into this proxy statement/prospectus.

Incorporation of Certain Documents by Reference

The SEC allows DigitalGlobe to “incorporate by reference” information into this proxy statement/prospectus. This means that DigitalGlobe can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this proxy statement/prospectus, except for any information that is superseded by information that is included directly in this proxy statement/prospectus or incorporated by reference subsequent to the date of this proxy statement/prospectus.

This proxy statement/prospectus incorporates by reference the documents listed below that DigitalGlobe has previously filed with the SEC. They contain important information about DigitalGlobe and its financial condition. The following documents, which were filed by DigitalGlobe with the SEC, are incorporated by reference into this proxy statement/prospectus (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

DigitalGlobe, Inc. Filings with the SEC (File No. 0001208208)	Period and/or Filing Date
Annual Report on Form 10-K	Year ended December 31, 2016, as filed February 27, 2017

Quarterly Report on Form 10-Q	Quarterly period ended March 31, 2017, as filed May 2, 2017

Definitive proxy statement on Schedule 14A	Filed May 1, 2017

Current Reports on Form 8-K	Filed January 23, 2017 and February 24, 2017 (with respect to Items 1.01 and 5.03 and the corresponding exhibits filed under Item 9.01 only)

*	Other than the portions of those documents not deemed to be filed.

All documents filed by DigitalGlobe under Section 13(a), 13(c), 14 or 15(d) of the U.S. Exchange Act from the date of this proxy statement/prospectus to the completion of the offering will also be deemed to be incorporated into this proxy statement/prospectus by reference other than the portions of those documents not deemed to be filed. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any current report on Form 8-K under the U.S. Exchange Act), and proxy statements.

DigitalGlobe also incorporates by reference the merger agreement attached to this proxy statement/prospectus as Annex A.

MDA has supplied all information contained in this proxy statement/prospectus relating to MDA, and DigitalGlobe has supplied all information contained in or incorporated by reference into this proxy statement/prospectus relating to DigitalGlobe.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this proxy statement/prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus.

You may also obtain copies of any document incorporated in this proxy statement/prospectus, without charge, by requesting them in writing or by telephone from DigitalGlobe at the address below, or from the SEC through the SEC’s website at www.sec.gov. DigitalGlobe shareowners may request a copy of such documents by contacting:

DIGITALGLOBE, INC.

1300 West 120th Avenue

Westminster, Colorado 80234

Attention: Investor Relations

Telephone: 1-303-684-4000

In addition, you may obtain copies of any document incorporated in this proxy statement/prospectus, without charge, by visiting the website maintained by DigitalGlobe at www.digitalglobe.com.

If you would like to request documents, please do so by July 20, 2017 to receive them before the special meeting. If you request any incorporated documents from us, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request.

DigitalGlobe and MDA have not authorized anyone to give any information or make any representation about the merger, the special meeting or DigitalGlobe and MDA that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that DigitalGlobe has incorporated into this proxy statement/prospectus by reference. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus is accurate only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies, and neither the mailing of this proxy statement/prospectus to shareholders nor the issuance of MDA common shares in the merger creates any implication to the contrary.

MACDONALD, DETTWILER AND ASSOCIATES LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of MacDonald, Dettwiler and Associates Ltd.

We have audited the accompanying consolidated financial statements of MacDonald, Dettwiler and Associates Ltd., which comprise the consolidated balance sheets as at December 31, 2016 and December 31, 2015, the consolidated statements of earnings, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2016 and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of MacDonald, Dettwiler and Associates Ltd. as at December 31, 2016 and December 31, 2015, and its consolidated financial performance and its consolidated cash flows for each of the years in the three-year period ended December 31, 2016 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ KPMG LLP

Chartered Professional Accountants

April 27, 2017

Vancouver, Canada

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Consolidated Statements of Earnings

(In thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2016, 2015 and 2014

	Note	2016	2015	2014
Revenues	5	$2,063,783	$2,117,363	$2,098,837
Direct costs, selling, general and administration	6	1,708,575	1,754,328	1,737,697
Depreciation and amortization		102,611	99,452	82,303
Foreign exchange loss		4,675	3,644	11,358
Share-based compensation expense	22(e)	19,261	14,136	49,406
Other expense	8	7,818	12,870	99,312

Earnings before interest and income taxes		220,843	232,933	118,761
Finance income		(372)	(256)	(509)
Finance expense	7	49,785	46,635	34,661

Earnings before income taxes		171,430	186,554	84,609
Income tax expense	26(a)	31,804	43,712	37,491

Net earnings		$139,626	$142,842	$47,118

Net earnings per common share:
Basic	21	$3.84	$3.94	$1.31
Diluted	21	3.74	3.84	1.31

See accompanying notes to consolidated financial statements.

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Consolidated Statements of Comprehensive Income

(In thousands of Canadian dollars)

Years ended December 31, 2016, 2015 and 2014

	2016	2015	2014
Net earnings	$139,626	$142,842	$47,118
Other comprehensive income (loss):
Items that may be subsequently reclassified to earnings:
Foreign currency translation adjustment	(34,888)	195,712	90,264
Net gain (loss) on hedge of net investment in foreign operations (net of income tax expense of $556, income tax recovery of $739, and nil, respectively)	6,382	(28,859)	(10,359)
Effective portion of changes in fair value of derivatives designated as cash flow hedges (net of income tax recovery of $530, income tax expense of $79, and Income tax expense of $698, respectively)	(9,439)	18,816	20,029
Net change in fair value of derivatives designated as cash flow hedges transferred to earnings (net of income tax recovery of $123, $447, and $108, respectively)	(1,327)	(23,374)	(1,634)
Net change in fair value of available-for-sale financial assets (net of income tax expense of $9, $21, and $17, respectively)	60	144	113

	(39,212)	162,439	98,413
Items that will not be subsequently reclassified to earnings:
Actuarial gains (losses) on defined benefit pension plans and other post-retirement benefit plans (net of income tax recovery of $817, income tax expense of $551, and income tax recovery of $465, respectively)	(11,088)	6,538	(95,621)

	(11,088)	6,538	(95,621)

Other comprehensive income (loss), net of income taxes	(50,300)	168,977	2,792

Comprehensive income	$89,326	$311,819	$49,910

See accompanying notes to consolidated financial statements.

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Consolidated Balance Sheets

(In thousands of Canadian dollars)

As at December 31, 2016 and 2015

	Note	2016	2015
Assets
Current assets:
Cash and cash equivalents		$18,991	$41,557
Trade and other receivables	10	310,326	379,033
Financial assets, other	11(a)	86,912	65,542
Construction contract assets	12	114,567	198,316
Inventories	12	138,152	144,285
Non-financial assets	12, 13(a)	166,704	166,945
Current tax assets		66,141	69,368

		901,793	1,065,046

Non-current assets:
Orbital receivables	14	561,813	566,995
Financial assets, other	11(a)	81,774	76,283
Non-financial assets	13(a)	5,717	4,808
Deferred tax assets	26(d)	20,076	12,997
Property, plant and equipment	15	483,332	486,450
Intangible assets	16(a)	445,238	433,757
Goodwill	16(b)	939,174	964,695

		2,537,124	2,545,985

		$3,438,917	$3,611,031

Liabilities and Shareholders’ Equity
Current liabilities:
Bank overdraft		$24,097	$—
Trade and other payables		249,791	231,634
Current tax liabilities		55,457	63,863
Financial liabilities, other	11(b)	23,281	44,235
Provisions	17	6,301	12,690
Employee benefits	18(a)	119,968	106,495
Non-financial liabilities	12, 13(b)	17,303	22,540
Construction contract liabilities	12	393,403	606,708
Securitization liability	14	19,964	—
Current portion of long-term debt	19	136,811	2,719

		1,046,376	1,090,884
Non-current liabilities:
Financial liabilities, other	11(b)	20,661	29,672
Provisions	17	44,508	39,974
Employee benefits	18(a)	319,718	320,131
Non-financial liabilities	13(b)	21,184	25,884
Deferred tax liabilities	26(d)	15,193	13,172
Securitization liability	14	142,733	—
Long-term debt	19	669,796	983,608

		2,280,169	2,503,325

Shareholders’ equity:
Share capital	20	524,851	510,544
Contributed surplus		38,949	37,786
Retained earnings		310,432	224,560
Accumulated other comprehensive income		284,516	334,816

		1,158,748	1,107,706

		$3,438,917	$3,611,031

Contingencies and commitments (note 27)

Subsequent events (note 30)

See accompanying notes to consolidated financial statements.

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Consolidated Statements of Change in Shareholders’ Equity (In thousands of Canadian dollars)

	Year ended December 31, 2016
	Share capital	Contributed surplus	Retained Earnings	Net gain (loss) on hedge of net investment in foreign operations	Foreign currency translation adjustment	Fair value gains (losses) on cash flow hedges	Fair value gains on available- for-sale financial assets	Actuarial gains (losses) on defined benefit pension plans and other post- retirement benefit plans	Total accumulated other comprehensive income	Total shareholders’ equity
Balance as at January 1, 2016	$510,544	$37,786	$224,560	$(40,484)	$333,240	$18,190	$888	$22,982	$334,816	$1,107,706
Common shares issued under employee share purchase plan	5,517	—	—	—	—	—	—	—	—	5,517
Common shares issued upon exercise of share-based compensation awards (note 22(b))	8,790	(8,790)	—	—	—	—	—	—	—	—
Equity-settled share-based compensation expense (note 22(e))	—	9,953	—	—	—	—	—	—	—	9,953
Dividends	—	—	(53,754)	—	—	—	—	—	—	(53,754)
Comprehensive income (loss)	—	—	139,626	6,382	(34,888)	(10,766)	60	(11,088)	(50,300)	89,326

Balance as at December 31, 2016	$524,851	$38,949	$310,432	$(34,102)	$298,352	$7,424	$948	$11,894	$284,516	$1,158,748

	Year ended December 31, 2015
	Share capital	Contributed surplus	Retained Earnings	Net loss on hedge of net investment in foreign operations	Foreign currency translation adjustment	Fair value gains (losses) on cash flow hedges	Fair value on gains on available- for-sale financial assets	Actuarial gains on defined benefit pension plans and other post- retirement benefit plans	Total accumulated other comprehensive income	Total shareholders’ equity
Balance as at January 1, 2015	$500,203	$2,656	$135,277	$(11,625)	$137,528	$22,748	$744	$16,444	$165,839	$803,975
Common shares issued under employee share purchase plan	5,549	—	—	—	—	—	—	—	—	5,549
Common shares issued upon exercise of share-based compensation awards (note 22(b))	4,792	(4,792)	—	—	—	—	—	—	—	—
Reclassification of equity-settled share-based compensation awards (note 22(b)&(d))	—	32,533	—	—	—	—	—	—	—	32,533
Equity-settled share-based compensation expense (note 22(e))	—	7,389	—	—	—	—	—	—	—	7,389
Dividends	—	—	(53,559)	—	—	—	—	—	—	(53,559)
Comprehensive income (loss)	—	—	142,842	(28,859)	195,712	(4,558)	144	6,538	168,977	311,819

Balance as at December 31, 2015	$510,544	$37,786	$224,560	$(40,484)	$333,240	$18,190	$888	$22,982	$334,816	$1,107,706

	Year ended December 31, 2014
	Share capital	Contributed surplus	Retained Earnings	Net loss on hedge of net investment in foreign operations	Foreign currency translation adjustment	Fair value gains on cash flow hedges	Fair value on gains on available- for-sale financial assets	Actuarial gains (losses) on defined benefit pension plans and other post- retirement benefit plans	Total accumulated other comprehensive income	Total shareholders’ equity
Balance as at January 1, 2014	$495,376	$2,656	$135,071	$(1,266)	$47,264	$4,353	$631	$112,065	$163,047	$796,150
Common shares issued under employee share purchase plan	4,827	—	—	—	—	—	—	—	—	4,827
Dividends	—	—	(46,912)	—	—	—	—	—	—	(46,912)
Comprehensive income (loss)	—	—	47,118	(10,359)	90,264	18,395	113	(95,621)	2,792	49,910

Balance as at December 31, 2014	$500,203	$2,656	$135,277	$(11,625)	$137,528	$22,748	$744	$16,444	$165,839	$803,975

See accompanying notes to consolidated financial statements.

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Consolidated Statements of Cash Flows (In thousands of Canadian dollars)

Years ended December 31, 2016, 2015 and 2014

	Note	2016	2015	2014
Cash flows provided by (used in):
Operating activities:
Net earnings		$139,626	$142,842	$47,118
Adjustments to reconcile to net cash from operating activities:
Depreciation of property, plant and equipment	15	45,021	46,194	42,309
Amortization of intangible assets	16(a)	57,590	53,258	39,994
Share-based compensation expense	22(e)	19,261	14,136	49,406
Finance income		(372)	(256)	(509)
Finance expense		37,158	35,352	26,572
Foreign exchange loss (gain)		11,494	(9,549)	7,676
Income tax expense	26(a)	31,804	43,712	37,491
Income taxes paid		(14,483)	(13,057)	(14,996)
Income taxes recovered		5,122	8,622	9,109
Changes in operating assets and liabilities	29(a)	(159,463)	(186,066)	(165,978)

Cash provided by operating activities		172,758	135,188	78,192

Investing activities:
Purchase of property, plant and equipment	15	(52,222)	(31,742)	(58,038)
Purchase/development of intangible assets	16(a)	(81,151)	(48,669)	(34,696)
Disposal of short-term investments		163	64	55
Decrease (increase) in restricted cash		499	7,177	(1,954)
Interest received on short-term investments and others		371	269	360
Purchase of long-term investment		—	(32,713)	—
Acquisition of Advanced Systems, net of cash acquired	9	—	121	(41,498)

Cash used in investing activities		(132,340)	(105,493)	(135,771)

Financing activities:
Proceeds from (repayment of) revolving loan facility and other long-term debt		(133,936)	113,424	165,381
Repayment of 2024 Term Notes	19(b)	(18,413)	—	—
Repayment of promissory note payable	19(c)	—	(42,699)	(74,423)
Interest paid on long-term debt		(39,823)	(34,998)	(29,090)
Proceeds from revolving securitization facility	14	163,004	—	—
Settlement of securitization liability, including interest	14	(4,750)	—	—
Proceeds from (repayment of) interest free government assistance	25(b)(i)	(1,179)	1,453	2,505
Proceeds from issuance of common shares issued under employee share purchase plan	20	4,689	4,716	4,103
Payment of dividends	20	(53,754)	(53,559)	(46,912)

Cash provided by (used in) financing activities		(84,162)	(11,663)	21,564

Increase (decrease) in cash and cash equivalents		(43,744)	18,032	(36,015)
Effect of foreign exchange on cash and cash equivalents		(2,919)	6,395	2,838
Cash and cash equivalents, beginning of year	29(b)	41,557	17,130	50,307

Cash and cash equivalents, end of year	29(b)	$(5,106)	$41,557	$17,130

See accompanying notes to consolidated financial statements.

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except shares,

share-based compensation awards, and per share amounts)

Years ended December 31, 2016, 2015 and 2014

1.	General business description:

MacDonald, Dettwiler and Associates Ltd. (the “Company” or “MDA”), is a Canadian corporation with common shares listed on the Toronto Stock Exchange (“TSX”). The Company’s office is located at One Embarcadero Center, Suite 500, San Francisco, California 94111. MDA is a global communications and information company providing operational solutions to commercial and government organizations worldwide. MDA’s business is focused on markets and customers with strong repeat business potential. In addition the Company conducts a significant amount of advanced technology development.

2.	Basis of preparation:

(a)	Statement of compliance:

These consolidated financial statements have been prepared on a going concern basis in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were approved for issuance by the Board of Directors on April 27, 2017.

(b)	Basis of measurement:

These consolidated financial statements are presented in Canadian dollars and have been prepared on a historical cost basis, except for certain financial assets and liabilities including derivative financial instruments which are stated at fair value.

(c)	Operating cycle:

The Company defines its operating cycle based on the duration of its contracts with customers and suppliers. The Company enters into a significant number of contracts where the duration is more than twelve months and as a result, certain current assets and liabilities may have terms greater than twelve months.

(d)	Use of estimates, assumptions and judgments:

The preparation of these consolidated financial statements requires management to make estimates, assumptions and judgments that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. These estimates, assumptions and judgments are based on historical experience and various factors that management believes to be reasonable under the circumstances.

(i)	Use of estimates and assumptions:

Management reviews estimates and underlying assumptions on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Actual results may differ from these estimates. The most notable estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are in the areas of revenue recognition (note 3(d)(i)), recoverability of deferred tax assets and the assessment of the impact of any tax uncertainties in various jurisdictions (note 3(t)), and the impairment of financial and non-financial assets (note 3(p)). Other areas that require the use of estimates and assumptions include the allocation of purchase price consideration to the fair value of assets acquired and liabilities assumed in business combinations, fair valuation of financial instruments, provisions, pension and post-retirement benefit obligations, and share-based compensation. Additional information on these estimates is included in note 3 and the respective note for each topic.

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except shares,

share-based compensation awards, and per share amounts)

Years ended December 31, 2016, 2015 and 2014

(ii)	Judgments:

Management uses judgment when applying accounting policies and when making estimates and assumptions as described above. The most significant area that requires judgments relates to recognition of investment tax credits as described in (note 3(g)), derecognition of financial assets (note 3(i)(i)) and impairment of financial assets (note 3(p)(i)). Other areas that require judgment include hedge accounting and recognition of contingent liabilities. Additional information on these estimates is included in note 3.

3.	Significant accounting policies:

(a)	Basis of consolidation:

These consolidated financial statements include the accounts of the Company and all subsidiary entities which are controlled by the Company. All intercompany balances and transactions are eliminated on consolidation.

(b)	Business combinations:

Business combinations are accounted for using the acquisition method. The consideration for an acquisition is measured at the fair values of the assets transferred, the liabilities assumed and the equity interests issued at the acquisition date. The excess of the consideration over the fair value of the identifiable net assets acquired is recorded as goodwill. Transaction costs that are incurred in connection with a business combination, other than costs associated with the issuance of debt or equity securities, are expensed as incurred. On an acquisition-by-acquisition basis, any non-controlling interest is measured either at fair value of the non-controlling interest or at the fair value of the proportionate share of the net assets acquired.

Contingent consideration is measured at fair value on acquisition date and is included as part of the consideration transferred. The fair value of the contingent consideration liability is re-measured at each reporting date with the corresponding gain or loss being recognized in earnings.

(c)	Foreign currency:

The consolidated financial statements of the Company are presented in Canadian dollars.

(i)	Transactions in foreign currency:

Each entity within the consolidated group records transactions using its functional currency, being the currency of the primary economic environment in which it operates. Foreign currency transactions are translated into the respective functional currency of each entity using the foreign currency rates prevailing at the date of the transaction. Period end balances of monetary assets and liabilities in foreign currency are translated to the respective functional currencies using period end foreign currency rates. Foreign currency gains and losses arising from settlement of foreign currency transactions are recognized in earnings.

(ii)	Foreign operations translation:

The assets and liabilities of foreign operations are translated into Canadian dollars at period end foreign currency rates. Revenues and expenses of foreign operations are translated into Canadian dollars at average rates for the period. Foreign currency translation gains and losses are recognized

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except shares,

share-based compensation awards, and per share amounts)

Years ended December 31, 2016, 2015 and 2014

in other comprehensive income. The relevant amount in cumulative foreign currency translation adjustment is reclassified into earnings upon disposition of a foreign operation.

(iii)	Hedges of net investments in foreign operations:

Foreign exchange gains and losses arising from translation of a financial liability and foreign exchange forward contracts designated as hedges of net investments in foreign operations are recognized in other comprehensive income, to the extent that the hedges are effective. To the extent that the hedges are ineffective, the gains and losses are recognized in earnings. When the hedged portion of a net investment is disposed of, the relevant amount accumulated in other comprehensive income is transferred to earnings as part of the gain or loss on disposal.

(d)	Revenue recognition:

Revenue is measured at the fair value of consideration received or receivable, net of discounts and after eliminating intercompany sales.

The Company’s contracts with customers may include multiple deliverables that fall within one or more of the revenue categories described below. Where revenue arrangements have separately identifiable components, the consideration received is allocated to each identifiable component and the applicable revenue recognition criteria are applied to each of the components.

(i)	Construction contracts:

Revenue from construction contracts includes initial contract amounts, variations in contract work, claims, incentive payments and customer furnished materials. When the outcome of a construction contract can be measured reliably, revenue is recognized using the percentage of completion method based on contract costs incurred relative to total estimated contract costs or units delivered relative to total units, as appropriate in the circumstances. Construction contracts may be accounted for separately, segmented into components which are accounted for separately or combined with other contracts to form a single contract for revenue and expense recognition purposes. When the outcome of a construction contract cannot be measured reliably, contract costs incurred are expensed immediately and revenue is recognized only to the extent that costs are considered likely to be recoverable. If at the time of contract award or at any time during the life of a contract it becomes probable that total contract costs will exceed total contract revenue, the expected loss is recognized immediately in the statement of earnings.

Satellite construction contracts may include performance incentives whereby payment for a portion of the purchase price is contingent upon in-orbit performance of the satellite. These performance incentives are structured in two forms. As a warranty payback, the customer pays the entire amount of the performance incentive during the period of the satellite construction and such incentives are subject to refund if satellite performance does not achieve certain predefined operating specifications. As an orbital receivable, the customer makes payment of performance incentives over the in-orbit life of the satellite. Performance incentives, whether warranty payback or orbital receivables, are included in revenue during the construction period based on amounts expected to be received. Orbital receivables are discounted to present value as of the launch date and the unwinding of the discount during the in-orbit period is recorded as orbital income. Historically, satellites’ actual orbital performance has been consistent with incentives estimated and recognized during the construction period.

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except shares,

share-based compensation awards, and per share amounts)

Years ended December 31, 2016, 2015 and 2014

The percentage of completion method places considerable importance on accurate estimates of the extent of progress towards completion. During the contractual period, revenue and costs may be impacted by estimates for total contract costs, remaining costs to completion, total contract revenues, contract risks and other judgments. Management continually reviews such estimates and adjusts them as necessary. The inception to date impact of changes in estimates of contract revenues or costs to complete is recognized in the period that the change is determined by management.

When costs incurred plus recognized profit (less recognized losses) on a construction contract exceeds progress billings, the net amount is recorded as a construction contract asset. Conversely, when progress billings exceed costs incurred plus recognized profit (less recognized losses), the net amount is recorded as a construction contract liability.

Construction contracts may have termination and default clauses. If a contract is terminated for convenience by a customer or due to a customer’s default, the company may be entitled to costs incurred plus a reasonable profit.

(ii)	Services:

Revenue from service contracts is recognized by reference to the stage of completion based on services performed to date as a percentage of total services to be performed or on a straight-line basis over the term of the contract if revenue is determined to be earned evenly. Revenue from the sale of certain services that include the supply of processed data or data products is recognized upon delivery.

(e)	Earnings per common share:

Basic earnings per common share is computed by dividing net earnings by the sum of the weighted average number of common shares outstanding during the period plus outstanding deferred share units awards (see note 22(d)).

Diluted earnings per common share is computed by adjusting the basic earnings per common share calculation, as described above, for the effects of all potentially dilutive share appreciation rights (see note 22(b)). The company calculates the effects of all potentially dilutive share appreciation rights using the treasury stock method unless they are anti-dilutive. Share appreciation rights are dilutive only when the average market value of the Company’s shares during the period are greater than the exercise price of the share appreciation rights.

(f)	Research and development:

Research costs are expensed in the period incurred. Development costs are capitalized and recorded as an intangible asset if technical feasibility has been established and it is considered probable that the Company will generate future economic benefits from the asset created on completion of development. The costs capitalized include materials, direct labour, directly attributable overhead expenditures and borrowing costs on qualifying assets. Other development costs are expensed in the period incurred.

(g)	Government assistance and investment tax credits:

Government assistance includes government grants, below-market rate of interest loans and investment tax credits and is recognized when there is reasonable assurance that the Company will comply with the relevant conditions and that the government assistance will be received.

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except shares,

share-based compensation awards, and per share amounts)

Years ended December 31, 2016, 2015 and 2014

Government assistance that meets the recognition criteria and that relates to current expenses is recorded as a reduction of the related expenses in direct costs, selling, general and administration. Government assistance that meets the recognition criteria and that relates to the acquisition of an asset is recorded as a reduction of the cost of the related asset. If government assistance becomes repayable, the inception to date impact of assistance previously recognized in earnings is reversed immediately in the period that the assistance becomes repayable.

The benefit of a government loan at a below-market rate of interest is treated as a government grant, measured as the difference between proceeds received and the fair value of the loan based on prevailing market interest rates.

Investment tax credits, whether or not recognized in the financial statements, may be carried forward to reduce future Canadian Federal and Provincial income taxes payable. The Company applies judgment when determining whether the reasonable assurance threshold has been met to recognize investment tax credits in the financial statements. The Company must interpret eligibility requirements in accordance with Canadian income tax laws and must assess whether future taxable income will be available against which the investment tax credits can be utilized. For investment tax credits that have not met the criteria to be recognized in the financial statements, management continually reviews these interpretations and assessments and recognizes the investment tax credits relating to prior period expenses in the period when the reasonable assurance criteria have been met. Any changes in the interpretations and assessments could have an impact on the amount and timing of investment tax credits recognized in the financial statements.

(h)	Finance income and finance expense:

Finance income is comprised of interest income and gains on disposals of available-for-sale assets. Interest income is recognized as it accrues in earnings, using the effective interest method.

Finance expense is comprised of borrowing cost on debt, net interest expense on the net liability of defined benefit pension and other post-retirement benefits plans, interest expense on the orbital securitzation liability, imputed interest on other liabilities, and the cost of forward points from foreign exchange forward contracts. All finance costs are recognized in earnings using the effective interest method. Finance costs exclude borrowing costs attributable to the construction of qualifying assets, which are assets that take a substantial period of time to prepare for their intended use. Borrowing costs associated with qualifying assets are added to the cost of the related assets.

(i)	Financial instruments:

Financial assets and financial liabilities are initially measured at fair value and are subsequently re-measured based on their classification as described below. Transaction costs that are directly attributable to the acquisition or issuance of a financial asset or liability, other than financial assets and liabilities classified as at fair value through earnings, are added or deducted from the fair value of the respective financial asset or financial liability on initial recognition. Transaction costs that are directly attributable to the acquisition or issuance of a financial asset or financial liability classified as at fair value through earnings are recognized immediately in earnings.

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except shares,

share-based compensation awards, and per share amounts)

Years ended December 31, 2016, 2015 and 2014

(i)	Financial assets:

Financial assets are classified into the following categories: at fair value through earnings, loans and receivables, and available-for-sale. The classification depends on the nature and purpose of the financial asset and is determined at the time of initial recognition.

•	Financial assets at fair value through earnings

Financial assets are classified as at fair value through earnings when held for trading or if designated into this category. Financial assets classified as financial assets at fair value through earnings include derivative financial instruments that are not included in a qualifying hedging relationship. Financial assets classified as financial assets as at fair value through earnings are measured at fair value with any gains or losses arising on re-measurement recognized in earnings.

•	Loans and receivables

Loans and receivables include cash and cash equivalents, restricted cash, and non-derivative financial assets with fixed or determinable payments that are not quoted in an active market including trade and other receivables, orbital receivables, and notes receivable. Loans and receivables are initially measured at fair value and are subsequently re-measured at amortized cost using the effective interest method, less any impairment losses.

•	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified into any of the other categories and include short-term and long-term investments. Available-for-sale financial assets are measured at fair value with any gains or losses on re-measurement recognized in other comprehensive income until the financial asset is derecognized or is determined to be permanently impaired, at which time the gain or loss accumulated in equity is transferred to earnings.

Investments in equity instruments that are not quoted in an active market and whose fair value cannot be reliably measured are carried at cost.

Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred, either outright or through a qualifying pass-through arrangement, and the Company has transferred substantially all of the risk and rewards of ownership of the asset. When the Company retains substantially all of the risks and rewards of transferred assets, the transferred assets are not derecognized and remain on the consolidated balance sheet. When the Company neither retains nor transfers substantially all risks and rewards of ownership of the assets, the Company derecognizes the assets if control over the assets is relinquished. If the Company retains control over transferred assets, the Company continues to recognize the transferred assets to the extent of its continuing involvement in the assets. Management assesses these criteria using the balance of facts and circumstances of each individual arrangement and applies considerable judgment when making these assessments, particularly when determining whether substantially all the risks and rewards of ownership of the financial assets have been transferred. Any changes to the conclusions of these assessments could have a material impact on the consolidated financial statements.

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except shares,

share-based compensation awards, and per share amounts)

Years ended December 31, 2016, 2015 and 2014

(ii)	Financial liabilities:

Financial liabilities are classified as either financial liabilities at fair value through earnings or as other financial liabilities.

•	Financial liabilities at fair value through earnings

Financial liabilities are classified at fair value through earnings when held for trading or if designated into this category. Financial liabilities classified as financial liabilities at fair value through earnings include derivative financial instruments that are not included in a qualifying hedging relationship and are measured at fair value with any gains or losses arising on re-measurement recognized in earnings.

•	Other financial liabilities

Other financial liabilities include bank overdraft, trade and other payables, non-trade payables, contingent liabilities, securitization liability, long-term debt and are initially measured at fair value and are subsequently measured at amortized cost using the effective interest method.

(iii)	Derivative financial instruments and hedging activities:

The Company uses derivative financial instruments to manage risk associated with foreign currency rates. Derivative financial instruments are measured at fair value. When derivative financial instruments are designated in a qualifying hedging relationship and hedge accounting is applied, the effectiveness of the hedges is measured at the end of each reporting period and the effective portion of changes in fair value is recognized in other comprehensive income and any ineffective portion is recognized immediately in earnings. For foreign exchange forward contracts used to manage risk associated with foreign currency rates, amounts are transferred from accumulated other comprehensive income to revenue or direct costs, selling, general and administration when the underlying transaction affects earnings. For foreign exchange contracts not in a qualifying hedging relationship, changes in fair value are recognized immediately in earnings as a foreign exchange gain or loss.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, exercised or no longer qualifies for hedge accounting. At that time, if the forecasted transaction within a cash flow hedge remains probable, any cumulative gain or loss on the hedging instrument recognized in other comprehensive income is retained in equity until the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, the net cumulative gain or loss previously recognized in other comprehensive income is transferred to earnings.

(iv)	Embedded derivatives:

The Company has embedded foreign currency derivatives in certain customer and supplier contracts. These derivatives are accounted for as separate instruments and are measured at fair value at each reporting date. Changes in fair value are recognized in earnings as foreign exchange gains or losses.

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except shares,

share-based compensation awards, and per share amounts)

Years ended December 31, 2016, 2015 and 2014

(j)	Cash and cash equivalents:

Cash and cash equivalents is comprised of cash on hand, cash balances with banks and similar institutions and term deposits redeemable within three months or less from date of acquisition with banks and similar institutions.

(k)	Investments:

(i)	Short-term investments:

Short-term investments consist of mutual funds and financial instruments purchased with a term to maturity at inception between three months and one year.

(ii)	Long-term investments:

Long-term investments consist of unquoted equity instruments in which the Company does not have significant influence and the fair value of which cannot be reliably measured.

(l)	Inventories:

Inventories are measured at the lower of cost and net realizable value and consist primarily of parts and subassemblies used in the manufacturing of satellites. The cost of inventories is determined on a first-in-first-out basis or weighted average cost basis, depending on the nature of the inventory. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expense.

(m)	Property, plant and equipment:

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Borrowing costs are capitalized on certain qualifying assets that take a substantial period of time to prepare for their intended use. When the costs of certain components of an item of property, plant and equipment are significant in relation to the total cost of the item and the components have different useful lives, they are accounted for and depreciated separately. Depreciation expense is recognized in earnings on a straight-line basis over the estimated useful life of the related asset to its residual value. Land is not depreciated. Property, plant and equipment under construction are measured at cost less any accumulated impairment losses.

The estimated useful lives are as follows:

Estimated useful life
Land improvements	20 years
Buildings	7 to 45 years
Leasehold improvements	lesser of useful life or term of lease
Equipment:
Test and other equipment	3 to 10 years
Vehicles	5 years
Thermal vacuum chambers	21 to 40 years
Furniture and fixtures	3 to 10 years
Computer hardware	3 to 9 years

The Company reviews the estimated useful lives and the depreciation methods annually.

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except shares,

share-based compensation awards, and per share amounts)

Years ended December 31, 2016, 2015 and 2014

(n)	Leased assets:

Leased assets for which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. The asset is depreciated over the shorter of the lease term or its estimated useful life. All other leases are considered operating leases and the payments, including lease incentives, are recognized in earnings on a straight-line basis over the term of the lease.

(o)	Intangible assets and goodwill:

(i)	Intangible assets:

Intangible assets with finite lives consist of acquired and internally developed technologies and software, licenses, customer relationships, and trade names. Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives and are measured at cost less accumulated amortization and accumulated impairment losses. Costs for intangible assets acquired in a business combination represents the fair value of the asset at the time of the acquisition. Intangible assets with finite lives are currently amortized over the following periods:

Estimated useful life
Technologies	5 to 13 years
Software	3 to 10 years
Trade names	20 years
Licenses	7 years
Customer relationships	9 to 21 years

At December 31, 2016, 2015, and 2014 the Company did not have any indefinite life intangible assets.

(ii)	Goodwill:

Goodwill is not amortized but is tested for impairment annually or whenever there is an indication of impairment. Goodwill is measured at cost less accumulated impairment losses.

(p)	Impairment:

(i)	Financial assets:

Financial assets not carried at fair value through earnings are assessed for impairment at each reporting date. A financial asset is impaired if objective evidence indicates that a loss event which negatively affected the estimated future cash flows has occurred after the initial recognition of the asset. Management uses judgment when identifying and assessing objective evidence that may indicate a loss event and when estimating the potential impact on the carrying value of accounts receivable, notes receivable, orbital receivables and other financial assets. For financial assets measured at amortized cost, the impairment loss is the difference between the carrying amount and the present value of the estimated future cash flows, discounted at the original effective interest rate. If an impairment has occurred, the carrying amount of the asset is reduced, with the amount of the loss recognized in earnings. A permanent impairment loss for an available-for-sale investment is recognized by transferring the cumulative loss previously recognized in other comprehensive income to earnings.

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except shares,

share-based compensation awards, and per share amounts)

Years ended December 31, 2016, 2015 and 2014

(ii)	Goodwill and non-financial assets:

Goodwill and non-financial assets are tested for impairment annually, or whenever events or changes in circumstances indicate that an asset’s carrying amount may be less than its recoverable amount. Management uses judgment to estimate the inputs to these assessments including cash flow projections, discount rates and tax rates, and any changes to these inputs could have a material impact on the impairment calculation.

For impairment testing, non-financial assets that do not generate independent cash flows are grouped together into a cash-generating unit (“CGU”), which represent the level at which largely independent cash flows are generated. Goodwill is allocated to groups of CGUs based on the level at which it is monitored for internal reporting purposes.

An impairment loss is recognized in earnings to the extent that the carrying value of an asset, CGU or group of CGUs exceeds its estimated recoverable amount. The recoverable amount of an asset, CGU or group of CGUs is the greater of its value in use and its fair value less cost to sell. Value in use is calculated as the present value of the estimated future cash flows discounted at appropriate discount rates.

An impairment loss relating to a specific asset reduces the carrying value of the asset. An impairment loss relating to a CGU or group of CGUs reduces the carrying value of the goodwill allocated to the CGU or group of CGUs, then reduces the carrying value of the other assets of the CGU or group of CGUs on a pro-rata basis.

An impairment loss in respect of goodwill is not reversed. A previously recognized impairment loss related to other non-financial assets is assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss related to other non-financial assets is reversed if there is a subsequent increase in recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying value does not exceed the carrying value that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(q)	Provisions:

Provisions are recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of resources will be required to settle the obligation. Provisions are determined by discounting expected future cash outflows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Management uses judgment to estimate the amount, timing and probability of the liability based on facts known at the reporting date. The unwinding of the discount is recognized as finance expense.

(i)	Warranty and after-sale service costs:

A provision for warranty and after-sale service costs is recognized when the underlying product or service is sold and when the recognition criteria described above have been met. Warranty and after-sale service provisions are based on management’s best estimate of the expected obligation using historical warranty data and experience. Warranty and after-sale service provisions related to products and services delivered under construction contracts are included in the estimated total costs to complete when applying the percentage of completion method of revenue recognition.

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except shares,

share-based compensation awards, and per share amounts)

Years ended December 31, 2016, 2015 and 2014

(ii)	Restructuring costs:

A provision for restructuring costs is recognized when the Company has approved a detailed and formal restructuring plan, and the restructuring either has commenced or has been announced publicly. Future operating losses are excluded from the provision.

(iii)	Others:

A provision for onerous contracts, excluding construction contracts (see note 3(d)(i)), is recognized when the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received from the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contracts and the expected net cost of continuing with the contract.

A provision for decommissioning liabilities is recognized at the time of asset acquisition. Decommissioning liabilities are added to the carrying value of the related asset and are depreciated over the asset’s estimated useful life.

(r)	Employee benefits:

(i)	Defined benefit pension plans and other post-retirement benefit plans:

The Company maintains defined benefit plans for some of its employees. The Company’s net obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in the current and prior periods, discounting that amount and deducting the fair value of any plan assets.

The calculation of defined benefit obligations is performed annually by qualified actuaries using the projected unit credit method, which takes into account the expected salary increases as the basis for future benefit increases for the pension plans. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. Actuarial assumptions for discount rates, expected salary increases and the projected age of employees upon retirement reflect historical experience and the Company’s assessment of future expectations. When the calculation results in a benefit to the Company, the recognized asset is limited to the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. In order to calculate the present value of economic benefits for a particular plan, consideration is given to any minimum funding requirements that apply to that particular plan. An economic benefit is available to the Company if it is realizable during the life of the plan, or on settlement of the plan liabilities.

Re-measurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding amounts included in net interest expense) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense is recognized as a component of finance

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except shares,

share-based compensation awards, and per share amounts)

Years ended December 31, 2016, 2015 and 2014

expense. The Company recognizes service cost and administrative expenses relating to defined benefit plans as a component of direct costs, selling, general and administrative expense.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in the net benefit liability that relates to past service or the gain or loss on curtailment is recognized immediately in earnings. The Company recognizes gains or losses on the settlement of a defined benefit plan when settlement occurs.

(ii)	Termination benefits:

Termination benefits are expensed when the Company has demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are expensed if the Company has made an offer of voluntary redundancy, it is probable that the offer will be accepted and the number of acceptances can be estimated reliably.

(iii)	Defined contribution pension plans:

The Company also maintains defined contribution plans for some of its employees whereby the Company pays contributions based on a percentage of the employees’ annual salary. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in the statement of earnings as the services are provided.

(s)	Share-based compensation plans:

The Company maintains a number of share-based compensation plans for certain employees and directors that may be settled with cash and/or equity. For certain share-based compensation plans, the Company has the ability to mandate equity settlement by issuing shares from treasury. Share-based compensation plans are measured at fair value using the Black-Scholes option pricing model and the fair value is expensed on a straight-line basis over the vesting period. Management uses judgment to determine the inputs to the Black-Scholes option pricing model including the expected plan lives, underlying share price volatility and forfeiture rates. Volatility is estimated by considering the Company’s historic share price volatility over similar periods to the expected life of the awards under consideration. Changes in these assumptions will impact the calculation of fair value and the amount of compensation expense recognized in earnings.

The fair value of cash-settled plans is recognized as a liability in the consolidated balance sheet and is re-measured and charged to earnings at each reporting date until the award is settled.

The fair value of equity-settled plans is recognized in contributed surplus as part of equity in the consolidated balance sheet. Equity-settled plans are measured based on the grant date fair value of the award including the impact of estimated forfeitures and are not re-measured.

(t)	Income taxes:

Income tax expense is comprised of current and deferred tax. Current tax and deferred tax are recognized into earnings except to the extent that it relates to a business combination, or items recognized directly in other comprehensive income.

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except shares,

share-based compensation awards, and per share amounts)

Years ended December 31, 2016, 2015 and 2014

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable earnings, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

Deferred tax assets are recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

4.	New standards and interpretations not yet adopted:

IFRS 9 - Financial Instruments:

In July 2014, the IASB issued IFRS 9 - Financial Instruments, which replaces the earlier versions of IFRS 9 (2009, 2010, and 2013) and completes the IASB’s project to replace IAS 39 - Financial Instruments: Recognition and Measurement. IFRS 9 includes a logical model for classification and measurement of financial assets; a single, forward-looking ‘expected credit loss’ impairment model and a substantially-reformed approach to hedge accounting to better link the economics of risk management with its accounting treatment. IFRS 9 is effective for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Earlier adoption is permitted. The Company has commenced a preliminary assessment of the potential impact of IFRS 9 on its consolidated financial statements and does not intend to early adopt the standard.

IFRS 15 - Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 - Revenue from Contracts with Customers, which supersedes IAS 18 - Revenue, IAS 11 - Construction Contracts and other interpretive guidance associated with revenue recognition. IFRS 15 provides a single, principles-based five-step model to be applied to all contracts with customers to determine how and when an entity should recognize revenue. The standard also provides guidance on whether revenue should be recognized at a point in time or over time as well as requirements for more informative, relevant disclosures. IFRS 15 is effective for annual periods beginning on or after January 1, 2018 with earlier adoption permitted. The Company has established an implementation plan and has commenced preliminary assessment of the transition method alternatives and the potential impacts of IFRS 15 on its financial statements. The Company does not intend to early adopt the standard.

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except shares,

share-based compensation awards, and per share amounts)

Years ended December 31, 2016, 2015 and 2014

IFRS 16 - Leases

In January 2016, the IASB issued IFRS 16 - Leases, which supersedes IAS 17 - Leases. IFRS 16 establishes principles for the recognition, measurement, presentation and disclosure of leases. The standard establishes a single model for lessees to bring leases on-balance sheet while lessor accounting remains largely unchanged and retains the finance and operating lease distinctions. IFRS 16 is effective for annual periods beginning on or after January 1, 2019 with earlier adoption permitted, but only if also applying IFRS 15 - Revenue from Contracts with Customers. The Company is currently evaluating the impact of IFRS 16 on its financial statements and does not intend to early adopt the standard.

Amendments to IAS 7 - Statement of Cash Flows

In January 2016, the IASB issued amendments to IAS 7 - Statement of Cash Flows. The amendments require disclosures that enable users of the financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flow and non-cash changes. The amendments to IAS 7 are effective prospectively for annual periods beginning on or after January 1, 2017 with earlier adoption permitted. The Company intends to adopt the amendments to IAS 7 in its financial statements for the annual period beginning on January 1, 2017. The Company does not expect the amendments to IAS 7 to have a material impact on its financial statements.

Amendments to IFRS 2 - Share-based Payment

In June 2016, the IASB issued amendments to IFRS 2 - Share-based Payment, clarifying how to account for certain types of share-based payment transactions. The amendments provide requirements on the accounting for: the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; share-based payment transactions with a net settlement feature for withholding tax obligations; and a modification to the terms and conditions of a share-based payment that changes the classification from cash-settled to equity-settled. The amendments to IFRS 2 are effective prospectively for annual periods beginning on or after January 1, 2018 with earlier adoption permitted. Retrospective or earlier adoption permitted, if information is available without the use of hindsight. The Company intends to adopt the amendments to IFRS 2 in its financial statements for the annual period beginning on January 1, 2018. The Company is currently evaluating the impact of the amendments to IFRS 2 on its financial statements.

IFRIC 22 Foreign Currency Transactions and Advance Consideration

In December 2016, the IASB issued IFRIC 22 Foreign Currency Transactions and Advance Consideration. The interpretation clarifies which date should be used for translation when accounting for transactions in a foreign currency that include the receipt or payment of advance consideration. IFRIC 22 is effective for annual periods beginning on or after January 1, 2018 with earlier adoption permitted. The Company is currently evaluating the impact of IFRIC 22 on its financial statements.

5.	Revenue and segmented information:

The Company is organized into market sectors based on its products and services and has two reportable operating segments as follows:

(a)	Communications: MDA offers solutions for cost-efficient global delivery of a broad range of services, including television and radio distribution, broadband internet, and mobile communications. The

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except shares,

share-based compensation awards, and per share amounts)

Years ended December 31, 2016, 2015 and 2014

Company is a leading supplier of communication satellites, satellite payloads, satellite antenna subsystems, and associated ground infrastructure and support services. MDA’s principal customers in this sector are communication satellite operators, communication satellite manufacturers, and government agencies worldwide.

(b)	Surveillance and Intelligence: MDA offers end-to-end solutions to monitor changes and activities around the globe to support the operational needs of government agencies, both military and civilian, and commercial customers. The Company is a leading supplier of space-based and airborne surveillance solutions, imaging satellite ground systems, geospatial information services, and associated support services. The Company also supplies robotic systems for the space and terrestrial markets.

Segmented information is prepared using the accounting policies described in note 3, except for the application of hedge accounting on designated hedging relationships that use derivative financial instruments to hedge foreign currency risk in customer and supplier contracts. For segment reporting, hedge accounting is applied to all such hedging relationships even when not qualifying for hedge accounting under IFRS.

The Company measures the performance of each segment based on revenue and operating EBITDA. Operating EBITDA is a non-IFRS measure and is defined as earnings before interest, taxes, depreciation and amortization, adjusted for items that management does not consider when evaluating segment performance including certain corporate expenses, foreign exchange gains and losses, adjustments relating to hedge accounting as described above, share-based compensation expense or recovery, and other income or expense.

In 2014, the Company recognized a gain of $22,024,000 for the reversal of certain purchase accounting provisions that were set up in relation to the ViaSat lawsuit and associated activities and were no longer required after the settlement (see note 27(d)). The amount is included in direct costs, selling, general and administration on the consolidated statement of earnings and has been excluded from operating EBITDA and segment profit along with all other charges associated with the ViaSat settlement.

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except shares,

share-based compensation awards, and per share amounts)

Years ended December 31, 2016, 2015 and 2014

The following table summarizes the operating performance of the reporting segments:

Year ended December 31, 2016	Communications	Surveillance and intelligence	Inter-segment eliminations	Total
Revenues:
External revenue	$1,441,621	$622,162	$—	$2,063,783
Internal revenue	4,010	3,522	(7,532)	—

	1,445,631	625,684	(7,532)	2,063,783

Segment earnings:
Operating EBITDA	213,308	157,422	—	370,730
Depreciation and amortization	49,975	9,624	—	59,599

	163,333	147,798	—	311,131

Capital expenditures:
Property, plant and equipment	49,204	5,790	—	54,994
Intangible assets	73,507	7,704	—	81,211

	122,711	13,494	—	136,205

Year ended December 31, 2015	Communications	Surveillance and intelligence	Inter-segment eliminations	Total
Revenues:
External revenue	$1,508,180	$609,183	$—	$2,117,363
Internal revenue	6,042	2,464	(8,506)	—

	1,514,222	611,647	(8,506)	2,117,363

Segment earnings:
Operating EBITDA	210,172	166,644	—	376,816
Depreciation and amortization	49,843	9,006	—	58,849

	160,329	157,638	—	317,967

Capital expenditures:
Property, plant and equipment	30,519	5,680	—	36,199
Intangible assets	43,774	4,907	—	48,681

	74,293	10,587	—	84,880

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except shares,

share-based compensation awards, and per share amounts)

Years ended December 31, 2016, 2015 and 2014

Year ended December 31, 2014	Communications	Surveillance and intelligence	Inter-segment eliminations	Total
Revenues:
External revenue	$1,494,074	$604,763	$—	$2,098,837
Internal revenue	4,007	3,714	(7,721)	—

	1,498,081	608,477	(7,721)	2,098,837

Segment earnings:
Operating EBITDA	187,427	160,779	—	348,206
Depreciation and amortization	42,711	6,487	—	49,198

	144,716	154,292	—	299,008

Capital expenditures:
Property, plant and equipment	56,383	6,326	—	62,709
Intangible assets	30,357	4,350	—	34,707

	86,740	10,676	—	97,416

Reconciliation to earnings before income taxes:

	For the year ended December 31,
	2016	2015	2014
Segment earnings	$311,131	$317,967	$299,008
Corporate expenses	(16,491)	(10,850)	(10,068)
Amortization of acquisition related intangible assets	(43,012)	(40,603)	(33,105)
Foreign exchange differences	(3,706)	(6,575)	(10,380)
Share-based compensation expense (note 22(e))	(19,261)	(14,136)	(49,406)
Finance income	372	256	509
Finance expense (note 7)	(49,785)	(46,635)	(34,661)
Other expense (note 8)	(7,818)	(12,870)	(99,312)
Purchase accounting provision reversal (note 27(d))	—	—	22,024

Earnings before income taxes	$171,430	$186,554	$84,609

The Company’s primary sources of revenue are as follows:

	For the year ended December 31,
	2016	2015	2014
Construction contracts	$1,778,620	$1,814,603	$1,828,297
Services	285,163	302,760	270,540

	$2,063,783	$2,117,363	$2,098,837

Revenue from construction contracts includes orbital income of $40,913,000 (2015 - $33,810,000, 2014 - $27,140,000).

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except shares,

share-based compensation awards, and per share amounts)

Years ended December 31, 2016, 2015 and 2014

The aggregate amount of revenue recognized to date less losses recognized to date (or from the date of acquisition) for construction contracts in progress at December 31, 2016 was $3,589,196,000 (December 31, 2015 - $4,838,581,000, December 31, 2014 - $4,485,037,000). Advance payments received for construction contracts in progress at December 31, 2016 were $357,993,000 (December 31, 2015 - $509,741,000, December 31, 2014 - $392,431,000). Retentions in connection with construction contracts at December 31, 2016 were $9,463,000 (December 31, 2015 - $8,349,000, December 31, 2014 - $18,211,000).

The approximate revenue based on geographic location of customers is as follows:

	For the year ended December 31,
	2016	2015	2014
Revenue:
United States	$592,420	$624,576	$687,927
Canada	562,120	295,479	329,976
Asia	414,010	492,977	351,202
Europe	377,053	484,680	280,887
South America	76,901	152,208	217,819
Australia	38,974	64,566	228,208
Other	2,305	2,877	2,818

	$2,063,783	$2,117,363	$2,098,837

Revenue from significant customers is as follows:

	For the year ended December 31,
	2016	2015	2014
Commercial:
Customer 1	$260,739	$5,401	$1,228
Customer 2	132,051	220,521	34,676
Customer 3	112,262	201,342	330,001
Customer 4	75,343	149,637	214,372
Government:
Canadian Federal Government and agencies	$281,962	$269,029	$308,580
U.S. Federal Government and agencies	129,271	137,797	108,880

The Company’s non-current non-financial assets, property, plant and equipment, intangible assets and goodwill are geographically located as follows:

	December 31, 2016	December 31, 2015
United States	$1,702,774	$1,728,960
Canada	170,399	160,656
Europe	288	94

	$1,873,461	$1,889,710

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except shares,

share-based compensation awards, and per share amounts)

Years ended December 31, 2016, 2015 and 2014

6.	Expenses by nature:

The following table classifies the Company’s operating expenses by nature:

	For the year ended December 31,
	2016	2015	2014
Employee salaries and benefits	$728,282	$708,368	$640,396
Costs related to defined benefit plans (note 18(b)&(c))	386	3,548	6,218
Costs related to defined contribution plans (note 18(f))	19,146	18,262	15,342
Inventories used	169,608	195,070	176,283
Subcontractor costs relating to construction and service contracts	506,342	486,872	599,400
Materials, equipment, professional fees, travel and other	284,811	342,208	300,058

Direct costs, selling, general and administration	1,708,575	1,754,328	1,737,697
Depreciation and amortization	102,611	99,452	82,303
Foreign exchange loss	4,675	3,644	11,358
Share-based compensation expense (note 22(e))	19,261	14,136	49,406
Other expense (note 8)	7,818	12,870	99,312

	$1,842,940	$1,884,430	$1,980,076

7.	Finance expense:

	For the year ended December 31,
	2016	2015	2014
Finance expense:
Interest expense on long-term debt	$34,688	$33,277	$29,940
Interest expense on defined benefit pension and other post-retirement benefit obligations (note 18(b)&(c))	12,625	11,283	7,638
Interest expense on orbital securitization liability (note 14)	2,090	—	—
Capitalization of borrowing costs (notes 15 & 16(a))	(3,695)	(1,996)	(3,028)
Imputed interest and other	4,077	4,071	111

	$49,785	$46,635	$34,661

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except shares,

share-based compensation awards, and per share amounts)

Years ended December 31, 2016, 2015 and 2014

8.	Other expense:

The components of other expense are as follows:

	For the year ended December 31,
	2016	2015	2014
Enterprise improvement costs	$4,771	$12,870	$15,593
Executive compensation settlement	3,047	—	—
ViaSat settlement	—	—	74,591
Employee benefit expense	—	—	8,194
Acquisition related expense	—	—	934

	$7,818	$12,870	$99,312

In 2014, the Company commenced implementation of a formal restructuring plan as part of a comprehensive review of its satellite manufacturing operations. With assistance from expert industry consultants, the Company has been identifying and implementing enterprise improvement initiatives that are aimed at reducing operating costs. For the year ended December 31, 2016, the Company recognized enterprise improvement costs of $4,771,000 (2015 - $12,870,000, 2014 - $15,593,000) for severance related to employee terminations and consulting fees. As at December 31, 2016, a provision of $2,049,000 (2015 - $8,903,000, 2014 - $8,810,000) has been recognized on the balance sheet (see note 17(b)).

In the second quarter of 2016, the Company recognized an executive compensation settlement of $18,347,000 to a related party. Of that amount, $15,300,000 has been recorded as share-based compensation expense (see note 22(e)) and $3,047,000 has been recorded as other expense.

In 2014, ViaSat settlement included the Company’s share of the settlement of the ViaSat lawsuits of $69,242,000 and associated legal fees and other costs of $5,349,000 (see note 27(d)).

In 2014, the Company incurred costs of $8,194,000 related to the restructuring of pension and post-retirement benefit plans at one of its operating divisions.

Acquisition related expense includes legal, tax, consulting and other professional fees incurred relating to acquisitions, whether completed or abandoned. In 2014, the Company incurred costs relating to the acquisition of the Advanced Systems business line from General Dynamics Advanced Information Systems, Inc. (see note 9).

9.	Business combination:

Acquisition of Advanced Systems:

On October 3, 2014, the Company acquired the assets of Advanced Systems, a line of business from General Dynamics Advanced Information Systems, Inc. for cash consideration of U.S.$40,000,000 less working capital and other adjustments of U.S.$3,240,000. Located near Detroit, Michigan, the Advanced Systems business had approximately 170 employees at acquisition and over 50 years of in-depth experience in development and application of radar and other information sensors for the U.S. Government.

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except shares,

share-based compensation awards, and per share amounts)

Years ended December 31, 2016, 2015 and 2014

The Company recognized the major classes of assets acquired and liabilities assumed at the acquisition date based on estimated fair values.

The following table summarizes the fair value of the consideration transferred and the final purchase price allocation based on estimated fair values of the major classes of assets acquired and liabilities assumed at the acquisition date.

	U.S. $ Total	Canadian $ Total
Purchase consideration	$36,760	$41,377

Assets
Trade and other receivables	$3,836	$4,319
Restricted cash	16,000	18,010
Non-financial assets	399	449
Property, plant and equipment	6,666	7,503
Finite life intangible assets	10,900	12,269

	37,801	42,550
Liabilities
Provisions	$(2,757)	$(3,103)
Non-financial liabilities	(17,136)	(19,288)
Employee benefits	(3,639)	(4,096)

	(23,532)	(26,487)

Fair value of net identifiable assets acquired	14,269	16,063

Goodwill	$22,491	$25,314

Trade and other receivables comprise gross amounts due of $4,319,000, of which nil was estimated to be uncollectable at the acquisition date. Intangible assets relate primarily to technologies and customer relationships.

The goodwill recognized on the acquisition is mainly attributable to expected growth opportunities in the U.S. surveillance market, anticipated synergies from integrating unique radar information processing capability with the Company’s large space program capability, and the experience and expertise of Advanced Systems’ workforce. Goodwill recognized from this business combination is not deductible for income tax purposes.

During the year ended December 31, 2014, the Company incurred acquisition related costs of $934,000 for legal, tax, consulting and other professional fees (note 8).

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except shares,

share-based compensation awards, and per share amounts)

Years ended December 31, 2016, 2015 and 2014

10.	Trade and other receivables:

	December 31, 2016	December 31, 2015
Trade accounts receivable, net	$236,220	$314,083
Orbital receivables, current portion (note 14)	36,436	31,864
Other	37,670	33,086

	$310,326	$379,033

11.	Financial assets and liabilities, other:

(a)	Financial assets, other:

	December 31, 2016	December 31, 2015
Restricted cash	$33,858	$35,778
Long-term investments	32,713	32,713
Short-term investments	7,787	8,049
Notes receivable	70,415	9,351
Derivative financial instruments	23,913	55,934

	168,686	141,825
Current portion	(86,912)	(65,542)

	$81,774	$76,283

As at December 31, 2016, notes receivable include $69,144,000 (December 31, 2015 - $7,717,000) relating to payments due under a satellite construction contract. In accordance with the terms of the contract, the customer elected to convert certain milestone payment obligations into interest bearing notes receivable with extended payment terms. The notes receivable bear interest at 6% with accrued interest being added to the notes receivable balance. Of the amount outstanding, $51,326,000 (December 31, 2015 - $6,541,000) is repayable at dates during the construction period and $17,818,000 (December 31, 2015 - $1,176,000) is repayable in six equal annual instalments on the anniversary dates of the satellite launch. The expected timing of repayment of notes receivable is as follows:

December 31, 2016
2017	$51,642
2018	3,288
2019	3,260
2020	3,186
2021	3,074
Thereafter	5,965

$70,415

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except shares,

share-based compensation awards, and per share amounts)

Years ended December 31, 2016, 2015 and 2014

(b)	Financial liabilities, other:

	December 31, 2016	December 31, 2015
Non-trade payables	$24,239	$40,876
Derivative financial instruments	19,703	33,031

	43,942	73,907
Current portion	(23,281)	(44,235)

	$20,661	$29,672

12.	Maturities of certain current assets and liabilities:

The Company’s current assets and current liabilities include all assets and liabilities that mature within the Company’s operating cycle. The table below gives the maturity profile of certain current assets and current liabilities where the maturities extend beyond twelve months.

December 31, 2016	Due within one year	Due after one year	Total
Construction contract assets	$114,567	$—	$114,567
Inventories	86,103	52,049	138,152
Non-financial assets	134,890	31,814	166,704
Non-financial liabilities	17,303	—	17,303
Construction contract liabilities	379,150	14,253	393,403

December 31, 2015	Due within one year	Due after one year	Total
Construction contract assets	$195,411	$2,905	$198,316
Inventories	87,377	56,908	144,285
Non-financial assets	125,887	41,058	166,945
Non-financial liabilities	22,540	—	22,540
Construction contract liabilities	565,050	41,658	606,708

13.	Non-financial assets and liabilities:

(a)	Non-financial assets:

	December 31, 2016	December 31, 2015
Advances to suppliers	$148,114	$148,507
Prepaid expenses	24,307	23,246

	172,421	171,753
Current portion	(166,704)	(166,945)

	$5,717	$4,808

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except shares,

share-based compensation awards, and per share amounts)

Years ended December 31, 2016, 2015 and 2014

(b)	Non-financial liabilities:

	December 31, 2016	December 31, 2015
Deferred revenue	$15,989	$21,255
Lease inducements	5,837	6,457
Lease liability acquired	13,262	17,783
Other	3,399	2,929

	38,487	48,424
Current portion	(17,303)	(22,540)

	$21,184	$25,884

14.	Orbital receivables:

Orbital receivables relate to performance incentives due under certain satellite construction contracts that are paid over the in-orbit life of the satellite. Orbital receivables are recognized as revenue on a percentage of completion basis during the construction period and are discounted to present value using discount rates ranging from 6% - 10% (2015 - 6% - 10%). The expected timing of billing and collection of orbital receivables relating to launched and unlaunched satellites is shown in the following table:

	Carrying value
	Launched	Unlaunched	Total
2017	$36,436	$—	$36,436
2018	36,242	4,820	41,062
2019	37,225	6,856	44,081
2020	41,549	8,490	50,039
2021	45,227	7,975	53,202
Thereafter	297,365	76,064	373,429

Orbital receivables	494,044	104,205	598,249
Current portion (note 10)	(36,436)	—	(36,436)

December 31, 2016	$457,608	$104,205	$561,813

Orbital receivables	$448,202	$150,657	$598,859
Current portion (note 10)	(31,864)	—	(31,864)

December 31, 2015	$416,338	$150,657	$566,995

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except shares,

share-based compensation awards, and per share amounts)

Years ended December 31, 2016, 2015 and 2014

The expected timing of total contractual cash flows for all launched and unlaunched satellites including principal and interest payments is as follows:

2017	$78,079
2018	80,389
2019	89,392
2020	94,359
2021	95,216
Thereafter	618,933

$1,056,368

During the year ended December 31, 2016, the Company signed a U.S.$400,000,000 revolving securitization facility agreement with an international financial institution. Under the terms of the agreement, the Company may offer to sell eligible orbital receivables from time to time with terms of seven years or less of cash flows discounted to face value using prevailing market rates.

On September 30, 2016, as an initial drawdown under the facility, the Company sold orbital receivables with book value of $80,677,000 (U.S.$61,506,000) for net proceeds of $90,764,000 (U.S.$69,196,000) consisting of gross proceeds of $94,832,000 (U.S.$72,297,000) less setup and transaction fees of $4,068,000 (U.S.$3,102,000). On December 15, 2016, the Company made a second drawdown under the facility and sold orbital receivables with book value of $67,921,000 (U.S.$50,586,000) for net proceeds of $72,240,000 (U.S.$53,923,000) consisting of gross proceeds of $73,103,000 (U.S.$54,566,000) less transaction fees of $862,000 (U.S.$644,000). The orbital receivables that were securitized remain recognized on the balance sheet as the Company continues to service the orbital receivables and management has concluded, on the balance of facts and circumstances of the arrangement, that the Company has retained substantially all of the risks and rewards of ownership. The net proceeds received were initially recognized as a securitization liability on the balance sheet and are being subsequently measured at amortized cost using the effective interest rate method. As at December 31, 2016, the unamortized balance is $162,697,000. The securitized orbital receivables and securitization liability will be drawn down as payments are received from the customers and passed on to the international financial institution (note 23(d)). The Company continues to recognize orbital income on the orbital receivables that are subject to the securitization transactions.

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except shares,

share-based compensation awards, and per share amounts)

Years ended December 31, 2016, 2015 and 2014

15.	Property, plant and equipment:

	Land and land improvements	Buildings	Leasehold improvements	Equipment	Furniture and fixtures	Computer hardware	Total
Cost
Balance as at December 31, 2014	$124,977	$97,827	$36,836	$255,370	$9,220	$53,517	$577,747
Additions	—	2,968	4,041	22,667	239	6,284	36,199
Adjustments to purchase price allocation (note 9)	—	—	—	(1,879)	—	—	(1,879)
Disposals	—	—	(1,075)	(390)	(160)	(2,067)	(3,692)
Foreign currency translation	23,315	15,309	4,120	45,611	983	3,075	92,413

Balance as at December 31, 2015	148,292	116,104	43,922	321,379	10,282	60,809	700,788
Additions	—	3,847	20,398	20,024	2,541	8,184	54,994
Disposals	—	—	(317)	(786)	(90)	(2,412)	(3,605)
Foreign currency translation	(4,300)	(2,944)	(563)	(8,227)	(144)	(521)	(16,699)

Balance as at December 31, 2016	$143,992	$117,007	$63,440	$332,390	$12,589	$66,060	$735,478

Accumulated depreciation
Balance as at December 31, 2014	$1,159	$7,965	$19,225	$78,633	$5,885	$40,361	$153,228
Depreciation expense	581	4,167	4,084	31,293	837	5,232	46,194
Disposals	—	—	(1,075)	(390)	(160)	(2,067)	(3,692)
Foreign currency translation	272	1,186	1,524	13,608	522	1,496	18,608

Balance as at December 31, 2015	2,012	13,318	23,758	123,144	7,084	45,022	214,338
Depreciation expense	608	4,704	4,289	28,811	892	5,717	45,021
Disposals	—	—	(317)	(723)	(90)	(2,412)	(3,542)
Foreign currency translation	(52)	(227)	(291)	(2,640)	(99)	(362)	(3,671)

Balance as at December 31, 2016	$2,568	$17,795	$27,439	$148,592	$7,787	$47,965	$252,146

Net book value
December 31, 2016	$141,424	$99,212	$36,001	$183,798	$4,802	$18,095	$483,332

December 31, 2015	$146,280	$102,786	$20,164	$198,235	$3,198	$15,787	$486,450

Property, plant and equipment includes $58,516,000 (December 31, 2015 - $34,065,000) of expenditures for property under construction.

Borrowing costs of nil (2015 - $78,000, 2014 - $1,722,000) were capitalized as equipment during the year. The capitalization rate used to determine the amount of borrowing costs eligible for capitalization ranged from 3.3% - 3.6% (2015 - 3.3% - 3.6%, 2014 - 3.6% - 4.7%).

The net book value of assets under finance leases are as follows:

	December 31, 2016	December 31, 2015
Computer hardware	$6,144	$7,118
Furniture and fixtures	145	6

	$6,289	$7,124

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except shares,

share-based compensation awards, and per share amounts)

Years ended December 31, 2016, 2015 and 2014

16.	Intangible assets and goodwill:

(a)	Finite life intangible assets are as follows:

	Technologies, including development in-process	Software	Trade names	Licenses, customer relationships, and other	Total
Cost
Balance as at December 31, 2014	$260,006	$122,168	$78,191	$26,440	$486,805
Purchase of intangible assets	—	11,754	—	996	12,750
Adjustments to purchase price allocation (note 9)	—	—	—	788	788
Development of intangible assets	35,931	—	—	—	35,931
Disposals	(795)	(714)	—	—	(1,509)
Foreign currency translation	52,292	19,206	15,091	3,360	89,949

Balance as at December 31, 2015	347,434	152,414	93,282	31,584	624,714
Purchase of intangible assets	—	16,248	—	—	16,248
Development of intangible assets	64,962	—	—	—	64,962
Disposals	(1,475)	(740)	—	—	(2,215)
Foreign currency translation	(9,243)	(3,556)	(2,784)	(643)	(16,226)

Balance as at December 31, 2016	$401,678	$164,366	$90,498	$30,941	$687,483

Accumulated amortization
Balance as at December 31, 2014	$46,599	$51,943	$8,472	$10,649	$117,663
Amortization expense	27,813	18,343	4,310	2,792	53,258
Disposals	(795)	(714)	—	—	(1,509)
Foreign currency translation	11,029	7,593	1,989	934	21,545

Balance as at December 31, 2015	$84,646	$77,165	$14,771	$14,375	$190,957
Amortization expense	31,761	18,935	4,467	2,427	57,590
Disposals	(1,475)	(681)	—	—	(2,156)
Foreign currency translation	(2,107)	(1,465)	(383)	(191)	(4,146)

Balance as at December 31, 2016	$112,825	$93,954	$18,855	$16,611	$242,245

Net book value
December 31, 2016	$288,853	$70,412	$71,643	$14,330	$445,238

December 31, 2015	$262,788	$75,249	$78,511	$17,209	$433,757

Borrowing costs of $3,695,000 (2015 - $1,918,000, 2014 - $1,306,000) were capitalized as development in-process intangible assets during the year. The capitalization rate used to determine the amount of borrowing costs eligible for capitalization ranged from 3.3% - 3.8% (2015 - 3.3% - 3.6%, 2014 - 3.6% - 4.7%).

For the year ended December 31, 2016, the Company expensed research and non-capitalizable development costs of $126,452,000 (2015 - $129,266,000, 2014 - $114,284,000) in direct costs, selling, general and administration.

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except shares,

share-based compensation awards, and per share amounts)

Years ended December 31, 2016, 2015 and 2014

(b)	Goodwill as at December 31, 2016 is as follows:

	Communications	Surveillance and Intelligence	Total
Balance as at December 31, 2014	$660,036	$160,949	$820,985
Adjustments to purchase price allocation (note 9)	—	5,068	5,068
Foreign currency translation	118,512	20,130	138,642

Balance as at December 31, 2015	778,548	186,147	964,695
Foreign currency translation	(21,860)	(3,661)	(25,521)

Balance as at December 31, 2016	$756,688	$182,486	$939,174

(c)	Goodwill impairment:

The Company performs a goodwill impairment test annually on September 30 and whenever there is an indication of impairment. No impairment of goodwill was identified as a result of the Company’s most recent annual impairment tests. The Company conducts goodwill impairment testing based on two groups of cash generating units representing the two reportable operating segments of the Company (see note 5).

The key assumptions used in performing the impairment tests are as follows:

Segment	Valuation method	Discount rate		Perpetual growth rate
		2016	2015	2016	2015
Communications	Value in use	8%	8%	2.1% - 2.4%	2.1% - 2.4%
Surveillance and Intelligence	Value in use	8%	8%	2.1% - 2.4%	2.1% - 2.4%

•	Recoverable amount:

Management’s past experience and future expectations of the business performance are used to make a best estimate of the expected revenue, earnings before interest, taxes, depreciation and amortization, and operating cash flows for a five year period.

•	Discount rate:

The discount rate applied is a pre-tax rate that reflects the time value of money and risk associated with the business.

•	Perpetual growth rate:

The perpetual growth rate is management’s current assessment of the long-term growth prospect of the Company in the jurisdictions in which it operates.

•	Sensitivity analysis:

Management performs sensitivity analysis on the key assumptions. Sensitivity analysis indicates reasonable changes to key assumptions will not result in an impairment loss.

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except shares,

share-based compensation awards, and per share amounts)

Years ended December 31, 2016, 2015 and 2014

17.	Provisions:

	Warranty and after-sale service(a)	Restructuring costs(b)	Others(c)	Total
Balance as at December 31, 2013	$27,565	$306	$815	$28,686
Provisions made	5,273	10,998	—	16,271
Provisions acquired (note 9)	—	—	283	283
Provisions used	(3,056)	(2,424)	—	(5,480)
Provisions reversed	(1,535)	(255)	—	(1,790)
Unwinding of discount	338	—	37	375
Foreign currency translation	2,551	185	9	2,745

Balance as at December 31, 2014	31,136	8,810	1,144	41,090
Provisions made	5,115	14,005	—	19,120
Adjustment to purchase price allocation (note 9)	—	—	2,820	2,820
Provisions used	(3,101)	(13,624)	(936)	(17,661)
Provisions reversed	—	(1,924)	—	(1,924)
Unwinding of discount	421	—	302	723
Foreign currency translation	6,211	1,636	649	8,496

Balance as at December 31, 2015	39,782	8,903	3,979	52,664
Provisions made	9,014	4,960	—	13,974
Provisions used	(2,739)	(11,291)	(777)	(14,807)
Provisions reversed	—	(189)	—	(189)
Unwinding of discount	486	—	217	703
Foreign currency translation	(1,102)	(334)	(100)	(1,536)

Balance as at December 31, 2016	$45,441	$2,049	$3,319	$50,809

December 31, 2016:
Current	$4,252	$2,049	$—	$6,301
Non-current	41,189	—	3,319	44,508

	$45,441	$2,049	$3,319	$50,809

December 31, 2015:
Current	$3,787	$8,903	$—	$12,690
Non-current	35,995	—	3,979	39,974

	$39,782	$8,903	$3,979	$52,664

(a)	Warranty and after-sale service provisions relate to obligations under commercial satellite construction contracts.
(b)	Restructuring provisions relate to costs associated with enterprise improvement initiatives for satellite manufacturing operations (note 8).
(c)	Other provisions relate to obligations under premise leases and restoration costs for premise leases with terms that expire between 2019 and 2023.

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except shares,

share-based compensation awards, and per share amounts)

Years ended December 31, 2016, 2015 and 2014

18.	Employee benefits:

(a)	Employee benefit liabilities:

	December 31, 2016	December 31, 2015
Salary and benefits payable	$108,353	$83,106
Share-based payment plans	7,062	19,788
Pension and other post-retirement benefits	324,271	323,732

Employee benefits	439,686	426,626
Current portion	(119,968)	(106,495)

	$319,718	$320,131

(b)	Pension plans:

The Company maintains various pension plans covering a portion of its employees. The defined benefit plans provide pension benefits based on various factors including earnings and length of service.

The majority of the plans are funded and the Company’s funding requirements are based on each of the plans’ actuarial measurement framework as established by the plan agreements or applicable laws. Employees are required to contribute to some of the funded plans. The total estimated contributions expected to be paid to the plans in the year ending December 31, 2017 are $11,176,000.

The funded plans’ assets are legally separated from the Company and are held by an independent trustee. The trustee is responsible for ensuring that the funds are protected as per applicable laws.

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except shares,

share-based compensation awards, and per share amounts)

Years ended December 31, 2016, 2015 and 2014

Movement in net defined benefit liability:

	Defined benefit obligation		Fair value of plan assets		Net defined benefit liability (asset)
	2016	2015	2016	2015	2016	2015
Defined benefit obligation as at January 1,	$867,180	$759,397	$(633,798)	$(574,843)	$233,382	$184,554

Included in earnings:
Current service cost	8,057	7,341	—	—	8,057	7,341
Past service costs	106	187	—	—	106	187
Liabilities extinguished/ assets distributed on settlement	(37,785)	—	31,339	—	(6,446)	—
Interest cost (income)	34,455	31,910	(25,206)	(23,932)	9,249	7,978

	4,833	39,438	6,133	(23,932)	10,966	15,506

Included in other comprehensive income:
Actuarial loss (gain) arising from:
- financial assumptions	37,951	(33,492)	—	—	37,951	(33,492)
- demographic assumptions	(12,334)	13,047	—	—	(12,334)	13,047
- experience adjustment	(3,266)	985	—	—	(3,266)	985
Return on plan assets excluding interest income	—	—	(9,028)	19,257	(9,028)	19,257
Foreign exchange adjustment	(23,351)	128,511	16,426	(91,255)	(6,925)	37,256

	(1,000)	109,051	7,398	(71,998)	6,398	37,053

Other:
Employer contributions	—	—	(12,756)	(3,731)	(12,756)	(3,731)
Plan participant contributions	451	451	(451)	(451)	—	—
Benefit payments	(46,253)	(41,157)	46,253	41,157	—	—

	(45,802)	(40,706)	33,046	36,975	(12,756)	(3,731)

Defined benefit obligation as at December 31,	$825,211	$867,180	$(587,221)	$(633,798)	$237,990	$233,382

In the fourth quarter of 2016, the Company amended a defined benefit pension plan at one of its operating divisions by offering eligible terminated vested participants the option to select a lump-sum payout instead of scheduled payments over the retirement period. As at December 31, 2016, 44% of eligible participants selected the option and accordingly, the Company recognized a gain on settlement of $6,446,000 immediately in earnings in the fourth quarter of 2016, with an offsetting reduction to net defined employee benefit liabilities. These measurements were based on actuarial assumptions in effect as of December 31, 2016, including an updated discount rate of 3.9%.

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except shares,

share-based compensation awards, and per share amounts)

Years ended December 31, 2016, 2015 and 2014

The components of cost related to defined benefit pension plans are shown in the following table:

	For the year ended December 31,
	2016	2015	2014
Included in direct costs, selling, general and administration in the statement of earnings:
Current service cost	$8,057	$7,341	$6,208
Past service costs	106	187	152
Liabilities extinguished/assets distributed on settlement	(6,446)	—	—

	1,717	7,528	6,360
Included in finance expense:
Interest cost	9,249	7,978	4,203

Plan assets comprise:

	December 31, 2016	December 31, 2015
Cash and cash equivalents	$4,544	$43,885
Canadian equity securities	24,186	17,339
U.S. equity securities	17,420	17,145
Global equity securities	490	1,046
Government bonds	8,975	8,300
Corporate bonds	9,468	10,234
Pooled fund units:
Equity funds	297,909	310,562
Fixed income funds	213,761	214,401
Real estate funds	10,468	10,886

Total pension plan assets	$587,221	$633,798

(c)	Other post-retirement plans:

The Company also provides for other post-retirement benefits, comprised of extended health benefits, dental care and life insurance covering a portion of its employees in Canada and the United States. The cost of these benefits is funded primarily out of general revenues. The plan assets for the funded plan consist primarily of money market instruments. The total estimated contributions expected to be paid to the plans, including the net benefit payments to be made in respect to unfunded plans, for the year ending December 31, 2017 are $4,409,000.

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except shares,

share-based compensation awards, and per share amounts)

Years ended December 31, 2016, 2015 and 2014

Movement in net defined benefit liability:

	Defined benefit obligation		Fair value of plan assets		Net defined benefit liability (asset)
	2016	2015	2016	2015	2016	2015
Defined benefit obligation as at January 1,	$90,924	$89,257	$(574)	$(1,032)	$90,350	$88,225

Included in earnings:
Current service cost	1,238	1,083	—	—	1,238	1,083
Past service costs	(2,569)	(5,063)	—	—	(2,569)	(5,063)
Interest cost (income)	3,387	3,327	(11)	(22)	3,376	3,305

	2,056	(653)	(11)	(22)	2,045	(675)

Included in other comprehensive income:
Actuarial loss (gain) arising from:
- financial assumptions	2,338	(2,380)	—	—	2,338	(2,380)
- demographic assumptions	2,221	287	—	—	2,221	287
- experience adjustment	(5,984)	(4,840)	—	—	(5,984)	(4,840)
Return on plan assets excluding interest income	—	—	7	47	7	47
Foreign exchange adjustment	(1,978)	11,760	24	(145)	(1,954)	11,615

	(3,403)	4,827	31	(98)	(3,372)	4,729

Other:
Employer contributions	—	—	(2,729)	(2,236)	(2,729)	(2,236)
Plan participant contributions	(13)	307	—	—	13)	307
Benefit payments	(3,283)	(2,814)	3,283	2,814	—	—

	(3,296)	(2,507)	554	578	(2,742)	(1,929)

Defined benefit obligation as at December 31,	$86,281	$90,924	$—	$(574)	$86,281	$90,350

The components of cost related to other post-retirement plans are shown in the following table:

	For the year ended December 31,
	2016	2015	2014
Included in direct costs, selling, general and administration in the statement of earnings:
Current service cost	$1,238	$1,083	$960
Past service costs	(2,569)	(5,063)	(1,102)

	(1,331)	(3,980)	(142)
Included in finance expense:
Interest cost	3,376	3,305	3,435

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except shares,

share-based compensation awards, and per share amounts)

Years ended December 31, 2016, 2015 and 2014

(d)	Actuarial assumptions:

The following represents the weighted-average of the principle actuarial assumptions used in calculating the defined benefit obligations at the reporting date.

	December 31, 2016	December 31, 2015
Discount rate	3.9%	4.2%
Future salary increases	3.5%	3.5%
Health care trends	4.5%	4.6%
Longevity at age 65 for current pensioners:
Males	20.9	21.3
Females	23.0	23.3
Longevity at age 65 for current pensioners aged 45:
Males	22.4	22.9
Females	24.5	24.9

As at December 31, 2016, the weighted-average duration of the defined benefit obligation was 12.9 years (December 31, 2015 - 13.2 years).

(e)	Sensitivity analysis:

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligations by the amounts shown below.

As at December 31, 2016	Increase of 1%	Decrease of 1%
Discount rate	$(102,782)	$126,606
Future salary growth	154	(261)
Health care trends rate	4,807	(3,778)
Future mortality	(2,641)	2,670

(f)	Defined contribution plans:

The Company maintains defined contribution plans for some of its employees whereby the Company pays contributions based on a percentage of the employees’ annual salary. For the year ended December 31, 2016, the Company recorded an expense of $18,666,000 (2015 - $18,262,000, 2014 - $15,342,000) related to these plans.

The Executive Vice President and Chief Financial Officer’s employment agreement includes post-employment benefits that will be paid on or after retirement. The Company will contribute $5,280,000 to a trust which the employee is the primary beneficiary, in equal quarterly amounts of $480,000, over an eleven quarter term commencing October 1, 2016. In the fourth quarter of 2016, the Company recorded an expense of $480,000 related to these benefits.

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except shares,

share-based compensation awards, and per share amounts)

Years ended December 31, 2016, 2015 and 2014

19.	Long-term debt:

	December 31, 2016	December 31, 2015
Syndicated credit facility:
Revolving loan payable in U.S. dollars (December 31, 2016 - U.S.$241,500; December 31, 2015 - U.S.$358,000)	$324,262	$495,472
Revolving loan payable in Canadian dollars	25,000	—
Senior term notes payable:
2024 Term notes payable in U.S. dollars (December 31, 2016 - U.S.$236,287; December 31, 2015 - U.S.$250,000)	317,263	346,000
2017 Term notes payable in U.S. dollars (December 31, 2016 - U.S.$100,000; December 31, 2015 - U.S.$100,000)	134,270	138,400
Financing fees	(570)	(710)
Obligations under finance leases	6,382	7,165

Total long-term debt	806,607	986,327
Current portion	(136,811)	(2,719)

Non-current portion	$669,796	$983,608

The long term debt is drawn under the following facilities:

(a)	Syndicated credit facility:

As at December 31, 2016, the Company had available a senior secured syndicated credit facility (the “Syndicated Credit Facility”) with several North American and international banks. The Syndicated Credit Facility is comprised of a revolving loan facility of up to U.S.$700,000,000 which can be drawn in Canadian and U.S. dollars. The revolving loan facility includes a U.S.$125,000,000 sub limit under which letters of credit can be issued. In the third quarter of 2016, the Company amended its Syndicated Credit Facility. The amendment extended the maturity date by twenty-two months to September 2020. Loans under the Syndicated Credit Facility bear interest at CDOR, Bankers’ Acceptances or U.S. LIBOR plus margins of 1.2% - 3.0%. The margin will vary with the Company’s consolidated debt to EBITDA ratio. As at December 31, 2016, the applicable margin was 2.0%. The Syndicated Credit Facility is guaranteed by the Company and certain subsidiaries of the Company and the loans are secured by specific assets of the Company.

The loans can be repaid prior to maturity, at the Company’s option, in whole or in part, together with accrued interest, without premium or penalty. The Company is required to make mandatory prepayments of the outstanding principal and accrued interest upon the occurrence of certain events. The Syndicated Credit Facility is subject to customary representations and warranties, covenants, events of default and other terms and conditions.

As at December 31, 2016, the Company also had in place a total of U.S.$125,000,000 in letter of credit agreements with major banks.

(b)	Senior term notes payable:

On November 2, 2012, the Company entered into a twelve year senior secured note purchase agreement for U.S.$250,000,000 with two major U.S. private lenders (the “2024 Term Notes”). The

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except shares,

share-based compensation awards, and per share amounts)

Years ended December 31, 2016, 2015 and 2014

2024 Term Notes bear interest at a fixed rate of 4.31% per annum and are repayable in five equal annual installments beginning on November 2, 2020. In the third quarter of 2016, the Company signed a revolving securitization facility agreement (note 14). Due to the drawdown of this facility on September 30, 2016, the Company offered to prepay a portion of the 2024 Term Notes. This offer was accepted, resulting in $18,413,000 (U.S.$13,713,000) of the principal amount being repaid in the fourth quarter of 2016.

On February 25, 2010, the Company entered into a long-term debt agreement for U.S. $100,000,000 with a private lender (the “2017 Term Notes”). The agreement was amended on November 2, 2012. The 2017 Term Notes bear interest at a fixed rate of 5.3% per annum and are repayable in full on February 22, 2017.

The senior term notes payable are guaranteed by the Company and certain subsidiaries of the Company and the notes are secured by specific assets of the Company. The notes can be repaid, at the Company’s option, in whole or in part, together with accrued interest and a make-whole premium. The Company is required to make mandatory prepayments of the outstanding principal and accrued interest upon the occurrence of certain events. The senior term notes payable are subject to customary representations and warranties, covenants, events of default and other terms and conditions.

(c)	Promissory note payable:

On November 2, 2012, in connection with its acquisition of Space Systems/Loral, LLC and Space Systems/Loral Land, LLC, the Company entered into a promissory note for U.S.$101,000,000, payable to Loral Space & Communications Inc. (“Loral”) and bearing interest at a fixed rate of 1% per annum. The note was secured by a bank letter of credit and was repayable in three equal annual installments beginning on March 31, 2013. On March 28, 2013, the Company and Loral agreed to defer the principal repayment of $U.S.33,667,000 originally due on March 31, 2013 under the promissory note payable to March 31, 2014. The Company and Loral also agreed to an increase in the interest rate applicable to this tranche from 1.0% to 1.5% effective April 1, 2013. On March 31, 2014, the Company made scheduled principal repayments of $74,423,000 ($U.S.67,333,000) on the promissory note. On March 31, 2015, the Company repaid the final installment of $42,699,000 (U.S.$33,667,000) to Loral.

Annual contractual principal repayments on long-term debt, net of financing fees, as at December 31, 2016 are as follows:

	Specified credit facility	Notes payable	Finance leases	Total
Less than one year	$—	$134,184	$2,627	$136,811
Between one and five years	349,262	126,622	3,755	479,639
More than five years	—	190,157	—	190,157

	$349,262	$450,963	$6,382	$806,607

20.	Shareholders’ equity:

Share capital:

Authorized:

Unlimited number of common shares with no par value

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except shares,

share-based compensation awards, and per share amounts)

Years ended December 31, 2016, 2015 and 2014

Unlimited number of preferred shares, issuable in series, convertible to common shares

Common shares issued and fully paid:

	Number of shares	Amount
Balance as at January 1, 2014	36,056,381	$495,376
Common shares issued under employee share purchase plan (note 22(a))	57,449	4,827

Balance as at December 31, 2014	36,113,830	500,203
Common shares issued under employee share purchase plan (note 22(a))	63,450	5,549
Common shares issued upon exercise of share-based compensation awards (note 22(b))	50,672	4,792

Balance as at December 31, 2015	36,227,952	510,544
Common shares issued under employee share purchase plan (note 22(a))	66,466	5,517
Common shares issued upon exercise of share-based compensation awards (note 22(b))	83,860	8,790

Balance as at December 31, 2016	36,378,278	$524,851

The following dividends were declared and paid by the Company:

	For the year ended December 31,
	2016	2015	2014
$1.48 per common share (2015 - $1.48, 2014 - $1.30)	$53,754	$53,559	$46,912

21.	Earnings per common share:

The following table outlines the calculation of basic earnings per common share:

	For the year ended December 31,
	2016	2015	2014
Net earnings	$139,626	$142,842	$47,118
Weighted average number of common shares outstanding	36,306,880	36,176,573	36,088,071
Deferred share units outstanding	70,476	48,786	—

Weighted average number of common shares outstanding - basic	36,377,356	36,225,359	36,088,071

Earnings per common share - basic	$3.84	$3.94	$1.31

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except shares,

share-based compensation awards, and per share amounts)

Years ended December 31, 2016, 2015 and 2014

The following table outlines the calculation of diluted earnings per common share:

	For the year ended December 31,
	2016	2015	2014
Net earnings - basic	$139,626	$142,842	$47,118
Effect of potentially dilutive share appreciation rights	(3,198)	(3,281)	—
Net earnings - dilutive	$136,428	$139,561	$47,118

Weighted average number of common shares outstanding - basic	36,377,356	36,225,359	36,088,071
Effect of potentially dilutive share appreciation rights	140,136	123,559	—

Weighted average number of common shares outstanding - diluted	36,517,492	36,348,918	36,088,071

Earnings per common share - diluted	$3.74	$3.84	$1.31

As at December 31, 2016, 3,665,000 share appreciation rights (December 31, 2015 - 2,647,000, December 31, 2014 - nil) were excluded from the diluted weighted average number of ordinary shares calculation because their effect would have been anti-dilutive.

22.	Share-based payment plans:

(a)	Employee share purchase plan:

On October 1, 2001, the Company implemented an employee share purchase plan. Under this plan, the Company may issue 1,500,000 common shares to its employees. The maximum number of common shares that may be issued under the plan in any one year is 300,000. Under the terms of the plan, employees can purchase shares of the Company at 85% of the market value of the shares. Employees can allocate a maximum of 10% of their salary to the plan to a maximum of $20,000 per annum. For the year ended December 31, 2016, 66,466 (2015 - 63,450, 2014 - 57,449) common shares were issued at an average price of $70.56 (2015 - $74.34, 2014 - $71.42) under the employee share purchase plan.

(b)	Share appreciation rights:

The Company awards cash-settleable share appreciation rights (“SARs”) to certain employees under its annual share-based compensation plans. Certain awards issued under the 2012 through 2017 plans remain outstanding as at December 31, 2016. The SARs issued under the 2012 through 2016 plans vest over a period of three years, in the amount of one-third each year, and expire five years from their grant date. The SARs issued under the 2017 plan vest over a period of four years, in the amount of one-quarter each year, and expire ten years from their grant date.

Under certain SARs plans, the Company, at its sole discretion, has the ability to mandate equity settlement. Historically, the Company has settled in cash and has accounted for all SARs as cash-settled awards.

In May 2015, the Company received the required shareholder and regulatory approvals to issue shares from treasury to settle SARs with equity. The Company also changed its stated intent on method of settlement such that certain awards are expected to be settled with equity. As a result of these changes in circumstances, the Company reassessed the accounting classification and prospectively began accounting for certain SARs as equity-settled awards.

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except shares,

share-based compensation awards, and per share amounts)

Years ended December 31, 2016, 2015 and 2014

For equity-settled awards, share-based compensation expense is based on fair value at the date of grant including the impact of estimated forfeitures, and is recorded as an increase in equity. Unlike cash-settled awards, the fair value of equity-settled awards is not re-measured. In the case of the reclassified awards, share-based compensation expense is based on fair value at the date of reclassification. Accordingly, in May 2015, the Company reclassified $26,127,000 from employee benefit liabilities to contributed surplus. The reclassification from cash-settled SARs to equity-settled SARs may also impact diluted earnings per share, as certain awards will prospectively qualify as potentially dilutive instruments.

(i)	SARs accounted for as cash-settled awards:

A summary of the SARs accounted for as cash-settled awards for the years ended December 31, 2016, 2015 and 2014 are presented below:

	2016		2015		2014
	Number of SARs	Weighted average exercisable price per SAR	Number of SARs	Weighted average exercisable price per SAR	Number of SARs	Weighted average exercisable price per SAR
Outstanding, beginning of year	2,103,627	$80.39	3,876,164	$72.98	3,831,151	$61.19
Reclassified as equity-settled	—	—	(1,731,516)	77.93	—	—
Issued	1,135,266	75.48	704,483	90.33	1,245,075	87.72
Exercised	(147,665)	54.06	(665,161)	53.83	(1,140,506)	49.94
Cancelled	(59,468)	90.06	(80,343)	82.94	(59,556)	64.04

Outstanding, end of year	3,031,760	$79.64	2,103,627	$80.39	3,876,164	$72.98

Exercisable	1,323,249	$78.92	819,169	$71.79	985,782	$63.30

The following table summarizes information about outstanding SARs accounted for as cash-settled awards:

	As at December 31, 2016
	SARs outstanding			SARs exercisable
Price per share	Number of SARs	Weighted average remaining contractual life (in years)	Weighted average exercise price per SAR	Number of SARs	Weighted average remaining contractual life (in years)	Weighted average exercise price per SAR
$40.61 to $51.95	123,592	0.6	$48.58	123,592	0.6	$48.58
$56.95 to $69.73	738,579	7.8	65.92	161,005	1.1	62.54
$78.54 to $82.73	887,472	2.8	82.10	554,515	1.9	81.86
$83.60 to $90.48	923,242	3.5	86.82	364,546	3.1	87.00
$92.13 to $97.93	358,875	3.4	94.06	119,591	3.4	94.06

	3,031,760	4.2	$79.64	1,323,249	2.1	$78.92

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except shares,

share-based compensation awards, and per share amounts)

Years ended December 31, 2016, 2015 and 2014

	As at December 31, 2015
	SARs outstanding			SARs exercisable
Price per share	Number of SARs	Weighted average remaining contractual life (in years)	Weighted average exercise price per SAR	Number of SARs	Weighted average remaining contractual life (in years)	Weighted average exercise price per SAR
$40.61 to $51.95	216,367	1.6	$48.71	216,367	1.6	$48.71
$56.95 to $68.95	196,796	2.1	61.84	96,123	2.1	62.36
$72.25 to $81.86	587,339	2.9	81.83	365,580	2.9	81.86
$83.60 to $89.19	744,250	4.3	86.78	141,099	3.8	87.50
$92.13 to $97.93	358,875	4.4	94.06	—	—	—

	2,103,627	3.4	$80.39	819,169	2.6	$71.79

(ii)	SARs accounted for as equity-settled awards:

A summary of the SARs accounted for as equity-settled awards for the year ended December 31, 2016 and 2015 are presented below:

	2016		2015
	Number of SARs	Weighted average exercise price per SAR	Number of SARs	Weighted average exercise price per SAR
Outstanding, beginning of year	2,233,299	$81.18	—	$—
Reclassified as equity-settled	—	—	1,731,516	77.93
Issued	1,161,900	68.09	663,750	85.61
Exercised	(189,708)	53.65	(143,433)	63.74
Cancelled	(43,834)	80.08	(18,534)	71.62

Outstanding, end of year	3,161,657	$78.04	2,233,299	$81.18

Exercisable, end of year	1,395,572	$82.70	774,195	$74.99

The following table summarizes information about outstanding SARs accounted for as equity-settled awards:

	As at December 31, 2016
	SARs outstanding			SARs exercisable
Price per share	Number of SARs	Weighted average remaining contractual life (in years)	Weighted average exercise price per SAR	Number of SARs	Weighted average remaining contractual life (in years)	Weighted average exercise price per SAR
$40.61 to $66.72	1,179,971	9.2	$65.45	94,071	0.8	$51.22
$71.22 to $85.82	1,202,352	3.1	83.89	774,845	2.6	83.00
$87.70 to $95.67	779,334	2.9	88.05	526,656	2.9	87.89

	3,161,657	5.3	$78.04	1,395,572	2.6	$82.70

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except shares,

share-based compensation awards, and per share amounts)

Years ended December 31, 2016, 2015 and 2014

	As at December 31, 2015
	SARs outstanding			SARs exercisable
Price per share	Number of SARs	Weighted average remaining contractual life (in years)	Weighted average exercise price per SAR	Number of SARs	Weighted average remaining contractual life (in years)	Weighted average exercise price per SAR
$40.61 to $57.05	288,613	1.9	$52.31	214,777	1.8	$50.67
$71.22 to $85.82	1,165,352	4.0	83.78	305,429	2.9	81.40
$87.70 to $95.67	779,334	3.9	87.97	253,989	3.9	87.84

	2,233,299	3.7	$81.18	774,195	2.9	$74.99

(c)	Share matching program:

The Company maintains a share matching program, where certain executives are granted one common share of the Company for every three common shares of the Company that they purchase and hold for a consecutive period of three years. Common shares are purchased on the open market to satisfy obligations under the share matching program and are expensed as share-based compensation in the statement of earnings.

(d)	Deferred share units:

The Company maintains a deferred share units (“DSUs”) plan whereby the Company’s independent directors receive some or all of their annual retainers in DSUs. DSUs are granted at a price equal to the closing price of the common shares on the day before the date of grant. The DSUs are settled at retirement at the closing price of the common shares of the Company on the retirement date.

Prior to May 2015, the Company accounted for DSUs as cash-settled awards. In May 2015, the Company modified its DSUs plan to change the settlement method from cash to equity and received the required shareholder and regulatory approvals to issue shares from treasury to settle DSUs with equity. Accordingly, the Company prospectively began accounting for the DSUs as equity-settled awards and reclassified $6,406,000 from employee benefit liabilities to contributed surplus.

A summary of the DSUs as at December 31, 2016, 2015, and 2014 and changes during the year are presented below:

	Number of DSUs	Weighted average exercise price per DSU
DSUs outstanding, January 1, 2014	74,567	$37.25
DSUs issued	7,027	85.26
DSUs redeemed	(7,232)	82.09

DSUs outstanding, December 31, 2014	74,362	$37.43
DSUs issued	5,505	86.47

DSUs outstanding, December 31, 2015	79,867	$40.81
DSUs issued	8,756	81.36
DSUs redeemed	(26,524)	44.56

DSUs outstanding, December 31, 2016	62,099	$44.93

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except shares,

share-based compensation awards, and per share amounts)

Years ended December 31, 2016, 2015 and 2014

(e)	Total share-based compensation expense:

Total share-based compensation expense from all forms of share-based payment plans for the year ended December 31, 2016 was an expense of $19,261,000 (2015 - $14,136,000, 2014 - $49,406,000). The details are as follows:

	For the year ended December 31,
	2016	2015	2014
Share appreciation rights
Cash-settled	$(6,927)	$6,170	$47,094
Equity-settled	9,355	7,060	—
Deferred share units
Cash-settled	—	(339)	1,475
Equity-settled	598	329	—
Executive compensation settlement (note 8)	15,300	—	—
Share matching program	107	83	113
Employee share purchase plan	828	833	724

	$19,261	$14,136	$49,406

(f)	Intrinsic value:

The intrinsic value of a share-based payment award is the positive difference between the market price of the Company’s share and the exercise price of the award. As at December 31, 2016, the intrinsic value of vested cash-settled share-based payment awards was $3,115,000 (December 31, 2015 - $9,996,000, December 31, 2014 - $31,200,000).

(g)	Valuation of cash-settled SARs:

The fair value of the SARs were estimated at each reporting period using the Black-Scholes option pricing model with the following assumptions:

	December 31, 2016	December 31, 2015	December 31, 2014
Risk-free interest rate	0.7% - 1.4%	0.5% - 0.7%	1.0% - 1.1%
Dividend yield	2.2%	1.8%	1.4%
Expected award lives	1 - 84 months	2 - 58 months	1 - 41 months
Volatility	20% - 26%	20% - 23%	16% - 23%

(h)	Valuation of equity-settled SARs and DSUs:

The fair value of equity-settled SARs and DSUs were estimated on the date of the grant or the date of accounting reclassification using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	0.6% - 1.3%
Dividend yield	1.5% - 2.2%
Expected award lives	5 - 84 months
Volatility	17% - 26%

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except shares,

share-based compensation awards, and per share amounts)

Years ended December 31, 2016, 2015 and 2014

23.	Financial instruments and fair value disclosures:

Refer to significant accounting policy note 3(i).

(a)	Financial instruments by category:

The classification of financial instruments and their carrying amounts are as follows:

As at December 31, 2016:

	Financial assets at fair value through earnings	Derivative instruments in a qualifying hedging relationship	Loans and receivables	Available-for-sale financial assets	Other	Total carrying amount
Financial assets:
Current:
Cash and cash equivalents	$—	$—	$18,991	$—	$—	$18,991
Trade and other receivables:
Trade accounts receivable	—	—	236,220	—	—	236,220
Orbital receivables	—	—	36,436	—	—	36,436
Other receivables	—	—	7,609	—	30,061	37,670

	—	—	280,265	—	30,061	310,326
Financial assets, other:
Short-term investments	—	—	—	7,787	—	7,787
Notes receivable	—	—	51,642	—	—	51,642
Derivative financial instruments	8,182	7,735	—	—	—	15,917
Restricted cash	—	—	11,566	—	—	11,566

	8,182	7,735	63,208	7,787	—	86,912
Non-current:
Orbital receivables	—	—	561,813	—	—	561,813
Financial assets, other:
Notes receivable	—	—	18,773	—	—	18,773
Derivative financial instruments	5,065	2,931	—	—	—	7,996
Long-term investments	—	—	32,713	—	—	32,713
Restricted cash	—	—	22,292	—	—	22,292

	5,065	2,931	41,065	32,713	—	81,774

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except shares,

share-based compensation awards, and per share amounts)

Years ended December 31, 2016, 2015 and 2014

As at December 31, 2016, long-term investments is comprised of an investment of $32,713,000 (December 31, 2015 - $32,713,000) in unquoted equity securities in an entity over which the Company does not have significant influence. The fair value of these unquoted equity securities cannot be reliably determined due to the lack of an active market and are carried at cost.

	Financial liabilities at fair value through earnings	Derivative instruments in a qualifying hedging relationship	Other financial liabilities	Total carrying amount
Financial liabilities:
Current:
Bank overdraft	$—	$—	$24,097	$24,097
Trade and other payables	—	—	249,791	249,791
Financial liabilities, other:
Non-trade payables	—	—	7,340	7,340
Derivative financial instruments	11,809	4,132	—	15,941

	11,809	4,132	7,340	23,281
Securitization liability	—	—	19,964	19,964
Long-term debt:
Current portion of long-term debt	—	—	134,184	134,184
Obligations under finance leases	—	—	2,627	2,627

	—	—	136,811	136,811
Non-current:
Financial liabilities, other:
Non-trade payables	—	—	16,899	16,899
Derivative financial instruments	1,711	2,051	—	3,762

	1,711	2,051	16,899	20,661
Securitization liability	—	—	142,733	142,733
Long-term debt:
Long-term debt	—	—	666,041	666,041
Obligations under finance leases	—	—	3,755	3,755

	—	—	669,796	669,796

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except shares,

share-based compensation awards, and per share amounts)

Years ended December 31, 2016, 2015 and 2014

As at December 21, 2015:

	Financial assets at fair value through earnings	Derivative instruments in a qualifying hedging relationship	Loans and receivables	Available-for- sale financial assets	Other	Total carrying amount
Financial assets:
Current:
Cash and cash equivalents	$—	$—	$41,557	$—	$—	$41,557
Trade and other receivables:
Trade accounts receivable	—	—	314,083	—	—	314,083
Orbital receivables	—	—	31,864	—	—	31,864
Other receivables	—	—	5,647	—	27,439	33,086

	—	—	351,594	—	27,439	379,033
Financial assets, other:
Short-term investments	—	—	—	8,049	—	8,049
Notes receivable	—	—	411	—	—	411
Derivative financial instruments	21,360	17,525	—	—	—	38,885
Restricted cash	—	—	18,197	—	—	18,197

	21,360	17,525	18,608	8,049	—	65,542
Non-current:
Orbital receivables	—	—	566,995	—	—	566,995
Financial assets, other:
Notes receivable	—	—	8,940	—	—	8,940
Derivative financial instruments	10,069	6,980	—	—	—	17,049
Long-term investments	—	—	—	32,713	—	32,713
Restricted cash	—	—	17,581	—	—	17,581

	10,069	6,980	26,521	32,713	—	76,283

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except shares,

share-based compensation awards, and per share amounts)

Years ended December 31, 2016, 2015 and 2014

	Financial liabilities at fair value through earnings	Derivative instruments in a qualifying hedging relationship	Other financial liabilities	Total carrying amount
Financial liabilities:
Current:
Trade and other payables	$—	$—	$231,634	$231,634
Financial liabilities, other:
Non-trade payables	—	—	23,699	23,699
Derivative financial instruments	13,448	7,088	—	20,536

	13,448	7,088	23,699	44,235
Long-term debt:
Obligations under finance leases	—	—	2,719	2,719
Non-current:
Financial liabilities, other:
Non-trade payables	—	—	17,177	17,177
Derivative financial instruments	9,330	3,165	—	12,495

	9,330	3,165	17,177	29,672
Long-term debt:
Long-term debt	—	—	979,162	979,162
Obligations under finance leases	—	—	4,446	4,446

	—	—	983,608	983,608

(b)	Fair value of financial instruments:

Financial instruments carried at amortized cost:

As at December 31, 2016 and 2015, the fair values of all financial instruments carried at amortized cost, other than long-term debt and orbital receivables, approximated their carrying value.

The fair value of long-term debt is estimated based on a discounted cash flow approach, categorized as Level 2 as outlined in the descriptions below. The estimated fair value of long-term debt, excluding obligations under finance leases, at December 31, 2016, was $803,923,000 (December 31, 2015 - $996,529,000) as compared to the carrying value of $800,225,000 (December 31, 2015 - $979,162,000). As at December 31, 2016, long-term debt included a designated portion of a net investment hedge, which had a fair value of $67,363,000 (December 31, 2015 - $142,546,000) and a carrying value of $67,135,000 (December 31, 2015 - $138,400,000). The fair value of obligations under finance leases approximates their carrying value.

The fair value of orbital receivables is estimated based on a discounted cash flow approach using discount rates that reflect the credit risk of counterparties. The estimated fair value of orbital receivables at December 31, 2016 was $678,006,000 (December 31, 2015 - $657,573,000) as compared to the carrying value of $598,249,000 (December 31, 2015 - $598,859,000).

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except shares,

share-based compensation awards, and per share amounts)

Years ended December 31, 2016, 2015 and 2014

As at December 31, 2016, the carrying amount of assets pledged as collateral amounted to $2,118,986,000 (December 31, 2015 - $2,189,345,000).

Financial instruments carried at fair value:

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

December 31, 2016	Level 1	Level 2	Level 3	Total
Assets
Short-term investments	$7,787	$—	$—	$7,787
Derivative financial instruments	—	23,913	—	23,913

Total assets	$7,787	$23,913	$—	$31,700

Liabilities
Derivative financial instruments	$—	$19,703	$—	$19,703

During the year, no transfers occurred between Level 1 and Level 2 financial instruments.

December 31, 2015	Level 1	Level 2	Level 3	Total
Assets
Short-term investments	$8,049	$—	$—	$8,049
Derivative financial instruments	—	55,934	—	55,934

Total assets	$8,049	$55,934	$—	$63,983

Liabilities
Derivative financial instruments	$—	$33,031	$—	$33,031

The fair values of the short-term investments are based on their quoted prices. The Company determines fair value of its derivative financial instruments based on internal valuation models, such as discounted cash flow analysis, using management estimates and observable market-based inputs, as applicable. Management estimates include assumptions concerning the amount and timing of estimated future cash flows and application of appropriate discount rates. Observable market-based inputs are sourced from third parties and include interest rates and yield curves, currency spot and forward rates, and credit spreads, as applicable.

(c)	Credit risk:

The Company is exposed to credit risk through its cash and cash equivalents, restricted cash, short-term investments, trade and other receivables, non-securitized orbital receivables, notes receivable and derivative financial instruments.

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except shares,

share-based compensation awards, and per share amounts)

Years ended December 31, 2016, 2015 and 2014

The Company’s credit exposure through receivables relates to a diverse group of customers, including government customers, in multiple geographic regions purchasing a wide variety of products and services from the Company, and is therefore mitigated by a reduced concentration of risk.

Customers are assessed for credit risk based on the nature of the customer organization, financial health, and credit history with the Company and others. Credit limits or maximum exposures under revenue contracts are identified, approved and monitored. In some cases, the Company will procure credit insurance to mitigate its exposure.

Trade and other receivables, non-securitized orbital receivables, and notes receivable are considered for impairment on a case by case basis and provided for when objective evidence is received that a customer may default.

The amount of financial assets recognized on the balance sheet as at December 31, 2016 and 2015 are summarized in the carrying values tables in note 23(a). The carrying amount of these assets represent their maximum credit exposure, with the exception of derivative financial instruments subject to master netting arrangements as described in note 23(g).

The Company’s trade receivables and allowance for doubtful accounts are shown in the following table:

	December 31, 2016	December 31, 2015
Trade receivables	$242,915	$326,344
Less: allowance for doubtful accounts	(6,695)	(12,261)

Trade receivables, net of allowance for doubtful accounts	$236,220	$314,083

The aging of trade receivables at the reporting date was:

	December 31, 2016	December 31, 2015
Not past due	$174,670	$225,797
Past due 1 - 30 days	20,117	40,975
Past due 31 - 90 days	7,703	4,262
Past due 90+ days	33,730	43,049

	$236,220	$314,083

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except shares,

share-based compensation awards, and per share amounts)

Years ended December 31, 2016, 2015 and 2014

Allowance for doubtful accounts:

Balance as at December 31, 2013	$2,078
Bad debt expense	2,900
Amounts applied to specific trade accounts receivable	(383)
Allowance reversed	(1,350)
Foreign exchange	17

Balance as at December 31, 2014	$3,262
Bad debt expense	9,299
Amounts applied to specific trade accounts receivable	(113)
Allowance reversed	(197)
Foreign exchange	10

Balance as at December 31, 2015	12,261
Bad debt expense	17
Amounts applied to specific trade accounts receivable	(43)
Allowance reversed	(4,937)
Foreign exchange	(603)

Balance as at December 31, 2016	$6,695

Trade accounts receivable, notes receivable and non-securitized orbital receivables include amounts totaling $113,325,000 (December 31, 2015 - $45,744,000) due from two customers in the Communications segment who are in process of securing external project financing to fund their respective satellite construction contracts signed with the Company. Of this amount, $38,193,000 (December 31, 2015 - $29,732,000) is included in trade accounts receivable that are past due. The Company has concluded that these receivables were not impaired at December 31, 2016.

The non-securitized orbital receivables and notes receivable are neither past-due nor impaired.

In implementing all its derivative financial instruments, the Company deals with counterparties and is therefore exposed to credit related losses in the event of non-performance by these counterparties. However, the Company deals with counterparties that are major financial institutions, and does not expect any of the counterparties to fail to meet their obligations.

During the year, the Company has also provided an indemnity to Export Development Canada (“EDC”) in partial support of selected satellite financings provided by EDC. The indemnity is not recognized on the balance sheet and if it was called upon, the maximum value of the indemnity as at December 31, 2016 was $39,945,000 (U.S.$29,750,000) (December 31, 2015 - $36,587,000 (U.S.$26,436,000)).

(d)	Liquidity risk:

The Company’s liquidity risk is the risk it may not be able to meet its contractual obligations associated with financial liabilities as they come due. The Company’s principal sources of liquidity are cash provided by operations, including collection of orbital receivables and advance payments from customers related to long-term construction contracts, and access to credit facilities and equity capital resources, including public common share offerings. The Company’s short-term cash requirements are primarily to fund working capital, with medium term requirements to service and repay debt, and

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except shares,

share-based compensation awards, and per share amounts)

Years ended December 31, 2016, 2015 and 2014

invest in capital and intangible assets, and research and development for growth initiatives. Cash is also used to pay dividends and finance other long-term strategic initiatives. The Company does not have a capital intensive business. For the foreseeable future, the Company believes that these principal sources of liquidity are sufficient to maintain the Company’s capacity and to meet planned growth and development activities.

The maturities of the contractual cash flows of the Company’s financial liabilities are shown in the following table:

December 31, 2016	Carrying amount	Contractual cash flows	Maturing in less than 1 year	Maturing in 1 to 2 years	Maturing in 2 to 5 years	Maturing beyond 5 years
Non-derivative financial liabilities:
Bank overdraft	$24,097	$24,097	$24,097	$—	$—	$—
Trade and other payables	249,791	249,791	249,791	—	—	—
Financial liabilities, other:
Non-trade payables	24,239	25,041	8,310	2,719	8,376	5,636
Securitization liability	162,697	203,926	30,371	29,884	85,807	57,864
Long-term debt:
Obligations under finance leases	6,382	6,817	3,192	2,282	1,343	—
Long-term debt	800,225	932,189	160,101	27,283	538,239	206,566

	806,607	939,006	163,293	29,565	539,582	206,566

	1,267,431	1,441,861	475,862	62,168	633,765	270,066

Derivative financial liabilities:
Foreign exchange forward contracts	17,122	17,365	13,991	2,157	1,217	—
Other derivative instruments	2,581	2,581	2,045	383	153	—

	19,703	19,946	16,036	2,540	1,370	—

	$1,287,134	$1,461,807	$491,898	$64,708	$635,135	$270,066

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except shares,

share-based compensation awards, and per share amounts)

Years ended December 31, 2016, 2015 and 2014

December 31, 2015	Carrying amount	Contractual cash flows	Maturing in less than 1 year	Maturing in 1 to 2 years	Maturing in 2 to 5 years	Maturing beyond 5 years
Non-derivative financial liabilities:
Trade and other payables	$231,634	$231,634	$231,634	$—	$—	$—
Financial liabilities, other:
Non-trade payables	40,876	42,545	23,664	7,972	3,857	7,052
Long-term debt:
Obligations under finance leases	7,165	7,831	3,243	2,364	2,224	—
Long-term debt	979,162	1,134,813	34,563	170,382	623,509	306,359

	986,327	1,142,644	37,806	172,746	625,733	306,359

	1,258,837	1,416,823	293,104	180,718	629,590	313,411

Derivative financial liabilities:
Foreign exchange forward contracts	27,957	28,476	18,019	9,412	963	82
Other derivative instruments	5,074	5,074	2,670	1,817	580	7

	33,031	33,550	20,689	11,229	1,543	89

	$1,291,868	$1,450,373	$313,793	$191,947	$631,133	$313,500

(e)	Interest rate risk:

The Company is exposed to fluctuations in interest rates since a proportion of its capital structure consists of variable rate debt. An increase or decrease of 50 basis points on the interest rate, all other variables remaining constant, would not result in a material change to net earnings or other comprehensive income for the years ended December 31, 2016, 2015 and 2014.

(f)	Foreign exchange risk:

The Company is exposed to foreign exchange risk on sales contracts, purchase contracts and debt denominated in currencies other than the functional currency of the Company’s contracting entity. For Canadian operations, this is typically the United States dollar or Euro. For United States operations, this is typically the Euro or Japanese yen. The Company is also exposed to foreign currency risk on the net assets of its foreign operations.

The Company maintains a hedging program and enters into foreign exchange forward contracts to hedge the significant majority of the exposure arising from expected foreign currency denominated cash flows. The term of the foreign exchange forward contracts can range from less than one month to several years. The Company also enters into foreign exchange forward contracts to manage exposures from certain intercompany loans, miscellaneous foreign currency payables and receivables, borrowings in foreign currency and investments in foreign operations. The Company does not enter into foreign exchange forward contracts for trading or speculative purposes.

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except shares,

share-based compensation awards, and per share amounts)

Years ended December 31, 2016, 2015 and 2014

As at December 31, 2016, the Company had Canadian dollar foreign exchange forward purchase contracts for $258,997,000 (December 31, 2015 - $285,266,000, December 31, 2014 - $205,859,000) and United States dollar foreign exchange purchase contracts for $41,265,000 (December 31, 2015 - $61,076,000, December 31, 2014 - $22,708,000). The Company also had Canadian dollar foreign exchange forward sales contracts for $404,407,000 (December 31, 2015 - $388,900,000, December 31, 2014 - $273,928,000) and United States dollar foreign exchange forward sales contracts for $228,816,000 (December 31, 2015 - $356,660,000, December 31, 2014 - $297,761,000).

The following table summarizes the Company’s foreign exchange forward contracts outstanding, which have been recorded on the balance sheet at fair value as assets and liabilities as appropriate:

December 31, 2016	Notational amount	Average exchange rate	Maturity dates	Carrying value asset (liability)
Purchase contracts settled in Canadian dollars:
U.S. dollar	175,241	1.3100	January 2017 - March 2020	$5,153
Euro	14,841	1.4163	January 2017 - September 2018	123
British pound	3,134	1.8305	January 2017 - March 2018	(530)
Australian dollar	1,872	0.9853	April 2017 - December 2017	(41)
Japanese yen	71,038	0.0117	January 2017 - July 2017	(14)
Sales contracts settled in Canadian dollars:
U.S. dollar	282,434	1.2962	January 2017 - January 2021	$(11,432)
Euro	23,162	1.4414	January 2017 - January 2021	182
British pound	2,389	1.7976	January 2017 - March 2018	333
Australian dollar	562	0.9932	June 2017 - December 2017	16
Norwegian krone	410	0.1559	January 2017	—
Purchase contracts settled in United States dollars:
Japanese yen	1,726,268	0.0096	March 2017 - March 2019	$(1,899)
Euro	11,726	1.0767	January 2017 - April 2017	(300)
Canadian dollar	2,038	0.7597	January 2017 - October 2017	(36)
Sales contracts settled in United States dollars:
Japanese yen	3,276,709	0.0084	January 2017 - October 2017	$(1,165)
Euro	126,883	1.1270	January 2017 - April 2019	9,269

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except shares,

share-based compensation awards, and per share amounts)

Years ended December 31, 2016, 2015 and 2014

December 31, 2016	Notational amount	Average exchange rate	Maturity dates	Carrying value asset (liability)
Purchase contracts settled in Canadian dollars:
U.S. dollar	188,491	1.2968	January 2016 - April 2019	$15,569
Euro	12,984	1.4695	January 2016 - August 2018	511
British pound	10,324	1.9710	January 2016 - March 2018	708
Australian dollar	1,454	0.9502	June 2016 - December 2017	54
Norwegian krone	152	0.1587	January 2016	—
Sales contracts settled in Canadian dollars:
U.S. dollar	260,220	1.2996	January 2016 - March 2018	$(21,195)
Euro	27,060	1.4630	January 2016 - January 2021	(1,499)
British pound	5,479	2.0106	January 2016 - March 2018	(157)
Australian dollar	105	0.9363	June 2016	(7)
Norwegian krone	152	0.1592	January 2016	—
Purchase contracts settled in United States dollars:
Japanese yen	1,153,167	0.0082	January 2016 - September 2016	$169
Euro	31,324	1.1059	January 2016 - April 2017	(658)
Sales contracts settled in United States dollars:
Japanese yen	11,847,985	0.0082	January 2016 - October 2017	$(3,277)
Euro	130,789	.2272	January 2016 - September 2017	24,104

Cash flow hedges:

The Company applies cash flow hedge accounting when a foreign exchange contract is included in a qualifying hedging relationship as described in note 3(i)(iii).

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except shares,

share-based compensation awards, and per share amounts)

Years ended December 31, 2016, 2015 and 2014

The following table indicates the periods in which the cash flows associated with designated cash flow hedges are expected to occur and to impact earnings and the carrying amounts of the related hedging instruments:

December 31, 2016	Carrying amount	Expected cash flows	Maturing in less than 1 year	Maturing in 1 to 2 years	Maturing in 2 to 5 years	Maturing beyond 5 years
Foreign exchange forward contracts:
Assets	$10,665	$10,835	$7,802	$2,095	$938	$—
Liabilities	6,181	6,326	4,161	1,046	1,119	—

December 31, 20156	Carrying amount	Expected cash flows	Maturing in less than 1 year	Maturing in 1 to 2 years	Maturing in 2 to 5 years	Maturing beyond 5 years
Foreign exchange forward contracts:
Assets	$24,071	$24,432	$17,222	$5,814	$1,396	$—
Liabilities	10,253	10,460	7,156	2,592	630	82

Net investment hedges:

As at December 31, 2016, the Company had designated 50% of its $134,270,000 (U.S.$100,000,000) (December 31, 2015 - full amount of $138,400,000 (U.S.$100,000,000), December 31, 2014 - $116,010,000 (U.S.$100,000,000)) 2017 Term Notes and $28,197,000 (U.S.$21,000,000) (December 31, 2015 - $52,315,000 (U.S.$37,800,000), December 31, 2014 - nil) of foreign exchange forward sell contracts as a hedge of its investment in certain U.S. subsidiaries. Foreign exchange gains and losses arising from the translation of the designated portion of the U.S. dollar 2017 Term Notes and the designated foreign exchange forward sell contracts are recognized in other comprehensive income to the extent that the hedges are effective and are recognized in the consolidated statements of earnings to the extent that the hedges are ineffective.

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except shares,

share-based compensation awards, and per share amounts)

Years ended December 31, 2016, 2015 and 2014

Foreign exchange sensitivity:

The following table presents the effect of the strengthening and weakening of various currencies (all other variables remaining constant) on the fair valuation of financial instruments as at December 31 and the corresponding effect on net earnings and other comprehensive income:

		Currency 1 strengthens 10% against currency 2		Currency 1 weakens 10% against currency 2
Currency 1	Currency 2	Effect on net earnings	Effect on other comprehensive income	Effect on net earnings	Effect on other comprehensive income
December 31, 2016
U.S. dollar	Canadian dollar	$156	$(7,297)	$(156)	$7,297
British pound	Canadian dollar	62	124	(62)	(124)
Euro	Canadian dollar	(350)	(783)	350	783
Euro	U.S. dollar	6,538	(13,183)	(6,538)	13,183
Japanese yen	U.S. dollar	1,102	(3,334)	(1,102)	3,334
December 31, 2015
U.S. dollar	Canadian dollar	$268	$(3,911)	$(268)	$3,911
British pound	Canadian dollar	10	628	(10)	(628)
Euro	Canadian dollar	(71)	(1,360)	71	1,360
Euro	U.S. dollar	7,474	(11,654)	(7,474)	11,654
Japanese yen	U.S. dollar	(923)	(10,198)	923	10,198
December 31, 2014
U.S. dollar	Canadian dollar	$1,772	$1,314	$(1,772)	$(1,314)
British pound	Canadian dollar	239	1,134	(239)	(1,134)
Euro	Canadian dollar	(312)	(225)	312	225
Euro	U.S. dollar	4,296	(24,702)	(4,296)	24,702
Japanese yen	U.S. dollar	1,459	—	(1,459)	—

(g)	Master netting agreements:

Certain of the Company’s derivative financial assets and liabilities are subject to master netting arrangements that do not meet the offsetting criteria under IAS 32 - Financial Instruments: Presentation as the Company does not have a current legally enforceable right to set off recognized amounts and the intention to settle on a net basis, the assets and liabilities, simultaneously. The right of offset is enforceable only on the occurrence of a future trigger such as a credit event.

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except shares,

share-based compensation awards, and per share amounts)

Years ended December 31, 2016, 2015 and 2014

The following table sets out the carrying amounts of foreign exchange forward contracts that are subject to the master netting agreements described above:

December 31, 2016	Gross and net amounts in the consolidated balance sheet	Financial instruments that are not offset	Amount if presented net
Derivative financial assets:
Foreign exchange forward contracts	$16,780	$10,912	$5,868
Other derivative instruments	7,133	—	7,133

	23,913	10,912	13,001
Derivative financial liabilities:
Foreign exchange forward contracts	17,122	10,912	6,210
Other derivative instruments	2,581	—	2,581

	19,703	10,912	8,791

December 31, 2015	Gross and net amounts in the consolidated balance sheet	Financial instruments that are not offset	Amount if presented net
Derivative financial assets:
Foreign exchange forward contracts	$42,279	$20,512	$21,767
Other derivative instruments	13,655	—	13,655

	55,934	20,512	35,422
Derivative financial liabilities:
Foreign exchange forward contracts	27,957	20,512	7,445
Other derivative instruments	5,074	—	5,074

	33,031	20,512	12,519

24.	Capital management:

The Company’s primary capital management objectives are to provide an adequate return to shareholders, provide adequate and efficient funding of operations, finance growth, preserve financial flexibility to benefit from potential opportunities as they arise and comply with borrowing covenants.

The Company defines capital as its share capital, contributed surplus and retained earnings.

	December 31, 2016	December 31, 2015
Share capital	$524,851	$510,544
Contributed surplus	38,949	37,786
Retained earnings	310,432	224,560

	$874,232	$772,890

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except shares,

share-based compensation awards, and per share amounts)

Years ended December 31, 2016, 2015 and 2014

The Company regularly issues shares in relation to its long-term compensation plans, employee share purchase plan, and acquisitions. It also occasionally implements share repurchase programs that are approved by the Board of Directors.

The Company is required by its lenders under the Syndicated Credit Facility and senior secured term note purchase agreements to maintain compliance with certain financial covenants. These covenants include a maximum multiple of debt to EBITDA of 3.5 times (and up to 4.0 times under certain circumstances), a minimum level of equity consisting of a base plus a proportion of earnings, a minimum multiple of EBITDA to fixed charges, and a maximum percentage of distributions to available cash flow. As at December 31, 2016, 2015, and 2014, the Company is compliant with these financial covenants.

The Company has term debt outstanding under its 2017 and 2024 Term Notes. Debt is also incurred as required under the Syndicated Credit Facility and is reduced as cash is generated from operations. The Company has monetized some of its orbital receivables, applying the proceeds to reduce its debt, and retains the ability to securitize more orbital receivables in the future. In the normal course of business, the Company manages its debt to a ratio of approximately 2.0 - 2.5 times EBITDA. The Company, thus, typically retains significant additional unused capacity to take advantage of strategic opportunities.

25.	Government assistance:

(a)	Investment tax credits:

During the year, the Company recognized investment tax credits of $29,481,000 (2015 - $59,957,000, 2014 - $23,870,000) as a reduction of current expenses in direct costs, selling, general and administration of which $15,066,000 (2015 - $45,848,000, 2014 - $7,722,000) related to expenses incurred in prior years. The Company also recognized $2,451,000 as a reduction of the cost of intangible assets during the year (2015 - nil, 2014 - nil). The Company has investment tax credits of approximately $53,776,000 (2015 - $49,423,000, 2014 - $25,855,000) available to offset future Canadian Federal and Provincial income taxes payable which expire between 2025 and 2036. Investment tax credits are only recognized in the financial statements when the recognition criteria have been met as described in note 3(g).

(b)	Government grants:

(i)	Investissement Québec:

On November 15, 2010, the Company signed a non-refundable contribution agreement (“Grant”) and an interest free refundable contribution agreement (“Interest Free Loan”) with Investissement Québec (“IQ”) relating to the expansion of the plant (“Project”) at its Sainte-Anne-de-Bellevue subsidiary.

Under the Grant, the Company was eligible to receive funding for certain Project expenditures incurred from January 1, 2010 to December 31, 2012 to a maximum of $9,000,000. As at December 31, 2016, the Company has received the maximum eligible funding of $9,000,000 under the Grant. Payments made from the Grant can become conditionally repayable if certain average employment targets are not met from January 1, 2012 to December 31, 2018. As at December 31, 2016, the Company has met the required employment targets.

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except shares,

share-based compensation awards, and per share amounts)

Years ended December 31, 2016, 2015 and 2014

Under the Interest Free Loan, the Company was eligible to receive interest free repayable funding for certain eligible Project expenditures incurred from January 1, 2010 to December 31, 2015 to a maximum of $9,000,000. As at December 31, 2016, the Company has received the maximum of $9,000,000 under the Interest Free Loan. The loan is repayable in 84 equal and consecutive monthly installments beginning three years subsequent to the receipt of the first disbursement on February 1, 2013. In the first quarter of 2016, the Company began repaying the Interest Free Loan and repaid $1,179,000 for the year ended December 31, 2016 (2015 - nil, 2014 - nil). As at December 31, 2016, the discounted Interest Free Loan payable balance of $7,039,000 is recorded in financial liabilities (December 31, 2015 - $7,811,000, December 31, 2014 - $6,277,000).

(ii)	Technology Demonstration Program:

On May 5, 2016, the Company was awarded a contribution agreement valued at $54,000,000 by Innovation, Science and Economic Development under the Technology Demonstration Program (“TDP”). The TDP program contributes funding towards large-scale research and development projects that typically require the integration of several different technologies and the coordination of activities of many partners. The Company will coordinate with a team of Canadian partners, both in industry and academia, to develop innovative technology for space communications and space surveillance. Under the agreement, the Company and its partners can claim 50% of eligible costs up to $108,000,000 for the period August 12, 2014 through to March 31, 2021. Of this total, the Company is eligible to receive a maximum contribution of $31,500,000 based on 50% of eligible costs up to $63,000,000. During the year, the Company recorded a recovery against direct costs, selling, general and administration of $11,846,000 for its portion of 50% of eligible costs incurred over the period August 12, 2014 to September 30, 2016. In the fourth quarter of 2016, the Company received proceeds of $6,066,000 in respect of its claim for 50% of eligible expenditures over the period August 12, 2014 to March 31, 2016.

(iii)	Government of Canada:

The Company’s Canadian operations have traditionally received funding under contract from the Government of Canada under several programs that support the development of new commercial technologies and products for delivery to customers of the Government of Canada. This funding is subject to possible repayment in the form of royalties, generally not exceeding 5% of future revenues, on commercialization of that intellectual property by the Company. For the year ended December 31, 2016, no funding was received under these programs (2015 - nil, 2014 - $780,000).

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except shares,

share-based compensation awards, and per share amounts)

Years ended December 31, 2016, 2015 and 2014

26.	Income taxes:

(a)	Income tax expense is comprised of the following:

	For the year ended December 31,
	2016	2015	2014
Current tax expense:
Current period	$27,006	$26,076	$34,397
Adjustment for prior periods	8,954	5,071	(467)

	35,960	31,147	33,930
Deferred tax expense:
Origination and reversal of temporary differences	(5,919)	(838)	3,786
Change in unrecognized deductible temporary differences	1,852	13,403	—
Change in tax rate	(89)	—	(112)
Recognition of previously unrecognized tax losses	—	—	(113)

	(4,156)	12,565	3,561

Income tax expense	$31,804	$43,712	$37,491

(b)	A reconciliation of income taxes at statutory rates to actual income taxes is as follows:

	For the year ended December 31,
	2016	2015	2014
Statutory Federal and Provincial tax rate in Canada	26.00%	26.00%	26.00%

Income tax expense at the statutory tax rate	$44,572	$48,504	$21,998
Foreign earnings subject to different rates	(8,091)	(5,847)	(14,169)
Change in statutory rates	9	(7)	(112)
Change in unrecognized deferred tax assets	(774)	(1,505)	21,598
Foreign exchange differences	(1,288)	(6,544)	(114)
Share-based compensation	2,392	8,854	2,447
Other permanent differences	(5,016)	257	5,843

	$31,804	$43,712	$37,491

(c)	Unrecognized deferred tax assets:

	December 31, 2016	December 31, 2015
Tax losses	$341,102	$239,701
Other deductible temporary differences	185,733	258,226

	$526,835	$497,927

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except shares,

share-based compensation awards, and per share amounts)

Years ended December 31, 2016, 2015 and 2014

(d)	Recognized deferred tax assets and liabilities:

Deferred tax assets and liabilities are attributable to the following:

December 31, 2016	Assets	Liabilities	Net
Construction contract assets and liabilities	$5,812	$(5,358)	$454
Property, plant and equipment	151	(512)	(361)
Intangible assets and goodwill	1,100	(9,426)	(8,326)
Investment tax credits	11,174	(14,238)	(3,064)
Derivative financial instruments	230	(1,107)	(877)
Trade and other payables	3,073	—	3,073
Employee benefits	7,663	—	7,663
Tax loss carry forwards	6,348	—	6,348
Other items	116	(143)	(27)

Tax assets (liabilities)	35,667	(30,784)	4,883
Set off of tax	(15,591)	15,591	—

Net tax assets (liabilities)	$20,076	$(15,193)	$4,883

December 31, 2015	Assets	Liabilities	Net
Construction contract assets and liabilities	$7,141	$(5,500)	$1,641
Property, plant and equipment	417	(194)	223
Intangible assets and goodwill	1,014	(9,462)	(8,448)
Investment tax credits	9,527	(18,422)	(8,895)
Derivative financial instruments	917	(2,422)	(1,505)
Trade and other payables	5,132	—	5,132
Employee benefits	7,713	—	7,713
Tax loss carry forwards	3,132	—	3,132
Other items	832	—	832

Tax assets (liabilities)	35,825	(36,000)	(175)
Set off of tax	(22,828)	22,828	—

Net tax assets (liabilities)	$12,997	$(13,172)	$(175)

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except shares,

share-based compensation awards, and per share amounts)

Years ended December 31, 2016, 2015 and 2014

(e)	Movement in temporary differences during the year:

	Balance December 31, 2015	Recognized in statement of earnings	Recognized in other comprehensive income	Balance, December 31, 2016
Construction contract assets and liabilities	$1,641	$(1,187)	$—	$454
Property, plant and equipment	223	(584)	—	(361)
Intangible assets and goodwill	(8,448)	122	—	(8,326)
Investment tax credits	(8,895)	5,831	—	(3,064)
Derivative financial instruments	(1,505)	531	97	(877)
Trade and other payables	5,132	(2,059)	—	3,073
Employee benefits	7,713	(864)	814	7,663
Tax loss carry forwards	3,132	3,216	—	6,348
Other items	832	(850)	(9)	(27)

	$(175)	$4,156	$902	$4,883

	Balance December 31, 2014	Recognized in statement of earnings	Recognized in other comprehensive income	Balance December 31, 2015
Construction contract assets and liabilities	$(2,747)	$4,388	$—	$1,641
Property, plant and equipment	228	(5)	—	223
Intangible assets and goodwill	(8,469)	21	—	(8,448)
Investment tax credits	(2,061)	(6,834)	—	(8,895)
Derivative financial instruments	(2,199)	(413)	1,107	(1,505)
Trade and other payables	5,203	(71)	—	5,132
Employee benefits	17,041	(8,777)	(551)	7,713
Tax loss carry forwards	3,287	(155)	—	3,132
Other items	1,572	(719)	(21)	832

	$11,855	$(12,565)	$535	$(175)

	Balance, December 31, 2013	Recognized in statement of earnings	Recognized in other comprehensive income	Foreign currency translation	Balance, December 31, 2014
Construction contract assets and liabilities	$(4,108)	$1,436	$—	$(75)	$(2,747)
Property, plant and equipment	(1,655)	1,979	—	(96)	228
Intangible assets and goodwill	(9,639)	1,285	—	(115)	(8,469)
Investment tax credits	1,133	(3,194)	—	—	(2,061)
Derivative financial instruments	(1,569)	(40)	(590)	—	(2,199)
Trade and other payables	5,722	(705)	—	186	5,203
Employee benefits	18,420	(1,844)	465	—	17,041
Tax loss carry forwards	5,024	(1,752)	—	15	3,287
Other items	2,315	(726)	(17)	—	1,572

	$15,643	$(3,561)	$(142)	$(85)	$11,855

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except shares,

share-based compensation awards, and per share amounts)

Years ended December 31, 2016, 2015 and 2014

(f)	As at December 31, 2016, the Company has non-capital losses carried forward for tax purposes totaling approximately $249,367,000 that are available to reduce taxable income of future years. These non-capital losses carried forward expire as follows:

2019	$196
2026	1,402
2027	869
2028	12,157
2029	1,382
2030	1,169
2031	15,390
2032	15,770
2033	28,196
2034	20,867
2035	75,867
2036	71,605
Thereafter	4,497

$249,367

The Company also has net capital losses carried forward of approximately $133,155,000 that are available to offset capital gains of future years.

(g)	As at December 31, 2016, the Company had taxable temporary differences relating to investments in subsidiaries of $50,333,000 (December 31, 2015 - $74,767,000) that were not recognized because the Company controls the timing of the reversal of the temporary differences and it is satisfied that they will not be reversed in the foreseeable future.

27.	Contingencies and commitments:

(a)	As at December 31, 2016, the Company is committed under operating leases, primarily relating to office space and manufacturing facilities, for the following minimum annual rentals:

Total
2017	$42,708
2018	29,081
2019	26,189
2020	17,942
2021	14,598
Thereafter	20,777

$151,295

For the year ended December 31, 2016, the Company has recorded total lease expenses of $43,382,000 (2015 - $38,902,000, 2014 - $48,882,000) in the statement of earnings.

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except shares,

share-based compensation awards, and per share amounts)

Years ended December 31, 2016, 2015 and 2014

(b)	As at December 31, 2016, the Company’s banks have issued letters of credit for $112,397,000 (2015 - $58,525,000) of which $93,290,000 (2015 - $37,493,000) is guaranteed by Export Development Canada, a Canadian government corporation.

(c)	As noted in note 3(d)(i), satellite construction contracts may include performance incentives whereby payment for a portion of the purchase price of the satellite is contingent upon in-orbit performance of the satellite. The Company’s ultimate receipt of orbital performance incentives is subject to the continued performance of its satellites generally over the contractually stipulated life of the satellites. A complete or partial loss of a satellite’s functionality can result in loss of orbital receivable payments or repayment of amounts received by the Company under a warranty payback arrangement. The Company generally receives the present value of the orbital receivables if there is a launch failure or a failure caused by a customer error, but will forfeit some or all of the orbital receivables if the loss is caused by satellite failure or a result of Company error. The Company recognizes orbital performance incentives in the financial statements based on the amounts that are expected to be received and believes that it will not incur a material loss relating to the incentives recognized.

(d)	Prior to the Company’s acquisition of Space Systems/Loral, LLC and Space Systems/Loral Land, LLC (collectively “SSL”), ViaSat, Inc. (“ViaSat”) had filed complaints against SSL and Loral Space & Communications Inc. (“Loral”), the former parent company of SSL, in the United States District Court for the Southern District of California (the “Court”). ViaSat’s complaints alleged, among other matters, that SSL and Loral infringed on certain ViaSat patents and that SSL breached non-disclosure obligations in certain contracts with ViaSat in connection with the manufacture of satellites by SSL for customers other than ViaSat.

In the second half of 2013, ViaSat filed additional complaints for patent infringement and breach of contract against SSL in the Court. The patents involved were continuations of the patents allegedly infringed in the pre-existing lawsuit between ViaSat, SSL and Loral.

On September 5, 2014, SSL, Loral and ViaSat entered into an agreement to settle the two patent infringement and breach of contract complaints. Under the terms of the settlement agreement, all claims and counterclaims between the parties were dismissed. In addition, ViaSat agreed to a covenant not to sue SSL or Loral, or their respective customers and suppliers to the extent of such customer’s and supplier’s project or transaction with SSL or Loral, at any time for infringement of any of the patents asserted in the lawsuits as well as certain patents related to the patents asserted in the lawsuits, or for breach of the contracts asserted in the lawsuits to the extent such breach relates to the claims asserted in the lawsuits. In consideration, the Company and Loral agreed to pay ViaSat U.S.$100,000,000 including U.S.$40,000,000 in September 2014 and additional installment payments every three months commencing October 2014 through to January 2017 totaling U.S.$60,000,000 plus interest at 11.5%.

Loral had indemnified SSL for certain costs and damages arising from the ViaSat litigation under the terms of the purchase agreement governing MDA’s purchase of SSL from Loral. On December 1, 2014, as a result of differing interpretations of the scope of Loral’s indemnification obligations, the parties participated in a mediation session to determine a final allocation of the settlement payments. The Company and Loral agreed that MDA/SSL will be responsible for U.S.$55,000,000 and Loral will be responsible for U.S.$45,000,000 of the U.S.$100,000,000 settlement.

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except shares,

share-based compensation awards, and per share amounts)

Years ended December 31, 2016, 2015 and 2014

In 2014, the Company recognized an expense of $69,242,000 (U.S.$61,037,000) for its share of the settlement obligation. In addition, the Company reversed certain purchase accounting provisions of $22,024,000 (U.S.$20,000,000) that were set up in relation to the lawsuit and associated activities and were no longer required after the settlement. As at December 31, 2016, a liability of $5,447,000 (U.S.$4,056,000) (December 31, 2015 - $27,627,000 (U.S.$19,962,000)) has been recognized on the consolidated balance sheet. The liability was measured at amortized cost using the effective interest method and a discount rate of 3.25%. The final quarterly payment to ViaSat will be made in January 2017.

(e)	The Company is a party to various other legal proceedings and claims that arise in the ordinary course of business as either a plaintiff or defendant. The Company analyzes all legal proceedings and the allegations therein. The outcome of any of these other proceedings, either individually or in the aggregate, is not expected to have a material adverse effect on the Company’s financial position, results of operations or liquidity.

28.	Related party transactions:

The President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer have employment agreements which provide severance and change of control benefits. Upon termination or change of control, these executives are entitled to lump sum payments between two and one-half and three years’ compensation.

Compensation expense for the Company’s directors and Named Executive Officers is as follows:

	For the year ended December 31,
	2016	2015	2014
Salaries and other benefits	$10,837	$3,302	$3,880
Post-employment benefits	646	269	225
Share-based payments	22,288	8,451	16,199

	$33,771	$12,022	$20,304

During the year, the Company recognized an executive compensation settlement of $18,347,000 to a related party (note 8).

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except shares,

share-based compensation awards, and per share amounts)

Years ended December 31, 2016, 2015 and 2014

29.	Supplemental cash flow information:

(a)	Changes in operating assets and liabilities:

	For the year ended December 31,
	2016	2015	2014
Trade and other receivables	$63,631	$13,234	$(27,094)
Construction contract assets	77,227	(2,842)	(72,885)
Financial assets, other	(59,181)	(4,473)	(13)
Inventories	2,225	(22,371)	23,270
Current tax assets	(33,175)	(59,623)	(24,292)
Non-financial assets	(6,401)	2,106	(23,496)
Orbital receivables	(11,666)	(30,833)	(28,652)
Trade and other payables	28,133	(42,060)	37,605
Financial liabilities, other	(17,582)	(19,378)	23,681
Provisions	(414)	1,037	9,043
Construction contract liabilities	(196,053)	33,911	(53,127)
Employee benefits	3,856	(52,873)	(25,262)
Non-financial liabilities	(10,063)	(1,901)	(4,756)

	$(159,463)	$(186,066)	$(165,978)

(b)	Cash and cash equivalents on the consolidated statements of cash flows are comprised of the following:

	For the year ended December 31,
	2016	2015	2014
Cash and cash equivalents	$18,991	$41,557	$17,130
Bank overdraft	(24,097)	—	—

	$(5,106)	$41,557	$17,130

30.	Subsequent events:

(a)	On February 24, 2017, the Company and certain of its subsidiaries entered into a definitive merger agreement with DigitalGlobe, Inc. (“DigitalGlobe”), pursuant to which the Company will acquire 100% of the outstanding shares of DigitalGlobe (the “Merger”) for U.S.$35.00 per share in a combination of cash and stock. The transaction values DigitalGlobe at an equity value of approximately $3.1 billion (U.S.$2.3 billion), and an enterprise value of $4.7 billion (U.S.$3.5 billion), including assumption of DigitalGlobe’s $1.6 billion (U.S.$1.2 billion) in net debt. Headquartered in Denver, Colorado, DigitalGlobe is a global leading provider of high-resolution Earth imagery, data and analysis. Under the terms of the agreement, each, DigitalGlobe common share will be exchanged for U.S.$17.50 in cash and 0.3132 common shares of the Company. In connection with the Merger, the Company has obtained a commitment for a U.S.$3.75 billion credit facility from RBC Capital Markets and BofA Merrill Lynch.

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except shares,

share-based compensation awards, and per share amounts)

Years ended December 31, 2016, 2015 and 2014

The Merger has been unanimously approved by the boards of directors of both companies and is expected to close in the second half of 2017. The Merger is subject to customary closing conditions, including required regulatory approvals, as well as, approval by both the Company’s and DigitalGlobe’s shareholders.

(b)	On February 22, 2017, the Company declared a quarterly dividend of $0.37 per common share payable on March 31, 2017 to shareholders of record at the close of business on March 15, 2017.

(c)	In the fourth quarter of 2016, the Company made a second drawdown under its revolving securitization facility agreement (note 14). As a result of this drawdown, on January 13, 2017, the Company offered to prepay a portion of the 2024 Term Notes. This offer was accepted, resulting in $13,674,000 (U.S.$10,184,000) of the principal amount being repaid on February 28, 2017.

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Consolidated Statements of Earnings

(Unaudited)

(In thousands of Canadian dollars, except per share amounts)

Three months ended March 31, 2017 and 2016

	Note	2017	2016
Revenues	5	$494,347	$562,395
Direct costs, selling, general and administration	6	410,557	468,176
Depreciation and amortization		25,148	26,059
Foreign exchange gain		(245)	(2,501)
Share-based compensation expense	11	6,471	3,930
Other expense	7	24,986	4,771

Earnings before interest and income taxes		27,430	61,960
Finance income		(103)	(43)
Finance expense		14,082	12,934

Earnings before income taxes		13,451	49,069
Income tax expense		7,566	8,403

Net earnings		$5,885	$40,666

Net earnings per common share:
Basic	10	$0.16	$1.12
Diluted	10	0.15	1.10

See accompanying notes to condensed interim financial statements.

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Consolidated Statements of Comprehensive Loss

(Unaudited)

(In thousands of Canadian dollars)

Three months ended March 31, 2017 and 2016

	2017	2016
Net earnings	$5,885	$40,666
Other comprehensive income (loss):
Items that may be subsequently reclassified to earnings:
Foreign currency translation adjustment	(9,167)	(76,030)
Net gain on hedge of net investment in foreign operations (net of income tax expense of $144 and $834, respectively)	1,625	9,456
Effective portion of changes in fair value of derivatives designated as cash flow hedges (net of income tax expense of $183 and $489, respectively)	(2,635)	(16,861)
Net change in fair value of derivatives designated as cash flow hedges transferred to earnings (net of income tax recovery of $63 and $355, respectively)	(256)	(332)
Net change in fair value of available-for-sale financial assets (net of income tax expense of $17 and income tax recovery of $2, respectively)	112	(16)

Other comprehensive loss, net of income taxes	(10,321)	(83,783)

Comprehensive loss	$(4,436)	$(43,117)

See accompanying notes to condensed interim financial statements.

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Consolidated Balance Sheets

(Unaudited)

(In thousands of Canadian dollars)

	Note	March 31, 2017	December 31, 2016
Assets
Current assets:
Cash and cash equivalents		$1,852	$18,991
Trade and other receivables		232,975	310,326
Financial assets, other		82,719	86,912
Construction contract assets		144,324	114,567
Inventories		141,406	138,152
Non-financial assets		158,771	166,704
Current tax assets		69,260	66,141

		831,307	901,793

Non-current assets:
Orbital receivables		562,283	561,813
Financial assets, other		82,183	81,774
Non-financial assets		8,563	5,717
Deferred tax assets		19,192	20,076
Property, plant and equipment		480,163	483,332
Intangible assets		451,036	445,238
Goodwill		932,688	939,174

		2,536,108	2,537,124

		$3,367,415	$3,438,917

Liabilities and Shareholders’ Equity
Current liabilities:
Bank overdraft		$15,878	$24,097
Trade and other payables		267,078	249,791
Current tax liabilities		61,668	55,457
Financial liabilities, other		12,670	23,281
Provisions		9,691	6,301
Employee benefits		97,659	119,968
Non-financial liabilities		21,314	17,303
Construction contract liabilities		278,208	393,403
Securitization liability		20,322	19,964
Current portion of long-term debt	8	2,408	136,811

		786,896	1,046,376
Non-current liabilities:
Financial liabilities, other		18,451	20,661
Provisions		46,628	44,508
Employee benefits		321,639	319,718
Non-financial liabilities		19,360	21,184
Deferred tax liabilities		15,499	15,193
Securitization liability		136,550	142,733
Long-term debt	8	877,189	669,796

		2,222,212	2,280,169

Shareholders’ equity:
Share capital	9	527,350	524,851
Contributed surplus		40,812	38,949
Retained earnings		302,846	310,432
Accumulated other comprehensive income		274,195	284,516

		1,145,203	1,158,748

		$3,367,415	$3,438,917

Subsequent event (note 15)

See accompanying notes to condensed interim financial statements.

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Consolidated Statements of Change in Shareholders’ Equity

(Unaudited)

(In thousands of Canadian dollars)

Three months ended March 31, 2017

				Accumulated other comprehensive income
	Share capital	Contributed surplus	Retained earnings	Net gain (loss) on hedge of net investment in foreign operations	Foreign currency translation adjustment	Fair value gains (losses) on cash flow hedges	Fair value gains on available for sale financial assets	Actuarial gains on defined benefit pension plans and other post- retirement benefit plans	Total accumulated other comprehensive income	Total shareholders’ equity
Balance as at January 1, 2017	$524,851	$38,949	$310,432	$(34,102)	$298,352	$7,424	$948	$11,894	$284,516	$1,158,748
Common shares issued under employee share purchase plan	1,680	—	—	—	—	—	—	—	—	1,680
Common shares issued upon exercise of share-based compensation awards	819	(819)	—	—	—	—	—	—	—	—
Equity-settled share-based compensation expense	—	2,682	—	—	—	—	—	—	—	2,682
Dividends	—	—	(13,471)	—	—	—	—	—	—	(13,471)
Comprehensive income (loss)	—	—	5,885	1,625	(9,167)	(2,891)	112	—	(10,321)	(4,436)

Balance as at March 31, 2017	$527,350	$40,812	$302,846	$(32,477)	$289,185	$4,533	$1,060	$11,894	$274,195	$1,145,203

Three months ended March 31, 2016

				Accumulated other comprehensive income
	Share capital	Contributed surplus	Retained earnings	Net gain (loss) on hedge of net investment in foreign operations	Foreign currency translation adjustment	Fair value gains (losses) on cash flow hedges	Fair value gains on available for sale financial assets	Actuarial gains on defined benefit pension plans and other post- retirement benefit plans	Total accumulated other comprehensive income	Total shareholders’ equity
Balance as at January 1, 2016	$510,544	$37,786	$224,560	$(40,484)	$333,240	$18,190	$888	$22,982	$334,816	$1,107,706
Common shares issued under employee share purchase plan	1,365	—	—	—	—	—	—	—	—	1,365
Common shares issued upon exercise of share-based compensation awards	682	(682)	—	—	—	—	—	—	—	—
Equity-settled share-based compensation expense	—	2,810	—	—	—	—	—	—	—	2,810
Dividends	—	—	(13,413)	—	—	—	—	—	—	(13,413)
Comprehensive income (loss)	—	—	40,666	9,456	(76,030)	(17,193)	(16)	—	(83,783)	(43,117)

Balance as at March 31, 2016	$512,591	$39,914	$251,813	$(31,028)	$257,210	$997	$872	$22,982	$251,033	$1,055,351

See accompanying notes to condensed interim financial statements.

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Consolidated Statements of Cash Flows

(Unaudited)

(In thousands of Canadian dollars)

Three months ended March 31, 2017 and 2016

	Note	2017	2016
Cash flows provided by (used in):
Operating activities:
Net earnings		$5,885	$40,666
Adjustments to reconcile to net cash from operating activities:
Depreciation of property, plant and equipment		10,672	11,669
Amortization of intangible assets		14,476	14,390
Share-based compensation expense	11	6,471	3,930
Finance income		(103)	(43)
Finance expense		10,960	9,584
Foreign exchange loss (gain)		(4,800)	6,988
Income tax expense		7,566	8,403
Income taxes paid		(1,546)	(5,227)
Income taxes recovered		1,970	148
Changes in operating assets and liabilities	13(a)	(76,714)	(90,743)

Cash used in operating activities		(25,163)	(235)

Investing activities:
Purchase of property, plant and equipment		(10,413)	(8,024)
Purchase/development of intangible assets		(23,659)	(16,220)
Disposal of short-term investments		30	33
Decrease (increase) in restricted cash		927	(163)
Interest received on short-term investments and other		103	43

Cash used in investing activities		(33,012)	(24,331)

Financing activities:
Proceeds from revolving loan facility and other long-term debt		223,476	23,915
Repayment of 2017 Term Notes	8	(131,870)	—
Repayment of 2024 Term Notes	8	(13,492)	—
Interest paid on long-term debt		(9,411)	(5,482)
Settlement of securitization liability, including interest		(6,848)	—
Repayment of interest free government assistance		(321)	(214)
Proceeds from issuance of common shares issued under employee share purchase plan		1,428	1,160
Payment of dividends	9	(13,471)	(13,413)

Cash provided by financing activities		49,491	5,966

Decrease in cash and cash equivalents		(8,684)	(18,600)
Effect of foreign exchange on cash and cash equivalents		(236)	(4,935)
Cash and cash equivalents, beginning of period	13(b)	(5,106)	41,557

Cash and cash equivalents, end of period	13(b)	$(14,026)	$18,022

See accompanying notes to condensed interim financial statements

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except shares,

share-based compensation awards, and per share amounts)

Three Months ended March 31, 2017 and 2016

1.	General business description:

MacDonald, Dettwiler and Associates Ltd. (the “Company” or “MDA”), is a Canadian corporation with common shares listed on the Toronto Stock Exchange (“TSX”). The Company’s office is located at One Embarcadero Center, Suite 500, San Francisco, California 94111. MDA is a global communications and information company providing operational solutions to commercial and government organizations worldwide. MDA’s business is focused on markets and customers with strong repeat business potential. In addition, the Company conducts a significant amount of advanced technology development.

2.	Basis of preparation:

The unaudited condensed consolidated interim financial statements were prepared using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2016. These condensed consolidated interim financial statements have been prepared in compliance with IAS 34 - Interim Financial Reporting. Accordingly, certain disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been omitted or condensed. These condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2016, which are included in the Company’s 2016 annual report.

These condensed consolidated interim financial statements were approved for issuance by the Board of Directors on May 2, 2017.

3.	Change in accounting policy:

Amendments to IAS 7 - Statement of Cash Flows

On January 1, 2017, the Company adopted the amended version of IAS 7 - Statement of Cash Flows. The amendments require disclosures to evaluate changes in liabilities arising from financing activities, including both cash flow and non-cash changes. These amendments do not have a material impact on the condensed consolidated interim financial statements. The Company is not required to include the additional disclosures in its condensed consolidated interim financial statements and will disclose this information prospectively in its annual consolidated financial statements for the year ended December 31, 2017.

4.	New standards and interpretations not yet adopted:

IFRS 15 - Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 - Revenue from Contracts with Customers, which supersedes IAS 18 - Revenue, IAS 11 - Construction Contracts and other interpretive guidance associated with revenue recognition. IFRS 15 provides a single, principles-based five-step model to be applied to all contracts with customers to determine how and when an entity should recognize revenue. The standard also provides guidance on whether revenue should be recognized at a point in time or over time as well as requirements for more informative, relevant disclosures. IFRS 15 is effective for annual periods beginning on or after January 1, 2018 with earlier adoption permitted. The Company has established an implementation plan and intends to adopt IFRS 15 in its financial statements for the annual period beginning on January 1, 2018 and will retrospectively apply IFRS 15 to prior periods.

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except shares,

share-based compensation awards, and per share amounts)

Three Months ended March 31, 2017 and 2016

IFRS 9 - Financial Instruments

In July 2014, the IASB issued IFRS 9 - Financial Instruments, which replaces the earlier versions of IFRS 9 (2009, 2010, and 2013) and completes the IASB’s project to replace IAS 39 - Financial Instruments: Recognition and Measurement. IFRS 9 includes a logical model for classification and measurement of financial assets; a single, forward-looking ‘expected credit loss’ impairment model and a substantially-reformed approach to hedge accounting to better link the economics of risk management with its accounting treatment. IFRS 9 is effective for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Earlier adoption is permitted. The Company has commenced a preliminary assessment of the potential impact of IFRS 9 on its consolidated financial statements and does not intend to early adopt the standard.

5.	Revenue and segmented information:

The Company’s business is organized into market sectors based on its products and services and has two reportable operating segments: (i) Communications; and (ii) Surveillance and Intelligence.

Segmented information is prepared using the accounting policies described in note 3 of the Company’s consolidated financial statements for the year ended December 31, 2016, except for the application of hedge accounting on designated hedging relationships that use derivative financial instruments to hedge foreign currency risk in customer and supplier contracts. For segment reporting, hedge accounting is applied to all such hedging relationships even when not qualifying for hedge accounting under IFRS.

The Company measures the performance of each segment based on revenue and operating EBITDA. Operating EBITDA is a non-IFRS measure and is defined as earnings before interest, taxes, depreciation and amortization adjusted for items that management does not consider when evaluating segment performance including certain corporate expenses, foreign exchange gains and losses, adjustments relating to hedge accounting as described above, share based compensation expense or recovery, and other income or expense.

The following table summarizes the operating performance of the reporting segments:

Three months ended March 31, 2017	Communications	Surveillance and Intelligence	Inter-segment limitations	Total
Revenues:
External revenue	$331,952	$162,395	$—	$494,347
Internal revenue	848	978	(1,826)	—

	332,800	163,373	(1,826)	494,347

Segment earnings:
Operating EBITDA	50,538	38,629	—	89,167
Depreciation and amortization	12,023	2,540	—	14,563

	38,515	36,089	—	74,604

Capital expenditures:
Property, plant and equipment	9,261	1,720	—	10,981
Intangible assets	23,038	621	—	23,659

	32,299	2,341	—	34,640

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except shares,

share-based compensation awards, and per share amounts)

Three Months ended March 31, 2017 and 2016

Three months ended March 31, 2016	Communications	Surveillance and Intelligence	Inter-segment eliminations	Total
Revenues:
External revenue	$403,149	$159,246	$—	$562,395
Internal revenue	1,117	353	(1,470)	—

	404,266	159,599	(1,470)	562,395

Segment earnings:
Operating EBITDA	59,455	37,725	—	97,180
Depreciation and amortization	12,733	2,351	—	15,084

	46,722	35,374	—	82,096

Capital expenditures:
Property, plant and equipment	7,588	892	—	8,480
Intangible assets	14,897	1,323	—	16,220

	22,485	2,215	—	24,700

Reconciliation to earnings before income taxes:

	Three months ended March 31,
	2017	2016
Segment earnings	$74,604	$82,096
Corporate expenses	(5,275)	(4,231)
Amortization of acquisition related intangible assets	(10,585)	(10,975)
Foreign exchange differences	143	3,771
Share-based compensation expense (note 11)	(6,471)	(3,930)
Finance income	103	43
Finance expense	(14,082)	(12,934)
Other expense (note 7)	(24,986)	(4,771)

Earnings before income taxes	$13,451	$49,069

The Company’s primary sources of revenue are as follows:

	Three months ended March 31,
	2017	2016
Construction contracts	$423,250	$484,282
Services	71,097	78,113

	$494,347	$562,395

Revenue from construction contracts includes orbital income of $11,294,000 (2016 - $8,942,000).

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except shares,

share-based compensation awards, and per share amounts)

Three Months ended March 31, 2017 and 2016

The approximate revenue based on geographic location of customers is as follows:

	Three months ended March 31,
	2017	2016
Revenue:
United States	$170,001	$149,251
Canada	131,496	140,043
Asia	94,921	133,494
Europe	69,622	117,368
Australia	18,306	1,214
South America	8,240	20,299
Other	1,761	726

	$494,347	$562,395

Revenue from significant customers is as follows:

	Three months ended March 31,
	2017	2016
Commercial:
Customer 1	$58,235	$57,801
Customer 2	11,114	58,264
Government:
Canadian Federal Government and agencies	67,703	77,731
U.S. Federal Government and agencies	36,858	32,071

The Company’s non-current non-financial assets, property, plant and equipment, intangible assets and goodwill are geographically located as follows:

	March 31, 2017	December 31, 2016
United States	$1,698,215	$1,702,774
Canada	173,934	170,399
Europe	301	288

	$1,872,450	$1,873,461

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except shares,

share-based compensation awards, and per share amounts)

Three Months ended March 31, 2017 and 2016

6.	Expenses by nature:

The following table classifies the Company’s operating expenses by nature:

	Three months ended March 31,
	2017	2016
Employee salaries and benefits	$197,528	$187,860
Costs related to defined benefit plans	2,820	2,338
Costs related to defined contribution plans	5,424	4,872
Inventories used	37,858	56,963
Subcontractor costs relating to construction and service contracts	118,006	147,176
Materials, equipment, professional fees, travel and other	48,921	68,967

Direct costs, selling, general and administration	410,557	468,176
Depreciation and amortization	25,148	26,059
Foreign exchange gain	(245)	(2,501)
Share-based compensation expense (note 11)	6,471	3,930
Other expense (note 7)	24,986	4,771

	$466,917	$500,435

7.	Other expense:

The components of other expense are as follows:

	Three months ended March 31,
	2017	2016
Restructuring costs	$14,292	$—
Acquisition related expense (note 14)	10,694	—
Enterprise improvement costs	—	4,771

	$24,986	$4,771

In the first quarter of 2017, the Company incurred restructuring costs of $14,292,000 in connection with a restructuring program to reduce headcount and to implement efficiency initiatives aimed at reducing operating costs. The restructuring costs include severance for employee terminations of $7,797,000 and consulting fees of $6,495,000. A provision of $9,314,000 has been recognized on the balance sheet for these costs as at March 31, 2017.

In the first quarter of 2016, the Company recognized enterprise improvement costs of $4,771,000 for consulting fees in connection with its formal restructuring plan and comprehensive review of its satellite operations. A remaining provision of $657,000 (December 31, 2016 - $2,049,000) has been recognized on the balance sheet for these costs as at March 31, 2017.

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except shares,

share-based compensation awards, and per share amounts)

Three Months ended March 31, 2017 and 2016

8.	Long-term debt:

	March 31, 2017	December 31, 2016
Syndicated credit facility:
Revolving loan payable in U.S. dollars (March 31, 2017 - U.S.$373,000; December 31, 2016 - U.S.$241,500)	$496,911	$324,262
Revolving loan payable in Canadian dollars	76,000	25,000
Senior term notes payable:
2024 Term Notes payable in U.S. dollars (March 31, 2017 - U.S.$226,103; December 31, 2016 - U.S.$236,287)	301,213	317,263
2017 Term Notes payable in U.S. dollars (March 31, 2017 - nil; December 31, 2016 - U.S.$100,000)	—	134,270
Financing fees	(535)	(570)
Obligations under finance leases	6,008	6,382

Total long-term debt	879,597	806,607
Current portion	(2,408)	(136,811)

Non-current portion	$877,189	$669,796

On February 22, 2017, the Company repaid in full at maturity $131,870,000 (U.S.$100,000,000) to settle the 2017 Term Notes payable.

On February 28, 2017, the Company repaid $13,492,000 (U.S.$10,184,000) of principal of its 2024 Term Notes in connection with a drawdown under its revolving securitization facility agreement in the fourth quarter of 2016.

9.	Shareholders’ equity:

Share capital:

Authorized:

Unlimited number of common shares with no par value

Unlimited number of preferred shares, issuable in series, convertible to common shares

Common shares issued and fully paid:

	Number of shares	Amount
Balance as at December 31, 2016	36,378,278	$524,851
Common shares issued under employee share purchase plan	24,272	1,680
Common shares issued upon exercise of share-based compensation awards	5,609	819

Balance as at March 31, 2017	36,408,159	$527,350

For the three months ended March 31, 2017, the Company declared and paid a quarterly dividend of $0.37 per common share (2016 - quarterly dividend of $0.37).

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except shares,

share-based compensation awards, and per share amounts)

Three Months ended March 31, 2017 and 2016

10.	Earnings per common share:

Basic earnings per common share is computed by dividing net earnings by the sum of the weighted average number of common shares outstanding during the period plus outstanding deferred share units awards.

The following table outlines the calculation of basic earnings per common share:

	Three months ended March 31,
	2017	2016
Net earnings	$5,885	$40,666
Weighted average number of common share outstanding	36,398,442	36,245,659
Deferred share units outstanding	61,558	79,885

Weighted average number of common shares outstanding - basic	36,460,000	36,325,544
Earnings per common share - basic	$0.16	$1.12

Diluted earnings per common share is computed by adjusting the basic earnings per common share calculation, as described above, for the effects of all potentially dilutive share appreciation rights.

The following table outlines the calculation of diluted earnings per common share:

	Three months ended March 31,
	2017	2016
Net earnings - basic	$5,885	$40,666
Effect of potentially dilutive share appreciation rights	(265)	(340)

Net earnings - dilutive	$5,620	$40,326

Weighted average number of common share outstanding - basic	36,460,000	36,325,544
Effect of potentially dilutive share appreciation rights	20,425	212,305

Weighted average number of common shares outstanding - diluted	36,480,425	36,537,849

Earnings per common share - diluted	$0.15	$1.10

For the three months ended March 31, 2017, 4,454,000 share appreciation rights (2016 - 2,018,000) were excluded from the diluted weighted average number of ordinary shares outstanding calculation because their effect would have been anti-dilutive.

The average market value of the Company’s common shares for the purpose of calculating the dilutive effect of share-based compensation awards was based on quoted market prices for the period during the year in which the share-based compensation awards were outstanding.

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except shares,

share-based compensation awards, and per share amounts)

Three Months ended March 31, 2017 and 2016

11.	Share-based payment plans:

Total share-based compensation expense from all forms of share-based payment awards for the three months ended March 31, 2017 was $6,471,000 (2016 - $3,930,000). The details are as follows:

	Three months ended March 31,
	2017	2016
Share appreciation rights:
Cash-settled	$3,481	$874
Equity-settled	2,391	2,683
Deferred share units	291	127
Share matching program	56	41
Employee share purchase plan	252	205

	$6,471	$3,930

As at March 31, 2017, the intrinsic value for vested cash-settleable share-based payment awards, being the positive difference between the market price of the Company’s share and the exercise price of the award, was $2,945,000 (December 31, 2016 - $3,115,000).

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except shares,

share-based compensation awards, and per share amounts)

Three Months ended March 31, 2017 and 2016

12.	Financial instruments and fair value disclosures:

(a)	Financial instruments by category:

The classification of financial instruments and their carrying amounts are as follows:

As at March 31, 2017:

	Financial assets at fair value through earnings	Derivative instruments in a qualifying hedging relationship	Loans and receivables	Available-for- sale financial assets	Other	Total carrying amount
Financial assets:
Current:
Cash and cash equivalents	$—	$—	$1,852	$—	$—	$1,852
Trade and other receivables:
Trade accounts receivable	—	—	157,450	—	—	157,450
Orbital receivables	—	—	39,372	—	—	39,372
Other receivables	—	—	6,869	—	29,284	36,153

	—	—	203,691	—	29,284	232,975
Financial assets, other:
Short-term investments	—	—	—	7,844	—	7,844
Notes receivable	—	—	51,285	—	—	51,285
Derivative financial instruments	6,295	6,390	—	—	—	12,685
Restricted cash	—	—	10,905	—	—	10,905

	6,295	6,390	62,190	7,844	—	82,719
Non-current:
Orbital receivables	—	—	562,283	—	—	562,283
Financial assets, other:
Notes receivable	—	—	21,326	—	—	21,326
Derivative financial instruments	4,484	1,700	—	—	—	6,184
Long-term investments	—	—	—	32,713	—	32,713
Restricted cash	—	—	21,960	—	—	21,960

	4,484	1,700	43,286	32,713	—	82,183

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except shares,

share-based compensation awards, and per share amounts)

Three Months ended March 31, 2017 and 2016

As at March 31, 2017, long term investments is comprised of an investment of $32,713,000 (December 31, 2016 - $32,713,000) in unquoted equity securities in which the Company does not have significant influence. The fair value of these unquoted equity securities cannot be reliably determined due to the lack of an active market and are carried at cost.

	Financial liabilities at fair value through earnings	Derivative instruments in a qualifying hedging relationship	Other financial liabilities	Total carrying amount
Financial liabilities:
Current:
Bank overdraft	$—	$—	$15,878	$15,878
Trade and other payables	—	—	267,078	267,078
Financial liabilities, other:
Non-trade payables	—	—	1,925	1,925
Derivative financial instruments	6,400	4,345	—	10,745

	6,400	4,345	1,925	12,670
Securitization liability	—	—	20,322	20,322
Long-term debt:
Obligations under finance leases	—	—	2,408	2,408
Non-current:
Financial liabilities, other:
Non-trade payables	—	—	16,558	16,558
Derivative financial instruments	628	1,265	—	1,893
	628	1,265	16,558	18,451
Securitization liability	—	—	136,550	136,550
Long-term debt:
Obligations under finance leases	—	—	3,600	3,600
Long-term debt	—	—	873,589	873,589

	—	—	877,189	877,189

During the quarter, the Company de-designated the portion of the 2017 Term Notes and the foreign exchange forward sell contracts previously designated as a hedge of its net investment in certain U.S. subsidiaries. As at March 31, 2017, the Company had no remaining net investment hedges. As at December 31, 2016, the Company had designated 50% of its $134,270,000 (U.S.$100,000,000) 2017 Term Notes and $28,197,000 (U.S. $21,000,000) of foreign exchange forward sell contracts as a hedge of its investment in certain U.S. subsidiaries.

Financial instruments carried at amortized cost:

As at March 31, 2017 and December 31 2016, the fair values of all financial instruments carried at amortized cost, other than long-term debt and orbital receivables, approximated their carrying value.

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except shares,

share-based compensation awards, and per share amounts)

Three Months ended March 31, 2017 and 2016

The fair value of long-term debt is estimated based on a discounted cash flow approach, categorized as Level 2 as outlined in the descriptions below. The estimated fair value of long-term debt, excluding obligations under finance leases, at March 31, 2017, was $880,311,000 (December 31, 2016 - $803,923,000) as compared to the carrying value of $873,589,000 (December 31, 2016 - $800,225,000). As at December 31, 2016, long-term debt included a portion designated as a net investment hedge which had a fair value of $67,363,000 and a carrying value of $67,135,000. The net investment hedge was de-designated in full on February 22, 2017. As at March 31, 2017 no portion of the debt was designated as a hedge. The fair value of obligations under finance leases approximates their carrying value.

As at March 31, 2017 and December 31, 2016, the carrying amount of financial assets pledged as collateral amounted to $2,027,414,000 and $2,118,986,000, respectively.

Financial instruments carried at fair value:

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

March 31, 2017	Level 1	Level 2	Level 3	Total
Assets
Short-term investments	$7,844	$—	$—	$7,844
Derivative financial instruments	—	18,869	—	18,869

Total assets	$7,844	$18,869	$—	$26,713

Liabilities
Derivative financial instruments	$—	$12,638	$—	$12,638

During the quarter, no transfers occurred between Level 1 and Level 2 financial instruments.

The fair values of the short-term investments are based on their quoted prices. The Company determines fair value of its derivative financial instruments based on internal valuation models, such as discounted cash flow analysis, using management estimates and observable market-based inputs, as applicable. Management estimates include assumptions concerning the amount and timing of estimated future cash flows and application of appropriate discount rates. Observable market-based inputs are sourced from third parties and include interest rates and yield curves, currency spot and forward rates, and credit spreads, as applicable.

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except shares,

share-based compensation awards, and per share amounts)

Three Months ended March 31, 2017 and 2016

13.	Supplemental cash flow information:

(a)	Changes in operating assets and liabilities:

	Three months ended March 31,
	2017	2016
Trade and other receivables	$75,383	$5,699
Construction contract assets	(30,398)	15,907
Financial assets, other	(2,736)	(16,393)
Inventories	(4,352)	12,797
Current tax assets	(4,753)	(3,443)
Non-financial assets	3,850	(17,577)
Orbital receivables	(4,804)	(7,998)
Trade and other payables	20,603	1,218
Financial liabilities, other	(4,026)	(5,652)
Provisions	5,579	(1,201)
Construction contract liabilities	(112,224)	(69,268)
Employee benefits	(20,997)	(3,149)
Non-financial liabilities	2,161	(1,683)

	$(76,714)	$(90,743)

(b)	Cash and cash equivalents on the consolidated statements of cash flows are comprised of the following:

	March 31, 2017	December 31, 2016	March 31, 2016
Cash and cash equivalents	$1,852	$18,991	$18,022
Bank overdraft	(15,878)	(24,097)	—

	$(14,026)	$(5,106)	$18,022

14.	Pending acquisition:

On February 24, 2017, the Company and certain of its subsidiaries entered into a definitive merger agreement with DigitalGlobe, Inc. (“DigitalGlobe”), pursuant to which the Company will acquire 100% of the outstanding shares of DigitalGlobe (the “Merger”) for U.S.$35.00 per share in a combination of cash and stock (based on the closing price of MDA common shares of C$73.40 on the TSX on February 16, 2017, the last full trading day prior to media reports that DigitalGlobe and MDA were in merger discussions). The transaction values DigitalGlobe at an equity value of approximately $3.1 billion (U.S.$2.3 billion), and an enterprise value of $4.7 billion (U.S.$3.5 billion), including assumption of DigitalGlobe’s $1.6 billion (U.S.$1.2 billion) in net debt. Headquartered in Denver, Colorado, DigitalGlobe is a global leading provider of high-resolution Earth imagery, data and analysis. Under the terms of the agreement, each DigitalGlobe common share will be exchanged for U.S.$17.50 in cash and 0.3132 common shares of the Company. In connection with the Merger, the Company has obtained a commitment for a U.S.$3.75 billion credit facility from RBC Capital Markets and BofA Merrill Lynch.

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except shares,

share-based compensation awards, and per share amounts)

Three Months ended March 31, 2017 and 2016

The Merger has been unanimously approved by the boards of directors of both companies and is expected to close in the second half of 2017. The Merger is subject to customary closing conditions, including required regulatory approvals, as well as, approval by both the Company’s and DigitalGlobe’s shareholders.

During the first quarter of 2017, the Company incurred expenses of $10,694,000 for legal, tax, consulting and other acquisition related costs in connection with the Merger that were not contingent upon closing the transaction. Further acquisition related expenses are expected to be incurred subsequent to March 31, 2017 and up until the expected closing date.

15.	Subsequent event:

On May 2, 2017, the Company declared a quarterly dividend of $0.37 per common share payable on June 30, 2017 to shareholders of record at the close of business on June 15, 2017.

Annex A

AGREEMENT AND PLAN OF MERGER

by and among

MACDONALD, DETTWILER AND ASSOCIATES LTD.

SSL MDA HOLDINGS, INC.

MERLIN MERGER SUB, INC.

and

DIGITALGLOBE, INC.

dated as of

February 24, 2017

A-i

(continued)

A-ii

(continued)

A-iii

TABLE OF DEFINED TERMS

Advisers Act	A-28
affiliates	A-73
Agreement	A-1
Antitrust Division	A-54
Barclays	A-28
beneficial ownership	A-73
BIS	A-21
Book-Entry Shares	A-3
Business Day	A-73
Canadian Pension Plan	A-35
Canadian Securities Laws	A-73
Canadian Securities Regulatory Authorities	A-73
Cap	A-68
Cash Consideration	A-2
Certificate	A-3
Certificate of Merger	A-1
CFIUS	A-73
CFIUS Approval	A-73
Closing	A-1
Closing Date	A-1
Code	A-73
Commitment Letter	A-41
Communications Act	A-12
Company	A-1
Company Acceptable Confidentiality Agreement	A-73
Company Acquisition Proposal	A-74
Company Adverse Recommendation Change	A-74
Company Assets	A-26
Company Balance Sheet	A-13
Company Benefit Plans	A-14
Company Board	A-11
Company Board Recommendation	A-56
Company By-laws	A-9
Company Charter	A-9
Company Common Stock	A-2
Company Convertible Preferred Stock	A-3
Company Designees	A-2
Company Disclosure Letter	A-9
Company Environmental Claim	A-74
Company Environmental Permits	A-25
Company Equity Awards	A-74
Company Equity Plans	A-4
Company Existing Credit Facility	A-74
Company Existing Credit Facility Documents	A-74
Company FCC Authorizations	A-18
Company Government Bid	A-74
Company Government Contract	A-19
Company Intervening Event	A-74
Company Intervening Event Notice	A-50
Company Intervening Event Notice Period	A-50

A-iv

Company Leased Real Property	A-75
Company Leases	A-75
Company Material Adverse Effect	A-75
Company Material Contract	A-24
Company NOAA Authorizations	A-22
Company Option	A-4
Company Owned Real Property	A-75
Company Performance-Based RSUs	A-75
Company Permits	A-17
Company Real Property	A-75
Company Related Paries	A-84
Company RSUs	A-75
Company Satellites	A-26
Company SEC Documents	A-12
Company Stockholder Approval	A-11
Company Stockholder Meeting	A-11
Company Subsidiaries	A-9
Company Summary Plan Description	A-14
Company Superior Proposal	A-75
Company Superior Proposal Notice	A-49
Company Superior Proposal Notice Period	A-49
Company Unvested Time-Based RSUs	A-75
Company Vested Time-Based RSUs	A-75
Company Voting Debt	A-10
Competition Laws	A-75
Confidentiality Agreement	A-53
Consent	A-11
Consolidated Group	A-75
Continuing Company Employees	A-60
Contract	A-76
Converted RSU	A-5
Converted RSU Cash Consideration	A-5
Converted RSU Parent Stock Consideration	A-5
Copyrights	A-77
CRTC	A-76
Current D&O Insurance	A-58
DDTC	A-21
Debt Providers	A-41
DGCL	A-1
Dissenting Share	A-5
DSS	A-20
DSS Approval	A-76
Effective Time	A-1
End Date	A-66
Environmental Laws	A-76
ERISA	A-14
ERISA Affiliate	A-14
Exchange Act	A-12
Exchange Agent	A-6
Exchange Fund	A-6
Expenses	A-76
Extraordinary Condition	A-55

A-v

FAR	A-19
FCPA	A-76
Filed Company Contract	A-23
Filed Company SEC Documents	A-8
Filed Parent Contract	A-38
Filed Parent Reports	A-29
Financing	A-59
Financing Sources	A-84
FOCI	A-54
Foreign Affairs Canada	A-76
Form F-4	A-12
FTC	A-54
GAC	A-38
Governmental Entity	A-11
Hazardous Material	A-76
HSR Act	A-12
ICA Approval	A-76
IFRS	A-77
Indebtedness	A-77
Indemnified Parties	A-58
Intellectual Property	A-77
International Trade Authorizations	A-21
International Trade Laws	A-21
Investment Company Act	A-28
IRS	A-14
ISED	A-77
Knowledge	A-77
Law	A-11
Liens	A-77
Litigation	A-77
made available	A-73
Material Adverse Effect	A-65
Maximum Premium	A-58
Merger	A-1
Merger Consideration	A-2
Merger Sub	A-1
Merlin Holdco	A-1
Merlin Holdco Compensatory Shares	A-3
Minister	A-78
Nasdaq	A-78
NGA	A-78
NGA Contract	A-78
NOAA	A-79
NYSE	A-79
OFAC	A-21
Option Consideration	A-79
Parent	A-1
Parent Acceptable Confidentiality Agreement	A-79
Parent Acquisition Proposal	A-79
Parent Adverse Recommendation Change	A-79
Parent Articles	A-30
Parent Assets	A-40

A-vi

Parent Balance Sheet	A-34
Parent Board	A-31
Parent Board Committees	A-2
Parent Board Recommendation	A-42
Parent Capital Stock	A-30
Parent Circular	A-35
Parent Closing Stock Value	A-79
Parent Common Shares	A-30
Parent Disclosure Letter	A-30
Parent Environmental Claim	A-79
Parent Environmental Permits	A-40
Parent Existing Credit Facility	A-80
Parent Intervening Event	A-80
Parent Intervening Event Notice	A-52
Parent Intervening Event Notice Period	A-52
Parent Leased Real Property	A-80
Parent Leases	A-80
Parent Material Adverse Effect	A-80
Parent Material Contract	A-38
Parent Notice of Articles	A-30
Parent Owned Real Property	A-80
Parent Permits	A-36
Parent Preferred Shares	A-30
Parent Real Property	A-80
Parent Reports	A-33
Parent Rights Plan	A-80
Parent Satellites	A-41
Parent Share Consideration Value	A-80
Parent Share Plans	A-80
Parent Shareholder Approval	A-31
Parent Shareholders’ Meeting	A-57
Parent Subsidiaries	A-30
Parent Superior Proposal	A-80
Parent Superior Proposal Notice	A-52
Parent Superior Proposal Notice Period	A-52
Parent Voting Debt	A-31
Parties	A-1
Party	A-1
Patents	A-77
Permitted Liens	A-80
Person	A-81
PJT Partners	A-28
Post-Closing Plans	A-61
Pre-Closing Director	A-62
Proxy Statement	A-14
Regulatory Approvals	A-81
Release	A-81
Representatives	A-16
Required Information	A-81
Restricted Commitment Letter Amendments	A-60
Restricted Person	A-81
SEC	A-11

A-vii

Secretary of State	A-1
Section 721	A-81
Securities Act	A-11
Security Control Agreement	A-81
SEDAR	A-81
Software	A-77
SOX	A-12
Specified CLINs	A-82
Stock Consideration	A-2
Subsidiary	A-82
Surviving Corporation	A-1
Tax	A-82
Tax Return	A-82
Termination Fee	A-68
Termination Fees	A-
Total Cash Consideration	A-82
Total Cash Exercise Price	A-82
Total Stock Consideration	A-82
Total Stock Exercise Price	A-82
Trade Secrets	A-77
Trademarks	A-77
TSX	A-82
U.S. GAAP	A-82
willful and material breach	A-68

A-viii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of February 24, 2017, by and among DigitalGlobe, Inc., a Delaware corporation (the “Company”), MacDonald, Dettwiler and Associates Ltd., a corporation organized under the laws of British Columbia (“Parent”), SSL MDA Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merlin Holdco”) and Merlin Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Merlin Holdco (“Merger Sub”) (each of which entity is a “Party”, and collectively such entities are the “Parties”).

WHEREAS, the respective boards of directors of the Company, Parent, Merlin Holdco and Merger Sub have approved and declared advisable this Agreement and the merger of Merger Sub with and into the Company, with the Company continuing as the surviving corporation in such merger as an indirect wholly owned subsidiary of Parent (the “Merger”), on the terms and subject to the conditions provided for in this Agreement; and

WHEREAS, Parent, Merlin Holdco, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements herein contained, the Parties agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. Upon the terms and subject to conditions of this Agreement and in accordance with the provisions of the General Corporation Law of the State of Delaware (the “DGCL”), at the Effective Time, Merger Sub shall be merged with and into the Company to effectuate the Merger. Upon the Merger, the separate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”). The Merger shall have the effects as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, upon the Merger, all the rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation and all the obligations, duties, debts and liabilities of the Company and Merger Sub shall be the obligations, duties, debts and liabilities of the Surviving Corporation.

Section 1.2 Effective Time. Subject to the provisions of this Agreement, as promptly as practicable on the Closing Date, Merger Sub and the Company will cause an appropriate Certificate of Merger (the “Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware (the “Secretary of State”) in such form and executed as provided in the DGCL. The Merger shall become effective on the date and at the time when the Certificate of Merger has been duly filed with the Secretary of State or, subject to the DGCL, such later time as is agreed upon by the Parties and specified in the Certificate of Merger, and such time is hereinafter referred to as the “Effective Time.”

Section 1.3 Closing. Unless this Agreement shall have been terminated and the transactions contemplated herein abandoned pursuant to Section 7.1 and subject to the satisfaction or waiver of the conditions set forth in Article VI, the closing of the Merger (the “Closing”) will take place at 9:00 a.m., Eastern Time, on a date to be specified by the Parties, which shall be no later than the fifth Business Day after satisfaction or waiver (by the Party entitled to waive the condition) of all of the conditions set forth in Article VI hereof (except for those conditions that by their nature cannot be satisfied until the Closing, but subject to the satisfaction or waiver of such conditions) (the “Closing Date”), at the offices of Vinson & Elkins LLP, 1001 Fannin Street, Suite 2500, Houston, Texas 77002, unless another time, date and/or place is agreed to in writing by the Parties hereto.

Section 1.4 Certificate of Incorporation; Bylaws. At the Effective Time, (a) the Amended and Restated Certificate of Incorporation of the Company shall be amended and restated to read in its entirety as set forth in Exhibit A and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation, until thereafter duly amended as provided therein and by applicable Law, and (b) the bylaws of the Company as in effect immediately prior to the Effective Time shall be amended and restated to read in their entirety as set forth in Exhibit B and, as so amended and restated, shall be the bylaws of the Surviving Corporation, until thereafter duly amended as provided therein and by applicable Law.

Section 1.5 Directors and Officers of the Surviving Corporation; Directors of Parent and Merlin Holdco.

(a) The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s Certificate of Incorporation and Bylaws.

(b) The officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

(c) At the Effective Time, the Parent Board shall appoint three (3) individuals as mutually agreed upon in good faith by the Company and Parent (each of whom must have been serving as a director of the Company Board as of the date hereof) and reasonably approved by the Nominating and Governance Committee of the Parent Board to serve, effective as of the Effective Time, on the Parent Board (the “Company Designees”). Parent shall take all actions necessary so that at the Effective Time, the number of directors that will comprise the full Parent Board will be not more than twelve (12), including the three Company Designees.

(d) Effective as of the Effective Time, (i) the Parent Board shall have three committees, consisting of an Audit Committee, a Human Resources and Management Compensation Committee, and a Governance and Nominating Committee (collectively, the “Parent Board Committees”) and (ii) each Parent Board Committee shall include at least one of the Company Designees.

(e) At the Effective Time, Parent shall cause Merlin Holdco to appoint two (2) individuals who are Company Designees as mutually agreed upon in good faith by the Company and Parent and reasonably approved by the Nominating and Governance Committee of the Parent Board to serve, effective as of the Effective Time, on the Board of Directors of Merlin Holdco, provided, however, that such Company Designees must qualify as an Outside Director (as defined in the Security Control Agreement) and satisfy the director requirements set forth in Section 3.01 of the Security Control Agreement. Parent and Merlin Holdco shall take all actions necessary so that at the Effective Time, the number of directors that will comprise the full Board of Directors of Merlin Holdco will be not more than seven (7), including the two (2) Company Designees.

Section 1.6 Conversion of Capital Stock.

(a) At the Effective Time, subject to the other provisions of this Article I and Section 2.1, each share of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”) issued and outstanding immediately prior to the Effective Time (other than shares of Company Common Stock held directly or indirectly by Parent or the Company or any of their respective Subsidiaries and except for any Dissenting Shares) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive (i) cash in an amount equal to $17.50 (the “Cash Consideration”) and (ii) 0.3132 of a validly issued, fully paid and non-assessable Parent Common Share (the “Stock Consideration” and, together with the Cash Consideration, the “Merger Consideration”).

(b) At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Company Convertible Preferred Stock, each share of Series A convertible preferred stock, par value $0.001 per share, of the Company (“Company Convertible Preferred Stock”) issued and outstanding immediately prior to the Effective Time (other than shares of Company Convertible Preferred Stock held directly or indirectly by Parent or the Company or any of their respective Subsidiaries and except for any Dissenting Shares) shall be converted into the right to receive the Merger Consideration that the holder thereof would have been entitled to receive had such holder, immediately prior to the Effective Time, converted such share of Company Convertible Preferred Stock into Company Common Stock pursuant to and in accordance with Section 3 of the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of the Company.

(c) All of the shares of Company Common Stock and Company Convertible Preferred Stock converted into the applicable Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of (i) a certificate (each a “Certificate”) previously representing any such shares of Company Common Stock or Company Convertible Preferred Stock or (ii) non-certificated shares of Company Common Stock or Company Convertible Preferred Stock represented by book-entry (“Book-Entry Shares”) shall thereafter cease to have any rights with respect to such securities, except the right to receive (A) the applicable Merger Consideration, (B) any dividends and other distributions in accordance with Section 2.1(c) hereof, and (C) any cash to be paid in lieu of any fractional Parent Common Shares in accordance with Section 2.1(e) hereof.

(d) If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of Parent or the Company shall occur by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon with a record date during such period, appropriate adjustments shall be made to the Cash Consideration and the Stock Consideration. Nothing in this Section 1.6(d) shall be construed to permit either Party to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

(e) At the Effective Time, all shares of Company Capital Stock that are owned directly or indirectly (i) by the Company or any Company Subsidiary shall be cancelled and shall cease to exist and no stock of Parent, cash or other consideration shall be delivered in exchange therefor and (ii) by Parent or any of the Parent Subsidiaries shall be converted into and become one fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(f) Prior to the Closing, Merlin Holdco will transfer to Merger Sub an amount equal to the aggregate Cash Consideration required to be paid pursuant to Section 1.6(a) and Section 1.6(b) in consideration for the issuance by Merger Sub to Merlin Holdco of 1,000 shares of the common stock, par value $0.01 per share, of Merger Sub.

(g) At the Effective Time, each share of common stock, par value $0.01 per share, of Merger Sub that is issued and outstanding immediately prior to the Effective Time shall be converted into and become one share of preferred stock, par value $0.01 per share, of the Surviving Corporation having an aggregate redemption amount and fair market value equal to the aggregate fair market value of the converted Merger Sub common stock immediately prior to the Effective Time (such fair market values to be determined by the board of directors of Merlin Holdco in its discretion).

(h) At the Effective Time, (i) in consideration for, and in order to cause and compensate Parent for, the issuance and delivery by Parent of the aggregate Stock Consideration required to be issued and delivered pursuant to Section 1.6(a) and Section 1.6(b), Merlin Holdco will issue to Parent 100,000 shares of the common stock, par value $0.01 per share, of Merlin Holdco (the “Merlin Holdco Compensatory Shares”), and (ii) in consideration for, and in order to cause and compensate Merlin Holdco for, the issuance by Merlin Holdco to Parent of the Merlin Holdco Compensatory Shares, the Surviving Corporation shall issue to Merlin Holdco 100,000 shares of the common stock, par value $0.01 per share, of the Surviving Corporation.

Section 1.7 Treatment of Company Equity Awards.

(a) Stock Options. At the Effective Time, each option granted by the Company to purchase shares of Company Common Stock (each a “Company Option”) pursuant to any stock option plan, program or arrangement of the Company, including, without limitation, the Company’s 2007 Employee Stock Option Plan, the Earthwatch Incorporated 1999 Equity Incentive Plan, the GeoEye, Inc. 2010 Omnibus Incentive Plan, the 2006 Omnibus Stock and Performance Plan of Orbimage Holdings Inc., and award agreements granted under either such plan (collectively, the “Company Equity Plans”), which is outstanding and unexercised immediately prior to the Effective Time, whether vested or unvested, shall be cancelled in exchange for the right to receive Option Consideration (subject to applicable Tax withholding or other amounts required by applicable Law to be withheld). For the avoidance of doubt, if the Option Consideration for any Company Option is zero or a negative number, such Company Option will be cancelled at the Effective Time without any payment therefor. For purposes of withholding Taxes and other amounts required by applicable Law to be withheld with respect to payments of the Option Consideration, applicable withholding on the Total Cash Consideration portion of such payment shall be taken from such portion of the Option Consideration, and applicable withholding on the Total Stock Consideration portion of such payment shall reduce the number of Parent Common Shares otherwise deliverable in payment of such portion of the Option Consideration (with a Parent Common Share valued at the Parent Closing Stock Value for purposes of determining the number of Parent Common Shares to so withhold). Any fraction of a Parent Common Share payable with respect to a cancelled Company Option pursuant to this Section 1.7(a) shall be treated consistently with Section 2.1(e). Parent shall pay (or shall cause the Surviving Corporation to pay) on the Closing Date the Option Consideration for those Company Options that are cancelled pursuant to this Section 1.7(a).

(b) Company Performance-Based RSUs and Company Vested Time-Based RSUs. At the Effective Time, each Company Performance-Based RSU (whether vested or unvested) outstanding immediately before the Effective Time, and each Company Vested Time-Based RSU that is outstanding immediately before the Effective Time, shall be cancelled in exchange for the right to receive (subject to applicable Tax withholding or other amounts required by applicable Law to be withheld) (i) an amount in cash equal to the product of (A) the Cash Consideration multiplied by (B) the total number of shares of Company Common Stock subject to such Company RSU, and (ii) a number of Parent Common Shares equal to the product of (A) the Stock Consideration multiplied by (B) the total number of shares of Company Common Stock subject to such Company RSU. For purposes of withholding Taxes and other amounts required by applicable Law to be withheld with respect to the payments provided for in this Section 1.7(b), applicable withholding on the Cash Consideration portion of such payment shall be taken from such portion of the payment, and applicable withholding on the Stock Consideration portion of such payment shall reduce the number of Parent Common Shares otherwise deliverable in payment of such cancelled Company RSU with a Parent Common Share valued at the Parent Closing Stock Value for purposes of determining the number of Parent Common Shares to so withhold. Any fraction of a Parent Common Share payable with respect to a cancelled Company RSU pursuant to this Section 1.7(b) shall be treated consistently with Section 2.1(e). Parent shall pay (or shall cause the Surviving Corporation to pay) on the Closing Date the payments described in this Section 1.7(b). In the case of a Company Performance-Based RSU subject, immediately prior to the Effective Time, to unsatisfied performance conditions for a performance period that includes the date on which the Effective Time occurs, for purposes of calculating the payments provided for by this Section 1.7(b) the number of shares of Company Common Stock subject to such Company RSU shall be determined as though such performance conditions were satisfied at the following level: (i) except as provided in clause (ii), at the applicable “target” level; and (ii) as to any such performance condition based on a relative total stockholder return measure, as though the applicable performance period ended with the trading day immediately preceding the date on which the Effective Time shall occur and using the Company Closing Stock Value as the value of the Company Common Stock at the end of such performance period for purposes of such performance determination.

(c) Company Unvested Time-Based RSUs. At the Effective Time, each Company Unvested Time-Based RSU that is outstanding immediately before the Effective Time shall automatically and without any required action on the part of any holder or beneficiary thereof, be assumed by Parent (each, a “Converted RSU”). Each Converted RSU shall continue to have and be subject to substantially the same terms and conditions as were applicable to such Company RSU immediately before the Effective Time (including vesting conditions and dividend equivalent rights), except that: (i) the Converted RSU shall represent the right to receive (subject to applicable Tax withholding or other amounts required by applicable Law to be withheld) (A) an amount in cash equal to the product of (x) the Cash Consideration multiplied by (y) the total number of shares of Company Common Stock subject to such Company RSU (the “Converted RSU Cash Consideration”), and (B) a number of Parent Common Shares equal to the product of (x) the Stock Consideration multiplied by (y) the total number of shares of Company Common Stock subject to such Company RSU (“Converted RSU Parent Stock Consideration”); and (ii) each Converted RSU shall be deemed fully vested upon the Effective Time as to the Converted RSU Cash Consideration. Parent shall pay (or shall cause the Surviving Corporation to pay) on the Closing Date the Converted RSU Cash Consideration with respect to the Converted RSUs.

(d) Before the Effective Time, the Company shall deliver to the holders of the Company Options and Company RSUs a notice, in a form reasonably acceptable to Parent, describing the treatment of such awards in accordance with this Section 1.7.

(e) Before the Effective Time, the Company shall adopt resolutions providing for the treatment of the Company Options and Company RSUs as provided in this Section 1.7. At the Effective Time, Parent shall assume the Company Equity Plans, provided that all references to “Company” in the applicable Company Equity Plan and the documents governing the Converted RSUs after the Effective Time will be deemed references to Parent, and the number of Parent Common Shares available for Converted RSU awards under the Company Equity Plans shall be determined by adjusting the number of shares of Company Common Stock available for such awards under the Company Equity Plans immediately before the Effective Time in accordance with Sections 1.7(c).

(f) Parent will reserve for issuance the number of Parent Common Shares that will be deliverable pursuant to this Section 1.7.

Section 1.8 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, with respect to each share of Company Common Stock or Company Convertible Preferred Stock as to which the holder thereof shall have properly complied with the provisions of Section 262 of the DGCL as to appraisal rights (each, a “Dissenting Share”), if any, such holder shall be entitled to payment of the appraisal value of the Dissenting Shares to the extent permitted by and in accordance with the provisions of Section 262 of the DGCL. At the Effective Time, all Dissenting Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Dissenting Shares shall cease to have any rights with respect thereto, except the right to receive the fair value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL. Notwithstanding the foregoing, (i) if any holder of Dissenting Shares, under the circumstances permitted by and in accordance with the DGCL, affirmatively withdraws his demand for appraisal of such Dissenting Shares, (ii) if any holder of Dissenting Shares fails to establish his entitlement to appraisal rights as provided in the DGCL or (iii) if any holder of Dissenting Shares takes or fails to take any action the consequence of which is that such holder is not entitled to payment for his shares under the DGCL, such holder or holders (as the case may be) shall forfeit the right to appraisal of such shares of Company Common Stock or Company Convertible Preferred Stock, as the case may be, and such shares of Company Common Stock or Company Convertible Preferred Stock, as the case may be, shall thereupon cease to constitute Dissenting Shares and if such forfeiture shall occur following the Effective Time, each such share of Company Common Stock or Company Convertible Preferred Stock, as the case may be, shall thereafter be deemed to have been converted into and to have become, as of the Effective Time, the right to receive, without interest thereon, the applicable Merger Consideration. The Company shall give Parent prompt notice of any demands received by the Company for appraisal of shares of Company Common Stock or Company Convertible Preferred Stock, and Parent shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. The Company shall not settle, make any payments with respect to, or offer to settle, any claim with respect to Dissenting Shares without the prior written consent of Parent.

ARTICLE II

EXCHANGE OF CERTIFICATES

Section 2.1 Exchange of Certificates.

(a) Exchange Agent. Prior to the Effective Time, Parent and Merger Sub, as applicable, shall deposit, or shall cause to be deposited with a bank or trust company designated by Parent and reasonably satisfactory to the Company (the “Exchange Agent”), for the benefit of the holders of shares of Company Common Stock and Company Convertible Preferred Stock, for exchange in accordance with this Article II, through the Exchange Agent, sufficient cash and such aggregate number of Parent Common Shares to make pursuant to this Article II all deliveries of cash and Parent Common Shares as required by Article I and Article II. Parent agrees to make available to the Exchange Agent, from time to time as needed, cash sufficient to pay any dividends and other distributions pursuant to Section 2.1(c) and to make payments in lieu of fractional shares pursuant to Section 2.1(e). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be paid for shares of Company Common Stock and Company Convertible Preferred Stock pursuant to this Agreement out of the Exchange Fund. Except as contemplated by Sections 2.1(c) and 2.1(e) hereof, the Exchange Fund shall not be used for any other purpose. Any cash and Parent Common Shares deposited with the Exchange Agent (including as payment for fractional shares in accordance with Section 2.1(e)) shall hereinafter be referred to as the “Exchange Fund”.

(b) Exchange Procedures. Promptly after the Effective Time, Parent shall instruct the Exchange Agent to mail to each holder of record of shares of Company Common Stock or Company Convertible Preferred Stock as of the Effective Time (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and shall be in customary form) and (ii) instructions for use in effecting the surrender of the Certificates or transfer of Book-Entry Shares in exchange for the Merger Consideration payable in respect of the shares of Company Common Stock or Company Convertible Preferred Stock formerly represented by such Certificates or Book-Entry Shares. Upon surrender of a Certificate or transfer of Book-Entry Shares for cancellation to the Exchange Agent together with such letter of transmittal, properly completed and duly executed, and such other documents as may be required pursuant to such instructions, the holder of such Certificate or Book-Entry Shares shall be entitled to receive in exchange therefor (A) one or more Parent Common Shares (which shall be in uncertificated book-entry form unless a physical certificate is requested) representing, in the aggregate, the whole number of Parent Common Shares that such holder has the right to receive pursuant to Section 1.6 (after taking into account all shares of Company Common Stock and Company Convertible Preferred Stock held by such holder as of the Effective Time) and (B) a check in the amount equal to the aggregate amount of cash that such holder has the right to receive pursuant to Section 1.6 and this Article II, including cash payable in lieu of any fractional Parent Common Shares pursuant to Section 2.1(e) and dividends and other distributions pursuant to Section 2.1(c). No interest shall be paid or accrued on any Merger Consideration, cash in lieu of fractional shares or on any unpaid dividends and distributions payable to holders of Certificates or Book-Entry Shares. In the event of a transfer of ownership of shares of Company Common Stock or Company Convertible Preferred Stock which is not registered in the transfer records of the Company, the Merger Consideration payable in respect of such shares of Company Common Stock and Company Convertible Preferred Stock may be paid to a transferee if the Certificate representing such shares of Company Common Stock or Company Convertible Preferred Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and the Person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the delivery of the Merger Consideration in any name other than that of the registered holder of the Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable. Until surrendered as contemplated by this Section 2.1, each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration payable in respect of the shares of Company Common Stock or Company Convertible Preferred Stock represented by such Certificate or Book-

Entry Share, cash in lieu of any fractional Parent Common Shares to which such holder is entitled pursuant to Section 2.1(e) and any dividends or other distributions to which such holder is entitled pursuant to Section 2.1(c).

(c) Distributions with Respect to Unexchanged Parent Common Shares. No dividends or other distributions declared or made with respect to Parent Common Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share with respect to the Parent Common Shares that such holder would be entitled to receive upon surrender of such Certificate or Book-Entry Share and no cash payment in lieu of fractional Parent Common Shares shall be paid to any such holder until such holder shall surrender such Certificate or Book-Entry Share in accordance with this Section 2.1. Subject to applicable law, following surrender of any such Certificate or Book-Entry Share, there shall be paid to such holder of Parent Common Shares issuable in exchange therefor, without interest, (i) promptly after the time of such surrender, the amount of any cash due pursuant to Section 1.6 and cash payable in lieu of fractional Parent Common Shares to which such holder is entitled pursuant to Section 2.1(e) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such Parent Common Shares, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such Parent Common Shares. For purposes of dividends or other distributions in respect of Parent Common Shares, all Parent Common Shares to be issued pursuant to Section 1.6 hereof shall be entitled to dividends pursuant to the immediately preceding sentence as if such Parent Common Shares were issued and outstanding as of the Effective Time.

(d) Further Rights in Company Common Stock and Company Convertible Preferred Stock. The Merger Consideration issued upon conversion of a share of Company Common Stock in accordance with the terms hereof (including any cash paid pursuant to Section 2.1(c) or Section 2.1(e)) shall be deemed to have been delivered in full satisfaction of all rights pertaining to such share of Company Common Stock and Company Convertible Preferred Stock.

(e) Fractional Shares. No certificates for fractional Parent Common Shares or book-entry credit of the same shall be delivered upon the surrender for exchange of Certificates, and such fractional share interests will not entitle the owner thereof to vote or to have any rights as a holder of any Parent Common Shares.

Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock or Company Convertible Preferred Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a Parent Common Share (after taking into account all Certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) the average of the closing sale prices of Parent Common Shares on the TSX as reported by The Wall Street Journal for the five trading days immediately preceding the date on which the Effective Time shall occur, converted from Canadian dollars to U.S. dollars using the Bank of Canada’s daily average Canada/U.S. exchange rate for each such trading day, and (ii) the fraction of a Parent Common Shares which such holder would otherwise be entitled to receive pursuant to Section 1.6 hereof. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional interests, the Exchange Agent shall so notify Parent, and Parent shall, or shall cause the Surviving Corporation to, deposit such amount with the Exchange Agent and shall cause the Exchange Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms hereof. The Parties acknowledge that payment of cash consideration in lieu of issuing fractional Parent Common Shares was not separately bargained for consideration but merely represents a mechanical rounding off for purposes of simplifying the corporate and accounting problems that would otherwise be caused by the issuance of fractional Parent Common Shares.

(f) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Company Common Stock or Company Convertible Preferred Stock for twelve months after the Effective Time shall be delivered to Parent upon demand and, from and after such delivery to Parent, any holders of Company Common Stock or Company Convertible Preferred Stock as of the Effective Time who have not theretofore complied with this Article II shall thereafter look only to Parent for the Merger Consideration payable in respect of such shares of Company Common Stock or Company Convertible Preferred Stock, any cash in lieu of fractional Parent Common Shares to which they are entitled pursuant to Section 2.1(e) and any dividends or other distributions with respect to Parent Common Shares to which they are entitled pursuant to Section 2.1(c), in each case, without any interest thereon. Any amounts remaining unclaimed by holders of shares of Company Common Stock or Company Convertible Preferred Stock three years after the Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become the property of any governmental entity) shall, to the extent permitted by applicable law, become the property of Parent free and clear of any Liens, claims or interest of any Person previously entitled thereto.

(g) No Liability. Neither Parent nor the Surviving Corporation shall be liable to any holder of shares of Company Common Stock or Company Convertible Preferred Stock for any such shares of Parent Common Shares (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any abandoned property, escheat or similar Law.

(h) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent (or, if subsequent to the termination of the Exchange Fund and subject to Section 2.1(f)), Parent shall pay in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect of the shares of Company Common Stock or Company Convertible Preferred Stock formerly represented by such Certificate, any cash in lieu of fractional Parent Common Shares to which the holders thereof are entitled pursuant to Section 2.1(e) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.1(c), in each case, without any interest thereon.

(i) Withholding. Each of Parent, Merlin Holdco, Merger Sub, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from the amounts otherwise payable pursuant to this Agreement to any holder of Company Common Stock or Company Convertible Preferred Stock such amounts as Parent, Merlin Holdco, Merger Sub, the Surviving Corporation or the Exchange Agent is required to deduct and withhold under any provision of state, local, or foreign Tax law, with respect to the making of such payment. To the extent that amounts are so withheld by Parent, Merlin Holdco, Merger Sub, the Surviving Corporation or the Exchange Agent pursuant to this Section 2.1(i) or pursuant to Section 1.7, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock, Company Convertible Preferred Stock Company Options or Company RSUs in respect of whom such deduction and withholding was made by Parent, Merlin Holdco, Merger Sub, the Surviving Corporation or the Exchange Agent, as the case may be, provided that such amounts are actually remitted to the appropriate Governmental Entity.

Section 2.2 Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of shares of Company Common Stock or Company Convertible Preferred Stock theretofore outstanding on the records of the Company. From and after the Effective Time, any Certificates presented to the Exchange Agent or Parent for any reason shall be converted into the Merger Consideration payable in respect of the shares of Company Common Stock or Company Convertible Preferred Stock formerly represented by such Certificates, any cash in lieu of fractional Parent Common Shares to which the holders thereof are entitled pursuant to Section 2.1(e) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.1(c), without any interest thereon.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (y) as set forth in the Company SEC Documents publicly available and filed with the SEC following January 1, 2015 and at least three Business Days prior to the date of this Agreement (the “Filed Company SEC

Documents”) (excluding any disclosures in such Filed Company SEC Documents in any risk factor section, any forward-looking disclosure in any section relating to forward-looking statements or any other statements that are non-specific, predictive or cautionary in nature other than historical facts included therein), where the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is reasonably apparent on the face of such disclosure or (z) as set forth in the disclosure letter delivered by the Company to Parent at or before the execution and delivery by the Company of this Agreement (the “Company Disclosure Letter”), the Company hereby represents and warrants to Parent, Merlin Holdco and Merger Sub as follows:

Section 3.1 Organization, Standing and Power. Each of the Company and each of the Subsidiaries of the Company (the “Company Subsidiaries”) is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept), except, with respect to any Company Subsidiary, where the failure to be so organized, existing or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Each of the Company and the Company Subsidiaries has all requisite corporate or other entity power and authority necessary to enable it to own, operate, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted, except where the failure to have such power or authority, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Each of the Company and the Company Subsidiaries is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership, operation or leasing of its properties make such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company has delivered or made available to Parent, prior to execution of this Agreement, true and complete copies of the Certificate of Incorporation of the Company in effect as of the date of this Agreement (the “Company Charter”) and the By-laws of the Company in effect as of the date of this Agreement (the “Company By-laws”).

Section 3.2 Capital Structure.

(a) The authorized capital stock of the Company consists of 250,000,000 shares of Company Common Stock and 24,000,000 shares of preferred stock, par value $0.001 per share (the “Company Preferred Stock” and, together with the Company Common Stock, the “Company Capital Stock”). At the close of business on February 22, 2017, (i) 61,755,437 shares of Company Common Stock were issued and outstanding, none of which were subject to vesting or other forfeiture conditions or repurchase by the Company, not including 15,637,541 shares of Company Common Stock which were held as treasury stock as of February 22, 2017, (ii) 80,000 shares of Company Convertible Preferred Stock were issued and outstanding and (iii) 5,590,838 shares of Company Common Stock were reserved and available for issuance pursuant to the Company Equity Plans, of which (A) 1,288,593 shares were issuable upon exercise of outstanding Company Options and (B) 2,959,789 shares were the subject of Company RSUs, assuming target performance with respect to performance-based Company RSUs. Except as set forth in this Section 3.2(a), at the close of business on February 22, 2017, no shares of capital stock or voting securities of, or other equity interests in, the Company were issued, reserved for issuance or outstanding. Except pursuant to the Company Equity Plans and awards thereunder, from the close of business on February 22, 2017 to the date of this Agreement, there have been no issuances by the Company of shares of capital stock or voting securities of, or other equity interests in, the Company.

(b) All outstanding shares of Company Capital Stock are, and all shares of Company Capital Stock that may be issued upon the exercise of Company Options will be, when issued, duly authorized, validly issued, fully paid and non-assessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, or subscription right or any similar right under any provision of the DGCL, the Company Charter, the Company By-laws or any Contract to which the Company is a party or otherwise bound. Except pursuant to the Company Equity Plans and awards thereunder, there are not issued, reserved for issuance or outstanding, and there are not any outstanding obligations of the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, (i) any Company Capital Stock or any capital stock of any Company Subsidiary or any securities of the Company or any Company Subsidiary convertible into or exchangeable or exercisable for shares of capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary, (ii) any warrants, calls, options or other rights to acquire from the Company or any Company Subsidiary, or any other obligation of Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary or (iii) any rights issued by or other obligations of the Company or any Company Subsidiary that are linked in any way to the price of any class of Company Capital Stock or any shares of capital stock of any Company Subsidiary, the value of the Company, any Company Subsidiary or any part of the Company or any Company Subsidiary or any dividends or other distributions declared or paid on any shares of Company Capital stock or capital stock of any Company Subsidiary. Except pursuant to the Company Equity Plans and awards thereunder, there are not any outstanding obligations of the Company or any of the Company Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or voting securities or other equity interests of the Company or any Company Subsidiary or any securities, interests, warrants, calls, options or other rights referred to in clauses (i), (ii) or (iii) of the immediately preceding sentence. There are no debentures, bonds, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote (“Company Voting Debt”). Neither the Company nor any of the Company Subsidiaries is a party to any voting agreement with respect to the voting of any capital stock or voting securities of, or other equity interests in, the Company. Except for this Agreement, neither the Company nor any of the Company Subsidiaries is a party to any agreement pursuant to which any Person is entitled to elect, designate or nominate any director of the Company or any of the Company Subsidiaries.

(c) No Indebtedness of the Company or any of the Company Subsidiaries (other than Indebtedness outstanding under the Company Existing Credit Facility and the other Company Existing Credit Facility Documents) contains any restriction upon (i) the prepayment of any indebtedness of the Company or any of its Subsidiaries, (ii) the incurrence of indebtedness by the Company or any of its Subsidiaries, or (iii) the ability of the Company or any of its Subsidiaries to grant any Lien on the properties or assets of the Company or any of its Subsidiaries.

Section 3.3 The Company Subsidiaries.

(a) Section 3.3(a) of the Company Disclosure Letter sets forth a true and correct list of all of the Company Subsidiaries as of the date hereof and their respective jurisdictions of incorporation or organization. The respective certificates or articles of incorporation and bylaws or other organizational documents of the Subsidiaries of the Company do not contain any provision limiting or otherwise restricting the ability of the Company to control its Subsidiaries.

(b) All the outstanding shares of capital stock or voting securities of, or other equity interests in, each Company Subsidiary have been validly issued and are fully paid and non-assessable and are owned by the Company or by another Company Subsidiary, free and clear of all Liens, and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock, voting securities or other equity interests), except for restrictions imposed by applicable securities laws.

(c) Except for the capital stock and voting securities of, and other equity interests in, the Company Subsidiaries, neither the Company nor any Company Subsidiary owns, directly or indirectly, any capital stock or voting securities of, or other equity interests in, or any interest convertible into or exchangeable or exercisable for, any capital stock or voting securities of, or other equity interests in, any Person.

Section 3.4 Authorization; Validity of Agreement.

(a) The Company has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly authorized by the Board of Directors of the Company (the “Company Board”). The Company Board has directed that this Agreement be submitted to the Company’s stockholders for adoption at a meeting of such stockholders for such purpose (the “Company Stockholder Meeting”) and, except for the approval and adoption of this Agreement by the holders of a majority in voting power of the outstanding shares of Company Common Stock and Company Convertible Preferred Stock, voting together as a single class (the “Company Stockholder Approval”), no other corporate proceedings on the part of the Company are necessary to authorize the execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery of this Agreement by Parent, Merlin Holdco and Merger Sub, is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforcement may be subject to or limited by (i) bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the effect of general principles of equity (regardless of whether enforceability is considered in a proceeding at Law or in equity).

(b) Assuming the accuracy of the representations in the penultimate sentence of Section 4.4(b), the Company Board has adopted such resolutions as are necessary so that the restrictions on business combinations set forth in Section 203 of the DGCL are inapplicable to the Merger or any of the other transactions contemplated by this Agreement. Except for Section 203 of the DGCL, no “moratorium,” “control share,” “fair price” or other antitakeover laws are applicable to the Merger or any of the other transactions contemplated by this Agreement.

Section 3.5 No Conflicts; Consents.

(a) The execution and delivery by the Company of this Agreement does not, and the performance by the Company of its obligations hereunder and the consummation of the Merger and the other transactions contemplated by this Agreement will not, (i) conflict with, or result in any violation of any provision of, the Company Charter, the Company By-laws or the comparable charter or organizational documents of any Company Subsidiary (assuming that the Company Stockholder Approval is obtained), (ii) conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, any obligation to make an offer to purchase or redeem any Indebtedness or capital stock or any loss of a material benefit under, or result in the creation of any Lien upon any of the material properties or assets of the Company or any Company Subsidiary under, any provision of, any Contract to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets is bound or any Company Permit or (iii) conflict with, or result in any violation of any provision of, subject to the filings and other matters referred to in Section 3.5(b), any federal, state, provincial, local, foreign or supranational judgment, order, decree, writ or injunction issued by any court, agency or other Governmental Entity or statute, law (including common law), ordinance, rule or regulation, including the rules and regulations of any applicable stock exchange (“Law”), in each case, applicable to the Company or any Company Subsidiary or their respective properties or assets (assuming that the Company Stockholder Approval is obtained), other than, in the case of clauses (ii) and (iii) of this Section 3.5(a), any matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) No consent, waiver or permit (“Consent”) of or from, or registration, declaration, notice or filing made to or with any Federal, national, state, provincial or local, whether domestic or foreign, government or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, whether domestic, foreign or supranational (a “Governmental Entity”), is required to be obtained or made by or with respect to the Company or any Company Subsidiary in connection with the execution and delivery of this Agreement by the Company or its performance of its obligations hereunder or the consummation of the Merger and the other transactions contemplated by this Agreement, other than (i) (A) the filing with the Securities and Exchange Commission (the “SEC”) of the Proxy Statement in definitive form, (B) the filing with the SEC, and declaration of effectiveness under the Securities Act of 1933, as amended (the “Securities Act”), of the registration statement on Form F-4 in connection with the issuance by the Company of the Merger Consideration, in which the Proxy Statement will be included as a prospectus (the “Form F-4”), and (C) the filing with the SEC of such reports under, and such other compliance with, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Securities Act, and the rules and regulations thereunder, as may be required in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement; (ii) compliance with any applicable requirements under Canadian Securities Laws; (iii) compliance with and filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), including the expiration or termination of any applicable waiting period thereunder; (iv) compliance with and filings under the Communications Act of 1934, as amended, and the implementing rules and regulations of the FCC (the “Communications Act”); (v) compliance with and filings under the rules of NOAA for licensing of private land remote-sensing space systems at 15 C.F.R. § 960 and such other Consents, registrations, declarations, approvals, notices or filings as are required to be made or obtained under any other Department of Commerce regulation; (vi) the CFIUS Approval and any filings with respect thereto; (vii) the DSS Approval and any filings with respect thereto; (viii) compliance with and filings under the rules of the DDTC; (ix) such other Consents, registrations, declarations, approvals, clearances, notices or filings as are required to be made or obtained under any Competition Laws; (x) the ICA Approval; (xi) the filing of the Certificate of Merger with the Secretary of State and appropriate documents with the relevant authorities of the other jurisdictions in which the Company and Parent are qualified to do business; (xii) such Consents, registration, declarations, notices or filings as are required to be made or obtained under the securities or “blue sky” laws of various states in connection with the issuance of the Merger Consideration; and (xiii) compliance with and filings under applicable stock exchange rules.

Section 3.6 SEC Reports and Financial Statements.

(a) The Company has furnished or filed, as applicable, all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be furnished or filed by the Company with the SEC since January 1, 2015 (such documents, together with any documents filed with the SEC during such period by the Company on a voluntary basis on a Current Report on Form 8-K, being collectively referred to as the “Company SEC Documents”).

(b) Each Company SEC Document (i) at the time filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment), complied in all material respects with the requirements of the Exchange Act or the Securities Act, as the case may be, the Sarbanes–Oxley Act of 2002 (“SOX”) and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document and (ii) did not at the time it was filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the consolidated financial statements of the Company included in the Company SEC Documents complied at the time it was filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment) as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was prepared in accordance with U.S. GAAP (except (i) in the case of unaudited statements, as permitted by Form 10-Q of the SEC or (ii) as may be indicated therein or in the notes thereto) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited statements, to normal year-end audit adjustments). As of the date hereof, there are no outstanding comments from the staff of the SEC previously communicated by the SEC to the Company with respect to any Company SEC Documents.

(c) Each of the chief executive officer of the Company and the chief financial officer of the Company has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections

302 and 906 of SOX with respect to the Company SEC Documents, and the statements contained in such certifications are true and accurate. None of the Company or any of the Company Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX.

(d) The Company maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) designed to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with U.S. GAAP, consistently applied, (ii) that transactions are executed only in accordance with the authorization of management and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s properties or assets.

(e) The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) used by the Company are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of the Company, as appropriate, to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports.

(f) Neither the Company nor any of the Company Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of the Company Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of the Company Subsidiaries in the Company’s or such Company Subsidiary’s published financial statements or other Company SEC Documents.

(g) Since January 1, 2015, the Company has disclosed to the Company’s auditors and the audit committee of the Company Board (A) any “significant deficiencies” and “material weaknesses” in the design or operation of internal controls over financial reporting of the Company, and (B) any fraud, whether or not material, that involves management or other employees of the Company who have a significant role in the internal controls over financial reporting of the Company.

(h) None of the Company Subsidiaries is, or has at any time since January 1, 2015 been, subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

Section 3.7 Absence of Certain Changes. Since September 30, 2016 through the date of this Agreement, (i) except for the negotiation, execution and delivery of this Agreement, the Company and its Subsidiaries have conducted their respective operations in all material respects in the ordinary course consistent with past practice, (ii) there has not occurred or continued to exist any event, change, occurrence, effect, fact, circumstance or condition which, individually or in the aggregate, has had, or would reasonably be expected to have or result in, a Company Material Adverse Effect, and (iii) neither the Company nor any of its Subsidiaries has taken any action that if taken after the date of this Agreement without the prior written consent of Parent, would constitute a violation of Sections 5.1(a), (c), (d), (e), (f), (g), (h), (i), (j), (k), (l), (m), (n), (o), (p), (r), and (s).

Section 3.8 Absence of Undisclosed Liabilities. Except as set forth or reserved against in the balance sheet dated as of September 30, 2016 included in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 (the “Company Balance Sheet”) or in the notes thereto, neither the Company nor any of the

Company Subsidiaries had as of that date any liabilities or obligations (accrued, contingent or otherwise) that would be material to the Company and the Company Subsidiaries taken as a whole. Since the date of the Company Balance Sheet, neither the Company nor any of its Subsidiaries has incurred any liabilities or obligations (accrued, contingent or otherwise), except for (i) liabilities incurred in the ordinary course of business that individually or in the aggregate have not had, and would not be reasonably expected to have or result in, a Company Material Adverse Effect, (ii) liabilities in respect of Litigation (which are the subject of Section 3.11) that would not reasonably be expected to be material to the Company and its Subsidiaries taken as a whole, and (iii) liabilities under Environmental Laws (which are the subject of Section 3.16) that would not reasonably be expected to be material to the Company and its Subsidiaries taken as a whole. Neither the Company nor any of the Company Subsidiaries is in default in respect of the terms and conditions of any Indebtedness or other agreement which individually or in the aggregate has had, or would be reasonably expected to have or result in, a Company Material Adverse Effect.

Section 3.9 Proxy Statement. The Proxy Statement to be filed with the SEC in connection with the Merger (the “Proxy Statement”) will, when filed, comply as to form in all material respects with the applicable requirements of the Exchange Act. Neither the Proxy Statement, nor any amendment or supplement thereto, will, at the date on which the Proxy Statement or any such amendment or supplement is first mailed to stockholders of the Company or at the time such stockholders vote on the adoption of this Agreement, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by the Company in this Section 3.9 with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement.

Section 3.10 Employee Benefit Plans; ERISA.

(a) Section 3.10(a) of the Company Disclosure Letter contains a complete and correct list of each plan subject to ERISA, each material bonus, deferred compensation, incentive compensation, stock purchase, stock option, stock appreciation right or other equity-based incentive, severance, termination, change in control, retention, employment, collective bargaining, hospitalization or other medical, life or other insurance, disability, other welfare, supplemental unemployment benefits, profit-sharing, pension, or retirement plan, program, agreement or arrangement, and each other material employee compensation or benefit plan, program, agreement or arrangement, sponsored, maintained or contributed to by the Company, any of its Subsidiaries or by any trade or business, whether or not incorporated (an “ERISA Affiliate”) as of the date hereof, that together with the Company or any of its Subsidiaries would be deemed a “single employer” within the meaning of section 4001(b) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or to which the Company, any of its Subsidiaries or any ERISA Affiliate of the Company is party, for the benefit of any current or former employee, officer or director of the Company, any of its Subsidiaries or any ERISA Affiliate of the Company (the “Company Benefit Plans”).

(b) With respect to each Company Benefit Plan, the Company has heretofore delivered to Parent complete and correct copies of each of the following documents (including all amendments to such documents), in each case as applicable:

(i) the Company Benefit Plan or a written description of any Company Benefit Plan not in writing;

(ii) a copy of the most recently filed annual report or Internal Revenue Service (“IRS”) Form 5500 Series with respect to each Company Benefit Plan as to which such a report must be filed, including all required schedules thereto;

(iii) a copy of the most recent Summary Plan Description of the Company (the “Company Summary Plan Description”), together with all Summaries of Material Modification issued with respect to such Company Summary Plan Description, with respect to each Company Benefit Plan as to which a summary plan description is required under ERISA;

(iv) if the Company Benefit Plan or any obligations thereunder are funded through a trust or any other funding vehicle, the trust or other funding agreement and the latest financial statements thereof; and

(v) the most recent determination, opinion or advisory letter received from the IRS (or a copy of any pending application for a determination letter and any related correspondence from the IRS) with respect to each Company Benefit Plan intended to be qualified under section 401(a) of the Code.

(c) No Company Benefit Plan or plan sponsored, maintained, or contributed to by the Company or any of its Subsidiaries currently is or was within six years prior to the Closing Date subject to Title IV or Section 302 of ERISA. No Company Benefit Plan or plan sponsored, maintained, or contributed to by any ERISA Affiliate of the Company is or, to the Knowledge of the Company, was within six years prior to the Closing Date subject to Title IV or Section 302 of ERISA; provided, however, that with respect to any such plan sponsored, maintained, or contributed to within six years prior to the Closing Date by an ERISA Affiliate, neither the Company nor any of its Subsidiaries has incurred or reasonably expects to incur, either directly or indirectly and individually or in the aggregate, any material liability under Title I or Title IV of ERISA or related provisions of the Code or applicable local Law relating to any such plans.

(d) Except as has not had, and would not be reasonably expected to have or result in, individually or in the aggregate, a Company Material Adverse Effect, none of the Company, any ERISA Affiliate of the Company, any of the Company Benefit Plans, any trust created thereunder, nor any trustee or administrator thereof has engaged in a transaction or has taken or failed to take any action in connection with which the Company, any of its Subsidiaries or any ERISA Affiliate could be subject to a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975(a) or (b), 4976 or 4980B of the Code.

(e) Except as has not had, and would not be reasonably expected to have or result in, individually or in the aggregate, a Company Material Adverse Effect, each of the Company Benefit Plans has been operated and administered in accordance with its terms and applicable Laws, including ERISA and the Code.

(f) Each of the Company Benefit Plans that is intended to be “qualified” within the meaning of Section 401(a) of the Code has received a determination letter from the IRS stating that it is so qualified (or with respect to a prototype, an opinion letter from the IRS to the prototype plan sponsor) and, to the Knowledge of the Company, there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such Company Benefit Plans or their related trusts.

(g) No Company Benefit Plan provides post-termination welfare benefits or retiree welfare benefits to any individual for any reason except (i) as required under section 601 et seq. of ERISA or other applicable law, (ii) disability benefits that have been fully provided for by insurance under a Company Benefit Plan, or (iii) benefits in the nature of severance pay that would not result in, individually or in the aggregate, a Company Material Adverse Effect.

(h) The consummation of the transactions contemplated by this Agreement will not, either alone or in combination with any other event which, standing alone, would not by itself trigger such entitlement or acceleration: (i) except as otherwise required by this Agreement (A) entitle any current or former employee, officer or director of the Company, any of its Subsidiaries or any ERISA Affiliate of the Company to any material severance pay, unemployment compensation or any other similar termination payment, or (B) accelerate the time of payment or vesting, or increase the amount of or otherwise enhance any benefit due any such employee, officer or director in any material manner; (ii) require a “gross up” or other payment to any “disqualified individual” within the meaning of section 280G(c) of the Code with respect to any taxes that may be due pursuant to Section 4999 of the Code or (iii) except as has not had, and would not reasonably be expected to have or result in, individually or in the aggregate, a Company Material Adverse Effect, result in a loss of compensation deduction for Parent and its Subsidiaries (including the Surviving Corporation) for (A) “excess parachute payments” within the meaning of section 280G(b) of the Code, or (B) payments under any Company Benefit Plans that would not be deductible under section 162(m) of the Code. Section 3.10(h) of the Company Disclosure Schedule contains a schedule of, as of the date of this Agreement, the equity-based compensation awards outstanding under the Company Equity Plans, including the number of shares of Company Common Stock subject thereto and the applicable award type and date of grant.

(i) Except as has not had, and would not be reasonably expected to have or result in, individually or in the aggregate, a Company Material Adverse Effect, there are no pending or, to the Knowledge of the Company, threatened or anticipated claims by or on behalf of any Company Benefit Plan, by any employee or beneficiary under any such Company Benefit Plan or otherwise involving any such Company Benefit Plan (other than routine claims for benefits).

(j) Except as set forth in Section 3.10(j) of the Company Disclosure Letter, no trust maintained pursuant to any Company Benefit Plan holds securities of the Company or any ERISA Affiliate.

(k) The Company does not have any obligation to gross up or otherwise reimburse any individual for any excise taxes, interest, or penalties incurred under section 409A of the Code.

Section 3.11 Litigation; Compliance with Law.

(a)(i) There is no Litigation pending or, to the Knowledge of the Company, threatened against, relating to or naming as a party thereto the Company or any of its Subsidiaries, any of their respective properties or assets or any of the Company’s officers or directors (in their capacities as such) that individually or in the aggregate has had, or would reasonably be expected to have, a Company Material Adverse Effect, (ii) there is no Litigation pending or, to the Knowledge of the Company, threatened against, relating to or naming as a party thereto the Company or any of its Subsidiaries, which seeks to restrain, enjoin, alter or delay the consummation of the Merger or any of the other transactions contemplated by this Agreement and (iii) there is no agreement, order, judgment, decree, injunction or award of any Governmental Entity against and/or binding upon the Company, any of its Subsidiaries or any of the Company’s officers or directors (in their capacities as such) that would be reasonably expected to prevent, enjoin, alter or delay the consummation of the Merger or any of the other transactions contemplated by this Agreement or that individually or in the aggregate has had, or would reasonably be expected to have, a Company Material Adverse Effect.

(b) Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, the Company and the Company Subsidiaries are, and since January 1, 2014, have been, in compliance with all applicable Laws and Company Permits. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, there is no, and since January 1, 2014, there has been no, action, demand or investigation by or before any Governmental Entity pending or, to the Knowledge of the Company, threatened alleging that the Company or a Company Subsidiary is not in compliance with any applicable Law or Company Permit or which challenges or questions the validity of any rights of the holder of any Company Permit.

(c) Without limiting the generality of Section 3.11(b) and mindful of the principles of the FCPA, neither the Company nor any of its Subsidiaries, nor, in any such case, to the Knowledge of the Company, any of their respective directors, officers, employees, accountants, auditors, consultants, legal counsel, advisors (including financial advisors), agents and other representatives (collectively, “Representatives”) (in each case acting in their capacities as such) has, since January 1, 2015, (i) made, offered or authorized any payment or given or offered anything of value directly or indirectly (including through a friend or family member with personal relationships with government officials) to an official of any government for the purpose of influencing an act or decision in his official capacity or inducing him to use his influence with that government with respect to the Company or any of its Subsidiaries, (ii) made, offered or authorized any payment to any Governmental

Entity, political party or political candidate for the purpose of influencing any official act or decision, or inducing such Person to use any influence with that government with respect to the Company or any of its Subsidiaries or (iii) taken any action that would be reasonably likely to subject the Company or any of its Subsidiaries to any material liability or penalty under any and all Laws of any Governmental Entity.

(d) The Company and its Subsidiaries hold all licenses, permits, certifications, variances, consents, authorizations, waivers, grants, franchises, concessions, exemptions, orders, registrations and approvals of Governmental Entities or other Persons necessary for the ownership, leasing, operation, occupancy and use of the Company Real Property, the Company Assets and the conduct of their respective businesses as currently conducted (“Company Permits”), except for Company Permits under Environmental Laws (which are the subject of Section 3.16) and except where the failure to hold such Company Permits individually or in the aggregate has not had, and would not reasonably be expected to have, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received notice that any material Company Permit will be terminated or modified or cannot be renewed in the ordinary course of business, and the Company has no Knowledge of any reasonable basis for any such termination, modification or nonrenewal.

Section 3.12 Intellectual Property.

(a) Section 3.12(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true, correct and complete list of (i) issued Patents and pending Patent applications, (ii) Trademark registrations and pending applications, and (iii) Copyright registrations and pending applications, in each case, which is owned or controlled by the Company or the Company Subsidiaries in any jurisdiction in the world, except for any such items that are abandoned, expired, cancelled, withdrawn or finally refused. The Company or a Company Subsidiary is the sole and exclusive beneficial and, with respect to pending applications and registrations, record owner of all of Intellectual Property items set forth in Section 3.12(a) of the Company Disclosure Letter, and all such Intellectual Property is subsisting, and, to the Knowledge of the Company, valid and enforceable.

(b) Since January 1, 2015, there has been no claim asserted or to the Knowledge of the Company threatened in writing (including in the form of offers or invitations to obtain a license) against the Company or the Company Subsidiaries alleging that the conduct of the Company’s or any of the Company Subsidiaries’ business infringes, misappropriates, or otherwise violates, or has infringed, misappropriated, or otherwise violated the rights of any Person, and, to the Knowledge of the Company, there is no basis for any such claims.

(c) Except as individually or in the aggregate has not had and would not reasonably be expected to have a Company Material Adverse Effect:

(i) the Company, or one of its Subsidiaries, owns or possesses adequate licenses or other legal rights to use all Intellectual Property used in the present conduct of the businesses of the Company and its Subsidiaries and, with respect to the Intellectual Property owned by Company or any of the Company Subsidiaries, free and clear of all Liens, other than Permitted Liens;

(ii) to the Knowledge of the Company, the conduct of the Company’s and each of the Company Subsidiaries’ business as currently conducted, and the conduct of the Company’s and each of the Company Subsidiaries’ business as conducted in the past three years, does not infringe, misappropriate, or otherwise violate, and has not infringed, misappropriated, or otherwise violated, the rights of any Person; and

(iii) to the Knowledge of the Company, no Person is materially infringing, misappropriating or otherwise violating any right of the Company or any of the Company Subsidiaries with respect to any Intellectual Property owned or controlled by the Company or any of the Company Subsidiaries in the conduct of the Company’s or the Company Subsidiaries’ business, and no such claims have been asserted or threatened against any Person by the Company or the Company Subsidiaries, or to the Knowledge of the Company, any other Person in the past three years.

(d) The Company and the Company Subsidiaries have taken reasonable steps to protect the confidentiality of all material Trade Secrets that are owned, used or held by the Company and the Company Subsidiaries, including entering into licenses and Contracts that require employees, licensees, contractors and other Persons with access to such Trade Secrets to safeguard and maintain the secrecy and confidentiality of such Trade Secrets. To the Knowledge of the Company, such Trade Secrets have not been received by or disclosed to any Person except pursuant to a valid non-disclosure, license or other appropriate Contract.

(e) The Company and the Company Subsidiaries have at all times complied with all applicable Law relating to privacy, data protection, and the collection and use of personal information collected, used, or held for use by the Company or the Company Subsidiaries, and as of the date hereof no claims are pending or threatened against the Company or the Company Subsidiaries alleging a violation of any Person’s privacy or personal information or data rights, except in either case that, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(f) The consummation of the transactions contemplated by this Agreement will not under any Contract to which the Company or any of the Company Subsidiaries is a party: (i) result in the loss of, or otherwise materially and adversely affect, any rights of the Company or the Company Subsidiaries to own, use or hold for use any material Intellectual Property as owned, used or held for use in the conduct of the Company’s or the Company Subsidiaries’ business, (ii) grant or require the Company or the Company Subsidiaries to grant to any Person any rights with respect to any material Intellectual Property owned by the Company or any Company Subsidiary, (iii) subject the Company or any of the Company Subsidiaries to any material increase in royalties or other payments in respect of any Intellectual Property, (iv) require the consent of any Person in respect of any rights of the Company or the Company Subsidiaries to own, use or hold for use any material Intellectual Property as owned, used or held for use in the conduct of the Company’s or the Company Subsidiaries’ business, or (v) materially diminish any royalties or other payments the Company or a Subsidiary of the Company would otherwise be entitled to in respect of any Intellectual Property.

(g) During the past three years, to the Knowledge of the Company, (i) there have been no material security breaches in the Company’s or the Company Subsidiaries’ information technology systems, and (ii) there have been no disruptions in any of the Company’s or its affiliates’ information technology systems that materially adversely affected the Company’s or the Company Subsidiaries’ business or operations. The Company and the Company Subsidiaries have evaluated their disaster recovery and backup needs and have implemented plans and systems that reasonably address their assessment of risk.

Section 3.13 Regulatory Matters and Government Contracts.

(a) FCC Licenses.

(i) As of the date hereof, the Company or a Company Subsidiary holds each of the FCC licenses and authorizations listed and described in Section 3.13(a)(i) of the Company Disclosure Letter (“Company FCC Authorizations”). As of the date hereof, such Company FCC Authorizations constitute all of the FCC licenses, authorizations and approvals held by the Company and the Company Subsidiaries, as well as all of the FCC licenses, authorizations and approvals otherwise required for the operation of the business of the Company and the Company Subsidiaries as it is presently conducted, except where the failure to hold any such licenses, authorizations and approvals, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company FCC Authorizations are validly issued and in full force and effect.

(ii) The Company FCC Authorizations have not been revoked, suspended, canceled, rescinded or terminated, have not expired, and are not subject to any conditions or requirements that have not been imposed upon all earth-exploration satellite service or fixed-satellite service authorizations generally, except where such revocation, suspension, cancellation, rescindment, termination or expiration has not had and would not reasonably be expected to have a Company Material Adverse Effect. There is no pending or, to the Knowledge of the Company, threatened action by or before the FCC to revoke, suspend, cancel, rescind or modify any of the Company FCC Authorizations (other than proceedings to amend FCC rules of general applicability), and there is not now issued or outstanding or pending or, to the Knowledge of the Company, threatened, by or before the FCC, any order to show cause, letter of inquiry, notice of violation, notice of apparent liability, or notice of forfeiture issued to or against the Company, a Company Subsidiary or the Company FCC Authorizations except where the existence of such order, letter or notice, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(iii) The Company and each Company Subsidiary is in material compliance with all of the terms of the Company FCC Authorizations, and has complied in all material respects with the Communications Act. All material reports, filings, and disclosures required to be filed by the Company or a Company Subsidiary with the FCC have been timely filed and all such reports and filings are materially accurate and complete. The Company and each Company Subsidiary has timely paid all material FCC regulatory fees and other applicable material fees that are due and payable by the Company and each Company Subsidiary and required to be paid by the Company, in each case.

(iv) No Person other than the Company and the Company Subsidiaries has the right to control the use of all or any of the Company FCC Authorizations, and the Company or a Company Subsidiary is the sole legal and beneficial holder of each of the Company FCC Authorizations. The Company and each Company Subsidiary has complied with all FCC rules regarding transfer of control or changes in ownership (including intracompany reorganizations) of the Company FCC Authorizations, except where the failure to comply, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(v) Section 3.13(a)(v) of the Company Disclosure Letter contains a true, correct and complete list, as of the date hereof, of all pending applications for FCC licenses and authorizations that would be Company FCC Authorizations, if issued or granted, or for the modification, extension or renewal of any Company FCC Authorizations. There is no pending or, to the Knowledge of the Company, threatened action by or before the FCC to reject or materially modify any pending application for FCC licenses and authorizations that would be Company FCC Authorizations, if issued or granted, or for the material modification, extension or renewal of any Company FCC Authorizations.

(b) Government Contracts.

(i) Other than routine inquiries, audits and reconciliations, to the Knowledge of the Company, none of the Company or the Company Subsidiaries, and none of their Principals as that term is defined in the U.S. Federal Acquisition Regulation 52.209-5(a)(2) is, or since January 1, 2014 has been, (A) under administrative, civil or criminal investigation or indictment by any Governmental Entity (except as to routine security investigations), (B) suspended or debarred from doing business with any Governmental Entity or any prime contractor or subcontractor of any Governmental Entity, or has been threatened in writing with debarment or suspension by a Governmental Entity or (C) the subject of a finding of non-responsibility or ineligibility for contracting with any Governmental Entity or any prime contractor or subcontractor of any Governmental Entity. The consummation of the transactions contemplated by this Agreement, to the Knowledge of the Company, would not reasonably be expected to result in any suspension or debarment by a Governmental Entity other than any suspension or debarment due to the actions or status of Parent or its respective affiliates.

(ii) To the Knowledge of the Company, since January 1, 2014, neither the Company nor any of the Company Subsidiaries has engaged in any work under any active Company Material Contract between the Company or any of the Company Subsidiaries and any Governmental Entity (each, a “Company Government Contract”) that would reasonably be expected to result in an “organizational conflict of interest” as defined in the U.S. Federal Acquisition Regulation (the “FAR”) (based on the current conduct of the business of the Company and the Company Subsidiaries) or is a party to or is bound by any organizational conflict of interest mitigation plan submitted in connection with any Company Government Contract or Company Government Bid.

(iii) To the Knowledge of the Company, there is no pending audit or investigation of the Company or any of the Company Subsidiaries with respect to any alleged material irregularity, misstatement or omission arising under or relating to any Company Government Contract or Company Government Bid, and since January 1, 2014, neither the Company nor any of the Company Subsidiaries has conducted or initiated or been the subject of any audit or investigation or made a mandatory or voluntary disclosure to any state or federal agency or any mandatory disclosure to any Governmental Entity under FAR Subpart 3.10 or FAR 52.203-13, with respect to any alleged material irregularity, misstatement or omission arising under or relating to any Company Government Contract or Company Government Bid or prime contract or subcontract of any Governmental Entity that remains unresolved. To the Knowledge of the Company, there is no past or current conduct by the Company, any of the Company Subsidiaries, or any of the Company’s or the Company Subsidiaries’ directors, officers or employees that would reasonably be likely to lead to the imposition of criminal, civil, administrative or contractual liability for fraud, false claims or false certifications that would warrant such an investigation or disclosure.

(iv) To the Knowledge of the Company, since January 1, 2014, no Governmental Entity nor any prime contractor, subcontractor, vendor or other third party has asserted any material written claim or any other material action for relief; nor has a Governmental Entity, prime contractor, subcontractor, vendor or other third party formally initiated any material dispute, protest or proceeding against the Company or any of the Company Subsidiaries relating to any Company Government Contract.

(v) To the Knowledge of the Company, since January 1, 2014, (A) neither any Governmental Entity nor any prime contractor, subcontractor or other Person has notified in writing the Company or any of the Company Subsidiaries that the Company or any of the Company Subsidiaries has breached or violated any material Law, certification, representation, clause, provision or requirement pertaining to any Company Government Contract or Company Government Bid; and (B) none of the Company or the Company Subsidiaries has terminated any Company Government Contract to which the Company or any of the Company Subsidiaries is a party, nor have the Company or the Company Subsidiaries been notified by any Governmental Entity, any prime contractor, subcontractor or any other Person that any Company Government Contract to which the Company or any of the Company Subsidiaries is a party has been terminated for default, and no cure notice, default notice or show cause notice is currently in effect pertaining to any Company Government Contract, except, in either case, individually or in the aggregate, as has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(vi) To the Knowledge of the Company, neither the Company nor any of the Company Subsidiaries is in receipt or possession of any competitor or government proprietary or procurement sensitive information related to the business of the Company or any of the Company Subsidiaries under circumstances where there is reason to believe that such receipt or possession is unlawful or unauthorized, except, individually or in the aggregate, as has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(vii) Neither the Company nor any of the Company Subsidiaries has assigned any of its material claims, material rights to receive value or other material interests under any Company Government Contract pursuant to the Assignment of Claims Act, as amended.

(viii) The Company and the Company Subsidiaries hold all of the facility and personnel security clearances necessary to conduct the business of the Company as it is currently being conducted as of the date hereof in all material respects. The Company and the Company Subsidiaries hold at least a “satisfactory” rating from the Defense Security Service, a branch of the United States Department of Defense (“DSS”), with respect to such facility security clearances.

(ix) To the Knowledge of the Company, since January 1, 2014, the Company and each of the Company Subsidiaries has complied with all U.S. government laws and regulations applicable to the Company Government Contracts and the Company Government Bids, including, to the extent applicable, the False Claims Act, the Truth in Negotiations Act, the FAR and any agency supplement thereto, the cost principles set forth in the FAR, the Cost Accounting Standards and record retention requirements contained in the FAR, except, in each case, individually or in the aggregate, as has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(c) International Trade Laws.

(i) Since January 1, 2014, the business of the Company and the Company Subsidiaries has been operated in compliance in all material respects with (A) all applicable Laws and all authorizations, registrations, clearances, or permits issued or granted by any Governmental Entity to the Company or the Company Subsidiaries, in each case, concerning the exportation, re-exportation, and temporary importation of any products, technology, technical data and services, including those administered by, without limitation, the Bureau of Industry and Security of the Department of Commerce (the “BIS”), the Directorate of Defense Trade Controls of the United States Department of State (the “DDTC”), and the Office of Foreign Assets Control (“OFAC”) of the United States Department of the Treasury; and (B) United States anti-boycott regulations administered by the Office of Anti-boycott Compliance of the United States Department of Commerce and the IRS; all Laws administered by the Bureau of Customs and Border Protection of the United States Department of Homeland Security (collectively, “International Trade Laws”).

(ii) The Company, the Company Subsidiaries and Persons acting on behalf of any of those entities have obtained from relevant Governmental Entities and disclosed to Parent all necessary licenses, license exceptions and other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations, classifications and filings required for the export, re-export, transfer and import of products, technology and services in accordance with International Trade Laws (collectively, “International Trade Authorizations”), except where the failure to do so, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(iii) Section 3.13(c)(iii) of the Company Disclosure Letter lists all technical assistance agreements and manufacturing license agreements as of the date hereof that the Company or the Company Subsidiaries entered into pursuant to Section 124.1 of the U.S. International Traffic in Arms Regulations (either as the licensor or the licensee) and all current export, re-export, and temporary import licenses that the Company or the Company Subsidiaries obtained from DDTC or BIS.

(iv) Since January 1, 2014, neither the Company nor any of the Company Subsidiaries has received any written, or, to the Knowledge of the Company, oral notice from any Governmental Entity asserting that the Company or any of the Company Subsidiaries or any agent or employee thereof has violated, is in material breach of, or has any material liability under, any International Trade Laws or, to the Knowledge of the Company, threatening to revoke or terminate any International Trade Authorizations. As of the date hereof, to the Knowledge of the Company, no investigation or review by any Governmental Entity is pending or has been threatened against the Company or any of the Company Subsidiaries with respect to any potential material violation or liability of the Company or any of the Company Subsidiaries arising under or relating to any International Trade Laws.

(v) From January 1, 2014 through the date hereof, neither the Company nor any of the Company Subsidiaries has made or intends to make any disclosure (voluntary or otherwise) to any Governmental Entity with respect to any potential violation or liability of the Company or any of the Company Subsidiaries arising under or relating to any International Trade Laws.

(vi) Neither the Company nor the Company Subsidiaries nor, to the Knowledge of the Company, any significant stockholder (i.e., a stockholder that owns 5% or more of the entity’s voting shares), director, officer, employee, agent, or affiliate or representative of the Company or the Company Subsidiaries is a Restricted Person.

(vii) Neither the Company nor any of the Company Subsidiaries has investments in or revenues from Cuba, Iran, North Korea, Sudan, Syria, or the Crimea region of Ukraine or otherwise conducts business with Restricted Persons.

(d) Department of Commerce/NOAA Approvals.

(i) As of the date hereof, the Company is the valid holder of the NOAA Remote Sensing Space System licenses and any other Department of Commerce licenses and authorizations listed and described in Section 3.13(d)(i) of the Company Disclosure Letter (“Company NOAA Authorizations”). The Company DoC Authorizations are validly issued and in full force and effect and are not subject to any conditions or requirements that have not been imposed upon all such authorizations generally. The Company NOAA Authorizations or Department of Commerce licenses constitute all of the NOAA licenses, authorizations and approvals held by the Company and required for the operation of the business of the Company as it is presently conducted, except where the failure to hold any such licenses, authorizations and approvals, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(ii) There is no pending or, to the Knowledge of the Company, threatened action by or before NOAA or the Department of Commerce to revoke, suspend, cancel, rescind or modify any of the Company NOAA Authorizations, and there is not now issued or outstanding or pending or, to the Knowledge of the Company, threatened, by or before NOAA or the Department of Commerce, any order to show cause, letter of inquiry, notice of violation, notice of apparent liability, or notice of forfeiture issued to or against the Company or the Company NOAA Authorizations except where the existence of such order, letter or notice, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(iii) As of the date hereof, except for any contract identified in Section 3.13(d)(iii) of the Company Disclosure Letter, there is no contract being performed by the Company that has a term of performance that extends beyond the current term of validity of the applicable NOAA license or authorization that pertains to the contract.

(iv) The Company is in material compliance with all of the terms of the Company NOAA Authorizations, and has complied in all material respects with the Communications Act. All material reports, filings, and disclosures required to be filed by the Company with NOAA or the Department of Commerce have been timely filed. All such reports and filings are materially accurate and complete. The Company has timely paid all material NOAA or the Department of Commerce regulatory fees and other applicable material fees required to be paid by holders of such authorizations.

(v) No Person other than the Company and the Company Subsidiaries has or will have the right to use any material Company DoC Authorizations and the Company is the sole legal and beneficial holder of the Company DoC Authorizations. The Company has complied with all rules regarding transfer of control or changes in ownership (including intracompany reorganizations) of the Company NOAA Authorizations, except where the failure to comply, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(vi) Section 3.13(d)(vi) of the Company Disclosure Letter contains a true, correct and complete list, as of the date of this Agreement, of all pending applications for NOAA or Department of Commerce licenses and authorizations that would be Company NOAA Authorizations, if issued or granted, or for the modification, extension or renewal of any Company NOAA Authorizations. There is no pending or, to the Knowledge of the Company, threatened action by or before the NOAA or the Department of Commerce to reject or materially modify any pending application for NOAA or the Department of Commerce licenses and authorizations that would be Company NOAA Authorizations, if issued or granted, or for the modification, extension or renewal of any Company NOAA Authorizations.

(e) To the Knowledge of the Company, all of its vendors are in compliance with good manufacturing practice, except where the failure to be in compliance, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.14 Material Contracts.

(a) As of the date of this Agreement, neither the Company nor any Company Subsidiary is a party to any Contract required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act (a “Filed Company Contract”) that has not been so filed, and as of the date hereof, no such Contract has been amended or modified since the date filed, other than pursuant to an amendment or modification filed, or which is not required to be filed, pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act.

(b) Section 3.14(b) of the Company Disclosure Letter sets forth, as of the date hereof, a true, correct and complete list of each of the following (in each case, other than any Company Benefit Plan):

(i) each Contract containing terms that expressly (A) limit or otherwise restrict the Company or the Company Subsidiaries or (B) to the Knowledge of the Company, would, after the Effective Time, by its terms expressly limit or otherwise restrict Parent or any of its Subsidiaries from, in the case of either (A) or (B), engaging or competing in any line of business or in any geographic area, in a manner that would be reasonably likely to be material, in the case of (A), to the Company and the Company Subsidiaries, taken as a whole, or in the case of (B), to Parent and its Subsidiaries (including the Surviving Corporation), taken as a whole;

(ii) each loan and credit agreement, note, debenture, bond, indenture or other similar agreement pursuant to which any Indebtedness in excess of $5,000,000 of the Company or any of the Company Subsidiaries is outstanding or may be incurred, other than any such agreement between or among the Company and the wholly owned Company Subsidiaries;

(iii) each partnership, joint venture or similar agreement to which the Company or any of the Company Subsidiaries is a party relating to the formation, creation, operation, management or control of any partnership or joint venture material to the Company and the Company Subsidiaries, taken as a whole;

(iv) Contracts pursuant to which the Company or one or more Company Subsidiaries (in the aggregate) was obligated to pay or was paid $10,000,000 or more in the consecutive 12-month period ending on the date hereof;

(v) Contracts pursuant to which the Company or any Company Subsidiary (A) is granted or obtains or agrees to obtain any right to use any material Intellectual Property (other than rights to use commercially available Software or open source Software, or rights acquired from employees and independent contractors, or rights obtained under non-disclosure agreements), (B) permits or agrees to permit any other Person, to use, enforce, or register any material Intellectual Property, or (C) following the Closing, would be required to license, assign, or make available to any other Person material Intellectual Property owned by Parent or its affiliates immediately prior to the Closing, except in the case of (B) or (C), with respect to non-exclusive licenses of Intellectual Property granted to customers or resellers in the ordinary course of business, Intellectual Property made available under non-disclosure agreements, or Intellectual Property licensed or made available to third-party service providers for the sole benefit of Company or a Company Subsidiary;

(vi) Contracts which, upon the consummation of the Merger or any other transaction contemplated by this Agreement, will (either alone or upon the occurrence of any additional acts or events, including the passage of time, which, standing alone, would not by itself or themselves trigger such entitlement or acceleration) result in any payment or benefit (whether of severance pay or otherwise) becoming due, or the acceleration or vesting of any right to any payment or benefits, from Parent, Merger Sub, the Company or the Surviving Corporation or any of their respective Subsidiaries to any officer, director, consultant or employee of any of the foregoing; and

(vii) any Contract that is a shareholder rights agreement or which otherwise provides for the issuance of any securities in respect of this Agreement or the Merger.

Each Contract described in this Section 3.14(b) whether or not set forth in Section 3.14(b) of the Company Disclosure Letter and each Filed Company Contract is referred to herein as a “Company Material Contract”. The Company has previously made available to Parent true, complete and correct copies of each Company Material Contract.

(c) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) each Company Material Contract is valid and binding, in full force and effect and enforceable in accordance with its respective terms, (ii) the Company and each of its Subsidiaries has performed in all material respects all obligations required to be performed by it under each Company Material Contract, and (iii) no event or condition exists or has occurred which violates, conflicts with, results in a breach of any provision of or the loss of any benefit under, constitutes a default (or an event which, with notice or lapse of time, or both, would constitute a default) on the part of any party under, results in the termination of or a right of termination or cancellation on the part of any party under, accelerates the performance required on the part of any party by, or results in the creation of any Lien (other than Permitted Liens) upon any of the assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any Company Material Contract.

Section 3.15 Taxes.

(a)(i) Each of the Company and each Company Subsidiary has duly filed all material Tax Returns required to have been filed by it and such Tax Returns are accurate and complete in all material respects; (ii) the Company and the Company Subsidiaries have paid in full all material Taxes owed by them or for which they may be liable; and (iii) no deficiency for any material amount of Tax has been proposed, asserted, or assessed in writing by a taxing authority against the Company or any Company Subsidiary which deficiency has not been paid, withdrawn or settled.

(b) No material Tax Return of the Company or any Company Subsidiary is under audit or examination by any taxing authority, and no written (or, to the Knowledge of the Company, oral) notice of such an audit or examination has been received by the Company or any Company Subsidiary. No waivers of the time to assess any Taxes of the Company or any Company Subsidiary have been granted or requested, and there are no outstanding waivers of any limitation periods or agreements providing for an extension of time for the assessment or collection of Taxes by any relevant taxing authority or the payment of any Tax by the Company or any Company Subsidiary. No other procedure, proceeding or contest of any refund or deficiency in respect of any material amount of Taxes is pending or on appeal with any Governmental Entity.

(c) There are no Liens, other than Permitted Liens, with respect to Taxes against any of the assets of the Company or any Company Subsidiary. No written or, to the Knowledge of the Company, other claim has been received by the Company or any Company Subsidiary from an authority in a jurisdiction where such corporation does not file Tax Returns that it is or may be subject to taxation by such jurisdiction.

(d) Each of the Company and each Company Subsidiary has complied in all material respects with all applicable Laws relating to the withholding, collection and remittance of Taxes and other deductions required to be withheld.

(e) Within the past three years, neither the Company nor any Company Subsidiary has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for tax-free treatment under Section 355 of the Code.

(f) Other than an agreement or arrangement exclusively between or among the Company and wholly owned Company Subsidiaries and other than a commercial agreement or arrangement entered into in the ordinary course of business that does not relate primarily to Taxes, neither the Company nor any Company Subsidiary is a party to or is otherwise bound by any Tax sharing, allocation or indemnification agreement or arrangement or has any liability for the Taxes of any Person as a result of being a member of a Consolidated Group (other than the

Consolidated Group of which one or more of the Company and the Company Subsidiaries are and have been the only members), as a transferee or successor, or by contract or otherwise.

(g) None of Company or any of the Company Subsidiaries is a party to any agreement with any taxing authority that would be terminated or adversely affected as a result of the Merger.

(h) Neither the Company nor any Company Subsidiary has participated in or been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” within the meaning of Section 6011 of the Code and applicable Treasury Regulations thereunder (or a similar provision of state or non-U.S. Law).

(i) The Company is not a “United States real property holding corporation” as defined in Section 897 of the Code.

Notwithstanding any other provision in this Agreement, the representations and warranties in this Section 3.15 and in Section 3.6, Section 3.7 and Section 3.10 are the only representations and warranties in this Agreement with respect to the Tax matters of the Company and the Company Subsidiaries.

Section 3.16 Environmental Matters. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect:

(a) The Company and the Company Subsidiaries hold, and are currently, and at all times since January 1, 2012 have been, in compliance with all permits, licenses, registrations and other governmental authorizations required under all Environmental Laws for the Company and the Company Subsidiaries to conduct their operations (“Company Environmental Permits”), and are currently, and at all times since January 1, 2012 have been, otherwise in compliance with all applicable Environmental Laws and, to the Knowledge of the Company, there is no condition that would reasonably be expected to prevent or interfere with compliance with all applicable Environmental Laws and all applicable Company Environmental Permits in the future.

(b) Neither the Company nor any Company Subsidiary has received any written Company Environmental Claim and the Company has no Knowledge of any pending or threatened Company Environmental Claim.

(c) None of the property currently or formerly owned, leased, occupied, or operated by the Company or the Company Subsidiaries is affected by any condition, and there has been no activity or failure to take any action by the Company, that could reasonably be expected to result in a liability or obligation for the Company under any Environmental Law.

(d) No waste has been disposed of by the Company or the Company Subsidiaries at any site or location that could give rise to a liability under any Environmental Law.

(e) No underground storage tanks, friable asbestos, lead-based paint, or polychlorinated biphenyls are located at any property currently owned, leased or operated by the Company or any Company Subsidiaries.

(f) No Hazardous Material has been generated, transported, treated, stored, installed, disposed of, arranged to be disposed of, Released or threatened to be Released at, on, from or under any of the properties or facilities currently or formerly owned, leased or otherwise used by the Company or the Company Subsidiaries, in violation of, or in a manner or to a location that could give rise to liability to the Company or the Company Subsidiaries under Environmental Laws.

(g) Neither the Company nor any Company Subsidiary has assumed by contract, agreement (including any administrative order, consent agreement, release, waiver, lease or sale lease-back) or operation of law, or otherwise agreed, to (i) indemnify or hold harmless any other Person for any violation of any Environmental Law or any obligation or liability thereunder, or (ii) assume any liability for any Release of any Hazardous Material, conduct any response, removal or remedial action with regard to any Release of any Hazardous Material, or implement any institutional controls (including any deed restrictions) regarding any existing Hazardous Materials.

Section 3.17 Company Assets.

(a) The Company and the Company Subsidiaries have valid title to, or in the case of leased property have valid leasehold interests in, all of their respective material tangible properties and assets (real, personal or mixed) (the “Company Assets”), including all such Company Assets reflected in the Company Balance Sheet or acquired since the date thereof (except as may have been disposed of since September 30, 2016 or may be disposed of after the date of this Agreement in accordance with this Agreement in either case in the ordinary course of business consistent with past practice), in each case, free and clear of any Liens, except Permitted Liens. All properties and assets (including the Company Real Property) reflected in the Company Balance Sheet, taken as a whole, had a fair market and realizable value at least equal to the value thereof as reflected therein, and on the date of the Company Balance Sheet. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, all significant operating equipment of the Company and its Subsidiaries is in good operating condition, ordinary wear and tear excepted.

(b) Section 3.17(b)(i) of the Company Disclosure Letter sets forth a true, correct and complete list as of the date hereof of each satellite operated by the Company or any Company Subsidiary (the “Company Satellites”), including with respect to each such Company Satellite (i) the launch date, (ii) the best ground resolution, (iii) the annual collection capacity, (iv) the orbital altitude, (v) the expected end of depreciable life and (vi) the net book value. The Company or a Company Subsidiary has the right to operate each of the Company Satellites. As of the date hereof, there are no material abnormalities, material diminution of capacity, material degradation of, material damage to, material loss of or destruction of each such Company Satellite. To the Knowledge of the Company, as of the date of this Agreement, there are no adverse material facts with respect to the operation or performance of or any material anomalies related to the Company Satellite set forth on Section 3.17(b)(ii) of the Company Disclosure Letter that have not been disclosed to Parent in writing as of the date of this Agreement. The Company has not, since January 1, 2014 through the date hereof, been subject to a “Permanent Withhold” performance penalty under the NGA Contract.

Section 3.18 Real Property.

(a) Section 3.18(a) of the Company Disclosure Letter contains a true, complete and correct list of all Company Owned Real Property as of the date hereof, setting forth information sufficient to specifically identify such Company Owned Real Property and the legal owner thereof. The Company and its Subsidiaries have good, valid and marketable fee simple title to the Company Owned Real Property, free and clear of any Liens other than Permitted Liens. To the Knowledge of the Company, there are no outstanding options or rights of first refusal to purchase the Company Owned Real Property, or any material portion thereof or interest therein. Each Company Lease grants the lessee under the Company Lease the right to use and occupy the premises and rights demised thereunder free and clear of any Lien other than Permitted Liens. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, each of the Company and its Subsidiaries has good and valid title to the leasehold estate or other interest created under its respective Company Leases free and clear of any Liens other than Permitted Liens.

(b) The Company Real Property constitutes all the fee, leasehold and other interests in real property held by the Company and its Subsidiaries, and constitutes all of the fee, leasehold and other interests in real property, necessary for the conduct of the business of the Company and its Subsidiaries in substantially the same manner as it is currently conducted as of the date hereof. The use and operation of the Company Real Property in the conduct of the business of the Company and its Subsidiaries does not violate any instrument of record or agreement affecting the Company Real Property, except for such violations as individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Company Material Adverse Effect. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company

Material Adverse Effect, no current use by the Company and its Subsidiaries of the Company Real Property is dependent on a nonconforming use or other governmental approval.

Section 3.19 Insurance.

(a) Section 3.19(a) of the Company Disclosure Letter sets forth all insurance Contracts relating to satellites owned or operated by, or in the possession of, the Company as of the date hereof. The Company has made available to Parent true and correct copies of each such insurance Contract.

(b) Since January 1, 2015, the Company and the Company Subsidiaries have maintained continuous insurance coverage, in each case, in those amounts and covering those risks as the Company reasonably has determined to be appropriate or as required by applicable Law. Neither the Company nor any Company Subsidiary is in material breach or default, and neither the Company nor any Company Subsidiary has taken any action or failed to take any action which, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or modification, of any material insurance policy. Neither the Company nor any Company Subsidiary has received any notice of cancellation or termination with respect to any insurance policy of the Company or any Company Subsidiary, except, individually or in the aggregate, as would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.20 Labor Matters.

(a) Neither the Company nor any Company Subsidiary is, or ever has been, a party or subject to any collective bargaining agreement or any other agreement with any labor union, labor organization or any other representative of employees and, as of the date of this Agreement, there are not, to the Knowledge of the Company, any union organizing activities or representational demands concerning any employees of the Company or any of the Company Subsidiaries, and, to the Knowledge of the Company, there have been no such activities or demands. As of the date of this Agreement, there are no, and there have not been any, labor strikes, slowdowns, work stoppages or lockouts pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary.

(b) Except as has not had, and would not be reasonably expected to have or result in, a Company Material Adverse Effect, each of the Company and its Subsidiaries: (i) is, and since at least January 1, 2015 has been, in compliance in all material respects with all applicable Laws respecting labor employment and employment practices, terms and conditions of employment, immigration, employee leave, non-discrimination, non-retaliation, recordkeeping, overtime pay, wages and hours, employment standards, human rights, occupational health and safety, workers’ compensations, pay equity and labor relations, and, to the Knowledge of the Company, has not engaged in any unfair labor practices; (ii) has withheld all amounts required by Law or by agreement to be withheld from the wages, salaries and other payments to employees; (iii) is not liable in any material respect for any arrears of wages or any Taxes or any penalty for failure to comply with any of the foregoing; (iv) is not liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the ordinary course of business consistent with past practice) and (v) has properly classified all employees for overtime purposes and has properly classified all independent contractors of the Company and its Subsidiaries. Except to the extent accrued as a current liability on the financial statements of the Company, all material wages, bonuses and other compensation due, if any, and payable as of the Closing Date to present and former employees and contractors who provide, and have provided, services with respect to the Company or any of its Subsidiaries have been paid in full or will be paid in full to such employees and contractors prior to the Closing.

(c)(i) Except as has not had, and would not be reasonably expected to have or result in a Company Material Adverse Effect, there are no actions, suits, claims, labor disputes, grievances or controversies, pending, or to the Knowledge of the Company, threatened involving the Company or any of its Subsidiaries and any of their respective employees or former employees or individuals engaged, or formerly engaged, as independent contractors; (ii) except as has not had, and would not be reasonably expected to have or result in, a Company Material Adverse Effect, there are no complaints, charges, audits, investigations, lawsuits, arbitrations or other proceedings pending, or to the Knowledge of the Company, threatened by or on behalf of or concerning any present or former employee of the Company or any of its Subsidiaries or individuals engaged, or formerly engaged, as independent contractors by the Company or any of its Subsidiaries alleging any claim for damages including breach of any express or implied contract of employment or engagement, wrongful termination, misclassification, infliction of emotional distress or violation of any federal, state, provincial or local statutes or regulations concerning terms and conditions of employment or engagement, including wages and hours, health and safety, termination of employment or engagement or workplace discrimination, retaliation or harassment and (iii) to the Knowledge of the Company, no employee of the Company or any of its Subsidiaries has violated in any material respect any employment contract, nondisclosure agreement or noncompetition agreement by which such employee is bound due to such employee being employed by the Company or any of its Subsidiaries and disclosing to the Company or any such Subsidiary or using confidential or propriety information of any other Person.

(d) The Company and each of its Subsidiaries are and since January 1, 2015 have been, in compliance in all material respects with all notice and other requirements under the Workers’ Adjustment and Retraining Notification Act and any similar foreign, state or local Law relating to plant closings and layoffs.

Section 3.21 Affiliate Transactions. Except as set forth on Section 3.21 of the Company Disclosure Letter, from January 1, 2015 through the date of this Agreement there have been no transactions, agreements, arrangements or understandings between the Company or any Subsidiary of the Company, on the one hand, and any affiliates (other than Subsidiaries of the Company) of the Company or other Persons, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC.

Section 3.22 Investment Company. Neither the Company nor any of the Company Subsidiaries is an “investment company,” a company “controlled” by an “investment company,” or an “investment adviser” within the meaning of the Investment Company Act of 1940, as amended (the “Investment Company Act”), or the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

Section 3.23 Investment Canada Act. The Company does not have either: (a) a place of business in Canada; or (b) assets in Canada used in carrying on its business, each within the meaning of the Investment Canada Act.

Section 3.24 Recommendation of Company Board; Opinion of Financial Advisor.

(a) The Company Board, at a meeting duly called and held, (i) determined that this Agreement and the transactions contemplated hereby are advisable and are fair to, and in the best interests of, the stockholders of the Company, (ii) approved this Agreement and transactions contemplated hereby, and (iii) resolved to recommend approval and adoption of this Agreement and the Merger by the stockholders of the Company.

(b) The Company has received the oral opinions of (i) each of PJT Partners LP (“PJT Partners”) and (ii) Barclays Capital Inc. (“Barclays”), in each case, to be subsequently confirmed in writing, to the effect that, as of February 23, 2017, and based on and subject to the assumptions, qualifications and limitations set forth in such opinion and the terms and conditions of the related engagement letters, the Merger Consideration to be received by the holders of shares of Company Common Stock (solely in their capacity as such, and excluding the Company, its wholly owned Subsidiaries, Parent and its Affiliates) in the Merger is fair, from a financial point of view, to such holders. The Company shall deliver to Parent a true, complete and correct copy of such opinions. Each such opinion is for the benefit of the Company Board and may not be relied upon, or, except as may be included or summarized in the Proxy Statement, distributed or otherwise summarized to a third party, by Parent without the prior written consent of the Company and PJT Partners or Barclays, as applicable.

Section 3.25 Brokers. Except for PJT Partners and Barclays, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company is solely responsible for such fees and expenses of PJT Partners and Barclays. The Company has previously delivered to Parent a true, complete and correct copy of (i) the Company’s engagement letter dated January 31, 2017 with PJT Partners LP and (ii) the Company’s engagement letter dated February 1, 2017 with Barclays.

Section 3.26 Competition Act. Without conceding that the Company and the corporations that it controls carries on an “operating business”, as such term is defined under subsection 108(1) of the Competition Act (Canada), the Company, together with its affiliates (as such term is defined under the Competition Act (Canada)), neither has assets in Canada, nor gross revenues from sales in, from or into Canada, in excess of the threshold prescribed under subsection 110(4.1) of the Competition Act (Canada).

Section 3.27 No Other Representations or Warranties. Except for the representations and warranties expressly contained in this Article III and Section 5.7(b), neither the Company nor any other Person makes any other express or implied representation or warranty on behalf of the Company or any of its affiliates in connection with this Agreement or the transactions contemplated hereby. The Company hereby acknowledges and agrees that, except for the representations and warranties set forth in Article IV and Section 5.7(b) (in each case as qualified and limited by the Parent Disclosure Letter), none of Parent, Merlin Holdco and Merger Sub or any of their respective Subsidiaries, or any of their respective affiliates, stockholders or Representatives, or any other Person, has made or is making any express or implied representation or warranty with respect to Parent, Merlin Holdco, Merger Sub or any of their respective Subsidiaries or their respective business or operations, including with respect to any information provided or made available to the Company or any of its respective affiliates, stockholders or Representatives, or any other Person, or, except as otherwise expressly set forth in this Agreement, had or has any duty or obligation to provide any information to the Company or any of its respective affiliates, stockholders or Representatives, or any other Person, in connection with this Agreement, the transactions contemplated hereby or otherwise.

Section 3.28 Non-Reliance on Parent Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans. In connection with the due diligence investigation of Parent, Merlin Holdco, and Merger Sub by the Company and its respective affiliates, stockholders and Representatives, the Company and its respective affiliates, stockholders and Representatives have received from Parent, Merlin Holdco, Merger Sub and their respective affiliates, stockholders and Representatives certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding Parent, Merlin Holdco and Merger Sub and their respective businesses and operations. The Company hereby acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking information, as well as such business plans, so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans). The Company expressly disclaims that it is relying upon or has relied upon any representations or warranties or other statements or omissions that may have been made by Parent, Merlin Holdco, Merger Sub or any Person with respect to Parent, Merlin Holdco or Merger Sub other than the representations and warranties set forth in this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT, MERLIN HOLDCO AND MERGER SUB

Except (y) as set forth in the Parent Reports publicly available and filed via the SEDAR filing system following January 1, 2015 and at least three Business Days prior to the date of this Agreement (the “Filed Parent Reports”) (excluding any disclosures in such Filed Parent Reports in any risk factor section, any forward-looking disclosure in any section relating to forward-looking statements or any other statements that are non-specific, predictive or cautionary in nature other than historical facts included therein), where the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is reasonably apparent on the face of such disclosure or (z) as set forth in the disclosure letter delivered by Parent to the Company at or before the execution and delivery by Parent of this Agreement (the “Parent Disclosure Letter”), Parent, Merlin Holdco and Merger Sub each hereby represents and warrants to the Company as follows:

Section 4.1 Organization, Standing and Power. Each of Parent and each of the Subsidiaries of Parent (the “Parent Subsidiaries”) is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept), except, with respect to any Parent Subsidiary, where the failure to be so organized, existing or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Each of Parent and the Parent Subsidiaries has all requisite corporate or other entity power and authority necessary to enable it to own, operate, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted, except where the failure to have such power or authority, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Each of Parent and the Parent Subsidiaries is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership, operation or leasing of its properties make such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Parent has delivered or made available to the Company, prior to execution of this Agreement, true and complete copies of (i) the Notice of Articles of Parent in effect as of the date of this Agreement (the “Parent Notice of Articles”) and the Articles of Parent in effect as of the date of this Agreement (the “Parent Articles”) and (ii) the certificate or articles of incorporation and bylaws, or similar organizational documents in effect as of the date of this Agreement of Merlin Holdco and Merger Sub.

Section 4.2 Capital Structure.

(a) The authorized share capital of Parent consists of an unlimited number of common shares (“Parent Common Shares”) and an unlimited number of preferred shares (“Parent Preferred Shares” and, together with the Parent Common Shares, the “Parent Capital Stock”). At the close of business on February 22, 2017, (i) 36,397,607 Parent Common Shares were issued and outstanding, (ii) 1,222,035 Parent Common Shares were reserved and available for issuance pursuant to the Parent Share Plans (a portion of which may be issued in settlement of 6,126,170 stock appreciation rights granted and outstanding as of the close of business on the close February 22, 2017 under the Parent Share Plans) and (iii) no Parent Preferred Shares were issued and outstanding. Except as set forth in this Section 4.2(a), at the close of business on February 22, 2017, no shares of capital stock or voting securities of, or other equity interests in, Parent were issued, reserved for issuance or outstanding. Except pursuant to the Parent Share Plans (and awards thereunder), from the close of business on February 22, 2017 to the date of this Agreement, there have been no issuances by Parent of shares of capital stock or voting securities of, or other equity interests in, Parent.

(b) All outstanding shares of Parent Capital Stock are duly authorized, validly issued, fully paid and non-assessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, or subscription right or any similar right under applicable Law, the Parent Notice of Articles, the Parent Articles or any Contract to which Parent is a party or otherwise bound. The Parent Common Shares constituting the Stock Consideration will be, when issued, duly authorized, validly issued, fully paid and non-assessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of applicable Law, the Parent Notice of Articles, the Parent Articles or any Contract to which Parent is a party or otherwise bound. Except pursuant to the Parent Share Plans (and awards thereunder) and the Parent Rights Plan, there are not issued, reserved for issuance or outstanding, and there are not any outstanding obligations of Parent or any Parent Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, (i) any Parent Capital Stock or any capital stock of any Parent Subsidiary or any securities of Parent or any Parent Subsidiary convertible into or exchangeable or exercisable for shares of capital stock or voting securities of, or other equity interests in, Parent or any Parent

Subsidiary, (ii) any warrants, calls, options or other rights to acquire from Parent or any Parent Subsidiary, or any other obligation of Parent or any Parent Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock or voting securities of, or other equity interests in, Parent or any Parent Subsidiary or (iii) any rights issued by or other obligations of Parent or any Parent Subsidiary that are linked in any way to the price of any class of Parent Capital Stock or any shares of capital stock of any Parent Subsidiary, the value of Parent, any Parent Subsidiary or any part of Parent or any Parent Subsidiary or any dividends or other distributions declared or paid on any shares of Parent Capital stock or capital stock of any Parent Subsidiary. Except pursuant to the Parent Share Plans (and awards thereunder) and the Parent Rights Plan, there are not any outstanding obligations of Parent or any of the Parent Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or voting securities or other equity interests of Parent or any Parent Subsidiary or any securities, interests, warrants, calls, options or other rights referred to in clauses (i), (ii) or (iii) of the immediately preceding sentence. There are no debentures, bonds, notes or other Indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of Parent may vote (“Parent Voting Debt”). Neither Parent nor any of the Parent Subsidiaries is a party to any voting agreement with respect to the voting of any capital stock or voting securities of, or other equity interests in, Parent. Except for this Agreement, neither Parent nor any of the Parent Subsidiaries is a party to any agreement pursuant to which any Person is entitled to elect, designate or nominate any director of Parent or any of the Parent Subsidiaries.

Section 4.3 Parent Subsidiaries.

(a) Section 4.3(a) of the Parent Disclosure Letter sets forth a true, correct and complete list of all of the Parent Subsidiaries as of the date hereof and their respective jurisdictions of incorporation or organization. The respective certificates or articles of incorporation and bylaws or other organizational documents of the Subsidiaries of Parent do not contain any provision limiting or otherwise restricting the ability of Parent to control its Subsidiaries.

(b) All the outstanding shares of capital stock or voting securities of, or other equity interests in, each Parent Subsidiary have been validly issued and are fully paid and non-assessable and are owned by Parent or by another Parent Subsidiary, free and clear of all Liens, and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock, voting securities or other equity interests), except for restrictions imposed by applicable securities laws.

(c) Except for the capital stock and voting securities of, and other equity interests in, the Parent Subsidiaries, neither Parent nor any Parent Subsidiary owns, directly or indirectly, any capital stock or voting securities of, or other equity interests in, or any interest convertible into or exchangeable or exercisable for, any capital stock or voting securities of, or other equity interests in, any Person.

Section 4.4 Authorization; Validity of Agreement.

(a) Parent, Merlin Holdco and Merger Sub have the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance by Parent, Merlin Holdco and Merger Sub of this Agreement and the consummation by Parent, Merlin Holdco and Merger Sub of the transactions contemplated hereby have been duly authorized by the Board of Directors of Parent (the “Parent Board”), the Board of Directors of Merlin Holdco and the Board of Directors of Merger Sub. Except for the required approval, in accordance with the rules of the TSX, of the issuance of Parent Common Shares in connection with this Agreement by a majority of the votes cast on such matter at a meeting of the shareholders of Parent duly called and held for such purpose (the “Parent Shareholder Approval”) and the adoption of this Agreement by Merlin Holdco, in its capacity as sole stockholder of Merger Sub (which such adoption will be obtained by written consent immediately following the execution and delivery of this Agreement by the parties hereto), no other corporate proceedings on the part of Parent, Merlin Holdco or Merger Sub is necessary to authorize the performance of this Agreement by Parent, Merlin Holdco and Merger Sub and the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Parent, Merlin Holdco and Merger Sub and, assuming due authorization, execution and delivery of this Agreement by the Company, is a valid and binding obligation of Parent, Merlin Holdco and Merger Sub enforceable against Parent, Merlin Holdco and Merger Sub in accordance with its terms, except as such enforcement may be subject to or limited by (i) bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the effect of general principles of equity (regardless of whether enforceability is considered in a proceeding at Law or in equity).

(b) No “moratorium,” “control share,” “fair price” or other antitakeover Law is applicable to the Merger or any of the other transactions contemplated by this Agreement. None of Parent, Merlin Holdco, Merger Sub nor any of their respective affiliates is, nor at any time during the last three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. As of the date of this Agreement, none of Parent, Merlin Holdco nor any of their respective Subsidiaries beneficially owns, directly or indirectly, any Company Common Stock, Company Convertible Preferred Stock or other securities convertible into, exchangeable for or exercisable for Company Common Stock or any securities of any Subsidiary of the Company and none of Parent, Merlin Holdco, Merger Sub nor any of their respective Subsidiaries has any rights to acquire any Company Common Stock or Company Convertible Preferred Stock except pursuant to this Agreement.
(c) The Board of Directors of Merger Sub, by written consent duly adopted prior to the date hereof, has (i) determined that this Agreement and the Merger are advisable and fair to and in the best interests of Merger Sub and its stockholder, (ii) duly approved and adopted this Agreement, the Merger and the other transactions contemplated hereby, which adoption has not been rescinded or modified and (iii) submitted this Agreement for adoption by Merlin Holdco, as the sole stockholder of Merger Sub. Merlin Holdco, as the sole stockholder of Merger Sub, has duly approved and adopted this Agreement, the Merger and the other transactions contemplated hereby, which approval has not been rescinded or modified.

Section 4.5 No Conflicts; Consents.

(a) The execution and delivery by Parent, Merlin Holdco and Merger Sub of this Agreement does not, and the performance by Parent, Merlin Holdco and Merger Sub of its obligations hereunder and the consummation of the Merger and the other transactions contemplated by this Agreement will not, (i) conflict with, or result in any violation of any provision of, the Parent Notice of Articles, the Parent Articles or the comparable charter or organizational documents of any Parent Subsidiary (assuming that the Parent Shareholder Approval is obtained), (ii) conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, any obligation to make an offer to purchase or redeem any Indebtedness or capital stock or any loss of a material benefit under, or result in the creation of any Lien upon any of the material properties or assets of Parent or any Parent Subsidiary under, any provision of, any Contract to which Parent or any Parent Subsidiary is a party or by which any of their respective properties or assets is bound or any Parent Permit or (iii) conflict with, or result in any violation of any provision of, subject to the filings and other matters referred to in Section 3.5(b), any Law applicable to Parent or any Parent Subsidiary or their respective properties or assets (assuming that the Parent Shareholder Approval is obtained), other than, in the case of clauses (ii) and (iii) of this Section 4.5(a), any matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) No Consent of or from, or registration, declaration, notice or filing made to or with any Governmental Entity is required to be obtained or made by or with respect to Parent or any Parent Subsidiary in connection with the execution and delivery of this Agreement by each of Parent, Merlin Holdco and Merger Sub or its performance of its obligations hereunder or the consummation of the Merger and the other transactions contemplated by this Agreement, other than (i) (A) the filing of the Parent Circular with the Canadian Securities Regulatory Authorities, (B) the filing with the SEC, and declaration of effectiveness under the Securities Act of the Form F-4, and (C) the filing with the SEC of such reports under, and such other compliance with, the Exchange Act, the Securities Act, and the rules and regulations thereunder, as may be required in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement; (ii) compliance with any applicable requirements under Canadian Securities Laws; (iii) compliance with and filings under the HSR Act, including the expiration or termination of any applicable waiting period thereunder; (iv) compliance with and filings under the Communications Act, the Canadian Telecommunications Act of 1993 and the Canadian Radiocommunication Act of 1985, as amended; (v) the CFIUS Approval and any filings with respect thereto; (vi) the DSS Approval and any filings with respect thereto; (vii) compliance with and filings under the rules of the DDTC; (viii) such other Consents, registrations, declarations, approvals, clearances, notices or filings as are required to be made or obtained under any Competition Laws; (ix) the ICA Approval; (x) the filing of the Certificate of Merger with the Secretary of State and appropriate documents with the relevant authorities of the other jurisdictions in which the Company and Parent are qualified to do business; (xi) such Consents, registration, declarations, notices or filings as are required to be made or obtained under the securities or “blue sky” laws of various states in connection with the issuance of the Stock Consideration; (xii) compliance with and filings under the Canadian Remote Sensing Space Systems Act of 2005 or any other similar applicable Laws, as amended, for licensing of private land remote-sensing space systems; and (xiii) compliance with and filings under applicable stock exchange rules.

Section 4.6 Parent Reports and Financial Statements.

(a) Parent is a “reporting issuer” in each of the provinces of Canada under applicable Canadian Securities Laws. The Parent Common Shares are listed and posted for trading on the TSX and no other stock exchange. Parent is not in default of any material requirements of any Canadian Securities Laws or the rules of the TSX.

(b) Parent has not taken any action to cease to be a reporting issuer in any province of Canada, nor has Parent received notification from any Canadian Securities Regulatory Authority seeking to revoke the reporting issuer status of Parent. No delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of Parent is pending or, to the Knowledge of Parent, threatened.

(c) Parent has filed all material reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be filed by Parent with the applicable Canadian Securities Regulatory Authorities since January 1, 2015 (such documents, together with any documents filed via the SEDAR filing system during such period by Parent, being collectively referred to as the “Parent Reports”). Parent has not filed any confidential material change report which remains confidential.

(d) Each Parent Report (i) at the time filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment), complied in all material respects with the requirements of the applicable Canadian Securities Laws and any rules and regulations promulgated thereunder applicable to such Parent Reports and (ii) did not at the time it was filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the consolidated financial statements of Parent included in the Parent Reports complied at the time it was filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment) as to form in all material respects with applicable accounting requirements and the published rules and regulations of the Canadian Securities Regulatory Authorities with respect thereto, was prepared in accordance with IFRS (except (i) in the case of unaudited statements, as permitted by the rules and regulations of Canadian Securities Regulatory Authorities or (ii) as may be indicated therein or in the notes thereto) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited statements, to normal year-end audit adjustments). As of the date hereof, there are no outstanding inquiries from the Canadian Securities Regulatory Authorities previously communicated in writing to Parent with respect to any Parent Reports.

(e) Parent has (i) established and maintains disclosure controls and procedures (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Regulatory Authorities) that are designed to ensure that material information relating to Parent and its Subsidiaries is made known to management of Parent by others within those entities and (ii) has disclosed to its auditors and the audit committee of the Parent Board (A) all material weaknesses (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Regulatory Authorities) in the design or operation of internal controls which could adversely affect Parent’s ability to record, process, summarize and report financial data and has identified for Parent’s auditors any material weaknesses in internal controls and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting.

(f) Parent has designed and maintains a system of internal control over financial reporting (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Regulatory Authorities) designed to provide reasonable assurances regarding the reliability of its financial reporting and the preparation of financial statements, including that (i) transactions are executed in accordance with management’s general or specific authorization; and (ii) transactions are recorded as necessary (A) to permit preparation of consolidated financial statements in conformity with IFRS and (B) to maintain accountability of the assets of Parent and its Subsidiaries.

(g) Neither Parent nor any of the Parent Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Parent and any of the Parent Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any off-balance sheet arrangements), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of the Parent Subsidiaries in Parent’s or such Parent Subsidiary’s published financial statements or other Parent Reports.

(h) Since January 1, 2015, Parent has disclosed to Parent’s auditors and the audit committee of the Parent Board (A) any material weaknesses (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Regulatory Authorities) in the design or operation of internal controls over financial reporting of Parent, and (B) any fraud, whether or not material, that involves management or other employees of Parent who have a significant role in the internal controls over financial reporting of Parent.

(i) None of the Parent Subsidiaries is, or has at any time since January 1, 2015 been, subject to the reporting requirements of the Canadian Securities Laws.

Section 4.7 Absence of Certain Changes. Since September 30, 2016 through the date of this Agreement, (i) except for the negotiation, execution and delivery of this Agreement, Parent and its Subsidiaries have conducted their respective operations in all material respects in the ordinary course consistent with past practice, (ii) there has not occurred or continued to exist any event, change, occurrence, effect, fact, circumstance or condition which, individually or in the aggregate, has had, or would reasonably be expected to have or result in, a Parent Material Adverse Effect, and (iii) neither Parent nor any of its Subsidiaries has taken any action that if taken after the date of this Agreement without the prior written consent of the Company, would constitute a violation of Section 5.2 (a), (b), (c), (d), (e), (f), (g) and (h).

Section 4.8 Absence of Undisclosed Liabilities. Except as set forth or reserved against in the balance sheet dated as of September 30, 2016 included in Parent Reports (the “Parent Balance Sheet”) or in the notes thereto, neither Parent nor any of the Parent Subsidiaries had as of that date any liabilities or obligations (accrued, contingent or otherwise) that would be material to Parent and the Parent Subsidiaries taken as a whole. Since the date of the Parent Balance Sheet, neither Parent nor any of its Subsidiaries has incurred any liabilities or obligations (accrued, contingent or otherwise), except for (i) liabilities incurred in the ordinary course of business that individually or in the aggregate have not had, and would not be reasonably expected to have or result in, a Parent Material Adverse Effect, (ii) liabilities in respect of Litigation (which are the subject of Section 4.11) that would not reasonably be expected to be material to Parent and its Subsidiaries taken as a whole, and (iii) liabilities under Environmental Laws (which are the subject of Section 4.16) that would not reasonably be expected to be material to Parent and its Subsidiaries taken as a whole. Neither Parent nor any of the Parent Subsidiaries is in default in respect of the terms and conditions of any Indebtedness or other agreement which individually or in the aggregate has had, or would be reasonably expected to have or result in, a Parent Material Adverse Effect.

Section 4.9 Disclosure Documents. The Form F-4, and any amendments or supplements thereto, will, when filed, comply as to form in all material respects with the applicable requirements of the Exchange Act and the Securities Act. The management information circular of Parent (“Parent Circular”) to be delivered to, or put at the disposal of, shareholders of Parent in connection with obtaining the Parent Shareholder Approval at the Parent Shareholders’ Meeting will, when provided to shareholders of Parent, comply as to form and substance in all material respects with the applicable requirements of Canadian Securities Laws. None of the Parent Circular or any amendment or supplement thereto, will, at the date on which the Parent Circular or any amendment or supplement thereto is first mailed to shareholders of Parent or at the time such shareholders vote on the matters constituting the Parent Shareholder Approval, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Neither the Form F-4 nor any amendment or supplement thereto, will, at the time it becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by Parent in this Section 4.9 with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company for inclusion or incorporation by reference in the Parent Circular or the Form F-4.

Section 4.10 Employee Benefit Plans. With respect to any Parent Benefit Plan that is a “registered pension plan” within the meaning of subsection 248(1) of the Income Tax Act (Canada) (a “Canadian Pension Plan”), except as has not had, and would not reasonably be expected to have or result in, individually or in the aggregate, a Parent Material Adverse Effect, all liabilities of Parent (whether accrued, absolute, contingent or otherwise) related to all Canadian Pension Plans have been fully and accurately disclosed in all material respects in accordance with IFRS in the Parent Financial Statements.

Section 4.11 Litigation; Compliance with Law.

(a)(i) There is no Litigation pending or, to the Knowledge of Parent, threatened against, relating to or naming as a party thereto Parent or any of its Subsidiaries, any of their respective properties or assets or any of Parent’s officers or directors (in their capacities as such) that individually or in the aggregate has had, or would reasonably be expected to have, a Parent Material Adverse Effect, (ii) there is no Litigation pending or, to the Knowledge of Parent, threatened against, relating to or naming as a party thereto Parent or any of its Subsidiaries, which seeks to restrain, enjoin, alter or delay the consummation of the Merger or any of the other transactions contemplated by this Agreement, and (iii) there is no agreement, order, judgment, decree, injunction or award of any Governmental Entity against and/or binding upon Parent, any of its Subsidiaries or any of Parent’s officers or directors (in their capacities as such) that would be reasonably expected to prevent, enjoin, alter or delay the consummation of the Merger or any of the other transactions contemplated by this Agreement or that individually or in the aggregate has had, or would reasonably be expected to have, a Parent Material Adverse Effect.

(b) Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, Parent and the Parent Subsidiaries are, and since January 1, 2014, have been, in compliance with all applicable Laws and Parent Permits. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, there is no, and since January 1, 2014, there has been no, action, demand or investigation by or before any Governmental Entity pending or, to the Knowledge of Parent, threatened alleging that Parent or a Parent Subsidiary is not in compliance with any applicable Law or Parent Permit or which challenges or questions the validity of any rights of the holder of any Parent Permit.

(c) Without limiting the generality of Section 4.11(b) and mindful of the principles of the FCPA and the Corruption of Foreign Public Officials Act (Canada), neither Parent nor any of its Subsidiaries, nor, in any such case, to the Knowledge of Parent, any of their respective Representatives has, since January 1, 2015, (i) made, offered or authorized any payment or given or offered anything of value directly or indirectly (including through a friend or family member with personal relationships with government officials) to an official of any government for the purpose of influencing an act or decision in his official capacity or inducing him to use his influence with that government with respect to Parent or any of its Subsidiaries, (ii) made, offered or authorized any payment to any Governmental Entity, political party or political candidate for the purpose of influencing any official act or decision, or inducing such Person to use any influence with that government with respect to Parent or any of its Subsidiaries or (iii) taken any action that would be reasonably likely to subject Parent or any of its Subsidiaries to liability or penalty under any and all Laws of any Governmental Entity.

(d) Parent and its Subsidiaries hold all licenses, permits, certifications, variances, consents, authorizations, waivers, grants, franchises, concessions, exemptions, orders, registrations and approvals of Governmental Entities or other Persons necessary for the ownership, leasing, operation, occupancy and use of Parent’s and the Parent Subsidiaries’ real property, assets and the conduct of their respective businesses as currently conducted (“Parent Permits”), except for Parent Permits under Environmental Laws (which are the subject of Section 4.16) and except where the failure to hold such Parent Permits individually or in the aggregate has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries has received notice that any material Parent Permit will be terminated or modified or cannot be renewed in the ordinary course of business, and except where such termination, modification or nonrenewal would not reasonably be expected to have a Parent Material Adverse Effect, Parent has no Knowledge of any reasonable basis for any such termination, modification or nonrenewal.

Section 4.12 Intellectual Property.

(a) To the Knowledge of Parent, Section 4.12(a) of the Parent Disclosure Letter sets forth, as of the date of this Agreement, a true, correct and complete list of (i) issued Patents and pending Patent applications, (ii) Trademark registrations and pending applications, and (iii) Copyright registrations and pending applications, in each case, which is owned or controlled by Parent or the Parent Subsidiaries in any jurisdiction in the world, except for any such items that are abandoned, expired, cancelled, withdrawn or finally refused. Parent or a Parent Subsidiary is the sole and exclusive beneficial and, with respect to pending applications and registrations, record owner of all of Intellectual Property items set forth in Section 4.12(a) of the Parent Disclosure Letter, and all such Intellectual Property is subsisting, and, to the Knowledge of Parent, valid and enforceable.

(b) Since January 1, 2015, there has been no claim asserted or to the Knowledge of Parent threatened in writing (including in the form of offers or invitations to obtain a license) against Parent or the Parent Subsidiaries alleging that the conduct of Parent’s or any of the Parent Subsidiaries’ business infringes, misappropriates, or otherwise violates, or has infringed, misappropriated, or otherwise violated the rights of any Person, and, to the Knowledge of Parent, there is no basis for any such claims.

(c) Except as individually or in the aggregate has not had and would not reasonably be expected to have a Parent Material Adverse Effect:

(i) Parent, or one of its Subsidiaries, owns or possesses adequate licenses or other legal rights to use all Intellectual Property used in the present conduct of the businesses of Parent and its Subsidiaries, and, with respect to the Intellectual Property owned by Parent or any of the Parent Subsidiaries, free and clear of all Liens, other than Permitted Liens;

(ii) to the Knowledge of Parent, the conduct of Parent’s and each of the Parent Subsidiaries’ business as currently conducted, and the conduct of Parent’s and each of the Parent Subsidiaries’ business as conducted in the past three years, does not infringe, misappropriate, or otherwise violate, and has not infringed, misappropriated, or otherwise violated, the rights of any Person; and

(iii) to the Knowledge of Parent, no Person is materially infringing, misappropriating or otherwise violating any right of Parent or any of the Parent Subsidiaries with respect to any Intellectual Property owned or controlled by Parent or any of the Parent Subsidiaries in the conduct of Parent’s or the Parent Subsidiaries’ business, and no such claims have been asserted or threatened against any Person by Parent or Parent Subsidiaries, or to the Knowledge of Parent, any other Person in the past three years.

(d) Parent and the Parent Subsidiaries have taken reasonable steps to protect the confidentiality of all material Trade Secrets that are owned, used or held by Parent and the Parent Subsidiaries, including entering into licenses and Contracts that require employees, licensees, contractors and other Persons with access to such Trade Secrets to safeguard and maintain the secrecy and confidentiality of such Trade Secrets. To the Knowledge of Parent, such Trade Secrets have not been received by or disclosed to any Person except pursuant to a valid non-disclosure, license or other appropriate Contract.

(e) Parent and the Parent Subsidiaries have at all times complied with all applicable Law relating to privacy, data protection, and the collection and use of personal information collected, used, or held for use by Parent or the Parent Subsidiaries, and as of the date hereof no claims are pending or threatened against Parent or the Parent Subsidiaries alleging a violation of any Person’s privacy or personal information or data rights, except in either case that, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(f) The consummation of the transactions contemplated by this Agreement will not under any Contract to which Parent or any of the Parent Subsidiaries is a party: (i) result in the loss of, or otherwise materially and adversely affect, any rights of Parent or the Parent Subsidiaries to own, use or hold for use any material Intellectual Property as owned, used or held for use in the conduct of Parent’s or the Parent Subsidiaries’ business, (ii) grant or require Parent or the Parent Subsidiaries to grant to any Person any rights with respect to any material Intellectual Property owned by Parent or any Parent Subsidiary, (iii) subject Parent or any of the Parent Subsidiaries to any material increase in royalties or other payments in respect of any Intellectual Property, (iv) require the consent of any Person in respect of any rights of Parent or the Parent Subsidiaries to own, use or hold for use any material Intellectual Property as owned, used or held for use in the conduct of Parent’s or the Parent Subsidiaries’ business or (v) materially diminish any royalties or other payments Parent or a Subsidiary of Parent would otherwise be entitled to in respect of any Intellectual Property.

(g) During the past three years, to the Knowledge of Parent, (i) there have been no material security breaches in Parent’s or the Parent Subsidiaries’ information technology systems, and (ii) there have been no disruptions in any of Parent’s or its affiliates’ information technology systems that materially adversely affected Parent’s or the Parent Subsidiaries’ business or operations. Parent and the Parent Subsidiaries have evaluated their disaster recovery and backup needs and have implemented plans and systems that reasonably address their assessment of risk.

Section 4.13 International Trade Laws.

(a) Except for non-compliance that, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, since January 1, 2015, the business of Parent and the Parent Subsidiaries has been operated in compliance in all material respects with (A) all applicable Laws and all authorizations, registrations, clearances, or permits issued or granted by any Governmental Entity to Parent or the Parent Subsidiaries, in each case, concerning the exportation, re-exportation, and temporary importation of any products, technology, technical data and services, including those administered by, without limitation, the BIS, the DDTC, OFAC, the Export Controls Division of Global Affairs Canada (“GAC”), the Controlled Goods Directorate of Public Works and Government Services Canada, and the Canadian Industrial Security Directorate; and (B) United States anti-boycott regulations administered by the Office of Anti-boycott Compliance of the United States Department of Commerce, the IRS, and the Ontario Ministry of Consumer and Business Services.

(b) Since January 1, 2015, neither Parent nor any of the Parent Subsidiaries has received any written notice from any Governmental Entity asserting that Parent or any of the Parent Subsidiaries or any agent or employee thereof has violated, is in material breach of, or has any material liability under, any International Trade Laws, and as of the date hereof, to the Knowledge of Parent, no investigation or review by any Governmental Entity is pending or has been threatened in writing against Parent or any of the Parent Subsidiaries with respect to any potential material violation or liability of Parent or any of the Parent Subsidiaries arising under or relating to any International Trade Laws.

(c) Neither Parent nor the Parent Subsidiaries nor, to the Knowledge of Parent, any significant stockholder (i.e., a stockholder that owns 5% or more of the entity’s voting shares), director, officer, employee, agent, or affiliate or representative of Parent or the Parent Subsidiaries is a Restricted Person.

(d) Neither Parent nor any of the Parent Subsidiaries has investments in or revenues from Cuba, Iran, North Korea, Sudan, Syria, or the Crimea region of Ukraine, or otherwise conducts business with Restricted Persons.

Section 4.14 Material Contracts.

(a) As of the date of this Agreement, neither Parent nor any Parent Subsidiary is a party to any Contract required to be filed by Parent as a “material contract” pursuant to Part 12 of National Instrument 51-102 –Continuous Disclosure Obligations of the Canadian Securities Regulatory Authorities (a “Filed Parent Contract”), and as of the date hereof, no such Contract has been amended or modified since the date filed, other than pursuant to an amendment or modification filed, or which is not required to be filed, pursuant to Part 12 of National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Regulatory Authorities.

Each Contract set forth on Section 4.14(b) of the Parent Disclosure Letter and each Filed Parent Contract is referred to herein as a “Parent Material Contract”. Parent has previously made available to the Company true, complete and correct copies of each Parent Material Contract.

(b) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, (i) each Parent Material Contract is valid and binding, in full force and effect and enforceable in accordance with its respective terms, (ii) Parent and each of its Subsidiaries has performed in all material respects all obligations required to be performed by it under each Parent Material Contract, and (iii) no event or condition exists or has occurred which violates, conflicts with, results in a breach of any provision of or the loss of any benefit under, constitutes a default (or an event which, with notice or lapse of time, or both, would constitute a default) on the part of any party under, results in the termination of or a right of termination or cancellation on the part of any party under, accelerates the performance required on the part of any party by, or results in the creation of any Lien (other than Permitted Liens) upon any of the assets of Parent or any of its Subsidiaries under, any of the terms, conditions or provisions of any Parent Material Contract.

Section 4.15 Taxes.

(a)(i) Each of Parent and each Parent Subsidiary has duly filed all material Tax Returns required to have been filed by it and such Tax Returns are accurate and complete in all material respects; (ii) Parent and the Parent Subsidiaries have paid in full all material Taxes owed by them or for which they may be liable; and (iii) no deficiency for any material amount of Tax has been proposed, asserted, or assessed in writing by a taxing authority against Parent or any Parent Subsidiary which deficiency has not been paid, withdrawn or settled.

(b) No material Tax Return of Parent or any Parent Subsidiary is under audit or examination by any taxing authority, and no written (or, to the Knowledge of Parent, oral) notice of such an audit or examination has been received by Parent or any Parent Subsidiary. No waivers of the time to assess any Taxes of Parent or any Parent Subsidiary have been granted or requested, and there are no outstanding waivers of any limitation periods or agreements providing for an extension of time for the assessment or collection of Taxes by any relevant taxing authority or the payment of any Tax by Parent or any Parent Subsidiary. No other procedure, proceeding or contest of any refund or deficiency in respect of any material amount of Taxes is pending or on appeal with any Governmental Entity.

(c) There are no Liens, other than Permitted Liens, with respect to Taxes against any of the assets of Parent or any Parent Subsidiary. No written or, to the Knowledge of Parent, other claim has been received by Parent or any Parent Subsidiary from an authority in a jurisdiction where such corporation does not file Tax Returns that it is or may be subject to taxation by such jurisdiction.

(d) Each of Parent and each Parent Subsidiary has complied in all material respects with all applicable Laws relating to the withholding, collection and remittance of Taxes and other deductions required to be withheld.

(e) Within the past three years, neither Parent nor any Parent Subsidiary has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for tax-free treatment under Section 355 of the Code.

(f) Other than an agreement or arrangement exclusively between or among the Parent and wholly owned Parent Subsidiaries and other than a commercial agreement or arrangement entered into in the ordinary course of business that does not relate primarily to Taxes, neither Parent nor any Parent Subsidiary is a party to or is otherwise bound by any Tax sharing, allocation or indemnification agreement or arrangement or has any liability for the Taxes of any Person as a result of being a member of a Consolidated Group (other than the Consolidated Group of which one or more of the Parent and the Parent Subsidiaries are and have been the only members), as a transferee or successor, or by contract or otherwise.

(g) None of Parent or any of the Parent Subsidiaries is a party to any agreement with any taxing authority that would be terminated or adversely affected as a result of the Merger.

(h) Neither Parent nor any Parent Subsidiary has participated in or been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” within the meaning of Section 6011 of the Code and applicable Treasury Regulations thereunder (or a similar provision of state or non-U.S. Law).

Notwithstanding any other provision in this Agreement, the representations and warranties in this Section 4.15 and in Section 4.6 and are the only representations and warranties in this Agreement with respect to the Tax matters of Parent and the Parent Subsidiaries.

Section 4.16 Environmental Matters. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect:

(a) Parent and the Parent Subsidiaries hold, and are currently, and at all times since January 1, 2012 have been, in compliance with all permits, licenses, registrations and other governmental authorizations required under all Environmental Laws for Parent and the Parent Subsidiaries to conduct their operations (“Parent Environmental Permits”), and are currently, and at all times since January 1, 2012 have been, otherwise in compliance with all applicable Environmental Laws and, to the Knowledge of Parent, there is no condition that would reasonably be expected to prevent or interfere with compliance with all applicable Environmental Laws and all applicable Parent Environmental Permits in the future.

(b) Neither Parent nor any Parent Subsidiary has received any written Parent Environmental Claim and Parent has no Knowledge of any pending or threatened Parent Environmental Claim.

(c) None of the property currently or formerly owned, leased, occupied, or operated by Parent or the Parent Subsidiaries is affected by any condition, and there has been no activity or failure to take any action by Parent, that could reasonably be expected to result in a liability or obligation for Parent under any Environmental Law.

(d) No waste has been disposed of by Parent or the Parent Subsidiaries at any site or location that could give rise to a liability under any Environmental Law.

(e) No underground storage tanks, friable asbestos, lead-based paint, or polychlorinated biphenyls are located at any property currently owned, leased or operated by Parent or any Parent Subsidiaries.

(f) No Hazardous Material has been generated, transported, treated, stored, installed, disposed of, arranged to be disposed of, Released or threatened to be Released at, on, from or under any of the properties or facilities currently or formerly owned, leased or otherwise used by Parent or the Parent Subsidiaries, in material violation of, or in a manner or to a location that could give rise to liability to Parent or the Parent Subsidiaries under Environmental Laws.

(g) Neither Parent nor any Parent Subsidiary has assumed by contract, agreement (including any administrative order, consent agreement, release, waiver, lease or sale lease-back) or operation of law, or otherwise agreed, to (i) indemnify or hold harmless any other Person for any violation of any Environmental Law or any obligation or liability thereunder, or (ii) assume any liability for any Release of any Hazardous Material, conduct any response, removal or remedial action with regard to any Release of any Hazardous Material, or implement any institutional controls (including any deed restrictions) regarding any existing Hazardous Materials.

Section 4.17 Parent Assets.

(a) Parent and the Parent Subsidiaries have valid title to, or in the case of leased property have valid leasehold interests in, all of their respective material tangible properties and assets (real, personal or mixed) (the “Parent Assets”), including all such Parent Assets reflected in the Parent Balance Sheet or acquired since the date thereof (except as may have been disposed of since September 30, 2016 or may be disposed of after the date of this Agreement in accordance with this Agreement in either case in the ordinary course of business consistent with past practice), in each case, free and clear of any Liens, except Permitted Liens. All properties and assets (including the Parent Real Property) reflected in the Parent Balance Sheet, taken as a whole, had a fair market and realizable value at least equal to the value thereof as reflected therein, and on the date of the Parent Balance Sheet. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, all significant operating equipment of Parent and its Subsidiaries is in good operating condition, ordinary wear and tear excepted.

(b) Section 4.17(b) of the Parent Disclosure Letter sets forth a true, correct and complete list as of the date hereof of each satellite owned by Parent or any Parent Subsidiary (the “Parent Satellites”), including with respect to each such Parent Satellite (i) the launch date, (ii) the best ground resolution, (iii) the annual collection capacity, (iv) the orbital altitude, (v) the expected end of depreciable life and (vi) the net book value. Parent or a Parent Subsidiary has the right to operate each of the Parent Satellites. As of the date hereof, there are no material abnormalities, material diminution of capacity, material degradation of, damage to, material loss of or destruction of each such Parent Satellite.

Section 4.18 Insurance. Since January 1, 2015, Parent and the Parent Subsidiaries have maintained continuous insurance coverage, in each case, in those amounts and covering those risks as Parent reasonably has determined to be appropriate or as required by applicable Law.

Section 4.19 Financing. Parent has delivered true, correct and complete copies of a commitment letter from Royal Bank of Canada, RBC Capital Markets, Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (together with their Affiliates, successors and assigns permitted thereunder, the “Debt Providers”) together with any related fee letters (solely in the case of the fee letter, with only the fee amounts, pricing, “market flex” provisions and other economic terms contained therein redacted (collectively, the “Commitment Letter”) whereby such financial institutions have committed, upon the terms and subject to the conditions set forth therein, to provide debt financing in the amounts described therein. As of the date of this Agreement, the Commitment Letter has not been amended, supplemented or modified, and, to the Knowledge of Parent, the respective commitments contained in the Commitment Letter have not been withdrawn, terminated or rescinded in any respect, and, to the Knowledge of Parent, no amendment, termination or modification is contemplated, except as set forth in the Commitment Letter (it being understood that the exercise of “market flex” provisions under the fee letter shall not be deemed an amendment or modification). As of the date of this Agreement, there are no side letters or other agreements or contracts of any kind, in each case, to which Parent or any of its Subsidiaries is a party, relating to the debt financing that reduces the amount of, or otherwise affects the conditionality or availability of, the Financing on the Closing Date, other than as expressly set forth in the Commitment Letter. There are no conditions precedent or contingencies related to the funding of the full amount of the Financing, other than as expressly set forth in the Commitment Letters. The Commitment Letter, in the form so delivered, is in full force and effect as of the date of this Agreement and is a legal, valid and binding obligation of Parent and, to the Knowledge of Parent, the other parties thereto, in each case except as the enforceability thereof may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws relating to the enforcement or creditors’ rights generally or by general principles of equity. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent under any term or condition of the Commitment Letter. As of the date of this Agreement (a) Parent is not aware of any fact or occurrence that makes any of the assumptions, or the representations or warranties of Parent, in the Commitment Letter inaccurate in any material respect, (b) assuming the conditions set forth in Section 6.1 and Section 6.3 have been satisfied, Parent has no reason to believe that any of the conditions to the Financing will fail to be satisfied on the Closing Date and (c) Parent has no reason to believe that any portion of the Financing to be made available on the Closing Date pursuant to the Commitment Letter will not be made available to Parent on the Closing Date. Parent has fully paid any and all commitment fees or other fees required by the Commitment Letter to be paid by it on or prior to the date of this Agreement. Parent expressly acknowledges that its ability to obtain financing is not a condition to its obligations under this Agreement.

Section 4.20 Related Party Transactions. Section 4.18 of the Parent Disclosure Letter contains a complete and correct list of all agreements, contracts, transfers of assets or liabilities or other commitments or transactions, whether or not entered into in the ordinary course of business, to or by which Parent or any of its Subsidiaries, on the one hand, and any of their respective affiliates (other than Parent or any of its direct or indirect wholly owned Subsidiaries) on the other hand, are or have been a party or otherwise bound or affected, and that (a) are currently pending, in effect or have been in effect at any time since December 31, 2015 or (b) involve continuing liabilities and obligations that, individually or in the aggregate, have been, are or will be material to Parent and its Subsidiaries taken as a whole.

Section 4.21 Investment Company. Neither Parent nor any of the Parent Subsidiaries is an “investment company,” a company “controlled” by an “investment company,” or an “investment adviser” within the meaning of the Investment Company Act or the Advisers Act.

Section 4.22 Recommendation of Parent Board. The Parent Board, at a meeting duly called and held, (i) determined that this Agreement and the transactions contemplated hereby are in the best interests of Parent, (ii) approved this Agreement and the transactions contemplated hereby, and (iii) resolved to recommend approval of the issuance of Parent Common Shares to be issued in connection with this Agreement to the shareholders of Parent (the “Parent Board Recommendation”).

Section 4.23 Brokers. Except for Bank of America Merrill Lynch and BMO Nesbitt Burns Inc., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or any of its Subsidiaries. Parent is solely responsible for the fees and expenses of Bank of America Merrill Lynch and BMO Nesbitt Burns Inc. as and to the extent set forth in the engagement letters dated February 20, 2017 and February 10, 2017, respectively. Parent has previously delivered to the Company a true and correct copy of such engagement letters.

Section 4.24 Merger Sub. Merlin Holdco is the sole stockholder of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. Since its date of incorporation or formation, as applicable, Merger Sub has not carried on any business nor conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

Section 4.25 Freely Tradeable Shares. The Parent Common Shares to be issued as the Stock Consideration shall be registered or qualified for distribution, or exempt from or not subject to any requirement for registration or qualification for distribution, under Canadian Securities Laws, U.S. federal securities laws and the state securities of each U.S. state where holders entitled to receive such shares are located. Such securities will not be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act of 1933, as amended, and shall not be subject to any “hold period” resale restrictions under National Instrument 45-102 – Resale of Securities of the Canadian Securities Regulatory Authorities, provided the conditions in subsection 2.6(3) (paragraphs 2 through 5) thereof are satisfied in respect of any such trade.

Section 4.26 No Other Representations or Warranties. Except for the representations and warranties expressly contained in this Article IV and Section 5.7(b), neither Parent nor any other Person makes any other express or implied representation or warranty on behalf of Parent or any of its affiliates in connection with this Agreement or the transactions contemplated hereby. Parent, Merlin Holdco and Merger Sub hereby acknowledge and agree that, except for the representations and warranties set forth in Article III and Section 5.7(b) (in each case as qualified and limited by the Company Disclosure Letter), none of the Company or any of its Subsidiaries, or any of their respective affiliates, stockholders or Representatives, or any other Person, has made or is making any express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business or operations, including with respect to any information provided or made available to Parent, Merlin Holdco, Merger Sub or any of their respective affiliates, stockholders or Representatives, or any other Person, or, except as otherwise expressly set forth in this Agreement, had or has any duty or obligation to provide any information to Parent, Merlin Holdco, Merger Sub or any of their respective affiliates, stockholders or Representatives, or any other Person, in connection with this Agreement, the transactions contemplated hereby or otherwise.

Section 4.27 Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans. In connection with the due diligence investigation of the Company by Parent, Merlin Holdco, Merger Sub and their respective affiliates, stockholders and Representatives, Parent, Merlin Holdco, Merger Sub and their respective affiliates, stockholders and Representatives have received from the Company and its affiliates, stockholders and Representatives certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and its business and operations. Parent, Merlin Holdco and Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking information, as well as such business plans, so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans). Parent, Merlin Holdco and Merger Sub each expressly disclaims that it is relying upon or has relied upon any representations or warranties or other statements or omissions that may have been made by the Company or any Person with respect to the Company other than the representations and warranties set forth in this Agreement.

ARTICLE V

COVENANTS

Section 5.1 Interim Operations of the Company. The Company covenants and agrees as to itself and the Company Subsidiaries that during the period from the date of this Agreement until the Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Section 7.1, except (w) for matters set forth in Section 5.1 of the Company Disclosure Letter, (x) for matters expressly permitted or required by this Agreement, (y) as required by applicable Law or (z) as consented to in writing by Parent after the date of this Agreement and prior to the Effective Time (which, except with respect to Section 5.1(b) and Section 5.1(r) solely as they relate to the Specified Matter set forth in Section 5.1 of the Company Disclosure Letter, consent shall not be unreasonably withheld, conditioned or delayed):

(a) the business of the Company and the Company Subsidiaries shall be conducted in all material respects in the ordinary course consistent with past practices, and the Company shall use its reasonable best efforts to preserve intact its business organization and goodwill and the business organization and goodwill of the Company Subsidiaries, maintain its rights, franchises, licenses and other authorizations issued by Governmental Entities, to keep available the services of their current officers and employees and preserve and maintain existing relations with customers, suppliers, officers, employees and creditors;

(b) the Company shall not, nor shall it permit any of the Company Subsidiaries to, incur or commit to any capital expenditures, other than capital expenditures and obligations or liabilities incurred or committed to in an amount not materially greater in the aggregate than, and during the same calendar quarter set forth in, 110% of the Company’s current capital budget attached to Section 5.1(b) of the Company Disclosure Letter, provided that the limit for any calendar quarter shall be deemed increased by the amount of capital expenditures not made in any applicable prior calendar quarter or quarters and the amount of capital expenditures allocated for any calendar quarter may be increased by no more than $10 million from a future calendar quarter so long as the amount of capital expenditures allocated for any calendar year remains the same.

(c) the Company shall not, nor shall it permit any of the Company Subsidiaries to, amend its certificate of incorporation or bylaws or similar organizational documents;

(d) the Company shall not, nor shall it permit any of the Company Subsidiaries to (i) declare, set aside or pay any dividend or other distribution, whether payable in cash, stock or any other property or right, with respect to its capital stock, other than dividends and distributions by a direct or indirect Company Subsidiary to the Company or another Company Subsidiary (such dividends to be made, in proportion to the ownership thereof and consistent with past practice in the case of a distribution by a less than wholly owned direct or indirect Company Subsidiary) and other than dividends provided for in the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of the Company and paid by the Company consistent with past practice; (ii) adjust, split, combine, consolidate, subdivide or reclassify any of its capital stock, other equity interests or voting securities or securities convertible into or exchangeable or exercisable for capital stock or other equity interests or voting securities or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock, other equity interests or voting securities; or (iii) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock or voting securities of, or equity interests in, the Company or any of the Company Subsidiaries or any securities of Company or any of its Subsidiaries convertible into or exchangeable or exercisable for capital stock or voting securities of, or equity interests in, the Company or any of the Company Subsidiaries, or any warrants, calls, options or other rights to acquire any such capital stock, securities or interests, other than with respect to this clause (iii), (A) the withholding or acquisition of shares of Company Common Stock to satisfy tax obligations or any applicable exercise or purchase price with respect to awards granted pursuant to the Company Equity Plans or (B) the acquisition by the Company of awards granted pursuant to the Company Equity Plans in connection with the termination or forfeiture of such awards in accordance with the terms of such awards;

(e) the Company shall not, nor shall it permit any of the Company Subsidiaries to issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien (i) any shares of capital stock of the Company or any of the Company Subsidiaries (other than shares of Company Common Stock issued upon conversion of Company Convertible Preferred Stock in accordance with the terms of the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of the Company), (ii) any other equity interests or voting securities of the Company or any of the Company Subsidiaries, (iii) any securities convertible into or exchangeable or exercisable for capital stock or voting securities of, or other equity interests in, the Company or any of the Company Subsidiaries, (iv) any warrants, calls, options or other rights to acquire any capital stock or voting securities of, or other equity interests in, the Company or any of the Company Subsidiaries, any rights issued by the Company or any of the Company Subsidiaries that are linked in any way to the price of any class of Company Capital Stock or any shares of capital stock of any Company Subsidiary, the value of the Company, any Company Subsidiary or any part of the Company or any Company Subsidiary or any dividends or other distributions declared or paid on any shares of capital stock of the Company or any of the Company Subsidiaries or (v) any Company Voting Debt, in each case other than the issuance of shares of Company Common Stock upon the exercise of Company Options and the payment of Company RSUs outstanding on the date of this Agreement and in accordance with their terms on the date of this Agreement and any grants, pledges, encumbrances or Liens with respect to the Company Existing Credit Facility;

(f) the Company shall not, nor shall it permit any of the Company Subsidiaries to do any of the following other than, in each case, in the ordinary course of business consistent with past practice, as required to comply with applicable Law, as contemplated, permitted or required by this Agreement, or as required by the existing terms of any Company Benefit Plan: (i) grant any increase in the compensation or benefits payable or to become payable by the Company or any of the Company Subsidiaries to any former or current director or executive officer of the Company or any of the Company Subsidiaries, (ii) grant any increase in the compensation or benefits payable or to become payable by the Company or any of the Company Subsidiaries to any former or current non-executive officer or employee of the Company or any of the Company Subsidiaries, (iii) grant any additional rights to severance or termination pay to, or enter into any severance agreement with, any former or current director, officer or employee of the Company or any of the Company Subsidiaries, (iv) establish, adopt, enter into, amend or terminate any bonus, profit sharing, thrift, pension, retirement, deferred compensation, employment, termination or severance plan, agreement, trust, fund, policy or other benefit arrangement as to any such former or current director, officer or employee of the Company or any of the Company Subsidiaries, or (v) accelerate the vesting or payment of compensation or benefits under any Company Benefit Plan; provided, however, that this Section 5.1(f) shall not restrict the Company or any of the Company Subsidiaries from entering into or making available to newly hired employees or to other employees (in the context of promotions based on job performance or workplace requirements, in each case in the ordinary course of business) plans, agreements, benefits and compensation arrangements (including incentive grants) that have a value that is consistent with the past practice of making compensation and benefits available to newly hired or promoted employees in similar positions;

(g) the Company shall not, nor shall it permit any of the Company Subsidiaries to, make any material change to its methods of accounting, except in accordance with changes in U.S. GAAP as concurred to by the Company’s independent auditors;

(h) the Company shall not, nor shall it permit any of the Company Subsidiaries to, acquire by merging or consolidating with, by purchasing an equity interest in or a material portion of the business of, or by any other manner, any Person or other business organization (other than any wholly owned Subsidiary of the Company), division or business of such Person or any assets if the aggregate amount of the consideration paid or transferred by the Company and the Company Subsidiaries in connection with such transaction and all other such transactions after the date of this Agreement would exceed, individually or in the aggregate, $10,000,000 or if such transaction would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Merger or any of the other transactions contemplated by this Agreement;

(i) the Company shall not, nor shall it permit any of the Company Subsidiaries to, sell, lease, license (except in the ordinary course of business), mortgage, sell and leaseback, exchange, transfer, pledge, hypothecate, grant any security interest in, or otherwise subject to any other Lien other than Permitted Liens or otherwise dispose of, or agree to sell, lease, license (except in the ordinary course of business), mortgage, sell and leaseback, exchange, transfer, pledge, hypothecate, grant any security interest in, or otherwise subject to any other Lien other than Permitted Liens or otherwise dispose of, any of the Company Assets or any interests therein that individually have a fair market value in excess of $10,000,000, in the aggregate have a fair market value in excess of $25,000,000, or are otherwise material, individually or in the aggregate, to Company;

(j) the Company shall not, nor shall it permit any of the Company Subsidiaries to, incur any Indebtedness, except for (i) Indebtedness incurred in the ordinary course of business pursuant to existing letters of credit or the Company Existing Credit Facility not to exceed $25,000,000 in the aggregate (for clarity, such amounts may be incurred, repaid and, subject to such limitation, incurred again), (ii) Indebtedness in replacement of existing Indebtedness, (iii) guarantees by the Company of existing Indebtedness of any of its wholly-owned Company Subsidiaries, (iv) letters of credit regarding performance bonds, refund bonds or bid bonds or (v) intercompany debt;

(k) the Company shall not, nor shall it permit any of the Company Subsidiaries to, make any loans, advances or capital contributions to, or investments in, any other Person (other than to wholly-owned Company Subsidiaries, or by such Company Subsidiaries to the Company or other wholly-owned Company Subsidiaries) exceeding $10,000,000 in the aggregate;

(l) the Company shall not, nor shall it permit any of the Company Subsidiaries to (i) except in the ordinary course of business and except as set forth in clause (ii) of this Section 5.1(l), pay, discharge or satisfy any material claims (including claims of stockholders), liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) where such payment, discharge or satisfaction would require any material payment except for the payment, discharge or satisfaction of liabilities or obligations in accordance with the terms of the Company Benefit Plans and Company Material Contracts made available to Parent as in effect on the date of this Agreement or the repayment of intercompany debt, or (ii) compromise, settle, grant any waiver or release relating to any Litigation, other than settlements or compromises of litigation where the aggregate amount paid or to be paid does not exceed $2,500,000 for any individual claim or series of related claims, or $10,000,000 in the aggregate for all claims;

(m) the Company shall not, nor shall it permit any of the Company Subsidiaries to, engage in any transaction with (except (i) pursuant to agreements in effect at the time of this Agreement insofar as such agreements are disclosed in Section 3.21 of the Company Disclosure Letter and (ii) as permitted under Section 5.1(f)), or enter into or materially amend any agreement, arrangement, or understanding, directly or indirectly, with any of the Company’s affiliates;

(n) the Company shall not, nor shall it permit any of the Company Subsidiaries to, (i) adopt or change any material method of Tax accounting, (ii) make or change any material Tax election, except as consistent with past practice, (iii) make a material amendment to any Tax Return, (iv) surrender any right to claim a material refund or offset of any Taxes, or (v) make a request for a material Tax ruling, enter into a closing agreement with respect to or settle or compromise any material Tax liability;

(o) the Company shall not, nor shall it permit any of the Company Subsidiaries to, adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the Merger) or any agreement relating to a Company Acquisition Proposal, except as provided for in Section 5.3(b)(ii);

(p) the Company shall not, nor shall it permit any of the Company Subsidiaries to, enter into or amend any Contract, if such Contract or amendment of a Contract would reasonably be expected to prevent, materially impede, or materially delay the consummation of the Merger;

(q) the Company shall not, nor shall it permit any of its Subsidiaries to, enter into or amend any Company Material Contract that would materially restrain, limit or impede the Company’s or any of the Company Subsidiaries’ ability to compete with or conduct any business or line of business, including geographic limitations on the Company’s or any of the Company Subsidiaries’ activities;

(r) the Company shall not, nor shall it permit any of the Company Subsidiaries to, (i) terminate or cancel any Company Material Contract (other than the non-renewal of existing Company Material Contracts and other than the termination or cancellation of Company Material Contracts in the ordinary course of business) or (ii) enter into or amend any Contract that, if entered into on the date hereof, would have been a Company Material Contract, unless in the case of this clause (ii), (A) such Contract is entered into in the ordinary course of business, consistent with past practice and (B) such Contract, or in the case of an amendment, such amendment, does not require Company or any of the Company Subsidiaries to make payments in excess of $20,000,000 over the term of such Contract;

(s) except in the ordinary course of the Company’s or the Company Subsidiaries’ business consistent with past practice, the Company shall not, nor shall it permit any of the Company Subsidiaries to, (i) grant, agree to grant to any Person, or dispose of or permit to lapse any rights to any material Intellectual Property, or disclose or agree to disclose to any Person, other than representatives of Parent, any material Trade Secret, or (ii) compromise, settle or agree to settle, or consent to judgment in, any one or more actions or institute any action concerning any material Intellectual Property;

(t) the Company shall not, nor shall it permit any of the Company Subsidiaries to, enter into an agreement, contract, commitment or arrangement to do any of the foregoing; and

(u) the Company shall not, and shall not permit any Company Subsidiary to, take any action which would cause Parent to be treated as a domestic corporation for U.S. federal income tax purposes pursuant to Section 7874(b) of the Code from and after the Closing Date as a result of the Merger.

Section 5.2 Interim Operations of Parent. Parent covenants and agrees as to itself and the Parent Subsidiaries that during the period from the date of this Agreement until the Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Section 7.1, except (w) for matters set forth in Section 5.2 of the Parent Disclosure Letter, (x) for matters expressly permitted or required by this Agreement, (y) as required by applicable Law or (z) as consented to in writing by the Company after the date of this Agreement and prior to the Effective Time (which consent shall not be unreasonably withheld, delayed or conditioned):

(a) the business of Parent and the Parent Subsidiaries shall be conducted in all material respects in the ordinary course consistent with past practices, and Parent shall use its reasonable best efforts to preserve intact its business organization and goodwill and the business organization and goodwill of the Parent Subsidiaries, maintain its rights, franchises, licenses and other authorizations issued by Governmental Entities, to keep available the services of their current officers and employees and preserve and maintain existing relations with customers, suppliers, officers, employees and creditors;

(b) Parent and its Subsidiaries will use their reasonable best efforts to continue to, in consultation with the Government of Canada and its key stakeholders, execute its United States access strategy, which will include further restructuring of all or part of Parent’s corporate and operating structure so that the ultimate parent of the Company and Merlin Holdco is incorporated in the United States by the end of 2019, subject to customary approvals;

(c) Parent shall not amend the Parent Notice of Articles and the Parent Articles and Merlin Holdco shall not adopt any material change in the comparable similar organizational documents of the Parent Subsidiaries that would adversely affect the consummation of the Merger or the other transactions contemplated by this Agreement;

(d) Parent and Merlin Holdco shall not, nor shall Merlin Holdco permit any of the Parent Subsidiaries to, (i) declare, set aside or pay any dividend or other distribution, whether payable in cash, stock or any other property or right, with respect to its capital stock, other than the payment by Parent of quarterly cash dividends on Parent Common Shares consistent with past practice at a rate not to exceed a quarterly rate of CAD$0.37 per Parent Common Share and dividends and distributions by a direct or indirect Parent Subsidiary to Parent or another Parent Subsidiary; (ii) adjust, split, combine, consolidate, subdivide or reclassify any of its capital stock, other equity interests or voting securities or securities convertible into or exchangeable or exercisable for capital stock or other equity interests or voting securities or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock, other equity interests or voting securities; or (iii) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock or voting securities of, or equity interests in, Parent or any of the Parent Subsidiaries or any securities of Parent or any of its Subsidiaries convertible into or exchangeable or exercisable for capital stock or voting securities of, or equity interests in, Parent or any of the Parent Subsidiaries, or any warrants, calls, options or other rights to acquire any such capital stock, securities or interests, other than with respect to this clause (iii), (A) the withholding of shares of Parent Common Shares to satisfy tax obligations with respect to awards granted pursuant to the Parent Share Plans, (B) the acquisition by Parent of awards granted pursuant to the Parent Share Plans in connection with the termination or forfeiture of such awards or (C) the acquisition, redemption or repurchase or cash settlement by Parent or any Parent Subsidiary of its obligations under any awards granted pursuant to the Parent Share Plans;

(e) Parent and Merlin Holdco shall not, nor shall Merlin Holdco permit any of the Parent Subsidiaries to issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien (i) any shares of capital stock of Parent or any of the Parent Subsidiaries, (ii) any other equity interests or voting securities of Parent or any of the Parent Subsidiaries, (iii) any securities convertible into or exchangeable or exercisable for capital stock or voting securities of, or other equity interests in, Parent or any of the Parent Subsidiaries, (iv) any warrants, calls, options or other rights to acquire any capital stock or voting securities of, or other equity interests in, Parent or any of the Parent Subsidiaries or (v) any Parent Voting Debt, in each case other than (A) the issuance of shares of Parent Common Shares in connection with the conversion or vesting of Parent equity awards outstanding as of the date hereof or Parent equity awards issued after the date hereof in the ordinary course of business consistent with past practice, or the issuance of Parent equity awards in the ordinary course of business consistent with past practice pursuant to any Parent Share Plans sponsored or maintained by Parent, (B) the issuance by a wholly owned Subsidiary of Parent of such Subsidiary’s capital stock or other equity interests to Parent or any other wholly owned Subsidiary of Parent; (C) any grants, pledges, encumbrances or Liens with respect to the Parent Existing Credit Facility or the Parent Note Purchase Agreement, (D) sales of Parent Common Shares in a public offering for cash consideration if the number of shares of Parent Common Shares so issued does not exceed in the aggregate 10% of the issued and outstanding Parent Common Shares as of the date of this Agreement, (E) issuances of Parent Common Shares as consideration in an acquisition, by merger or otherwise, of assets or any Person, subject to compliance with Section 5.2(h), and (F) issuances of Parent Common Shares for cash consideration in connection with (1) the repayment of any Indebtedness of the Company and its Subsidiaries or (2) any financing in connection with the consummation of the transactions contemplated by this Agreement;

(f) Parent and Merlin Holdco shall not, nor shall Merlin Holdco permit any of the Parent Subsidiaries to, make any material change to its methods of accounting, except in accordance with changes in IFRS as concurred to by the Parent’s independent auditors;

(g)(i) Parent and Merlin Holdco shall not adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Parent or Merlin Holdco (other than the Merger and other than as required or permitted pursuant to Section 5.2(b)) and (ii) except as would not or would not reasonably be expected to prevent, materially impede or materially delay the consummation of the Merger, Parent and Merlin Holdco shall not and Merlin Holdco shall not permit any of the Parent Subsidiaries to adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Parent Subsidiaries (other than the Merger);

(h) except as would not or would not reasonably be expected to prevent, materially impede or delay the consummation of the Merger, Parent and Merlin Holdco shall not acquire by merger or otherwise, any assets or securities of any Person (other than another wholly owned Subsidiary of Parent or Merlin Holdco) or any portion of the business or property of any entity or merger, consolidate or enter into any other business combination transaction with any Person (other than another wholly owned Subsidiary of Parent or Merlin Holdco);

(i) Parent and Merlin Holdco shall not, nor shall Merlin Holdco permit any of the Parent Subsidiaries to, enter into an agreement, contract, commitment or arrangement to do any of the foregoing; and

(j) the Parent shall not, and shall not permit any Parent Subsidiary to, take any action which would cause Parent to be treated as a domestic corporation for U.S. federal income tax purposes pursuant to Section 7874(b) of the Code from and after the Closing Date as a result of the Merger.

Section 5.3 Non-Solicitation by Company; Company Change in Recommendation.

(a) Except as permitted by this Section 5.3, the Company shall, and the Company shall cause its Subsidiaries and shall use its reasonable best efforts to cause its Representatives to, immediately cease, and cause to be terminated, any solicitation, encouragement, discussion or negotiation with any Persons conducted heretofore by or on behalf of the Company with respect to any actual or potential Company Acquisition Proposal, and with respect to third Persons with whom discussions or negotiations have been terminated on, prior to or subsequent to the date hereof, the Company shall request and use its commercially reasonable efforts to obtain (it being understood that such efforts shall not require the Company to engage in litigation), pursuant to its contract rights, the return or the destruction of confidential information previously furnished by the Company, its Subsidiaries or any of its or their Representatives. Except as otherwise specifically permitted by this Section 5.3, the Company shall not, and shall cause its Subsidiaries and shall use its reasonable best efforts to cause any of its or their Representatives not to, (i) initiate, solicit, knowingly facilitate or knowingly encourage (including by furnishing or providing information) any inquiries, proposals or offers with respect to, or the making of, any proposal or offer that constitutes, or could reasonably be expected to lead to a Company Acquisition Proposal; (ii) enter into, participate or engage in or continue any discussions or negotiations with any Person with respect to a Company Acquisition Proposal or any inquiry or indication of interest that could reasonably be expected to lead to a Company Acquisition Proposal; (iii) furnish or provide any non-public information regarding the Company or its Subsidiaries to any Person, or provide access to any Person to the properties, assets or employees of the Company or its Subsidiaries in connection with or in response to a Company Acquisition Proposal or any inquiry or indication of interest that could reasonably be expected to lead to a Company Acquisition Proposal; (iv) approve or recommend to the Company’s stockholders any Company Acquisition Proposal; or (v) approve or recommend to the Company’s stockholders, or execute or enter into, any letter of intent or agreement in principal, or any other Contract contemplating or otherwise relating to a Company Acquisition Proposal (other than a Company Acceptable Confidentiality Agreement as provided in Section 5.3(b)(ii)).

(b) Notwithstanding anything to the contrary in this Section 5.3, the Company may:

(i) to the extent required by applicable Law, comply with Rule 14e-2(a) and Rule 14d-9 promulgated under the Exchange Act; provided, however, that the Company shall not, except as expressly permitted by Section 5.3(c), make any Company Adverse Recommendation Change in any disclosure document or communication filed or publicly issued or made in conjunction with the compliance with such requirements; and

(ii) prior to the adoption of this Agreement by the Company’s stockholders, the Company may engage in the activities prohibited by Section 5.3(a)(ii) and Section 5.3(a)(iii) with any Person who has made a bona fide written Company Acquisition Proposal that did not result from a material violation of Section 5.3(a); provided, however, that (A) no non-public information may be furnished to such Person until the Company enters into an executed Company Acceptable Confidentiality Agreement with such Person; provided, further, that any such Company Acceptable Confidentiality Agreement may not contain provisions that prohibit the Company from complying with the provisions of this Section 5.3 and the Company shall substantially concurrently provide to Parent any information concerning the Company or its Subsidiaries provided to any other Person in connection with a Company Acquisition Proposal that was not previously provided or made available to Parent; (B) prior to engaging in any activities prohibited by Section 5.3(a)(ii) and Section 5.3(a)(iii), the Company shall provide Parent with written notice of the identity of such Person and of the Company’s intention to take such action; and (C) prior to taking any such actions (other than solely to clarify the terms and conditions of a Company Acquisition Proposal), the Company Board shall have determined in good faith, after consultation with its outside legal counsel and independent financial advisors, that such Company Acquisition Proposal is, or could reasonably be expected to lead to a Company Superior Proposal, and after consultation with its outside counsel, the Company Board determines in good faith that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law.

(c) Notwithstanding anything to the contrary in this Section 5.3, prior to the obtaining of the Company Stockholder Approval, the Company Board may (i) in the case of a Company Acquisition Proposal that did not result from a material violation of Sections 5.3(a) or 5.3(b), make a Company Adverse Recommendation Change or terminate this Agreement pursuant to Section 7.1 if the Company Board shall have determined in good faith, after consultation with its outside legal counsel and independent financial advisors, that such Company Acquisition Proposal constitutes a Company Superior Proposal and the failure of the Company Board to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law; or (ii) in the absence of a Company Acquisition Proposal, and solely in response to a Company Intervening Event, make a Company Adverse Recommendation Change if the Company Board shall have determined in good faith, after consultation with its outside legal counsel and independent financial advisors, that the failure of the Company Board to make such Company Adverse Recommendation Change in response to such Company Intervening Event would be inconsistent with the directors’ fiduciary duties under applicable Law. The Company Board shall not make a Company Adverse Recommendation Change pursuant to Section 5.3(c)(i) or terminate this Agreement pursuant to Section 7.1(g) unless prior to taking such action (A) the Company has given Parent prior written notice (which notice shall (1) include a copy of the proposed transaction agreements with the Person making such Company Superior Proposal, (2) specify the material terms and conditions of any such Company Superior Proposal not otherwise reflected by the agreements reflected in clause (1) (including the identity of the Person making such Company Superior Proposal), and (3) inform Parent that the Company intends to take such action at the end of the Company Superior Proposal Notice Period) (such notice being referred to herein as a “Company Superior Proposal Notice”); (B) the Company has negotiated and has used its reasonable best efforts to cause its Representatives to negotiate, in good faith with Parent, to the extent Parent wishes to negotiate, during the period starting on the date Parent receives the Company Superior Proposal Notice and ending at 11:59 p.m., Eastern Time on the fourth Business Day following such receipt (such time, a “Company Superior Proposal Notice Period”), with respect to any revisions of the terms of this Agreement proposed by Parent; and (C) at the end of such Company Superior Proposal Notice Period, the Company Board shall have determined in good faith, after consultation with its outside legal counsel and independent financial advisors and taking into account any proposed binding changes to the terms and conditions of this Agreement proposed by Parent in response to such Company Acquisition Proposal, that such Company Acquisition Proposal remains a Company Superior Proposal and that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law. The Parties agree that any amendment to the financial terms or other material terms of a Company Superior Proposal following the delivery of a Company Superior Proposal Notice in respect of such Company Superior Proposal shall require delivery of another Company Superior Proposal Notice and another Company Superior Proposal Notice Period in respect of such amended Company Superior Proposal, except that if the only change to the Company Superior Proposal is a change in price, then the Company Superior Proposal Notice Period shall be the greater of the remaining time of the Company Superior Proposal Notice Period in effect prior to the delivery of such new Company Superior Proposal Notice and the period starting on the date Parent receives such new Company Superior Proposal Notice and ending at 11:59 p.m., Eastern Time on the second Business Day following such receipt. The Company Board shall not make a Company Adverse Recommendation Change pursuant to Section 5.3(c)(ii) unless prior to taking such action: (A) the Company has given Parent prior written notice (which notice shall (1) provide a detailed description of the Company Intervening Event and (2) inform Parent that the Company intends to make such Company Adverse Recommendation Change at the end of the Company Intervening Event Notice Period) (such notice being referred to herein as a “Company Intervening Event Notice”); (B) the Company has negotiated, and has used its reasonable best efforts to cause its Representatives to negotiate, in good faith with Parent, to the extent Parent wishes to negotiate, during the period starting on the date Parent receives the Company Intervening Event Notice and ending at 11:59 p.m., Eastern Time on the fourth Business Day following such receipt (such time, a “Company Intervening Event Notice Period”), with respect to any revisions to the terms of this Agreement proposed by Parent; and (C) following the end of such Company Intervening Event Notice Period, the Company Board shall have considered in good faith any changes to this Agreement proposed in writing by Parent, and shall have determined in good faith, after consultation with its outside legal counsel and independent financial advisors, that notwithstanding such proposed changes, failure to take such actions in response to a Company Intervening Event would be inconsistent with the directors’ fiduciary duties under applicable Law.

(d) The Company shall advise Parent in writing within 24 hours of the receipt of (i) any Company Acquisition Proposal, and (ii) any request for material non-public information relating to the Company or any of its Subsidiaries made by any Person, and any inquiry or request for discussions or negotiations with the Company or any of its Representatives, in each case relating to a Company Acquisition Proposal or which could reasonably be expected to lead to a Company Acquisition Proposal. The Company shall provide to Parent, within such 24 hour time period, the identity of each Person that makes a Company Acquisition Proposal or request and a copy of any such Company Acquisition Proposal or request (or, where no such copy is available, a description of the material terms of any such Acquisition Proposal or request). The Company shall keep Parent informed on a reasonably prompt basis of the status of any such Company Acquisition Proposal or request (including the identity of the parties and price involved and any material change to the material terms and conditions thereof) and provide Parent as promptly as reasonably practicable, and in any event within 24 hours, with copies of all correspondence and other written material sent to or received from the party or parties making such Company Acquisition Proposal (or such party’s or parties’ Representatives) in connection with any such Company Acquisition Proposal or request.

Section 5.4 Non-Solicitation by Parent; Parent Change in Recommendation.

(a) Except as permitted by this Section 5.4, Parent shall, and Parent shall cause its Subsidiaries and shall use its reasonable best efforts to cause its Representatives to, immediately cease, and cause to be terminated, any solicitation, encouragement, discussion or negotiation with any Persons conducted heretofore by or on behalf of Parent with respect to any actual or potential Parent Acquisition Proposal, and with respect to third Persons with whom discussions or negotiations have been terminated on, prior to or subsequent to the date hereof, Parent shall request and use its commercially reasonable efforts to obtain, pursuant to its contract rights, the return or the destruction of confidential information previously furnished by Parent, its Subsidiaries or any of its or their Representatives. Except as otherwise specifically permitted by this Section 5.4, Parent shall not, and shall cause its Subsidiaries and shall use its reasonable best efforts to cause any of its or their Representatives not to, (i) initiate, solicit, knowingly facilitate or knowingly encourage (including by furnishing or providing information) any inquiries, proposals or offers with respect to, or the making of, any proposal or offer that constitutes, or could reasonably be expected to lead to a Parent Acquisition Proposal; (ii) enter into, participate or engage in or continue any discussions or negotiations with any Person with respect to a Parent Acquisition Proposal or any inquiry or indication of interest that could reasonably be expected to lead to a Parent Acquisition Proposal; (iii) furnish or provide any non-public information regarding Parent or its Subsidiaries to any Person, or provide access to any Person to the properties, assets or employees of Parent or its Subsidiaries in connection with or in response to a Parent Acquisition Proposal or any inquiry or indication of interest that could reasonably be expected to lead to a Parent Acquisition Proposal; (iv) approve or recommend to Parent’s stockholders any Parent Acquisition Proposal; or (v) approve or recommend to Parent’s stockholders, or execute or enter into, any letter of intent or agreement in principal, or any other Contract contemplating or otherwise relating to a Parent Acquisition Proposal (other than a Parent Acceptable Confidentiality Agreement as provided in Section 5.4(b)(ii)).

(b) Notwithstanding anything to the contrary in this Section 5.4, Parent may:

(i) To the extent required by applicable Law, comply with National Instrument 62-104 – Take-Over Bids and Issuer Bids of the Canadian Securities Regulatory Authorities; provided, however, that Parent shall not, except as expressly permitted by Section 5.4(c), make any Parent Adverse Recommendation Change in any disclosure document or communication filed or publicly issued or made in conjunction with the compliance with such requirements; and

(ii) Prior to the obtaining of the Parent Shareholder Approval, Parent may engage in the activities prohibited by Section 5.4(a)(ii) and Section 5.4(a)(iii) with any Person who has made a bona fide written Parent Acquisition Proposal that did not result from a material violation of Section 5.4(a); provided, however, that (A) no non-public information may be furnished to such Person until Parent enters into an executed Parent Acceptable Confidentiality Agreement with such Person; provided, further, that any such Parent Acceptable Confidentiality Agreement may not contain provisions that prohibit Parent from complying with the provisions of this Section 5.4 and Parent shall substantially concurrently provide to the Company any information concerning Parent or its Subsidiaries provided to any other Person in connection with a Parent Acquisition Proposal that was not previously provided or made available to the Company; (B) prior to engaging in any activities prohibited by Section 5.4(a)(ii) and Section 5.4(a)(iii), Parent shall provide the Company with written notice of the identity of such Person and of Parent’s intention to take such action; and (C) prior to taking any such actions (other than solely to clarify the terms and conditions of a Parent Acquisition Proposal), the Parent Board shall have determined in good faith, after consultation with its outside legal counsel and independent financial advisors, that such Parent Acquisition Proposal is, or could reasonably be expected to lead to a Parent Superior Proposal, and after consultation with its outside counsel, the Parent Board determines in good faith that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law.

(c) Notwithstanding anything to the contrary in this Section 5.4, prior to the obtaining of the Parent Shareholder Approval, the Parent Board may (i) in the case of a Parent Acquisition Proposal that did not result from a material violation of Section 5.4(a) or Section 5.4(b), make a Parent Adverse Recommendation Change if the Parent Board shall have determined in good faith, after consultation with its outside legal counsel and independent financial advisors, that such Parent Acquisition Proposal constitutes a Parent Superior Proposal and the failure of the Parent Board to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law; or (ii) in the absence of a Parent Acquisition Proposal, and solely in response to a Parent Intervening Event, make a Parent Adverse Recommendation Change if the Parent Board shall have determined in good faith, after consultation with its outside legal counsel and independent financial advisors, that the failure of the Parent Board to make such Parent Adverse Recommendation Change in response to such Parent Intervening Event would be inconsistent with the directors’ fiduciary duties under applicable Law. The Parent Board shall not make a Parent Adverse Recommendation Change pursuant to Section 5.4(c)(i) unless prior to taking such action

(A) Parent has given the Company prior written notice (which notice shall (1) include a copy of the proposed transaction agreements with the Person making such Parent Superior Proposal, (2) specify the material terms and conditions of any such Parent Superior Proposal not otherwise reflected by the agreements reflected in clause (1) (including the identity of the Person making such Parent Superior Proposal), and (3) inform the Company that Parent intends to take such action at the end of the Parent Superior Proposal Notice Period) (such notice being referred to herein as a “Parent Superior Proposal Notice”); (B) Parent has negotiated, and has used its reasonable best efforts to cause its Representatives to negotiate, in good faith with the Company, to the extent the Company wishes to negotiate, during the period starting on the date the Company receives the Parent Superior Proposal Notice and ending at 11:59 p.m., Eastern Time on the fourth Business Day following such receipt (such time, a “Parent Superior Proposal Notice Period”), with respect to any revisions of the terms of this Agreement proposed by the Company; and (C) at the end of such Parent Superior Proposal Notice Period, the Parent Board shall have determined in good faith, after consultation with its outside legal counsel and independent financial advisors and taking into account any proposed binding changes to the terms and conditions of this Agreement proposed by the Company in response to such Parent Acquisition Proposal, that such Parent Acquisition Proposal remains a Parent Superior Proposal and that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law. The Parties agree that any amendment to the financial terms or other material terms of a Parent Superior Proposal following the delivery of a Parent Superior Proposal Notice in respect of such Parent Superior Proposal shall require delivery of another Parent Superior Proposal Notice and another Parent Superior Proposal Notice Period in respect of such amended Parent Superior Proposal, except that if the only change to the Parent Superior Proposal is a change in price, then the Parent Superior Proposal Notice Period shall be the greater of the remaining time of the Parent Superior Proposal Notice Period in effect prior to the delivery of such new Parent Superior Proposal Notice and the period starting on the date the Company receives such new Parent Superior Proposal Notice and ending at 11:59 p.m., Eastern Time on the second Business Day following such receipt. The Parent Board shall not make a Parent Adverse Recommendation Change pursuant to Section 5.4(c)(ii) unless prior to taking such action, (i) Parent has given the Company prior written notice (which notice shall (1) provide a detailed description of the Parent Intervening Event and (2) inform the Company that Parent intends to make such Parent Adverse Recommendation Change at the end of the Parent Intervening Event Notice Period) (such notice being referred to herein as an “Parent Intervening Event Notice”); (ii) Parent has negotiated, and has used its reasonable best efforts to cause its Representatives to negotiate, in good faith with the Company, to the extent the Company wishes to negotiate, during the period starting on the date the Company receives the Parent Intervening Event Notice and ending at 11:59 p.m., Eastern Time on the fourth Business Day following such receipt (such time, a “Parent Intervening Event Notice Period”), with respect to any revisions to the terms of this Agreement proposed by the Company; and (iii) following the end of such Parent Intervening Event Notice Period, the Parent Board shall have considered in good faith any changes to this Agreement proposed in writing by the Company, and shall have determined in good faith, after consultation with its outside legal counsel and independent financial advisors, that notwithstanding such proposed changes, failure to take such actions in response to a Parent Intervening Event would be inconsistent with the directors’ fiduciary duties under applicable Law.

(d) Parent shall advise the Company in writing within 24 hours of the receipt of (i) any Parent Acquisition Proposal, and (ii) any request for material non-public information relating to Parent or any of its Subsidiaries made by any Person, and any inquiry or request for discussions or negotiations with Parent or any of its Representatives, in each case relating to a Parent Acquisition Proposal or which could reasonably be expected to lead to a Parent Acquisition Proposal. Parent shall provide to the Company, within such 24 hour time period, the identity of each Person that makes a Parent Acquisition Proposal or request and a copy of any such Parent Acquisition Proposal or request (or, where no such copy is available, a description of the material terms of any such Acquisition Proposal or request). Parent shall keep the Company informed on a reasonably prompt basis of the status of any such Parent Acquisition Proposal or request (including the identity of the parties and price involved and any material change to the material terms and conditions thereof) and provide the Company as promptly as reasonably practicable, and in any event within 24 hours, with copies of all correspondence and other written material sent to or received from the party or parties making such Parent Acquisition Proposal (or such party’s or parties’ Representatives) in connection with any such Parent Acquisition Proposal or request. For purposes of this Section 5.4(d), the term “Parent Acquisition Proposal” shall have the meaning assigned to such term in Section 8.5(bbb) except that all references to “20%” therein shall be deemed to be references to “50%.”

Section 5.5 Access to Information and Properties.

(a) Upon reasonable notice and subject to applicable Laws relating to the exchange of information, each of the Company and Parent shall, and shall cause each of its Subsidiaries to, afford to the authorized representatives of the other Party, including officers, employees, accountants, counsel, financial advisors and other representatives of the other Party, reasonable access, during normal business hours during the period prior to the Effective Time, to all of its properties, offices, contracts, books, commitments, records, data and books and personnel and, during such period, it shall, and shall cause each of its Subsidiaries to, make available to the other Parties all information concerning its business, properties and personnel as the other Parties may reasonably request. In addition, during such period, each of the Company and Parent shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts to cause its customers, suppliers, lenders and other creditors to be available to the other Party. All information provided that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this Agreement and under the joint defense doctrine. No Party nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize any attorney-client privilege or work product doctrine, or contravene any Law or binding agreement entered into prior to the date of this Agreement. The Company and Parent will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) Parent and the Company will hold any information obtained or contemplated under Section 5.5(a) in accordance with the provisions of the confidentiality agreement between the Company and Parent, dated as of December 14, 2016 (the “Confidentiality Agreement”).

(c) No investigation by Parent or the Company or their respective Representatives made pursuant to this Section 5.5 shall affect the representations, warranties, covenants or agreements of the other set forth in this Agreement.

Section 5.6 Further Action; Reasonable Best Efforts.

(a) Upon the terms and subject to the conditions herein provided, each of the Parties agrees to use its reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate and make effective the transactions contemplated or required by this Agreement, including using reasonable best efforts to satisfy the conditions precedent to the obligations of any of the Parties, to obtain all necessary authorizations, consents and approvals (including CFIUS Approval and the Regulatory Approvals), and to effect all necessary notifications, registrations and filings (including any registrations, notifications and filings required to be made in connection with obtaining such approvals). Each of the Parties shall (i) promptly inform the other Party of any communication received by such Party from, or given by such party to a Governmental Entity, promptly providing copies to the other Party of any such written communications regarding any of the transactions contemplated by this Agreement and of any communication received or given in connection with any proceeding by a private party regarding the transactions contemplated by this Agreement; (ii) permit the other Party to review in advance any written communication that it gives to, and consult with each other in advance of any meeting, telephone call or conference or communication with any Governmental Entity relating to the transactions contemplated by this Agreement and (iii) not participate in any communication with a Governmental Entity regarding CFIUS Approval, Regulatory Approvals or obtaining the expiration or termination of the waiting period under the HSR Act in connection with the transactions contemplated by this Agreement without giving the other Party an opportunity to participate in such communication. Each of the Parties shall (i) cooperate and coordinate with the other in the making of any filings or submissions that are required to be made under any applicable Laws or requested to be made by any Governmental Entity in connection with the transactions contemplated by this Agreement, provided that if the Parties cannot agree on any tactic or strategy after good faith discussions, Parent shall have the final determination of any such tactic or strategy, (ii) supply the other Parties or their respective outside counsel with any information (other than information subject to attorney-client or attorney work-product privilege) that may be required or requested by any Governmental Entity in connection with such filings or submissions, (iii) supply any additional information that may be required or requested by any Governmental Entity in which any such filings or submissions are made as promptly as practicable, (iv) use their reasonable best efforts to cause the expiration or termination of the applicable waiting periods under any applicable Laws as soon as practicable and (v) use their reasonable best efforts to obtain any consents, licenses, permits, waivers, approvals, authorizations or orders required under or in connection with any applicable Laws or from any Governmental Entity (including the CFIUS Approval and Regulatory Approvals). The Parties may designate, as they deem advisable and necessary, any sensitive information materials required to be provided to the other under this Section 5.6(a) as “outside counsel only.” Such materials and the information contained therein shall be given only to outside counsel of the recipient and shall not be disclosed by such outside counsel to employees, officers or directors of the recipient without the advance written consent of the Party providing such materials or its counsel. Notwithstanding the prior two sentences, Parent is not required to provide Company or its representatives with personal identifying information required to be submitted to CFIUS pursuant to and are not required to share any information required to be submitted to CFIUS under 31 C.F.R. § 800.402(c)(6)(vi)(B).

(b) In furtherance and without limiting Section 5.6(a), the Company and Parent shall: (i) as soon as practicable and in any event within 15 Business Days after the date of this Agreement, file Notification and Report Forms under the HSR Act with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and shall use reasonable best efforts to respond as promptly as practicable to all inquiries received from the FTC or the Antitrust Division for additional information or documentation; (ii) as soon as practicable make any filing, notice or application under any other applicable Competition Laws and shall use reasonable best efforts to respond as promptly as practical to all inquiries received from any Governmental Entity with jurisdiction over any such Competition Laws; (iii) make any required filings in connection with Regulatory Approvals and make any filings and provide any information requested by a Governmental Entity from a party in respect of the Regulatory Approvals, and supply as promptly as reasonably practicable as required in applicable regulations any additional information and documentary material (other than information subject to attorney-client or attorney work-product privilege) that may be requested by CFIUS, DSS, NOAA, DDTC or other Governmental Entity, as applicable, in connection with obtaining CFIUS Approval and the Regulatory Approvals; (iv) consistent with Section 721, file a draft joint voluntary notice with CFIUS with respect to the Merger (and in no event later than 20 Business Days from the date hereof), and as promptly as practicable thereafter, file a formal joint voluntary notice with CFIUS; and (v) use its reasonable best efforts consistent with this Section 5.6 to cause the expiration or termination of the applicable waiting periods under the HSR Act (including any extensions thereof) and to obtain CFIUS Approval and the Regulatory Approvals as promptly as reasonably practicable. Notwithstanding the foregoing, if CFIUS notifies Parent and the Company that CFIUS intends to send a report to the President of the United States recommending that the President act to suspend or to prohibit the Merger, either Parent or the Company may request a withdrawal of the notice filed with CFIUS in connection with the CFIUS Approval in which case the “CFIUS Approval” shall be deemed to be withheld.

(c) Each of the Parties shall use its respective reasonable best efforts to prevent the entry of, and to cause to be discharged or vacated, any order or injunction of a Governmental Entity precluding, restraining, enjoining or prohibiting consummation of the Merger.

(d) In addition to, and without limiting the generality of, the obligations set forth in this Section 5.6, each of the Company and Parent agree with respect to any DSS foreign ownership, control and influence (“FOCI”) review (i) to file as promptly as practicable, all certificates pertaining to foreign interests and similar notifications or documents (including any FOCI mitigation plan) required or advisable in order to ensure after the

Effective Time that Parent, the Company and their respective Subsidiaries maintain their respective facility security clearances and personnel security clearances issued by DSS and to remain in compliance with and perform under the Contracts of Parent, the Company and their respective Subsidiaries and with applicable U.S. national industrial security laws and regulations; and (ii) to supply, as promptly as practicable, any additional documents and information that may be required or requested in connection with any DSS FOCI review. Subject to the limitations set forth in Section 5.6(g), the Parties shall take, and cause their affiliates to take, any and all actions necessary, and agree to all such requirements or conditions as may be requested or required by DSS in connection with, or as a condition of, the receipt of DSS Approval of any FOCI mitigation plan and make such changes to the FOCI mitigation plan as are requested or required by DSS in order to obtain DSS Approval.

(e) In addition to, and without limiting the generality of, the obligations set forth in this Section 5.6, the Company and its Subsidiaries, in coordination with the other Parties, will use reasonable best efforts to timely submit to DDTC the 60-day notice pursuant to Section 122.4(a)-(b) of the International Traffic in Arms Regulations.

(f) In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and/or directors of the Surviving Corporation shall take or cause to be taken all such necessary action.

(g) Notwithstanding the foregoing provisions of this Section 5.6, neither Parent nor any of its Subsidiaries (including Merlin Holdco and Merger Sub) shall be required to, as a condition to obtaining any required approval (including, for greater certainty, the CFIUS Approval and the Regulatory Approvals) or resolving any objection of any Governmental Entity, offer or accept, or agree, commit to agree or consent to, any undertaking, term, condition, liability, obligation, commitment, sanction or other measure that constitutes an Extraordinary Condition. In addition, the Company shall not, and shall not permit any of its Subsidiaries to, in connection with obtaining any required approval of any Government Entity in connection with this Agreement or the transactions contemplated thereby, offer to agree, or agree, to any undertaking, term, condition, liability, obligation, commitment, sanction or other measure, without Parent’s prior written consent. For purposes of this Agreement, “Extraordinary Condition” means any undertaking, term, condition, liability, obligation, commitment, sanction or other measure (i) that would or would reasonably be expected to result in a material change to the timing of Parent’s plan to reincorporate in the U.S. as set forth in Section 5.16 of this Agreement, (ii) that would have a material negative financial impact on Parent and the Parent Subsidiaries (on a consolidated basis) or the Company and the Company Subsidiaries (on a consolidated basis) or (iii) that would require Parent or any of its Subsidiaries (including the Company and its Subsidiaries) to enter into a proxy agreement or voting trust agreement with respect to the services provided by Condor under the NGA Contract.

(h) Each of the Parties shall use its reasonable best efforts to obtain the opinion described in Section 6.2(e) and Section 6.3(e), as applicable and shall deliver to O’Melveny & Myers LLP, KPMG LLP, Ernst & Young LLP, Vinson & Elkins LLP or such other nationally recognized tax advisor or legal counsel, as applicable, such representations, warranties and covenants as described in Section 6.2(e) and Section 6.3(e), as applicable, as such counsel may reasonably request and that can be made by such Party in good faith.

Section 5.7 Disclosure Documents; Stockholders’ Meetings.

(a) The Company and Parent shall cooperate with one another (i) in connection with the preparation of the Proxy Statement, the Parent Circular and the Form F-4, (ii) in determining whether any action by or in respect of, or filing with, any Governmental Entity is required, or any consents, approvals or waivers are required to be obtained from Parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement and (iii) in seeking any such actions, consents, approvals or waivers or making any such filings, furnishing information required in connection therewith or with the Proxy Statement, the Parent Circular, the Form F-4 and seeking timely to obtain any such actions, consents, approvals or waivers. The Proxy Statement will be included as part of the Form F-4. Each of Parent and the Company shall use their respective reasonable best efforts to file with the SEC the Form F-4 as soon as practicable following the date hereof. Each of the Company and Parent shall use reasonable best efforts to have the Proxy Statement cleared by the SEC and the Form F-4 declared effective by the SEC as promptly as practicable and to keep the Form F-4 effective as long as is necessary to consummate the Merger and the transactions contemplated by this Agreement. The Company and Parent shall, as promptly as practicable after receipt thereof, provide the other Party copies of any written comments and advise the other Party of any oral comments with respect to the Proxy Statement, the Parent Circular and the Form F-4 received by any Governmental Entity. The Parties shall cooperate and provide the other with a reasonable opportunity to review and comment on any amendment or supplement to the Proxy Statement, the Parent Circular or the Form F-4 prior to filing such documents with any Governmental Entity, and will provide each other with a copy of all such filings made with any Governmental Entity.

(b) The information supplied by the Company, Parent and Merger Sub or any of their respective affiliates for inclusion in the Form F-4 shall not, at the time the Form F-4 is declared effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein, in light of the circumstances under which they were made, or necessary in order to make the statements therein not misleading. The information supplied by the Company, Parent and Merger Sub or any of their respective affiliates for inclusion in the Proxy Statement shall not, at the date the Proxy Statement (or any supplement thereto) is first mailed to the stockholders of the Company or at the time of the Company Stockholder Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The information supplied by the Company, Parent and Merger Sub or any of their respective affiliates for inclusion in the Parent Circular shall not, at the date the Parent Circular (or any supplement thereto) is first mailed to the shareholders of Parent or at the time of the Parent Shareholder Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time, any event or circumstance relating to the Company, Parent and Merger Sub or any of their respective affiliates, or its or their respective officers or directors, should be discovered by the Company, Parent or Merger Sub that should be set forth in an amendment to the Form F-4 or a supplement to the Proxy Statement or Parent Circular, the Company, Parent or Merger Sub shall promptly inform the other Parties hereto thereof in writing. All documents that the Company or Parent is responsible for filing with the SEC or the Canadian Securities Regulatory Authorities in connection with the transactions contemplated herein will comply as to form in all material respects with applicable requirements of the Securities Act and the rules and regulations thereunder, the Exchange Act and the rules and regulations thereunder and the Canadian Securities Laws and the rules and regulations thereunder.

(c) The Company, acting through the Company Board, shall, in accordance with its certificate of incorporation and bylaws and with applicable Law, promptly and duly call, give notice of, convene and hold, as soon as practicable following the date upon which the Form F-4 becomes effective for the purposes of voting upon the adoption of this Agreement in no event later than 45 days after such date, the Company Stockholder Meeting for the purpose of considering and taking action upon this Agreement, and shall, except as otherwise provided in Section 5.3(c), (i) recommend adoption of this Agreement by the stockholders of the Company (the “Company Board Recommendation”) and include in the Proxy Statement such recommendation and (ii) use its reasonable best efforts to solicit and obtain such adoption; provided, however, that (A) the Company may change the date of, postpone or adjourn the Company Stockholder Meeting (but not to a date later than the Business Day prior to the End Date) to the extent that it has determined in good faith, after consultation with outside legal counsel and Parent (and its outside counsel), that such change, postponement or adjournment is necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the Company’s stockholders within a reasonable amount of time in advance of the Company Stockholder Meeting; and (B) the Company may (and if Parent so requests, the Company shall (it being understood and agreed that the Company is not obligated to change the date of, postpone or adjourn if so requested by Parent more than two times)), change the date of, postpone or adjourn the Company Stockholder Meeting (but not to a date later than the Business Day prior to the End Date and provided that the Company shall not be required to set a new record date) if as of the time for which the Company Stockholder Meeting is scheduled (1) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholder Meeting or (2) at such time the Company has not received proxies sufficient to allow the receipt of the Company Stockholder Approval at the Company Stockholder Meeting. The Company shall keep Parent updated with respect to proxy solicitation results as reasonably requested by Parent. Notwithstanding any withdrawal, amendment or modification by the Company Board or any committee thereof of its recommendation of this Agreement in accordance with Section 5.3(c) or the commencement, public proposal, public disclosure or communication to the Company of any Company Acquisition Proposal, or any other fact or circumstance, this Agreement shall be submitted to the stockholders of the Company at the Company Stockholder Meeting for the purpose of obtaining the Company Stockholder Approval.

(d) Parent shall prepare and, concurrently with the mailing of the Proxy Statement to the stockholders of the Company, Parent shall (i) file with the Canadian Securities Regulatory Authorities the Parent Circular for the purpose of seeking the approval of its shareholders of the issuance of Parent Common Shares in connection with this Agreement and (ii) mail the Parent Circular to the shareholders of Parent. Parent will cause the Parent Circular to comply as to form in all material respects with applicable Law (including Canadian Securities Laws). Subject to the last sentence of this Section 5.7(d), Parent will take, in accordance with applicable Law and the Parent Notice of Articles and the Parent Articles, all action necessary to convene a special meeting of its shareholders (the “Parent Shareholders’ Meeting”) to consider and vote upon the approval of the issuance of Parent Common Shares in connection with this Agreement; provided, however, that (A) Parent may change the date of, postpone or adjourn the Parent Shareholder Meeting (but not to a date later than the Business Day prior to the End Date) to the extent that it has reasonably determined, after consultation with outside legal counsel and the Company (and its outside counsel), that such change, postponement or adjournment is necessary to ensure that any required supplement or amendment to the Parent Circular is provided to Parent’s shareholders within a reasonable amount of time in advance of the Parent Shareholder Meeting; and (B) Parent may (and if the Company so requests, Parent shall (it being understood and agreed that Parent is not obligated to change the date if so requested by the Company more than two times)) change the date of, postpone or adjourn the Parent Shareholder Meeting (but not to a date later than the Business Day prior to the End Date and provided that Parent shall not be required to set a new record date) if as of the time for which the Parent Shareholder Meeting is scheduled (1) there are insufficient Parent Common Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Parent Shareholder Meeting or (2) at such time Parent has not received proxies sufficient to allow the receipt of the Parent Shareholder Approval at the Parent Shareholder Meeting. Parent shall keep the Company updated with respect to proxy solicitation results as reasonably requested by the Company. Parent shall promptly take any action required to be taken under foreign or state securities or blue sky laws in connection with the issuance of Parent Common Shares in connection with the Merger. Notwithstanding any withdrawal, amendment or modification by the Parent Board or any committee thereof of its recommendation of the Parent Shareholder Approval in accordance with the terms of this Agreement, or any other fact or circumstance, the Parent Shareholders Meeting shall be held for the purpose of obtaining the Parent Shareholder Approval. Notwithstanding the foregoing, Parent shall have no obligation to convene or hold the Parent Shareholder Meeting to consider and vote upon the approval of the issuance of Parent Common Shares in connection with this Agreement and Parent shall be permitted to adjourn, postpone or cancel the Parent Shareholders Meeting if called, until all of the conditions set forth in Sections 6.1(c) and (d) have been satisfied (and the condition set forth in Section 6.1(b) would have been satisfied if the Parent Shareholder Meeting had occurred on the date on which the conditions set forth in Section 6.1(c) and (d) had first been satisfied).

Section 5.8 Notification of Certain Matters. Each of the Company, on one hand, and Parent and Merger Sub, on the other hand, shall give prompt notice to the other of (i) any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate in any material respect or (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement. In addition, the Company shall give prompt notice to Parent of any fact, event or circumstance known to the Company that would reasonably be expected, individually or taken together with all other facts, events and circumstances known to the Company, to result in a Company Material Adverse Effect. Parent shall give prompt notice to the Company of any fact, event or circumstance known to Parent that would reasonably be expected, individually or taken together with all other facts, events and circumstances known to Parent, to result in a Parent Material Adverse Effect.

Section 5.9 Directors’ and Officers’ Insurance and Indemnification.

(a) From and after the Effective Time, Parent shall cause the Surviving Corporation to indemnify and hold harmless, as and to the fullest extent provided in the certificate of incorporation and bylaws of the Company as in effect on the date of this Agreement and permitted by applicable Law, each present and former officer, director, manager, employee and agent of the Company and any of its Subsidiaries in such capacities (“Indemnified Parties”) against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses (including reasonable attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party upon receipt of an undertaking from such Indemnified Party to repay such advanced expenses if it is determined by a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Party was not entitled to indemnification hereunder) arising out of or pertaining to the fact that the Indemnified Party is or was an officer, director, manager, employee or agent of the Company or any of its Subsidiaries or, while a director, manager or officer of the Company or any of its Subsidiaries, is or was serving at the request of the Company or one of its Subsidiaries as an officer, director, manager, employee or agent of another Person).

(b) From the Effective Time through the six-year anniversary of the date on which the Effective Time occurs, the certificate of incorporation and bylaws of the Surviving Corporation shall contain, and each of Parent and Merlin Holdco shall cause the certificate of incorporation and bylaws of the Surviving Corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of the Company and its Subsidiaries than are set forth in the certificate of incorporation and bylaws of the Company as in effect on the date of this Agreement.

(c) Subject to the next sentence, the Surviving Corporation shall either (i) maintain, and each of Parent and Merlin Holdco shall cause the Surviving Corporation to maintain, at no expense to the beneficiaries, in effect for six (6) years from the Effective Time the current directors’ and officers’ liability insurance policies maintained by the Company (the “Current D&O Insurance”) with respect to matters existing or occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement) or (ii) purchase a six (6) year extended reporting period endorsement with respect to the Current D&O Insurance and maintain such endorsement in full force and effect for its full term. Notwithstanding the foregoing, in no event will Parent be required to expend, in the aggregate, an amount in excess of 300% of the annual premiums currently paid by the Company and its Subsidiaries for the Current D&O Insurance (the “Maximum Premium”). If the Company’s or the Surviving Corporation’s existing insurance expires, is terminated or canceled during such six-year period or exceeds the Maximum Premium, the Surviving Corporation shall obtain, and each of Parent and Merlin Holdco shall cause the Surviving Corporation to obtain, as much directors’ and officers’ liability insurance as can be obtained for the remainder of such period for an annualized premium not in excess of the Maximum Premium, on terms and conditions no less advantageous to the Indemnified Parties than the Current D&O Insurance.

(d) In the event Parent, Merlin Holdco or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent, Merlin Holdco or the Surviving Corporation, as the case may be, shall expressly assume and succeed to the obligations set forth in this Section 5.9.

(e) The provisions of this Section 5.9 are intended to be in addition to the rights otherwise available to any Indemnified Party by Law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their heirs and their representatives.

(f) In the event that, after the Effective Time, any excise tax is payable by any Indemnified Party pursuant to Section 4985 of the Code, as such section may be amended or modified (or, for the avoidance of doubt, any successor section), Parent shall, or shall cause the Surviving Corporation to, pay to each such individual, by no later than the time such excise tax is required to be paid by such individual or withheld by Parent or its Subsidiary, an amount equal to the sum of the excise tax payable by such individual, plus the amount necessary to put the individual in the same after-tax position (taking into account any applicable Taxes, including taxes payable upon such payment) that such individual would have been in if such individual had not incurred such excise tax.

Section 5.10 Publicity. No Party nor any of their respective affiliates shall issue or cause the publication of any press release or other announcement with respect to the Merger, this Agreement or the other transactions contemplated by this Agreement without the prior consultation of the other Party and shall not issue any such press release or announcement without the prior consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed), except as may be required by Law or by any listing agreement with, or regulation of, any U.S. or foreign securities exchange or regulatory authority if all reasonable best efforts have been made to consult with the other Party. Notwithstanding the foregoing, no such consultation or consent shall be required with respect to the publication of any press release or announcement with respect to a Company Adverse Recommendation Change made in accordance with Section 5.3(c) or a Parent Adverse Recommendation Change made in accordance with Section 5.4(c). The Company, Parent, Merlin Holdco and Merger Sub agree that the press release announcing the execution and delivery of this Agreement will be the joint release of the Company and Parent in the form of Exhibit C hereto.

Section 5.11 Financing.

(a) Parent shall use reasonable best efforts to obtain and effectuate the Financing on a timely basis on the terms and conditions described in the Commitment Letter, including using its reasonable best efforts to (i) maintain in effect the Commitment Letter and negotiate and enter into definitive agreements with respect to the applicable Commitment Letter on terms and conditions contained in the Commitment Letter, (ii) satisfy (or, at the option of Parent, seek waiver of) all conditions to funding applicable to Parent contained in the applicable Commitment Letter (or any definitive agreements related thereto) within its or any of its affiliates’ control, (iii) upon satisfaction of such conditions, consummate the applicable Financing, and draw the full amount of the Financing required on the Closing Date, at or prior to the Closing Date and (iv) pay any and all commitment or other fees in a timely manner that become payable by Parent under the Commitment Letter following the date of this Agreement. Parent shall keep the Company informed on a reasonably current basis and in reasonable detail of the status of its efforts to arrange the Financing. Parent shall give the Company reasonably prompt notice upon having Knowledge of any breach by any party of the Commitment Letter or any termination of the Commitment Letter.

(b) In the event any portion of the Financing becomes unavailable on the terms and conditions contemplated in the Commitment Letter, Parent shall promptly notify Company and shall use reasonable best efforts to arrange to obtain alternative financing from alternative sources in an amount sufficient to consummate the transactions contemplated by this Agreement upon the terms set forth herein and therein and otherwise on terms not less favorable to Parent than the terms and conditions set forth in the Commitment Letter as promptly as practicable following the occurrence of such event. Parent shall deliver to Company true and complete copies of all agreements (including any fee letter (subject to customary redactions)) pursuant to which any such alternative source shall have committed to provide Parent with all or any portion of the Financing. In the event any alternative financing source is required to be obtained, (i) any reference in this Agreement to the “Financing” shall include the financing contemplated by the alternate source, (ii) any reference in this Agreement to the

“Commitment Letter” shall be deemed to include any commitment letter of the alternative financing source, (iii) any reference in this Agreement to “fee letter” shall be deemed to include any fee letter relating to the alternative financing source and (iv) any reference in this Agreement to the “Debt Providers” shall refer to the alternative financing sources. Parent shall not agree to or permit any amendment, supplement or other modification of, or waive any of its rights under, the Commitment Letter or the definitive agreements relating to the Financing that would (A) add new conditions precedent or expand any of the conditions precedent set forth therein as in effect on the date of this Agreement (unless such new or expanded conditions precedent would not reasonably be expected to materially impair, materially delay or prevent the availability of all or a portion of the Financing), (B) reasonably be expected to materially impair, materially delay or prevent the availability of all or a portion of the Financing, (C) reduce the aggregate cash amount of the funding commitments under the Commitment Letter in effect on the date of this Agreement to be funded on the Closing Date (except (x) in connection with a Senior Notes Election (as defined in the Commitment Letter) by the aggregate principal amount of the Senior Notes (as defined in the Debt Commitment Letter) the proceeds of which are available on the Closing Date to finance the Transaction or (y) as set forth in any “flex provisions” in the Commitment Letter and, to the extent resulting from an increase in the amount of fees to be paid or original issue discount, if any revolving facility or increased term loan is available to satisfy such amounts or original issue discount), or (D) otherwise adversely affect in any material respect the ability of Parent to enforce its rights against the other parties to the Commitment Letter or would reasonably be expected to materially delay the Closing (collectively, the “Restricted Commitment Letter Amendments”) (provided, that subject to the limitations set forth in this Section 5.11(b), Parent may amend the Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Commitment Letter as of the date of this Agreement, including by novation, joinder or other agreement for valid transfer of commitments from a Debt Provider party to the Commitment Letter as of the date of this Agreement to such new Debt Provider under the Commitment Letter (which novation, joinder or other agreement for valid transfer shall become effective under the terms of the Commitment Letter as agreed between the Parent and the Debt Providers, without further action, consent or waiver by any other party to this Agreement) (but not to make any other changes except as permitted by this Section 5.11(b), but only if the addition of such additional parties, individually or in the aggregate, would not result in the occurrence of a Restricted Commitment Letter Amendment). Parent shall promptly deliver to Company true, complete and correct copies of any amendment, modification or replacement, in whole or in part, of the Commitment Letter. Parent shall keep Company reasonably apprised of material adverse developments relating to the Financing, including any material dispute or disagreement between or among any parties to the Commitment Letter with respect to the obligation to fund the Financing or the amount of the Financing to be funded at Closing (but excluding, for the avoidance of doubt, any ordinary course negotiations with respect to the terms of the Financing and/or the definitive documentation related thereto).

Section 5.12 Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the Parent Common Shares to be issued in connection with the Merger to be conditionally approved for listing on the TSX, subject only to the provision of such required documentation as is customary in the circumstances. To the extent requested by Parent, prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to enable the delisting by the Surviving Corporation of the shares of Company Common Stock from the NYSE and the deregistration of the shares of Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten days after the Effective Time.

Section 5.13 Employee Benefits.

(a) From the Closing Date until the earlier to occur of (i) the first (1st) anniversary of the Closing Date or (ii) the termination of a Continuing Company Employee’s employment with Parent and its Subsidiaries (including but not limited to Surviving Corporation and its Subsidiaries), Parent shall, and shall cause its affiliates (including but not limited to Surviving Corporation and its Subsidiaries) to, provide each individual employed by the Company or one of its Subsidiaries immediately prior to the Closing (the “Continuing Company

Employees”) a base salary or base wage rate, as applicable, that is not less than the Continuing Company Employee’s base salary or base wage rate, as applicable, as in effect immediately prior to the Closing and compensation and employee benefits (excluding equity-based compensation) that, in the aggregate, are substantially comparable to such compensation and benefits provided to such Continuing Company Employees by the Company or its Subsidiaries immediately prior to the Closing (but excluding any transaction-based retention or other extraordinary, special, or one-time, non-recurring compensation or benefits); provided, however, that nothing in this Section 5.13 shall be interpreted to require Parent to provide for the participation of any Continuing Company Employees in any benefit plan of Parent or its affiliates.

(b) As of the Closing Date, Parent shall provide, or cause its affiliates to provide, to each Continuing Company Employee under each employee benefit plan, program and arrangement established or maintained by Parent or its affiliates in which Continuing Company Employees may be eligible to participate after the Closing Date (the “Post-Closing Plans”), credit for purposes of eligibility to participate, vesting, vacation entitlement and severance benefits (but not for purposes of benefit accrual) for full or partial years of service with Company or its affiliates (including any predecessors) performed at any time prior to the Closing Date to the extent such service was taken into account under the analogous Company Benefit Plan immediately prior to the Closing Date; provided, that no such prior service shall be taken into account to the extent it would result in the duplication of benefits to any Continuing Company Employee.

(c) For purposes of each Post-Closing Plan providing medical, dental, prescription drug and/or vision benefits, or other welfare benefits to any Continuing Company Employee, Parent shall, or shall cause its affiliates to, use commercially reasonable efforts to cause all pre-existing condition exclusions, actively-at-work requirements, evidence of insurability requirements, and waiting periods of such Post-Closing Plan to be waived for such Continuing Company Employee and his or her covered dependents, to the extent any such exclusions or requirements were waived or were inapplicable under the analogous Company Benefit Plan immediately prior to the Closing Date. Parent shall, or shall cause its affiliates to, use commercially reasonable efforts to cause any Post-Closing Plan to provide each Continuing Company Employee with credit for any co-payments and deductibles paid by such Continuing Company Employee and his or her covered dependents prior to the Closing Date and in the same plan year as the plan year in which the Closing Date occurs for purposes of satisfying any applicable deductible, coinsurance, or maximum out-of-pocket requirements under the analogous Post-Closing Plan for its plan year in which the Closing Date occurs as though such amounts had been paid in accordance with the terms and conditions of the applicable Post-Closing Plan.

(d) This Section 5.13 shall be binding upon and inure solely to the benefit of each Party, and except as set forth in Section 5.13(e), nothing in this Section 5.13, express or implied, shall confer upon any Continuing Company Employee, or any legal representative or beneficiary thereof, any rights or remedies, including any right to employment or continued employment for any specified period, or compensation or benefits of any nature or kind whatsoever under this Agreement. Except as set forth in Section 5.13(e), nothing in this Section 5.13, express or implied, shall be deemed an amendment of any plan providing benefits to any Continuing Company Employee or as altering the at-will nature of any Continuing Company Employee’s employment.

(e) For the terms of the agreements or arrangements, Parent and Merlin Holdco shall honor, and shall cause the Company or the Surviving Corporation, as applicable, to honor, in accordance with their terms, the employment, severance and change in control agreements and arrangements that are listed on Section 5.13(e) of the Company Disclosure Letter, as well as the retention plan to be adopted and referenced on Section 5.1(f) of the Company Disclosure Letter, provided, in the case of the retention plan to be adopted and referenced on Section 5.1(f) of the Company Disclosure Letter, that such plan does not provide for vesting of retention awards granted thereunder to occur no earlier than the earlier of (i) the first (1st) anniversary of the Closing Date or (ii) the involuntary termination by the Parent or its Subsidiaries (including but not limited to Surviving Corporation and its Subsidiaries) of a Continuing Company Employee’s employment with such entities for a reason other than “cause” (as such term is defined in such plan). In addition, Parent and Merlin Holdco shall maintain, and shall cause the Company or the Surviving Corporation, as applicable, to maintain for one year following the Closing, a severance policy for Continuing Company Employees that is not less favorable than the Company’s severance policy as currently in effect.

Section 5.14 Financing Cooperation. Prior to the Closing, the Company shall use its reasonable best efforts to provide, and shall cause its affiliates and Representatives to use reasonable best efforts to provide, in connection with the arrangement of any debt financing, all reasonable cooperation requested by Parent that is customary in connection with the arrangement of debt financing for transactions that are substantially similar to the transactions contemplated by this Agreement, which reasonable best efforts shall include: (i) furnishing the Debt Providers the Required Information; (ii) participating in a reasonable number of meetings, drafting sessions, road shows, rating agency presentations and due diligence sessions and sessions with rating agencies at times and locations mutually agreed and reasonably coordinated in advance thereof; (iii) assisting upon request in the preparation of, and providing information to assist the Parent in preparing, pro forma financial statements and financial projections, (iv) furnishing to Parent for distribution to the Debt Providers as promptly as practicable following a request therefor with pertinent information regarding the Company’s assets and operations as is customary in connection with the Financing, including providing, as promptly as practicable following a request therefor, monthly financial and operating data relating to the Company’s assets and operations that is reasonably requested by Parent; (v) assisting Parent and the Debt Providers upon request in the preparation of (A) a customary offering document for any of the Financing (including assistance with preparation of a customary offering document for a senior notes offering); (B) materials for rating agency presentations and (C) similar documents required in connection with the Financing; (vi) taking all corporate actions, subject to the consummation of the Closing, reasonably requested by Parent to permit the consummation of the Financing and to permit the proceeds thereof to be made available to Parent; (vii) facilitate and assist the appropriate authorized representatives of the Company on and as of the Closing to execute and deliver any pledge and security documents, definitive financing documents or other certificates or documents as may be reasonably requested by Parent or otherwise facilitating the pledging of collateral for delivery at the consummation of the Financing on and as of the Closing (unless otherwise specified); provided that the effectiveness of any such pledges (or delivery of stock certificates) or documents shall be subject to the occurrence of the Closing; (viii) providing, if requested by Parent, customary authorization letters to the Debt Providers authorizing the distribution of information to prospective lenders; (ix) cooperate reasonably with the Debt Providers’ due diligence, to the extent customary and reasonable; (x) obtaining accountant’s comfort letters reasonably requested by Parent and customary for financings similar to the Financing; (xi) obtaining customary payoff letters, lien terminations and releases and instruments of discharge to be provided at Closing providing for the payoff, discharge and termination on the Closing Date of all Indebtedness and release of Liens contemplated by the repayment or refinancing of such Indebtedness to be paid off, discharged and terminated on the Closing Date; and (xii) at least five (5) Business Days prior to the Closing, providing all documentation and other information about the Company and each of its Subsidiaries as is reasonably requested in writing by Parent which relates to applicable “know your customer” and anti-money laundering rules and regulations including without limitation the USA PATRIOT ACT to the extent requested at least nine (9) Business Days prior to Closing (or at such times as will reasonably allow the Company to comply with such request). The foregoing notwithstanding, (v) none of the Company or any of the Company Subsidiaries shall be required to take any action to the extent it would (1) interfere unreasonably with the business or operations of the Company or any of the Company Subsidiaries or (2) conflict with the organizational documents of the Company or any of the Company Subsidiaries or any applicable Law, (w) no Person who is a director of the Company or any Company Subsidiary at any time prior to the Closing (a “Pre-Closing Director”) shall be required to take any action to approve the Financing in its capacity as a Pre-Closing Director, (x) no written agreement of the Company or the Company Subsidiaries or any of their respective affiliates, officers, directors, employees, stockholders, agents or Representatives with respect to the Financing shall be effective until the Closing (other than with respect to any authorization letters described in clause (vi) of this Section 5.14), (y) none of the Company nor any of the Company Subsidiaries or any of their respective affiliates, officers, directors, employees, stockholders and Representatives shall be required to pay any commitment or other similar fee, and (z) none of the Company or any of the Company Subsidiaries or any of their respective affiliates, stockholders, agents and Representatives shall be required to incur any cost or expense except to the extent such cost or expense (i) is reimbursed by Parent in connection with the Financing prior to or at the Closing or (ii) solely in the case of the Company and the Company Subsidiaries, is contingent upon the Closing. Parent shall, promptly upon request by the Company, reimburse the Company, the Company Subsidiaries and their respective affiliates, stockholders and Representatives for all reasonable and documented out-of-pocket costs incurred thereby in connection with such cooperation and shall indemnify and hold harmless the Company, the Company Subsidiaries and their respective affiliates, stockholders and other Representatives for and against any and all losses suffered or incurred by them in connection with the arrangement of the Financing and any information utilized in connection therewith, except for any losses (I) arising out of information furnished in connection with the Financing by or on behalf of the Company, the Company Subsidiaries or any of their respective affiliates, stockholders and other Representatives or (II) that are the result of willful misconduct, gross negligence, intentional fraud or intentional misrepresentation committed by or on behalf of the Company, the Company Subsidiaries or any of their respective affiliates, stockholders and other Representatives in connection with this Agreement or the transactions contemplated hereby. All non-public or otherwise confidential information regarding the Company, the Company Subsidiaries and their respective affiliates obtained by Parent and its affiliates, officers, directors, employees, stockholders, agents and representatives pursuant to this Section 5.14 shall be kept confidential in accordance with the Confidentiality Agreement, provided, however, that any such information may be disclosed or provided to Parent’s Debt Providers subject to customary confidentiality undertakings. Notwithstanding anything to the contrary in this Agreement, the Parties agree that the condition set forth in Section 6.3(b), as it applies to the Company’s obligations under this Section 5.14, shall be deemed satisfied unless the failure of such condition to be satisfied was caused by the willful and material breach by the Company of its obligations under this Section 5.14.

Section 5.15 Listing of Parent Common Shares on the NYSE or the Nasdaq. Prior to the Closing Date, Parent shall use its reasonable best efforts to cause the Parent Common Shares to be issued in connection with the Merger, including pursuant to Section 1.7, to be conditionally approved for listing on the New York Stock Exchange or the Nasdaq, subject to official notice of issuance. The Company shall use its reasonable best efforts to cooperate with Parent in connection with the foregoing, including by providing information reasonably requested by Parent in connection therewith.

Section 5.16 United States Access Strategy. Upon consummation of the Merger, Parent and its Subsidiaries will use their reasonable best efforts to continue to, in consultation with the Government of Canada and its key stakeholders, execute its United States access strategy. This will include further restructuring of all or part of Parent’s corporate and operating structure so that the ultimate parent of the Company and Merlin Holdco is incorporated in the United States by the end of 2019, subject to customary approvals.

Section 5.17 Obligations of Merger Sub. Parent and Merlin Holdco shall each take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement and to consummate the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth in this Agreement.

Section 5.18 Section 16 Matters. Prior to the Effective Time, Parent and the Company shall take all reasonable steps intended to cause the transactions contemplated by Article I and any other dispositions of equity securities of the Company (including derivative securities) or acquisitions of Parent Common Shares or Converted RSUs in connection with this Agreement by each individual who (a) is a director or officer of the Company subject to Section 16 of the Exchange Act, or (b) at the Effective Time is or will become a director or officer of Parent subject to Section 16 of the Exchange Act, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.19 Securities Law Matters. Parent shall timely take all steps (including filing any required securities registration statements) necessary for it to comply with applicable Law regarding its assumption of the Converted RSUs and any payment of the Converted RSU Parent Stock Consideration.

Section 5.20 Equity Award Notices. As soon as practicable after the Effective Time, Parent shall deliver (i) to the holder of each Company Option that is cancelled pursuant to Section 1.7 appropriate notices setting forth the consideration payable to such holder pursuant to Section 1.7, (ii) to the holder of each Company RSU that is cancelled pursuant to Section 1.7 appropriate notices setting forth the consideration payable to such holder pursuant to Section 1.7, and (iii) to the holder of each Converted RSU appropriate notices setting for the Converted RSU Cash Consideration and Converted RSU Parent Stock Consideration with respect thereto.

ARTICLE VI

CONDITIONS

Section 6.1 Conditions to Each Party’s Obligation To Effect the Merger. The respective obligation of each Party to effect the Merger shall be subject to the satisfaction on or prior to the Effective Time of each of the following conditions (any or all of which may be waived by the Parties in writing, in whole or in part, to the extent permitted by applicable Law):

(a)(i) The Company Stockholder Approval shall have been obtained in accordance with applicable Law and (ii) the Parent Shareholder Approval shall have been obtained in accordance with applicable Law;

(b) No statute, rule, order, decree or regulation shall have been enacted or promulgated, and no action shall have been taken, by any Governmental Entity of competent jurisdiction which temporarily, preliminarily or permanently restrains, precludes, enjoins or otherwise prohibits the consummation of the Merger or makes the Merger illegal;

(c) Any waiting period (and any extension thereof) applicable to the consummation of the Merger under any Competition Law shall have expired or been terminated;

(d) The CFIUS Approval and the Regulatory Approvals shall have been obtained (and all conditions to such approval required to be satisfied as of Closing shall have been satisfied or waived) and shall remain in full force and effect;

(e) The Form F-4 shall have been declared effective, and no stop order suspending the effectiveness of the Form F-4 shall be in effect and no proceedings for such purpose shall be pending before or threatened by the SEC; and

(f) The Parent Common Shares issuable to the stockholders of the Company in connection with the Merger and in respect of Company Equity Awards in accordance with Section 1.7 shall have been conditionally approved for listing on the TSX, subject only to the provision of such required documentation as is customary in the circumstances.

Section 6.2 Conditions to the Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger is further subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions:

(a)(i) The representations and warranties of each of Parent, Merlin Holdco and Merger Sub in Section 4.2(a) and Section 4.7(ii) shall be true and correct (except, with respect to Section 4.2(a), for any de minimis inaccuracies) both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); (ii) the representations and warranties of each of Parent and Merger Sub set forth in Section 4.2 (other than Section 4.2(a)), Section 4.4 and Section 4.23 shall be true and correct in all material respects when made and at and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date); and (iii) all other representations and warranties of each of Parent and Merger Sub set forth in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate has not had, and would not be reasonably expected to have a Parent Material Adverse Effect. The Company shall have received a certificate signed on behalf of Parent by each of two senior executive officers of Parent to the foregoing effect;

(b) Each of Parent and Merger Sub shall have performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the Effective Time pursuant to the terms of this Agreement, and the Company shall have received a certificate signed on behalf of each of Parent and Merger Sub by the Chief Executive Officer of each of Parent and Merger Sub to such effect;

(c) Since the date of this Agreement, there shall not have occurred any fact, circumstance, effect, change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect, and the Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect;

(d) The Parent Common Shares issuable to the stockholders of the Company in connection with the Merger and in respect of Company Equity Awards in accordance with Section 1.7 shall have been authorized for listing on the NYSE or the Nasdaq, in either case, subject to official notice of issuance; and

(e)(1) The Company shall have received an opinion of any of O’Melveny & Myers LLP or Ernst & Young LLP or if none of the foregoing is able or willing to render the required opinion, a nationally recognized tax advisor or legal counsel, in each case reasonably acceptable to the Company and Parent, dated as of the Closing Date to the effect that Section 7874 of the Code, the regulations promulgated thereunder, and any official interpretation thereof as set forth in published guidance by the IRS should not apply in such a manner so as to cause Parent to be treated as a domestic corporation for U.S. federal income tax purposes pursuant to Section 7874(b) of the Code after giving effect to the transactions contemplated by this Agreement from and after the Closing Date or (2) Parent shall have received an opinion of KPMG LLP or Vinson & Elkins LLP or if none of the foregoing is able or willing to render the required opinion, a nationally recognized tax advisor or legal counsel, in each case reasonably acceptable to the Company and Parent which opinion (x) satisfies the condition in Section 6.3(e), (y) has been provided to the Company and (z) the Company shall be specifically permitted by the issuer of such opinion to rely on such opinion. In rendering such opinion, O’Melveny & Myers LLP, KPMG LLP, Ernst & Young LLP, Vinson & Elkins LLP or such other nationally recognized tax advisor or legal counsel shall be entitled to receive and rely upon representations, warranties and covenants of officers of the Parties and any of their respective affiliates as to such matters as such counsel may reasonably request.

Section 6.3 Conditions to Obligations of Parent and Merger Sub to Effect the Merger. The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions:

(a)(i) The representations and warranties of the Company set forth in Section 3.2(a) and Section 3.7(ii) shall be true and correct (except, with respect to Section 3.2(a), for any de minimis inaccuracies) both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); (ii) the representations and warranties of the Company set forth in Section 3.2 (other than Section 3.2(a)), Section 3.4 and Section 3.25 shall be true and correct in all material respects when made and at and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date); and (iii) all other representations and warranties of the Company set forth in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate has not had, and would not be reasonably expected to have a Company Material Adverse Effect. Parent shall have received a certificate signed on behalf of the Company by each of two senior executive officers of the Company to the foregoing effect;

(b) The Company shall have performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the Effective Time pursuant to the terms of this Agreement, and Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or Chief Financial Officer to such effect;

(c) Since the date of this Agreement, there shall not have occurred any fact, circumstance, effect, change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect;

(d) On behalf of the holders of shares of Company Common Stock and any other equity interests in the Company, the Company shall have provided to Parent and Merlin Holdco a duly completed and executed certificate, meeting the requirements of Treasury Regulations Section 1.1445-2(c)(3) and dated as of the Closing Date, to the effect that the Company is not, and has not been during the applicable time period set forth in Section 897(c)(1)(A)(ii) of the Code, a United States real property holding corporation and, accordingly, the shares of Company Common Stock are not U.S. real property interests; and

(e)(1) Parent shall have received an opinion of any of KPMG LLP, Vinson & Elkins LLP or if none of the foregoing is able or willing to render the required opinion, a nationally recognized tax advisor or legal counsel, in each case reasonably acceptable to the Company and Parent dated as of the Closing Date to the effect that Section 7874 of the Code, the regulations promulgated thereunder, and any official interpretation thereof as set forth in published guidance by the IRS should not apply in such a manner so as to cause Parent to be treated as a domestic corporation for U.S. federal income tax purposes pursuant to Section 7874(b) of the Code after giving effect to the transactions contemplated by this Agreement from and after the Closing Date or (2) the Company shall have received an opinion of O’Melveny & Myers LLP or Ernst & Young LLP or if none of the foregoing is able or willing to render the required opinion, a nationally recognized tax advisor or legal counsel, in each case reasonably acceptable to the Company and Parent which opinion (x) satisfies the condition in Section 6.2(e), (y) has been provided to Parent and (z) Parent shall be specifically permitted by the issuer of such opinion to rely on such opinion. In rendering such opinion, O’Melveny & Myers LLP, KPMG LLP, Ernst & Young LLP, Vinson & Elkins LLP or such other nationally recognized tax advisor or legal counsel shall be entitled to receive and rely upon representations, warranties and covenants of officers of the Parties and any of their respective affiliates as to such matters as such counsel may reasonably request.

ARTICLE VII

TERMINATION

Section 7.1 Termination. Notwithstanding anything herein to the contrary, this Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of the Merger and this Agreement by the stockholders of the Company or any approval of the matters constituting the Parent Shareholder Approval by the shareholders of Parent):

(a) by the mutual consent of Parent and the Company in a written instrument;

(b) by either the Company or Merlin Holdco upon written notice to the other, if:

(i) the Merger shall not have been consummated on or before 5:00 p.m. Eastern Time on December 7, 2017 (the “End Date”); provided, that the right to terminate this Agreement pursuant to this

Section 7.1(b)(i) shall not be available to a Party whose failure to fulfill any material obligation under this Agreement has been the cause of, or resulted in, the failure of the Merger to have been consummated on or before such date;

(ii) any Governmental Entity shall have issued a statute, rule, order, decree or regulation or taken any other action (which statute, rule, order, decree, regulation or other action the Parties shall have used their reasonable best efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting consummation of the Merger or making the Merger illegal and such statute, rule, order, decree, regulation or other action shall have become final and nonappealable;

(iii) the Company Stockholder Approval shall not have been obtained in accordance with applicable Law at the Company Stockholder Meeting duly convened therefor or at any adjournment or postponement thereof at which a vote to obtain the Company Stockholder Approval was taken;

(iv) the Parent Shareholder Approval shall not have been obtained in accordance with applicable Law at the Parent Shareholders’ Meeting duly convened therefor or at any adjournment or postponement thereof at which a vote to obtain the Parent Shareholder Approval was taken; or

(v) if CFIUS notifies Parent and the Company in writing that CFIUS intends to send a report to the President of the United States recommending that the President act to suspend or to prohibit the Merger.

(c) by the Company, if Parent shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 6.2(a) or (b), and (ii) is incapable of being cured by Parent or is not cured by Parent within 30 days following receipt of written notice from the Company of such breach or failure to perform; provided that the right of the Company to terminate this Agreement pursuant to this Section 7.1(c) shall not be available if the Company is itself in breach or has failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would give rise to the failure of a condition set forth in Section 6.3(a) or (b);

(d) by Merlin Holdco, if the Company shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 6.3(a) or (b), and (ii) is incapable of being cured by the Company or is not cured by the Company within 30 days following receipt of written notice from Parent of such breach or failure to perform; provided that the right of Merlin Holdco to terminate this Agreement pursuant to this Section 7.1(d) shall not be available if Parent, Merlin Holdco or Merger Sub is itself in breach or has failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would give rise to the failure of a condition set forth in Section 6.2(a) or (b);

(e) by Merlin Holdco, prior to receipt of the Company Stockholder Approval, if (i) the Company, or the Company Board, as the case may be, shall have (A) entered into any agreement with respect to any Company Acquisition Proposal (other than a Company Acceptable Confidentiality Agreement as permitted by Section 5.3(b)(ii)) or (B) approved or recommended any Company Acquisition Proposal other than the Merger, or (ii) a Company Adverse Recommendation Change shall have occurred or the Company Board shall have resolved to make a Company Adverse Recommendation Change;

(f) by the Company, prior to receipt of the Parent Stockholder Approval, if (i) Parent, or the Parent Board, as the case may be, shall have (A) entered into any agreement with respect to any Parent Acquisition Proposal (other than a Parent Acceptable Confidentiality Agreement as permitted by Section 5.4(b)(ii)) or (B) approved or recommended any Parent Acquisition Proposal other than the Merger, or (ii) a Parent Adverse Recommendation Change shall have occurred or the Parent Board shall have resolved to make a Parent Adverse Recommendation Change; or

(g) by the Company, prior to receipt of the Company Stockholder Approval, (i) in accordance with Section 5.3 in order to enter into a definitive agreement with respect to a Company Superior Proposal (which definitive agreement shall be entered into concurrently with, or promptly following, the termination of this Agreement pursuant to this Section 7.1(g)) and (ii) the Company shall have tendered to Parent payment in full of the Termination Fee by wire transfer of immediately available funds to an account designated by Parent on or prior to such termination pursuant to this Section 7.1(g).

(h) by Merlin Holdco, if (i) (A) the NGA Contract has been terminated or cancelled or the option to renew the NGA Contract for the next contract year after the date hereof has not been exercised by the NGA, (B) the NGA has provided clear, unambiguous authorized notice to the Company that the NGA Contract will, on or before the business date after the next scheduled renewal date after the date hereof, be terminated or cancelled or the option to renew the NGA Contract for the next contract year will not be exercised by the NGA, or (C) NGA materially changes the scope under Specified CLINs where such change of scope materially decreases the revenue to be received by the Company under the NGA Contract for the remainder of the current option year of the NGA Contract, and (ii) Parent shall have tendered to the Company payment in full of the Reverse Termination Fee by wire transfer of immediately available funds to an account designated by the Company on or prior to such termination of this Agreement.

Section 7.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1, written notice thereof shall forthwith be given by the terminating Party to the other Parties specifying the provision of this Agreement pursuant to which such termination is made, and except as provided in this Section 7.2, this Agreement shall forthwith become null and void. In the event of such termination, there shall be no liability on the part of Parent, Merlin Holdco, Merger Sub or the Company, except as set forth in Section 8.1 of this Agreement and except with respect to the requirement to comply with the Confidentiality Agreement; provided that, nothing herein shall relieve any Party from any liability or obligation with respect to any willful and material breach of this Agreement or intentional fraud. For purposes of this Agreement, “willful and material breach” shall mean a material breach that is a consequence of an act taken by the breaching Party, or the failure by the breaching Party to take an act it is required to take under this Agreement, when the breaching Party knew that the taking of, or the failure to take, such act would, or would be reasonably be expected to, result in a breach of this Agreement.

ARTICLE VIII

MISCELLANEOUS

Section 8.1 Fees and Expenses.

(a) Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such costs or expenses, except as provided in Section 7.1(g), Section 7.1(h) and this Section 8.1.

(b) In the event that this Agreement is terminated by Merlin Holdco pursuant to Section 7.1(e), then the Company shall pay to Merlin Holdco in immediately available funds a termination fee in an amount equal to U.S. $85,000,000 (the “Termination Fee”).

(c) In the event that this Agreement is terminated by either the Company or Merlin Holdco pursuant to Section 7.1(b)(iii), then the Company shall reimburse Merlin Holdco for all of the Expenses of Parent, Merlin Holdco, and Merger Sub up to $10,000,000 (the “Cap”).

(d) In the event that (i) a Company Acquisition Proposal has been proposed or announced by any Person (other than Parent, Merlin Holdco and Merger Sub or any of their respective affiliates), (ii) thereafter this Agreement is terminated by either the Company or Merlin Holdco pursuant to Section 7.1(b)(i) (other than a situation where Parent would be obligated to pay the Reverse Termination Fee to the Company pursuant to Section 8.1(h)), or by Merlin Holdco pursuant to Section 7.1(d) and (iii) within 12 months after the termination of this Agreement, the Company or any of its Subsidiaries enters into any definitive agreement providing for a Company Acquisition Proposal, or a Company Acquisition Proposal is consummated, then the Company shall pay Merlin Holdco the Termination Fee, upon the first to occur of the events described in clause (iii) of this sentence.

(e) In the event that (i) a Company Acquisition Proposal has been publicly proposed or publicly announced by any Person (other than Parent, Merlin Holdco and Merger Sub or any of their respective affiliates), (ii) thereafter this Agreement is terminated by either the Company or Merlin Holdco pursuant to Section 7.1(b)(iii), and (iii) within 12 months after the termination of this Agreement, the Company or any of its Subsidiaries enters into any definitive agreement providing for a Company Acquisition Proposal, or a Company Acquisition Proposal is consummated, then the Company shall pay Merlin Holdco the Termination Fee, less any previous payment by the Company of the Expenses of Parent, Merlin Holdco and Merger Sub pursuant to Section 8.1(c), upon the first to occur of the events described in clause (iii) of this sentence.

(f) In the event that this Agreement is terminated by either the Company or Merlin Holdco pursuant to Section 7.1(b)(iv), then Merlin Holdco shall reimburse the Company of all of the Expenses of the Company up to the Cap.

(g) In the event that this Agreement is terminated by the Company pursuant to Section 7.1(f), then Parent, on behalf of Merlin Holdco, shall pay to the Company in immediately available funds the Termination Fee.

(h) If, at a time when each of the conditions set forth in Section 6.1(a)(i) and Section 6.3 shall have been satisfied or waived (other than the condition set forth in Section 6.3(e) and those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), this Agreement is terminated by (i) Merlin Holdco or the Company pursuant to (A) Section 7.1(b)(v), (B) Section 7.1(b)(i) at a time when (1) any of the conditions set forth in Sections 6.1(c) or (d) have not been satisfied, (2) the condition set forth in Section 6.1(b) has not been satisfied due to a matter related to a Competition Law, CFIUS Approval or any Regulatory Approval, or (3) the condition set forth in Section 6.3(e) has not been satisfied or waived by Parent or (C) Section 7.1(b)(ii) as a result of a matter related to a Competition Law, CFIUS Approval or any Regulatory Approval or (ii) Merlin Holdco pursuant to Section 7.1(b)(iv) at a time when any of the conditions set forth in Sections 6.1(c) or 6.1(d) have not been satisfied or the condition set forth in Section 6.1(b) has not been satisfied due to a matter related to a Competition Law, CFIUS Approval or any Regulatory Approval, then Parent shall pay to the Company in immediately available funds a termination fee in an amount equal to U.S. $150,000,000 (the “Reverse Termination Fee”). Notwithstanding clause (ii) in the immediately preceding sentence, if the Parent Shareholder Approval is not obtained in accordance with applicable Law at the Parent Shareholder Meeting duly convened therefor or at any adjournment or postponement thereof at which a vote to obtain the Parent Shareholder Approval was taken and prior to such Parent Shareholder Meeting the Parent Board shall have made, in accordance with Section 5.4, a Parent Adverse Recommendation Change with respect to a Parent Superior Proposal (which proposal has not been withdrawn prior to such Parent Shareholder Meeting), then the termination fee payable to the Company pursuant to clause (ii) shall equal the Termination Fee instead of the Reverse Termination Fee.

(i) In the event that (i) a Parent Acquisition Proposal has been proposed or announced by any Person (other than the Company or any of its respective affiliates), (ii) thereafter this Agreement is terminated by either the Company or Merlin Holdco pursuant to Section 7.1(b)(i), or by the Company pursuant to Section 7.1(c) and (iii) within 12 months after the termination of this Agreement, Parent or any of its Subsidiaries enters into any definitive agreement providing for a Parent Acquisition Proposal, or a Parent Acquisition Proposal is consummated, then Parent, on behalf of Merlin Holdco, shall pay the Company the Termination Fee, upon the first to occur of the events described in clause (iii) of this sentence.

(j) In the event that (i) a Parent Acquisition Proposal has been publicly proposed or publicly announced by any Person (other than the Company or any of its respective affiliates), (ii) thereafter this Agreement is terminated by either the Company or Merlin Holdco pursuant to Section 7.1(b)(iv), and (iii) within 12 months after the termination of this Agreement, Parent or any of its Subsidiaries enters into any definitive agreement providing for a Parent Acquisition Proposal, or a Parent Acquisition Proposal is consummated, then Parent, on behalf of Merlin Holdco, shall pay the Company the Termination Fee, less any previous payment by Parent, on behalf of Merlin Holdco, of the Expenses of the Company pursuant to Section 8.1(f), upon the first to occur of the events described in clause (iii) of this sentence.

(k) In the event that (i) this Agreement is terminated by the Company pursuant to Section 7.1(c) due to a breach by Parent, Merlin Holdco or Merger Sub of Sections 5.6(a)-(e), (ii) any of the conditions set forth in Sections 6.1(c) or (d) have not been satisfied or the condition in Section 6.1(b) has not been satisfied due to a matter related to a Competition Law, CFIUS Approval or any Regulatory Approval at the time of such termination and (iii) the conditions set forth in Section 6.3 have been satisfied or waived (other than the condition set forth in Section 6.3(e) and any conditions that by their nature are to be satisfied at the Closing Date (so long as such conditions are then capable of being satisfied), then Parent, on behalf of Merlin Holdco, shall pay to the Company the Reverse Termination Fee.

(l) Any payment of the (i) Termination Fee pursuant to Section 8.1(b) or Section 8.1(g) or (ii) the Reverse Termination Fee pursuant to Section 8.1(h) or Section 8.1(k), as applicable, or the payment of Expenses pursuant to Section 8.1(c) or Section 8.1(f), as applicable, shall be made within one Business Day after termination of this Agreement by wire transfer of immediately available funds to an account designated by Merlin Holdco or the Company, as applicable. In the event that a Party is required to commence litigation to seek all or a portion of the amounts payable to such Party under Section 7.1(g), Section 7.1(h) or this Section 8.1, and such Party prevails in the litigation, it shall be entitled to receive, in addition to all amounts that it is otherwise entitled to receive under Section 7.1(g), Section 7.1(h) or this Section 8.1, all reasonable expenses (including attorneys’ fees) which it has incurred in enforcing its rights hereunder, together with interest on such amount or portion thereof at the prime rate set forth in the Wall Street Journal in effect on the date such payment was required to be made through the date the payment was actually received. In no event shall the Company be required to pay the Termination Fee to Parent or any of its affiliates on more than one occasion and in no event shall Parent be required to pay the Reverse Termination Fee or the Termination Fee to the Company or any of its affiliates on more than one occasion and in no event shall Parent be required to pay a Termination Fee to the Company or any of its affiliates if Parent shall have previously paid the Reverse Termination Fee to the Company or any of its affiliates.

(m) The Parties agree that the monetary remedies set forth in Section 7.1(g), Section 7.1(h) and this Section 8.1 and, in the case of Parent, Merlin Holdco, Merger Sub and any of their respective affiliates and Representatives (other than any Debt Provider) the specific performance remedies set forth in Section 8.13 shall be the sole and exclusive remedies of (i) the Company and the Company Subsidiaries against Parent, Merlin Holdco, Merger Sub, the Debt Providers and any of their respective affiliates and Representatives under this Agreement or arising out of or related to this Agreement or the transactions contemplated hereby except in the case of intentional fraud or a willful and material breach of a covenant, agreement or obligation (in which case only Parent shall be liable for damages for such intentional fraud or willful and material breach), and upon payment of such amount, none of Parent, Merlin Holdco, Merger Sub, the Debt Providers and any of their respective affiliates and Representatives shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby, except for the liability of Parent in the case of intentional fraud or a willful and material breach of a covenant, agreement or obligation; and (ii) Parent, Merlin Holdco, or Merger Sub and any of their respective affiliates and Representatives, against the Company and its Subsidiaries and any of their respective affiliates and Representatives under this Agreement or arising out of or related to this Agreement or the transactions contemplated hereby except in the case of intentional fraud or a willful and material breach of a covenant, agreement or obligation (in which case only the Company shall be liable for damages for such intentional fraud or a willful and material breach), and upon payment of such amount, none of the Company and the Company Subsidiaries or any of their respective affiliates and Representatives shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby, except for the liability of the Company in the case of intentional fraud or a willful and material breach of a covenant, agreement or obligation.

(n) For purposes of Section 8.1(d) and 8.1(e), the term “Company Acquisition Proposal” shall have the meaning assigned to such term in Section 8.5(h) except that all references to “20%” therein shall be deemed to be references to “50%”. For purposes of Sections 8.1(i) and 8.1(j), the term “Parent Acquisition Proposal” shall have the meaning assigned to such term in Section 8.5(yy) except that all references to “20%” therein shall be deemed to be references to “50%”.

Section 8.2 Amendment; Waiver.

(a) This Agreement may be amended by the Parties, by action taken or authorized by their respective boards of directors, at any time before or after approval by the stockholders of the Company of the matters presented in connection with the Merger, provided, however, that: (i) following the receipt of the Company Stockholder Approval, there shall be no amendment or supplement to the provisions of this Agreement which by applicable Law or in accordance with the rules of any relevant self-regulatory organization would require further approval by the holders of Company Capital Stock without such approval; and (ii) following the receipt of the Parent Shareholder Approval, there shall be no amendment or supplement to the provisions of this Agreement which by applicable Law or in accordance with the rules of any relevant self-regulatory organization would require further approval by the holders of Parent Common Shares without such approval; provided, further, however, that with respect to any amendment, supplement, modification and/or waiver to Section 7.1, Section 7.2, this Section 8.2, Section 8.10, Section 8.14, Section 8.15 and Section 8.16, that is adverse to any Debt Provider, the prior written consent of the adversely affected Debt Provider shall be required before any such amendment, supplement, modification and/or waiver may become effective. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

(b) At any time prior to the Effective Time, the Parties may (i) extend the time for the performance of any of the obligations or other acts of the other Parties, (ii) waive any inaccuracies in the representations and warranties of the other Parties contained herein or in any document, certificate or writing delivered pursuant hereto by the other Party or (iii) waive compliance with any of the agreements or conditions of the other Parties contained herein. Any agreement on the part of any Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the Party granting such waiver in any other respect or at any other time. Neither the waiver by any of the Parties of a breach of or a default under any of the provisions of this Agreement, nor the failure by any of the Parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder. The rights and remedies herein provided are cumulative and none is exclusive of any other, or of any rights or remedies that any Party may otherwise have at Law or in equity.

Section 8.3 Survival. The representations and warranties contained in this Agreement or in any certificates or other documents delivered prior to or as of the Effective Time shall survive until (but not beyond) the Effective Time. The covenants and agreements of the Parties (including the Surviving Corporation after the Merger) shall survive the Effective Time without limitation (except for those which, by their terms, contemplate a shorter survival period).

Section 8.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given upon (i) transmitter’s confirmation of a receipt of a facsimile transmission or email, (ii) confirmed delivery by a standard overnight carrier or when delivered by hand, or (iii) delivery in Person, addressed at the following addresses (or at such other address for a Party as shall be specified by like notice):

(a) if to the Company, to:

DigitalGlobe, Inc.

1300 West 120th Avenue

Westminster, CO 80234

Telephone: Separately Supplied

Email: Legalcontracts@digitalglobe.com

Attention: Daniel L. Jablonsky

with a copy to:

O’Melveny & Myers LLP

610 Newport Center Drive, 17th Floor

Newport Beach, California 92660

Facsimile: (949) 823-6994

Email: jherron@omm.com and aterner@omm.com

Attention: J. Jay Herron, Esq. and Andor D. Terner, Esq.

and

(b) if to Parent, Merlin Holdco or Merger Sub, to:

MacDonald, Dettwiler and Associates Ltd.

1570-200 Burrard Street

Vancouver, BC V6C 3L6

Telephone: (650) 852-4000

Facsimile: (604) 231-2768

Email: legalnotice@sslmda.com

Attention: Michelle Kley

with a copy to:

Vinson & Elkins LLP

1001 Fannin Street, Suite 2500

Houston, Texas 77002

Facsimile: (713) 615-5956

Email: jfloyd@velaw.com and sgill@velaw.com

Attention: Jeffery B. Floyd and Stephen M. Gill

and

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto, ON, Canada M5L 1B9

Facsimile: (416) 947-0866

Email: WBraithwaite@stikeman.com

Attention: William Braithwaite

Section 8.5 Interpretation; Definitions. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation”. The phrase “made available” when used in this Agreement shall mean that the information referred to has been made available to the Party to whom such information is to be made available. The word “affiliates” when used in this Agreement shall have the meaning ascribed to such term in Rule 12b-2 under the Exchange Act. The phrase “beneficial ownership” and words of similar import when used in this Agreement shall have the meaning ascribed to it in Rule 13d-3 under the Exchange Act. The phrase “the date of this Agreement,” “date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to February 24, 2017. Except as otherwise expressly provided herein, all references in this Agreement to “$” are intended to refer to U.S. dollars. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any statute defined or referred to herein means such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. Each of the Parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all of the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of authorship of any of the provisions of this Agreement.

The following terms have the following definitions:

(a) “Business Day” means any day other than Saturday and Sunday and any day on which banks are not required or authorized to close in the State of Delaware or New York or in the province of British Columbia.

(b) “Canadian Securities Laws” means all applicable securities Laws in each of the provinces of Canada and the respective rules and regulations made thereunder together with applicable published national and local instruments, policy statements, notices, blanket orders and rulings thereunder of the Canadian Securities Regulatory Authorities.

(c) “Canadian Securities Regulatory Authorities” means each securities commission or similar regulatory authority in each of the provinces of Canada.

(d) “CFIUS” means the Committee on Foreign Investment in the United States and any agency, division or branch of the U.S. Government that is involved in the proceedings under Section 7.21.

(e) “CFIUS Approval” means that CFIUS has notified Parent and the Company in writing that: (i) CFIUS has concluded that Merger is not a “covered transaction” and not subject to review under Section 721; (ii) CFIUS has concluded its review or, if applicable, its investigation of the Merger under Section 721, and there are no unresolved national security concerns with respect to the Merger; or (iii) CFIUS has sent a report to the President of the United States requesting the President’s decision under Section 721 with respect to Merger and either (A) the period under Section 721 during which the President may announce his decision to take action to suspend, prohibit or place any limitations on Merger has expired without any such action being threatened, announced or taken, or (B) the President has announced a decision not to take any action to suspend, prohibit or place any limitations on the Merger.

(f) “Code” means the U.S. Internal Revenue Code of 1986, as amended.

(g) “Company Acceptable Confidentiality Agreement” means a confidentiality agreement on terms that are no less favorable to the Company than those contained in the Confidentiality Agreement (which agreement need not contain standstill provisions).

(h) “Company Acquisition Proposal” means any Contract, proposal, offer or indication of interest relating to any transaction or series of related transactions (other than transactions with Parent or any of its Subsidiaries) involving (i) any merger, amalgamation, share exchange, recapitalization, consolidation, liquidation or dissolution involving the Company the business of which constitutes 20% or more of the Company’s consolidated net revenue or earnings before interest, taxes, depreciation and amortization for the preceding twelve months; (ii) any direct or indirect acquisition (by asset purchase, stock purchase, merger, or otherwise) by any Person or “group” (as defined under Section 13(d) of the Exchange Act) of any business or assets of the Company or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that generated 20% or more of the Company’s consolidated net revenue or earnings before interest, taxes, depreciation and amortization for the preceding twelve months, or any license, lease or long-term supply agreement having a similar economic effect; or (iii) any direct or indirect acquisition of beneficial ownership (as defined under Section 13(d) of the Exchange Act) by any Person or “group” of 20% or more of the voting stock of the Company or any tender or exchange offer that, if consummated, would result in any Person or group beneficially owning 20% or more of the voting stock of the Company.

(i) “Company Adverse Recommendation Change” means (i) any failure to make the Company Board Recommendation, (ii) making any change to, qualification of, withholding of, withdrawal of or modification of, in a manner adverse to Parent, the Company Board Recommendation, (iii) any failure to recommend against acceptance of any tender offer or exchange offer for the shares of Company Common Stock within 10 Business Days after commencement of any such offer, (iv) adopting, approving or recommending, or publicly proposing to approve or recommend a Company Acquisition Proposal or any letter of intent, agreement in principal, acquisition agreement or similar Contract relating to any Company Acquisition Proposal (other than an Acceptable Confidentiality Agreement), or (v) resolving or agreeing to take any of the actions contained in clauses (i) through (iv) above.

(j) “Company Environmental Claim” means any claim, demand, suit, action, cause of action, proceeding, investigation or notice to the Company or any of its Subsidiaries by any Person or entity alleging any potential liability (including potential liability for investigatory costs, cleanup costs, governmental response costs, natural resource damages, personal injuries, or penalties) arising out of, based on, or resulting from (i) the presence, or Release into the environment, of any Hazardous Material at any location, whether or not owned, leased, operated or used by the Company or its Subsidiaries, or (ii) circumstances forming the basis of any violation, or alleged violation, of any applicable Environmental Law.

(k) “Company Equity Awards” means, collectively, the Company Options and Company RSUs.

(l) “Company Existing Credit Facility” means the Credit and Guaranty Agreement, dated as of December 22, 2016, by and among the Company, the guarantors party thereto, the lenders party thereto and Barclays Bank PLC, as administrative agent and collateral agent, as amended or supplemented to the extent not prohibited hereunder.

(m) “Company Existing Credit Facility Documents” means the “Credit Documents” as defined in the Company Existing Credit Facility.

(n) “Company Government Bid” means any offer, quotation or bid which, if accepted or awarded, would lead to a Company Government Contract for the sale of goods or the provision of services.

(o) “Company Intervening Event” means a material event, development or circumstance that was not known to the Company Board on the date of this Agreement (or if known, the consequences of which were not known or reasonably foreseeable by the Company Board as of the date hereof), which event or circumstance, or any material consequences thereof, becomes known to the Company Board prior to obtaining the Company Stockholder Approval; provided, however, that in no event shall the receipt, existence or terms of a Company Acquisition Proposal or any matter relating thereto or consequence thereof constitute a Company Intervening Event.

(p) “Company Leased Real Property” means all interests in real property pursuant to the Company Leases.

(q) “Company Leases” means the real property leases, subleases, licenses and use or occupancy agreements pursuant to which the Company or any of its Subsidiaries is the lessee, sublessee, licensee, user, operator or occupant of real property, or interests therein.

(r) “Company Material Adverse Effect” means a Material Adverse Effect with respect to the Company.

(s) “Company Owned Real Property” means the real property, and interests in real property, owned by the Company and its Subsidiaries.

(t) “Company Performance-Based RSUs” means those Company RSUs that are subject to unsatisfied performance conditions for a performance period that includes the date on which the Closing occurs.

(u) “Company Real Property” means the Company Owned Real Property and the Company Leased Real Property.

(v) “Company RSUs” means each restricted stock unit denominated in shares of Company Common Stock subject to time-based, performance, or other vesting restrictions (whether styled as a Restricted Share Unit, a Performance Share Unit, a Performance Share, or otherwise) that is outstanding under any Company Equity Plan.

(w) “Company Superior Proposal” means an unsolicited, bona fide written offer by any Person or “group” (other than Parent or any of its controlled affiliates) to acquire, directly or indirectly, substantially all of the businesses or assets of the Company, or a majority of the Company Capital Stock, in each case whether by way of merger, amalgamation, share exchange, tender offer, exchange offer, recapitalization, consolidation, sale of assets or otherwise, that, the Company Board determines, in good faith, after taking into account relevant legal, financial, regulatory, estimated timing of consummation and other aspects of such proposal and the Person or group making such proposal, would, if consummated in accordance with its terms, result in a transaction more favorable, from a financial point of view, to the Company’s stockholders than the Merger.

(x) “Company Unvested Time-Based RSUs” means those Company RSUs that are not Company Performance-Based RSUs and that are not, immediately prior to the Effective Time and after giving effect to any accelerated vesting in connection with the transactions contemplated by this Agreement, vested.

(y) “Company Vested Time-Based RSUs” means those Company RSUs that are not Company Performance-Based RSUs and that are, immediately prior to the Effective Time and after giving effect to any accelerated vesting in connection with the transactions contemplated by this Agreement, vested.

(z) “Competition Laws” means statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade and includes the HSR Act and the Competition Act and any other statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and any Laws of any jurisdiction other than the United States and Canada that requires a merger control filing with respect to the transactions contemplated by this Agreement.

(aa) “Consolidated Group” means any affiliated, combined, consolidated, unitary or similar group with respect to any Taxes, including any affiliated group within the meaning of Section 1504 of the Code electing to file consolidated federal income Tax Returns and any similar group under U.S. state or local or non-U.S. Law.

(bb) “Contract” means any contract, lease, license, indenture, note, bond, agreement, concession, franchise or other instrument.

(cc) “CRTC” means the Canadian Radio-television and Telecommunications Commission.

(dd) “DSS Approval” means DSS shall have signed and returned to the Company an executed counterpart of the commitment letter submitted by the Parties, approving in principle the measures to be implemented following the Closing to mitigate any FOCI issues arising from the participation of the Parent in the transactions contemplated by this Agreement.

(ee) “Environmental Laws” means all Laws, including common law, relating to contamination, pollution, cleanup, restoration or protection of the environment (including ambient air, surface water, groundwater, land surface or subsurface strata and natural resources) or to the protection of flora or fauna or their habitat or human or public health or safety, including (i) Laws relating to emissions, discharges, Releases or threatened Releases of Hazardous Materials, or otherwise relating to the manufacture, generation, processing, distribution, use, sale, treatment, receipt, storage, disposal, transport or handling of Hazardous Materials, including the Comprehensive Environmental Response, Compensation, and Liability Act and the Resource Conservation and Recovery Act, and (ii) the Occupational Safety and Health Act.

(ff) “Expenses” means documented out-of-pocket fees and expenses incurred or paid in connection with the negotiation of this Agreement or the consummation of any of the transactions contemplated by this Agreement, including all due diligence and financing costs, filing fees, printing fees and fees and expenses of law firms, commercial banks, investment banking firms, accountants, experts and consultants.

(gg) “FCPA” means the Foreign Corrupt Practices Act of 1977 (15 U.S.C. § 78dd-1, et seq.).

(hh) “Financing” means debt financing in the amounts set forth in the Commitment Letter and on terms not less favorable to the borrower than those set forth in the Commitment Letter. For purposes of Section 5.14, “Financing” shall include an offering of senior notes as contemplated by the Commitment Letter.

(ii) “Foreign Affairs Canada” means Foreign Affairs, Trade and Development Canada.

(jj) “Hazardous Material” means (i) chemicals, pollutants, contaminants, wastes, toxic and hazardous substances, and oil and petroleum products, (ii) any substance that is or contains asbestos, urea formaldehyde foam insulation, polychlorinated biphenyls, petroleum or petroleum-derived substances or wastes, radon gas or related materials, lead or lead-based paint or materials, fungus or mold, (iii) any substance that requires investigation, removal or remediation under any Environmental Law, or is defined, listed, regulated or identified as hazardous, toxic or otherwise actionable or dangerous under any Environmental Laws, or (iv) any substance that is toxic, explosive, corrosive, flammable, infectious, radioactive, carcinogenic, mutagenic, or otherwise hazardous.

(kk) “ICA Approval” means that a Party shall not have received, with respect to the Merger, notice from the Minister under either section 25.2(1) of the Investment Canada Act or section 25.3(2) of the Investment Canada Act within the period prescribed under the Investment Canada Act or, if a Party has received such a notice, such Party shall have subsequently received one of the following notices, as applicable: (i) under section 25.2(4)(a) of the Investment Canada Act indicating that no order for the review of the transactions contemplated by this Agreement will be made under section 25.3(1) of the Investment Canada Act, (ii) under section 25.3(6)(b) of the Investment Canada Act indicating that no further action will be taken in respect of the transactions contemplated by this Agreement, or (iii) under section 25.4(1) of the Investment Canada Act indicating that the Governor in Council authorizes the completion of the transactions contemplated by this Agreement.

(ll) “IFRS” means generally accepted accounting principles in Canada from time to time including, for the avoidance of doubt, the standards prescribed in Part I of the CPA Canada Handbook – Accounting (International Financial Reporting Standards) as the same may be amended, supplemented or replaced from time to time.

(mm) “Indebtedness” means, with respect to any Person, without duplication, all obligations or undertakings by such Person (i) for borrowed money (including deposits or advances of any kind to such Person); (ii) evidenced by bonds, debentures, notes or similar instruments; (iii) pursuant to securitization or factoring programs or arrangements; (iv) pursuant to guarantees and arrangements having the economic effect of a guarantee of any Indebtedness of any other Person (other than between or among any of Parent and its wholly owned Subsidiaries or between or among the Company and its wholly owned Subsidiaries); (v) to maintain or cause to be maintained the financing, financial position or covenants of others or to purchase the obligations or property of others; or (vi) letters of credit, bank guarantees, and other similar Contracts or arrangements entered into by or on behalf of such Person.

(nn) “Intellectual Property” means (i) trademarks, service marks, certification marks, names, corporate names, trade names, domain names, logos, slogans, trade dress, design rights, and other similar designations of sources of origin, the goodwill associated with the foregoing and registrations of, and applications to register, the foregoing, including any extension, modification or renewal of any such registration or application (“Trademarks”), (ii) rights arising from inventions, discoveries, ideas, know-how, processes, formula, models, and methodologies, whether patentable or not, (iii) patents, applications for patents (including any division, continuation, continuation in part or renewal application), invention disclosures and any renewals, extensions, substitutions, re-examinations or reissues thereof (“Patents”), (iv) trade secrets and confidential information (“Trade Secrets”), (v) rights arising from writings and other works, whether copyrightable or not, (vi) rights arising from copyrightable subject matter, including registrations and applications for registration of copyrights and any renewals or extensions thereof (“Copyrights”), (vii) rights in computer programs (whether in source code, object code, or other form), algorithms, databases, compilations and data, technology supporting the foregoing, and all documentation, including user manuals and training materials, related to any of the foregoing (“Software”), (viii) moral rights and rights of attribution and integrity, and (ix) all rights in the foregoing, in any similar intangible assets, and in any similar intellectual property or proprietary rights, in each case in any domestic or foreign jurisdiction.

(oo) “ISED” means Innovation, Science and Economic Development Canada.

(pp) “Knowledge” means, (i) with respect to the Company, the actual knowledge, after reasonable inquiry, of the individuals set forth in Section 8.5(i) of the Company Disclosure Letter and (ii) with respect to Parent, the actual knowledge, after reasonable inquiry, of the individuals set forth in Section 8.5(ii) of the Parent Disclosure Letter.

(qq) “Liens” means any mortgage, pledge, deed of trust, hypothecation, right of others, claim, security interest, encumbrance, burden, title defect, title retention agreement, lease, sublease, license, occupancy agreement, easement, covenant, condition, encroachment, voting trust agreement, interest, option, right of first offer, negotiation or refusal, proxy, lien, charge or other restrictions or limitations of any nature whatsoever.

(rr) “Litigation” means any action, claim, suit, proceeding, citation, summons, subpoena, inquiry or investigation of any nature, civil, criminal or regulatory, in Law or in equity, by or before any Governmental Entity or arbitrator (including worker’s compensation claims).

(ss) “Material Adverse Effect” means, with respect to any Person, any fact, circumstance, effect, change, event or development that materially adversely affects (i) the business, assets, liabilities, properties, financial condition or results of operations of such Person and its Subsidiaries, taken as a whole; provided, however, that no effect (by itself or when aggregated or taken together with any and all other effects) directly or indirectly resulting from, arising out of, attributable to, or related to any of the following shall be deemed to be or constitute a “Material Adverse Effect,” and no effect (by itself or when aggregated or taken together with any and all other such effects) directly or indirectly resulting from, arising out of, attributable to, or related to any of the following shall be taken into account when determining whether a “Material Adverse Effect” has occurred or may, would or could occur: (A) general economic conditions (or changes in such conditions) in the United States, Canada or any other country or region in the world, or conditions in the global economy generally; (B) conditions (or changes in such conditions) in the securities markets, credit markets, currency markets or other financial markets in the United States, Canada or any other country or region in the world, including (1) changes in interest rates in the United States, Canada or any other country or region in the world and changes in exchange rates for the currencies of any countries and (2) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States, Canada or any other country or region in the world; (C) conditions (or changes in such conditions) in the industries in which such Person and its Subsidiaries conduct business; (D) political conditions (or changes in such conditions) in the United States, Canada or any other country or region in the world or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States, Canada or any other country or region in the world; (E) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions in the United States, Canada or any other country or region in the world; (F) the announcement of this Agreement or the pendency or consummation of the transactions contemplated hereby, (G) any actions taken or failure to take action, in each case, to which Parent or the Company, as applicable, has requested; or compliance with the terms of, or the taking of any action expressly permitted or required by, this Agreement; or the failure to take any action prohibited by this Agreement; (H) changes in Law or other legal or regulatory conditions, or the interpretation thereof, or changes in U.S. GAAP, IFRS or other accounting standards (or the interpretation thereof), or that result from any action taken for the purpose of complying with any of the foregoing; (I) any changes, in and of itself, in such Person’s stock price or the trading volume of such Person’s stock, or any failure, in and of itself, by such Person to meet any public estimates or expectations of such Person’s revenue, earnings or other financial performance or results of operations for any period, or any failure, in and of itself, by such Person or any of its Subsidiaries to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the facts or occurrences giving rise to or contributing to such changes or failures may constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect); or (J) any legal proceedings made or brought by any of the current or former stockholders of such Person (on their own behalf or on behalf of such Person) against the Company, Parent, Merlin Holdco, Merger Sub or any of their directors or officers, arising out of the Merger or in connection with any other transactions contemplated by this Agreement; except to the extent such effects directly or indirectly resulting from, arising out of, attributable to or related to the matters described in the foregoing clauses (A) through (E) and (H) disproportionately adversely affect such Person and its Subsidiaries, taken as a whole, as compared to other Persons that conduct business in the countries and regions in the world and in the industries in which such Person and its Subsidiaries conduct business (in which case, such adverse effects (if any) shall be taken into account when determining whether a “Material Adverse Effect” has occurred or may, would or could occur solely to the extent they are disproportionate) or (ii) the ability of such Person and its Subsidiaries to consummate the transactions contemplated by this Agreement.

(tt) “Minister” has the same meaning as is prescribed to that term under section 3 of the Investment Canada Act.

(uu) “Nasdaq” means The Nasdaq Stock Market LLC.

(vv) “NGA” means the National Geospatial-Intelligence Agency.

(ww) “NGA Contract” means the Enhanced View Imagery Acquisition Contract No. HM0210-10-C-0002 dated August 6, 2010, by and between the Company and the NGA, which was reissued on September 1, 2013 as Contract No. #HM0210-13-C-N002 and as modified.

(xx) “NOAA” means the National Oceanic and Atmospheric Administration of the U.S. Department of Commerce.

(yy) “NYSE” means the New York Stock Exchange.

(zz) “Option Consideration” means (i) an amount of cash equal to the positive difference, if any, between the Total Cash Consideration, less the Total Cash Exercise Price, and (ii) a number of Parent Common Shares equal to (A) the positive difference, if any, between the Total Stock Consideration less the Total Stock Exercise Price, divided (B) by the Parent Closing Stock Value.

(aaa) “Parent Acceptable Confidentiality Agreement” means a confidentiality agreement on terms that are no less favorable to Parent than those contained in the Confidentiality Agreement relative to Parent (which agreement need not contain standstill provisions).

(bbb) “Parent Acquisition Proposal” means any Contract, proposal, offer or indication of interest relating to any transaction or series of related transactions (other than transactions with Parent or any of its Subsidiaries) involving (i) any merger, amalgamation, share exchange, recapitalization, consolidation, liquidation or dissolution involving Parent the business of which constitutes 20% or more of Parent’s consolidated net revenue or earnings before interest, taxes, depreciation and amortization for the preceding twelve months; (ii) any direct or indirect acquisition (by asset purchase, stock purchase, merger, or otherwise) by any Person or “group” (as defined under Section 13(d) of the Exchange Act) of any business or assets of Parent or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that generated 20% or more of Parent’s consolidated net revenue or earnings before interest, taxes, depreciation and amortization for the preceding twelve months, or any license, lease or long-term supply agreement having a similar economic effect; or (iii) any direct or indirect acquisition of beneficial ownership (as defined under Section 13(d) of the Exchange Act) by any Person or “group” of 20% or more of the voting stock of Parent or any tender or exchange offer that, if consummated, would result in any Person or group beneficially owning 20% or more of the voting stock of Parent; provided, however, that a proposal to the issue of up to 40% of the outstanding Parent Common Shares as of the date of such proposal in a transaction permitted by Section 5.2(e)(v)(E) shall not be deemed to be a Parent Acquisition Proposal.

(ccc) “Parent Adverse Recommendation Change” means (i) any failure to make the Parent Board Recommendation, (ii) making any change to, qualification of, withholding of, withdrawal of or modification of, in a manner adverse to the Company, the Parent Board Recommendation, (iii) any failure to recommend against acceptance of any tender offer or exchange offer for the shares of Parent Common Shares within 10 Business Days after commencement of any such offer, (iv) adopting, approving or recommending, or publicly proposing to approve or recommend a Parent Acquisition Proposal or any letter of intent, agreement in principal, acquisition agreement or similar Contract relating to any Parent Acquisition Proposal, or (v) resolving or agreeing to take any of the actions contained in clauses (i) through (iv) above.

(ddd) “Parent Closing Stock Value” means the average of the closing sale prices of Parent Common Shares on the TSX as reported by The Wall Street Journal for the five trading days immediately preceding the date on which the Effective Time shall occur, converted from Canadian dollars to U.S. dollars using the Bank of Canada’s daily average Canada/U.S. exchange rate for each such trading day.

(eee) “Parent Environmental Claim” means any claim, demand, suit, action, cause of action, proceeding, investigation or notice to Parent or any of its Subsidiaries by any Person or entity alleging any potential liability (including potential liability for investigatory costs, cleanup costs, governmental response costs, natural resource damages, personal injuries, or penalties) arising out of, based on, or resulting from (i) the presence, or Release into the environment, of any Hazardous Material at any location, whether or not owned, leased, operated or used by Parent or its Subsidiaries, or (ii) circumstances forming the basis of any violation, or alleged violation, of any applicable Environmental Law.

(fff) “Parent Existing Credit Facility” means the 2012 Credit Agreement, dated November 2, 2012, by and among Parent, the lenders party thereto and Royal Bank of Canada, as administrative agent and collateral agent, as amended or supplemented.

(ggg) “Parent Intervening Event” means a material event, development or circumstance that was not known to the Parent Board on the date of this Agreement (or if known, the consequences of which were not known or reasonably foreseeable by the Parent Board as of the date hereof), which event or circumstance, or any material consequences thereof, becomes known to the Parent Board prior to obtaining the Parent Shareholder Approval; provided, however, that in no event shall the receipt, existence or terms of a Parent Acquisition Proposal or any matter relating thereto or consequence thereof constitute a Parent Intervening Event.

(hhh) “Parent Leased Real Property” means all interests in real property pursuant to the Parent Leases.

(iii) “Parent Leases” means the real property leases, subleases, licenses and use or occupancy agreements pursuant to which Parent or any of its Subsidiaries is the lessee, sublessee, licensee, user, operator or occupant of real property, or interests therein.

(jjj) “Parent Material Adverse Effect” means a Material Adverse Effect with respect to Parent.

(kkk) “Parent Note Purchase Agreement” means that certain Note Purchase Agreement (together with all other documents contemplated thereby or referenced therein, the “2024 Note Purchase Agreement”), dated November 2, 2012, among Parent, as the issuing company, and the note purchasers party thereto,

(lll) “Parent Owned Real Property” means the real property, and interests in real property, owned by Parent and its Subsidiaries.

(mmm) “Parent Real Property” means the Parent Owned Real Property and the Parent Leased Real Property.

(nnn) “Parent Rights Plan” means the shareholders rights plan agreement between Parent and Computershare Investor Services Inc. dated January 8, 2008.

(ooo) “Parent Share Consideration Value” means the product of the Stock Consideration multiplied by the Parent Closing Stock Value.

(ppp) “Parent Share Plans” means Parent’s Stock Option and Compensation Plan, Employee Share Purchase Plan, 2012 Long-term Incentive Plan, 2013 Long-term Incentive Plan, 2014 Long-term Incentive Plan and 2015 Long-term Incentive Plan, 2016 Long-term Incentive Plan, 2017 Long-term Incentive Plan and Deferred Share Unit Plan.

(qqq) “Parent Superior Proposal” means an unsolicited, bona fide written offer by any Person or “group” (other than the Company or any of its controlled affiliates) to acquire, directly or indirectly, substantially all of the businesses or assets of Parent, or a majority of the Parent Common Shares, in each case whether by way of merger, amalgamation, share exchange, tender offer, exchange offer, recapitalization, consolidation, sale of assets or otherwise, that, the Parent Board determines, in good faith, after taking into account relevant legal, financial, regulatory, estimated timing of consummation and other aspects of such proposal and the Person or group making such proposal, would, if consummated in accordance with its terms, result in a transaction more favorable, from a financial point of view, to the Parent’s shareholders than the Merger.

(rrr) “Permitted Liens” means (i) Liens reserved against or identified in the Company Balance Sheet or the Parent Balance Sheet, as the case may be, to the extent so reserved or reflected or described in the notes thereto, (ii) Liens for (A) current-period Taxes not yet due and payable or (B) Taxes that are being contested in good faith in appropriate proceedings and for which adequate reserves under U.S. GAAP or IFRS, as applicable, have been established, (iii) licenses under Intellectual Property, (iv) Liens securing the Company Existing Credit Facility or other Company Existing Credit Facility Documents or the Parent Existing Credit Facility or the Parent Note Purchase Agreement, as the case may be, and (v) those Liens that, individually or in the aggregate with all other Permitted Liens, do not, and are not reasonably likely to, materially interfere with the use or value of the properties or assets of the Company and its Subsidiaries or Parent and its Subsidiaries, as the case may be and in each case taken as a whole as currently used, or otherwise individually or in the aggregate have or result in a Material Adverse Effect on the Company or Parent, as the case may be.

(sss) “Person” means any natural person, firm, individual, partnership, joint venture, business trust, trust, association, corporation, company, unincorporated entity or Governmental Entity.

(ttt) “Regulatory Approvals” means DSS Approval, ICA Approval, and any approval, consent, authorization, filing, registration, license, franchise, permit, exemption, variance, waiver or non-objection of the NOAA, the DDTC or any other Governmental Entity necessary to consummate the transactions contemplated by this Agreement.

(uuu) “Release” means any releasing, disposing, discharging, injecting, spilling, leaking, pumping, dumping, emitting, escaping, emptying, dispersal, leaching, migration, transporting, placing and the like, including into or upon, any land, soil, surface water, ground water or air, or otherwise entering into the environment.

(vvv) “Restricted Person” means: (i) any Person (other than a natural person) located in, or formed under the laws of Iran, North Korea, Sudan, Syria or the Crimea region of Ukraine; (ii) any Person or governmental authority with which transactions by U.S. or Canadian Persons are prohibited as of the time of a relevant transaction under any International Trade Laws; (iii) any Person designated in the Specially Designated Nationals and Blocked Persons list maintained by OFAC, or the Designated Persons lists maintained by GAC or Canada’s Office of the Superintendent of Financial Institutions; (iv) any “national” of Cuba except an “unblocked national”, as those terms are defined in Title 31, Part 515 of the U.S. Code of Federal Regulations, as amended from time to time; and (v) any Person owned or controlled by, or acting or purporting to act for, any of the foregoing Persons.

(www) “Required Information” means: (i) the information with respect to the business, operations and financial condition of the Company and its Subsidiaries as may be reasonably requested by Parent and reasonably available to the Company and reasonably and customarily required for any offering document, which information shall be prepared in accordance with applicable securities laws and suitable for use in a customary “high-yield road show” for an offering of senior notes pursuant to Rule 144A of the Securities Act and (ii) the financial statements set forth in paragraph 5 of Exhibit D of the Commitment Letter and financial information regarding the Company and its Subsidiaries necessary to permit Parent to satisfy the condition set forth in paragraph 6 of Exhibit D of the Commitment Letter (or any analogous section in any amendment, modification, supplement, restatement or replacement thereof to the extent not exceeding the scope of the requirements set forth in the Commitment Letter in effect on the date hereof). In no event shall Required Information include any obligation of the Company to prepare any financial information in accordance with IFRS.

(xxx) “Section 721” means Section 721 of the Defense Production Act of 1950, as amended (50 U.S.C. §4565) and the regulations promulgated thereunder at 31 C.F.R. Part 800.

(yyy) “Security Control Agreement” means the Security Control Agreement, dated January 26, 2017, by and among Parent, Merlin Holdco and the U.S. Department of Defense.

(zzz) “SEDAR” means the System for Electronic Document Analysis and Retrieval, the electronic filing system for the disclosure documents of public companies and investment funds across Canada.

(aaaa) “Specified CLINs” means Contract Line Items Number (“CLIN”) 0601, CLIN 0701, CLIN 0801 or CLIN 0901 of the NGA Contract (which covers, for the avoidance of doubt, the acquisition and delivery of imagery and associated imagery support data from the satellite constellation of the Company and the Company Subsidiaries).

(bbbb) “Subsidiary” means with respect to any Person, any other Person of which 50% or more of the securities or other interests having by their terms ordinary voting power for the election of directors or others performing similar functions are directly or indirectly owned by such Person.

(cccc) “Tax” means any U.S. or non-U.S. federal, state, provincial, local, or other tax, import, duty or other governmental charge or assessment or deficiencies thereof, including income, alternative, minimum, accumulated earnings, personal holding company, franchise, capital stock, net worth, capital, profits, windfall profits, gross receipts, value added, sales, use, excise, custom duties, transfer, conveyance, mortgage, registration, stamp, documentary, recording, premium, severance, environmental, real and personal property, ad valorem, intangibles, rent, occupancy, license, occupational, employment, unemployment insurance, social security, disability, workers’ compensation, payroll, health care, withholding, estimated or other similar tax and including all interest and penalties thereon and, with respect to any Tax Returns, any additions to tax.

(dddd) “Tax Return” means any return, estimated tax return, report, declaration, form, claim for refund or information statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

(eeee) “Total Cash Consideration” means, with respect to each Company Option, the product of (i) the Cash Consideration and (ii) the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time.

(ffff) “Total Cash Exercise Price” means, with respect to each Company Option, the aggregate exercise price of the shares of Company Common stock subject to such Company Option immediately prior to the Effective Time, multiplied by a fraction, the numerator of which is the Cash Consideration and the denominator of which is the sum of (i) the Cash Consideration and (ii) the Parent Share Consideration Value.

(gggg) “Total Stock Consideration” means, with respect to each Company Option, the product of (i) the Parent Share Consideration Value and (ii) the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time.

(hhhh) “Total Stock Exercise Price” means, with respect to each Company Option, the aggregate exercise price of the shares of Company Common stock subject to such Company Option immediately prior to the Effective Time reduced by the Total Cash Exercise Price.

(iiii) “TSX” means the Toronto Stock Exchange.

(jjjj) “U.S. GAAP” means generally accepted accounting principles in the United States.

Section 8.6 Headings; Schedules. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Disclosure of any matter pursuant to any Section of the Company Disclosure Letter or the Parent Disclosure Letter shall not be deemed to be an admission or representation as to the materiality of the item so disclosed.

Section 8.7 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which shall be considered one and the same agreement.

Section 8.8 Entire Agreement. This Agreement and the Confidentiality Agreement constitute the entire agreement, and supersede all prior agreements and understandings (written and oral), among the Parties with respect to the subject matter of this Agreement.

Section 8.9 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

Section 8.10 Governing Law. This Agreement shall be governed, construed and enforced in accordance with the Laws of the State of Delaware without giving effect to the principles of conflicts of law thereof. Notwithstanding the foregoing, any claim, cause of action or controversy based upon, arising out of or related to the Commitment Letter, the Financing or the performance of services thereunder or related thereto shall be governed by and construed in accordance with the Laws of the State of New York without giving effect to the principles of conflicts of law thereof.

Section 8.11 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Parties; provided that each of Parent, Merlin Holdco and Merger Sub may assign this Agreement (or any rights pursuant to this Agreement) to each other or to any of its Subsidiaries, or to any lender to each of Parent, Merlin Holdco and Merger Sub or any Subsidiary or affiliate thereof as security for obligations to such lender, and provided, further, that no assignment shall in any way affect Parent’s, Merlin Holdco’s or Merger Sub’s obligations or liabilities under this Agreement.

Section 8.12 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party and their permitted assignees, and (other than Sections 5.9 and 8.11) nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement. Without limiting the foregoing, no direct or indirect holder of any equity interests or securities of any Party (whether such holder is a limited or general partner, member, stockholder or otherwise), nor any affiliate of any Party, nor any director, officer, employee, representative, agent or other controlling Person of each of the Parties and their respective affiliates shall have any liability or obligation arising under this Agreement or the transactions contemplated hereby.

Section 8.13 Specific Performance. The Parties hereby acknowledge and agree that the failure of any Party to perform its agreements and covenants hereunder, including its failure to take all actions as are necessary on its part to consummate the Merger, will cause irreparable injury to the non-breaching Parties, for which damages, even if available, will not be an adequate remedy. Accordingly, each Party hereby consents to the granting of injunctive relief by any court of competent jurisdiction to prevent breaches of this Agreement, to enforce specifically the terms and provisions hereof, and to compel performance of such Party’s obligations (including the taking of such actions as are required of such Party to consummate the Merger), this being in addition to any other remedy to which any Party is entitled under this Agreement. The Parties further agree to waive any requirement for the securing or posting of any bond in connection with any such remedy, and that such remedy shall be in addition to any other remedy to which a Party is entitled at Law or in equity.

Section 8.14 Jurisdiction. Each of the Parties agrees that any claim, suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be heard and determined in the Chancery Court of the State of Delaware (and each agrees that no such claim, suit, action or proceeding relating to this Agreement shall be brought by it or any of its affiliates except in such court), and the Parties hereby irrevocably and unconditionally submit to the exclusive jurisdiction of such court in any such claim, suit, action or proceeding and irrevocably and unconditionally waive the defense of an inconvenient forum to the maintenance of any such claim, suit, action or proceeding. Process in any such claim, suit, action or proceeding may be served on any Party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each Party agrees that service of process on such Party as provided in Section 8.4 shall be deemed effective service of process on such Party. Notwithstanding anything in this Agreement to the contrary, each party hereto acknowledges and irrevocably agrees (i) that any action or proceeding, whether at law or in equity, whether in contract or in tort or otherwise, involving the Debt Providers arising out of, or relating to, the transactions contemplated hereby, the Commitment Letter, the Financing or the performance of services thereunder or related thereto shall be subject to the exclusive jurisdiction of the Supreme Court of the State of New York, County of New York, or if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and the appellate courts thereof) and each party hereto submits for itself and its property with respect to any such action or proceeding to the exclusive jurisdiction of such court and (ii) not to permit or bring any of its Affiliates to bring or support anyone else in bringing any such action or proceeding in any other court.

Section 8.15 Certain Agreements with Respect to Debt Providers; No Recourse. The Company agrees, on behalf of itself and its affiliates, stockholders and representatives (collectively, the “Company Related Parties”) that (i) the Debt Providers and their affiliates, stockholders and Representatives and each of their successors and assigns (collectively, the “Financing Sources”) (i) shall be subject to no liability or claims by the Company Related Parties arising out of or relating to this Agreement, the Financing or the transactions contemplated hereby or in connection with the Financing, or the performance of services by such Financing Sources with respect to the foregoing; (ii) no recourse under this Agreement or any documents or instruments delivered in connection with this Agreement shall be had against any Financing Source, whether by the enforcement of any assessment or by any action, or by virtue of any applicable Law, other than by Parent or Merger Sub under the Commitment Letter; (ii) shall not have any rights or claims against any Company Related Party arising out of this Agreement, the Financing or the transactions contemplated hereby or in connection with the Financing; provided that following the Closing and the consummation of the Financing, the foregoing will not limit any rights the Debt Providers have against the Company and the Company Subsidiaries under the Commitment Letter or the definitive documentation governing the Financing; and (iii) the Financing Sources are express third party beneficiaries of this section (which may not be changed as to any Financing Sources without its prior written consent).

Section 8.16 No Third-Person Beneficiaries. Nothing in this Agreement shall entitle any Person other than the Company, Parent and Merger Sub to any claim, cause of action, remedy or right of any kind, except for (i) the rights expressly provided to the Persons described in Section 5.9, (ii) the rights of the holders of Company RSUs and Company Options cancelled pursuant to Section 1.7 and (iii) the Debt Providers and their respective current, former or future directors, officers, general or limited partners, stockholders, members, managers, controlling persons, affiliates, employees or Representatives who shall be express third party beneficiaries of Section 7.2, Section 8.10, Section 8.14, Section 8.15 and this Section 8.16.

[Signature page follows]

IN WITNESS WHEREOF, Parent, Merlin Holdco, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

MACDONALD, DETTWILER AND ASSOCIATES LTD.

By:	/s/ Howard L. Lance
Name:	Howard L. Lance
Title:	President and Chief Executive Officer

SSL MDA HOLDINGS, INC.

By:	/s/ Howard L. Lance
Name:	Howard L. Lance
Title:	President and Chief Executive Officer

MERLIN MERGER SUB, INC.

By:	/s/ Howard L. Lance
Name:	Howard L. Lance
Title:	President and Chief Executive Officer

[Signature Page to Merger Agreement]

IN WITNESS WHEREOF, Parent, Merlin Holdco, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

DIGITALGLOBE, INC.

By:	/s/ Jeffrey R. Tarr
Name:	Jeffrey R. Tarr
Title:	President and Chief Executive Officer

[Signature Page to Merger Agreement]

List of Omitted Schedules

The following is a list of the Schedules to the merger agreement, omitted pursuant to Rule 601(b)(2) of Regulation S-K. The registrant hereby agrees to furnish supplementally a copy of any omitted schedule or similar attachment to the SEC upon request.

DigitalGlobe Disclosure Schedule

Section 3.1	Organization, Standing and Power
Section 3.2	Capital Structure
Section 3.3	The Company Subsidiaries
Schedule 3.5	No Conflicts; Consents
Section 3.7	Absence of Certain Changes
Section 3.8	Absence of Undisclosed Liabilities
Section 3.11	Litigation; Compliance with Law
Section 3.12	Intellectual Property
Section 3.13	Regulatory Matters and Government Contracts
Section 3.14	Material Contracts
Section 3.15	Taxes
Section 3.17	Company Assets
Section 3.18	Real Property
Section 3.19	Insurance
Section 3.20	Labor Matters
Section 3.23	Investment Canada Act
Section 3.25	Brokers
Section 5.1	Interim Operations of the Company Employment, Severance and Change in Control Agreements and
Section 5.13(e)	Arrangements
Section 8.5(i)	Knowledge

MDA Disclosure Schedule

Section 4.1	Organization, Standing and Power
Section 4.2	Capital Structure
Section 4.3(a)	Parent Subsidiaries
Section 4.3(b)-(c)	Equity Interest in Parent Subsidiaries
Section 4.4	Authorization; Validity of Agreement
Section 4.5	No Conflicts; Consents
Section 4.6	Parents Reports and Financial Statements
Section 4.7	Absence of Certain Changes
Section 4.8	Absence of Undisclosed Liabilities
Section 4.9	Disclosure Documents
Section 4.10	Employee Benefit Plans
Section 4.11	Litigation; Compliance with Law
Section 4.12(a)	Intellectual Property Registrations and Applications
Section 4.12(b)-(g)	Intellectual Property
Section 4.13	International Trade Laws
Section 4.14(a)	Material Contracts
Section 4.14(b)	Material Contracts
Section 4.15	Taxes
Section 4.16	Environmental Matters

Section 4.17(a)	Parent Assets
Section 4.18	Insurance
Section 4.19	Financing
Section 4.20	Related Party Transactions
Section 4.21	Investment Company
Section 4.22	Recommendation of Parent Board
Section 4.23	Brokers
Section 4.24	Merger Sub
Section 4.25	Freely Tradeable Shares
Section 5.2	Interim Operations of Parent
Section 8.5(ii)	Interpretation; Definitions – Knowledge)

Annex B

OPINION OF PJT PARTNERS LP

February 23, 2017

Board of Directors

1300 W. 120th Avenue

Westminster, CO 80234

Members of the Board:

We understand that DigitalGlobe, Inc., a Delaware corporation (the “Company”), proposes to enter into an Agreement and Plan of Merger (the “Agreement”), by and among the Company, MacDonald, Dettwiler and Associates Ltd., a corporation organized under the laws of British Columbia (“MDA”), a wholly owned subsidiary of MDA that is incorporated in Delaware (“MDA Holdco”), and a wholly owned subsidiary of MDA Holdco that is incorporated in Delaware (“Merger Sub”), pursuant to which Merger Sub will merge with and into the Company, with (i) the Company surviving as a wholly owned indirect subsidiary of MDA and (ii) each issued and outstanding share of common stock, par value $0.001 per share, of the Company (each, a “Share”) (other than Shares (x) held directly or indirectly by MDA, the Company or any of their respective subsidiaries or (y) as to which the holder thereof has properly exercised dissenters’ rights) converting into the right to receive (A) cash in an amount equal to $17.50 and (B) 0.3132 shares of common stock of MDA (each, a “MDA Share”) (such consideration, the “Consideration” and such transaction, the “Transaction”). The terms and conditions of the Transaction are fully set forth in the Agreement.

You have asked us whether, in our opinion, as of the date hereof, the Consideration to be received in the Transaction by the holders of Shares (other than the Company, its Subsidiaries, MDA and its affiliates) is fair to such holders from a financial point of view. In arriving at the opinion set forth below, we have, among other things:

(i)	reviewed certain publicly available information concerning the businesses, financial conditions and operations of the Company and MDA;

(ii)	reviewed certain internal information concerning the business, financial condition and operations of the Company prepared and furnished to us by the management of the Company;

(iii)	reviewed certain internal financial analyses, estimates and forecasts relating to the Company, including three sets of projections for fiscal years 2016 through 2021 that were prepared and approved by the management of the Company (such sets of projections, collectively, the “Company Projections”);

(iv)	reviewed certain financial analyses, estimates and forecasts relating to MDA, including projections for fiscal years 2016 through 2021 that were prepared and approved by the management of the Company (such projections, the “Company MDA Projections”);

(v)	reviewed the expectations of the management of the Company with respect to the pro forma impact of the Transaction on the future financial performance of the combined company, including cost savings and operating synergies (collectively, the “Expected Synergies”), and other strategic benefits expected by the management of the Company to result from the Transaction;

(vi)	reviewed net operating loss projections of the Company that were prepared and approved by the management of the Company (collectively, the “Company NOL Projections”);

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(vii)	held discussions with members of senior management of the Company concerning, among other things, their evaluation of the Transaction and the Company’s and MDA’s businesses, operating and regulatory environments, financial conditions, prospects and strategic objectives;

(viii)	held discussions with members of senior management of MDA concerning, among other things, their evaluation of MDA’s business, operating and regulatory environment, financial condition, prospects and strategic objectives;

(ix)	reviewed the historical market prices and trading activity for the Shares and MDA Shares;

(x)	compared certain publicly available financial and stock market data for the Company and MDA with similar information for certain other companies that we deemed to be relevant;

(xi)	reviewed a draft, dated February 23, 2017, of the Agreement; and

(xii)	performed such other financial studies, analyses and investigations, and considered such other matters, as we deemed necessary or appropriate for purposes of rendering this opinion.

In preparing this opinion, with your consent, we have relied upon and assumed the accuracy and completeness of the foregoing information and all other information discussed with or reviewed by us, without independent verification thereof. We have assumed, with your consent, that the Company Projections have been reasonably prepared in accordance with industry practice and represent, as of the date hereof, the best estimates and judgments of management of the Company (subject, in each case, to the assumptions set forth therein) as to the business and operations and future financial performance of the Company. We have assumed, with your consent, that the Company MDA Projections have been reasonably prepared in accordance with industry practice and represent, as of the date hereof, the best estimates and judgments of management of the Company (subject to the assumptions set forth therein) as to the business and operations and future financial performance of MDA. We have assumed, with your consent, that the amounts of the Company NOL Projections are reasonable and that the net operating losses contained in the Company NOL Projections will be realized in accordance with such estimates. We have assumed, with your consent, that the amounts and timing of the Expected Synergies are reasonable and that the Expected Synergies will be realized in accordance with such estimates. With your consent, we assume no responsibility for and express no opinion as to the Company Projections, the Company MDA Projections, the Company NOL Projections, the Expected Synergies, the assumptions upon which any of the foregoing are based or any other financial analyses, estimates and forecasts provided to us by management of the Company. With your consent, we have also assumed that there have been no material changes in the assets, financial conditions, results of operations, businesses or prospects of the Company or MDA since the respective dates of the last financial statements made available to us, other than as may be reflected in the Company Projections or the Company MDA Projections. We have further relied, with your consent, upon the assurances of the management of the Company that they are not aware of any facts that would make the information and projections provided by them inaccurate, incomplete or misleading in any material respect.

We have not been asked to undertake, and have not undertaken, an independent verification of any information provided to or reviewed by us, nor have we been furnished with any such verification, and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not conduct a physical inspection of any of the properties or assets of the Company or MDA. We did not make an independent evaluation or appraisal of the assets or the liabilities (contingent or otherwise) of the Company or MDA, nor have we been furnished with any such evaluations or appraisals, nor have we evaluated the solvency of the Company or MDA under any applicable laws.

We also have assumed, with your consent, that the final executed form of the Agreement will not differ in any material respects from the draft reviewed by us and that the consummation of the Transaction will be effected in accordance with the terms and conditions of the Agreement, without any material waiver, modification or amendment of any term, condition or agreement, and that, in the course of obtaining the necessary regulatory or third party consents and approvals (contractual or otherwise) for the Transaction, no delay, limitation, restriction or condition will be imposed that would have a material effect on the combined company or the contemplated benefits of the Transaction. We do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company obtained such advice as it deemed necessary from qualified professionals. We are not legal, tax or regulatory advisors and, with your consent, have relied upon without independent verification the assessment of the Company and its legal, tax and regulatory advisors with respect to such matters.

We have not considered the relative merits of the Transaction as compared to any other business plan or opportunity that might be available to the Company or the effect of any other arrangement in which the Company might engage and our opinion does not address the underlying decision by the Company to engage in the Transaction. Our opinion is limited to the fairness as of the date hereof, from a financial point of view, to the holders of Shares (other than the Company, its subsidiaries, MDA and its affiliates) of the Consideration to be received by such holders in the Transaction, and our opinion does not address any other aspect or implication of the Transaction, the Agreement, or any other agreement or understanding entered into in connection with the Transaction or otherwise. We further express no opinion or view as to the fairness of the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. We also express no opinion as to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the Consideration or otherwise. Our opinion is necessarily based upon economic, market, monetary, regulatory and other conditions as they exist and can be evaluated, and the information made available to us, as of the date hereof. We express no opinion as to the prices or trading ranges at which the Shares or MDA Shares will trade at any time, regardless of exchange listing or listings.

This opinion does not constitute a recommendation to any holder of Shares or other capital stock as to how such stockholder should vote or act with respect to the Transaction or any other matter. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. This opinion has been approved by a fairness committee of PJT Partners in accordance with established procedures.

This opinion is provided to the Board of Directors of the Company, in its capacity as such, in connection with and for the purposes of its evaluation of the Transaction only and is not a recommendation as to any action the Board of Directors should take with respect to the Transaction or any aspect thereof. This opinion is not to be quoted, summarized, paraphrased or excerpted, in whole or in part, in any registration statement, prospectus or proxy or information statement, or in any other report, document, release or other written or oral communication prepared, issued or transmitted by the Board of Directors, including any committee thereof, or the Company, without our prior consent. However, a copy of this opinion may be included, in its entirety, as an exhibit to any disclosure document the Company is required to file with the Securities and Exchange Commission in connection with the Transaction. Any summary of or reference to this opinion or the analysis performed by us in connection with the rendering of this opinion in such documents shall require our prior written approval.

We are acting as financial advisor to the Company with respect to the Transaction and will receive fees from the Company for our services, a portion of which is payable upon execution of the Agreement, a portion of which is payable upon the rendering of this opinion and a significant portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse us for our out-of-pocket expenses and to indemnify us for certain liabilities arising out of the performance of such services (including the rendering of this opinion).

In the ordinary course of our and our affiliates’ businesses, we and our affiliates may provide investment banking and other financial services to the Company, MDA and their respective affiliates and may receive compensation for the rendering of these services.

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Based on and subject to the foregoing, we are of the opinion, as the Company’s financial advisor, that, as of the date hereof, the Consideration to be received by the holders of Shares (other than the Company, its subsidiaries, MDA and its affiliates) in the Transaction is fair to such holders from a financial point of view.

Very truly yours,

PJT Partners LP

Annex C

OPINION OF BARCLAYS CAPITAL INC.

CONFIDENTIAL

February 23, 2017

Board of Directors

DigitalGlobe, Inc.

1300 W. 120th Ave.

Westminster, Colorado 80234

United States

Members of the Board of Directors:

We understand that DigitalGlobe, Inc., a Delaware corporation (the “Company”), intends to enter into a transaction (the “Proposed Transaction”) with MacDonald, Dettwiler and Associates Ltd., a corporation organized under the laws of British Columbia (“MDA”), pursuant to which an indirect subsidiary of MDA (“Merger Sub”) will merge with and into the Company, with (i) the Company surviving as a wholly owned indirect subsidiary of MDA and (ii) each issued and outstanding share of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”) (other than shares of Company Common Stock (x) held directly or indirectly by MDA, the Company or any of their respective subsidiaries or (y) as to which the holder thereof has properly exercised dissenters’ rights) converting into the right to receive (A) cash in an amount equal to $17.50 and (B) 0.3132 shares of common stock of MDA (“MDA Common Stock”) (collectively, the “Merger Consideration”). The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement and Plan of Merger by and among MDA, a wholly owned subsidiary of MDA that is incorporated in Delaware, Merger Sub and the Company (the “Agreement”). The summary of the Proposed Transaction set forth above is qualified in its entirety by the terms of the Agreement.

We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the holders of Company Common Stock (other than the Company, its subsidiaries, MDA and its affiliates) of the Merger Consideration to be offered to such holders in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the Proposed Transaction or the likelihood of consummation of the Proposed Transaction. In addition, we express no opinion on, and our opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Proposed Transaction, or consideration to the holders of any other class of the capital stock of the Company, or any class of such persons, relative to the Merger Consideration to be offered to the holders of Company Common Stock in the Proposed Transaction or otherwise. Our opinion does not address the relative merits of the Proposed Transaction as compared to any other transaction or business strategy in which the Company might engage.

In arriving at our opinion, we reviewed and analyzed: (1) a draft of the Agreement, dated as of February 21, 2017, and the material terms of the Proposed Transaction; (2) publicly available information concerning the Company and MDA that we believe to be relevant to our analysis, including their Annual Reports (on Form 10-K for the Company) for the fiscal year ended 2015 and Quarterly Reports (on Form 10-Q for the Company) for the fiscal quarters ended March 31, 2016, June 30, 2016 and September 30, 2016; (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including financial projections of the Company prepared by management of the Company referred to by management of the Company as “LRP 1” (such projections, the “Company Projections”); (4) financial and operating information with respect to the business, operations and prospects of MDA furnished to us by the Company, including (i) financial projections of MDA prepared by management of MDA (such projections, the “MDA Projections”) and (ii) financial projections of MDA prepared by management of the Company (the “Company MDA Projections”); (5) net operating loss projections of the Company prepared by management of the Company (the “Company NOL Projections”); (6) the trading history of Company Common Stock and MDA Common Stock for the past twelve months as of February 16, 2017 and a comparison of that trading history with those of other companies that we deemed relevant; (7) a comparison of the historical financial results and present financial condition of the Company and MDA with each other and with those of other companies that we deemed relevant; (8) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other precedent transactions that we deemed relevant; (9) the expectations of the management of the Company with respect to the pro forma impact of the Proposed Transaction on the future financial performance of the combined company, including cost savings and operating synergies (the “Expected Synergies”), and other strategic benefits expected by the management of the Company to result from a combination of the businesses; (10) published consensus estimates of independent research analysts with respect to the future financial performance and price targets of the Company and MDA; and (11) the relative contributions of the Company and MDA to the historical and future financial performance of the combined company on a pro forma basis (reflecting certain pro forma financing assumptions provided by the management of MDA). In addition, we have had discussions with the management of the Company and MDA concerning the Company’s and MDA’s respective businesses, operations, assets, liabilities, financial conditions and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without any independent verification of such information (and have not assumed responsibility or liability for any independent verification of such information) and have further relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Company Projections, with the consent of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company (subject to the assumptions set forth therein) as to the future financial performance of the Company. With respect to the MDA Projections and the Company MDA Projections, with the consent of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of MDA or the management of the Company, as applicable, as to the future financial performance of MDA. With respect to the Company NOL Projections, with the consent of the Company, we have assumed that the amounts of the Company NOL Projections are reasonable and that the net operating losses contained in the Company NOL Projections will be realized in accordance with such estimates. Furthermore, with the consent of the Company, we have assumed that the amounts and timing of the Expected Synergies are reasonable and that the Expected Synergies will be realized in accordance with such estimates. We assume no responsibility for and we express no view as to any such projections or estimates or the assumptions on which they are based. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company or MDA and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company or MDA. In addition, you have not authorized us to solicit, and we have not solicited, any indications of interest from any third party with respect to the purchase of all or a part of the Company’s business. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter. We assume no responsibility for updating or revising our opinion based on events or circumstances that may occur after the date of this letter. We express no opinion as to the prices at which any shares of capital stock of the Company or MDA will trade following the announcement or consummation of the Proposed Transaction, regardless of exchange listing or listings.

We have assumed that the executed Agreement will conform in all material respects to the last draft reviewed by us. We have assumed the accuracy of the representations and warranties contained in the Agreement and all agreements related thereto. We have also assumed, with the consent of the Company, that all material governmental, regulatory and third party approvals, consents and releases for the Proposed Transaction will be obtained within the constraints contemplated by the Agreement (and that, in the course of obtaining such approvals, consents and releases, no delay, limitation, restriction or condition will be imposed that would have a material effect on the combined company or the contemplated benefits of the Proposed Transaction) and that the Proposed Transaction will be consummated in accordance with the terms of the Agreement without any material waiver, modification or amendment of any term, condition or agreement thereof. We do not express any opinion as to any tax or other consequences that might result from the Proposed Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals.

Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Merger Consideration to be offered to holders of Company Common Stock (other than the Company, its subsidiaries, MDA and its affiliates) is fair to such holders.

We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive fees for our services, a portion of which is payable upon rendering this opinion and a substantial portion of which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. We have performed various investment banking services for the Company in the past, and expect to perform such services in the future, and have received, and expect to receive, customary fees for such services. Specifically, in the past two years, we have performed the following investment banking and financial services for the Company: Lead Arranger and Bookrunner on the Company’s 2016 Secured Credit Facility and Sole Dealer Manager and Solicitation Agent on the associated tender offer. We may perform various investment banking services for MDA in the future and would expect to receive customary fees for such services.

Barclays Capital Inc., its subsidiaries and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of our business, we and our subsidiaries and affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of the Company, MDA and their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

This opinion, the issuance of which has been approved by our Fairness Opinion Committee, is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Proposed Transaction. Except as expressly provided in our engagement letter, this opinion may not be disclosed publicly in any manner without our prior written approval.

Very truly yours,

BARCLAYS CAPITAL INC.

Annex D

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal Rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Officers and Directors

MDA’s articles provide that MDA must indemnify an eligible party against all eligible penalties and pay expenses in advance for an eligible proceeding, subject to the Business Corporations Act (British Columbia) (the “BCA”) Under the BCA, and for the purposes of MDA’s articles, the term “eligible party” , includes but is not limited, to a director or officer of MDA, a former director or officer of MDA or a person who acts or acted as a director or officer or an or an individual acting in a similar capacity for one of MDA’s affiliates or at MDA’s request. Under the BCA, MDA may indemnify an eligible party against all judgments, penalties or fines awarded or imposed in, or an amount paid in settlement of a proceeding in which an eligible party or any of the heirs and personal or other legal representatives of the eligible party, by reason of such party having been an eligible party to which such eligible party is or may be liable. Indemnification will be prohibited if (a) giving indemnity or paying expenses is or was (at the time any applicable earlier agreement to indemnify or pay expenses was made) prohibited in articles, (b) in relation to the subject matter of the eligible proceeding, the eligible party did not act honestly and in good faith with a view to the best interests of MDA or the associated corporation, as the case may be, or, (c) in the case of an eligible proceeding other than a civil proceeding, the eligible party did not have reasonable grounds for believing that the eligible party’s conduct in respect of which the proceeding was brought was lawful. The BCA also provides, under Section 162, that MDA may also pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an eligible party in connection with such a proceeding; however, the individual must agree in writing to undertake that if it is ultimately determined that the payment of expenses is prohibited by either conditions (a), (b) or (c) above, the eligible party will repay the amounts advanced. Additionally, in the case of a derivative action on behalf of MDA or on behalf of an associated entity, MDA must not indemnify an eligible party for any penalties the eligible party is or may be liable for and MDA must not pay the expenses of the eligible party after the final disposition nor advance expenses to the eligible party.

MDA has entered into indemnification agreements with its officers and directors in respect of any legal claims or actions initiated against them in their capacity as officers and directors of MDA or MDA’s subsidiaries in accordance with applicable law. These agreements include bearing the reasonable cost of legal representation in any legal or regulatory action in which they may become involved in their capacity as MDA’s officers and directors. Pursuant to such indemnities, MDA bears the cost of the representation of certain officers and directors.

MDA also has an insurance policy which indemnifies directors and officers against certain liabilities incurred by them in their capacities as such.

Insofar as indemnification for liabilities arising under the U.S. Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the U.S. Securities Act and is therefore unenforceable.

Item 21.	Exhibits and Financial Statement Schedules

A list of the exhibits included as part of this registration statement is set forth in the Exhibit Index that immediately precedes such exhibits and is incorporated herein by reference.

Item 22.	Undertakings

(A)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the U.S. Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “calculation of registration fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the U.S. Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	To file a post-effective amendment to the registration statement to include any financial statements required by “Item 8.A. of Form 20-F” at the start of any delayed offering or throughout a continuous offering.

(5)	That, for the purpose of determining liability of the registrant under the U.S. Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(B)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the U.S. Securities Act, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the U.S. Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the U.S. Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(C)	The undersigned registrant hereby undertakes as follows:

(1)	That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(2)	That every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of section 10(a)(3) of the U.S. Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the U.S. Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(D)	Insofar as indemnification for liabilities arising under the U.S. Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the U.S. Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the U.S. Securities Act and will be governed by the final adjudication of such issue.

(E)	The undersigned registrant hereby undertakes: (1) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means, and (2) to arrange or provide for a facility in the United States for the purpose of responding to such requests. The undertaking in clause (1) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(F)	The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the U.S. Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Vancouver, British Columbia, Canada, on June 2, 2017.

MACDONALD, DETTWILER AND ASSOCIATES LTD.

By:	/s/ Howard L. Lance
Howard L. Lance
President, Chief Executive Officer and Director

Name	Title	Date

/s/ Howard L. Lance Howard L. Lance	President, Chief Executive Officer and Director (Principal Executive Officer)	June 2, 2017

* Anil Wirasekara	Executive Vice President & Chief Financial Officer (Principal Financial Officer)	June 2, 2017

* Angela Lau	Senior Vice President, Finance and Corporate Secretary (Principal Accounting Officer)	June 2, 2017

* Robert L. Phillips	Chairman of the Board of Directors	June 2, 2017

* Dennis H. Chookaszian	Director	June 2, 2017

* Lori B. Garver	Director	June 2, 2017

* Joanne O. Isham	Director	June 2, 2017

* C. Robert Kehler	Director	June 2, 2017

* Brian G. Kenning	Director	June 2, 2017

* Eric Zahler	Director	June 2, 2017

*	Howard L. Lance signs this Amendment No. 1 to the Registration Statement on behalf of the indicated persons for whom he is attorney-in-fact, pursuant to the powers of attorney filed with the Registration Statement on April 27, 2017.

By:	/s/ Howard L. Lance
Howard L. Lance Attorney-in-fact

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the authorized representative has duly caused this registration statement to be signed on its behalf by the undersigned, solely in her capacity as the duly authorized representative of MDA in the City of San Francisco, State of California, on June 2, 2017.

By:	/s/ Michelle D. Kley
Michelle D. Kley
Authorized Representative in the United States

EXHIBIT INDEX

Exhibit Number	Exhibit Description

2.1	Agreement and Plan of Merger, dated as of February 24, 2017, by and among MacDonald, Dettwiler and Associates Ltd., SSL MDA Holdings, Inc., Merlin Merger Sub, Inc. and DigitalGlobe, Inc. (attached as Annex A to the proxy statement/prospectus included in this Registration Statement) (schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K, but will be furnished supplementally to the Securities and Exchange Commission upon request).**

3.1	Certificate of Continuation of MacDonald, Dettwiler and Associates Ltd., dated May 16, 2016.**

3.2	Notice of Articles of MacDonald, Dettwiler and Associates Ltd., dated May 16, 2016.**

3.3	Articles of MacDonald, Dettwiler and Associates Ltd., dated May 4, 2016.**

4.1	Shareholder Rights Plan Agreement, dated January 8, 2008, between MDA and Computershare Investor Services Inc.**

5.1	Opinion of Stikeman Elliott LLP regarding the validity of the MDA common shares.

10.1	Credit Agreement, dated as of November 2, 2012, among MacDonald, Dettwiler and Associates Ltd., Royal Bank of Canada and those institutions whose names are set forth on the execution pages thereof as lenders.**

10.2	2024 Note Purchase Agreement, dated as of November 2, 2012, between MacDonald, Dettwiler and Associates Ltd. and the note purchasers party thereto.**

10.3	Security Control Agreement, dated as of January 26, 2017, by and among MacDonald, Dettwiler and Associates Ltd., SSL MDA Holdings, Inc. and the U.S. Department of Defense.**

10.4	Limited Recourse Receivable Purchase Agreement, dated September 16, 2016, among Space Systems/Loral, LLC, MacDonald, Dettwiler and Associates Ltd. and ING Bank N.V.†

21.1	List of subsidiaries of MDA Inc.**

23.1	Consent of PricewaterhouseCoopers LLP.

23.2	Consent of KPMG LLP.

23.3	Consent of Stikeman Elliott LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included on the signature page of this Registration Statement filed on April 27, 2017)**

99.1	Consent of PJT Partners.

99.2	Consent of Barclays Capital Inc.

99.3	Proxy Voting Card of DigitalGlobe, Inc.*

99.4	Consent of Howell M. Estes, III to Become a Director**

99.5	Consent of L. Roger Mason, Jr. to Become a Director**

99.6	Consent of Nick S. Cyprus to Become a Director**

*	To be filed by amendment.
**	Previously filed.
†	Confidential treatment has been requested with respect to certain portions of this exhibit. These portions have been omitted and submitted separately to the SEC